72

Follow-Up Materials

06013024

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayerische Hypotheken Und Wechsel Bank

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAY 04 2006 E

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3777 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/2/06

Annual Report HVB Group

File No. 82-3777

Bayerische Hypotheken und Wechsel Bank AG

AR/S 12-31-05

HypoVereinsbank

Member of UniCredit Group

On June 12, 2005, HVB and UniCredit announced their intention to form the first truly European bank. After the management boards of both financial institutions had indicated their approval, the vast majority of HypoVereinsbank and Bank Austria Creditanstalt shareholders decided to accept the offer to exchange their shares. Thus, by the end of 2005, a new force in the European banking market had come into being.

"Together UniCredit and HVB will be a strong new force rooted in the heart of Europe with three neighboring home markets straddling one of the continent's most dynamic regions. We will become a truly European bank combining our strengths to deliver enhanced service and innovation to our customers as well as increased value to our shareholders."

Alessandro Profumo
CEO UniCredit

"With this transaction, UniCredit and HVB are at the forefront of European banking consolidation. Each of us has chosen the best partner. We are creating new growth prospects for our shareholders, customers, and employees that neither of us would have been able to achieve on a stand-alone basis. Germany will continue to play an important role in this first transaction of such magnitude in Europe."

Dieter Rampl
Board Spokesman, HVB
(until December 31, 2005)

Dieter Rampl (at left)
and Alessandro Profumo


HVB Group
UniCredit
Creating

THE NEW HYPOVEREINSBANK

- HypoVereinsbank is one of the **leading financial institutions** in Germany. Our core competencies include retail and corporate banking, real estate finance, the capital markets, and asset management.

- The customer is the focal point of all our activities. We are committed to providing our customers with excellent, innovative and fast solutions across all business segments. We want to be the preferred bank for our customers as they enjoy a distinct **service culture.**

- HypoVereinsbank belongs to the new UniCredit Group. This Group holds a leading position in the wealthiest regions and fastest growing markets in Europe. It is the undisputed **number one** in the **new Europe** covering the emerging economies of Central and Eastern Europe.

- Besides its outstanding geographical position, the new UniCredit Group boasts a broadly diversified business profile. It taps **complementary strengths** and exploits **economies of scale**. This enables us to offer our customers the full range of services they expect from a leading European bank.

- Germany has an important role to play in the new Group. We are committed to our **regional origins**, but together with UniCredit we also want to develop a strong cultural identity as the first truly European bank. We are similarly committed to our **corporate citizenship**, promoting the common good in the countries where we operate.

- We offer our people excellent opportunities to further their careers. We give them a stake in our success through **performance-related systems** of remuneration. This helps to foster entrepreneurialism; at the same time, we ensure strict compliance with the principles set down in our new **Integrity Charter.**

- As part of the UniCredit Group, Hypo Vereinsbank seeks to constantly **increase its return on equity** for its shareholders, building on a systematic program of value-based management.

	2005	2004
Key indicators (%)		
Return on equity after taxes (adjusted)[1]	10.0	3.9
Return on equity after taxes	5.5	(19.3)
Return on equity before taxes (adjusted)[1]	13.7	6.7
Return on equity before taxes	8.9	(12.8)
Cost-income ratio (based on operating revenues)	66.4	66.1
Operating performance		
Operating profit (€ millions)	1,813	1,345
Profit (loss) from ordinary activities/net income (loss) before taxes (€ millions)	1,299	(1,913)
Net income (loss) (€ millions)	642	(2,425)
Cash dividend per share of common stock (€)	0.25	—
Earnings per share (adjusted, €)[1]	1.55	0.70
Earnings per share (€)	0.86	(3.48)
Balance sheet figures (€ billions)		
Total assets	493.5	467.4
Total volume of lending	332.6	324.6
Shareholders' equity	16.4	14.0
Key capital ratios compliant with BIS rules[2]		
Core capital (€ billions)	16.0	15.7
Equity funds (€ billions)	27.4	27.1
Risk assets (€ billions)	245.5	238.6
Core capital ratio (%)	6.5	6.6[3]
Core capital ratio (adjusted %)[1]	6.8	
Equity funds ratio (%)	10.9	10.4
Share information		
Share price: Year-end (€)	25.61	16.70
High (€)	26.85	21.13
Low (€)	16.30	12.86
Market capitalization (€ billions)	19.2	12.5
Employees	61,251	57,806
Branch offices	2,316	2,036

[1] 2005 figures adjusted for "restructuring costs and additional provisions for losses on loans and advances"; 2004 figures adjusted for amortization of goodwill, restructuring costs, and allocation to special provisions for bad debts

[2] as per approved financial statements

[3] 6.2% taking into account the effects of consolidation to be incorporated from the start of 2005

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A2	P–1	stable	Aa1	Aa1
S&P	A	A–1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

SHAREHOLDER INFORMATION



Wolfgang Sprissler

LETTER TO OUR SHAREHOLDERS

Dear shareholders,
business partners, and friends of HVB,

Fiscal 2005 represents a turning point in the history of our Bank. The year's most important event by far was the business combination with UniCredit, which was very successfully concluded in November. The overwhelming majority of our shareholders voted to exchange their HVB stock for UniCredit share certificates, also reaping an attractive premium.

The result was the birth of a new force in the banking business: the first truly European banking group. And we're proud to be a part of it. For our shareholders, but also for our customers and employees, we've gained a new long-term vision and attractive new prospects as part of a strong corporate group. The new UniCredit Group's 28 million customers in 19 countries will be able to take advantage of the optimized range of products and services of a powerful, international network. And the new bank's 140,000 employees can now look forward to interesting new opportunities with a reach that extends beyond national boundaries.

The new UniCredit Group is founded on a leading position in a prosperous and closely intermeshed economic region: Germany, Austria, and Italy. This region is also the natural bridgehead for capital investments in the new Europe. As the region's largest banking group by far, the new UniCredit Group will be able to make the most of the opportunities offered by the rapidly expanding markets of Central and Eastern Europe. This kind of strategic match of stability and growth prospects is unique in the European banking environment to date. The new corporate group is typified by an exceptionally high degree of diversification in its business profile and regional presence.

Let me set the combination in a larger context. Both banks have clearly stated their commitment to Europe. Irrespective of the major political challenges that Europe currently faces, our decision makes one thing absolutely clear: Europe is rapidly developing into a single economic zone, and the banking business too is thus consolidating across borders. Through their combination, HVB and UniCredit intend to play an active role in shaping this process. For us, UniCredit definitely was an ideal partner – in part because of its outstanding financial performance, but also because of its strategic focus and proven abilities with integration. The new corporate group's goal will be to expand its already strong market position in Europe. This will place us in the forefront of the European consolidation process.

"The new corporate group's goal will be to expand its already strong market position in Europe. This will place us in the forefront of the European consolidation process."

The cooperatively developed corporate governance system will ensure that our own Bank's established identity will be preserved within the new UniCredit Group. HypoVereinsbank and Bank Austria Creditanstalt will be fairly represented within the future corporate structure. Given this structure and its import for the European banking landscape, the issue of who is the "senior" or "junior" partner loses a great deal of its significance.

Our combination will give both banks a long-term perspective that they would never have been able to achieve on their own. The new bank has financial potential and strategic alternatives that neither could have generated alone. In terms of market capitalization, the new corporate group is one of the five largest in the euro zone. It will be able to take further steps in the European market from a position of strength. (See also the special report on the new corporate group's focus, strategy, and objectives, later in this report.)

Ladies and gentlemen, our Bank's new situation has also led to major changes for me personally in the past few months. This is my first letter to you as spokesman for the Management Board of HypoVereinsbank.

It was the new corporate group's outstanding earnings potential and its many different organizational options that led me to accept the job. My mission is to integrate our Bank successfully into the UniCredit Group. And my goal is to position HypoVereinsbank as an increasingly important and profitable member of the new corporate group.

I want to extend my warmest thanks to my predecessor, Dieter Rampl. It was his leadership of HVB Group over the past three years, involving a profound transformation and successful, value-driven evolution, that laid the foundations for the Bank's codetermining role in the combination with UniCredit.

Permit me now to turn to the results of fiscal 2005. In all, we were able to build significantly on the operating upswing from the previous two years and succeeded in meeting our financial goals in full, prior to extraordinary expenses. At €1,163 million, adjusted net income clearly surpassed our target of €1 billion, while the 10.0% we recorded for adjusted return on equity after taxes was well above the target range we had set of 8–9%. And we managed to do so even though the German economy as a whole and the banking industry in particular represented quite a challenging environment once again.

As in previous years, economic growth projections had to be revised downward as the year went on. Though the capital markets revived significantly, the situation in the German real estate market remained sluggish, with no clear sign of a turn-around. The markets of Central and Eastern Europe, however, still enjoyed dynamic growth.

Despite these conditions, we improved operating revenues considerably. In part this was because net interest income performed well, despite slow demand for credit. Trading profit improved appreciably. But the most influential factor was the sharp pick-up in commission-based business, producing a rise in core operating revenues that even exceeded our high expectations.

We were able to significantly reduce our loan-loss provisions. With consistently rigorous cost management, and by implementing our PRO capacity optimization program, we were able to keep the rise in administrative costs to around the level planned, despite our forward-looking capital investments.

As a result of the strong performance on the operational side, we succeeded in increasing our operating profit by an impressive 45% compared with last year, at the same time as almost doubling our net income before taxes and boosting our consolidated profit by a factor of nearly 2.5, on an adjusted basis in each case. In operating terms, HVB Group again earned the cost of its capital in full during 2005, and laid a good foundation for future tangible increases in profitability.

We want you, our shareholders, to participate in our financial success. For that reason, the Management Board will propose to the Annual General Meeting of Shareholders a dividend of €0.25 per share for fiscal 2005. I'm particularly pleased about this because you have lived without dividends for the past few years.

I personally am very satisfied with how our Bank performed last year. And that goes for more than our financial results. We laid the groundwork to reinforce our capital base and further optimized our risk profile in both market and lending operations. This involved the systematic disposal of more non-strategic investments and significant reductions in our portfolio of non-performing loans. These changes are visibly reflected in the improvement in the price of our share, which clearly outperformed the DAX and most other financial stocks as well.

"Our aim is to make a substantial contribution toward the overall earnings of the new UniCredit Group while building lasting value for our shareholders' benefit."

Strategically, the changes of the past few years have left us well positioned, and we have proven that we can achieve steady sales advances at the customer interface even in today's challenging environment. In the future, our customers will benefit from an even broader range of services and a more widespread regional presence. Our aim is to make a substantial contribution toward the overall earnings of the new UniCredit Group while building lasting value for our shareholders' benefit.

What's ahead, specifically? The task of integrating HVB into the new UniCredit Group is already in full swing in order to promptly realize the large potential synergies inherent in the business combination. In this process, HVB codetermined the new group's groundrules. The principles of corporate policy adopted by the new UniCredit Group lay the foundation for the actions of every unit in the new corporate group. HVB will also take its lead from these principles within the specific context it operates in. One reason why we support this approach is that only sharply focused corporate management and a consistent focus on shared objectives can bring success for the corporate group as a whole.

But all this will be founded on a flexible combination of local and international structures. The new UniCredit Group is based on established brands in regional markets. Yet the new corporate group's ambitions and focus reach beyond national borders, because all its banks work on a foundation of shared rules, management systems, and conceptions of value. Within the new constellation, and within these defined "platform planks," HypoVereinsbank will thus be preserved as an independently operating financial institution, and as a strong brand for its customers.

In this respect, I also want to make something quite clear about the role of the Germany business within the corporate group. Germany has a major role to play in the new corporate group. Still more, I'm entirely convinced that we have a good chance of becoming Germany's leading bank within our core areas of competence.

Ladies and gentlemen, beyond a doubt, HVB is facing major challenges. After all, we're aiming for nothing less than to help build one of Europe's leading banking groups. We're determined to develop a strong cultural identity in tandem with UniCredit, achieve operating synergies, and develop something truly new – a European powerhouse with outstanding service and attractive products for its customers, excellent development opportunities for its employees, and high value potential for its shareholders. For the tasks ahead of us, I'll be able to count on a dedicated team in top management that combines skill, experience, and new ideas. In the vast majority of cases, our employees have also welcomed the new challenge. So I'm very confident about the future.

"We're determined to develop a strong cultural identity in tandem with UniCredit, achieve operating synergies, and develop something truly new."

A partnership as extraordinary as the one that connects us with UniCredit definitely depends on trust, as well. I have confidence in Alessandro Profumo and his colleagues. I also want to thank the employees on both sides; they have advanced this great project very effectively over the past few months. Of course, that hardly means that our work is done. In fact, it's only beginning. But I'm certain that we've laid the best possible foundation for future success together. So allow me to ask you to give us your trust, too.

Sincerely,

Wolfgang Sprissler



Management Board members (from left):
Ronald Seilheimer
Johann Berger
Andreas Wölfer
Heinz Laber
Dr. Wolfgang Sprissler
Willibald Cernko
Andrea Umberto Varese
Rolf Friedhofen
Dr. Stefan Schmittmann
(deputy Board member)
Matthias Sohler


Alessandro Profumo

REPORT OF THE SUPERVISORY BOARD

The work of the Supervisory Board focused on two main issues in 2005. Firstly, it involved the high market expectations for a sustained increase in the earnings power of the Bank after the special provision of €2.5 billion for bad debts was included in the 2004 annual financial statements in connection with workout portfolios from the German real estate business. Secondly, it dealt with the tender offer made by UniCredito Italiano S.p.A. (UniCredit) and the related business combination to create the first truly European bank. The significance of these events for the future performance of HVB Group necessitated four additional extraordinary meetings of the Supervisory Board during the period under review on top of its six regular sessions. It also adopted two resolutions by circular.

Focus of discussion during the plenary sessions of the Supervisory Board

The Supervisory Board met at ten plenary sessions last year, one of which was without the Management Board. The outset of 2005 was marked by the reports from the Management Board and intensive discussion of the special provision for bad debts and restructuring provisions which had been included in the 2004 financial statements. The Management Board informed the Supervisory Board that, in order to relieve future income statements, it intended to pool the workout portfolios from the entire German real estate finance business of HVB AG and the remaining holdings of the Real Estate Workout segment, with a total volume of €15.4 billion, in a new segment to be called Real Estate Restructuring (RER). To increase the marketability of these holdings, the underlying real estate collateral was assessed at its liquidation value. This change to the valuation criteria resulted in the above-mentioned special provision in the 2004 financial statements for bad debts of €2.5 billion; in addition to this, a restructuring provision of €250 million was set up for the PRO efficiency enhancement program in back offices, which serves to streamline processes and reduce general administrative expenses. In a very open, intensive dialogue with the Management Board, at two meetings in January and February 2005 the Supervisory Board discussed both of these measures and then examined the adjusted plans for 2005 and future years. During the year the Supervisory Board solicited regular reports on the state of the company together with several reports on the status of the efficiency enhancement program and the gradual reduction of the RER portfolio. By year-end 2005, the RER portfolio had been reduced by approximately €4 billion through our own workout measures and by a further €1.8 billion from a first sale. At the outset of 2006, another transaction involving exposures pooled in the RER segment was agreed with a total volume of around €2.17 billion.

In the summer of last year, Bayerische Hypo- und Vereinsbank (HVB) faced one of the biggest turning points in its long history. The Management Board informed the Supervisory Board at the end of May that HVB and UniCredit were planning to combine their two organizations on the basis of a Business Combination Agreement (BCA). At an extraordinary Supervisory Board meeting then convened on June 12, 2005, both of the investment banks commissioned by the Management Board presented their analyses of the transaction and the possible alternatives to the Supervisory Board. The Management Board explained to the Supervisory Board the main points of the BCA, which was available in both English and German, and the results of an economic and legal due diligence performed by UniCredit with the aid of external advisors. During this phase, the Supervisory Board received advice from an external legal expert with experience of such transactions regarding its rights and obligations in the course of the planned acquisition process. After a lengthy exchange of views, during which the pros and cons of combining the two companies and the possible alternatives were debated in depth, the Supervisory Board consented to the combination with UniCredit and approved the conclusion of the Business Combination Agreement (BCA) by the Management Board. At the following Supervisory Board meeting on July 26, 2005, the Supervisory Board was informed of the status of the combination, in which connection it was informed particularly of the time schedule and of reactions by customers and executives at the Bank to the announcement of the combination.

The tender offer was announced on August 26, 2005. To prepare the substantiated opinion of the Supervisory Board required by law compliant with Section 27 of the German Securities Acquisition and Takeover Act (WpÜG), the Supervisory Board created a subcommittee comprising the Remuneration & Nomination Committee by way of a circular resolution. In accordance with the recommendation given by the legal advisor, the Supervisory Board also called in an investment bank as a financial advisor to check the appropriateness of the consideration offered and a prestigious legal firm to examine the legal issues arising in connection with the acquisition offer and the substantiated opinion. At an extraordinary meeting on August 30, 2005, the Supervisory Board then discussed its opinion on the acquisition offer in great depth without the participation of the Management Board. For this purpose, the Supervisory Board had received an analysis from the financial advisor on the appropriateness of the consideration provided in the tender offer, a draft fairness opinion on the financial appropriateness of the consideration, and a draft opinion which was the outcome of an intensive debate at two subcommittee meetings. At this meeting, the financial advisor presented his analysis to the Supervisory Board, and the legal advisor explained the key points and the main conditions of the tender offer. After thorough discussion, the opinion of the Supervisory Board was approved by a majority on August 31, 2005. In this opinion, which was published on the internet and printed in full in a German national daily paper, the Supervisory Board declared that it supported the offer, that it believed that the exchange ratio was within a reasonable margin, and that it viewed the consideration offered as appropriate. On October 8, 2005, UniCredit published an amendment to its offer, according to which it waived all suspensive conditions in relation to clearances not yet granted by antitrust and supervisory authorities, with the exception of the clearance under antitrust laws by the EU Commission. The Supervisory Board also submitted an opinion on this amendment in accordance with Section 27 of the German Securities Acquisition and Takeover Act (WpÜG) which, after being prepared by the subcommittee, was approved by circular. At the other meetings during the year, the Supervisory Board several times considered the changes to the Management Board and Supervisory Board initiated by the successful tender offer. Further details are given in the section entitled "Personnel changes" below.

The Supervisory Board also received a report on the development in the Austria & Central and Eastern Europe and Corporates & Markets business segments as well as an extensive risk report during 2005. The Supervisory Board paid special attention to the development of risk provisioning for the new "Sofortkredit" (personal loan) product. Reports were given on this at several meetings as well as committee meetings. On account of the explanations given in this connection by the Management Board on the continual adjustment of loan-loss provisions to cater for the trend in business volume and the adjustment of the customary practice of extending loans by sharpening the scorecard, the Supervisory Board satisfied itself that adequate loan-loss provisions had been created for this profitable transaction. In addition, the Supervisory Board was also informed about the status of the sales initiative started last year in the Germany business segment and of the new "Mobile Sales Force" channel which will supplement the range at branches. Moreover, the Supervisory Board received a report on the performance of the assets managed by the Group. Finally, the situation of the real estate fund issued by a subsidiary of HVB AG was the subject of extensive discussions. In this connection, the Management Board decided to take supportive measures in order to achieve a significant improvement in performance in the long term through asset reallocation. The Supervisory Board believes that the Management Board carefully deliberated alternative courses of action and took its decision to purchase real estate through HVB, which was associated with the measure, after considering the facts and circumstances of the case. Furthermore, the Supervisory Board received a report on the decision by the European Court of Justice on the revocation of door-to-door dealings; it sees no reason to differ from the Management Board's assessment that this decision will not entail additional risks for the Bank. Finally, the Supervisory Board examined changes and measures in the area of participating interests and various legal actions for revocation and annulment taken by shareholders.

Corporate governance

As in previous years, the Supervisory Board addressed the topic of corporate governance in depth. The new regulations of the German Corporate Governance Code as amended on June 2, 2005 were explained to the Supervisory Board. As part of the annual efficiency review, the Supervisory Board specifically discussed whether it believed it had a sufficient number of independent members. The Supervisory Board answered this question in the affirmative whereby, for its assessment of this independence, it also consulted recommendations issued by the EU Commission on October 6, 2004 on the tasks of non-executive directors/supervisory board members. Conflicts of interest requiring disclosure based on the Corporate Governance Code did not occur in the past fiscal year. As agreed last year during the efficiency review, regular preliminary discussions before the plenary meetings took place on the shareholder and employee representative side.

Compliant with the Corporate Governance Code, the Supervisory Board discussed and examined the structure of the remuneration system for the Management Board. Changes will occur in future to components with long-term incentives; please see the Compensation Report for further details on this issue.

Furthermore, the Supervisory Board adopted the Statement of Compliance in accordance with Section 161 of the German Stock Corporation Act at the end of the year. In the light of the major changes on the Supervisory Board on account of the combination with UniCredit, the Supervisory Board adopted the section dealing with past events in its composition until November 27, 2005 and the forward-looking section in its new composition. In the case of the section dealing with past events, one of the Code's recommendations is not followed and another only applied in part. The forward-looking section differs to the Code's recommendations in two respects. Further details on this issue are contained in the joint Corporate Governance Report of the Management Board and the Supervisory Board as well as in the Compensation Report (see the section of this Annual Report headed "Corporate Governance and Compensation Report").

A total of nine meetings of the Supervisory Board had been held by the end of November 2005, when eight shareholder representatives resigned their seats on the Supervisory Board (see the section entitled "Personnel changes" below). Due to a short term of office, one member of the Supervisory Board was only able to attend in person less than half of the Supervisory Board meetings held during this period. Only one Supervisory Board meeting was held in December 2005, that is after the court's appointment of eight new shareholder representatives to the Supervisory Board. One new member of the Supervisory Board was only able to participate in the meeting by proxy.

Main focus of committee work

By the end of 2005, the Supervisory Board had set up five committees that supported its work. Due to the integration of Bayerische Hypo- und Vereinsbank AG into the UniCredit Group, the Supervisory Board dissolved two committees with effect from December 31, 2005: the Strategy and Business Development Committee and the Risk Committee. Their tasks have been performed by the plenary meetings and the Audit Committee to ensure compact, aggregated reporting since the beginning of 2006. A description of tasks performed by committees is given in the Corporate Governance report. The composition of the committees is shown in the list "Supervisory Board" elsewhere in this Annual Report.

The Remuneration & Nomination Committee met seven times in 2005. At its meetings, it discussed executive appointments. It also considered the remuneration structure and stipulated the detailed remuneration levels for the Management Board. Moreover, the Remuneration & Nomination Committee granted its approval to members of the Management Board who wished to accept seats on supervisory boards of other companies and considered loans requiring approval by circular. To prepare the opinion of the Supervisory Board required by law on the tender offer of UniCredit, the Remuneration & Nomination Committee appointed as a subcommittee examined the draft opinion and the extensive analysis of the financial advisor on the appropriateness of the consideration contained in the tender offer at two meetings with the support of the law firm and investment bank which had been called in for this purpose. Each point contained in the opinion and the presentation was discussed extensively. The Remuneration & Nomination Committee received an in-depth explanation of the methods applied to examine the appropriateness of the exchange ratio. Following an amendment to the terms of the offer, the Remuneration & Nomination Committee held another meeting to prepare the opinion of the Supervisory Board on this amendment. The Remuneration & Nomination Committee also consulted the external legal advisor to prepare this opinion.

The Strategy and Business Development Committee met twice last year. At a meeting held in February, the committee received detailed reports on the provisional consolidated financial statements, the annual plan, the multi-year plan, and the status of the efficiency enhancement program. At another meeting in March, the committee received further explanations on individual points of the plans for the years 2005 to 2007. Based on the documents presented and the explanations provided by the Management Board, the Supervisory Board satisfied itself that the Management Board had carefully established and defined the goals for 2005 and future years and that the targets could be achieved assuming that the markets would develop as shown. The issues planned for two further meetings of this committee were treated at plenary meetings for organizational reasons.

The Audit Committee had four meetings in 2005. In particular, it examined the preliminary audit of the annual financial statements and consolidated financial statements, and discussed the interim reports. To prepare for the election of the independent auditors by the Annual General Meeting of Shareholders, the committee assessed the independence of the proposed auditors. For this purpose it received a detailed statement from the auditors on facts which might limit their independence. Following this, the Audit Committee reached the conclusion that the facts presented are not detrimental to the auditors' independence. Furthermore, the committee stipulated the type and scope of the non-audit related services provided by the auditors. After the election, the committee had the auditors explain their plan, and appointed them to perform the audit, specifying the areas to be subject to special scrutiny and setting the fee. Another topic of discussion in the Audit Committee were the reports of the audit department on the internal auditing results from the first three quarters of the past year, which were in general satisfactory. In addition, the auditors' report on the annual audit of the securities account business was discussed in detail and did not lead to any objections requiring disclosure. The Management Board also informed the committee of an audit of foreign trade and payments by Deutsche Bundesbank, which was completed with a positive result overall. Moreover, the committee solicited information on compliance with financial sanctions and data protection regulations and the observance and development of regulatory capital ratios. Another topic of discussion was the amount and distribution of fees for auditing companies.

The Risk Committee met three times in 2005. At each meeting, the Chief Risk Officer (CRO) submitted a portfolio report to the committee. This served to inform the committee of the amount of, and changes in, risk provisions, individual exposures with an increased risk potential, and industry-specific sub-portfolios. Furthermore, the committee received reports on market and country risks and on risks entailed in operations. Topics of discussion were also the development of loan-loss provisions for Sofortkredit loans and the situation concerning a fund issued by a subsidiary of HVB AG. Compliant with the Minimum Requirements for the Credit Business of Credit Institutions (MaK), the committee closely examined the MaK risk report at each meeting. Furthermore, the committee received a detailed explanation of the MaK risk strategy employed in the strategy process during the yearly report. Revised special credit policies for real estate finance and credit policies for structured real estate finance were also presented to the committee. The implementation of the minimum requirements for the credit business and credit processes in the Professional Real Estate Customers division was examined in the course of a special audit, the outcome of which was reported to the committee. Moreover, the committee received a report on the development of risk capital and risk-covering assets and a report on the liquidity and funding situation. In a report on market risks, the committee received an overview of changes to the limit system and to the measuring method. The committee was also informed of the very positive trend in the new product cross-asset derivatives. As a result of the reports made to the Risk Committee and the documents submitted in this connection, the committee is of the opinion that risks are identified extensively at an early stage and are adequately managed.

The Negotiating Committee required by law did not have to convene in the past year.

The chairmen of the respective committees reported to the Supervisory Board meetings on the topics discussed at the committee meetings, and on the results of these discussions and any votes held. The Management Board also informed the members of the Supervisory Board in writing about unusual events between meetings. The Chairman of the Supervisory Board met regularly with the Spokesman of the Management Board for consultations on major developments, and was informed continually on decisions by the Management Board and ongoing events.

Audit and approval of the 2005 financial statements

The annual financial statements and management report of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, as well as the consolidated financial statements and management's discussion and analysis for fiscal 2005 prepared in accordance with International Financial Reporting Standards (IFRS), including the account records, were audited by KPMG. The independent auditors issued an unqualified opinion in both cases.

In fulfillment of their professional obligations under Section 317 (4) of the German Commercial Code, the independent auditors also examined the monitoring systems used by the Bank to detect risk at an early stage. The independent auditors came to the conclusion that the monitoring systems installed are suitable for the management, identification, and monitoring of the risks incurred by HVB Group, and confirm that the management report for the parent bank and management's discussion and analysis for the Group present a true and fair view of the risks of future business development. The Chairman of the Audit Committee attended the final discussion of the Management Board with the independent auditors.

The financial statements listed above were forwarded to the Supervisory Board, together with Management Board's proposal for the appropriation of profits and the auditors' report. The Audit Committee examined these documents in great detail during the preliminary audit. The auditors reported on the findings of the audit and provided detailed answers to the questions of the members of the Supervisory Board at the preparatory meeting of the Audit Committee, as well as at the subsequent meeting of the Supervisory Board devoted to the annual financial statements. In addition, the Management Board explained the financial statements in detail at these meetings. The Supervisory Board concurred with the results of the audit. It determined that, on the basis of its own examination of the parent bank's financial statements and management report together with the consolidated financial statements, management's discussion and analysis and proposal for the appropriation of profits, no objections were to be raised. At its meeting on March 21, 2006, the Supervisory Board therefore approved the annual financial statements and consolidated financial statements prepared by the Management Board. The Supervisory Board approves the proposal put forward by the Management Board concerning the appropriation of the profits.

With effect from November 17, 2005, UniCredit Italiano S.p.A. has held a majority interest in the share capital of HVB AG. Hence the Management Board issued a report on relationships with related parties for the period between November 17, 2005 to December 31, 2005 in accordance with Section 312 of the German Stock Corporation Act. The report contains the following concluding statement by the Management Board.

"We declare that, based on the circumstances known to us at the time in which the legal transactions mentioned in this report were entered into or the measures mentioned in this report were taken or omitted, Bayerische Hypo- und Vereinsbank AG received appropriate consideration for each legal transaction and that the Bank was not put at a disadvantage by these measures having been taken or omitted."

KPMG audited this report and issued the following opinion:

"On the basis of our statutory audit and assessment, we confirm that

1. the actual information contained in the report is correct,
2. the company's performance was not unreasonably high for the legal transactions mentioned in the report,
3. no circumstances speak in favor of a significantly different assessment to the one given by the Management Board concerning the measures mentioned in the report."

The report of the Management Board on relationships with related parties and the related audit report by KPMG were also forwarded to the Supervisory Board. In the course of preliminary audit, the Audit Committee and then the Supervisory Board considered these documents in depth at the meeting devoted to the annual financial statements. KPMG took part in the meeting of the Supervisory Board and the preparatory meeting of the Audit Committee, gave a report on the principal findings of their audit, and answered questions by Supervisory Board members in depth. The Supervisory Board concurred with the results of the audit by KPMG. Based on the final outcome of its own examination of the report on relationships with related parties, which did not identify any deficiencies, no objections are to be made about the declaration of the Management Board at the end of the report on relationships with related parties.

Personnel changes

In the course of the successful acquisition of HVB by UniCredit, there was a change in leadership at the top level of the company at the end of 2005. This affected both the Supervisory Board and the Management Board.

At December 31, 2005, the previous Board spokesman, Dieter Rampl, resigned from the Management Board and was elected Chairman of the Board of Directors of UniCredit at its inaugural meeting on January 11, 2006. Dieter Rampl had served on the Bank's Management Board since 1995, and greatly influenced the development of HVB Group in a difficult phase, particularly since being appointed Board spokesman in 2003. The Supervisory Board would like to thank Mr. Rampl for his great dedication and achievements for the Group. After consulting the Remuneration & Nomination Committee of the Supervisory Board, the Management Board elected Dr. Wolfgang Sprissler, then serving as Chief Financial Officer (CFO), to succeed Dieter Rampl as Board spokesman. On April 1, 2005, Johann Berger was appointed to the Management

Board, where he is responsible for the Corporates and Commercial Real Estate divisions. He has been the member of the Management Board responsible for Austria & Central and Eastern Europe since January 1, 2006. In addition, Dr. Sprissler and Johann Berger were appointed to the Management Committee of UniCredit.

Due to the acquisition of HVB by UniCredit, the previous Management Board members Dr. Stefan Jentzsch, Dr. Michael Kemmer, Christine Novakovic, formerly Licci, and Michael Mendel have applied the change of control clause in their employment contracts and have resigned from the Management Board. Dr. Jentzsch was a member of the Management Board from May 1, 2001 to November 4, 2005, Dr. Kemmer from June 1, 2003 to December 22, 2005, Christine Novakovic from January 17 to November 4, 2005, and Michael Mendel from February 1, 2003 to November 18, 2005. To examine the legal consequences of applying the change of control clause, the Remuneration & Nomination Committee of the Supervisory Board has obtained three advisory opinions from external legal advisers. In the coming weeks, the Supervisory Board will discuss the consequences arising from this and the next steps to be taken. With effect from January 1, 2006, the following have been appointed to the Management Board: Jan-Christian Dreesen, Rolf Friedhofen, Heinz Laber, Ronald Seilheimer, Mathias Sohler, Andrea Umberto Varese, and Andreas Wölfer. Furthermore, Dr. Stefan Schmittmann was appointed deputy member of the Management Board with effect from January 1, 2006. Willibald Cernko joined the Management Board on February 23, 2006, after Jan-Christian Dreesen had resigned his duties for personal reasons with effect from February 9, 2006 by mutual consent.

Dr. Siegfried Sellitsch resigned from the Supervisory Board at the end of the Annual General Meeting of Shareholders on May 12, 2005, and Dr. Manfred Bischoff with effect from July 27, 2005, who was succeeded by Dr. Diether Münich as a deputy member. Furthermore, Herbert Munker resigned from the Supervisory Board with effect from March 8, 2006. Beate Dura-Kempf, who was elected a deputy member for Herbert Munker by the Bank's employees in accordance with the regulations of the German Co-Determination Act, has joined the Supervisory Board.

As provided for in the Business Combination Agreement between UniCredit and HVB, eight members of the Supervisory Board have resigned from office to allow UniCredit to fill the appropriate number of seats on the Supervisory Board with members it has proposed. Consequently, the following persons have resigned from the Supervisory Board: with effect from November 27, 2005, the previous Chairman of the Supervisory Board, Dr. Albrecht Schmidt, Volker Doppelfeld and Professor Wilhelm Simson, and with effect from November 28, 2005, the additional Deputy Chairman of the Supervisory Board Dr. Hans-Jürgen Schinzler, Dr. Mathias Döpfner, Max Dietrich Kley, Dr. Diether Münich and Gerhard Randa, who resigned from the Management Board at the end of the Annual General Meeting on May 12, 2005 and had been elected to the Supervisory Board. In their places, Alessandro Profumo, Chief Executive Officer of UniCredit, Carlo Salvatori, former Chairman of the Board of Directors of UniCredit, Aldo Bulgarelli, lawyer, Ranieri de Marchis, Chief Financial Officer of UniCredit, Paolo Fiorentino, Head of Global Banking Services of UniCredit, Dario Frigerio, Head of Private Banking and Asset Management of UniCredit, Roberto Nicastro, Head of Retail of UniCredit and Vittorio Ogliengo, Head of Corporates/SMEs of UniCredit were elected to the Supervisory Board under a resolution issued by Munich Registry Court on November 29, 2005. At the Supervisory Board meeting on December 2, 2005, Alessandro Profumo was elected Chairman and Dr. Lothar Meyer, Dr. Schinzler's successor, a further Deputy Chairman of the Supervisory Board.

The Supervisory Board has nominated eight of the shareholder representatives on the Supervisory Board appointed by the court for re-election at the Annual General Meeting of Shareholders on May 23, 2006 for the remaining term of office, i.e. until the end of the regular Annual General Meeting in 2008.

The Supervisory Board would like to thank the members who have resigned from the Supervisory Board for their successful, and in some cases, many years of service on this body. Their great personal commitment and extensive professional experience was a decisive gain for work on the Supervisory Board. We are especially grateful to the former Chairman of the Supervisory Board, Dr. Albrecht Schmidt, who shaped HVB Group decisively as Chairman of the Supervisory Board after 2003 and before that as a Management Board member from 1979, whereby from 1991 he acted in the capacity of its spokesman.

In its judgment passed on December 22, 2005, Munich Regional Court rejected a lawsuit filed by shareholders challenging resolutions passed at our Annual General Meeting of Shareholders on May 12, 2005 concerning the appointment of Supervisory Board members and the election of the auditors. However, it was held that the suit with respect to the discharge of the members of the Supervisory Board for the 2004 fiscal year is founded. The court declared the resolution granting formal discharge as invalid because the Supervisory Board report for the fiscal year 2004 does not contain any information on the final judgment passed in favor of the plaintiffs in the law suit challenging the block voting of Supervisory Board members at the Annual General Meeting on May 14, 2003 through the Bank's reversal of the appeal in July 2004. The Supervisory Board report is deficient in this respect.

The Management Board and the Supervisory Board have decided to refrain from appealing against the judgment and to re-submit a motion to approve the actions of the Supervisory Board in the 2004 fiscal year together with an appropriately amended Supervisory Board report to the Annual General Meeting on May 23, 2006 for voting.

Rudolf Renner passed away on January 21, 2005. He served as a managing director of Bayerische Hypotheken- und Wechsel-Bank from 1975 to 1986 and then as a member of the Bank's Advisory Board until 1992. Dr. Arno Puhlmann passed away on March 9, 2005. He served as a managing director of Bayerische Vereinsbank from 1975 to 1995 and remained closely connected with the Bank as a member of its Advisory Board. Wernher Dünnbier passed away on August 29, 2005. He served on the Management Board of Bayerische Hypotheken- und Wechsel-Bank from 1967 to 1984 and then as a member of the Bank's Advisory Board until 1993. With tireless commitment, great skill and sound judgment, the deceased gentlemen made an exemplary contribution to the expansion and development of the Bank.

The Supervisory Board will hold the memory of the deceased gentlemen in the highest esteem.

The Supervisory Board would like to thank the Management Board, the employees, and employee representatives for their outstanding commitment in the past year. After the challenging measures taken in recent years, we have succeeded in significantly bolstering the earnings power of HVB. The Supervisory Board is aware that the acquisition procedure last year may have led to uncertainty in some areas. However, the Supervisory Board wishes the Management Board and every employee every success on continuing along the road to create the first truly European bank.

Munich, March 21, 2006

The Supervisory Board

Alessandro Profumo
Chairman

CORPORATE GOVERNANCE AND COMPENSATION REPORT

CORPORATE GOVERNANCE: GUIDING PRINCIPLE

Good corporate governance is of vital importance for the preservation and sustainable growth of value for investors and all other stakeholders. It must place greater emphasis on the company's long-term success than on short-term gains on the stock market. Exemplary corporate governance is not characterized merely by adherence to formal regulations but above all by responsible management put into action. Bayerische Hypo- und Vereinsbank (HVB AG) lives up to this maxim of responsible management through the close and efficient cooperation between the Management Board and the Supervisory Board, and through the openness and transparency of its communication.

Legal basis

As it is headquartered in Germany, HVB AG operates within the legal framework provided by the German Stock Corporation Act, the German Co-Determination Act, capital market law, and the German Corporate Governance Code. The Bank complies with the recommendations of the German Corporate Governance Code as amended on May 21, 2003 and June 2, 2005, with two exceptions. The deviations are described in detail in accordance with the "comply or explain" principle in the Statement of Compliance of the Management Board and Supervisory Board of November 10, 2005 (section related to past events) and December 2, 2005 (forward-looking section) as stipulated in Section 161 of the German Stock Corporation Act. First, no deductibles are agreed for the directors & officers insurance (D & O); second, the compensation paid to the Board spokesman is shown individually under the compensation paid to members of the Management Board in the 2005 Annual Report as in the previous year. The compensation paid to the other Management Board members will be shown as an aggregate total. For future fiscal years, it is planned to propose a motion at the next Annual General Meeting of Shareholders on May 23, 2006 calling for the opt-out clause of the Act on Disclosure of Managing Directors' Remuneration to be invoked, and for a resolution be passed stating that the remuneration of each member of the Management Board will not be shown individually. The full text of the statement complete with comments on the deviations is printed on the following pages under the heading "2005 Statement of Compliance." The declaration has also been made permanently available to shareholders on the company's website. HVB AG also follows the numerous suggestions of the Code with only three exceptions:

- There are no plans to introduce varying terms of office for the shareholder representatives on the Supervisory Board because such a move would be at odds with the desired continuity of the Supervisory Board's work. It would also apply only to the shareholder representatives, and would thus amount to unequal treatment of Supervisory Board members.
- The remuneration paid to members of the Supervisory Board does not include any components linked to the company's long-term success. In view of the acquisition of HVB AG by UniCredito Italiano (UniCredit) and the change in the Supervisory Board entailed in this step, this issue is still under consideration.
- In the course of the tender offer of UniCredit, the Management Board refrained from convening an extraordinary meeting of shareholders. The Management Board and Supervisory Board did not consider this to be necessary.

The German Securities Trading Act as amended by the German Act on the Improvement of Investor Protection contains additional statutory regulations aimed at promoting transparency and preventing misuse of insider information. In particular, these statutes contain regulations covering a ban on insider trading, ad-hoc publications, the publication of directors' dealings, and announcements of investments in listed companies when the stake reaches, exceeds or falls below certain thresholds. In addition, the statutory regulations on combating money laundering and the directives issued in this connection must be observed. There is a separate unit in the Bank responsible for ensuring compliance with, and implementation of, these regulations.

Articles of Association, internal regulations, guidelines, compliance

Apart from defining legal principles regulating the management and monitoring of joint stock companies, other rules governing these matters at HVB AG are the Articles of Association adopted by the Annual General Meeting of Shareholders and the respective internal regulations adopted by the Management Board and the Supervisory Board. In particular, the Supervisory Board's by-laws contain statements on transactions requiring approval and details on disclosure and reporting obligations. The Bank has introduced Compliance Guidelines and employee guidelines for dealings in securities and real estate. Compliance with these regulations is monitored by the Bank's compliance officer. In addition, the Management Board has passed a Code of Conduct that effectively summarizes existing regulations and principles of ethical conduct to create a binding standard of conduct for the Management Board and all HVB employees. Thus, no changes have been made as a result of the combination with UniCredit. An additional common set of values, UniCredit's Integrity Charter, connects all the companies in the UniCredit Group. The Integrity Charter embodies the common values which create the Group's identity and provide a further complementary guideline for the behavior of all employees at work.

Effective corporate supervision: Supervisory Board, committees

The Bank's Supervisory Board has 20 members. In compliance with the German Co-Determination Act, it includes equal numbers of representatives of the shareholders and employees. When new members are nominated for election to the Supervisory Board, care is taken to ensure that they have the required knowledge and skills and do not serve on governing bodies or perform advisory functions for key competitors. The members of the Supervisory Board are obligated to act in the interests of the company. Under the Supervisory Board's by-laws, any conflicts of interest must be disclosed to the Supervisory Board. No such conflicts occurred in the past fiscal year. A summary of the mandates held by members of the Supervisory Board on other statutory supervisory boards or comparable supervisory bodies is published in the notes to the annual report of HVB AG. In view of the composition of the Supervisory Board, sworn interpreters have been present at Supervisory Board meetings since December 2, 2005, to ensure that the contributions made by each Supervisory Board member are understood by being simultaneously translated.

Under the German Stock Corporation Act, the tasks of management and supervision must be strictly separated. The task of the Supervisory Board is to monitor and advise the Management Board as it conducts business. Key tasks of the Supervisory Board include the appointment and dismissal of members of the Management Board. In addition, certain types of transactions require the Supervisory Board's approval, either by law or because the Supervisory Board has made them subject to this restriction. This applies primarily to capital measures and – in accordance with the internal rules of the Supervisory Board of HVB AG – to investments or disposals exceeding a certain amount. To support its work, the Supervisory Board has maintained five committees to date. Due to the integration of HVB AG into the UniCredit Group, the Supervisory Board dissolved two committees with effect from December 31, 2005: the Strategy and Business Development Committee and the Risk Committee. Their tasks will be performed in future by the plenary meetings and the Audit Committee to ensure compact, aggregated reporting. The composition and tasks of the committees are as follows:

- The Remuneration & Nomination Committee, comprised of the chairman of the Supervisory Board and the two deputy chairmen, is primarily concerned with succession planning for the Management Board, and determines the remuneration of its members, including the remuneration structure.
- The Audit Committee, which usually conducts four meetings a year, has five members. It is responsible in particular for preparing the Supervisory Board's decision on the approval of the annual financial statements and consolidated financial statements, for conducting a preliminary audit on the report on relationships with related parties, and for elucidating the quarterly financial statements. In addition, this committee prepares the Supervisory Board's proposal for the election of the independent auditor by the Annual General Meeting of Shareholders. This includes an assessment of the independence of the auditor and the specification of the type and extent of non-auditing tasks to be performed by the auditor. The Audit Committee is also responsible for the appointment of the auditor for the annual financial statements and consolidated financial statements on the basis of the resolution passed by the Annual General Meeting of Shareholders, including the specification of the main areas subject to special scrutiny and the fee. Another topic addressed by the Audit Committee are the regular reports prepared by the internal auditing department on its findings. Since January 1, 2006, this committee has also performed the tasks carried out previously by the Risk Committee.
- The Risk Committee, which had five members up until its dissolution on December 31, 2005, usually conducted four meetings each year at which it was informed of the company's risk situation and risk management. The tasks of this committee were transferred to the Audit Committee with effect from January 1, 2006, as provided for in the German Corporate Governance Code. The risk situation and the timely identification of risks are of fundamental importance for the company's continuing existence.
The Minimum Requirements for the Credit Business of Credit Institutions laid down by the German Financial Supervisory Authority require, risk reports to be presented to the Management Board and the Supervisory Board each quarter. Moreover, a report on the risk strategy must also be submitted at least once a year. This ensures that the Supervisory Board is provided with detailed reports on a regular basis on the risk strategy, credit risks, market risks, liquidity risks, and country risks, as well as its operational, legal, and reputation risks.
- The Negotiating Committee, which has two shareholder representatives and two employee representatives, is responsible for submitting proposals to the Supervisory Board pertaining to the appointment or dismissal of members of the Management Board when a vote by the Supervisory Board does not yield the required two-thirds majority.
- The Strategy and Business Development Committee, which consisted of five members at December 31, 2005, generally held four meetings a year and addressed important issues pertaining to the company's strategic orientation and optimal positioning within a continually changing environment. Other issues on which it held consultations or passed resolutions include annual and multi-year business plans, business trends within the Group, and major investments or disposals. The tasks of this committee will be carried out by the plenary sessions in the future, because the significance of the HVB AG's strategic orientation will differ due to the framework laid down by the Business Combination Agreement between HVB AG and UniCredit.

The chairmen of the committees report in detail on the committees' activities at plenary meetings.

Management Board

The Management Board is the company's management body. Under the Business Combination Agreement between HVB and UniCredit, an arrangement was made to adapt the organizational structures of HVB to those of UniCredit in order to create clear leadership and management structures across the entire group. Based on the old organizational structure, the Group Management Board of HVB had seven members. These were the Board spokesman – who also acted as HR director and was responsible for Human Resources Management (HR) – the Chief Financial Officer (CFO), the Chief Risk Officer (CRO), the Chief Operating Officer (COO), and one Board member for the three business segments Germany, Austria and Central & Eastern Europe, and Corporates & Markets. Immediately below the HVB Group Board were the division directors, who were in charge of operational management of the various divisions within the Group Corporate Center and the three business segments under the leadership of the Group Board members responsible for their areas.

Since January 1, 2006, the Management Board of HVB has consisted of nine regular members and one deputy member. Alongside the Board spokesman and the four functional executives – the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Human Resources (HR, and simultaneously Director of Labor Relations), and the Chief Operating Officer (COO) responsible for Global Banking Services – the Management Board also consists of the heads of the five divisions Private Customers and Professionals, Wealth Management, Corporates, Commercial Real Estate, and Investment Banking. Thus the new structure and breakdown of responsibilities on the Management Board of HVB AG match the organizational structure of UniCredit, which is divided into customer groups (business divisions) and functions. The Board spokesman, Dr. Sprissler, and Johann Berger, head of the Corporates and Commercial Real Estate divisions, are also members of UniCredit's Management Committee, which supports the Chief Executive Officer of UniCredit in implementing management decisions.

The Management Board of HVB provides the Supervisory Board with regular, timely, and comprehensive reports on all issues relevant to corporate planning including budget deviations, strategic development, the course of business, and the state of the company, including the risk situation. The reports are generally submitted in text form; documents relevant for decision-making are made available to the Supervisory Board prior to the meeting. Given the composition of the Supervisory Board, presentations, reports, and other documents have been provided in two languages since the start of December 2005.

Directors' dealings and shares held by members of the Management Board and Supervisory Board

Compliant with Section 15a of the German Securities Trading Act, members of the Management Board and Supervisory Board, and certain people closely related to them, are required to disclose transactions involving shares of HVB AG or financial instruments based on such shares to the extent that such transactions exceed a figure of €5,000.00 in a calendar year.

The following transactions were notified to HVB AG for the 2005 fiscal year, whereby more than two-thirds of the transactions represent exchanges related to the tender offer:

Directors' dealings

Name, function	Type of transaction
Helmut Wunder, member of HVB Supervisory Board	Sale
Hanns-Peter Kreuser, member of HVB Supervisory Board	Sale
Peter König, Deputy Chairman of HVB Supervisory Board	Swap
Johann Berger, member of HVB Management Board	Swap
Dr. Michael Kemmer, member of HVB Management Board	Swap
Dr. Stefan Jentzsch, member of HVB Management Board	Swap
Ursula Titze, member of HVB Supervisory Board	Swap
Gerhard Titze, husband of Ursula Titze, member of HVB Supervisory Board	Swap
Elke Gomoll, wife of Anton Hofer, member of HVB Supervisory Board	Swap
Dieter Rampl, Spokesman of HVB Management Board	Swap
Jens-Uwe Wächter, member of HVB Supervisory Board	Swap
Jens-Uwe Wächter, member of HVB Supervisory Board	Sale
Anton Hofer, member of HVB Supervisory Board	Swap
Dr. Diether Münich, member of HVB Supervisory Board	Swap
Michael Mendel, member of HVB Management Board	Swap
Dr. Wolfgang Sprissler, member of HVB Management Board	Swap
Veronika Sprissler, wife of Dr. Wolfgang Sprissler, member of HVB Management Board	Swap
Helmut Wunder, member of HVB Supervisory Board	Sale
Elke Gomoll, wife of Anton Hofer, member of HVB Supervisory Board	Sale
Helmut Wunder, member of HVB Supervisory Board	Sale

All transactions have been published on the Bank's website under www.hvb.com/ir under the heading "Corporate Governance."

Name of security	German securities identification number/ ISIN number	Completion date	Number	Price per share	Transaction volume
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Nov. 11, 2005	200	€26.00	€5,200.00
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Nov. 1, 2005	2,500	€23.50	€58,750.00
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Oct. 4, 2005	370	5 new UniCredit ordinary shares	1,850 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 26, 2005	442	5 new UniCredit ordinary shares	2,210 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 17, 2005	13,127	5 new UniCredit ordinary shares	65,635 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 13, 2005	25,474	5 new UniCredit ordinary shares	127,370 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 9, 2005	562	5 new UniCredit ordinary shares	2,810 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 9, 2005	394	5 new UniCredit ordinary shares	1,970 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 9, 2005	350	5 new UniCredit ordinary shares	1,750 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 7, 2005	45,559	5 new UniCredit ordinary shares	227,795 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 6, 2005	521	5 new UniCredit ordinary shares	2,605 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Sept. 6, 2005	450	€23.20	€10,440.00
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Aug. 31, 2005	1,100	5 new UniCredit ordinary shares	5,500 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Aug. 30, 2005	1,758	5 new UniCredit ordinary shares	8,790 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Aug. 29, 2005	19,827	5 new UniCredit ordinary shares	99,135 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Aug. 29, 2005	35,903	5 new UniCredit ordinary shares	179,515 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Aug. 29, 2005	654	5 new UniCredit ordinary shares	3,270 new UniCredit ordinary shares
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Aug. 10, 2005	150	€22.83	€3,424.50
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 isin de 0008022005	Jul. 12, 2005	150	€21.79	€3,251.56
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	Jul. 6, 2005	223	€21.89	€4,881.47

Members of the Management Board did not hold any shares of HVB AG at December 31, 2005. At December 31, 2005, the members of the Supervisory Board held less than 1% of the entire stock issued by the HVB AG.

Shareholders, Annual General Meeting

The shareholders exercise their rights at the Annual General Meeting of Shareholders. The ordinary Annual General Meeting of Shareholders, to which the annual financial statements are submitted, takes place in the first half of the fiscal year. The "one share, one vote" principle applies for all holders of shares vested with voting rights. All holders of shares vested with voting rights – which currently includes the holders of registered shares of preferred stock – can exercise their voting rights in person or through a proxy (such as a shareholder association or banks), or authorize a designated proxy of the company to carry out their instructions. Voting instructions for the proxy by the company can also be issued via the internet – and hence via electronic communications. Shareholders will receive details with the invitation to the Annual General Meeting of Shareholders. The Annual General Meeting adopts resolutions on such matters as the appropriation of net income, the discharge from liability of the Management Board and the Supervisory Board, the election of shareholder representatives to the Supervisory Board, the appointment of the independent auditor, amendments to the Articles of Association, and capital-raising measures.

Risk management

HVB AG conducts extensive risk monitoring and risk management, encompassing its subsidiaries. The monitoring systems are geared to identifying risks at an early stage. Controlling and risk management are combined under the area of responsibility of the Chief Risk Officer, who reports to the Risk Committee – or the Audit Committee from January 1, 2006 – of the Supervisory Board on a regular basis. Please refer to the Risk Report for further details.

Communication, transparency

The Bank greatly values regular and prompt communication with its customers, shareholders, employees, and the general public. Press releases and reports provide information on the state of the company. Information that could have a substantial impact on the share price is published in ad-hoc communications and is also made available on the company's website. In addition, the spokesman of the Management Board and the CFO report on issues important to the company and current business results at regular analyst conferences and press conferences. The dates of these conferences are published in a financial calendar.

Statement of compliance

At the end of 2005, the Supervisory Board and Management Board submitted a Statement of Compliance in accordance with Section 161 of the German Stock Corporation Act. In view of the major changes to the Management Board and the Supervisory Board as a result of the acquisition of the Bank by UniCredit, the declaration was divided into a retrospective section dated November 10, 2005 and a forward-looking section dated December 2, 2005.

The declarations are worded as follows:

"Retrospective part of the 2005 statement of compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act

In the course of the take-over by UniCredito Italiano S.p.A., Genoa (UniCredit), eight shareholder representatives on the Supervisory Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB) will leave the Supervisory Board at the latest by November 28, 2005. The successors to be nominated by UniCredit will probably be appointed as members of the Supervisory Board of HVB by the Munich Register Court at the beginning of December. Changes will also come about in the Management Board of HVB in the course of the take-over. The Management Board and the Supervisory Board of HVB have consequently resolved to divide the statement of compliance for 2005 into a section dealing with past events, approved by the Management Board and Supervisory Board in their former composition, and a forward-looking section, passed by the Management Board and Supervisory Board in their changed composition.

With regard to the section dealing with past events, the Management Board and Supervisory Board of HVB hereby declare that the recommendations of the "Government Commission German Corporate Governance Code" as amended on May 21, 2003 and June 2, 2005 and announced by the Federal Ministry of Justice in the official part of the electronic Federal Gazette was complied with, apart from the following deviations:

- Clause 3.8 (3) of the Corporate Governance Code stipulates that an appropriate deductible must be agreed if the company takes out D&O insurance for the Management Board and Supervisory Board.
- Responsible action is an obvious duty for all Board members and therefore no deductible is required for this.
- Clause 4.2.4 (2) of the Corporate Governance Code states that compensation paid to management board members must be disclosed on an individual basis in the Notes to the Consolidated Financial Statements.

This recommendation was only partly complied with.

Remuneration for the spokesman of the Management Board was disclosed for the first time individually in the Notes to the Consolidated Financial Statements for 2004. For the other Management Board members, the previous practice of presenting only the total remuneration was continued. In the Notes to the Consolidated Financial Statements and in the Corporate Governance Report, the individual remuneration components, namely the fixed remuneration, performance bonuses, and long-term incentives were presented. In our view, the disadvantages would outweigh the advantages if we presented remuneration on a more individualized basis.

Munich, November 10, 2005"

"Forward-looking part of the 2005 statement of compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act

In the course of the take-over by UniCredito Italiano S.p.A., Genoa (UniCredit), eight shareholder representatives on the Supervisory Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB) left the Supervisory Board at the end of November 2005. The successors to be nominated by UniCredit were appointed as members of the Supervisory Board of HVB under a ruling by the Munich Register Court on November 29, 2005. Changes have also come about in the Management Board of HVB in the course of the take-over. The Management Board and the Supervisory Board of HVB have consequently resolved to divide the statement of compliance for 2005 into a section dealing with past events, approved by the Management Board and Supervisory Board in their former composition on November 10, 2005, and a forward-looking section, passed by the Management Board and Supervisory Board in their changed composition.

With regard to the forward-looking section, the Management Board and Supervisory Board of HVB hereby declare that the recommendations of the "Government Commission German Corporate Governance Code" as amended on June 2, 2005 and announced by the Federal Ministry of Justice in the official part of the electronic Federal Gazette are complied with, apart from the following deviations:

- Clause 3.8 (3) of the Corporate Governance Code stipulates that an appropriate deductible must be agreed if the company takes out D&O insurance for the Management Board and Supervisory Board.

Responsible action is an obvious duty for all Board members and therefore no deductible is required for this.

- Clause 4.2.4 (2) of the Corporate Governance Code states that compensation paid to Management Board members must be disclosed on an individual basis in the Notes to the Consolidated Financial Statements.

In the 2005 fiscal year – as in the previous year – this recommendation was only partly complied with, because only the remuneration for the spokesman of the Management Board is disclosed individually in the Notes to the Consolidated Financial Statements for 2005. For the other Management Board members, the previous practice of presenting only the total remuneration will be continued. In the Notes to the Consolidated Financial Statements and in the Corporate Governance Report, the individual remuneration components, namely the fixed remuneration, performance bonuses and long-term incentives, will be presented. In our view, the disadvantages would outweigh the advantages if we presented remuneration on a more individualized basis.

With regard to reporting on future fiscal years – i.e. for the first time in 2006 – the Management Board and the Supervisory Board intend to put forward a motion at the next General Shareholders' Meeting of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, scheduled for May 2006, proposing that the opt-out clause of the Act on Disclosure of Managing Directors' Remuneration be invoked, and that a resolution be passed stating that the remuneration of each individual Management Board member will not be disclosed separately.

Munich, December 2, 2005"

COMPENSATION REPORT: FUNDAMENTALS

In compliance with the German Corporate Governance Code, the basic principles underlying the system of compensation for the Management Board of Bayerische Hypo- und Vereinsbank (HVB AG) are explained below. In addition, the amount of compensation paid to members of the Supervisory Board is described in detail and shown individually, broken down into remuneration components.

Structure of compensation paid to members of the Management Board for fiscal 2005

The compensation paid to members of the Management Board is determined by the Remuneration & Nomination Committee of the Supervisory Board. It comprises fixed and variable components: fixed compensation, variable compensation featuring profit-related components (performance bonus), and a long-term incentive again taking the form of share-based compensation (phantom stocks) in 2005. The target amounts of these three compensation components have been weighted equally to date; in other words, each target amount makes up approximately one-third of the total compensation. The reasonableness of the compensation is based on the tasks and the personal contribution of the member of the Management Board, the performance of the Management Board overall, the general economic situation, and the future potential of the company seen against the backdrop of its peer group.

Fixed compensation

The fixed compensation is disbursed as a monthly salary.

Performance bonus

The size of the performance bonus depends on certain targets set at the beginning of each fiscal year by the Management Board and the Remuneration & Nomination Committee of the Supervisory Board being met. Among the elements comprising the basis for assessment at present is the consolidated profit of HVB Group. In addition, individual targets are set in the area of responsibility of each member of the Management Board. The performance bonus is disbursed together with the compensation for April of the following year.

Phantom stocks (long-term incentive)

For fiscal 2005, the members of the Management Board were again allotted a sum of money equivalent to a certain number of HVB shares after the expiry of three years as a long-term incentive. As the shares only serve as a basis for calculating the level of the cash payment, they are referred to as phantom stocks. After three years have passed, the members of the Management Board will then be paid the stock market value of the shares at such time in cash, unless a different agreement is reached in conjunction with the premature termination of the position. This is how the members of the Management Board are directly involved in the movement of the HVB share price, because the amount of the payment is based on the price of the shares when the three-year period expires. Phantom stocks are allotted primarily in line with the average price of the HVB share during the past fiscal year in comparison with the weighted average price of a benchmark basket composed of at least eight stocks of European financial institutions of similar size and structure to Bayerische Hypo- und Vereinsbank. None of the financial institutions involved is weighted at more than 20% within the basket. The Remuneration & Nomination Committee of the Supervisory Board decided the composition of the benchmark at the beginning of 2005. If the average price of the HVB shares matches the benchmark, phantom stocks can be allotted up to a fixed euro amount determined in advance by the Remuneration & Nomination Committee of the Supervisory Board. If the average price of the HVB share outperforms or underperforms the benchmark, the euro amount is increased by 3% for each commenced 1% outperformance and is reduced by 3% for each commenced 1% underperformance. The equivalent amount of the allotted phantom stocks is capped; it may not exceed 200% of the target amount for this compensation component.

The Supervisory Board saw no reason to modify the parameters on account of the combination with UniCredit, as the price of the HVB share rose much faster than the price of the peer group stocks in the first half of 2005 and generally paralleled the peer group in the second half of the year. Consideration is being given to offering the members of the Management Board the option of switching their phantom stocks to UniCredit shares for the calculation base of this model.

The fair value of the phantom stocks is based on a formula built primarily on the average stock market price of the HVB share over the last ten trading days of 2005. A provision of €7 million was set aside in 2005 for the Phantom Stocks Program that replaced the Restricted Stocks Program in 2004.

Frozen stock bonuses of former Management Board members have been released permaturely on account of the changed circumstances.

Compensation paid to members of the Management Board for positions on supervisory boards of Group companies is surrendered to Bayerische Hypo- und Vereinsbank AG. For fiscal 2005, the compensation paid to members of the Management Board totaled €16 million.

In the Statement of Compliance with the German Corporate Governance Code dated November 10, 2005 (retrospective section) and December 2, 2005 (forward-looking section), the Management Board and Supervisory Board declared that the compensation paid to the Board spokesman would be disclosed on an individual basis, while the compensation paid to the other Management Board members would continue to be shown as an aggregate total as before.

Pension commitments

In addition to their regular compensation, the members of the Management Board have received pension commitments under a defined benefit plan, if they joined before the end of 2004. Since 2005, new members joining the Management Board are provided with a defined contribution plan. This means that they will additionally receive an individually agreed percentage of the compensation paid for the prior year as deferred compensation for future retirement benefits. By paying into a fund, pension capital is built up which is available when the benefits become payable. Compared with the defined benefit plan, this has the advantage that all of the company's obligations under the Board member's contract are fulfilled in this way and that no burden on future years through changes in the calculation of provisions is expected.

The compensation paid to former members of the Management Board and their surviving dependants amounted to €12 million in 2005. At December 31, 2005, the reserves in the Group for pension commitments to former members of the Management Board and their surviving dependants stood at €90 million.

Future structure of compensation paid to members of the Management Board

Due to the integration of HVB AG into the UniCredit Group, the Remuneration & Nomination Committee of the Supervisory Board has decided to align the structure and amount of compensation paid to the members of the Management Board of HVB AG to the general practice of the UniCredit Group. A basic principle of this structure is that the compensation paid to the individual members of the Supervisory Board be based on the responsibility and execution of the duties of respective member of the Management Board, taking into account the customary practice at companies that are comparable in terms of sector and size. The overall responsibility of the Management Board is taken into account at the same time. Compensation focuses on variable components (short-term and long-term incentives) which are linked to the achievement of performance targets defined in advance. Remunerating at competitive market levels and deferring disbursement until the medium or long term serves to strengthen senior executives' ties to the company. As before, the remuneration consists of three components: an individual basic salary, an annual bonus, and an annual long-term incentive.

The amount of individual fixed monthly salary paid is based on the fixed component of compensation for similar tasks and functions in comparable companies.

The maximum amount of the annual bonus (variable component) depends on the achievement of corporate goals and individual targets relating to a differing extent to both HVB AG itself and the UniCredit Group, as defined by the Remuneration & Nomination Committee of the Supervisory Board at the outset of each fiscal year. The bonus is paid on an annual basis in April of the following year at the latest.

Compensation paid to members of the Management Board

€ millions	Fixed compensation		Profit-related components		Long-term incentives		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Management Board of HVB AG	5	4	4	3	7	2	16	9[1]
of which compensation paid to Board spokesman for 2005	0.8	0.8	0.7	0.4	1.3	0.4	2.8	1.6
Former members of the Management Board of HVB AG and their surviving dependants							12	9
Severance packages/provisions for for severance packages for former members of the Management Board and the first executive management level							25	—

[1] including €1 million disbursed in 2004 but not included in the 2003 annual financial statements

The Long Term Incentive Plan for senior managers of the UniCredit Group currently consists of stock options and performance shares. The Plan is applicable for members of the Management Board of HVB AG in the future as well as other, selected senior HVB Group managers. After a waiting period of four years, the stock options can be exercised within a period of nine years. The subscription price of the UniCredit shares when the options are exercised is the market price of UniCredit shares when the resolution is passed to issue the options. The UniCredit performance shares are assigned after three years to the member of the Management Board or senior manager, without payment of a cash consideration, provided certain long-term performance targets defined in the respective strategic plan of the Group and the respective division have been achieved; the long-term profit targets are related to the results of the respective divisions and the profit the UniCredit Group with different weightings in each case.

With effect from January 1, 2006, two members of the Management Board, who also have a service contract with UniCredit, only receive a basic salary from HVB, which in one instance is used in part as a contribution to a deferred compensation plan; these people receive neither a bonus nor a long-term incentive from HVB AG. In addition to this, these two members of the Management Board receive a fixed basic salary from UniCredit on account of their functions with this company; further components of compensation to be provided to these two members of the Management Board by UniCredit are appropriate bonuses and involvement in the Long-Term Incentive Plan for senior managers of the UniCredit Group.

Compensation paid to the Supervisory Board

The compensation paid to members of the Supervisory Board is regulated in Article 15 of the Articles of Association of HVB AG. The currently applicable arrangements under these articles are based on a resolution adopted by the Annual General Meeting of Shareholders on May 3, 2000. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board each receive fixed compensation of €15,000.00 payable upon conclusion of the fiscal year and dividend-dependent compensation of €400.00 for every €0.01 dividend paid above the amount of €0.12 per no-par share. The chairman of the Supervisory Board receives twice the compensation stated, the deputy chairmen one and a half times the compensation stated. Furthermore, the Supervisory Board is entitled to a fixed annual compensation of €370,000.00 payable upon conclusion of the fiscal year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution. Under the terms of these arrangements, members of the Strategy and Business Development Committee, the Audit Committee, and the Risk Committee each receive an annual compensation of €20,000 for fiscal 2005. The chairmen of the committees receive twice this amount. The members of the Remuneration & Nomination Committee and the members of the statutory Negotiating Committee, which only meets if required, received no separate compensation for committee work. In addition, the members of the Supervisory Board are reimbursed their expenses and the sales tax payable on their Supervisory Board functions. Where they sit on the Management Committee of UniCredit, members of the Supervisory Board transfer to UniCredit the compensation they receive for Supervisory Board work, as the performance of Supervisory Board functions at subsidiaries is considered a typical management duty.

Members of the Supervisory Board who belonged to the Supervisory Board for only a part of the fiscal year received pro rata compensation.

The following table shows the breakdown of compensation paid to members of the Supervisory Board for fiscal 2005:

Compensation paid to members of the Supervisory Board

€	Fixed compensation	Variable compensation	Compensation for committee work	Total (excl. sales tax)	
Alessandro Profumo[1]	2,712	940	—	3,652	(2,497)[9]
Dr. Albrecht Schmidt, Chairman[2]	27,206	9,431	90,684	127,321	
Peter König, Deputy Chairman	22,500	7,800	20,000	50,300	
Dr. Lothar Meyer, Deputy Chairman[3]	15,678	5,435	40,000	61,113	
Dr. Hans-Jürgen Schinzler, Deputy Chairman[4]	20,466	7,095	18,192	45,753	
Dr. Manfred Bischoff[5]	8,548	2,963	—	11,511	
Aldo Bulgarelli[1]	1,356	470	—	1,826	(1,248)[9]
Dr. Mathias Döpfner[4]	13,644	4,730	—	18,374	
Volker Doppelfeld[2]	13,603	4,716	—	18,319	
Paolo Fiorentino[1]	1,356	470	—	1,826	(1,248)[9]
Dario Frigerio[1]	1,356	470	—	1,826	(1,248)[9]
Klaus Grünewald	15,000	5,200	—	20,200	
Anton Hofer	15,000	5,200	20,000	40,200	
Max Dietrich Kley[4]	13,644	4,730	18,192	36,566	
Friedrich Koch	15,000	5,200	—	20,200	
Hanns-Peter Kreuser	15,000	5,200	20,000	40,200	
Ranieri de Marchis[1]	1,356	470	—	1,826	(1,248)[9]
Dr. Diether Münich[6]	5,096	1,767	—	6,863	
Herbert Munker	15,000	5,200	20,000	40,200	
Roberto Nicastro[1]	1,356	470	—	1,826	(1,248)[9]
Vittorio Ogliengo[1]	1,356	470	—	1,826	(1,248)[9]
Gerhard Randa[7]	8,219	2,849	10,959	22,027	(15,056)[9]
Carlo Salvatori[1]	1,356	470	—	1,826	(1,248)[9]
Dr. Siegfried Sellitsch[8]	5,425	1,881	7,233	14,539	(9,937)[9]
Professor Wilhelm Simson[2]	13,603	4,716	18,137	36,456	
Professor Hans-Werner Sinn	15,000	5,200	20,000	40,200	
Maria-Magdalena Stadler	15,000	5,200	—	20,200	
Ursula Titze	15,000	5,200	—	20,200	
Jens-Uwe Wächter	15,000	5,200	20,000	40,200	
Helmut Wunder	15,000	5,200	20,000	40,200	
Total	**329,836**	**114,343**	**343,397**	**787,576**	**(770,802)[9]**

[1] since Nov.29, 2005
[2] until Nov. 27, 2005
[3] Deputy Chairman since Dec. 2, 2005
[4] until November 28, 2005
[5] until July 27, 2005
[6] from July 28 to Nov. 28, 2005
[7] from May 12 to Nov. 28, 2005
[8] until May 12, 2005
[9] less 30% supervisory board tax and 5.5% solidarity surcharge

Munich, March 21, 2006

The Management Board The Supervisory Board

THE HVB SHARE

Summary

We are very happy with the performance of the HVB share during the course of 2005. Our stock outperformed our benchmark indexes, the DAX and the Prime Banks index, by 26.3% and 16.1% respectively. The strong financial gains made during the year under review together with the business combination with UniCredit helped the price of our share to rise by 53.4%, to €25.61, over 2005 as a whole.

Under the terms of the tender offer, UniCredit offered HVB shareholders five shares of UniCredit stock for every one share of HVB stock held. When the offer expired, the acceptance rate totaled 93.93% (share in capital stock). Deutsche Börse sets criteria of a free float in excess of 5% and a ranking of at least 45 in terms of market capitalization and stockmarket turnover for a stock to remain in the DAX. The HVB share no longer satisfied the latter criterion

HVB share relative to DAX and Prime Banks


HVB share from January 1 to December 31. 2005, in €
27
24
21
18
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
HVB share
DAX indexed to HVB
Prime Banks indexed to HVB

as of the last working day in November. Consequently, it was removed from the DAX in accordance with the "fast exit" rule when the index was reweighted on December 19, and has been listed in the MDAX since then. At the end of December 2005, the HVB share had a weighting of 1.56% in the MDAX and 1.58% in the Prime Banks index.

Performance in detail

Our share made a weak start to the first quarter of 2005, reaching its low for the year of €16.30 on the third trading day of the year. Up until the restructuring of our real estate finance operations in the Germany business segment was announced on January 21, the HVB share performed far better than our benchmark indexes, the DAX and the Prime Banks. The price then fell back slightly, only to take up the positive trend from the start of the year again after the publication of the preliminary annual results at the end of February. The HVB share gained a total of 13.0% in value during the first quarter.

This pleasing rise continued on through the second quarter as well. The strong operating performance in the first quarter, coupled with the confirmation from UniCredit and HVB Group that the two banks were considering a business combination, gave the HVB share enormous impetus. The agreement was announced on June 12, 2005. Thus our share performed much better overall than the market as a whole during the second quarter, closing the period at €21.51, up 14.0% over the price at the end of the first quarter.

The performance of the HVB share in the third quarter was clearly influenced by the combination of HVB Group and UniCredit. The prices of both stocks largely paralleled each other from the time when the merger was announced through to November 11, 2005, when the further period allowed for accepting the tender offer closed. Even though it failed to match the market as a whole during the quarter, our share gained a further 9.0% in value.

The HVB share picked up pace again in the final quarter, reaching its high for the year of €26.85 on December 13. In all, the HVB share outperformed the DAX and the Prime Banks index by 2.1% and 3.2% respectively in the fourth quarter. Quarter-on-quarter, our share had risen by 9.3% to end the year at €25.61.

A good deal: five UniCredit shares for one HVB share

UniCredit offered HVB shareholders five UniCredit shares for one HVB share. During the period from August 26 to October 24, our shareholders had the opportunity to tender their shares for UniCredit shares. When the deadline expired, 88.14% of the shares had been tendered, meaning that the minimum acceptance rate of 65% for the merger to take effect had been surpassed. This in turn was a condition for the further period for acceptance to come into effect. From October 28 to November 11, HVB shareholders had a last chance to exchange their shares. The definitive acceptance rate of 93.93% (share in capital stock) was then announced on November 17.

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A2	P-1	stable	Aa1	Aa1
S&P	A	A-1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

Very strong performance during the course of the year

2005	HVB share price in €	Quarterly performance in %
Q1	18.87	+13.0
Q2	21.51	+14.0
Q3	23.44	+ 9.0
Q4	25.61	+ 9.3

Weightings

	Weighting	Ranking
MDAX	1.56%	26
Prime Banks index	1.58%	6

Key ratios of the HVB share based on average number of shares

in €	2005	2004
Average number of shares in millions	750.7	697.1
Number of shares at Dec. 31, in millions	750.7	750.7
Operating profit per share	2.42	1.93
Net income (loss) before taxes per share	1.73	(2.74)
Earnings per share (adjusted)[1]	1.55	0.70
Earnings per share	0.86	(3.48)
Shareholders' equity per share[2]	16.31	16.61
Net asset value per share[3]	14.62	14.37
Dividend per share of common stock	0.25	—
Dividend per share of preferred stock	0.064	—
Share price at year-end	25.61	16.70
High	26.85	21.13
Low	16.30	12.86

[1] 2004 figures adjusted for amortization of goodwill, addition to restructuring provisions, and allocation to special provisions for bad debts
2005 figures adjusted for "restructing costs and additional provisions for losses on loans and advances"

[2] Calculation basis: subscribed capital, additional paid-in capital, and other reserves

[3] Calculation basis: subscribed capital, additional paid-in capital, and other reserves plus available-for-sale reserve less goodwill

On a subsequent road show in Europe and the United States, the management of HVB Group and UniCredit met with approximately 270 institutional investors to present to them the structure, business model, and goals of the new banking group. We set up a toll-free hotline for private HVB shareholders to find out about the tender offer and the new banking group. In addition, UniCredit gave our shareholders an information brochure outlining details on the merger of HVB Group and UniCredit. The response to the combination was very positive overall, as reflected in part in the high acceptance rate.

New shareholder structure...

The successful combination with UniCredit has resulted in a considerable change to our shareholder structure. Of our 750.7 million shares outstanding, UniCredit holds 690.5 million shares of common stock and 14.6 million shares of preferred stock. This represents a holding of 93.93% (share in capital stock). The remaining 6.07% of our shares are free float, held by institutional and private shareholders.

... changed analyst recommendations...

The small free float of 6.07% and the inclusion of the HVB share in the MDAX have resulted in a reduction in the number of analysts constantly monitoring our share. At the end of February 2006, our share was being tracked by 13 prestigious banks and securities firms. 23% of the analysts had issued a "sell" recommendation, 46% a "hold" recommendation, and 31% an "overweight" recommendation. The current recommendations are published on our Investor Relations homepage.

... and further professional investor relations work

Our investor relations activities during the year under review were dominated by the business combination with UniCredit. We will continue to maintain open, ongoing communications with analysts and private and institutional investors in the future. We are also committed to expanding communications with our fixed-income investors. In the first quarter of 2006, we successfully placed a global-format mortgage Pfandbrief with a volume of €1.5 billion, with Investor Relations co-organizing the roadshow through Europe.

Volume of trading in the HVB share

The daily volume of trading in the HVB stock averaged 4.5 million shares during the year under review. The slight increase of 2.3% year-on-year (2004: 4.4 million shares) can be attributed among other things to the greater demand associated with the business combination with UniCredit.

Shareholder structure[1]

in %



Munich Re 18.4
Free float 81.6

[1] 750,699,140 outstanding shares, of which 14,553,600 held by Bayerische Landesstiftung

Shareholder structure since November 17, 2005[2]

in %



Free float 6.07
UniCredit 93.93

[2] 750,699,140 outstanding shares, of which 14,553,600 shares of preferred stock held by UniCredit

SPECIAL REPORT

- Combination to form the first truly European bank, building on the highly successful execution of the tender offer
- New UniCredit bank well positioned in its domestic markets of Italy, Germany, and Austria, and also market leader in the emerging markets of Central and Eastern Europe
- UniCredit and HVB Group represent a very good strategic fit
- Clearly defined corporate governance as part of the business combination

THE BUSINESS COMBINATION WITH UNICREDIT

The business combination to form the first truly European bank ...

The European banking world is undergoing a process of profound change. In the past few years, many European countries have already seen consolidation in their domestic financial sector. With their business combination – the largest European cross-border deal among banks to date – HVB Group and Italy's UniCredit Group have set a major milestone.

On June 12, 2005, the two banks announced they would be joining forces to form the first truly European bank. The business combination was carried out through voluntary tender offers addressed to the shareholders of HypoVereinsbank and Bank Austria Creditanstalt. After closing of the tender offer of UniCredit for HypoVereinsbank on November 17, 2005, UniCredit holds 93.93% of the share capital and the voting rights in HypoVereinsbank. Most minority shareholders of Bank Austria Creditanstalt have also tendered their shares into the tender offer for Bank Austria Creditanstalt. Thus an overwhelming majority of shareholders of HypoVereinsbank and Bank Austria Creditanstalt shared the vision and economic benefit of the business combination. Since then, the two banks have been working together on the integration.

... with a persuasive economic rationale

Together, UniCredit and HVB Group are a new force in the European banking market. The new UniCredit Group has a presence in 19 countries, with 28 million customers, more than 7,000 branches, and some 140,000 employees. The new UniCredit Group enjoys leading positions in its three adjoining home markets – Italy, Germany, and Austria. In terms of total assets and number of branches, it is also the clear market leader in Central and Eastern Europe. The new UniCredit Group has a diversified business portfolio with a strategic focus on retail and private banking, asset management, corporate banking, international capital markets business, and commercial real estate finance. It has achieved critical mass in many different lines of business, where it can leverage economies of scale.

A strong market presence: at home in the heart of Europe ...

The new UniCredit Group is one of the strongest banking groups in Europe with its roots in one of the most economically successful and most closely-knit regions on the continent – particularly northern-central Italy (UniCredit), Bavaria (HypoVereinsbank), and Austria (Bank Austria Creditanstalt).

A substantial part of Europe's goods traffic passes through this trans-Alpine area, and many of the continent's most important industries have their homes here. The region's gross domestic product per capital – an important indicator of wealth – is 117% of the EU-15 average. A high proportion of commerce is cross-border, so that clients need high-performance, up-to-date settlement and payment systems that can keep up with their needs. It is a highly developed and demanding market – a perfect operating field for a bank in Europe.

These core markets will continue to play a strategic role in the future and the new UniCredit Group will be highly focused in this area.

At the same time, the new UniCredit Group's three home territories are important trading and investment partners for the countries of Central and Eastern Europe. For example, Germany, Austria, and Italy's total exports and imports to and from the countries of Central and Eastern Europe represent some 14% of those countries' external trade. 15% of these total exports and imports aggregates of Central and Eastern Europe are directed to and from Germany, Austria, and Italy. The new UniCredit Group already has an outstanding market position here, enabling it to provide optimum assistance to its clients in the region.

... and a leader in the dynamic markets of the new Europe

The new UniCredit Group has a banking presence in 16 countries of Central and Eastern Europe (19 total[1]) excluding branches and representative offices. Even before they combined, both HVB and UniCredit were important players in new Europe's dynamic economies. Together, they are now the clear leaders in the region – with more than twice the total assets and twice as many branches as their nearest competitor. The new UniCredit Group holds leading positions in Poland, Bulgaria and Croatia, and an important position in countries such as Bosnia, Turkey, Slovakia, Serbia, Romania, and the Czech Republic. The Group also has a market presence in Russia, Ukraine, Hungary, Slovenia and the Baltic states.

[1] **Austria**, Bosnia, Bulgaria, Croatia, Czech Republic, Estonia, **Germany**, Hungary, **Italy**, Latvia, Lithuania, Poland, Romania, Russia, Serbia and Montenegro, Slovakia, Slovenia, Turkey, Ukraine

PRESENCE IN EUROPE



Estonia
Russia
Latvia
Lithuania
Poland
Ukraine
Germany
Czech Republic
Slovakia
Austria
Hungary
Slovenia
Croatia
Romania
Italy
Bosnia and
Herzegovina
Serbia and
Montenegro
Bulgaria
Turkey

UniCredit
HVB
UniCredit + HVB

These countries' economies are growing at above-average rates of between 5 and 7% per year and income per capita in the region is rising fast. Even today, the substantial pent-up demand for banking, credit and savings products is giving rise to substantially greater demand for loan products, investment products, and other banking products. Assets under management are just 43% of income – compared with an average of 125% in the more advanced economies of the euro zone. These differences will shrink more and more as the Central and Eastern Europe region's economic structures – and thus the population's investment and spending patterns – move more into line with the patterns of spending and saving in a typical developed country. The UniCredit Group is looking to tap this potential, and is positioned to offer clients the full range of products and services of one of Europe's largest and most capable banking groups.

A more broadly diversified Group ...

The new UniCredit Group's business operations and geographical positioning are now more broadly based, and they can count on a stronger diversification. As would be expected, the loan portfolios of UniCredit and HVB currently emphasize the two banks' respective home markets. The new UniCredit Group's lending portfolio will be more uniformly distributed across Italy, Germany, Austria, and Central and Eastern Europe. As a result, the new UniCredit Group aims to focus even more on its risk-return profile and will come to an efficient capital allocation.

... and complementary product ranges ...

The two banks represent a very good fit. UniCredit's traditional strengths have been in retail and corporate banking, along with risk management solutions. These complement HVB Group's market position in the domestic customer business and on the international capital markets and multinationals side. Additionally, UniCredit's asset management subsidiary Pioneer has achieved an outstanding market position, which complements HVB Group's Activest, Nordinvest, and Capital Invest subsidiaries. Still more, HVB Group has extensive experience in structured

Per capita gross domestic product in UniCredit Group's core regions



in %
140
105
70
35
EU15 average 100%
Austria
Northern Italy
Bavaria
Combined

finance, another important growth market. The new UniCredit Group will be able to leverage these strengths in applying the best processes and the most innovative products for customers throughout the organization.

... based on regional identities

The new UniCredit Group's management structure is founded on a well-conceived combination of global and local components. The new UniCredit Group's ambitions and focus reach beyond national borders and will achieve a group identity based on shared values. The new UniCredit Group's linguistic, legal, and cultural diversity will be considered as well. The new UniCredit Group is based on strong brands with an established identity in the various home markets. Responsibility for customer operations will still remain with local management.

Clearly structured corporate governance ...

As part of their business combination agreement, HypoVereinsbank and UniCredit committed themselves to clear leadership and management structures from the very start. The new UniCredit holding company will be headed by a Board of Directors; in other words, it will have a single-tier governance structure consisting of 24 members. The new Board of Directors will be responsible for the Group's strategic orientation.

On November 18, 2005, UniCredit's Board of Directors appointed Mr. Alessandro Profumo as Chief Executive Officer (CEO) and established a Management Committee – which reports directly to the CEO – to advise and implement management decisions made by the CEO in consultation with the Management Committee members.

... with a divisional management structure

The divisional structure will enable the new UniCredit Group to optimize the value of each division and each regional company within their geographic regions, and to coordinate planning and business operations within the Group. This structure calls for UniCredit to be organized in five business divisions – Retail, Corporates/SMEs, Multinationals/Investment Banking, Private Banking/Asset Management, and Commercial Real Estate – each with full responsibility for their own customer segments in Italy, Germany, and Austria. A further division within UniCredit will be responsible for the management of activities in Central and Eastern Europe. The Board spokesman of HypoVereinsbank will represent the interests of the Germany region on the Management Committee. Finally, the Global Banking Services division will focus on global banking services for the entire Group. The Group-wide business divisions will be mirrored by business lines at the level of each regional company and Central and Eastern Europe. Likewise, the Global Banking Services division will be mirrored by banking services lines at the regional level.

Organization of UniCredit Group management


Chairman
Board of Directors
CEO
Management Committee
Retail Division
Private Banking & Asset Management Division
Corporates/ SMEs Division
Multinationals/ Investment Banking Division
Central Eastern Europe Division
Commercial Real Estate

Outlook: completion of integration and sustainable value creation

The integration of HVB Group into the new UniCredit Group is already in full swing. The reorganization measures, such as business combinations of companies that operate in the same countries, are currently being examined from legal, tax, and organizational viewpoints, to optimize the corporate structure of the entire Group. Since UniCredit and HVB Group can demonstrate a good cultural fit, we believe that the integration process might proceed successfully. For us, culture is not just a buzzword but a real focal point for our activities. Cultural diversity yields complementary strengths that we want to apply to maximum advantage.

In the past, UniCredit and HypoVereinsbank have demonstrated their integration skills. The combination of the two banks may offer attractive prospects for clients, employees, and shareholders alike. The various customer groups may benefit from the new Bank's strong market position in Europe together with customized solutions and excellent service. In a multicultural group our employees may find challenging opportunities for personal development. Shareholders may benefit from the value potential of a growth-oriented and a profitable corporation. The new UniCredit Group has the declared goal of achieving sustainable value growth for its shareholders, and is very well equipped to achieve that goal.

BUSINESS SEGMENTS AND SERVICE DIVISIONS

- Germany business segment: Private Customers enjoys healthy operational growth; Corporate Customers demonstrates strong profitability; Real Estate records pleasing performance in new business
- Austria and CEE business segment: resegmentation boosts value creation in Austria; growth potential tapped in Central and Eastern Europe
- Corporates & Markets business segment: Leveraged & Structured Finance underpins growth in Corporates business unit; Markets business unit achieves further successful implementation of cross-asset approach
- Our people: focus on new sales culture and family-friendly policies
- Operations: optimized processes and capped costs in IT; greater volume of payments handled
- Sustainability and corporate citizenship: among the best banks for sustainability; combination with UniCredit opens new possibilities

Germany business segment:
Earnings performance

The entire workout portfolio in the German real estate finance business was transferred from the Germany business segment to the Real Estate Restructuring (RER) segment at the end of 2004, and the associated risk provisioning needs from 2004 were eliminated at the same time. Because these changes make it difficult to compare the figures for the year under review with the prior year figures, the present discussion relates to operating profit before loan-loss provisions, so as to make the segment's operating performance more transparent.

The Germany business segment made an operating profit of €1,375 million before loan-loss provisions, and provided a significant contribution toward HVB Group's total net income. The new figure is a gratifying 8.2% higher than the prior year's €1,271 million. Among the factors that helped here were a substantial 4.0% rise in operating revenues combined with a comparatively slight 1.9% increase in administrative expenses. (Please refer to the Financial Review for a detailed discussion of the results.)

Private customers and private banking: turnaround in operating figures

The operating profit before loan-loss provisions recorded by the Private Customers business unit improved a very significant 50.8% to €285 million. This clear turnaround in the operating figures stemmed from a combination of higher operating income (up 4.2%) and lower administrative expenses (down 1.3%) – the latter as the first fruits of the Process Redesign and Optimization (PRO) program.

Strategic objective: sustained improvement in profitability

The main focus for 2005 was on implementing and continuing the MOVE program, with its objective of an ongoing, sustained enhancement of profitability in the private customer business.

We will continue to concentrate on streamlining our product portfolio and developing innovative products that meet real needs, especially in financial planning and investment. The reorientation of the product range was completed by adding product combinations tailored to specific customer groups, thus rounding out the four existing product bundles (the StarterPaket, KompaktPaket, KomfortPaket, and PremiumPaket). We sold more than 145,000 bundles in 2005, gaining some 32,000 new customers in the process. This also increased our cross-selling rates.

Besides the full integration of the former Vereins- und Westbank, which gave us a uniform market presence in Germany, we also heightened our market profile by developing the Private Clients sales unit. This new unit concentrates on all-around support for our top private banking clients and started at a total of eight different locations in 2005. We will continue to push this strategic orientation in 2006 by setting up a separate division called Wealth Management incorporating the Family Office. This division will also include the subsidiaries DAB Bank, Activest, Nordinvest, and Private Banking Luxembourg. The move will create a center of excellence for the areas of asset management and asset gathering for the whole of HVB AG. We are looking to gain market share in this extremely lucrative segment by expanding our presence in Germany's most promising markets. To achieve this, we will provide exclusive customer solutions and special services to cater for the varied needs of this clientele.

We apply a multi-channel strategy that optimally integrates and coordinates branch offices, telebanking services, electronic banking, and mobile sales, so that we can offer our customers 24/7 availability. Another aspect of this strategy has been to expand the HVB Finanzberatung GmbH mobile sales unit. This unit supports branch-office sales in acquiring new customers, and providing optimum support for existing customers, irrespective of time or place.

Activest enjoys a successful 2005

2005 was the most successful year for Activest since the company was formed in 1999. The corporate strategy of enhancing efficiency and quality on an ongoing, sustainable basis, with a stable cost level, is continuing to pay dividends. A net inflow of more than €3.3 billion into retail funds was posted in 2005, representing a 7.3% share in the total inflow of funds in the sector (or fourth place in the BVI rankings).

A substantial rise in operating revenues was achieved compared with 2004, while net income before taxes more than doubled year-on-year. Consequently, the market share of 4.9% at the end of 2004 had risen to 5.3% by year-end 2005. This equated to a rise to fifth place in the German market for retail funds. With a 6.3% share of the market, Activest was able to defend the fifth place it has achieved in Germany in the market for special-purpose funds.

Sales successes with core products

- HVB Sofortkredit: Business expanded nearly 30% year-on-year, with new business at €845 million and an average total volume of €1,063 million. We also added more than 22,000 new customers, up 10% from 2004.
- Real assets business: We placed a total of nearly €400 million in real assets. This is a tremendous sales achievement in the light of 2004's record figure, and especially given the difficult economic conditions of 2005.
- Financial planning: As expected, sales in life and pension policies receded in 2005, in the aftermath of the 2004 changes in the applicable laws. The total was €842 million. Among the particularly helpful factors were the introduction of a new family of fund insurance products at mid-year, and the Bank's business in "Riester" pension products, which were increasingly in demand in the second half. We expect private customers' demand for financial planning solutions to keep growing substantially over the next few years.
- Cooperation with Bayern Munich soccer club: This cooperative arrangement continues to be extremely successful, and had already gained us more than 34,000 new customers by the end of 2005. The volume of deposits with the FC Bayern Savings Card stands at nearly €1.8 billion. Customers have already signed well over 100,000 Savings Card agreements.
- Real estate: Real estate finance remains an anchor of the retail banking business. Regional tailoring of portfolio management in attractive markets has made it possible to expand new business at prices better adjusted to risk. We have signed nearly 15,000 contracts for a total volume of €1.55 billion.

Strong demand for innovative investment products

Professional advisory services for customers under the HVB VermögensKonzept investment concept, together with a mix of innovative investment products custom-fitted to client needs, helped increase income substantially for 2005.

Once again, the HVB Kombi-Anlage standardized fund investment management plan was a particular success. The portfolio for this product expanded by more than 35%. Our individualized investment management service, HVB Vermögensverwaltung, boosted assets under management by more than 16%.

Last year, HVB again offered attractive, innovative products for private customers. For example, it placed Germany's first certificate fund, known as NordDynamic.

The Bank's strong market position in certificates was expanded further, with a total sales volume of €884.6 million. We also sold structured bonds worth an additional €1.1 billion.

The Activest Total Return Fund also continued to perform very well in this environment. At a total of more than €6.3 billion, it is among the ten largest funds registered in Germany.

Corporate customers and professionals: earnings up again

This business unit's contribution to earnings continued to grow in 2005. The operating profit before loan-loss risk was up 7.6%, to €890 million. Operating income climbed a vigorous 6.4%, primarily on account of a very pleasing upswing in fee- and commission-based operations. At the same time, administrative expenses were up only 5.2%. The result was an improvement in the cost-income ratio to 47.8%. The adjusted pre-tax return on equity for the Corporate Customers and Professionals business unit has thus reached 20.0%.

Strategy refined

The key strategic factor for success in the corporate business is the use of efficient support models tailored to our individual customer segments and their specific needs. These models are backed with structured, tool-based consulting methods and both standardized and individualized product solutions.

In 2005, we consolidated our strategic guidelines and specific measures in a Balanced Scorecard, bringing further focus to the rules and parameters for action that apply to our sales force. This new management tool offers transparency and a clear orientation for the most important strategic thrusts in four key dimensions: risk and earnings; customers and the market; systems and standards; and employees and management.

The unit's growth in operating profits has proved that our systematic approach to the corporate customer business is the right one. And we met our ambitious goal, gaining more than 26,000 new customers.

In 2005, we also integrated Vereins- und Westbank as well as the corporate customer portfolio of BHF Bank. Taking over the corporate customer business of Bochum-based Westfalenbank during 2006 will yield another significant increase in our lead standing with small and mid-sized enterprises, the Mittelstand customers.

Sales successes demonstrate core expertise
We once again proved our broad-based expertise in products and advisory services, and enjoyed special success in the following areas:

- PREPS™: In PREPS™ (Preferred Pooled Shares), HVB Group and its Swiss partner CEG were innovation pioneers in what are known as profit-sharing rights platforms. PREPS™ is an entirely new way for mid-sized companies to obtain non-bank financing directly through the capital market. Though many competitors have now come up with their own imitations, PREPS™ is by far the leader in Germany. In the last transaction, PREPS™ 2005-2, additional European banks signed on to the idea, and marketed PREPS™ in their own home markets. Small and mid-sized companies in Italy, Belgium, Switzerland, and Austria have thus been able to join in. In all, nearly 200 Mittelstand firms have raised more than €1.5 billion in junior capital by way of the PREPS™ platform over the past two years. For our clients, this means maximum planning reliability for cash inflows, because it is easier for placements to achieve critical mass than in a purely national solution.

  As market leader in Germany and Austria, we are in an active position to expand the market for capital market products among Mittelstand businesses. Here we are relying on wider standardization in both financing and securitization.

- Financial risk management: Our local specialists in liquidity and investment advisory open up new options for interest-rate and foreign-exchange management for Mittelstand companies, along with ways of hedging commodity and weather exposures. In 2005, small and mid-sized corporate customers were especially able to use hedging strategies to cushion the extreme fluctuations on the international commodity markets. The challenges on the foreign-exchange and interest-rate markets in 2005 pushed growth rates well into the double digits in derivatives, foreign exchange, and securities management. The Bank was also able to meet new customer needs in rights issues. These were some of the many ways in which we demonstrated our innovative strength and the quality of our advisors.

- Public-sector customers: Our support for public-sector customers extends to local governments, municipal enterprises, nonprofit foundations, churches, charitable associations, social-security funds, and hospitals. Our special range of products and services for this customer group enabled us to reap double-digit gains in profits for the third time in a row. The highest growth rates were in deposits and derivatives.

Growing with Europe
As a leading provider of financial services in Austria and Central and Eastern Europe (CEE), in 2005 we further expanded the cooperative efforts between Germany and our extensive network of offices in the rest of Europe. Many of our Mittelstand customers have made the most of the vigorous economic growth in the region to invest in the new EU member states as well as the candidate countries Bulgaria and Romania. In 2005, we provided active advice and support for a wide range of new or expanded German-based investments in one or more CEE countries. We particularly support our customers with area-wide cash management products for finance management. In all, we assisted some 1,000 customers with their business in CEE countries.

Real estate: consistent implementation of the value-based approach to business

With our regional support teams at six locations (Berlin, Düsseldorf, Frankfurt, Hamburg, Munich, and Nuremberg) and the structured finance specialists concentrated in Munich, the Real Estate business unit focuses primarily on business with professional real estate customers. Besides classic financial operations involving our target customers (investors, property developers, and housing development companies), we are increasingly supporting large-scale property investments with customized, innovative products.

For the Real Estate business unit, fiscal 2005 was marked by a comprehensive restructuring program. This included:
- completely integrating Vereins- und Westbank,
- concentrating our support teams at six major conurbations in Germany
- consistently focusing new business acquisition on attractive target customers in the professional real estate customer segment,
- applying strict, risk-adjusted margins and pricing,
- significantly stepping up service and cross-selling operations,
- easing the pressure on equity through synthetic outplacement measures,
- disposing of unprofitable portions of portfolios at a faster rate, and
- transferring impaired loans to the Real Estate Restructuring segment.

Implementation was started in 2005 and will be systematically continued during 2006.

Real estate markets stabilize

Following a decline that had lasted several years, the German real estate markets stabilized over the course of 2005. A number of different housing market indicators suggest that the market has now bottomed out almost nationwide, and that a slight recovery can be expected to start this year and next.

The upturn on the residential side is also reviving the market for commercial investment in residential properties. In the past, institutional investors have found residential real estate an unattractive investment because of the large administrative expenses and below-average returns involved. But over the past year or two, residential property has again become a lucrative investment option, especially for large foreign institutional investors and their German subsidiaries.

The market for office space, after a correction lasting several years, has also been showing clear signs of consolidation. Top rents in major markets have stabilized, and vacancy rates have recently leveled off.

Highly profitable new business

Irrespective of the signs of stabilization in each of the real estate market segments, we are continuing to maintain strict requirements for investors' and buyers' credit standing, and for the quality of the properties we finance. These quality standards coupled with risk-adjusted pricing enabled us to achieve a high level of profitability on our new business in the year under review and a marked increase in income from commission and derivatives compared with the prior year. Additionally, as part of our active approach to risk management, we made it a priority to render our loan products both transferable and marketable.

Strong market position in structured products

A business emphasis for 2005 included financing for housing portfolios, and structuring and process management for real estate portfolio sales and transactions associated with non-performing real estate loans.

One of the largest real estate portfolio financing projects of 2005 was successfully organized by an international syndicate of six big-name banks acting as the mandated lead arranger. HVB invested a substantial figure in the triple-digit millions in this transaction. We also acted as the arranger for the sale of the entire real estate portfolio of a major German retirement fund, and in the sale of €1.8 billion worth of HVB's sub-performing and non-performing real estate loan portfolios to Goldman Sachs. In all, we used portfolio and syndication operations to market some €2.4 billion in real estate financing, in some cases acting as the agent for third parties.

Earnings marked by restructuring

Despite the good profitability of new business, charges arising from our portfolio of business in force and sustained restructuring measures have led to a 21.6% decline in operating profit before loan-loss provisions, to €200 million. Operating revenues, which showed a healthy development in net interest income (up 1.6%) and particularly in fee and commission-based operations (up 21.4%), decreased as a result of non-scheduled items in our non-core business.

Austria and CEE business segment: Continued strong performance

Fiscal 2005 was the most successful year to date for the Austria and CEE business segment, which has constantly improved its performance over the last few years. Following the complete integration of HVB and Bank Austria subsidiaries in CEE and the realization of large-scale synergies arising from several mergers, the organic expansion initiated in 2004 began to pay off in 2005. Thus the Austria and CEE business segment again reported a strong year-on-year rise in income. Operating profit rose by a total of 23.4%, generated this time around by all business units together, although the CEE countries did contribute more proportionately. Net interest income in CEE and net commission income in all the business units were the main factors driving the increase in operating revenues.

General administrative expenses rose partially as a result of the expansion of business in CEE. The rise in loan-loss provisions was also caused by "additional provisions for losses on loans and advances" as a result of an increase in general provisions for losses on specific loans and advances totaling €70 million. The cost-income ratio decreased in total to a satisfactory 62.4%. Risk-weighted assets rose, again mainly in the CEE countries. (Please refer to the Financial Review for a detailed discussion of the results.)

Austrian business units: resegmentation increases transparency

The economic environment in Austria continued to be depressed by weak domestic demand in 2005. Exports were the main factor driving growth and hence industrial activity. The economy gained momentum during the course of the year, pushing growth ahead of the EU average.

As part of our value-based management concept, we divided our customer-related operations in Austria into new segments at the beginning of the year. The Private Customers Austria business unit now covers only retail operations. SMEs Austria encompasses both small commercial customers and small and mid-sized business customers. Major corporate customers, financial institutions, the public sector, and commercial real estate operations have been combined in the Large Corporates and Real Estate business unit.

The aim of resegmenting our operations was to enhance performance transparency in Austrian corporate banking. To further optimize capital allocation, we reduced risk assets in corporate banking through pro-active credit portfolio management. In the business units in Austria, operating revenues were up 3.7%, to €2,350 million, while general administrative expenses remained constant.

Progress in Private Customers Austria

Against a background of strong competition together with a stagnating market volume and a persistent decline in margins, we nevertheless managed a good performance on the back of a big increase in the volume of personal loans. Our mobile sales force made a major contribution to our success by selling housing and consumer loans. This was offset by a decline in margins on the deposit-taking side.

The securities business started to pick up again after years of investor restraint. The main focus here was on structured investment products. With guarantee bonds and guarantee funds leading the way, we managed to triple the sales of these products over last year. The sector and regional funds marketed by investment funds AMG and Capital Invest largely met investor requirements.

Today the Private Customers Austria business unit has almost 400 branches serving around 1.8 million customers. We hold down a share of around 18% of the retail market.

Restructuring of SMEs Austria

Corporate banking (covering both small commercial customers and small and mid-sized businesses) is the hardest fought market segment in Austria and yields below average profitability as a result. The provisions incurred for credit risk consumed almost one third of net interest income. But this was thoroughly compensated by fee and commission income generated primarily by sales of derivatives for interest, currency, and liquidity management, electronic banking for corporate customers, and securities activities.

This defined customer segment set up at the outset of the year is to be restructured using standardized solutions for day-to-day business and pro-active cross-selling together with risk-oriented pricing and the automatization over all electronic distribution channels. A restructuring provision totaling €90 million has been set aside for this purpose.

We can report a rise in earnings from issuing and deposit-taking operations. This underscores our success in expanding our leading position in value-added solutions that are unrelated to our classic product business.

Strong performance in Large Corporates and Real Estate

The Austrian corporate banking segment covering major corporate customers, financial institutions, the public sector, and commercial real estate was characterized by abundant corporate liquidity in 2005. This led to declining lending volumes, reflecting our planned, restrictive lending policies and not only the market trend as a whole.

At the same time, fixed-term deposits developed very favorably, but at extremely tight margins. In line with the cyclical trend, a healthy performance was recorded for investment and export finance and guarantees. Risk management for companies, notably through the use of derivatives, boosted net commission income.

We succeeded in further strengthening our leading market position in investment banking for corporate customers, especially in business combinations and restructurings as well as M&A. We acted as joint lead manager for two debut bonds in the first half of the year, as lead manager for three corporate bonds in the third quarter, and also as a provider of international banking services.

CA IB acted as an advisor in the privatization of steelworks in Turkey (Erdemir) and in Ukraine (Krivorish Steel) at a total volume of €6 billion. Our broad range of skills in this area is demonstrated by our involvement in the sale of Antenna Hungaria to Swisscom Broadcasting and the partial privatization of Postbus GmbH, our function as global coordinator and bookrunner for the €71 million IPO of Skyeurope, a further capital increase in Austria. We also advised Matáv on its acquisition of a 76.5% stake in Telekom Crne Gore worth €141 million.

It proved a particularly good year in commercial real estate finance, with strong growth in volumes and earnings alongside a satisfactory risk situation. BA-CA Leasing was able to entrench its leading position among domestic leasing companies in both Austria and the CEE countries in the first half of the year. Bank Austria Creditanstalt Leasing sold contracts from its Austrian equipment and vehicle leasing portfolio by means of securitization on the capital market. With a volume of €425 million, the first asset-backed securitization transaction by BA-CA Leasing – Success 2005 B.V. – met with a very positive response from the market.

Central and Eastern Europe: growth potential tapped

Our CEE subsidiaries succeeded in expanding their position faster than market growth. The strong showings in the CEE countries were undergirded by a very expansive environment, building on almost double the economic growth as well as a structured acceleration of the circulation of money (monetarization) in these countries. In addition, our subsidiaries helped to boost market penetration with modern banking products.

Pleasing figures for net interest income and net commission income in the CEE countries, which significantly boosted results in fiscal 2005 despite tighter economic policies and several interest rate cuts, were also proof of the rapid modernization. Net commission income in particular has already reached the high level, proportionately, of the business units in Austria. Overall, operating revenues in the CEE business unit rose by 29.1% to reach €1,499 million.

All the regions, the new members of the EU – most notably Poland – and southeastern Europe (SEE) contributed equally to the higher operating profit and expansion, even if the weightings differ in absolute terms. Particularly pleasing was the expansion in southeastern Europe, albeit from a low base. We continue to see plenty of potential here for banking products such as savings books, salary accounts, and loans, and for growth in the services business in this area.

Some changes in the consolidated group due to ...

BPH Leasing was consolidated for the first time at the beginning of 2005. From April 1, 2005, Hebros Bank in Bulgaria was added to the consolidated group. Romania's Banca Comerciala "Ion Tiriac" was consolidated for the first time on September 1, 2005, followed by the merged Serbia-based subsidiaries HVB Bank Serbia and Montenegro and Eksimbanka on October 1.

... acquisitions as well as ...

Serbia's Eksimbanka, which was acquired at the start of the year, merged with HVB Bank Serbia and Montenegro on October 1, 2005 to form the fifth-largest bank in the country. The closing for the acquisition of Hebros Bank in Bulgaria took place in March 2005, thus completing the deal. Integration of our new subsidiary into our existing HVB Bank Biochim subsidiary to create the third-biggest bank in Bulgaria is scheduled for 2006.

An agreement on the merger of HVB Bank Romania with Banca Comerciala "Ion Tiriac" was signed in June 2005. The banks were combined by means of a share swap and a purchase of shares. BA-CA now holds 50% plus one share in Banca Comerciala "Ion Tiriac." With total assets of €2 billion, 72 branches, and over 720,000 customers, the new bank will be a strong force in Romania, ranking fourth with a 7.5% share of the market.

... organic growth

General administrative expenses have risen by around 19.1% overall as our expansion has added 117 branch offices and almost 1,700 employees over the last nine months.

The Central and Eastern Europe business unit boosted net income by a healthy 45.7% in fiscal 2005. At just under 14%, the risk-earnings ratio is below the overall bank average in CEE despite the expansion and the strong showing of corporate banking. Thus, the results are good, both in total and across all units.

In 2005, the BPH Group in Poland earned over a billion zlotys, representing a rise of just over one-fifth. There was a healthy rise in operating profit, while the cost-income ratio of around 51% was below the sector average. Nonperforming loans declined in response to the stable risk situation. After years of adjustment, BPH Group has expanded as a universal bank in every area. In 2005, it received an award for having the best website and the best IT in the country.

Our banks also succeeded in significantly expanding business in the other new EU member states.

We made good progress in leasing and real estate finance operations in every country. We have also introduced factoring in several countries. The Treasury Sales initiative in CEE is meeting with great success, as is the Cross-Border Client Group project involving cross-border corporate banking operations, which can be seen as one of the main drivers in this business, most notably in Slovakia.

Growth rates are particularly impressive in southeastern Europe (SEE), especially in Romania and Bulgaria. In absolute terms, we achieved a sharp boost in pre-tax net income in the SEE region in fiscal 2005; the contribution to higher net income is roughly equivalent to that from Poland.

Corporates & Markets business segment: Developments in C&M

The Corporates & Markets business segment (C&M) generated an operating profit of €902 million, thus matching last year's strong total of €912 million. An addition of €58 million was made to loan-loss provisions after net reversals of €72 million in the previous year. A more favorable capital market environment overall coupled with the application of our successful business model resulted in a healthy 13.3% rise in operating revenues. There was a slight improvement in the cost-income ratio, to 57.8% after 58.2% in 2004, while net income before taxes rose a substantial 16.6% to €946 million.

Strategic orientation as main cornerstone for leveraging cross-selling

Corporates & Markets was highly successful in fiscal 2005 with its integrated capital market bank concept. A key element in this involved further steps taken during the year to systematically align all activities with Corporates & Markets' "origination – structuring – trading – distribution" value chain with a view to optimizing the strategic orientation. As the healthy development during the course of the year demonstrates, this strategic approach does promote efficient cross-selling. By pooling our expertise across various asset classes and applying our marked product development and structuring skills, we have positioned C&M to provide the kind of innovative capital market products that meet the current strong demand. C&M thus acts as a powerful intermediary between issuers, capital markets, and investors.

C&M gives HVB Group customers access to tailor-made financial solutions and risk management products based on the capital market. C&M is a leading player in the acquisition and leveraged finance segment. Our wide range of products is rounded off by equity capital markets products and services in the area of mergers and acquisitions. Moreover, all of HVB Group's customers have been given the opportunity to tap our distinct capital market expertise. Our target groups are Mittelstand customers capable of tapping the capital markets, institutional and multinational customers, and public sector clients.

Within the framework of C&M's integrated capital market bank strategy, the focus will remain on our core competence in structured finance and structured derivatives. Based on an active management of our credit portfolio, the objective is to make even more efficient use of risk assets, thus improving the risk/return ratio.

Developments in the Corporates business unit

Operating profit in the Corporates business unit declined by €83 million, to €443 million, notably due to the higher loan-loss provisions which included a net reversal of €72 million in the prior year. The 12.4% rise in operating revenues, to reach €1,025 million, is largely a result of the increase in net interest income. With a 15.1% rise in general administrative expenses, we could not quite maintain the cost-income ratio, at 51.4%, at the prior year's level.

The Corporates business unit serves approximately 270 corporate customers. In line with our strategic approach, we are offering our corporate customers more capital market-oriented services in order to bolster our earnings power in fee and commission-based operations. This is based on our long-term customer relationships, subject to the functional separation of lending and relationship management, for which we consistently link traditional lending to the procurement of mandates for capital market transactions. With the support of our Active Credit Portfolio Management unit (ACPM), we are looking to simultaneously increase the risk/return ratio and minimize the volatility of risk costs. The range of services we offer comprises the full array of structured finance products, active management of credit portfolios for the purpose of balance-sheet management, and corporate finance.

C&M is also a leading player in the German market for structured finance. Our success is built on our ability to efficiently meet customer demands by applying our extensive expertise in tailored products and calling on our strong lending resources.

C&M benefits from growth in the Leveraged & Structured Finance unit

In acquisition and leveraged finance, C&M maintained its strong position in Germany and Europe in 2005. With a market share of around 20%, we are the top player in Germany – most notably in leveraged finance – and can thus benefit from the dynamic growth of this segment. In Europe, our primary goal is to focus on the expanding regions of Britain, France, and Italy. A strategic focus on our core customers (financial investors, global corporate customers) coupled with lucrative mandates help to make this unit one of the most profitable and largest of its kind in Europe. Last year alone, our Acquisition & Leveraged Finance team arranged and processed finance solutions worth in excess of €10 billion worldwide. At the same time, consistent portfolio management helped to boost the already high return on equity.

Its ideal strategical organization will enable Acquisition & Leveraged Finance to exploit further growth in the market.

HypoVereinsbank is also considered one of the top banks in Europe in the area of project and structured finance. Besides project finance, this area also includes commodity trade finance. In 2005, the contribution to profits continued to improve overall year-on-year, and there is huge growth potential waiting to be realized here in the coming years as well.

Active credit portfolio management gives C&M a leading position in the German market

Based on our strategic lending policies, our trend-setting active credit portfolio management (ACPM) has been actively utilized to optimize our risk/return profile since January 2005. Acting as an interface between the credit/capital market and the sales force, ACPM is expected to make an improvement to the overall profitability of the loan book. Loans are "purchased" by Sales at a market price and then actively managed by ACPM as the "owner." The traditional buy-and-hold lending model has thus made way for an approach similar to fund management in that it actively incorporates the credit/capital markets.

Utilizing credit/capital market products makes it possible to leverage the equity employed and consequently increase returns from the entire credit portfolio without affecting customer operations. A further improvement of the risk/return from the existing credit portfolio is achieved by making specific purchases of credit risks.

The credit exposure for which ACPM is accountable stood at around €20 billion at the end of 2005, about one-fourth of which is secured by credit derivatives. Specific hedging operations served to minimize cluster risks and hence risk costs and their volatility. The re-investment book, which mainly contains structured loan products and baskets, had grown to €2.8 billion by year-end, generating a return on equity well in excess of 20%.

Developments in the Markets business unit

With an increase of 18.9%, the operating result of €459 million reported by the Markets business unit was very pleasing in fiscal 2005. Operating revenues were boosted by 12.9% to €1,245 million, notably as a result of the sharp increase in trading profit of 39.2% and net commission income of 32.5%, which more than compensated for the decline in net interest income. Despite the 9.2% rise in general administrative expenses, this led to an improvement of 2.1 percentage points in the cost-income ratio to 62.9%.

The Markets business unit serves around 2,100 institutional customers, although the focus is placed on the 260 or so most important institutional customer groups.

The activities of the Markets business unit cover a wide range of Treasury and capital-market products and services. We see the main reason for our success in the systematic penetration of our wide customer base with innovative, new capital market products. This is complemented by the sale of products like covered bonds, for which our many years of experience have given us a leading market position in Germany and a strong presence in other European countries.

Cross-asset approach as key success factor

An important value lever in the Markets business unit is the way that all of its activities are systematically arranged along the entire value-added chain. This market-based alignment is an important success factor enabling us to both satisfy and actively structure the requirements of issuers and investors alike.

Our comprehensive approach to the customer relationship focuses on our cross-asset solution expertise. This requires an efficient interaction between origination, structuring, distribution, and relationship management. Our customers particularly appreciate the structuring expertise which permits us to develop tailored solutions across all asset classes. Bundling international sales under a single management team and introducing a Senior Relationship Management unit has enabled us to continue to expand our placing power and dramatically improve our results from cross-selling.

A good example stemming from our cross-asset approach is the annual C&M German Investment Conference, which has met with a very positive response from our customers. This event represents the second-biggest gathering of its type in Germany. Whereas 31 companies and a hundred investors attended the conference two years ago, almost 90 representatives of listed German companies and around 450 international institutional investors made their way to Munich in 2005.

C&M positions itself as the top structured derivatives boutique in Europe

C&M is the leading structured derivatives house in Germany. We have created value by combining complementary skills in the various product classes (such as equities, bonds, emerging markets, and commodities) in order to utilize our distinct expertise in financial derivatives and proactively offer our customers innovative solutions.

Issuing operations

The Debt Capital Markets unit more than doubled its underwriting volume in 2005, with the result that today's league tables show us in second place for Jumbo issues and first place for bonds issued by the public sector in Europe. Our success was reinforced by a consistent customer orientation in all our activities.

Equity Capital Markets

We can look back on a successful year in terms of initial public offerings and capital-raising measures. During the largest flotation of a media company in modern German history, HVB acted as joint bookrunner for the first IPO with a volume exceeding €1 billion since 2004. HVB likewise acted as joint bookrunner with a transaction volume of over €1 billion in the largest domestic rights issue of the year, while it successfully underscored the internationalization strategy as one of the five lead banks for the €2.6 billion capital increase of a European insurance group.

The domestic small and mid-cap market continues to be one of HVB's core competencies. The Bank furnished impressive proof of its placing power in this segment, among other things as lead manager, during successful placements for various small and mid-cap issuers.

Funding

2005 represented a year of continuity from 2004 in terms of funding activities. Our activities centered on two benchmark bonds: the Global 8 mortgage Pfandbrief for €1.5 billion and the Global 9 public-sector Pfandbrief for €1.0 billion. The high share of Pfandbriefs underscores our sustainable and permanent involvement on the Jumbo Pfandbrief market and demonstrates our commitment to our national and international investors as a regular issuer of benchmark bonds. Particularly pleasing was the development in the spread on our Jumbos in 2005.

As in previous years, we have also made use of unsecured fundings with low spreads by means of structured bonds and private placements. Issuing innovative retail products alone generated a volume of €1.6 billion.

HVB C&M joins top three in Jumbo Pfandbriefs

All Jumbo Pfandbriefs 2005 (December 31, 2005)

Lead manager	Amount $ m	No. of issues
1. Barclays Capital	16,826.80	36
2. HVB	**14,309.50**	**36**
3. ABN AMRO	14.256.30	28
4. DrKW	14,133.90	37
5. IXIS	11,238.90	24
6. HSBC	8,967.90	22
7. Deutsche Bank	8,073.40	25
8. Calyon	8,014.30	14
9. Citigroup	7,773.80	15
10. DZ Bank	6,730.50	23

All Jumbo Pfandbriefs 2005 (December 31, 2005)

Lead manager	Amount $ m	No. of issues
1. Deutsche Bank	11,200.40	39
2. Barclays Capital	10,007.50	39
3. DrKW	9,685.10	45
4. ABN AMRO	8,788.70	28
5. HVB	**8,562.60**	**36**
6. Citigroup	6,697.50	16
7. IXIS	6,325.80	24
8. HSBC	6,261.20	20
9. Morgan Stanley	4,538.60	12
10. DZ Bank	4,520.70	30

Source: IFR

New opportunities in a European context

For the employees of HVB Group, 2005 was both a promising and challenging year. The combination of our Bank with the UniCredit Group opened up new opportunities and areas of employment in Germany and abroad. At the same time, the integration process calls for costs to be reduced by realizing synergies. At year-end, the Bank had 61,251 employees on its payroll after 57,806 in 2004; 42% of these people worked in Germany and 58% in other countries.

Paving the way for a new sales culture

During the course of the last year, we permanently enhanced the efficiency of our sales force. Our efforts focused on a training and communications program known as MOVE. This initiative signifies a change from a predominantly product-oriented sales process to a comprehensive financial advisory service which makes customers' attitudes and goals the focal point of customer care.

The main components of the program are as follows:
- Leadership workshops, where our executives study our full advisory service business model and then convey this to their staff.
- Dialogue training, where all sales staff undergo practical training to improve their knowledge and professional application of the advisory service model.
- Systematic sales communication, which ensures the transfer of knowledge and the exchange of information across hierarchical lines, from the relationship manager at the branch through to the Management Board.

The guiding principle behind MOVE is to win customers through expertise and proximity. HVB relationship managers increasingly see themselves as developers of long-term finance plans. This requires employees to pursue comprehensive continuing professional development. In the year under review, 460 managers and 4,146 staff were trained under the MOVE program alone. Some 15,000 people completed training modules intended to improve their technical and methods skills. The completion of these modules is confirmed by a certificate. HVB AG invested around €25 million in continuing professional development during the year.

Innovative methods of personnel marketing and talent management

The skills and motivation of our employees are crucial to our business performance, and junior talent has a key role to play in this regard. In 2002, we pooled all our recruitment, supervision, and development activities for apprentices, trainees, students, and young professionals in our Talent Center.

The talent center has a wide range of tasks:
- It is responsible for providing advice on careers and development to our 148 trainees and 1,316 apprentices. It places trainees within the Bank from a pool of young people.
- It also supports alumni, i. e. former trainees. The advancement of selected high potentials is deliberately fostered through staff development seminars and mentoring.
- Particularly good student interns are tied to HypoVereinsbank through our HVB Student Network, which holds workshops and provides a range of advisory services; we also recruit trainees from this group.
- Advertising our credentials as an employer is intended to foster the Bank's image among potential junior talent, experts, and executives. We are setting new standards with our revamped personnel marketing. Our related campaign now focuses on successful employees and their career at HVB at trade fairs, in advertisements, and on the internet.

In promoting junior talent, our primary goals are to ensure quality and continuity in our vocational training and further development of talented young people. This is why we have arranged fixed company-wide quotas of 6% of our total workforce for apprentices and 1% for trainees.

Compatibility of working and family life re-certified

Enabling people to combine working life with family life has been an important concern of ours for years. We support our employees if they take leaves of absence for family reasons and advise them on ways in which they can maintain contact with the Bank. We expand the skill base of the people concerned and help them re-enter the workforce by holding events, training courses, annual reviews, and planning talks.

Our family-friendly personnel policies have received numerous awards. In 2005, HVB became the first company in Germany to receive the Work & Family Audit certificate for the third time. This award from the charitable Hertie Foundation recognizes a corporate commitment to balancing life inside and outside of the working environment. In addition to the tools used to harmonize work and family life, we support our employees through the advisory and intermediary work of our Family Service, vacation programs, a parent-child initiative closely related to the Bank, and the leisure activities offered by the HVB Club.

In 2004, we launched a broad-based Age Management project in the HR unit. This program considers the effects of demographic trends and their significance for HVB.

Flexible capacity management boosts efficiency

HypoVereinsbank has a broad array of tried and tested work-time models. These serve the Bank's interests as an employer and our employees' plans for the future. Efficient capacity utilization helps to reduce costs and enhance work processes, while employees can also have a say in their length of service at the Bank and their hours of work. At the same time, we are increasingly taking account of demographic trends and their consequences for the development of people's total working life.

Part-time work counts as one of the most important tools of capacity management. In recent years, we have increasingly tapped the potential of this tool, with the proportion of part-time workers at the parent company now standing at around 21%. We reduced staffing levels by means of early retirement, part-time work for employees in the run-up to retirement, and sabbaticals – unpaid leaves of absence lasting from twelve to twenty-four months.

At the end of 2004, we launched the Process Redesign and Optimization project (PRO). This is an efficiency-enhancement program aimed at optimizing our administration processes in the period between 2005 and 2007. PRO calls for around 2,120 positions to be eliminated from staff and service units in the Group. In the year under review, we succeeded in cutting back 800 jobs through voluntary termination agreements and partial retirement. In the process, we invariably reached amicable solutions together with the people concerned. The streamlining of our payroll benefited from natural staff fluctuation, which amounted to 7%. Where at all possible, the intention is for the continued reduction in staffing levels for the period 2006–2007 not to involve any compulsory redundancies.

Our in-house temporary employment agency, HVB Profil, has received many awards for the important role it plays both in capacity management and efficiency enhancement. HVB Profil currently maintains a pool of employees, which also includes apprentices for whom regular employment cannot be found upon completion of their vocational training.

In all, 2005 was a year that saw a high level of staff movements. This included transfers within HVB Group, which helped to transfer expertise and shift capacity. Here, as elsewhere, constructive cooperation with the employee representatives on the basis of trust proved its worth. We were invariably able to find solutions satisfying the interests of everyone concerned. We wish to thank the employee representatives, particularly those on the Central Works Council and the Speaker's Committee for Senior Executives, for their constructive cooperation built on a foundation of trust.

Performance-related pay optimized

HVB has operated a performance-related remuneration structure since 1995, with refinements being implemented continually. In 2004, we started to introduce what is known as the "12 + 2" performance-related remuneration structure. The final version of this model comprises twelve fixed monthly salaries and a variable component. We were the first bank in Germany to make use of the delegation clause in the collective bargaining agreement for the private banking sector.

To intermesh the Bank's performance more strongly with the personal success and performance of each individual employee, the degree to which each employee met his or her targets is assessed during the annual performance review. This degree of target achievement serves as the basis for the individual bonus payment. The level of the bonus budget is linked to the Bank's return on equity at an overall bank level. The appraisal interview was optimized and again validated by a company agreement in the year under review. From 2006, the appraisal interview will be documented electronically and added directly to the employee's digital file after the talk.

Outlook: the path to a truly European bank

At year-end 2005, the new UniCredit Group employed around 140,000 people in 19 countries. In the course of the integration process, positions will also be eliminated at HypoVereinsbank AG, mainly in service and administrative units. As in the case of PRO, we will consult closely with employee representatives to reach socially compatible solutions, and also make targeted use of natural staff fluctuation to ensure there is no need for compulsory redundancies.

At the same time, the UniCredit Group is undoubtedly already one of the largest banks in Europe today. It is on a path of strong growth and offers our employees a wealth of development opportunities.

The focal point of human resources work in the coming years will be to foster a distinct and successful corporate culture at this truly European bank. To accomplish this goal, the Group-wide Integrity Charter will also be introduced in Germany. The Integrity Charter and mission of the UniCredit Group define values that determine our conduct in our dealings with customers, employees, and investors, and define our public role on the ground locally. These values are fairness, respect, freedom, transparency, reciprocity, and trust. With these values, we will create a working environment that paves the way for us to become a truly European bank.

PRO: Process Redesign and Optimization right on target

An important part of the value-based further development of HVB is the Process Redesign and Optimization efficiency enhancement project initiated at the end of 2004. This program aims to streamline core processes in back offices and reduce complexity and interfaces for corporate center duties and management tasks. In 2005, we already reduced non-personnel costs as planned. These permanent cost reductions were based on over 200 individual measures.

In 2006, a wealth of further measures in non-personnel costs in the head office/staff units, lending processes, and transaction banking are expected to yield additional savings. These include the optimization of advertising budgets, the further centralization of purchasing functions within the Group, and the consolidation of facilities (see also the Risk Report).

Information technology: key projects advanced in 2005

At €1.15 billion, IT spending in 2005 remained largely stable compared with 2004. An increase in CEE and Corporates & Markets has been compensated by consolidating expenditures on the retail side. In Corporates & Markets we invested in operations support by means of innovative capital market products. Information technology assisted in the expansion of branches in CEE.

Further consolidation in the Germany business segment was advanced by implementing optimized processes in retail operations. Providing a platform for trading with cross-asset derivatives lays a foundation for the Corporates & Markets business segment to provide innovative capital market products. We are supporting the expansion of our position as a provider of structured cross-asset derivatives in Corporates & Markets by means of IT.

In addition, change projects, such as preparations for capital adequacy requirements under Basel II and the introduction of "Bank Analyzer," our new SAP steering software, were the focus of attention in 2005 as they were in 2004. Moreover, the Group invested in the implementation of statutory measures to prevent payment flows between terrorist organizations and to identify and certify speculation gains.

Total IT spending 2005

€ millions


Germany business segment 464
BA-CA AG 260
Corporates & Markets 260
CEE 164

In Germany, reductions in costs were aided by efficiency gains of our internal project service provider, HVB Systems, which was able to reduce its internal charges by 4% in 2005, while a further 5% reduction is planned for 2006.

The combination of HVB and UniCredit is the trigger for HVBInfo and HVB Systems to pool their resources in a single company in the second quarter of 2006. The move will give IT customers a full range of services from a single source in the future. They will benefit from clear guidelines on architecture and security, covering everything from the implementation of new IT project concepts through to operation. The legal aspects of the merger are scheduled for completion by April 30, 2006. Uniform IT governance processes will be implemented gradually within the framework of group-adjusted corporate management in 2006.

Payments: lower costs despite higher volumes

HVB Group was again able to significantly expand its payment activities involving customers in 2005. Electronic customer payments in Germany increased by 23% compared with 2004. International payments also continued to grow, rising 16%. The strong rise in transaction volumes helped us record an 8.5% increase in earnings from this line of business compared with last year.

This means that HVB is moving contrary to the market, where margins are, if anything, declining on account of EU harmonization. Despite higher transaction volumes, we reduced the cost of processing payments by 10% over 2004, which also led to a significant improvement in unit costs overall. We offer a top payment solution allowing corporate customers in particular to process their entire payments simply, swiftly, and reliably using our systems.

Treasury and securities services: FX trading system goes live

We also succeeded in reducing the cost of securities handling despite a rise in transaction volumes and intensive support provided to the business segments. In money and foreign exchange handling, the FX trading system introduced last year ensured the desired cost neutrality for increases in volumes. We managed the growth in volumes in derivatives trading by providing system support and hiring more staff.

SUSTAINABILITY AND CORPORATE CITIZENSHIP

Sustainability: of great importance in a broader environment

For many years now, HypoVereinsbank has been committed to behaving in a responsible manner toward both the environment and society at large. To be successful on a long-term basis, we need the trust of our stakeholders – our customers, shareholders, employees, and society. Behaving responsibly toward society and the environment strengthens this trust. In addition, taking ecological and social risks and rewards into account strengthens our corporate value.

The merger with the UniCredit Group has opened up new opportunities. UniCredit takes sustainability very seriously; it is part of its corporate identity and thus an integral component of its entrepreneurial conduct.

The new sustainability report, detailing all our activities in the field of sustainability management, will appear in the summer of 2006. In particular, the report deals at length with the integrity charter which lays down rules of conduct for all employees of the UniCredit Group.

In the present annual report we will limit ourselves to a few statements on the subjects of banking products, management, and operations.

Sustainable banking products

We have a wealth of products and tools which serve to avoid risk on the one hand and exploit entrepreneurial opportunities on the other. We minimize credit and reputation risks by performing environmental risk audits. This applies to corporate finance, for example, or wherever environmental and social standards have to be met in the process of financing projects or export deals.

HypoVereinsbank is one of the original signatories of the Equator Principles, a global industry-wide standard for the financing of large-scale projects. This standard regulates the observance of ecological and social requirements. In the year under review, we used our own screening tool to examine projects. At the same time, we entered into an intensive dialogue with the International Finance Corporation and a series of non-government organizations (NGOs) in the course of reformulating the Safeguard Policies; we also helped to refine the original principles. In particular, the Safeguard Policies are intended to help protect the rights of the local population affected by projects. Moreover, we expanded our environmental risk training for employees of HypoVereinsbank, which took place as part of the new credit training program.

Sustainability ratings and rankings 2005

Rating agency/investor	Rating	Scale	Ranking
Dow Jones Sustainability Indexes	Listed		
FTSE4Good Europe/Global	Listed		
Ethibel Sustainability Index Global/Europe	Listed		
ASPI – Advanced Sustainable Performance Indices	Listed		
Climate Leadership Index	Listed		
CoreRatings (2004)	B+		Best bank rating
oekom research	B	A+ to D–	4th out of 60 banks
WWF/oekom Research: Environmental ranking for the protection of primeval forests	B+	A+ to D–	3rd out of 11 banks
scoris DAX-30-Rating	69	1 to 10	8th out of 30 companies
Zürcher Kantonalbank	AA	AAA–C	
Bank Sarasin	Above average		
Storebrand	Above average		
Innovest	Above average		

We are one of the leading providers of finance for renewable energy in Germany. In 2004 we became the first bank to place a closed portfolio of windparks on the market in the form of a corporate bond. In the year under review, we financed Silicio Solar, a photo-voltaic factory in Spain, among other things, thus bolstering our image as a financier of solar energy plants.

We also focus on a range of products covering sustainable asset management, retail funds, and certificates. These target church institutions, charitable foundations, and concerned private individuals alike. Working in conjunction with oekom research, we developed the HVB Sustainability Index which tracks the price performance of 16 leading European companies. These companies rank highly, firstly on account of their financial performance and secondly because they are among the best-in-class in environmental and social issues. The Sustainability Index forms the basis for structured certificates like the HVB Yield Express Certificate on the HVB Sustainability Index, a long-term investment with full capital protection. We also cooperate with oekom research on our Activest EcoTech retail fund.

Sustainability management

Our Sustainability Management unit is responsible for coordinating and steering the sustainability action areas. This unit reports to the Management Board of HypoVereinsbank AG through the Executive Office and is also in close liaison with the people responsible at the UniCredit Group.

The sustainability team has been tasked with setting up and maintaining internal and external networks as well as controlling agreed targets and work plans. Annual strategy talks with senior management help to ensure that the work plans are implemented efficiently by work and project groups. A further task involves raising awareness levels both inside and outside the company. In 2005, this included holding the HVB Summer Academy for Sustainable Management for Small and Mid-Sized Companies at the National Garden Festival in Munich and staging training courses for trainees in Hamburg. We teamed up with Munich University of Applied Sciences to hold a series of events on entrepreneurial responsibility.

Sustainable banking operations

Priorities in this area include reducing the consumption of resources – notably energy, water, and paper – and limiting the amount of waste produced. We also endeavor to keep the emission of pollutants to a minimum. At the same time, we encourage our employees to act responsibly toward the environment.

In the year under review, we purchased 20 natural gas vehicles and several company bicycles as part of our drive to reduce the emission of pollutants; we also plan to expand our fleet to include other vehicles with environmentally friendly engines. Moreover, our measures won first prize in the Ecological Project for Integrated Environmental Technology (ÖkoProfit). This initiative recognizes companies that implement exemplary environmental measures. Our Vereinsbank Victoria Bauspar AG subsidiary likewise received an award – the environmental prize awarded by the City of Munich. With regard to in-house communications, we increased environmental awareness among our employees by issuing environmental guidelines and giving electronic environmental tips.

Corporate citizenship: culture, education, and social responsibility

For years now, HypoVereinsbank has been promoting a large number of institutions, projects, and initiatives which enrich the community. We have large art collections and also mount exhibitions in our gallery in Munich, which is one of leading exhibition halls in Germany. Our Hypo Foundation for Culture confers a preservation award each year, thereby supporting initiatives by private individuals repairing historic monuments. We have also co-sponsored the Corine, an international book prize awarded by the German book trade in Bavaria, for years.

In the year under review, we were among the sponsors of the festival performances in Munich, Passau, and Würzburg, the Richard Strauss Days in Garmisch-Partenkirchen, and the European Organ Festival. We organized a benefit concert at the Bayreuth Festival, the proceeds of which were given to a children's home. The Cultural Promotion Award for the Youth was awarded in the musical category this year. We supported the Bach Festival in Leipzig and were one of the main sponsors of the National Garden Festival in Munich.

In the field of education, we also continued our commitments to a series of establishments. This included the Stifterverband für die deutsche Wissenschaft, an association of donors to German science, and the Deutsches Museum. Not only are we among the patrons of the universities in Munich, we also function as treasurer to the societies of the Technical University and the Ludwig Maximilian University in Munich, providing staff and infrastructure as necessary.

On the social side, we have been supporting churches, schools, charitable facilities, and relief organizations for years. In 2005, our traditional Christmas donation went to the victims of the earthquake in Pakistan and to the Association for the Deaf. We also provide quick assistance in emergencies, for instance after the Asian tsunami disaster. Our employees donated almost €400,000 for this purpose; the Bank managed to more than double this amount to just under €1 million and thus promoted a series of initiatives, including a school project in Indonesia and a microfinance project in Sri Lanka.

Future prospects: integrating sustainability management and upholding corporate citizenship

One of the most important tasks for Sustainability Management in 2006 will be to integrate our corporate structures and processes into those of the UniCredit Group. This entails harmonizing systems and activities accordingly. Besides obtaining certification of HypoVereinsbank's environmental management system based on DIN EN ISO 14001 and EMAS, introducing the integrity charter is an important goal for us; our task in this connection is to create extensive awareness of the rules of conduct applicable throughout the corporate group. UniCredit is considered a sustainability leader in Italy, which means that the merger has further strengthened our profile as an exemplary financial service provider. We will remain fully engaged in corporate citizenship, focusing on long-term commitments such as the cooperation with the Deutsches Schauspielhaus theater in Hamburg, which we will be sponsoring over the next three years, and the Germanic National Museum in Nuremberg, which we will support with a donation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Corporate structure and business operations

Legal corporate structure and organizational structure

Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) was formed in 1998 through the merger of Bayerische Vereinsbank Aktiengesellschaft and Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft. It is the parent company of HVB Group, which is headquartered in Munich. Bank Austria Aktiengesellschaft (Bank Austria), which took over Creditanstalt AG in 1997 to combine the two largest banks in Austria (Bank Austria Creditanstalt), has been part of HVB Group since December 2000. HVB Group is one of Europe's leading providers of banking and financial services.

HVB AG has been an affiliated company of UniCredito Italiano S.p.A., Genoa, (UniCredit) since November 2005. Since the conclusion of the tender offer in Germany on November 17, 2005, UniCredit has held a 93.93% stake in HVB AG. HVB Group has been a sub-group and thus a major part of the UniCredit Group since then.

The ordinary shares of HVB AG are admitted to official trading on all German stock exchanges, as well as on the Vienna Stock Exchange, Euronext in Paris, and the SWX Swiss Exchange.

HVB Group offers a comprehensive range of banking and financial products and services to private and corporate customers as well as public-sector customers. Our range extends from mortgage loans and banking services for consumers, private banking, business loans, and foreign trade finance through to fund products, advisory and brokerage services, securities transactions, and asset management.

Business segments

In fiscal 2005, HVB Group was divided into three operational business segments – Germany, Austria & Central and Eastern Europe (CEE), and Corporates & Markets – and the Real Estate Restructuring business segment (RER).

The Germany business segment consists of HVB Group's banking business, including its asset management activities, in Germany with private customers, professionals, and companies. Excluded from this are large German or international corporations that require significant capital markets services and are therefore served by the Corporates & Markets business segment. To provide our customers with optimum services, the business segment is broken down into the business units Private Customers, Corporate Customers and Professionals, and Real Estate.

The Austria & Central and Eastern Europe business segment (Austria and CEE) consists of the business units Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and Central and Eastern Europe. The business segment comprises BA-CA Group's operations involving retail customers, asset management and private banking activities, its residential and commercial real estate financing activities in Austria and Central and Eastern Europe, and the vast majority of its corporate banking activities.

The Corporates & Markets business segment comprises the capital market-oriented business operations of HVB Group, and is responsible for selected corporate customers, many of which are listed on German or other European stock exchanges. The business segment's institutional customers include industrial enterprises, financial institutions, insurance companies, central banks, other large public institutions, and major investors.

The Real Estate Restructuring business segment (RER) was formed on January 1, 2005 by transferring the workout portfolios of the entire German real estate finance business of HVB AG previously assigned to the Germany business segment together with the remaining portfolios of the Real Estate Workout segment. The aim of the new RER segment is to completely eliminate the allocated portfolios, by exploiting various options and the opportunities arising from the development of the real estate markets.

Major sales markets, competitive position, and facilities
HVB Group is one of the major banks in Europe. We are the leader in the heart of Europe, an economic area encompassing more than 200 million people in Germany, Austria, Poland, and other Central European countries. We also have a strong presence in Russia and the Baltics. We are the only large German bank with offices in all three Baltic states.

Our market position has been reinforced by countries like Poland, the Czech Republic, Slovakia, Hungary, Slovenia, and the Baltic states joining the European Union. We also have offices in the world's main financial centers.

A breakdown of our offices by region is provided under "Offices" in Note 81 to the consolidated financial statements.

Organization of management and control
The Management Board of HVB AG is the managing body of HVB Group. The Management Board provides the Supervisory Board with regular, timely, and comprehensive reports on all issues relevant to corporate planning, strategic development, the course of business, and the state of HVB Group, including the risk situation.

The Supervisory Board of HVB AG is composed of equal numbers of representatives of shareholders and employees. The task of the Supervisory Board is to monitor and advise the Management Board as it conducts business. To support its work, the Supervisory Board maintained five committees in the year under review: the Remuneration & Nomination Committee, the Audit Committee, the Negotiating Committee, the Strategy and Business Development Committee, and the Risk Committee. The latter two were dissolved with effect from December 31, 2005.

HVB AG conducts risk monitoring and risk management on a groupwide basis. The monitoring systems are geared to identifying risks at an early stage. Controlling and risk management were combined under the area of responsibility of the Chief Risk Officer, who reported to the Risk Committee of the Supervisory Board on a regular basis, in 2005. Please refer to the Risk Report for further details.

A list showing the names of all of the members of the Management Board and the Supervisory Board of HVB AG is given in the consolidated financial statements under Note 82 "Members of the Supervisory Board and Management Board."

Basic features of the compensation system
The compensation paid to members of the Management Board is determined by the Remuneration & Nomination Committee of the Supervisory Board. In 2005, it comprised fixed and variable components: fixed compensation, variable compensation featuring profit-related components (performance bonus), and a long-term incentive again taking the form of share-based compensation (phantom stocks) in 2005. The target amounts of these three compensation components have been weighted equally to date; in other words, each target amount makes up approximately one-third of the total compensation. The reasonableness of the compensation is based on the tasks and the personal contribution of the member of the Management Board, the performance of the Management Board overall, the general economic situation, and the future potential of the company seen against the backdrop of its peer group.

The size of the performance bonus depends on certain targets set at the beginning of each fiscal year by the Management Board and the Remuneration & Nomination Committee of the Supervisory Board being met. Among the elements comprising the basis for assessment at present is the consolidated profit. In addition, individual targets are set in the area of responsibility of each member of the Management Board. The performance bonus is disbursed together with the compensation for April of the following year.

For fiscal 2005, the members of the Management Board were again allotted a sum of money equivalent to a certain number of HVB shares after the expiry of three years as a long-term incentive. As the shares only serve as a basis for calculating the level of the cash payment, they are referred to as phantom stocks. After three years have passed, the members of the Management Board will then be paid the stock market value of the shares at such time in cash, unless a different agreement is reached in conjunction with the premature termination of the position. This is how the members of the Management Board are directly involved in the movement of the HVB share price, because the amount of the payment is based on the price of the shares when the three-year period expires. Phantom stocks are allotted primarily in line with the average price of the HVB share during the past fiscal year in comparison with the weighted average price of a benchmark basket composed of at least eight stocks of European financial institutions of similar size and structure to HVB AG. None of the financial institutions involved is weighted at more than 20% within the basket. The Remuneration & Nomination Committee of the Supervisory Board decided on the composition of the benchmark at the outset of 2005. If the average price of the HVB shares matches the benchmark, phantom stocks can be allotted up to a fixed euro amount determined in advance by the Remuneration & Nomination Committee of the Supervisory Board. If the average price of the HVB share outperforms or underperforms the benchmark, the euro amount is increased by 3% for each commenced 1% outperformance, and is reduced by 3% for each commenced 1% underperformance. The equivalent amount of the allotted phantom stocks is capped; it may not exceed 200% of the target amount for this compensation component. The Supervisory Board saw no reason to modify the parameters on account of the combination with UniCredit, as the price of the HVB share rose much faster than the price of the peer group stocks in the first half of 2005 and generally paralleled the peer group in the second half of the year. Consideration is being given to offering the members of the Management Board the option of switching their phantom stocks to UniCredit shares for the calculation base of this model.

Information on the amount of compensation paid to members of the Management Board is provided in Note 78 entitled "Information on relationships with related parties" in the consolidated financial statements.

In addition to their regular compensation, the members of the Management Board have received pension commitments under a defined benefit plan, if they joined before the end of 2004. Since 2005, new members joining the Management Board are provided with a defined contribution plan. This means that they will additionally receive an individually agreed percentage of the compensation paid for the prior year as deferred compensation for future retirement benefits. By paying into a fund, pension capital is built up which is available for benefits when the benefits become payable. Compared with the defined benefit plan, this has the advantage that all of the company's obligations under the Board member's contract are fulfilled in this way and that there will be no burden on future years through changes in the calculation of provisions.

In the course of the combination with the UniCredit Group, a new compensation system was introduced that is applicable from 2006.

The compensation paid to members of the Supervisory Board is regulated in Article 15 of the Articles of Incorporation of HVB AG. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board receive fixed compensation of €15,000.00 payable upon conclusion of the fiscal year and dividend-dependent compensation of €400.00 for every €0.01 dividend paid above the amount of €0.12 per no par share. The chairman of the Supervisory Board receives twice the compensation stated, the deputy chairmen one and a half times the compensation stated. Furthermore, the Supervisory Board is entitled to a fixed annual compensation of €370,000.00 payable upon conclusion of the fiscal year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution. Under the terms of these arrangements, members of the Strategy and Business Development Committee, the Audit Committee, and the Risk Committee each receive an annual compensation of €20,000 for fiscal 2005. The chairmen of the committees receive twice this amount.

Information on the amount of compensation paid to members of the Supervisory Board is provided in Note 78 entitled "Information on relationships with related parties" in the consolidated financial statements.

Internal management

One of HVB Group's most important objectives is a sustained increase of corporate value. To take account of capital market requirements and the necessity of value-based management, we have implemented the concept of dual steering. The overriding goal of value creation in the sense of shareholder value can thus be transferred to the operational business segments.

Essentially, this concept requires a return from two capital resources. One is the regulatory (or used core) capital and the other risk capital, in other words the economic capital actually required to cover risks identified on the basis of internal models. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units. A detailed description of this issue is given in the risk report under the section entitled "Overall bank management."

Economic conditions

General economic conditions in 2005

Although the global economy slackened during last year, it remained robust at an average annual growth rate of just under 3.5% after 4% in 2004. The growth engines in this connection were the United States, expanding 3.5% in 2005, China at just under 10%, and the emerging economies of Asia, up 6.75%. However, there was a noticeable slow-down during the year, primarily in the United States, which caused growth in the last quarter of 2005 to fall below 3.25% again. The reasons for this were the cessation of monetary and fiscal policy stimuli, the continued rise in the foreign trade deficit, and problems encountered in the automotive industry.

Following a rather moderate first six months, the euro area experienced a significant upturn in the second half of the year. The continuing steady demand for exports boosted growth in the euro zone. There was also a marked recovery in investment demand, notably in Germany. German investment picked up as much as it did on the average during previous upturns. Hence, the domestic growth rate matched the rest of the euro area for the first time in years.

- At an average of 0.9% in 2005, GDP growth in Germany was significantly lower than in the prior year (1.6%). A statistical effect is also responsible for this performance, in the form of a lower number of working days.
- Persistently high energy prices caused consumer prices to rise by 2% year-on-year after 1.75% in 2004.
- Unemployment averaged 4.86 million in 2005 after 4.39 million in the prior year. The rise is partly due to a change in the way statistics have been compiled, since welfare recipients were included in the statistics with the introduction of the Hartz IV reform.
- Current estimates put the current account surplus at 3.4% of GDP after 3.8% in 2004.
- The public-sector deficit fell slightly, from 3.7% of GDP to 3.5%.
- Long-term interest rates continued to decline, falling to 3.30% at the end of 2005 after 3.68% in 2004. The European Central Bank raised the refinancing rate from 2% to 2.25% in December 2005.

In 2005, growth in Austria was 1.8%, lower than the 2.4% recorded for 2004. The main factors causing this development were the weak first quarter, which saw a decline in investment (due to tax deductibles being brought forward to 2004 to take advantage of tax benefits before they expired in 2005) and exports. However, based on a significant increase in exports and a slight improvement in consumer demand, there was a clear rise in economic growth over the year as a whole. At 2.1%, inflation remained relatively moderate in spite of the rise in oil prices.

The economy of the CEE countries was in good shape again in 2005. The eight new EU member states and the three candidates Bulgaria, Croatia, and Romania grew by an average of about 4.25% last year.

Sector conditions in 2005

2005 can be viewed as a year of change in the German banking sector. While discussions often focused on the structural problems of the German banking system in recent years, the last fiscal year was marked by the first changes made in this respect. While various signs suggest that the German banking industry is facing lasting changes, the cross-border combination between HVB Group and the UniCredit Group is a clear indication that the consolidation of the European banking system is already underway. We assume that cross-border banking services, which are currently of minor significance overall, will become more significant in future.

In fiscal 2005, there was a noticeable improvement in the general economic climate in spite of several difficult economic indicators, such as a sharp rise in oil prices and a persistently weak trend in private consumption. The German financial services industry succeeded in achieving generally pleasing results not least for this reason. There was a rise notably in operating revenues.

Despite a weak second quarter, there was a further significant increase in activities on capital markets by both private and institutional investors compared with the prior year. In particular, the German stock market saw a clear upturn. Heavier demand for innovative capital market products and the repeated rise in trading volumes generally had a favorable impact on banks' trading profit and net commission income during the year. In addition, net commission income benefited especially from the fact that banks have consistently geared their range of services to tailor-made products in recent years as a response to the change in needs of companies capable of tapping the capital markets.

By contrast, there was no significant change in 2005 in the continuing very low level of yields on ten-year German Treasury bonds. The burden on earnings was nevertheless kept within bounds despite the resulting flat yield curve. The successful diversification of income sources in recent years and strict compliance with risk-adjusted pricing was an essential requirement in this connection.

The further slight improvement in general economic conditions helped to keep provisions for losses on loans and advances at a stable, or in some cases declining, level compared with last year. The efficient application of banks' risk management systems also contributed to this effect. Financial institutions profited from cost-cutting measures already initiated in previous years also in the area of general administrative expenses.

Important events impacting the course of business

On June 12, 2005, HVB Group and the UniCredit Group announced their intention to join forces to form the first truly European bank. Since the conclusion of the tender offer in Germany on November 17, 2005, UniCredit has held 93.93% of the capital stock and voting rights in HVB AG.

The business combination contains high synergy potential. Based on this synergy potential and the original business plans of the UniCredit Group and HVB Group, the new group is looking to increase the earnings per share of the UniCredit Group to €0.56 for 2007.

The integration of the existing HVB Group into the UniCredit Group is required to realize this synergy potential. The fourth quarter was marked by integration and restructuring measures which will continue in 2006.

Business situation and development of income

General statement on the business situation by management

The income statement for fiscal 2005 is marked by extraordinary expenses entailed in integrating HVB Group into the UniCredit Group, namely the restructuring costs of €546 million (reported as a separate item in the income statement). Moreover, higher general provisions for losses on specific loans and advances totaling €147 million were set aside. Hence the income statement of HVB Group has been depressed overall by non-recurring items totaling €693 million (referred to below as "restructuring costs and additional provisions for losses on loans and advances").

In 2004, non-recurrent charges totaling €2,915 million, consisting of the allocation to special provisions for bad debts (€2,500 million), an addition to restructuring provisions (€250 million), and amortization of goodwill (€165 million), impacted the income statement.

To facilitate comparison between the income statement for fiscal 2005 and the prior year figures, the following comments regarding the development of income relate to figures from which the above non-scheduled items have been removed.

In fiscal 2005, we succeeded in tangibly enhancing the positive trend on the operating side of the last two years.

In the year under review, we recorded an operating profit of €1,813 million. In adjusted terms, the operating profit amounts to €1,960 million or is 45.7% higher than the prior year's total of €1,345 million. At €1,299 million, we succeeded in almost doubling net income before taxes, adjusted for "restructuring costs and additional provisions for losses on loans and advances," to reach €1,992 million compared with the adjusted prior year figure of €1,002 million.

The Outlook in the Financial Review (2004 Annual Report, page 81) stated a target figure between eight and nine percent for the return on equity after taxes in 2005. We managed to significantly surpass this figure, adjusted for "restructuring costs and additional provisions for losses on loans and advances," achieving a rate of 10.0%. At €1,163 million, net income after taxes and after minority interest, adjusted for "restructuring costs and additional provisions for losses on loans and advances," is much higher than the target figure of around €1 billion.

Operating revenues

Operating revenues were up 7.0% over last year, an increase of €650 million. At the same time, a further improvement has become apparent in the quality of our income structure through revenue increases in all three main sources of income. In 2005, we achieved the highest profit contributions in the history of HVB Group for net commission income and trading profit. In the process, the share of net commission income (which has a beneficial impact on equity) in total operating revenues rose to 32.7% after 30.7% in the prior year.

Net interest income was 3.9% higher than last year and also rose slightly compared with the third quarter of 2005. Along with a rise in volume over last year, the interest margin increased 9 basis points, to 2.71%, based on the average risk-weighted assets shown in the balance sheet. Note 28 "Net interest income" in the notes to the consolidated financial statements includes a detailed breakdown of interest income and expense.

At €3,240 million, there was a significant 13.9% rise in net commission income. At the same time, the contribution to profits made by the securities and depositary business rose, primarily as a result of the very successful sale of innovative financial products also this year such as our "interest joker" bond, "interest collect" bond, and "interest master" bond. In addition, there was a rise in net commission income from international transactions, payments, and lending operations.

Trading profit developed very well, increasing 27.2% to €926 million year-on-year, although the anxious state of capital markets resulting from developments in the U.S. automotive market depressed our results in the second quarter of 2005.

A negative balance of €143 million accrued for other operating income and expenses. This aggregate expense results primarily from additions to provisions in non-lending operations, expense items arising from foreign currency translation compliant with IAS 21.28, and write-downs and realization losses on property, plant and equipment and other assets. These expenses were only partially compensated by income from the release of provisions in non-lending operations, gains on the disposal of property, plant and equipment, and income from external charges resulting from services.

General administrative expenses

At €6,582 million, the general administrative expenses of HVB Group were up 7.6% over the prior year. The first-time full consolidation of Closed Joint Stock Company International Moscow Bank (formerly International Moscow Bank) and the impact of exchange rates at our CEE banks increased our expenses. Adjusted for these effects, the rise in general administrative expenses stands at 5.7%. Continuing strict cost management coupled with the implementation of our PRO efficiency enhancement program have helped us limit the rise in costs in spite of forward-looking investments.

The cost-income ratio (percentage of total operating revenues made up by general administrative expenses) amounted to 66.4%, which reflects a slight increase over the prior year figure of 66.1%.

Provisions for losses on loans and advances

Provisions for losses on loans and advances declined by €282 million, to €1,513 million, in fiscal 2005. This includes the defined non-recurring items arising from higher general provisions for losses on specific loans and advances (€147 million). Without these non-recurring items, the provisions for losses on loans and advances of €1,366 million are slightly higher than the forecasted annual requirement of €1.3 billion, and 23.9% below the prior year total. The slight budget overrun results from the fact that, in the fourth quarter, we went to the upper limit of the assessment range when calculating loan-loss provisions for individual exposures.

Operating profit

Operating profit adjusted for additional "provisions for losses on loans and advances" stands at €1,960 million, which is equivalent to an increase of 45.7%, or €615 million, compared with the prior year. A key factor contributing to this favorable development is the 7%, or €650 million, growth in operating revenues. In unadjusted terms, operating profit was up €468 million, or 34.8%, to €1,813 million.

Net income from investments

At €321 million, net income from investments was €307 million higher than the prior year total of €14 million.

The largest individual items under net income from investments are the gains on the partial disposal of the Bank's holding in Münchener Rückversicherungs-Gesellschaft AG (€208 million), the disposal of a 28.2% interest in Investkredit Bank AG, Vienna (€130 million), the deconsolidation effect arising from a reduction in the Bank's interest in HVB Bank Romania S.A., Bucharest (€127 million), and the gains on the disposal of the our holdings in Premiere AG (€63 million) and Rhön-Klinikum AG (€36 million).

This is offset by various write-downs on holdings and non-recurrent expenditure in connection with the acquisition of real estate from the fund assets of a property fund managed by the Bank's Internationales Immobilien-Institut GmbH (iii-investments) subsidiary. In this connection the Management Board of HVB Group decided to support a restructuring measure at its iii-investments subsidiary within the framework of a business policy decision. HVB is acquiring several German properties from the fund's assets of EURO ImmoProfil via a subsidiary. A conservative revaluation of these properties resulted in a non-recurring charge of €225 million against net income from investments. iii-investments will invest the proceeds from this sale in properties located in other euro-zone countries in order to make the fund's profile more international over the medium term. The goal is to achieve a noticeable and sustained improvement in the performance of EURO ImmoProfil through a realignment as the EUROland fund. This measure will strengthen iii-investments' future contribution to the Bank's earnings and thus further enhance HVB's ability to create value.

Amortization of goodwill
In compliance with the IFRS 3, scheduled amortization is no longer taken on goodwill as of January 1, 2005. No non-scheduled amortization of goodwill was taken in the fiscal year. The 2004 income statement was still burdened overall by scheduled amortization of goodwill totaling €165 million.

Restructuring costs
Restructuring costs amount to €546 million in fiscal 2005. Restructuring costs reported for 2005 were incurred primarily in conjunction with the combination of HVB Group and the UniCredit Group. These costs mainly concern allocations to restructuring costs, depreciation charges on noncurrent assets, and fees. This item also includes restructuring costs of BA-CA AG totaling €90 million, connected with the restructuring of the SMEs Austria business unit.

Balance of other income and expenses
Other income and expenses essentially reflects losses absorbed for companies allocated to the Real Estate Restructuring segment. This absorption of losses has increased year-on-year. Last year, the balance of other income and expenses included the expense incurred for the risk shelter for Hypo Real Estate Group amounting to €130 million.

Net income before taxes
At €1,992 million, net income before taxes, adjusted for "restructuring costs and additional provisions for losses on loans and advances," is almost double the prior year's adjusted total of €1,002 million; unadjusted net income before taxes stands at €1,299 million whereas a net loss of €1,913 million was stated for this item in 2004.

Taxes on income
Due to the improvement in results, current taxes increased from €210 million to €442 million in the year under review. In particular, the origination or reversal of temporary differences resulted in deferred tax income of €180 million. Taxes on income rose €38 million to reach €262 million.

Minority interests in net income and profit
Minority interests account for €395 million of net income, which is equivalent to a €107 million increase of minority interests in net income. This rise in minority interests is largely a result of the first-time full consolidation of Closed Joint Stock Company International Moscow Bank, the partial sale of HVB Bank Romania, and higher profits from the BA-CA Group. After deducting the minority interests, we generated a profit of €642 million which, adjusted for "restructuring costs and additional provisions for losses on loans and advances" at €1,163 million, is almost two and a half times the amount of the adjusted prior year profit.

We allocated €451 million of the €642 million profit to reserves. The consolidated profit (which is the profit available for distribution of HVB AG) amounts to €191 million. We will propose to the Annual General Meeting of Shareholders on May 23, 2006 that, for fiscal 2005, a dividend of €0.25 be paid to our shareholders per share of common stock and an advance share of profits of €0.064 for each share of preferred stock; this equals a total dividend payout of €188 million. In addition, we propose that preferred shareholders be granted a retroactive payment on their advance share of profits totaling around €3 million for the years 2002 to 2004.

Trends in individual business segments
The business segments contributed to the net income before taxes totaling €1,299 million as follows:

Germany	€311 million
Austria and CEE	€1,113 million
Corporates & Markets	€946 million
Real Estate Restructuring	loss of €312 million
Other/consolidation	loss of €759 million

Based on the net income before taxes adjusted for "restructuring costs and additional provisions for losses on loans and advances" totaling €1,992 million, the business segments made the following profit contributions:

Germany	€509 million
Austria and CEE	€1,282 million
Corporates & Markets	€1,018 million
Real Estate Restructuring	loss of €273 million
Other/consolidation	loss of €544 million

As a result of the changes to the organizational structure of HVB Group implemented at the beginning of 2005 (see also Note 21 entitled "Notes to segment reporting by business segment"), the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for fiscal 2005. The prior year figures have been adjusted to match the new structure used to present the segment information.

The effects of applying new and revised IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior year values for segment reporting. In addition, we have adjusted the change in disclosure of gains on the disposal of deconsolidated companies in earlier periods carried out for the first time at September 30, 2005.

Trends in the Germany business segment

With operating profit of €446 million (€523 million adjusted for "additional provisions for losses on loans and advances"), the Germany business segment made a significant contribution to the total operating profit of HVB Group. The Germany business segment reported operating profit of only €18 million for last year (including the gain of €56 million on the disposal of BethmannMaffei) in the 2004 Annual Report before changes were made to the organizational structure (including Real Estate Restructuring).

The workout portfolios of the German real estate business managed by the Germany business segment until December 31, 2004 are no longer included in the adjusted prior year comparative figures of the Germany business segment because they have been allocated to the Real Estate Restructuring segment. In particular, the provisions for losses on loans and advances set aside for these portfolios in 2004 are no longer shown. Transferring all the workout portfolios of the German real estate business to the Real Estate Restructuring segment caused an atypical trend in provisions for losses on loans and advances in the Germany business segment compared with the adjusted prior year figures.

At the time when the portfolios were transferred to Real Estate Restructuring, the Germany business segment had no property portfolios in need of restructuring. Changes in credit ratings do, however, take place in every loan portfolio over the course of time and hence new loan-loss provisions are required as a result of the inevitable risks associated with the lending business.

From a static perspective, the elimination of risk provisioning requirements from the loan-loss provisions in 2004 for the workout portfolios transferred to the Real Estate Restructuring segment presents a distorted picture of the adjusted loan-loss provisions in the Germany business segment compared with the year under review. This is due to the fact that the 2005 portfolio is no longer comparable with that of the prior year in economic terms, due to the measure described above. Compliant with IAS 14.76, however, prior year figures presented for comparative purposes must be restated on the basis of the current identification of the segments.

To facilitate the comparison of business development, we have also stated the figures shown in the 2004 consolidated financial statements (see page 126 of the 2004 Annual Report) alongside the adjusted prior year figures for the Germany business segment in the notes of the segment report.

When providing an account of the operating performance of the individual business units in the Germany business segment below, we therefore describe the trend in operating profit before loan-loss provisions were made. This enables a transparent picture to be given of the development in the Germany business segment. A comparison with last year's figures for provisions for losses on loans and advances, which are only meaningful to a limited extent in an economic sense, would not accurately reflect the actual business development of the business segment.

At year-end 2005, the Germany business segment generated an operating profit before loan-loss provisions of €1,375 million, reflecting a year-on-year increase of €104 million, or 8.2%. Last year's gain of €56 million on the disposal of BethmannMaffei is not relevant when making a year-on-year comparison because it is included in net income from investments and is no longer reported under operating profit. The cost-income ratio improved by 1.3% points to reach 65.3%. In the year under review, provisions for losses on loans and advances amount to €929 million, including "additional provisions for losses on loans and advances" of €77 million.

The Private Customers business unit (including asset management and private banking activities) showed a healthy development, achieving an operating profit before loan-loss provisions totaling €285 million, 50.8% higher than the prior year. Operating revenues increased 4.2% to reach €1,857 million. At the same time, there was a 2.7% increase in net interest income. Among the factors contributing to this rise were the satisfactory development in volumes realized for the HVB Sofortkredit loan product with a 30% increase in the volume of new business to €845 million. Net commission income rose by 6.9%, partly as a result of the extremely successful selling of innovative investment products. The package of measures launched to optimize processes is having a favorable impact on the cost structure. It has enabled a 1.3% reduction in general administrative expenses in 2005 compared with 2004. As a result of this, and due to the boost in earnings, the cost-income ratio had improved by year-end 2005, falling 4.7 percentage points to 84.7%.

In the Corporate Customers and Professionals business unit we were able to boost operating revenues by 6.4%. This represents a constantly stable development at a high level, despite a difficult market environment. In addition to the improvement in interest-related operations, which were up 3.8%, net commission income also rose by 24.2%, notably as a result of increased sales in the derivatives business involving customers, higher income in the securities and depositary business, and the continued successful placement of innovative subordinated business (e.g. PREPS). This facilitated a 0.5-percentage point improvement in the cost-income ratio, which reached 47.8%, despite an increase in general administrative expenses. Operating profit before provisions for losses on loans and advances increased by 7.6% to €890 million. Net income before taxes stood at €508 million. Adjusted for "restructuring costs and additional provisions for losses on loans and advances," the total of €555 million is at the same level as last year. On this basis, adjusted return on equity before taxes amounts to 20.0%.

In the Real Estate business unit there was a 21.6% decline in operating profit before loan-loss provisions, to €200 million, largely as a result of non-recurring charges included in the balance of other operating income and expenses. Without these non-recurring charges, operating revenues would have been at the same level as last year. At the same time, despite the strategic streamlining of the portfolio, net interest income rose by 1.6%, while net commission income increased a sharp 21.4%, notably due to higher income from advisory services for structured loans and earnings growth in the derivatives business with customers.

Trends in the Austria and CEE business segment

In achieving an operating profit of €940 million, the Austria and CEE business segment continued its healthy business development in 2005. Adjusted for the non-recurring effect of "additional provisions for losses on loans and advances" (€70 million), operating profit stands at €1,010 million, which is around one third higher than last year's figure. Net income before taxes rose 69.7% to €1,113 million (adjusted up 73.2% to €1,282 million) partly as a result of the gains realized on the disposal of Investkredit Bank AG, Vienna, and the gains on the partial deconsolidation of HVB Bank Romania S.A., Bucharest, in connection with the acquisition of Banca Comerciala "Ion Tiriac" reported under net income from investments.

Due to the significant rise in operating revenues (up 12.3% or €422 million), the cost-income ratio improved to 62.4% (down 3.8 percentage points) while general administrative expenses increased by 5.8%. Despite the 28.6% increase in provisions for losses on loans and advances, or 10.9% in adjusted terms, operating profit climbed a healthy 23.4% (adjusted 32.5%).

In the Private Customers Austria business unit, operating revenues rose by a total of 4.2% as a result of a favorable trend in net commission income, notably from the securities and depositary business. Declining general administrative expenses helped to produce an improvement in the cost-income ratio by 4.9 percentage points to 75.4%. Despite the good operating performance, there was a decline in operating profit to €56 million due to higher provisions for losses on loans and advances of €234 million (prior year: €149 million). Loan-loss provisions include "additional provisions for losses on loans and advances" totaling €70 million. Operating profit before provisions for losses on loans and advances increased by 30.0% to €290 million.

Operating revenues in the SMEs Austria business unit rose by 4.4% to €611 million. At the same time, the decline in net interest income due to lower lending volumes was more than compensated by the rise in net commission income and other operating income and expenses. With general administrative expenses increasing by 4.7%, the cost-income ratio remained practically unchanged at 66.0%. On account of our strict lending policies, provisions for losses on loans and advances developed very well, falling 39% to €122 million, enabling the business unit to report an operating profit of €86 million in fiscal 2005 after breaking even in the prior year.

In the Large Corporates and Real Estate business unit the operating profit, at €240 million, is up 4.3% over the prior year figure. This boost in earnings is due to the 2.0% rise in operating revenues, while general administrative expenses stagnated and provisions for losses on loans and advances remained unchanged. This produced net commission income up around 13%. The cost-income ratio improved slightly, to 51.0%.

Our subsidiaries in the Central and Eastern Europe (CEE) business unit succeeded growing faster than the market. The positive development in net interest income and net commission income led to a rise in operating revenues by more than one quarter, to €1,499 million. Despite a 19.1% rise in general administrative expenses, the cost-income ratio improved by around 4.6 percentage points to 55.0%. In all, operating profit rose by 45.7% to €558 million despite a €31 million increase in provisions for losses on loans and advances. All the regions, the new members of the EU, most notably Poland, and southern Europe contributed to the increase in operating profit and expansion.

Including the results from Corporates & Markets and from the Other/consolidation segment, together with the Group-specific items such as the funding expense of goodwill, the Bank Austria Creditanstalt Group made an overall contribution of €1,179 million to the net income before taxes reported by HVB Group. The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the earnings contribution made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group point of view, match their primary earnings. The primary net income before taxes reported by the Bank Austria Creditanstalt Group of €1,301 million is published separately by Bank Austria Creditanstalt.

Trends in the Corporates & Markets business segment
The Corporates & Markets business segment generated operating profit of €902 million. Additions of €58 million were made to provisions for losses on loans and advances after net reversals of €72 million were made in the prior year. Operating profit before loan-loss provisions increased a significant 14.3%, or €120 million. This development was supported by the sharp increase of €267 million, or 13.3%, in operating revenues. All three main sources of income increased in the process. Net income before taxes increased a substantial 16.6%, to €946 million. This includes net income from investments totaling €118 million (prior year: net loss of €60 million) and restructuring expenses of €72 million. Adjusted for restructuring costs, net income before taxes stands at €1,018 million (adjusted prior year figure: €851 million).

At €459 million, operating profit in the Markets business unit, developed very well, rising 18.9%. Within this total, operating revenues rose by 12.9% to €1,245 million, notably as a result of the sharp increase in trading profit (up 39.2%) and net commission income (up 32.5%), which more than offset lower net interest income. Despite the 9.2% rise in general administrative expenses, this led to an improvement of 2.1 percentage points in the cost-income ratio to 62.9%. Overall, the Markets business unit managed to produce a significant improvement in return on equity before taxes, reaching 28.4% after adjustment for "restructuring costs" (prior year adjusted: 22.9%).

The Corporates business unit reported a decline in operating profit of €83 million, to €443 million, notably as a result of higher provisions for losses on loans and advances which contained a net reversal of €72 million in the prior year. The 12.4% rise in operating revenues to €1,025 million can be attributed mostly to the increase in net interest income. Increases in earnings were also posted for service operations and trading profit. With general administrative expenses up 15.1%, the cost-income ratio at 51.4% was not maintained at quite the same level as in 2004. At 28.9%, the return on equity before taxes (adjusted for "restructuring costs") is higher than the adjusted prior year figure of 25.1%, largely as a result of the increase in net income from investments.

Trends in the Real Estate Restructuring business segment
The Real Estate Restructuriung (RER) business segment posted a decline in operating revenues compared with the adjusted prior year figure, while general administrative expenses increased. As no further loan-loss provisions were to be made in 2005 for the loan portfolios allocated to this segment, the segment reported a nearly balanced result, posting an operating loss of €16 million after a loss of €1,039 million last year.

Due to the losses absorbed from real estate subsidiaries in the HVB Immobilien AG subgroup and restructuring costs of €39 million reported under other income and expenses (net expenses of €257 million), a loss of €312 million is shown for net income before taxes.

Other/consolidation segment
The Other/consolidation segment contains the non-recurring expenditure of €225 million arising in conjunction with the acquisition of real estate from the assets of a real estate fund managed by our Internationales Immobilien-Institut GmbH (iii-investments) subsidiary and various write-downs on holdings reported under net income from investments. This is offset by gains realized on the disposal of participating interests, particularly from the sale of shares in Münchener Rückversicherungs-Gesellschaft AG totaling €208 million. The segment is also burdened by restructuring costs amounting to €215 million. In 2004, restructuring costs stood at €250 million, due to measures taken under the PRO efficiency enhancement program.

Financial situation

Total assets and lendings

The total assets of HVB Group amounted to €493.5 billion at December 31, 2005, which represents an increase of €26.1 billion, or 5.6%, over the 2004 year-end total. This increase includes €4.6 billion from Closed Joint Stock Company International Moscow Bank (IMB), which was fully consolidated for the first time in May 2005.

The combination of HVB Group and the UniCredit Group, and the associated indirect acquisition of BA-CA by UniCredit, is subject to a condition set by the Croatian banking regulators regarding the disposal of HVB Splitska banka d.d., Split. Consequently the Management Board of BA-CA has decided to dispose of the HVB Splitska banka assigned to the Austria and CEE business segment within a year. The finalization of the sale is subject to the prior approval of the Supervisory Board. Compliant with IFRS 5, at December 31, 2005 we have reported the assets of HVB Splitska banka separately under the balance sheet item "Disposal group held for sale" at a volume of €3.2 billion and the liabilities under the balance sheet item "Liabilities held for sale" at a volume of €1.9 billion.

The main factors contributing to the increase in the assets of HVB Group were the rise of €11.8 billion in assets held for trading purposes and of €9.8 billlion in placements with, and loans and advances to, other banks.

While we posted a decline of €13.8 billion in the total lending volume in 2004, this increased by €8.0 billion to reach €332.6 billion last fiscal year. The increase can be attributed exclusively to a rise of €8.2 billion in contingent liabilities. Placements with, and loans and advances to, other banks and customers remained at around the same level as last year.

Investments include fixed-income securities of €8.0 billion (down 4.8%) held-to-maturity and available-for-sale securities and other financial instruments of €15.0 billion (down 7.7%), fair-value-option investments (at fair value through profit or loss) of €21.1 billion (up 16.1%), participating interests in companies accounted for using the equity method of €1.0 billion (down 15.4%), and investment property of €0.5 billion (up 23.4%).

On the liabilities side, there was a rise particularly in amounts owed to other depositors (up €14.0 billion), deposits from other banks (up €10.1 billion), liabilities held for trading purposes (up €3.8 billion), and shareholders' equity (up €2.4 billion). By contrast, promissory notes and other liabilities evidenced paper were down by €3.6 billion.

The shareholders' equity shown in the balance sheet amounts to €16.4 billion, including minority interest of €3.2 billion. The €2.4 billion growth in shareholders' equity essentially stems from retained earnings of €0.5 billion, the rise of €0.8 billion in the valuation of financial instruments, and the increase of €0.7 billion in minority interest. Besides the allocation from net income, the rise in minority interest is also due to the first-time full consolidation of Closed Joint Stock Company International Moscow Bank, the partial deconsolidation of HVB Bank Romania S.A., and the first-time consolidation of Banca Comerciala "Ion Tiriac."

The changes in fair values of hedging derivatives in effective cash flow hedges are disclosed in the hedge reserve. The changes in the value of these derivatives are offset by future compensating effects arising from the hedges which are not yet permitted to be recorded in the balance sheet. This explains why the hedge reserve does not have any economic informative value when viewed in isolation. In particular, no shareholders' equity has been consumed since the negative changes in the value of the derivatives in the balance sheet items are offset by historic undisclosed reserves. The available-for-sale reserve and the hedge reserve are not included for the purpose of calculating the return on equity.

Risk assets, key capital ratios, and liquidity

Compared with the year-end total for 2004, risk assets in accordance with BIS rules increased by €6.9 billion, to €245.5 billion. A major factor contributing to this rise was business growth in the Austria and CEE and Corporates & Markets business segments, including the first-time consolidation of banks (such as IMB). This growth was partially offset by a decline in the Germany business segment.

The synthetic transaction GELDILUX 2002-1, which involved a lending volume of €3.0 billion and a reduction of €2.3 billion in risk assets, expired in the second quarter. The true sale transaction GELDILUX-TS-2005 was concluded at the same time. The volume of lending placed on the capital market in this connection stands at €5.5 billion, leading to a €5.2 billion decline in risk assets compliant with BIS rules.

In the fourth quarter, HVB Group expanded its securitization activities with two further transactions. The lending volume placed on the capital market by the true sale transaction Success-2005 B.V. amounts to €0.4 billion, with a decline in risk-weighted assets of €0.4 billion. Risk-weighted assets decreased by €2.9 billion as a result of the synthetic transaction Provide-A 2005-1 involving a lending volume of €4.7 billion.

The core capital of HVB Group at year-end 2005 totaled €16.0 billion. This gives rise to a core capital ratio of 6.5% and an equity funds ratio of 10.9%. Adjusted for "restructuring costs and additional provisions for losses on loans and advances," the core capital ratio stands at 6.8%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2005 (2004: 1.2).

Corporate acquisitions and sales

Comments on changes in the group of companies included in the consolidated financial statements are provided under Note 4 called "Companies included in consolidation."

Events after December 31, 2005

HVB AG is transferring sub- and non-performing real-estate loans from the Real Estate Restructuring (RER) segment with a volume of around €2.1 billion to a financial investor. A corresponding agreement was concluded in January 2006. Transfer of the portfolio is scheduled for completion in the second half of 2006. The transfer is subject to the approval of the Annual General Meeting of Shareholders of HVB AG on May 23, 2006 and approval by the Federal Cartel Office.

After conducting proceedings in Austria as a test case, a decision passed by the Austrian Supreme Court (3 Ob 238/05d of December 21, 2005) on changes to interest rates for savings deposits was served on a competitor of BA-CA AG in January 2006. On account of the immediacy of the judgement passed by the Austrian Supreme Court and the complexity of the case, it is not possible from today's viewpoint to carry out a responsible and objectively justified assessment of the amount of interest that may have to be refunded. For this reason, no provisions have been made in the consolidated financial statements for possible claims.

Outlook

Management's Discussion and Analysis and the rest of the Annual Report include statements, expectations, and forecasts concerning the future. These forward-looking statements are based on plans and estimates that are supported by the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report. The statements made in the Outlook for HVB Group are based on the structure of HVB Group at the outset of 2006.

General economic outlook for 2006

The global economy will experience strong growth again this year, although this might not be quite as rapid as in 2005. In particular, the slower pace of the U.S. economy, initiated by the fading of the property boom, will dampen global growth. Growth will also slow down somewhat in the emerging economies of Asia (China and India).

The slackening pace of the global economy will lead to a slowdown in the growth of exports in the euro area. At the same time, though, more investment and moderate gains in consumer spending will stimulate growth. Consequently we anticipate 1.7% GDP growth for 2006, after 1.5% in 2005. In Germany the trend reversal in non-farm employment which has been observed since mid-2005 should lead to a further increase in consumer confidence. In addition, the effects will be felt of consumer spending brought forward due to the increase in value-added tax scheduled for 2007. Equipment spending will continue to rise as a result of the more favorable depreciation rules. The construction sector will also contribute moderately to growth, the first time since 1999. The better mood among German construction companies and the recent significant rise in new orders are indications of this. We therefore anticipate 1.4% GDP growth for 2006, after 0.9% in 2005.

Taking a slight recovery in investment demand and consumer demand as a basis, growth in Austria should also be somewhat stronger than last year's 1.8%, reaching 2.1% in 2006. Inflation will fall below 2% again.

The eight new EU member states plus the three candidates Bulgaria, Croatia, and Romania are expected to grow overall by 4.7% in 2006, after 4.25% in 2005. Thanks to the high level of growth, employment has also started to rise. The pressure on prices remained low, despite the stronger economy and high international crude oil prices.

Thus, the underlying data for the European banking sector should improve somewhat during 2006. Besides the cyclical tailwind, the declining number of company bankruptcies, notably in Germany, has become noticeable. Figures available by the fall of 2005 point to a decrease in the number of bankruptcies. Over 2005 as a whole, corporate bankruptcies are expected to amount to about 37,000 after 39,200 in 2004. Due to reductions in costs and restructuring in German companies, this favorable trend should also continue in 2006.

We expect the European Central Bank to raise key rates moderately during the year. This is suggested by the absence of second-tier effects in inflation, the restrained upturn in the euro area, and a stronger euro exchange rate. In the course of the slowdown in the U.S. economy, long-term interest rates should fall in the United States. German yields will not be able to escape the effects of this process. Concerns about the high U.S. current account deficit will cause the euro to appreciate against the dollar.

General economic outlook for 2007

The global economy will show the same robust growth the following year as in 2006. This applies particularly to the United States and the emerging economies in Asia. However, we anticipate less momentum in Germany. The effects of spending brought forward ahead of the increase in value-added tax will deplete purchasing power in 2007. This will depress consumer spending.

Sector development in 2006/2007

Our assessment indicates a continuing recovery in the economy during fiscal 2006. The financial services industry should also benefit from these positive growth prospects. We therefore assume that the continued rise in demand for banking services will stimulate revenue growth for banks on both the retail and corporate side. At the same time, we can assume that a more positive economic environment will have a favorable impact on the situation in provisions for losses on loans and advances. In the area of general administrative expenses, there might be a slight increase, driven mainly by investments to optimize the business models, after years of strict cost management. We expect that these trends will also continue in 2007, assuming that there will be a further slight recovery in the economy.

Future business policies, future sales markets and services

HVB AG launched its "Growing with Europe" strategy program in fiscal 2004 and continued it in fiscal 2005. This program and preparations for the combination with the UniCredit Group – the largest cross-border transaction in the European financial sector to date – impacted the value-based development of HVB Group in the year under review. Together, HVB Group and the UniCredit Group are a new force in the European banking market. The new UniCredit Group has a presence in 19 countries, with 28 million customers, more than 7,000 branches, and some 140,000 employees; it enjoys leading positions in the German, Austrian, and Italian markets. In terms of total assets and number of branches, the new banking group is also the clear market leader in Central and Eastern Europe.

These core markets will continue to play a strategic role in the future. In order to provide for clear regional responsibilities among the members of the UniCredit Group, BA-CA is to act as a sub-holding of the UniCredit Group with responsibility for operations in Eastern Europe, although activities in Poland will be managed directly by UniCredit. Consequently BA-CA is also to take over the banking subsidiaries of UniCredit and HVB Group in this region, where the new UniCredit Group already enjoys an outstanding position. In Germany we aim to be the leader in our core competencies. This will enable the UniCredit Group to provide its customers with the best possible support in every region.

The two banks are a good fit in terms of more than just geography. Their growth-oriented business model is built on a combination of complementary strengths. The new UniCredit Group has a diversified business portfolio with a strategic focus on retail and corporate banking, international capital markets, asset management, and the real estate business.

The UniCredit Group's traditional strengths have been in retail and corporate banking, along with risk management solutions. These complement HVB Group's market position in the domestic customer business and on the international investment and multinationals side. In addition, the UniCredit Group's Pioneer brand has an outstanding position in asset management, which complements HVB Group's Activest, Nordinvest, and Capital Invest subsidiaries; in order to provide customers in this segment with the best possible service, the asset management activities of the members of the UniCredit Group are to be pooled under a single roof. The same solution has been proposed for the investment banking activities of the entire UniCredit Group. HVB Group has extensive experience in structured finance, another important growth market. The new corporate group will be able to call upon these strengths in applying the best processes and the most innovative products for its customers throughout the new corporate group.

Key planning data

Our plans for Germany are based on the following conservative assumptions:

- the global upturn will lose some of its momentum
- growth in gross domestic product will be close to 1.5% in Germany
- the inflation rate will hover around 2%
- long-term interest rates will fluctuate in a range between 3% and 4%
- there will be a slight reduction in the number of company bankruptcies

Development of HVB Group

The combination with UniCredit Group contains high synergy potential, which will be realized gradually between 2006 and 2008 at the level of the new UniCredit Group. Around 90% of these synergies will come from lower administrative expenses, with the rest resulting from the higher revenues generated by applying best practices.

On the basis of these synergy factors and the original business plans of the UniCredit Group and HVB Group, the new Group has targeted challenging financial goals and is looking to create considerable value for its shareholders. A substantial rise in cash earnings per share, to €0.56, has been targeted for 2007 for the UniCredit Group as a whole.

As an integral part of this corporate group, HVB Group will provide important financial contributions to achieving these goals.

Based on our good operating performance in the year under review and the synergy potential arising from the combination with the UniCredit Group, we are planning an increase in return on equity after taxes next year, which should rise even further in 2007.

With almost unchanged general administrative expenses, we are budgeting a significant boost in operating revenues for fiscal 2006, which will lead to a substantial improvement in the cost-income ratio. Trading profit and higher net commission income from innovative products, such as PREPS or interest-rate structured products for private and corporate customers, are set to drive the increase in operating revenues.

The core capital ratio of HVB Group is to be stabilized at 7.0% in future.

Opportunities arising from the development of general conditions

Additional opportunities have arisen for HVB Group from the combination with the UniCredit Group:

- a wider capital base and greater financial strength as an important element for one of Europe's big banking groups
- HVB Group as part of a banking group with a unique competitive profile in the Central and Eastern European markets, with the prospect of a high level of value-generating potential and sustainable earnings growth
- innovative, new products for all customer segments through product factories with tailored solutions
- cross-border projects to support customer groups requiring financial services in Central and Eastern European markets
- cost and revenue synergies by optimizing production capacities and rationalizing overlapping functions: economies of scale enable reductions in costs from scale effects (leveraging critical mass)
- optimizing processes in the back-office areas processing loans, payments, and securities

The general conditions will naturally also be impacted by the economic trend in the core market of Germany. An economic recovery along with the associated lower unemployment rate and the favorable trend on the real estate market will provide opportunities for a positive development which surpasses the goals we have stated.

Opportunities in terms of corporate strategy, performance and other factors

Besides the opportunities arising from the combination with the UniCredit Group, other opportunities are available to HVB Group as a result of:

- a continued improvement in operating revenues, notably from higher net commission income stemming from innovative products such as PREPS or interest-rate structured products for private and corporate customers;
- the use of new innovative products from Corporates & Markets for small and mid-sized corporate customers to reduce risk;
- the leverage of cross-border transactions with Eastern Europe;
- a further reduction in general administrative expenses by means of strict cost management in Germany;
- a further bolstering of the capital base from sustainable earnings growth; and
- a noticeable increase in the product utilization rate, particularly in private banking.

RISK REPORT

HVB Group as a risk-bearing entity

As a rule it is not possible to earn income in the banking business without incurring risk. By definition, risk entails the possibility of a negative future development of the economic state of HVB Group as part of the UniCredit Group. Consequently, the conscious handling, active management and ongoing monitoring of risk are core elements of the profit-oriented management of business transactions by HVB Group.

We therefore regard it as one of our core tasks to apply these considerations in order to achieve a consistent integration of profitability and risk criteria in all business segments and functions of the Bank.

Groupwide management and monitoring of risk

1 Risk management

For risk management purposes, the Bank defines its overall risk strategy at corporate group level. In particular, this means determining, on the basis of the available capital cushion, the extent and manner of permissible risk exposure for the various business segments and business units. This means that whenever risk is taken, it must be determined whether it is possible to do so, based on risk cover calculations, and whether it is worth doing so in terms of risk/reward calculations.

Through the targeted and controlled assumption of risk, the various business segments and business units implement – with profit responsibility – the risk strategies defined for them on a Groupwide basis. In doing so, they utilize the regulatory and economic capital allocated to them within the framework of limit systems.

2 Risk monitoring

The risk management process is accompanied by comprehensive risk monitoring, which is functionally and organizationally independent and encompasses the following tasks:

Risk analysis involves the identification and analysis of risks from business activities and the development of methods for measuring them. Parallel to these activities, the available capital cushion is defined and quantified.

In addition to the quantification and validation of the risks incurred and the monitoring of the allocated limits, the subsequent risk control process involves risk reporting, which at the same time provides management with recommendations for action when making future risk-policy decisions.

The functional segregation of risk management and risk monitoring is also taken into account in organizational structures.

3 Divisions and committees

Risk management

The business segments and business units are responsible for performing the risk management functions within the framework of the competencies defined by the Group Board. Important bodies operating at the Group level are the Strategic Group Credit Committee and the Group Asset Liability Committee.

As a central body, the Strategic Group Credit Committee is responsible for making decisions on credit strategy or, when legally required, making recommendations on credit decisions to the management boards of the individual subsidiaries. This essentially includes the credit risk strategy, credit policies (the general credit policy and special credit policies), segment-related risk strategies, credit organization principles, and risk evaluation processes and parameters. This committee is chaired by the Chief Risk Officer, and has representatives from all business segments, the Chief Credit Risk Officer and the Group Risk Control division.

The Group Asset Liability Committee makes decisions at its monthly meetings on asset/liability management of HVB AG and sets guidelines for the corporate group. The committee pursues the following key goals:

- optimal utilization of the financial resources of liquidity and capital within the corporate group,
- coordination of the business segments' needs for financial resources and the corporate business strategy, and
- establishment of uniform Groupwide methods for asset/liability management.

Risk monitoring

The Chief Risk Officer is responsible for monitoring and coordinating risk-policy activities within HVB Group. The activities of the Chief Risk Officer during the year under review were supported by the Risk Committee of the Supervisory Board, the Group Asset Liability Management division, the Group Finance and Tax division, and the Group Audit division.

In 2005, the Management Board provided the Risk Committee of the Supervisory Board with timely and comprehensive information on the Bank's overall risk situation and risk management. Thus the Supervisory Board received detailed reports on all risks relevant to the Bank and on the performance of the loan portfolios and credit strategies. The Risk Committee of the Supervisory Board, which has five members, takes into account the vital importance for the continuing existence of the company of comprehensive early recognition of all risks and the feasibility of achieving business development targets. As a result of the combination with the UniCredit Group, the Risk Committee was dissolved at the end of 2005; its functions will be performed by the Audit Committee of the Supervisory Board in the future.

The following divisions are under the responsibility of the Chief Risk Officer:

- Group Risk Control deals with market risk, credit risk, operational risk, and business risk as well as risks arising from the Bank's own real estate portfolio together with its shareholdings and financial investments on a Groupwide basis. Its tasks and competencies include ongoing, independent risk measurement and monitoring, responsibility for risk measurement methods and their ongoing development, as well as reporting to the Chief Risk Officer, the Group Board, and the Risk Committee of the Supervisory Board. In addition, Group Risk Control is responsible for Groupwide risk capital measurement and aggregation as well as the implementation of uniform risk control standards, taking into account the corresponding statutory requirements and especially the regulatory requirements.

- The Credit & Risk Management division pools the credit processing units for normal business transactions for the credit business of the Germany segment as defined in the Minimum Requirements for Risk Management (MaRisk). This essentially includes credit analysis and credit decisions along with their subsequent implementation and processing. These activities serve in particular to meet regulatory requirements, and encompass our business with retail, business and corporate banking customers, as well as professional real estate customers. Real estate financing business is handled by the Real Estate Service Center, in which all processes are carried out over the course of all real estate loans – from funding to repayment. This division is supported by industry specialists who are involved in the decision-making process for credit exposures larger than €5 million for the lending business of the Germany segment and across the board for the lending business of the Corporates & Markets segment. We see their input on credit exposure decisions as a value-added contribution in the interest of sector-oriented risk management.

- The tasks of the Chief Credit Risk Officer include credit responsibility for the Americas and Asia, financial institutions and credit policy, as well as restructuring and workout. They also include loan-loss provision forecasting, detailed portfolio analysis, and the production of central policies or procedures for the entire credit business.

- The Real Estate Valuation and Consulting division focuses on the valuation of individual properties and portfolios, and the analysis and forecasting of real estate market trends. With these activities, the unit supports risk assessment and risk management in the real estate finance business of HVB Group.

Group Asset Liability Management controls the Groupwide short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key elements are coordinated operations on money markets and capital markets and the specification of liquidity profiles for the Group units. Group Asset Liability Management is responsible for the balance sheet structure and measures to optimize regulatory capital. The measures implemented in connection with these functions serve to support HVB Group's rating and return targets. During the 2005 calendar year, this unit reported to the Management Board member in charge of the Treasury division. The organizational structures were adjusted in the course of integration into the UniCredit Group, resulting in this unit being assigned to the Chief Financial Officer as of January 1, 2006.

The Group Finance and Tax division covers the group accounting, regulatory reporting, global tax, and group market finance functions.

The Group Accounting subdivision is able to identify unfavorable trends by analyzing the income statements which it produces on a regular basis. This provides an important contribution to compliance with the risk management process. The Regulatory Reporting subdivision is responsible for reporting to the regulatory bodies with jurisdiction over the banking sector. Along with Principle I (backing of risk assets and market risk positions with own funds) and Principle II (governing the liquidity of credit institutions), this specifically includes the evidence of large exposures, loans in excess of €1.5 million, and loans to directors.

In addition, the Group Finance and Tax division is involved in our Basel II project activities along with the Group Risk Control division.

Group Audit operates as an independent organizational unit. It reports directly to the Chief Financial Officer and acts on behalf of the Group Board. Although it primarily performs the internal audit function for the parent bank, it also performs tasks for the Group as a whole. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of internal auditing for subsidiaries.

The Minimum Requirements for Risk Management (MaRisk) issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.

In addition to the individual audit reports, an annual review is prepared to provide the Group Board with a comprehensive overview of essential audit findings and conclusions, as well as their current status. In addition, the head of Group Audit reports on current trends and results in auditing activities at the regular sessions of the Supervisory Board's Audit Committee. At the beginning of 2006, the unit was transferred from the Chief Financial Officer organization and reports to the Chief Executive Officer.

The divisions and committees described here reflect the status of the organizational structure at December 31, 2005. It is apparent that further organizational changes will take place during the integration of HVB Group into the UniCredit Group.

Risk types and risk measurement

1 Relevant risk types

At HVB Group we distinguish the following risk types:

- credit risk,
- market risk,
- liquidity risk,
- operational risk,
- business risk,
- risks arising from our own real estate portfolio,
- risks arising from our shareholdings/financial investments,
- strategic risk.

2 Risk measurement methods

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential future losses are measured on the basis of a defined confidence level.

The calculated risk values are then aggregated at the Group level as part of the risk capital calculation, applying a uniform one-year holding period and a 99.95% confidence level across all risk types.

This aggregation takes into account risk-reducing portfolio effects, which encompass both the correlations within the individual risk types between business units and Group units and the correlations across the risk types.

Liquidity risk and strategic risk are measured separately. The methods applied to the measurement of these risk types are described in the relevant sections of this Risk Report.

3 Development of risk measurement and monitoring methods

The methods used to measure and monitor risks are subject to an ongoing development and improvement process. This is the result of our own quality standards as well as a response by HVB Group to the more stringent statutory requirements and, to an even greater extent, the more stringent regulatory requirements (especially Basel II and the Minimum Requirements for Risk Management).

Overall bank management

1 Dual management principle for overall bank management

The main focus of capital market-oriented management in HVB Group is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.

2 Regulatory capital adequacy

Used core capital

The business segments and business units are required to have core capital backing equal to 7% of risk-weighted assets and 50% of the market risk positions to be covered in accordance with the capital accord published by the Basel Committee on Banking Supervision (BIS). In the Austria and CEE business segment, the foreign units in the CEE business unit comprise an exception to this rule, with the core capital backing allocated to them equal to 10% of risk-weighted assets. The average used core capital calculated in this way is used to compute the return on investment. In this context, a rate of interest is applied which, according to our empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market.


Capital market's yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into accounting
Resource optimization

Management of regulatory capital adequacy requirements

To manage our regulatory capital we apply the following three capital ratios, which are managed on the basis of internally defined minimum levels:

- core capital ratio (ratio of core capital to risk-weighted assets)
- equity capital ratio (ratio of equity capital to risk-weighted assets)
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5)

More detailed information on these ratios in 2005 is contained in the Financial Review and in the notes to the consolidated financial statements (Note 75) in the present Annual Report.

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year plan, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel Capital Accord.
- Reports on the actual ratios and significant effects on them are submitted every month to the Group Asset & Liability Committee, which decides on appropriate action if the actual ratios deviate significantly from plan.

3 Economic capital adequacy

The future risk capital requirements of the business segments and their business units – broken down by risk type – are determined under the annual planning process in close cooperation between Group Risk Control and the individual operating units. After approval by the Group Board, the risk capital values are anchored in the control and reporting instruments. A comparison between the targets and the actual values of risk capital is produced on a quarterly basis and reported to the Chief Risk Officer.

Our risk capital, aggregated on a Group basis (including minority interests), amounted to €8.2 billion at December 31, 2005, after taking into account all risk-reducing portfolio effects. This is about the same level overall as last year.

During the year under review, the €0.5 billion rise in credit risk capital, resulting primarily from the expansion of business in the Austria and CEE business segment, is offset by a similar €0.5 billion decline in the risk capital in our shareholdings/financial investments. On balance, this can be attributed exclusively to the reduction of our holding in Münchener Rückversicherungs-Gesellschaft AG. As a consequence, the share of investment risk in the overall risk capital again fell sharply, to 26.5%, in fiscal 2005.

In a quarterly analysis of our ability to support risk, we measure our risk capital against the Group-level capital cushion available to us to cover risk. In addition, this sustainability analysis is carried out with a corresponding forecasting horizon for the purposes of our planning process.

According to our internal definition, the capital cushion is made up of IFRS capital components, participatory certificate and hybrid capital, reserves, and the planned or actual results. Minority interests are included and goodwill is deducted. The capital cushion amounted to €19.8 billion at the end of 2005 (comparable prior year figure: €18.1 billion). The significant year-on-year rise results primarily from transfers to reserves together with an increase in the AfS reserve and minority interest. With an aggregate risk capital of €8.2 billion, this representsa utilization of 42% of the cushion.

Moreover, overall stress-testing was performed at Group level during the year under review, based on stress scenarios specific to the various risk types. Incorporating the results of the stress tests, it becomes clear that the capital cushion available to cover risk is more than comfortable.

Risk capital after portfolio effects

Confidence level 99.95%

Broken down by risk type	2005	2005	2004	2004
	€ millions	in %	€ millions	in %
Market risk	278	3.4	270	3.2
Credit risk	3,273	39.8	2,821	33.9
Business risk	1,098	13.3	1,019	12.3
Operational risk	1,056	12.8	1,206	14.5
Risks arising from the Bank's own real estate portfolio	347	4.2	353	4.2
Risks arising from the Bank's shareholdings/financial investments	2,181	26.5	2,648	31.9
Total	**8,233**	**100.0**	**8,317**	**100.0**
Capital cushion to cover risks	**19,795**		**18,088**[1]	
Utilization, in %	**41.6**		**46.0**[1]	

Broken down by business segment	2005	2005	2004[2]	2004[2]
	€ millions	in %	€ millions	in %
Germany	2,147	26.1	2,246	27.0
Austria and CEE	2,787	33.8	2,164	26.0
Corporates & Markets	1,380	16.8	1,320	15.9
Real Estate Restructuring	40	0.5	92	1.1
Other (including shareholdings/financial investments not allocated to the business segments)	1,879	22.8	2,495	30.0
Total	**8,233**	**100.0**	**8,317**	**100.0**

[1] marginal adjustment of the prior year figures due to retroactive adjustment of IFRS disclosures
[2] prior year figures based on the 2005 business segment structure

Risk types in detail

1 Credit risk

Risk management

Credit risk is defined as potential losses arising from a customer default or downgraded credit rating. We distinguish here between the risk categories of loan default risk, counterparty risk, issuer risk, and country risk.

- Loan default risk is defined as the potential losses arising from commercial lending operations. It is taken into account when creating provisions for losses on loans and advances.
- Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, or other futures or derivative transactions. It can be broken down into settlement and replacement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. The replacement risk is defined as the risk that the Bank must replace a transaction at less favorable market conditions following a default by the counterparty.

- Issuer risk reflects the risk from an issuer's default or downgraded credit rating. It arises in connection with the purchase of securities for own account, securities issuance and placement transactions, and credit derivatives.
- Country risk is defined as potential losses arising from transfer/conversion restrictions, bans, or other sovereign measures imposed by the borrower's country (transfer risk). Country risk arises in cross-border transactions in foreign currencies. The credit risk of central governments and central banks is also taken into account (sovereign risk). This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities.

Credit risk is managed on the basis of an integrated concept of clearly defined policies, approval authority structures and risk assessment processes.

With reference to credit risk, all HVB Group units that are involved in credit business must take organizational steps to segregate business origination functions ("front office") and credit risk management functions ("back office") at all levels by way of fully independent reporting lines. The back-office functions are pooled under the Chief Risk Officer. In addition, centrally positioned senior risk managers are involved in the decision-making process in all business segments for exposures in excess of a certain amount. They bear risk responsibility for their assigned portfolios and manage the sectors in accordance with the portfolio strategies adopted by the Strategic Group Credit Committee.

The credit equivalents (exposure values) of a given treasury transaction serve as a basis for the credit decision within the framework of the credit process, and are examined in conjunction with the exposure values from commercial lending operations. This applies both to individual credit decisions and to the management of concentration risk at Group level.

Country risk is managed on the basis of value-at-risk and volumes. For this purpose, a Groupwide strategy is established annually and compared over the course of the year with the actual situation.

Emphasis in 2005:
- Our credit risk strategy comprises both quality and quantity standards. In the course of 2005 we added new structural standards, including portfolio-based exposure limits and expected loss limits as well as concentration limits for individual customers, regions/countries and industries, to the existing quantitative limits such as risk-weighted assets and planned loan-loss provisions. These new standards were also implemented in our credit risk management activities.
- The processes which we developed and implemented in 2004 within "active credit portfolio management" proved their worth in 2005 as an integral component of our risk management.

Measurement methods

We use differentiated risk measurement instruments to assess our loan default risk:

- Rating analysis

  It is vitally important for us to reliably assess the default probabilities of our customers in the interest of credit decisions, pricing, regulatory capital coverage under Basel II (under the IRB approach), and for our internal credit risk model. For this reason we place particular emphasis on the ongoing development and fine-tuning of our internal credit analysis instruments.

  HVB Group has a wide range of rating and scoring processes tailored to the needs of the various business segments and customer groups. We continually optimize these systems, applying modern statistical processes, in order to ensure the best possible selectivity and forecasting accuracy with regard to the default probability of a loan.

  The result of a rating or scoring process is the classification in a rating class with a ten-point scale. Rating classes 1–7 are set aside for performing loans and classes 8–10 for problem loans. For some processes, finer distinctions are made by subdividing each rating class into three subclasses.

  The rating and scoring processes are subject to continual monitoring. They are validated at regular intervals and recalibrated or fundamentally revised as required.

- Internal credit risk model

  To measure credit risk, we employ an internal credit risk model to quantify and assess our loan default and counterparty risks on a Groupwide basis. The advantage of this internally devised model is that its methodology and parameters perfectly match our portfolio and that it can be updated at any time to take account of new knowledge. Country risk is also assessed using a portfolio model.

- Expected loss

  For purposes of credit risk measurement, we distinguish between the expected loss and the unexpected loss (expressed as credit value-at-risk). The expected loss reflects the default losses expected from the current loan portfolio over the next twelve months, taking into account the assigned ratings and the collateral on hand.

To calculate the expected loss, the exposure at default is calculated as stipulated by Basel II. For loan default risk and country risk, this amount is equal to the line utilization at the reporting date plus portions of the unused, externally committed credit lines. The calculation takes into account differences in the risk inherent in various credit types.

A credit equivalent is computed as a calculation basis for OTC derivatives (counterparty risk): the so-called expected exposure. The credit equivalent is equal to the current fair value of a transaction increased by the amount of the so-called add-on, a premium for potential future market movements. The counterparty exposure calculated in this way takes into account both risk-reducing netting agreements and dynamic collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the fair value of current transactions.

The parameters assumed for measuring the exposure at default and the loss given default are based on long-term statistical averages derived from internal defaults and losses, and from external reference parameters.

- Credit value-at-risk
The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year. This potential loss is backed by risk capital as a safety cushion, taking portfolio effects into account.

- Scenario analysis
The credit value-at-risk is calculated under the assumption of normal conditions. Scenario analysis helps us to simulate the effects of future macroeconomic trends or exogenous shocks and quantify their impact on the potential losses in the credit portfolio of HVB Group. The analysis includes multi-year forecasts of interest rate trends, economic growth, and unemployment, but also such events as extreme changes in the price of oil or political crises. The results of these scenario evaluations are used to manage and limit loan default and country risk.

- Risk-based and market-oriented pricing
To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with an orientation toward the risk-reward ratio. The credit margin takes into account the internal rating, collateral coverage, loss ratios, internal costs, maturity, existing country risks, and the contribution of the loan to the diversification of the HVB portfolio. This methodology ensures coverage of the processing and risk costs (for expected and unexpected losses) while reducing to a minimum any future price changes resulting from Basel II. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices.

- Implementation of Basel II
A core element of the new Basel Capital Accord in the area of loan default risk is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes and the collateral structure of the transactions. This applies in particular to the most sophisticated approach, the so-called IRB Advanced Approach, which we intend to implement. The related implications from Basel II are moving the regulatory viewpoint toward the economic viewpoint of risk-adjusted management, which is already established as an approach within our Bank through our internal instruments.

In the context of Pillar 1, we continually improved the methods for risk assessment by using scoring and rating processes, particularly in the Germany segment, adjusting and streamlining the internal processes accordingly. In the area of validation and calibration, we defined and implemented Basel II-compliant standard processes in 2005. Another aspect involved the implementation of the so-called loss database for defining risk parameters. In the year under review we also finalized to a large extent the so-called Basel II calculation engine. In addition, the corresponding database was developed, particularly for treasury products.

With regard to the requirements of Pillar 2 and Pillar 3 under to the Basel II regulations and the EU Directive, the divisions concerned carried out a comprehensive in-house audit. Essential aspects of Pillar 2 have already been implemented in our Bank. These include the treatment of concentration risk, stress-testing, and the calculation of the ability to bear risk.

A further consideration is our Bank's involvement in the QIS 4.0 quantitative impact study. For this purpose we were able to use the operational risk systems and the Basel II calculation engine.

- Measuring country risk

  At HVB Group, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss ratios on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB Group's independent Economic Research division. Along with the probability of default and the loss ratio, the measurement of country risk takes the structure of transactions into account.

  A portfolio model building on this information is used to calculate the value-at-risk stemming from country risks for HVB Group every month. Due to the small number of countries, country portfolios tend by their nature to be rather undiversified. For this reason an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks (exceeding the Basel II standards) is an integral part of our portfolio management. The use of an internal portfolio model thus enables us even today to achieve important management effects anticipated through the Basel II requirements.

Risk monitoring

Risk monitoring takes place at two different levels:

- at the level of individual exposures,
- at the portfolio level.

Individual exposures are monitored in both lending and trading operations with the aid of classical monitoring systems such as rating analysis and early warning systems. Individual exposure limits serve to limit the risks assumed by the Group.

At the corporate level, loan default risk concentrations with subsidiaries are limited by credit ratings together with a uniform methodology for all subsidiaries. For this purpose we use a Groupwide database encompassing all exposures to a given borrower within HVB Group worldwide. This ensures that information is regularly provided on concentrations of loan default risk and related limits.

We employ limit systems as a key element of our management and control of counterparty and issuer risk to prevent the unintended and uncontrolled increase of our risk positions. These systems are available online at all key HVB Group facilities engaged in trading activities, except for the Bank Austria Creditanstalt Group, where limits are monitored using separate systems. Each new trade is immediately entered and applied to the corresponding limit. For counterparty risk, this applies to both replacement risk and settlement risk. For the latter, the risk for the future value date is limited and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer.

Country risk is managed on the basis of the measurement methods described above with the aid of regional value-at-risk limits. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits than transactions with low levels. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country, broken down by product risk group.

All credit risks are also monitored at portfolio level. Particular attention is paid to country, industry or regional concentrations and their impact on the Bank's ability to support risk.

Another instrument for risk monitoring, particularly at portfolio level, is internal reporting. In accordance with the Minimum Requirements for Risk Management (MaRisk), the Management Board and the Risk Committee of the Supervisory Board must receive a report on the credit portfolio on a quarterly basis. In addition, risk reports are produced with a special focus on specific divisions, products or industries.

Emphasis in 2005:

- The scoring and rating processes for private and business customers were refined and improved in 2005.
- The reporting system was further developed in 2005, and additional special-focus reports were added. A Pfandbrief limit system complying with the Pfandbrief Act was developed and implemented, and reporting on limit utilization was established.

Reporting on concentration risk was further optimized in 2005 as a basis for defining and successfully implementing risk reduction measures if required.

Quantification and specification

When the Real Estate Restructuring segment was set up in 2004, the loan default risk data of the business segments for 2004 were adjusted to facilitate comparison with the 2005 figures.

An increase of €7.2 billion (1.8%) was recorded in loan default and counterparty risk in the year under review. The main drivers of this rise were consolidation effects (e.g. Closed Joint Stock Company International Moscow Bank) and the expansion in transaction volumes.

Breakdown of loan default exposure and counterparty exposure by industry sector

Industry sector	2005	2004
	€ billions	€ billions
Banks and insurers	86.2	89.0
Retail customers	81.5	84.4
Construction	59.7	59.6
Food, consumer goods, services	50.2	46.8
Public sector	29.5	32.9
Utilities	15.0	13.8
Chemicals, health, pharmaceuticals	13.9	13.4
Transportation	13.4	10.8
Other	12.3	8.7
Mechanical engineering, steel	10.7	9.5
Electrical, IT, communications	8.1	7.6
Automotive	8.0	7.6
Media, printing, paper	6.7	6.4
Mineral oil	6.4	3.9
Total	**401.6**	**394.4**

Breakdown of loan default exposure and counterparty exposure by region

Region	2005	2004
	€ billions	€ billions
Germany	185.7	199.2
Austria	79.4	76.1
Central and Eastern Europe	39.5	28.6
Rest of Europe	53.6	57.1
North America	17.6	16.2
Asia	3.9	3.7
Japan	2.7	2.4
Other	19.2	11.1
Total	**401.6**	**394.4**

The structure of the loan portfolio in terms of industries is essentially unchanged. The trend in the regional distribution reflects the business strategy, with a slight decline in the exposure of the German region and greater exposure in Central and Eastern Europe.

The exposure in the Germany business segment declined by €4.3 billion (2.8%), while the Bank succeeded in increasing the volumes in the Austria and CEE and Corporates & Markets business segments. At the same time, the exposures placed in the new Real Estate Restructuring segment were reduced by a substantial €4.1 billion (26.6%) to €11.3 billion by means of organic growth. Moreover, agreement was reached on the sale of approximately €1.8 billion in sub-performing and non-performing loans from the Real Estate Restructuring portfolio in the fourth quarter of 2005, taking the total down to €9.5 billion, and a further €2.1 billion in the first quarter of 2006.

The quality of the core portfolio remained stable. The core portfolio is defined as the HVB Group portfolio excluding the RER-induced portfolios. The non-rated portfolios were reduced slightly. The exposures in risk classes 1–4 rose by €11.3 billion, with the percentage share of these loans in the total portfolio also rising slightly. The percentage shares of loans in risk classes 5–8 and 9–10 remained largely stable. We improved the quality of the portfolio, particularly in the Austria and CEE and Corporates & Markets business segments, as evidenced by the decrease in the proportion of loans in risk classes 9 and 10. In the Germany business segment, however, the proportion of loans in risk classes 9 and 10 increased. Among other things, this can be attributed to the fact that the allocation of a large portion of these loans from the Germany business segment to the new Real Estate Restructuring segment is included in the rate for 2004.

The distributions of expected loss and value-at-risk show a change in the risk inherent in the various business segments.

Our total loan-loss provisions, including allowances for losses on guarantees and indemnities, decreased by €0.9 billion to €13.0 billion in 2005, taking into account write-offs taken on the lending portfolio of €2.6 billion. Thus the risk cover for loans in risk classes 9 and 10 at HVB Group totals 56.3%.

More detailed information on loan-loss provisions is contained in the notes to the consolidated financial statements (Note 47) in the present Annual Report.

In addition, we created provisions for losses on loans and advances totaling €1.5 billion for loan default risks in 2005. The provision rate increased from 0.25% to 0.61% in the Germany business segment, due in part to the special effect arising from the formation of the Real Estate Restructuring segment. The provision rate in the Austria and CEE business segment rose slightly, from 0.35% to 0.40%. Loan-loss provisions were again set up for the Corporates & Markets business segment during the year under review, following the net reversal in 2004.

Breakdown of loan default exposure and counterparty exposure by business segment[1]


€ billions
160
120
80
40
155.6
151.3
126.4
112.1
105.0
101.7
9.5
15.4
9.4
9.6
2005
2004
Germany
Austria and CEE
Corporates & Markets
RER
Other

[1] prior year figures based on the 2005 business segment structure

Loan default exposure and counterparty exposure by rating class – core portfolio[1]

Rating	2005	2005	2004	2004
	€ billions	in %	€ billions	in %
Free of credit risk	13.5	3.5	16.7	4.4
Not rated	18.8	4.8	20.7	5.4
Rating 1–4	220.5	56.5	209.2	55.2
Rating 5–8	124.6	31.9	119.6	31.6
Rating 9–10	12.9	3.3	12.8	3.4
Total	**390.3**	**100.0**	**379.0**	**100.0**

Breakdown of expected loss, and of loan default risk and counterparty risk (value-at-risk) by business segment – core portfolio[1]

Business segment	Expected loss		Value-at-risk	
	2005	2004	2005	2004
	in %	in %	in %	in %
Germany	48	53	39	45
Austria and CEE	34	30	37	33
Corporates & Markets	17	15	23	19
Other	1	2	1	3
Total	**100**	**100**	**100**	**100**

[1] HVB Group excluding RER-induced portfolios; prior year figures based on 2005 business segment structure

HVB Group uses financial derivatives primarily to manage market price risk (in particular risk arising from interest rate fluctuations and currency fluctuations) arising from trading activities. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2005, the total nominal amount of worldwide derivative transactions of HVB Group amounted to approximately €2,615 billion. Of this total, €1,952.5 billion (74.6%) relates to interest rate derivatives, €323.3 billion (12.4%) to foreign exchange derivatives, €197.6 billion (7.6%) to equity/index derivatives, €139.7 billion (5.3%) to credit derivatives, and €2.3 billion (0.1%) to other derivatives (precious metal derivatives, commodity derivatives, and weather derivatives).

However, the nominal amounts do not reflect the potential risk inherent in derivative transactions, whereas the positive fair values are relevant for purposes of default risk as replacement values for the OTC derivatives. They represent the potential costs that HVB Group would incur to replace all of the original contracts with equivalent transactions in case of simultaneous default by all counterparties.

Without taking risk-reducing effects into account, the maximum counterparty risk (worst case scenario) at year-end 2005 totaled €47.5 billion (December 31, 2004: €48.1 billion).

In accordance with Principle I of the banking supervisory regulations, and taking into account the risk-reducing effects of existing, legally enforceable bilateral netting agreements and the provision of collateral provided by borrowers, credit equivalents (counterparty risk including add-on) totaled €19.5 billion (December 31, 2004: €18.2 billion), and the remaining risk after risk weighting amounted to €5.4 billion (December 31, 2004: €4.7 billion).

The tables below provide detailed information on the nominal values and fair values of the overall OTC derivative transactions and credit derivative transactions of HVB Group.

Share of rating classes 9 and 10 in loan default exposure and counterparty exposure by business segment[1]


2005 and 2004 – in %
5.0
3.75
2.5
1.25
3.7
3.1
3.8
4.4
2.0
2.8
2005
2004
Germany
Austria and CEE
Corporates & Markets

Provisioning rate[1, 2] by business segment


in %
0.6
0.4
0.2
0
-0.2
0.61
0.40
0.35
0.25
0.06
-0.07
2005
2004
Germany
Austria and CEE
Corporates & Markets

[1] prior year figures based on the 2005 business segment structure
[2] provisions for losses on loans and advances (net additions as a proportion of loan default and counterparty exposure); prior year figures based on 2005 business segment structure

Derivatives transactions

€ millions	Nominal amount					Fair value			
	Residual maturity			Total	Total	Positive		Negative	
	up to 1 year	1–5 years	more than 5 years	2005	2004	2005	2004	2005	2004
Interest rate derivatives	**848,544**	**674,130**	**429,860**	**1,952,534**	**2,055,621**	**37,310**	**36,698**	**37,668**	**37,399**
OTC products									
Forward rate agreements	90,926	8,282	—	99,208	142,170	48	70	56	72
Interest rate swaps	565,231	587,025	389,313	1,541,569	1,588,417	34,239	34,600	34,429	35,083
Interest rate options									
– purchased	28,567	32,866	19,325	80,758	73,904	3,021	2,017	—	—
– written	28,421	31,508	20,790	80,719	74,655	—	—	3,177	2,242
Other interest rate derivatives	9,231	753	411	10,395	1,401	2	11	6	2
Exchange-traded products									
Interest rate futures	53,142	13,060	21	66,223	61,909	—	—	—	—
Interest rate options	73,026	636	—	73,662	113,165	—	—	—	—
Foreign exchange derivatives	**238,266**	**59,720**	**25,312**	**323,298**	**296,109**	**4,542**	**7,835**	**4,949**	**9,851**
OTC products									
Foreign exchange forwards	175,164	11,636	23	186,823	190,871	2,631	5,656	2,988	6,444
Cross-currency swaps	13,857	43,078	24,981	81,916	53,985	1,237	1,624	1,473	2,831
Foreign exchange options									
– purchased	26,500	2,552	150	29,202	25,051	674	555	—	—
– written	22,745	2,454	158	25,357	26,202	—	—	488	576
Other foreign exchange derivatives	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index derivatives	**84,705**	**105,286**	**7,614**	**197,605**	**139,341**	**4,699**	**3,263**	**5,434**	**3,113**
OTC products									
Equity/index swaps	—	—	—	—	—	—	—	—	—
Equity/index options									
– purchased	27,474	31,416	1,411	60,301	39,960	4,669	3,235	—	—
– written	29,392	49,885	3,732	83,009	60,722	—	—	5,359	3,092
Other equity/index derivatives	366	486	356	1,208	4,321	30	28	75	21
Exchange-traded products									
Equity/index futures	10,118	—	—	10,118	4,494	—	—	—	—
Equity/index options	17,355	23,499	2,115	42,969	29,844	—	—	—	—
Credit derivatives[1]	**25,395**	**84,094**	**30,199**	**139,688**	**53,353**	**903**	**411**	**1,743**	**1,206**
Other transactions	**600**	**1,366**	**324**	**2,290**	**355**	**117**	**15**	**122**	**13**
Total	**1,197,510**	**924,596**	**493,309**	**2,615,415**	**2,544,779**	**47,571**	**48,222**	**49,916**	**51,582**

[1] for details of credit derivatives, please see the tables "Credit derivatives" and "Credit derivatives by reference asset" below

Derivatives transactions by counterparty type

€ millions	Fair value			
	Positive		Negative	
	2005	2004	2005	2004
OECD central governments (and central banks)	337	199	286	174
OECD banks	41,072	42,062	42,805	44,965
OECD financial institutions	3,598	3,365	5,496	4,284
Non- OECD central governments (and central banks)	76	1	—	8
Non-OECD banks	31	138	89	131
Non-OECD financial institutions	51	60	59	7
Other companies and private individuals	2,406	2,397	1,181	2,013
Total	**47,571**	**48,222**	**49,916**	**51,582**

Credit derivatives

€ millions	*Nominal amount*					Fair value			
	Residual maturity			Total	Total	Positive		Negative	
	up to 1 year	1–5 years	more than years	2005	2004	2005	2004	2005	2004
Banking book	**474**	**3,134**	**11,395**	**15,003**	**13,484**	**235**	**9**	**804**	**427**
Protection buyer									
Credit default swaps	372	1,207	8,560	10,139	9,883	163	8	10	13
Total return swaps	—	—	2,000	2,000	2,000	—	—	343	240
Credit-linked notes	44	126	91	261	174	—	—	254	172
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	58	1,787	705	2,550	1,427	19	1	197	2
Total return swaps	—	—	—	—	—	—	—	—	—
Credit-linked notes	—	14	39	53	—	53	—	—	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**24,921**	**80,960**	**18,804**	**124,685**	**39,869**	**668**	**402**	**939**	**779**
Protection buyer									
Credit default swaps	3,843	39,956	10,413	54,212	17,112	248	6	236	175
Total return swaps	8,944	876	401	10,221	4,633	4	116	173	5
Credit-linked notes	—	153	—	153	477	—	—	153	478
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	3,539	39,154	7,790	50,483	13,263	221	180	374	6
Total return swaps	8,593	787	198	9,578	4,289	171	2	3	115
Credit-linked notes	2	34	2	38	95	24	98	—	—
Other	—	—	—	—	—	—	—	—	—
Total	**25,395**	**84,094**	**30,199**	**139,688**	**53,353**	**903**	**411**	**1,743**	**1,206**

Credit derivatives by reference asset

€ millions	Nominal amount					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2005	Total 2004
Public-sector bonds	4,940	123	46	—	5,109	1,626
Corporate bonds	51,696	20,576	453	—	72,725	40,505
Equities	—	—	—	—	—	—
Other assets	60,749	1,100	5	—	61,854	11,222
Total	**117,385**	**21,799**	**504**	—	**139,688**	**53,353**

Issuer risk by rating class[1]

Rating	2005 € billions	2004 € billions
Free of credit risk	19.2	15.3
Not rated	4.7	3.8
Rating 1–4	55.6	43.3
Rating 5–8	1.8	0.9
Rating 9–10	< 0.1	< 0.1
Total	**81.4**	**63.3**

[1] usage

Country risk year-on-year

In the year under review, the exposures entailing country risk increased by €12 billion to €100.7 billion. Approximately €1.8 billion of this increase can be attributed to an increase in business in risk-free, highly developed countries (rating class 1) in western Europe and North America. Thus around 59% of the total exposures relate to these countries.

Some €10.2 billion of the increase is attributable to higher risk rating classes (worse than rating class 1), whereby more than half of the total (approx. €5.2 billion) is accounted for by the relatively low-risk Cayman Islands (rating class 2) assigned to the Central and South America region.

The conservative structure of the country risk portfolio was virtually unchanged compared with the prior year. Some 95.2% of the exposures entailing country risk are from countries in rating classes 1–4 (investment grade). Of the remaining 4.8%, totaling €4.8 billion, around €4 billion relate to countries in rating class 5.

In view of EU enlargement, HVB has continued to systematically implement its strategy of concentrating on core markets in Central and Eastern Europe. The Bank increased its exposure in Eastern Europe by €4.6 billion in view of the economic recovery in these countries.

Country exposure[1] and country value-at-risk by rating class

Rating	Exposure 2005 € millions	Exposure 2004 € millions	Value-at-risk 2005 € millions	Value-at-risk 2004 € millions
Rating 1–4	95,850	85,398	115	67
Rating 5–8	4,771	3,170	76	39
Rating 9	51	70	8	9
Total	**100,672**	**88,638**	**199**	**115**

[1] net of collateral; excluding transactions with loan-loss provisions

Country exposure[1] by region and product category

Region	Lending		Trading		Issuer risk		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
Africa	755	502	203	48	8	33	966	583
Asia/Pacific	4,989	3,952	6,395	9,180	691	822	12,075	13,954
South and Central America	3,070	3,136	8,010	2,527	1,306	1,514	12,386	7,177
North America	5,054	5,076	6,934	5,555	2,891	2,580	14,879	13,211
Western Europe	14,551	11,731	26,148	26,517	1,709	2,087	42,408	40,335
Eastern Europe	11,885	8,284	5,372	3,840	701	1,254	17,958	13,378
Total	**40,304**	**32,681**	**53,062**	**47,667**	**7,306**	**8,290**	**100,672**	**88,638**

Top ten countries by exposure[1] across all rating classes

Country	Exposure	Exposure	Value-at-risk	Value-at-risk
	2005	2004	2005	2004
	€ millions	€ millions	€ millions	€ millions
UK	32,449	31,094	0.0	0.0
USA	12,078	10,290	0.0	0.0
Cayman Islands, off-shore	7,138	1,459	20.2	1.4
Switzerland	5,757	5,341	0.0	0.0
Cayman Islands, on-shore	3,700	4,202	4.1	5.0
Japan	3,055	5,545	0.0	0.0
Poland	2,473	2,149	7.7	5.4
Canada	2,337	1,891	0.0	0.0
Russia	1,989	1,060	9.8	3.0
Turkey	1,912	1,149	16.9	9.0
Total	**72,888**	**64,180**	**58.7**	**23.8**

[1] net of collateral; excluding transactions with loan-loss provisions

2 Market risk

Risk management

Market risk is defined as the potential loss arising from an adverse change in the financial market prices of our positions in the trading or banking book. Market risk comprises the risk categories interest rate, foreign exchange, equity, and credit-spread risk.

Our market risks are managed in the Corporates & Markets segment and in the various treasury units or asset/liability units of our subsidiaries.

Measurement methods

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk on the basis of a confidence level of 99% and a holding period of one day. On account of the joint management of the trading and banking books, the value-at-risk has also been shown as an aggregate value since March 2005. The risks inherent in the trading books continue to be shown separately for regulatory purposes. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

To calculate the value-at-risk at HVB AG, we employ an internal model in full use that was given full regulatory approval at the end of the year. The model is based on a Monte Carlo simulation approach. We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk (VaR) calculations with the market value changes (hypothetical P/L) derived from the positions. At the level of HVB AG, back-testing was gradually expanded in the course of 2005 as additional risk categories were added. For the first time this model is now used to calculate foreign exchange risk (since April 2005) and equity risk (since August 2005). The results of this back-testing confirm the high quality of our internal risk model.

In addition, other appropriate methods are applied within the corporate group, such as a variance-covariance approach. In Bank Austria Creditanstalt Group we introduced an internal model for the calculation of value at risk in 2005. This is a simulation model (Monte Carlo and historical simulation) taking into account the correlation between risk categories as well as credit spreads.

In addition to calculating the value-at-risk, we continually conduct stress tests across the entire corporate group to determine the potential losses in our market risk positions resulting from extreme market movements and worst-case scenarios. The scenarios we examine range from major changes in interest, foreign exchange, and equity markets through to disruptions in the underlying volatilities. Further scenarios are also considered for HVB AG, including the widening of credit spreads and the distortion of correlations.

Risk monitoring

The risk positions in the trading and banking books are monitored using a uniform, hierarchical limit system that restricts the loss potential from market risk. The risk limits are approved annually by the Group Board and are not permitted to be exceeded.

Whenever limits in subportfolios are exceeded, an escalation process is triggered immediately and the reduction of the positions in question is monitored closely. In 2005 there were no major instances in which limits were exceeded. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation on an intraday basis.

Management is informed daily of the exposure to market risk, limit utilization, and the profits and losses within the corporate group. Information is provided on a monthly basis on the results of the risk analyses, including the results of the back-testing and stress tests.

Quantification and specification

The table overleaf shows the aggregate market risks of our trading positions in HVB Group for last year. The reduction in the market risks results from the integration of foreign exchange and equity risks of HVB AG into the internal model.

However, the risk capital for market risks is unchanged year-on-year, at €0.28 billion, as the improvements to the internal model that have now also been approved for regulatory purposes have been incorporated in the internal calculation of the risk capital.

At year-end, the banking book contained market risks of €36 million (2004: €38 million; one-day holding period). The risk reduction from the value-at-risk calculation for HVB AG now based fully on a Monte Carlo approach was partially offset through the initial consolidation of Closed Joint Stock Company International Moscow Bank in the Group risk.

Back-testing of internal model: Trading activities HVB AG 2005



€ millions
20
10
0
–10
VaR
–VaR
Hypothetical P/L
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Market risk from trading positions

Value-at-risk, 99% confidence level, one-day holding period

€ millions	Average 2005[1]	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
Interest rate positions (incl. credit-spread risks)	20	23	21	22	15	13
Foreign exchange positions	15	9	7	13	29	25
Equity/index positions	42	14	15	73	66	74
Diversification effect[2]	(12)	(17)	(12)	(20)	—	—
Total	**65**	**29**	**31**	**88**	**110**	**112**

[1] arithmetic mean
[2] because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

3 Liquidity risk

Risk management

We distinguish three categories of liquidity risk:

- Short-term liquidity risk (narrowly defined liquidity risk) represents the risk that the Bank will not be able to meet its payment obligations in full or in time.
- Funding risk represents the risk that additional refinancing funds will be available only at higher market interest rates.
- Market liquidity risk represents the risk that the Bank will be able to liquidate assets on the market only at a discount.

The rules and principles of liquidity management are specified in a Group Liquidity Policy adopted by the Group Board, and are implemented by the operational business units. Implementation – for short-term liquidity risk and funding risk – is coordinated and tracked by Group Asset Liability Management.

Market liquidity risk is managed by the people responsible for the various trading portfolios as they perform their defined market-related tasks. As a result, it is included in the measurement of market risk, so that reference should be made to the measurement and monitoring instruments listed for market risks.

Measurement methods

To measure short-term liquidity risk, daily cash flow reports are produced and offset against the available liquidity reserves, which consist primarily of the available highly liquid securities. On the basis of these two components, cumulative limits are determined for the most important Group units, ranging from the next banking day up to one month.

Furthermore, stress scenarios based on the liquidity profiles of the Group units are simulated. If necessary, the limits are adjusted accordingly. In addition to this internal measurement methodology, we are subject to the regulatory standards defined in the Liquidity Principle II.

To measure funding risk, long-term funding needs are determined through a coordinated process, taking the expected business development into consideration. This funding plan is updated regularly. The annual funding targets derived from this process ensure a balanced maturity structure of assets and liabilities within defined maturity buckets.

Risk monitoring

The Groupwide monitoring of our liquidity situation has been delegated to our Group Asset Liability Management unit. It essentially comprises the analysis, classification, and management of cash flow gaps across all maturities. This enables us to identify liquidity risks early and limit mismatches through limits and funding targets. Compliance with the allocated limits is monitored on a daily basis. We keep appropriate liquidity reserves on hand for defined stress situations. The target volumes and instruments derived from the funding targets are implemented in consultation with Group Treasury Management while optimizing costs.

The local treasury units are responsible for observing developments in the various local markets. These units are in regular contact with Group Asset Liability Management.

The Group Asset Liability Committee and the Group Board are kept regularly informed about the current liquidity and funding situation. A contingency plan is in place to deal with potential liquidity bottlenecks. It describes the distribution of responsibilities, internal reporting requirements, decision-making powers, and potential countermeasures.

Quantification and specification

Conditions on the money markets and capital markets remained favorable during the year under review. Risk premiums on capital markets for refinancing costs again declined slightly compared with 2004. The availability of liquidity on the money market can be termed satisfactory, especially in short maturities.

Within the framework of our short-term liquidity limit system, which operates under conservative assumptions, we showed an overall positive balance for the corporate group of €16.9 billion for the next banking day at the end of December 2005. The portfolio of highly liquid securities eligible as collateral for central bank transactions and available at short notice to compensate for unexpected outflows of liquidity amounted to €13.6 billion at year-end.

The requirements of the regulatory Liquidity Principle II were met at all times by the relevant Group units during the year under review. In 2005 the funds available to HVB AG exceeded its payment obligations for the following month by an average of €18.9 billion.

The funding risk of HVB Group is quite low due to our broad funding base with regard to products, markets and investor groups. This enables us to obtain adequate funding for our lending operations even during difficult market phases. HVB Group refinanced a volume of €18.5 billion on the capital market during 2005. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain one of the most important funding instruments.

Liability diversification of HVB Group[1]

in %


Covered bonds 12
Trading liabilities 12
Repos & central banks 9
Other funding[2] 5
Equity 3
Other non-bank deposits 14
Retail deposits 15
Unsecured funding[2] 27
Others 3

[1] total assets of €494 billion; covered bonds and unsecured funding as per tables below

[2] including deposits from non-consolidated subsidiaries and special funding (e.g. KfW)

Breakdown of covered bonds

	€ billions
Mortgage Pfandbriefs	22.5
Jumbo Pfandbriefs	24.7
Public Pfandbriefs	7.6
Public Jumbos	2.7
Total	**57.5**

Breakdown of unsecured funding

	€ billions
Promissory notes	23.4
Bank deposits	45.7
Certificates of deposit and commercial papers	7.2
Other liabilities evidenced by paper (capital market)	41.3
Subordinated liabilities (capital market)	17.6
Total	**135.2**

4 Operational risk

Risk management

We define operational risk as the risk of losses resulting from inadequate or failed internal processes, human errors, technological breakdowns, or external events. Under Basel II, this definition also includes legal risks.

The identification, analysis and management of operational risk are the responsibility of the individual business segments or that of our central and service divisions. The activities are guided by a tool-based operational risk management process defined internally within the Bank,which has been implemented Groupwide since 2004. These will also take into account the requirements of Basel II, in particular the Basel Committee's "Sound Practices for the Management and Supervision of Operational Risk."

The operational risk managers in the various units are responsible for the operational implementation of the process, which involves in particular the collection, analysis, evaluation and quality assurance of risk data and the planning of appropriate measures.

Our Group Legal Department is responsible for managing legal risk. Within the framework of its corporate center function, it monitors compliance by HVB Group companies with the applicable statutory regulations and the recognized principles of case law. For Group companies with their own legal departments, it performs this function in close cooperation with these departments.

Measurement methods

We employ the loss distribution approach to quantify operational risk at HVB AG. Our quantification model for this purpose uses internal and external loss data to determine the loss distributions. We compensate for the shortage of data in some areas through scenario analysis. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as insurance. By taking into account factors related to internal control and the business environment, we adapt the risk distributions and/or the measurements to the current risk profile.

The monitoring and process quality of the individual units, which is identified as part of an annual control self-assessment, is also incorporated in the calculation as a current quality score. The risk values for the subsidiaries are derived from the operational risk measured in this way for HVB AG and supplemented by the values obtained on the basis of similar methods from the Bank Austria Creditanstalt Group.

When determining capital adequacy in HVB Group for regulatory purposes within the Basel II framework, we will implement the partial use of the Advanced Measurement Approach with all related requirements for HVB AG, Bank Austria Creditanstalt AG, and selected Group companies. The final decision on the extent of partial use and the launch date will be made jointly with the UniCredit Group.

Risk monitoring
As part of regular reporting, the Chief Risk Officer, the Group Board, and the Risk Committee of the Supervisory Board are kept informed by Group Risk Control on the development of the primary operational risks identified and the volume of loss events. This provides the basis for any measures deemed necessary.

An indicator-based early warning system was implemented for monitoring important risks during 2005.

Quantification and specification
The risk capital for operational risks of HVB Group amounted to €1.1 billion at the end of 2005.

The following measures were the most important steps taken during the year to minimize operational risk and avoid possible losses for HVB Group:

Business segments:
- In the Corporates & Markets segment, measures included the restructuring of the entire settlement interface in the area of securities processes and a significant increase in the degree of automation. In addition, the new product process for trading activities was standardized worldwide. Process optimizations in the active management of the credit portfolio led to a significant reduction in potential operational risk in that area. Other risk-reducing measures were carried out in the area of settlement and liquidity management in the foreign exchange business, among other areas.
- In the Germany segment, self-assessments were carried out, including a survey of measures for risk reduction in relevant product groups (including securities transactions, payments).
- Within the Bank Austria Creditanstalt Group, a newly structured security organization for data security and personal security with a Security Management Board and a Group Security Office was established.

Handling crisis situations:
- The crisis and emergency management organization of HVB Group demonstrated its ability to perform through its appropriate and effective responses to real situations and drills.
- In addition, a new emergency and crisis manual was developed and updated as a standardized basis for business continuity management.
- The emergency management process in the Germany business segment was further optimized in 2005. Based on the two-location concept for central servers, client/server applications were crisis-enabled. Breakdown management was implemented for the entire business segment, and the risk management was certified by TÜV Management Service GmbH with regard to operational risk and business continuity management.

IT risks:
- Despite the increasing frequency of computer viruses, no incidents were reported in HVB Group. Consequently, the selected strategy of working with two independent providers of virus scanners and performing multilevel scans continues to prove its worth.
- The Computer Emergency Response Team also made major contributions to IT security with its prompt analysis of reports on weak points and the security patches provided particularly in the Microsoft environment.

Legal risks:
Real estate finance/financing of purchases of shares in real estate funds
- HVB AG will not suffer negative legal consequences if customers cancel their property loan agreements under the Doorstep Transactions Act. According to the law and the opinion on this subject expressed in the ruling by the German Supreme Court, the customer must repay the loan to the Bank, including interest at customary market rates, even after cancellation of the loan agreement. The ruling of October 25, 2005 by the European Court of Justice does not change this state of affairs. According to the ruling, the applicable laws in Germany regarding the obligation to repay the loans with interest immediately after canceling the loan agreement are not in violation of European law. The European Court of Justice also called for the investment risk to be assumed by the Bank in certain cases because of a failure to explain the right to cancel the contract. In our view, however, this demand cannot be enforced retroactively through a court decision because of the lack of statutory regulations in Germany, so that there is no reason for concern about negative effects from cases in the past. The Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank could rely on the validity of the proxy.

- From the standpoint of HVB AG, the decisions of the Second Civil Court of Appeal of the German Federal Supreme Court pertaining to the financing of purchases of shares in real estate funds by the borrower also result in no change in the assessment of the legal situation when third parties arrange loans for real estate purchases. In other decisions on loans taken out to purchase shares in real estate funds and not secured by real property liens, the Second Civil Court of Appeal of the German Federal Supreme Court ruled that the bank has no claim against the borrower to repayment of the loan if it utilized the sales organization of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares, or when the borrower has the right to cancel the transaction. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, we assume that these circumstances will apply, if at all, only in exceptional cases. In the financing of shares in real estate funds, the ineffectiveness of an issued proxy does not affect the loan agreement either, if the Bank had confidence in the legitimacy of the proxy.

Court proceedings of HVB AG shareholders

- In a ruling in November 2002, the German Supreme Court nullified the resolutions of HVB AG's Annual General Meeting concerning the appointment of the auditor of the 1999 financial statements on grounds of bias. Lawsuits filed for this reason by shareholders challenging the validity of the Bank's financial statements for 1999 – 2002 have failed at all levels of appeal.
- A suit was filed challenging the election of shareholder representatives to the Supervisory Board at the Annual General Meeting of our Bank on May 14, 2003, stating that the "block voting" procedure used at that time was inadmissible. Munich Regional Court I sustained the legal challenge in a ruling dated April 15, 2004. After the shareholder representatives were appointed by the Munich Local Court and re-elected as individual candidates for the remainder of their term of office at the Annual General Meeting on April 29, 2004, the Bank withdrew its appeal against the ruling of April 15, 2004. Consequently, the court ruling stating that the election of the shareholder representatives to the Supervisory Board of HVB AG of May 14, 2003 was null and void is now final. Because the Supervisory Board repeated and confirmed the resolutions passed since May 14, 2003 at its meeting on February 25, 2004, this has no impact on the resolutions passed by the Supervisory Board in the period subsequent to May 14, 2003.
- Shareholders have filed suit against the approval of actions of the Supervisory Board for the 2003 fiscal year, the re-election of the shareholder representatives to the Supervisory Board, and the election of the auditor for the 2004 fiscal year at the Annual General Meeting of our Bank on April 29, 2004. This suit was also rejected on second appeal by the Munich Higher Regional Court in a ruling dated January 18, 2006.
- In addition, a shareholder has filed a separate suit claiming that the annual financial statements for 2004 are null and void, claiming that the nomination and election of the auditor of the financial statements at the Annual General Meeting of Shareholders in 2004 was null and void. Because of the decision of January 18, 2006 of Munich Higher Regional Court mentioned above, we do not expect this suit to succeed.
- And finally, some of the parties who filed the legal challenge have filed a motion requesting the removal from the Commercial Register of the capital increase carried out in spring 2004, stating that the appointment of Supervisory Board members in the Commercial Register in 2004 and the annual financial statements are null and void. In view of the result of the proceedings described above, we expect Munich Registration Court to reject the motion.
- In addition, shareholders have filed a legal challenge against resolutions adopted by the Annual General Meeting of our Bank on May 12, 2005. In a ruling dated December 22, 2005, Munich Regional Court sustained the suit to the extent that it related to the approval of actions of Supervisory Board members for the 2004 fiscal year because the report of the Supervisory Board did not mention the withdrawal of the appeal against the ruling of Munich Regional Court I of April 15, 2004 and the fact, resulting from that ruling, that the election in 2003 was null and void; in this respect, the ruling is final. The failure to ratify the actions of the Supervisory Board members at the Annual General Meeting of May 12, 2005 has no material effect for the Bank. In a ruling dated December 22, 2005, Regional Court I dismissed the suit contesting the election of the Supervisory Board members and the auditor of the financial statements; the plaintiffs have appealed against the ruling.

Squeeze-out of Vereins- und Westbank AG shareholders

- The extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 2004 approved the transfer of shares of minority shareholders of Vereins- und Westbank AG to HVB AG in exchange for a cash payment of €25.00 per share. Although we are convinced that the shareholders' meeting was conducted properly with no breaches of procedural rules, in the interest of rapid integration we undertook in a court settlement to pay cash compensation of €26.65 per share (the "26.65 settlement") as soon as the legal challenges of the minority shareholders of Vereins- und Westbank AG are settled, and to pay interest on this compensation as of the date on which the transfer resolution is entered in the commercial register for Vereins- und Westbank AG. Notwithstanding this arrangement, numerous minority shareholders have utilized their right to have the €26.65 settlement reviewed in special judicial proceedings pursuant to Section 1 (3) of the Act on the Procedure Regarding the Compensation of Minority Shareholders. In a decision dated March 2, 2006, Hamburg Regional Court fixed the compensation at €37.20 per no par share, whereby the court made a deviant assessment of important parameters. We intend to appeal against this decision and assume that, if anything, much lower additional payments will need to be made to the excluded shareholders of Vereins- und Westbank AG.

Claims asserted by the liquidator of a corporate customer

- In 2002 a corporate customer of HVB AG filed for bankruptcy. The liquidator subsequently asserted claims out of court against a consortium made up of several banks. HVB AG had a share in this consortium amounting to approximately 9.25% of the outstanding credit facilities. The banks participating in the consortium have appointed a bankruptcy law specialist to review the related issues. The expert does not believe that the liquidator is in a particularly strong position and advises the banks in the consortium to reject the out-of-court claims. At present the outcome of the out-of-court claims is uncertain. Although we are of the opinion that the above-mentioned claims are unfounded, a successful lawsuit on the part of the liquidator would result in a claim against HVB AG in the low nine-figure range (in euros).

EU antitrust proceedings

- In December 2001 the European Commission fined HVB AG and its Vereins- und Westbank AG subsidiary a total of about €31 million for alleged illegal price-fixing of currency exchange fees for exchanging the national currencies of future member states of the European Monetary Union. This ruling was lifted in November 2004 in a first appeal filed with the European Court of Justice. The European Commission in turn appealed this decision. Because the reasons given in the ruling by the European Court of Justice show that the underlying reasons for the decision by the European Commission were not sufficient to impose a fine, we assume that this decision will come into force.
- In June 2002 the European Commission imposed a €30 million fine on Bank Austria Creditanstalt AG for alleged illegal collusion in connection with interest rates, prices of various banking products for retail customers, and other terms. In the same connection, fines totaling approximately €94 million were imposed on seven other Austrian banks. Bank Austria Creditanstalt AG filed a first-level appeal with the European Court against the fine itself and the amount. At present, the outcome of these proceedings is uncertain.
- Austrian consumer protection associations and politicians have announced their intention of possibly asserting damage claims against the banks involved in the above-mentioned proceedings, including Bank Austria Creditanstalt AG. In our view, it is uncertain from a legal standpoint whether a violation of Article 81 of the EC Treaty provides grounds for damage claims of individual customers under civil law, and we also regard such lawsuits as unfounded for a number of reasons. Furthermore, Austrian consumer protection associations have alleged that banks in Austria have been charging their customers excessive interest and fees in contravention of Austrian consumer protection laws. Whether and to what extent such claims are justified depends on the individual circumstances and various legal issues which to date have not been finally resolved by the Austrian courts. We believe that the declaration by Bank Austria Creditanstalt AG that it will comply with the settlement arrangements entered into by the Austrian Savings Banks Association with the Austrian consumer protection associations will largely avert detrimental consequences for HVB Group.

Deferred prosecution agreement USA

- In the period from 1996 to 2002, the New York office of HVB AG had brokered for clients tax-optimization models devised by external advisors, including KPMG LLP. However, the responsible U.S. authorities deemed this as tax evasion by the clients. Under a deferred prosecution agreement, HVB admitted its involvement and agreed to pay a fine and compensation totaling $29.6 million; in return, the U.S. public prosecutors will drop the case after 18 months, given good behavior on the part of HVB AG, and infer no additional allegations from the acts examined.

Treuhandanstalt litigation

- A pending lawsuit against Bank Austria Creditanstalt AG is related to alleged claims of the Treuhandanstalt, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of Bank Austria Creditanstalt AG. One of the claims in the proceedings, which were initiated in 1993, is that the former subsidiary participated in the embezzlement of funds by companies in the former East Germany. BvS is seeking damages in the amount of approximately €128 million plus interest. However, we believe that these claims are unfounded.

Constellation 3D

- In December 2002, Bank Austria Creditanstalt AG was named (among others) as defendant in an action brought by Constellation 3D, Inc. (a debtor in Chapter 11 proceedings) in the U.S. Bankruptcy Court for the Southern District of New York. The plaintiff is claiming from Bank Austria Creditanstalt AG an amount of up to $45 million as compensation for offenses allegedly committed in connection with a loan contract between the pre-petition principal shareholder of the plaintiff and a prospective investor. The charges include, among others, negligent misrepresentation and fraud. We are convinced that these claims are unfounded.

Preliminary investigations on tax prosecution in Russia

- Two criminal investigations are under way in Russia concerning alleged tax evasion and illegal entrepreneurial activity purportedly engaged in by a former indirect subsidiary of Bank Austria Creditanstalt AG. The investigations also concern another company in which Bank Austria Creditanstalt AG's subsidiary held a participating interest of approximately 25%. We cannot exclude the possibility that an attempt would be made by the relevant tax authorities or the buyer of the subsidiary to claim that Bank Austria Creditanstalt AG's intermediate subsidiary or Bank Austria Creditanstalt AG should bear all or part of the alleged overdue taxes, interest, and penalties, although we do not believe that Bank Austria Creditanstalt AG should have any liability in this regard.

5 Business risk

Risk management

We define business risk as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risk can result above all from serious deterioration of the market environment, changes in the competitive situation or customer behavior, but may also result from changes in the legal framework.

As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

Measurement methods

The risk capital arising from business risk is measured on the basis of a value-at-risk approach. For this purpose, income and cost volatilities are determined at business unit level and, with due consideration given to correlations, a value-at-risk is calculated that represents the possible fluctuations in company value associated with business risk.

Risk monitoring

Risk capital arising from business risk is calculated and analyzed by the Group Risk Control division and reported to the Chief Risk Officer and the Risk Committee of the Supervisory Board.

Within the framework of monthly reporting by the Group Accounting division, interim revenues and costs of the business units are tracked as levers of business risk by comparing the actual figures with the budgeted targets.

Quantification and specification

The calculated risk capital for business risks amounted to €1.1 billion at year-end 2005.

The PRO efficiency program launched at the end of 2004 is still being implemented according to plan. The program is intended to optimize the structure of HVB Group's cost base in the long term through comprehensive improvements in efficiency in the areas headquarters/staff units, lending processes, and transaction banking. The measures scheduled to take effect in 2005 were achieved in full. The measures for the medium to long term are still being pushed ahead. However, it is possible that, in the course of integration into the UniCredit Group, individual measures – especially those of a strategic nature – may be modified in terms of content or scheduling to optimize the overall impact. As a result, some measures may be delayed or restructured when seen in isolation, with the result that the corresponding synergies will be achieved later than planned.

In general, however, we are confident that we will achieve the expected synergies and financial targets as a new banking group. The detailed integration plan developed jointly by HVB Group and the UniCredit Group provides for significant optimization of the cost base and earning power in the individual business segments.

Despite continual reassessment, however, there may be a risk that the implementation of the planned strategy at HVB Group level will not be entirely successful, and that this will have detrimental effects on the Bank's revenue situation.

6 Risks arising from our real estate portfolio

Risk management

We classify potential losses resulting from market fluctuations of our real estate portfolio under this risk type. This includes the portfolio of the property ownership companies of HVB AG and its special-purpose companies and shareholding companies, as well as the portfolios of the Bank Austria Creditanstalt Group and other subsidiaries.

HVB Immobilien AG is responsible for portfolio management, property management, restructuring, project development, land development, and the sale and rental of the properties under its jurisdiction. At our operational subsidiaries – in particular Bank Austria Creditanstalt – the subsidiaries themselves are responsible for managing their real estate holdings.

Measurement methods

We measure our real estate risks using a value-at-risk approach based on the market value of the properties and historical volatilities. The volatilities are determined using real estate indexes for office rents. In addition, risk-reducing correlations between individual regional property markets are included.

Risk monitoring

Risk capital for real estate risk is calculated and analyzed by the Group Risk Control division and reported to the Chief Risk Officer and the Risk Committee of the Supervisory Board. The analysis focuses mainly on changes in the composition of the real estate portfolio.

At HVB Immobilien AG a risk monitoring system was already introduced in 2003 to systematically identify, measure, analyze, and monitor real estate risks as well as the known external and internal risks associated with the company. A risk inventory was also carried out in 2005, and these inventories and regular reporting will be continued in the future. This will ensure comprehensive risk transparency and serve to create an even keener awareness of risk.

Quantification and specification

The risk capital relating to our real estate portfolio amounted to €0.35 billion at the end of 2005. Our real estate portfolio is located primarily in Munich and Vienna, with 30% and 24% of the total respectively. In total, a substantial part of our portfolio consists of property which is used by HVB Group itself.

7 Risks arising from our shareholdings and investments

Risk management

We classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments under this risk type. Operational subsidiaries are excluded, whose risks are already separately identified and recorded as part of the other risk types.

The Group Board is responsible for managing our entire portfolio of shareholdings/financial investments (including operational subsidiaries).

Measurement methods

Under the value-at-risk approach, the risk inherent in our investments is calculated on the basis of their market values and volatilities, which, in the case of investments in listed companies, are determined using the share price fluctuations. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatilities of industry-specific indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Risk monitoring

The Group Risk Control division calculates and analyzes the risk capital for shareholdings and financial investments, and reports it to the Chief Risk Officer and the Risk Committee of the Supervisory Board.

The task of investment controlling is under the responsibility of the Group Finance and Tax division. It uses auditors' reports, annual reports and interim reporting instruments to regularly verify the value of our investments. This ensures that substantial negative changes in value are recognized early, analyzed, and reported to the Chief Financial Officer.

Quantification and specification
In 2005, we continued to actively manage our investments with a view to further reducing both market and especially cluster risks. In this connection, a further reduction of our stake in Münchener Rückversicherungs-Gesellschaft AG and the disposal of our holding in Rhön-Klinikum AG are worth special note.

As a result of our efforts to streamline our portfolio, there was a €0.5 billion decrease in risk capital to €2.2 billion. Although our stake in Münchener Rückversicherungs-Gesellschaft AG is still our largest financial investment, the reduction in our holding has significantly decreased the potential impact of any major or sustained decline in the share price of this equity position on the revenues of our Bank as compared with the previous year.

8 Strategic risk
Risk management
Strategic risk results from management being slow to recognize important trends in the banking sector or drawing false conclusions about these trends. This may result in fundamental management decisions that may prove to be disadvantageous in terms of the Bank's long-term goals and may be difficult or impossible to reverse.

As a part of corporate management, management of strategic risk lies within the area of responsibility of the Group Board, which determines the risk positioning of HVB Group by defining the Bank's strategic orientation.

Measurement methods
Strategic risk is measured primarily by qualitative methods. For this purpose, we continually monitor the domestic and international markets while subjecting our own strategic positioning to an ongoing review process.

Risk monitoring
As part of our long-term planning, the Management Board regularly reviews the defined strategy of HVB Group. This ensures that we can respond to changing conditions as required with adjustments to the business model or the business processes. When deriving strategic initiatives of this kind, the Management Board conducts close consultations with the Supervisory Board, in particular with the Risk Committee and the Strategic and Business Development Committee.

Quantification and specification
Risk from overall economic trends

A particular risk that could impede the strategic direction taken by HVB Group stems from the overall economic trend. The economy developed in a non-uniform pattern across our home markets during the year under review. However, growth has remained very moderate in Germany in particular. The environment in which HVB Group does business is difficult at the present time, especially in Germany, on the back of a persistently high unemployment rate, bankruptcy levels that show no sign of falling, and continuing stagnation in the real estate sector. Economic growth is projected to pick up in Germany in 2006, which would benefit the revenue situation of our Bank, but it is uncertain whether this will actually come about. In addition there are uncertainties arising from the impact of price trends in foreign exchange and commodities markets on the economies of our home markets. Consequently, the risk factors listed above could individually or cumulatively prevent us from achieving the financial goals we have set.

HVB Group is one of the largest lenders to the German Mittelstand. In addition, our Bank is one of the leading providers of personal and business loans in Germany and Austria as well as Central and Eastern Europe. The business environment described above has repeatedly led to increases in loan defaults and provisions for losses on loans and advances in the past. If economic growth does not improve as we hope, especially in Germany, we cannot preclude the possibility that provisions for losses on loans and advances will remain at a high level.

Risks associated with the business combination of HVB Group and the UniCredit Group

The business combination of HVB Group and the UniCredit Group initiated in the year under review may result in unforeseen difficulties that may also have a negative impact on the net asset, financial and earnings position of our Bank. The combination of the two banks is a complex integration process whose success will depend on numerous factors. For example, we assume that the synergy effects determined by the merger can be achieved. Nevertheless, this assumption is tied to inherent uncertainties as to whether these effects can actually be achieved fully and/or within the planned timeframe. The same statement applies to the efforts to move ahead with the harmonization and integration of the data processing systems and risk management systems of the two banks. Finally, the success of the merger will depend to a decisive degree on key staff members remaining with the merged group. If HVB Group loses key employees in the further course of the combination, this could impede the rapid integration of HVB Group into the UniCredit Group.
The possible difficulties listed above could individually or cumulatively have negative effects on the financial situation of our Bank. In addition, the combination with the UniCredit Group and the associated integration projects could lead to the departure of customers from our Bank in the short term.

Hard-fought marketplace

There is fierce competition in commercial banking in HVB Group's core markets, in particular due to excess capacity in the retail banking business. In these markets, HVB Group is competing against public-sector banks and cooperative banks as well as other private-sector German and international banks, some of which – as in the case of certain public-sector banks – are backed by state guarantees. Through the combination with the UniCredit Group, HVB Group intends to further improve its market position and profit situation. Nevertheless, it is possible that an increase in the intensity of competition – triggered, for instance, through further national or cross-border bank mergers – could have negative effects on the net asset, financial and profit situation of HVB Group.

CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2005

Income/expenses	Notes	2005	2004		Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		17,067	17,268	(201)	(1.2)
Interest expense and similar charges		11,182	11,606	(424)	(3.7)
Net interest income	(28)	5,885	5,662	+ 223	+ 3.9
Provisions for losses on loans and advances	(29)	1,513	1,795	(282)	(15.7)
Net interest income after provisions for losses on loans and advances		4,372	3,867	+ 505	+ 13.1
Fee and commission income		3,859	3,472	+ 387	+ 11.1
Fee and commission expenses		619	627	(8)	(1.3)
Net commission income	(30)	3,240	2,845	+ 395	+ 13.9
Gains less losses arising from trading securities (trading profit)	(31)	926	728	+ 198	+ 27.2
General administrative expenses	(32)	6,582	6,118	+ 464	+ 7.6
Balance of other operating income and expenses	(33)	(143)	23	(166)	
Operating profit (loss)		**1,813**	**1,345**	**+ 468**	**+ 34.8**
Net income from investments	(36)	321	14	+ 307	>+100.0
Amortization of goodwill	(37)	0	165	(165)	(100.0)
Restructuring costs	(38)	546	250	+ 296	>+100.0
Allocation to special provisions for bad debts		0	2,500	(2,500)	(100.0)
Balance of other income and expenses	(39)	(289)	(357)	+ 68	+ 19.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**1,299**	**(1,913)**	**+ 3,212**	
Taxes on income	(20, 40)	262	224	+ 38	+ 17.0
Net income (loss)		**1,037**	**(2,137)**	**+ 3,174**	
Minority interest in net income (loss)		(395)	(288)	(107)	(37.2)
Net income (loss) adjusted for minority interest		**642**	**(2,425)**	**+ 3,067**	
Transfers to (from) retained earnings		451	(2,425)	+ 2,876	
Consolidated profit (loss)		**191**	**—**	**+ 191**	**+ 100.0**

The income statement for fiscal 2005 is marked by extraordinary expenses entailed in integrating HVB Group into the UniCredit Group, namely the restructuring costs of €546 million (reported as a separate item in the income statement). Moreover, higher general provisions for losses on specific loans and advances totaling €147 million were set aside. Hence the income statement of HVB Group has been depressed overall by non-recurring items totaling €693 million (referred to below as "restructuring costs and additional provisions for losses on loans and advances").

In 2004, non-recurrent charges totaling €2,915 million, consisting of the allocation to special provisions for bad debts (€2,500 million), an addition to restructuring provisions (€250 million), and amortization of goodwill (€165 million), impacted the income statement.

The consolidated profit (profit of HVB AG available for distribution) amounts to €191 million. We will propose to the Annual General Meeting of Shareholders on May 23, 2006 that an advance dividend of €0.064 be paid per share of non-voting preferred stock and a dividend of €0.25 be paid per share of common stock and share of non-voting preferred stock. The corresponding total dividend payout amounts to €188 million. Under Article 6 of the Bank's Articles of Incorporation, a right of retroactive payment of the advance share in profits is granted to preferred stockholders as an independent right. Consequently a retroactive payment of €3 million will be paid for the years 2002 to 2004.

Earnings per share

in €	Notes	2005	2004
Earnings per share (adjusted)[1]	(41)	1.55	0.70
Earnings per share	(41)	0.86	(3.48)

[1] 2005 figures adjusted for "restructuring costs and additional provisions for losses on loans and advances" 2004 figures adjusted for amortization of goodwill, restructuring costs, and allocation to special provisions for bad debts

Since no conversion rights or option rights on conditional capital existed at the closing dates for 2005 and 2004, there is no calculation of diluted earnings per share.

AT DECEMBER 31, 2005

Assets	Notes	2005	2004		Change
		€ millions	€ millions	€ millions	in %
Cash reserve	(43)	7,757	6,903	+ 854	+ 12.4
Assets held for trading purposes	(7, 44)	103,519	91,711	+ 11,808	+ 12.9
Placements with, and loans and advances to, other banks	(8, 45)	57,229	47,479	+ 9,750	+ 20.5
Loans and advances to customers	(8, 46)	274,643	275,119	(476)	(0.2)
Allowances for losses on loans and advances	(9, 47)	(12,511)	(13,404)	+ 893	+ 6.7
Investments	(10, 49)	45,683	44,483	+ 1,200	+ 2.7
Property, plant and equipment	(11, 50)	2,723	2,855	(132)	(4.6)
Intangible assets	(13, 51)	2,776	2,627	+ 149	+ 5.7
Income tax assets	(52)	2,891	4,157	(1,266)	(30.5)
Other assets	(53)	5,573	5,455	+ 118	+ 2.2
Disposal group held for sale	(54)	3,240	—	+ 3,240	+ 100.0
Total assets		**493,523**	**467,385**	**+ 26,138**	**+ 5.6**

Shareholders' equity and liabilities	Notes	2005	2004		Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(15, 58)	113,739	103,606	+ 10,133	+ 9.8
Amounts owed to other depositors	(15, 59)	158,421	144,451	+ 13,970	+ 9.7
Promissory notes and other liabilities evidenced by paper	(15, 60)	105,982	109,562	(3,580)	(3.3)
Liabilities held for trading purposes	(16, 61)	63,638	59,831	+ 3,807	+ 6.4
Provisions	(17, 62)	4,564	4,460	+ 104	+ 2.3
Income tax liabilities	(63)	1,891	3,030	(1,139)	(37.6)
Other liabilities	(18, 64)	9,406	10,015	(609)	(6.1)
Subordinated capital	(65)	17,612	18,454	(842)	(4.6)
Liabilities held for sale[1]	(66)	1,887	—	+ 1,887	+100.0
Shareholders' equity	(67)	16,383	13,976	+ 2,407	+ 17.2
Shareholders' equity attributable to shareholders of HVB AG		13,164	11,467	+ 1,697	+ 14.8
Subscribed capital		2,252	2,252	0	0
Additional paid-in capital		9,128	9,103	+ 25	+ 0.3
Other reserves		864	227	+ 637	>+100.0
Change in valuation of financial instruments		729	(115)	+ 844	
AfS reserve		871	354	+ 517	>+100.0
Hedge reserve		(142)	(469)	+ 327	+ 69.7
Consolidated profit		191	—	+ 191	+100.0
Minority interest		3,219	2,509	+ 710	+ 28.3
Total shareholders' equity and liabilities		**493,523**	**467,385**	**+ 26,138**	**+ 5.6**

[1] excluding internal funding

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	Subscribed capital	Additional paid-in capital
Shareholders' equity at Jan. 1, 2004 before initial application of new and revised IFRSs	**1,609**	**9,295**
Effect of initial application of new and revised IFRSs		(81)
Shareholders' equity at Jan. 1, 2004 after initial application of new and revised IFRSs	**1,609**	**9,214**
Change from capital increase against cash contribution	643	2,359
Transaction costs of capital increase		(62)
Change from capital reductions		
Change in valuation of financial instruments not affecting income		
Change in valuation of financial instruments affecting income		
Change in net income (loss), excl. minority interest		(2,425)
Change in holdings of, and net income from, own equity instruments		17
Dividend payouts		
Changes in group of consolidated companies		
Reserve arising from foreign currency translation and other changes		
Shareholders' equity at Dec. 31, 2004	**2,252**	**9,103**
Shareholders' equity at Jan. 1, 2005	**2,252**	**9,103**
Change from capital increase against cash contribution		
Transaction costs of capital increase		
Change from capital reductions		
Change in value of financial instruments not affecting income		
Change in value of financial instruments affecting income		
Change in net income (loss), excl. minority interest		
Change in holdings of, and net income from, own equity instruments		25
Dividend payouts		
Changes in group of consolidated companies		
Reserve arising from foreign currency translation and other changes		
Shareholders' equity at Dec. 31, 2005	**2,252**	**9,128**
including:		
shareholders' equity of disposal group held for sale (HVB Splitska banka)		

[1] cf. detailed description in the Financial Review and Note 6 "Financial instruments"

Other reserves	Change in valuation of financial instruments		Consolidated profit	Total shareholders' equity attributable to shareholders of HVB AG	Minority interest	Shareholders' equity
	AfS reserve	Hedge reserve[1]				
(40)	**326**	**(878)**	**—**	**10,312**	**2,476**	**12,788**
	71	3		(7)	(10)	(17)
(40)	**397**	**(875)**	**—**	**10,305**	**2,466**	**12,771**
				3,002	118	3,120
				(62)		(62)
					(6)	(6)
	(23)	148		125	51	176
	(21)	258		237	(4)	233
				(2,425)	288	(2 137)
				17		17
					(100)	(100)
122	1			123	(346)	(223)
145				145	42	187
227	**354**	**(469)**	**—**	**11,467**	**2,509**	**13,976**
227	**354**	**(469)**	**—**	**11,467**	**2,509**	**13,976**
					9	9
	771	189		960	20	980
	(256)	140		(116)		(116)
451			191	642	395	1,037
				25		25
					(118)	(118)
83				83	201	284
103	2	(2)		103	203	306
864	**871**	**(142)**	**191**	**13,164**	**3,219**	**16,383**
51	1			52	58	110

CASH FLOW STATEMENT[1]

	2005 € millions	2004 € millions
Net income (loss)	**1,037**	**(2,137)**
Write-downs, provisions for losses on, and write-ups of, loans and advances and additions to provisions for losses on guarantees and indemnities	1,600	1,868
Write-downs and depreciation less write-ups on long-term assets	1,077	1,012
Change in other non-cash positions	(2,231)	(711)
Profit from the sale of investments, property, plant and equipment	(392)	(216)
Other adjustments adjustments (mainly taxes on income paid and interest received less interest paid and dividends received)	(5,728)	(4,337)
Subtotal	**(4,637)**	**(4,521)**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	(9,692)	(9,098)
Placements with, and loans and advances to, other banks	(7,846)	5,379
Loans and advances to customers	45	8 242
Other assets from operating activities	220	157
Deposits from other banks	8,912	(9,936)
Amounts owed to other depositors	9,892	3,919
Promissory notes and other liabilities evidenced by paper	(3,645)	(12,928)
Other liabilities from operating activities	3,008	4,298
Taxes on income paid	(207)	(143)
Interest received	17,271	16,690
Interest paid	(12,331)	(12,566)
Dividends received	544	234
Cash flows from operating activities	**1,534**	**(10,273)**
Proceeds from the sale of investments	5,750	13,696
Proceeds from the sale of property, plant and equipment	8	126
Payments for the acquisition of investments	(4,357)	(4,024)
Payments for the acquisition of property, plant and equipment	(902)	(742)
Effects of the change in the group of companies included in consolidation	537	(80)
Cash flows from investing activities	**1,036**	**8,976**
Change in additional paid-in capital	25	17
Proceeds from capital increase	—	2 940
Subordinated capital, net	(1,301)	(579)
Other financing activities, net	86	87
Cash flows from financing activities	**(1,190)**	**2,465**
Cash and cash equivalents at end of previous period	6,903	5,708
+/– Net cash provided/used by operating activities	1,534	(10,273)
+/– Net cash provided/used by investing activities	1,036	8,976
+/– Net cash provided/used by financing activities	(1,190)	2,465
+/– Effects of exchange rate changes	71	27
Less disposal group held for sale	(597)	—
Cash and cash equivalents at end of period	**7,757**	**6,903**

[1] cf.detailed description in the notes

CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements in accordance with IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-based management is similarly based on these accounting principles.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) pursuant to Commission Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002 within the framework of the EU endorsement, in conjunction with Section 315a of the German Commercial Code (HGB). Besides the standards defined as IFRS, the IFRS also comprise the existing International Accounting Standards (IAS) together with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the former Standing Interpretations Committee (SIC). Section 315a of the German Commercial Code also contains national regulations to be applied by companies active on the capital market alongside the IFRS.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, has been published on the Bank's website at www.hvb.com/compliance. The Bank's listed subsidiary DAB Bank AG has posted an equivalent statement on its website.

In addition to the requirements of Section 315 (1, 2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315, German Commercial Code. Compliant with Section 264 b (4) of the German Commercial Code, HVZ GmbH & Co. Objekt KG, Munich, Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Munich, Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastrasse, Munich, and Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, Munich, are exempted from the obligation to prepare a management report.

1

Uniform Group accounting policies

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Where options have been exercised, the details are explained under the balance sheet items concerned.

2

Consistency

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1 and IAS 8, the Bank applies the accounting and disclosure principles consistently from one period to the next. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. Where the Bank effects changes in its accounting policies, any resulting adjustments are similarly recognized retrospectively. With the exception of the new and revised IFRSs and the changes to figures reported for the gains realized on the sale of deconsolidated companies, we have applied the same accounting and valuation principles in 2005 as in the consolidated financial statements for 2004.

Deconsolidation effects affecting reported net income, which generally arise through the complete or partial sale of fully consolidated companies, are no longer reported as other operating income under operating profit. As of the Interim Report at September 30, 2005, these are shown separately from operating profit and are included in net income from investments. The corresponding effects in the comparative periods have been adjusted.

Numerous new and revised IFRSs were to be applied for the first time at January 1, 2005. The initial use is generally applicable retrospectively, meaning the standards are applied as if they had always been in use. We have adjusted the comparative figures for fiscal 2004 to reflect the new accounting standards. The new and revised IFRSs mainly have an impact on the following items in the balance sheet and income statement for 2004:

- Minority interest is to be shown as a separate sub-item under shareholders' equity. Thus the amount involved is disclosed within shareholders' equity separately from the shareholders' equity attributable to shareholders of HVB AG. Consequently, total shareholders' equity at December 31, 2004 increased by minority interests totaling €2,509 million.
- Financial assets are to be divided into four categories and measured in accordance with this classification. The "at fair value through profit or loss" category is divided into two subcategories. Under certain circumstances, it is possible to designate financial assets as at fair value through profit or loss (fair value option) upon initial recognition as well as financial assets held for trading. Such assets are measured at fair value and any changes in value disclosed in profit or loss in the income statement. Although a designation made in the past is normally irrevocable, the revised IAS 39 permits reclassification when it is first applied. HVB Group has essentially only classified financial assets using the fair value option for hedges. The changes in fair value of the reclassified investments and associated derivatives are recorded under net income from investments. The Bank used the changes in the area of IAS 39 as an occasion to revise the definition of cash and cash equivalents under IAS 7. For this reason, the cash reserve has declined by €578 million as treasury bills of Bank BPH have been redesignated under the fair value option. In this context, Bank BPH has reclassified the treasury bills as investments. Thus the reduction in the cash reserve is matched by a rise in investments of the same amount.
- The definition of objective evidence of impairment has been expanded, primarily for available-for-sale (AfS) equity instruments (essentially shares). Among other things, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is objective evidence of impairment. By way of contrast with the previous approach, the two criteria are now to be evaluated separately from each other. Due to the retrospective application of this new regulation, we have written down shareholdings, primarily in Münchener Rückversicherungs-Gesellschaft AG, by a total of €182 million for 2004. This results in a reduction of €182 million in net income from investments and an increase in the AfS reserve by this amount for 2004.

- Under the revised IFRS rules, reversals of impairment losses on AfS equity instruments must be recognized in the AfS reserve under shareholders' equity without affecting reported profit or loss. The AfS reserve is to be reversed as profit or loss when the asset is derecognized, enabling the correspondingly adjusted gain or loss on disposal to be reflected in the income statement. Write-ups totaling €36 million recognized in profit or loss only in 2004 have been reversed accordingly and the corresponding amount has been included in the AfS reserve. At the same time, there was an increase in net income from invest-ments on account of the disposal of our investment in Brau und Brunnen AG in 2004, after write-ups taken in profit and loss in previous years had to be eliminated to reflect the new rule as mentioned above. As a result of the revision of this standard, net income from investments increased by an aggregate of €23 million and the AfS reserve by an aggregate of €42 million.
- Where there is no evidence of impairment of financial assets carried at cost examined individually, such assets are to be combined to form groups with the same credit risk characteristics. The impairment must then be assessed at portfolio level. A method for calculating impairment due to these risks inherent in financial assets carried at amortized cost is prescribed in IAS 39. According to this method, future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historic loss experience. This historic loss experience is to be used to record an impairment in a portfolio for incurred but not reported losses. This change served to increase loan-loss provisions at our Bank Austria Creditanstalt AG subsidiary by €113 million retrospectively at December 31, 2003. Of this total, €18 million has been reversed retrospectively for 2004.
- Under the revised IAS 28, the financial statements of companies valued at equity are, without exception, to be adjusted to reflect uniform Group accounting policies. The adjustments result in an increase of €69 million in investments in companies valued at equity and consolidated shareholders' equity at December 31, 2004. The goodwill of €83 million on companies valued at equity is now carried under investments in the balance sheet instead of intangible assets.

As a result of these changes, we have adjusted our income statement for the year ended December 31, 2004 and our balance sheet at December 31, 2004 as follows:

Income statement for the year ended December 31, 2004

Income/expenses	Jan. 1–Dec. 31, 2004[1] after adjustment € millions	Jan. 1–Dec. 31, 2004 before adjustment € millions
Net interest income	5,662	5,656
Provisions for losses on loans and advances	1,795	1,813
Net interest income after provisions for losses on loans and advances	3,867	3,843
Net commission income	2,845	2,845
Trading profit	728	718
General administrative expenses	6,118	6,118
Balance of other operating income and expenses	23	101
Operating profit (loss)	**1,345**	**1,389**
Net income from investments	14	102
Amortization of goodwill	165	165
Restructuring costs	250	250
Allocation to special provisions for bad debts	2,500	2,500
Balance of other income and expenses	(357)	(357)
Profit (loss) from ordinary activities/net income (loss) before taxes	**(1,913)**	**(1,781)**
Taxes on income	224	211
Net income (loss)	**(2,137)**	**(1,992)**
Minority interest in net income (loss)	(288)	(286)
Change in net income (loss) adjusted for minority interest	**(2,425)**	**(2,278)**
Earnings per share in €	**(3.48)**	**(3.27)**

[1] including change in disclosure of sales revenues of deconsolidated companies

Balance sheet at December 31, 2004

Assets	Dec. 31, 2004 after adjustment € millions	Dec. 31, 2004 before adjustment € millions
Cash reserve	6,903	7,481
Assets held for trading purposes	91,711	91,726
Placements with, and loans and advances to, other banks	47,479	47,479
Loans and advances to customers	275,119	275,119
Allowances for losses on loans and advances	(13,404)	(13,315)
Investments	44,483	43,648
Property, plant and equipment	2,855	2,855
Intangible assets	2,627	2,799
Income tax assets	4,157	4,133
Other assets	5,455	5,483
Total assets	**467,385**	**467,408**

Shareholders' equity and liabilities	Dec. 31, 2004 after adjustment € millions	Dec. 31, 2004 before adjustment € millions
Deposits from other banks	103,606	103,606
Amounts owed to other depositors	144,451	144,451
Promissory notes and other liabilities evidenced by paper	109,562	109,562
Liabilities held for trading purposes	59,831	59,861
Provisions	4,460	4,460
Income tax liabilities	3,030	3,010
Other liabilities	10,015	10,004
Subordinated capital	18,454	18,454
Minority interest	—	2,515
Shareholders' equity	13,976	11,485
Shareholders' equity attributable to shareholders of HVB AG	11,467	11,485
Subscribed capital	2,252	2,252
Additional paid-in capital	9,103	9,331
Retained earnings	—	—
Reserve arising from currency and other changes	227	227
Change in valuation of financial instruments	(115)	(325)
AfS reserve	354	132
Hedge reserve	(469)	(457)
Consolidated profit	—	—
Minority interest	2,509	—
Total shareholders' equity and liabilities	**467,385**	**467,408**

IFRS 3 and IFRS 5 to be applied prospectively were applicable for the first time in 2005. As a result of the new IFRS 3, amortization is no longer taken on goodwill (see also Note 37 "Amortization of goodwill"). The new IFRS 5 was applicable with regard to the planned disposal of HVB Splitska banka (see also Note 54 "Disposal group held for sale"). The prior year figures have not been adjusted on account of the prospective application of these standards.

3

Published, not yet operative IFRSs that have not been applied early

The following standards newly published or revised by the IASB which become operative after the end of the 2005 fiscal year, have not been applied early.

The revised IAS 19 (2004) "Employee Benefits" applicable from January 1, 2006 contains an option for recording actuarial gains or losses in shareholders' equity immediately in the year of accrual without affecting the income statement.

Under the amendment to IAS 39/IFRS 4 for financial guarantee contracts applicable as of January 1, 2006, financial guarantee contracts issues will come under the scope of IAS 39.

In the case of the modification to IAS 21 "The Effects of Changes in Foreign Exchange Rates" applicable from January 1, 2006, monetary assets and liabilities of a parent company or one of its subsidiaries relating to a foreign operation are to be carried under net investment in a foreign operation, irrespective of the underlying currency. Consequently, resulting exchange differences are recorded in the consolidated financial statements under shareholders' equity (at first) in a way that does not affect reported net income.

The disclosure of financial instruments will be modified when IFRS 7 becomes obligatory as of January 1, 2007. IFRS 7 will replace IAS 30 in full and IAS 32 in part. This will result in changes to the structure of the income statement, the balance sheet, and the notes.

With effect from January 1, 2007, IAS 1 (revised 2005) will introduce disclosure rules covering the management of shareholders' equity.

4

Companies included in consolidation

The group of companies included in consolidation encompasses 421 (2004: 399) companies. This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements for the period ended December 31, 2005. The group of consolidated companies does not include any companies that are not fully consolidated. In the year under review, 28 (2004: 29) companies are accounted for using the equity method.

The following companies (participations) are no longer in consolidation:
- Austria Finanza S.p.A., Treviso
- Austrolease S.p.A., Bolzano
- Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxembourg
- HVB America LLC, Wilmington
- Bank Austria Creditanstalt Corporate Finance LLC, Wilmington
- HVB LMP Inc., Wilmington

Austria Finanza S.p.A., Treviso and Austrolease S.p.A., Bolzano, were deconsolidated at the end of February. These two companies were sold by Bank Austria Creditanstalt Leasing GmbH to Fortis Lease Group S.A. for a cash payment of €32 million. The transaction gives rise to one-off gains of €17 million in the Bank Austria Creditanstalt Group (BA-CA Group).

The companies HVB America LLC, Wilmington, Bank Austria Creditanstalt Corporate Finance LLC, Wilmington, HVB LMP Inc., Wilmington, and Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxembourg were deconsolidated during the year due to discontinuation of commercial operations. This had no effect on consolidated net income.

The following companies, among others, have been fully consolidated for the first time in the 2005 financial statements:
- BPH Leasing S.A., Warsaw
- Hebros Bank, Plovdiv
- Banca Comerciala "Ion Tiriac" S.A., Bucharest
- HVB Banka Srbija i Crna Gora A.D., Belgrade
- Hypo Stavebni Sporitelna, Prague
- HVB Capital Asia, Tokyo
- Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, Munich

BPH Leasing S.A., Warsaw, was added to the group of companies included in consolidation on January 1, 2005, to reflect the dynamic development of the leasing business in Poland and the increasing significance for the leasing profits of Bank BPH S.A., Cracow

The closing for the purchase of Hebros Bank, Plovdiv, took place on March 1, 2005. The Bank Austria Creditanstalt Group purchased 99.91% of Hebros Bank. Of this share, Bank Austria Creditanstalt acquired 89.9% and Biochim Bank, Sofia (a 99.7% subsidiary of Bank Austria Creditanstalt AG) 10.0% of Hebros Bank. The purchase price of €124 million was paid in cash.

The purchase of Hebros Bank, Plovdiv, has led to the BA-CA Group reporting goodwill of €82 million.

Effective September 1, 2005, the acquisition of Banca Comerciala "Ion Tiriac" S.A., Bucharest, was concluded through a purchase of shares and a share swap. This bank was subsequently to be combined with HVB Bank Romania. Bank Austria Creditanstalt acquired a 9.1% interest in Banca Comerciala "Ion Tiriac". The provisional purchase price of €43 million for this stake – depending on the balance sheet at the time of closing to be confirmed by the independent auditor – was paid in cash. At the same time, Bank Austria Creditanstalt acquired an interest of 40.9% in Banca Comerciala "Ion Tiriac" through a share swap involving 50% less one share in HVB Bank Romania S.A., Bucharest.

In connection with this transaction, Bank Austria Creditanstalt made a payment to a company operated jointly with Mr. Tiriac in which it holds a 30% share. This payment is basically tantamount to a non-repayable shareholder contribution of €40 million. After conclusion of the transaction, Bank Austria Creditanstalt holds an interest of 50% of the capital stock plus one share in Banca Comerciala "Ion Tiriac" S.A.

In total, this results in a provisional purchase price of €253 million for the entire transaction including the incidental transaction costs. The valuation of the assets and liabilities, together with the identification of intangible assets, gives rise to a difference between the purchase price and net assets of Banca Comerciala "Ion Tiriac" S.A. totaling €179 million. This amount has provisionally been posted to goodwill. Besides the intrinsic value of Banca Comerciala "Ion Tiriac" and the achievable synergies, the transaction price mostly reflects the potential inherent in the Romanian market.

Eksimbanka, Belgrade, was merged with HVB Bank Serbia on October 1, 2005 and simultaneously added to the group of companies included in consolidation. Since this date, the new bank has been known as "HVB Banka Srbija i Crna Gora A.D." The difference of €25 million arising in the BA-CA Group between the acquisition cost and net assets of the merged bank has been provisionally posted to goodwill.

Hypo Stavebni Sporitelna, Prague, the mortgage bank of HVB Czech Republic, was added to the group of companies included in consolidation at the end of December. HVB Capital Asia and Bayerische Wohnungsgesellschaft für Handel und Industrie mbH have been consolidated on account of exceeding the materiality threshold.

The Bank's largest subgroup is BA-CA AG Vienna, which has been included in the consolidated financial statements with 360 (2004: 344) fully consolidated companies.

Of the Bank's 86 (2004: 93) associated companies and joint ventures, 28 (2004: 29) were included in the consolidated financial statements using the equity method. The remaining associated companies and joint ventures do not have a significant impact on the Bank's assets, financial position, or earnings, and are carried under available-for-sale investments. The income of €101 million from companies accounted for using the equity method is carried under net interest income.

The following change has taken place in the group of companies accounted for using the equity method.

The capital increase performed by Closed Joint Stock Company International Moscow Bank (IMB), Moscow, increased the Bank's share of voting rights from 46.5% to 52.9%. Consequently, IMB was fully consolidated with effect from May 1, 2005. Until that date, IMB was a company accounted for using the equity method.

Compared with the prior year, the initial full consolidation of IMB served to increase operating revenues by €127 million, general administrative expenses by €63 million, and operating profit by €54 million.

The BA-CA Group sold its 28.2% holding in Investkredit Bank AG, Vienna, in mid-August 2005.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to best possible advantage. Their results are incorporated in the financial statements of HVB AG. With effect from January 1, 2006, the HVB Immobilien AG will be included in the consolidated financial statements of HVB Group together with the main companies of the subgroup by way of full consolidation.

In total, 741 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings, or are prohibited from consolidation.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 4.3% of consolidated profit, while such companies provide around 1.9% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2005	2004
Total number of subsidiaries	**1,104**	**1,101**
Consolidated companies	421	399
Non-consolidated companies	683	702
Joint ventures	**15**	**14**
of which:		
accounted for using		
the equity method	—	—
Associated companies	**71**	**79**
of which:		
accounted for using		
the equity method	28	29

The full list of holdings contains all subsidiaries, joint ventures and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be called up at www.hvb.com/holdings.

Bank PBH S.A., Cracow, and HVB Splitska banka, Split, are included in consolidation. The combination of HVB with UniCredit triggered certain regulatory approval and notification procedures. The voting rights in Bank PBH S.A., Cracow, held by BA-CA AG have been frozen since November 17, 2005, as the requisite approval of the National Bank of Poland for UniCredit to indirectly acquire voting rights in Bank BPH had not been forthcoming by this date. BA-CA is not permitted to exercise these voting rights again until the regulatory approval procedure in Poland is completed with a positive outcome. In advance of these decisions, the Polish government called upon UniCredit to dispose of the interest in Bank BPH. UniCredit, HVB, and BA-CA believe that the chances are slight of Poland being able to successfully use the ongoing regulatory procedure to achieve domestic competition and industrial policy objectives. For this reason, it is assumed that UniCredit will eventually receive the requisite approval in Poland. Despite the frozen voting rights, HVB still exercises control, and hence dominating influence, over Bank BPH through BA-CA.

In Croatia, the indirect acquisition of a majority interest in HVB Splitska banka by UniCredit was rejected by the Croatian banking regulators, in their function as antitrust authority for Croatian banks, for antitrust reasons. As a result of a condition set down by the Croatian banking regulators, the Bank intends to dispose of HVB Splitska banka. For this reason, this bank is classified at December 31, 2005 as a disposal group held for sale compliant with IFRS 5.

5

Principles of consolidation

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the completely recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the fair value at the time of initial consolidation. The difference between the higher acquisition cost and the prorated recalculated shareholders' equity is recognized as goodwill under intangible assets in the balance sheet. Goodwill on companies accounted for using the equity method is carried under investments. Compliant with IAS 36, scheduled amortization is no longer taken on goodwill. Instead the goodwill is allocated to the cash-generating units that are expected to benefit from the synergies arising from the business combination. At HVB Group, these cash-generating units are the business units. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results at the time of acquisition. The goodwill is checked for impairment at least once a year at business unit level. This involves comparing the carrying amount of the business unit with the recoverable amount defined as the maximum of the unit's value in use and the fair value less costs to sell. Since the value in use far exceeds the carrying amount for the business units to which goodwill is allocated, the values in use have been used as the recoverable amount. When the values in use are calculated, a uniform rate of 8.5% for the cost of capital is used for discounting. The cash flows have been budgeted for the next three years. No growth factor has been assumed for the government perpetuals.

The same principles are applied when consolidating associated companies and joint ventures accounted for using the equity method.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions are also eliminated.

6

Financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories, and measured in accordance with this classification.

- The "at fair value through profit or loss" category is divided into
  - financial assets and liabilities held for trading purposes, and
  - all financial instruments designated as financial instruments measured at fair value through profit or loss upon initial recognition (fair value option).

  Such financial instruments are measured at fair value and recognized in profit or loss in the income statement. Instruments held for trading purposes are shown under assets and liabilities held for trading purposes. The fair value option is essentially only applied for hedges of financial assets. These financial instruments are carried under investments or receivables. At the same time, the fair value option has also been used for some liabilities evidenced by paper with embedded derivatives.

- The category "loans and receivables" includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, unless they are classified as at fair value through profit or loss or available for sale. Loans and receivables are measured at amortized cost and shown under placements with, and loans and advances to, other banks, and loans and advances to customers.

- Held-to-maturity (HtM) investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, unless they are designated as at fair value through profit or loss or available for sale, or they meet the definition of loans and receivables. HtM financial instruments are measured at amortized cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related impairment. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement up to, but no more than, the amortized cost; held-to-maturity financial investments are included under investments.

- All other financial assets are classified as available for sale (AfS) securities and receivables. They are measured at fair value. The difference between the fair value and amortized cost is carried in a separate item under shareholders' equity (AfS reserve) in the balance sheet until the asset is sold or an impairment to be recognized in profit or loss as defined in IAS 39.67 has occurred. The impairment of an AfS non-equity instrument is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Impairments of AfS equity instruments may only be reversed against the AfS reserve in a way that does not affect reported net income. Available-for-sale holdings are not divided into categories that are valued at amortized cost. Available-for-sale financial instruments are largely included in investments.

Purchases and sales of financial instruments are recognized at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can normally be reliably measured. It is not possible to determine the fair value of some unlisted investments and a very few derivatives. These are carried at amortized cost.

Outside the portfolio held for trading purposes, embedded derivative financial instruments within a structured product are detached from the underlying contract and recorded as separate derivative financial instruments. The underlying contract is then accounted for in accordance with the classification made. The change in value arising from the derivatives that are detached and carried at fair value is recorded in a way that affects reported net income.

Hedges between financial instruments are recognized in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an unrecognized firm commitment – or an identified portion thereof – that is attributable to a particular risk and that might affect net income for the period. In this respect, a high level of effectiveness is required, with the changes in the fair value of the hedged item with regard to the hedged risk and hedging derivative compensating each other within a range of 80–125%. The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognized assets and liabilities. Under this method, the hedging instrument is measured at fair value. Changes in value are recognized in the income statement. The carrying amounts of the hedged item are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income. The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future interest cash flows. The Bank recognizes derivatives in accordance with cash flow hedge accounting when they are used to hedge interest rate risk as part of the Bank's asset/liability management system. Future variable interest payments for variable receivables and liabilities are converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion. A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the expected future variable interest cash flows arising from variable receivables and liabilities (including rolling short-term positions) being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest rate payments arising from the interest rate derivatives in detailed maturity schedules. The effective portion of the hedging instrument is recognized in a separate equity item (hedge reserve) in the balance sheet. The changes in value of these derivatives are offset by future compensating effects arising from the hedge relationship, which must not be shown in the balance sheet. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged financial instruments affect net income for the period. These reversals affecting future reported net income are offset in the income statement by the cash flows from the hedged items. The ineffective portion is recognized in the income statement. Depending on its classification, the hedged item is recognized at amortized cost or, in the case of available-for-sale assets, at fair value.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios.

7

Assets held for trading purposes

Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale or fair-value option securities.

Provided they are held for trading purposes, note loans, registered bonds, and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

8

Placements, loans and advances

Placements with, and loans and advances to, other banks and loans and advances to customers are carried at amortized cost, provided they are neither fair-value-option receivables nor hedged items of a recognized fair value hedge.

9

Allowances for losses on loans and advances and for losses on guarantees and indemnities

Estimates of loan losses already incurred, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating allowances for losses on loans and advances.

Specific loan-loss allowances to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss allowances are reversed as soon as the loan default risk has ceased, or used if the receivable is classified as uncollectable and written off. Acute country-specific transfer risks are included in this process.

Portfolio allowances are formed on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been set aside are treated as consumption of portfolio allowances.

10

Investments

Investments comprise held-to-maturity financial instruments, available-for-sale financial instruments, fair-value-option financial instruments, investment property and companies accounted for using the equity method.

Available-for-sale investments that are effectively hedged against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40.30 in conjunction with IAS 40.56, land and buildings held by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Scheduled depreciation is taken on investment property over its economic useful life of 25 – 50 years using the straight-line method. The rental income and funding expense arising from these investments are recorded in net interest income. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Material investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not accounted for using the equity method are normally carried at their fair value.

11

Property, plant and equipment

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25 – 50 years
Fixtures in buildings not owned	10 – 25 years
Computer equipment	3 – 5 years
Other plant and office equipment	3 – 25 years

Impairments are taken on property, plant and equipment whose value is impaired. Should the reasons for the impairment no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortized acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the year in which it is incurred.

12

Lease operations

Under IAS 17, lease operations are divided into finance leases and operating leases. Unlike an operating lease, a finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. Title may or may not eventually be transferred.

HVB Group as lessor

Under finance leases, the lessor recognizes the leased asset in the balance sheet as a receivable at an amount equal to the net investment in the lease. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding. The term "net investment" is defined in detail in Note 46 "Loans and advances to customers." HVB Group leases both movable property and real estate as a lessor under finance leases.

In contrast, assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognized on a straight-line basis over the lease term. HVB Group leases both movable property and real estate as a lessor under operating leases. Operating leases with HVB Group as lessor are comparatively insignificant.

HVB Group as lessee

Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. Each asset is stated at the lower of the following two values: either the fair value of the leased asset at the inception of the lease, or the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments are broken down into two components: the finance charge (treated as interest expense) and the redemption payment (which reduces the amount of the outstanding liability). Lease payments relating to operating leases are treated as rental expense and recognized in general administrative expenses. Contracts in which the Bank acts as lessee are comparatively insignificant.

13

Intangible assets

The main items included in intangible assets are goodwill arising from fully consolidated subsidiaries and software. An intangible asset shall only be recognized if it is probable that the expected future economic benefits attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Compliant with IAS 36, scheduled amortization is no longer taken on goodwill. The value of goodwill is tested annually and where there is an indication of impairment. Impairments are taken where necessary. Software is valued at amortized cost, and written down over an expected useful life of three to five years. All other intangible assets are amortized over a period of up to ten years, as they have a limited useful life.

14

Disposal group held for sale

Under IFRS 5, a disposal group classified as held for sale is carried at the lower of the carrying amount or fair value less costs to sell at the balance sheet date.

15

Liabilities

Liabilities that are not hedged items of an effective fair value hedge are reported at amortized cost, taking into account deferred premiums and discounts on a pro rata basis. The fair value option has been applied for some liabilities evidenced by paper with embedded derivatives.

16

Liabilities held for trading purposes

This item includes the negative market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale or fair-value option securities. Also included here are warrants, certificates and bonds issued by the Bank's trading department as well as delivery obligations arising from short sales of securities held for trading purposes.

Liabilities held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of liabilities held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

17

Provisions

Present legal or constructive obligations as a result of past events involving a probable outflow of resources and whose amount can be reliably estimated are recognized as provisions.

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pension and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations, the fair value of the plan assets, and unrealized actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method compliant with IAS 19.92. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the higher of the following two items: 10% of the present value of the defined benefit obligations or the fair values of the assets of external retirement benefit schemes.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated essentially using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity and less payments to the plan assets of the current fiscal year. The plan assets set up by HVB AG and a number of subsidiaries to fund pension obligations are described in detail in Note 62 "Provisions."

18

Other liabilities

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used. In addition, the negative fair values of derivatives outside the trading book, which are used primarily to hedge market interest risk, are shown here.

19

Foreign currency translation

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in the respective functional currency (generally the local currency in each case) and cash transactions not completed at the reporting date to be translated into euros using current market rates. Non-monetary items carried at fair value are similarly translated into euros using current market rates at the reporting date. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements. Transaction rates are used to translate the income and expenses of these subsidiaries.

20

Taxes on income

Taxes on income are accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

21

Notes to segment reporting by business segment (primary segmentation)

The Bank is managed in operational business segments, which is why they are defined as primary segments. A detailed description of the strategies and products is provided in the reports on the Germany, Austria and CEE, and Corporate & Markets business segments. The results of the business segments and their respective business units are covered in detail in Management's Discussion and Analysis. The primary Real Estate Restructuring segment has been shown alongside the operational business segments since January 1, 2005.

The following changes to the organizational structure of HVB Group were made at the start of the 2005 fiscal year:

- The Real Estate Restructuring business segment (RER) was formed by transferring the workout portfolios of the entire German real estate finance business of HVB AG previously assigned to the Germany business segment together with the remaining portfolios of the Real Estate Workout segment. The aim of the new Real Estate Restructuring segment is to completely eliminate the portfolios allocated to the segment by exploiting various options and the opportunities arising from the development of the real estate markets.
- In the Austria and CEE business segment, the Bank decided to increase transparency in both internal and external reporting with a view to enhancing management of the business units. Consequently, starting from the first quarter of 2005, the SMEs Austria business unit has been shown separately from the Private Customers, and Large Corporates and Real Estate business units.
- The optimization of the Bank's interest management, which is based on the market interest calculation method, and the adjustment of its funding structure to the opportunities offered by the market had various implications for segment-allocated net interest income. In this context, the planning responsibility for transactions not relating to the trading book was transferred from the Markets business unit to the Other segment in order to create a clearer division of responsibilities. Changes were also made to the intragroup settlement arrangements, which had an effect on segmented net commission income.

The prior year figures have been adjusted to match the new structure used to present the segment information.

In addition, the effects of applying new and revised IFRSs, where they were applicable retrospectively, and the change in disclosure of deconsolidation effects affecting reported net income as described in in Note 2 "Consistency" have similarly been included in the adjusted prior year figures for segment reporting.

The Bank's segment reporting is based on its segment controlling instrument, which is prepared in accordance with IFRS. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The business segments are delimited by responsibility for serving customers. Net interest income is broken down using the market interest calculation method. General administrative expenses are allocated to the correct segment according to causation. The Group Services, Core IT, and Group Corporate Center are treated as external service providers charging fair market prices for their services.

In accordance with the rules set forth in the Capital Accord introduced by the Basel Committee on Banking Supervision (BIS), core capital of 7% in relation to risk assets, and of 50% in relation to the market risks to be covered, is allocated to the individual business segments and business units. One exception to this rule involves the international units of the CEE business unit within the Austria and CEE business segment, which are allocated core capital of 10% of risk assets. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, the Bank applies a rate of interest which, according to its empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market.

The Other/consolidation column reflects amounts that do not fall under the sphere of responsibility of the business segments as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the business segments. It also includes net income from the strategic securities portfolio, which is the responsibility of the Management Board. Also incorporated in this segment are the amounts resulting from decisions taken with regard to asset/liability management.

22

Income statement, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
2005	2,622	2,379	1,025	117	(258)	5,885
2004	2,547	2,185	989	121	(180)	5,662
Provisions for losses on loans and advances						
2005	929	508	58	—	18	1,513
2004	391	395	(72)	1,070	11	1,795
Net commission income						
2005	1,385	1,412	444	4	(5)	3,240
2004	1,230	1,206	392	9	8	2,845
Trading profit (loss)						
2005	3	49	859	—	15	926
2004	2	86	613	—	27	728
General administrative expenses						
2005	2,588	2,401	1,315	104	174	6,582
2004	2,540	2,270	1,168	87	53	6,118
Balance of other operating income and expenses						
2005	(47)	9	(53)	(33)	(19)	(143)
2004	32	(50)	14	(12)	39	23
Operating profit (loss)						
2005	446	940	902	(16)	(459)	1,813
2004	880	762	912	(1,039)	(170)	1,345
Net income from investments						
2005	(8)	283	118	—	(72)	321
2004	31	(18)	(60)	—	61	14
Amortization of goodwill						
2005	—	—	—	—	—	—
2004	33	84	40	—	8	165
Restructuring costs						
2005	121	99	72	39	215	546
2004	—	—	—	—	250	250
Allocation to special provisions for bad debts						
2005	—	—	—	—	—	—
2004	—	—	—	2,500	—	2,500
Balance of other income and expenses						
2005	(6)	(11)	(2)	(257)	(13)	(289)
2004	(7)	(4)	(1)	(210)	(135)	(357)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
2005	311	1,113	946	(312)	(759)	1,299
2004	871	656	811	(3,749)	(502)	(1,913)
including:						
Bank Austria Creditanstalt Group						
2005	—	1,113	138	—	(72)	1,179
2004	—	656	102	—	(65)	693

Income statement, broken down by business segment (contd.)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Profit (loss) from ordinary activities/						
net income (loss) before taxes, adjusted[1]						
2005	509	1,282	1,018	(273)	(544)	1,992
2004	904	740	851	(1,249)	(244)	1,002
including: Bank Austria						
Creditanstalt Group, adjusted[1]						
2005	—	1,282	138	—	(64)	1,356
2004	—	740	124	—	(57)	807

[1] 2005 figures adjusted for "restructuring costs and additional provisions for losses on loans and advances" 2004 figures adjusted for amortization of goodwill, restructuring costs, and allocation to special provisions for bad debts

Operating performance, broken down by business unit Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
2005	1,857	1,704	389	13	3,963
2004 (reorganized)[1]	1,782	1,601	426	2	3,811
2004 (before reorganization)	1,865[3]	1,657	483	2	4,007[2]
Provisions for losses on loans					
and advances					
2005	257	347	325	—	929
2004 (reorganized)[1]	121	267	3	—	391
2004 (before reorganization)	285	560	516	—	1,361[2]
General administrative expenses					
2005	1,572	814	189	13	2,588
2004 (reorganized)[1]	1,593	774	171	2	2,540
2004 (before reorganization)	1,609	807	209	3	2,628[2]
Operating profit (loss)					
2005	28	543	(125)	—	446
2004 (reorganized)[1]	68	560	252	—	880
2004 (before reorganization)	(29)[3]	290	(242)	(1)	18[2]
for information:					
Operating profit (loss)					
before provisions for losses					
on loans and advances					
2005	285	890	200	—	1,375
2004 (reorganized)[1]	189	827	255	—	1,271
2004 (before reorganization)	256[3]	850	274	(1)	1,379
Cost-income ratio					
2005	84.7%	47.8%	48.6%	—	65.3%
2004 (reorganized)[1]	89.4%	48.3%	40.1%	—	66.6%
2004 (before reorganization)	86.3%[3]	48.7%	43.3%	—	65.6%

[1] reorganized for initial application of revised IFRS, organizational changes, and the changes to figures reported for the gains on the sale of deconsolidated companies
[2] as disclosed in 2004 Annual Report
[3] including gains of €56 million on the disposal of BethmannMaffei

Austria and CEE business segment

€ millions	Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	CEE	Consolidation	Total
Operating revenues						
2005	1,178	611	561	1,499	—	3,849
2004	1,131	585	550	1,161	—	3,427
Provisions for losses on loans and advances						
2005	234	122	35	117	—	508
2004	74	200	35	86	—	395
General administrative expenses						
2005	888	403	286	824	—	2,401
2004	908	385	285	692	—	2,270
Operating profit (loss)						
2005	56	86	240	558	—	940
2004	149	—	230	383	—	762
Cost-income ratio						
2005	75.4%	66.0%	51.0%	55.0%	—	62.4%
2004	80.3%	65.8%	51.8%	59.6%	—	66.2%

Corporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
2005	1,245	1,025	5	2,275
2004	1,103	912	(7)	2,008
Provisions for losses on loans and advances				
2005	3	55	—	58
2004	—	(72)	—	(72)
General administrative expenses				
2005	783	527	5	1,315
2004	717	458	(7)	1,168
Operating profit (loss)				
2005	459	443	—	902
2004	386	526	—	912
Cost-income ratio				
2005	62.9%	51.4%	—	57.8%
2004	65.0%	50.2%	—	58.2%

Income statement, broken down by business segment quarterly overview 2005

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
Q1 2005	663	548	224	32	(63)	1,404
Q2 2005	682	590	238	41	(58)	1,493
Q3 2005	640	594	243	17	(26)	1,468
Q4 2005	637	647	320	27	(111)	1,520
Provisions for losses on loans and advances						
Q1 2005	164	110	47	—	2	323
Q2 2005	227	107	(16)	—	8	326
Q3 2005	216	114	(6)	—	3	327
Q4 2005	322	177	33	—	5	537
Net commission income						
Q1 2005	364	322	68	2	1	757
Q2 2005	341	327	98	—	(2)	764
Q3 2005	349	376	133	1	1	860
Q4 2005	331	387	145	1	(5)	859
Trading profit (loss)						
Q1 2005	—	18	304	—	—	322
Q2 2005	1	10	91	—	(1)	101
Q3 2005	1	3	267	—	7	278
Q4 2005	1	18	197	—	9	225
General administrative expenses						
Q1 2005	654	575	309	23	39	1,600
Q2 2005	653	582	304	31	53	1,623
Q3 2005	627	591	327	25	53	1,623
Q4 2005	654	653	375	25	29	1,736
Balance of other operating income and expenses						
Q1 2005	(6)	—	(18)	(1)	(7)	(32)
Q2 2005	12	5	—	(1)	(14)	2
Q3 2005	7	(1)	(11)	(1)	26	20
Q4 2005	(60)	5	(24)	(30)	(24)	(133)
Operating profit (loss)						
Q1 2005	203	203	222	10	(110)	528
Q2 2005	156	243	139	9	(136)	411
Q3 2005	154	267	311	(8)	(48)	676
Q4 2005	(67)	227	230	(27)	(165)	198

Income statement, broken down by business segment quarterly overview 2005 (contd.)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net income from investments						
Q1 2005	—	13	41	—	20	74
Q2 2005	(3)	(5)	38	—	1	31
Q3 2005	(4)	243	42	—	(258)	23
Q4 2005	(1)	32	(3)	—	165	193
Amortization of goodwill						
Q1 2005	—	—	—	—	—	—
Q2 2005	—	—	—	—	—	—
Q3 2005	—	—	—	—	—	—
Q4 2005	—	—	—	—	—	—
Restructuring costs						
Q1 2005	—	—	—	—	—	—
Q2 2005	—	—	—	—	—	—
Q3 2005	—	60	—	—	—	60
Q4 2005	121	39	72	39	215	486
Balance of other income and expenses						
Q1 2005	(1)	—	—	(33)	(3)	(37)
Q2 2005	(2)	(2)	—	(34)	2	(36)
Q3 2005	—	(1)	—	(33)	(2)	(36)
Q4 2005	(3)	(8)	(2)	(157)	(10)	(180)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
Q1 2005	202	216	263	(23)	(93)	565
Q2 2005	151	236	177	(25)	(133)	406
Q3 2005	150	449	353	(41)	(308)	603
Q4 2005	(192)	212	153	(223)	(225)	(275)
Q4 2005 ajusted[1]	6	321	225	(184)	(10)	358
including:						
Bank Austria Creditanstalt Group						
Q1 2005	—	216	42	—	(14)	244
Q2 2005	—	236	34	—	17	287
Q3 2005	—	449	39	—	(2)	486
Q4 2005	—	212	23	—	(73)	162
Q4 2005 ajusted[1]	—	321	23	—	(65)	279

[1] adjusted for "restructuring costs and additional provisions for losses on loans and advances"

23

Shareholders' equity and return on equity, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring[1]	Other/ consolidation[1]	HVB Group
Return on equity before taxes (adjusted, %)[2, 3, 4]						
2005	9.1	28.8	28.7	—	—	13.7
2004	15.3[5]	17.5	24.1	—	—	6.7
Return on equity before taxes (%)[2]						
2005	5.6	25.0	26.6	—	—	8.9
2004	14.8[5]	15.5	23.0	—	—	(12.8)
Average tied core capital (BIS, € millions)						
2005	7,186	5,725	4,576	418	817	18,722
2004	7,081	5,078	4,240	748	851	17,998
Average shareholders' equity (€ millions)[6]						
2005	5,578	4,445	3,553	325	634	14,535
2004	5,901	4,232	3,534	623	710	15,000

1 figures not shown as they have no informative value

2 net income before taxes as a proportion of average shareholders' equity allocated in accordance with the structure of average tied core capital (excluding change in valuation of financial instruments) including segmented minority interest

3 2005 figures adjusted for "restructuring costs and additional provisions for losses on loans and advances"

4 2004 figures adjusted for amortization of goodwill, restructuring costs, and allocation to special provisions for bad debts

5 Germany business segment as per figures shown before reorganization in 2004 Annual Report: -31.3%, -0.3% (adjusted)

6 shareholders' equity used to calculate return on equity before taxes (excluding change in valuation of financial instruments), including minority interest

24

Balance sheet figures, broken down by business segment[1]

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Assets held for trading purposes						
2005	43	1,007	101,658	—	811	103,519
2004	51	2,007	88,733	—	920	91,711
Total volume of lending						
2005	142,591	101,282	73,317	9,581	5,848	332,619
2004	146,766	92,321	63,931	15,382	6,193	324,593
Deposits from other banks						
2005	1,409	30,975	96,245	—	(14,890)	113,739
2004	1,197	25,498	91,628	—	(14,717)	103,606
Amounts owed to other depositors						
2005	60,930	58,124	36,448	308	2,611	158,421
2004	60,677	54,097	28,186	363	1,128	144,451
Promissory notes and other liabilities evidenced by paper						
2005	67	9,226	26,664	—	70,025	105,982
2004	76	7,836	18,029	—	83,621	109,562

[1] balance sheet figures are shown by segment to the extent that they can be directly assigned or can be allocated to segments on a reasonable basis

25

Risk provision rates, broken down by operational business segment

	Germany	Austria and CEE	Corporates & Markets
Net addition rate (%)			
2005	0.65	0.50	0.08
2004 (reorganized)[1]	0.27[2]	0.43	(0.11)
Loan-loss rate (%)			
2005	0.45	0.47	0.59
2004 (reorganized)[1]	0.72	0.74	0.71
Total allowances for losses on loans and advances (€ millions)			
2005	3,023	3,439	937
2004 (reorganized)[1]	2,733	3,387	1,251
Provision rate (%)			
2005	2.12	3.40	1.28
2004 (reorganized)[1]	1.86	3.67	1.96

[1] reorganized for the initial application of modified IFRSs and changes to the organizational structure

[2] net addition rate for 2004 before reorganization: 0.85%

26

Employees, broken down by business segment and service division

	2005	2004
Germany	12,303	12,203
Austria and CEE	27,508	24,727
Corporates & Markets	4,136	2,568
Group Services	8,284	8,925
Core IT	2,563	2,595
Group Corporate Center[1]	6,224	6,528
Other	233	260
Total	**61,251**	**57,806**

[1] Group Corporate Center includes employees who perform services for the Real Estate Restructuring segment

27

Segment reporting by region (secondary segmentation)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

€ millions	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consolidation	HVB Group
Operating revenues								
2005	5,024	2,807	709	1,777	139	85	(633)	9,908
2004	4,862	2,614	688	1,334	264	56	(560)	9,258
Provisions for losses on loans and advances								
2005	1,038	379	46	126	(74)	(2)	—	1,513
2004	1,377	313	31	87	(9)	(4)	—	1,795
General administrative expenses								
2005	3,456	1,818	276	908	94	67	(37)	6,582
2004	3,250	1,804	243	707	123	57	(66)	6,118
Operating profit (loss)								
2005	530	610	387	743	119	20	(596)	1,813
2004	235	497	414	540	150	3	(494)	1,345
Profit (loss) from ordinary activities/net income (loss) before taxes								
2005	(170)	657	415	838	135	24	(600)	1,299
2004	(2,847)	391	404	506	114	13	(494)	(1,913)

Cost-income ratio (based on operating revenues), broken down by region

in %	2005	2004
Germany	68.8	66.8
Austria	64.8	69.0
Other Western Europe	38.9	35.3
Central and Eastern Europe	51.1	53.0
Americas	67.6	46.6
Asia	78.8	101.8
Group	**66.4**	**66.1**

Employees, broken down by region

	2005	2004
Germany	25,688	26,259
Austria	11,490	12,414
Other Western Europe	1,009	1,034
Central and Eastern Europe	22,452	17,496
Africa	2	1
Americas	323	322
Asia	287	277
Australia	—	3
Group	**61,251**	**57,806**

Total volume of lending, broken down by region

€ millions	2005	2004
Germany	180,134	186,579
Austria	79,797	78,301
Other Western Europe	37,989	34,974
Central and Eastern Europe	29,703	20,768
Americas	11,753	8,988
Asia	4,994	4,230
Consolidation	(11,751)	(9,247)
Group	**332,619**	**324,593**

28

Net interest income

€ millions	2005	2004
Interest and similar income from		
lending and money market transactions	14,709	15,010
fixed-income securities and government-inscribed debt	1,413	1,402
equity securities and other variable-yield securities	189	166
subsidiaries	137	178
companies accounted for using the equity method	101	105
participating interests	117	65
investment property	29	34
Interest expense and similar charges for		
deposits	5,783	5,787
promissory notes and other liabilities evidenced by paper	4,252	4,702
subordinated capital	950	963
Income from hedges as a result of		
hedge accounting	(6)	(3)
Net income from lease operations	**181**	**157**
Total	**5,885**	**5,662**

Interest income and interest expense for financial assets and liabilities not carried at fair value through profit or loss totaled €16,229 million and €10,968 million, respectively.

Interest margin

in %	2005	2004
Based on average risk assets (BIS)[1]	2.71	2.62
Based on average volume of business	1.53	1.45

[1] relating to on-balance-sheet transactions

29

Provisions for losses on loans and advances

€ millions	2005	2004
Additions	3,402	3,152
Allowances for losses on loans and advances	3,207	3,027
Allowances for losses on guarantees and indemnities	195	125
Releases	(1,802)	(1,284)
Allowances for losses on loans and advances	(1,748)	(1,144)
Allowances for losses on guarantees and indemnities	(54)	(140)
Recoveries from write-offs of loans and advances	(87)	(73)
Total	**1,513**	**1,795**

Allowances to related entities for losses on loans and advances

€ millions	2005	2004
Non-consolidated subsidiaries	4	—
Joint ventures	—	—
Associated companies	—	—
Other participating interests	—	—
Total	**4**	**—**

30

Net commission income

€ millions	2005	2004
Securities and custodial services	1,319	1,105
Foreign trade operations/ money transfer operations	1,148	992
Lending operations	517	466
Brokerage of third-party products	124	124
Other service operations	132	158
Total	**3,240**	**2,845**

31

Gains less losses arising from trading securities (trading profit)

€ millions	2005	2004
Equity contracts	303	238
Interest rate and currency contracts	623	490
Total	**926**	**728**

This item includes interest and dividend income totaling €925 million and refinancing costs totaling a negative item of €561 million resulting from the balance of assets and liabilities held for trading purposes.

32

General administrative expenses

€ millions	2005	2004
Personnel expense	**3,734**	**3,514**
Wages and salaries	2,868	2,624
Social security costs	492	477
Pension and other employee benefit costs	374	413
Other administrative expenses	**2,185**	**2,029**
Depreciation and amortization	**663**	**575**
on property, plant and equipment	399	316
on software and other intangible assets, excluding goodwill	264	259
Total	**6,582**	**6,118**

The Management Board contracts in force until December 31, 2005 contain the promise of so-called phantom stocks alongside fixed compensation and the performance bonus. Stock option schemes and stocks are not included, however.

The Management Board contracts in force from January 1, 2006, on the other hand, include a long-term incentive among other components.

33

Balance of other operating income and expenses

€ millions	2005	2004
Other operating income	349	344
Other operating expenses	492	321
Balance of other operating income and expenses	**(143)**	**23**

Other operating income and expenses no longer includes any deconsolidation effects caused by the complete or partial disposal of fully consolidated companies. Starting with the interim report for the third quarter of 2005, such amounts are now carried under net income from investments.

The largest items on the income side relates to the reversal of accruals and provisions other than loan-loss provisions amounting to €111 million. The disposal of property, plant and equipment netted gains of €43 million; income from external charges totaled €36 million. This is offset by other operating expenses arising among other things from additions of €177 million to provisions other than loan-loss provisions, expenses of €45 million arising from currency translation under IAS 21.28, and write-downs and losses of €40 million on the disposal of property, plant and equipment, and other assets.

34

Operating revenues

€ millions	2005	2004
Net interest income	5,885	5,662
Net commission income	3,240	2,845
Gains less losses arising from trading securities (trading profit)	926	728
Balance of other operating income and expenses	(143)	23
Total	**9,908**	**9,258**

35

Effects of changes in foreign exchange rates

	Year-on-year change in income statement	Currency effects included in change	Year-on-year change adjusted for currency effects	
	€ millions	€ millions	€ millions	in %
Net interest income	223	80	143	2.5
Net commission income	395	41	354	12.4
Gains less losses arising from trading securities (trading profit)	198	4	194	26.6
General administrative expenses	464	69	395	6.5

36

Net income from investments

€ millions	2005	2004
Net income from investments	321	14
Available-for-sale investments	318	(57)
Held-to-maturity investments	20	2
Fair-value-option investments	(10)	(17)
Companies accounted for using the equity method	88	(2)
Subsidiaries held for sale	156	78
Investment property	(251)	10

The largest individual items under net income from investments are the gains on disposal of the Bank's holding in Münchener Rückversicherungs-Gesellschaft AG (+€208 million), the disposal of the 28.2% interest in Investkredit Bank AG, Vienna (+€130 milion), the deconsolidation gain arising from a reduction in the Bank's interest in HVB Bank Romania S.A., Bucharest (+€127 million) in conjunction with the acquisition of Banca Comerciala "Ion Tiriac" S.A., Bucharest, and the gains on the disposal of the Bank's holdings in Premiere AG (+€63 million) and Rhön-Klinikum (+€36 million). This is offset by non-recurrent expenditure in connection with the acquisition of real estate from the fund assets of a property fund managed by the Bank's Internationales Immobilien-Institut GmbH (iii-investments) subsidiary (-€225 million) and various write-downs on shareholdings. Apart from this, net income from investments contains no significant individual items.

37

Amortization of goodwill

In contrast to previous years, compliant with IFRS 3 in conjunction with IAS 36, scheduled amortization is no longer taken on goodwill. The Bank tested for impairment of goodwill at business unit level.

38

Restructuring costs

The restructuring costs of €546 million accruing in 2005 essentially relate to the business combination of HVB Group with the UniCredit Group. Most of the total can be attributed to transfers to restructuring provisions, depreciation, amortization and write-downs of noncurrent assets, and fees. The restructuring provisions are earmarked primarily for severance packages. For the most part, the restructuring provision will be consumed in 2006 and 2007. This item also includes a restructuring provision of €90 million at BA-CA AG relating to the restructuring of the SMEs Austria segment in the course of the combination with the UniCredit Group. This provision is planned for use in 2006 and 2007.

39

Balance of other income and expenses

€ millions	2005	2004
Other income	—	—
Other expenses	**289**	**357**
of which:		
Other taxes	17	7
Absorbed losses	272	220
Risk shield	—	130
Balance of other income and expenses	**(289)**	**(357)**

Of the total losses absorbed in 2005, €256 million relate to HVB Immobilien AG due to the existing profit-and-loss transfer agreement with HVB AG. These include the losses of real estate subsidiaries of the HVB Immobilien AG subgroup, which is not consolidated in fiscal 2005. The profits and losses of the companies allocated to this subgroup are included in the consolidated financial statements as a result of the profit-and-loss transfer agreement between HVB Immobilien AG and HVB AG. The HVB Immobilien AG subgroup will be fully consolidated in the consolidated financial statements of HVB Group with effect from January 1, 2006.

40

Taxes on income

€ millions	2005	2004
Current taxes	442	210
Deferred taxes	(180)	14
Total	**262**	**224**

The income arising from deferred taxes is primarily attributable to temporary differences originating or being reversed (deferred tax income of €207 million) and the origination or use of tax losses carried forward (deferred tax expense of €73 million).

The differences between computed taxes on income and recognized taxes on income are shown in the following reconciliation.

€ millions	2005	2004
Net income (loss) before taxes	1,299	(1,913)
Applicable tax rate	26.4%	26.4%
Computed taxes on income	343	(505)
Tax effects		
arising from prior years and changes in tax rates	(35)	91
arising from foreign income	(95)	(86)
arising from non-taxable income	(211)	(181)
arising from different tax laws	(139)	(13)
arising from non-deductible expenses	97	119
arising from valuation adjustments and the non-recognition of deferred taxes	299	764
arising from amortization of goodwill	—	43
arising from other differences	3	(8)
Recognized taxes on income	**262**	**224**

The tax rate applicable in the year under review remained unchanged at 26.4%. It comprises the current rate of corporate income tax in Germany of 25.0% and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily current and deferred trade tax in Germany calculated using non-uniform tax rates, and a reduction in corporate income tax and the solidarity surcharge arising from the deductibility of municipal trade tax.

Alongside the effects arising from the reduction and increase in deferred tax assets compliant with IAS 12.56 and IAS 12.37, the item effects on taxes arising from valuation adjustments and the non-recognition of deferred taxes comprises the effects due to the non-recognition of deferred tax assets due to tax losses carried forward and temporary differences in the current fiscal year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and IAS 12.44, no deferred tax assets or liabilities may be recognized.

The deferred tax liabilities and assets are broken down as follows:

€ millions	2005	2004
Deferred tax liabilities		
Placements with, and loans and advances to, other banks and customers, incl. provisions for losses on loans and advances	79	202
Assets/liabilities held for trading purposes	221	643
Investments	601	601
Property, plant and equipment/ intangible assets	86	102
Other assets/liabilities	261	671
Deposits from other banks/ amounts owed to other depositors	6	27
Other	74	370
Recognized deferred tax liabilities	**1,328**	**2,616**
Deferred tax assets		
Assets/liabilities held for trading purposes	588	997
Investments	262	259
Property, plant and equipment/ intangible assets	53	71
Provisions	445	616
Other assets/liabilities	432	1,085
Placements with, and loans advances to, other banks and customers, incl. provisions for losses on loans and advances	95	140
Losses carried forward	556	595
Other	236	173
Recognized deferred tax assets	**2,667**	**3,936**

German corporations are generally charged a definitive corporate income tax rate of 25.0% (2004: 25.0%), irrespective of whether the earnings are distributed or not. Deferred taxes were measured for the Bank's domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective multiplier. Given the deductibility of municipal trade tax when calculating corporate income tax, this results in an unchanged assessment rate for deferred taxes of 39.8% at the parent bank.

The available-for-sale reserve was reduced by €77 million due to deferred taxes in the year under review. Deferred tax assets of €26 million were offset against the hedge reserve in 2005. In each case, the deferred tax items offset directly against reserves are amounts before adjustment of minority interest.

Compliant with IAS 12, no deferred tax assets have been recognized for tax losses carried forward totaling €5,937 million (2004: €6,492 million) and deductible temporary differences of €1,104 million (€401 million).

41

Earnings per share

	2005	2004
Net income (loss) adjusted for minority interest (adjusted, € millions)[1]	1,163	490
Net income (loss) adjusted for minority interest (€ millions)	642	(2,425)
Average number of shares	750,699,140	697,096,530
Earnings per share (adjusted, €)[1]	**1.55**	**0.70**
Earnings per share (€)	**0.86**	**(3.48)**

[1] 2005 figures adjusted for "restructuring costs and additional provisions for losses on loans and advances"; 2004 figures adjusted for amortization of goodwill, restructuring costs, and allocation to special provisions for bad debts

42

Statement of value added

Creation:

€ millions	2005	2004
Operating revenues	9,908	9,258
Net income from investments	321	14
Total income	10,229	9,272
Provisions for losses on loans and advances	1,513	1,795
Other administrative expenses	2,185	2,029
Depreciation and amortization on property, plant and equipment, and intangible assets	663	740
Addition to restructuring provisions, allocation to special provisions for bad debts and other expenses (excl. taxes)	818	3,100
Value added	**5,050**	**1,608**

Use:

€ millions	2005	2004
Value added	**5,050**	**1,608**
Employees (personnel expense)	3,734	3,514
Public authorities (taxes)	279	231
HVB AG shareholders (dividend)	191	—
Minority interest	395	288
Companies	451	(2,425)

NOTES TO THE CONSOLIDATED BALANCE SHEET

43 Cash reserve[1]

€ millions	2005	2004
Cash on hand and balances with central banks	7,269	6,644
Treasury bills and other bills eligible for refinancing with central banks	488	259
Treasury bills, zero-interest		
Treasury notes and similar instruments of public-sector entities	322	21
Bills of exchange	166	238
Total	**7,757**	**6,903**

[1] cash and cash equivalents

44 Assets held for trading purposes

€ millions	2005	2004
Debt securities and other fixed income securities	41,838	37,398
Money market instruments	1,594	959
Bonds and notes	40,244	36,439
issued by public-sector borrowers	7,651	8,149
issued by other borrowers	32,593	28,290
of which:		
Marketable securities	41,692	36,931
listed	36,387	33,212
unlisted	5,305	3,719
Equity securities and other variable-yield securities	11,663	5,481
Equity securities	9,833	4,097
Investment securities	1,697	913
Other	133	471
of which:		
Marketable securities	10,986	4,707
listed	10,899	4,530
unlisted	87	177
Positive fair values from derivative financial instruments	44,371	44,958
Other assets held for trading purposes	5,647	3,874
Total	**103,519**	**91,711**

Debt securities and other fixed income securities receivable from related entities

€ millions	2005	2004
Non-consolidated subsidiaries	1	18
Joint ventures	—	—
Associated companies	53	155
Other participating interests	20	50
Total	**74**	**223**

45 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

€ millions	2005	2004
Placements, loans and advances		
Municipal loans	1,436	874
Real estate loans	24	1
Other placements, loans and advances	21,035	21,424
Investments	**34,734**	**25,180**
Total	**57,229**	**47,479**

Placements with, and loans and advances to, other banks in Germany and other regions

€ millions	2005	2004
Banks in Germany	16,235	10,613
Banks in other regions	40,994	36,866
Total	**57,229**	**47,479**

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	2005	2004
Repayable on demand	13,459	10,352
With agreed maturities	43,770	37,127
up to 3 months	27,516	21,999
from 3 months to 1 year	7,331	4,319
from 1 year to 5 years	5,939	5,379
from 5 years and over	2,984	5,430
Total	**57,229**	**47,479**

The carrying amount of the placements with, and loans and advances to, other banks designated as at fair value through profit or loss at initial recognition (fair-value option) totals €598 million.

Placements with, and loans and advances to, related entities

€ millions	2005	2004
Non-consolidated subsidiaries	399	358
Joint ventures	—	—
Associated companies	791	956
Other participating interests	73	49
Total	**1,263**	**1,363**

46 Loans and advances to customers

Loans and advances to customers, broken down by type of business

€ millions	2005	2004
Loans and advances		
Municipal loans	19,004	21,357
Real estate loans	111,514	118,905
Other loans and advances	140,093	130,717
Investments	**4,032**	**4,140**
Total	**274,643**	**275,119**

This item includes a portfolio with a nominal volume of €2.1 billion which is intended for sale. In the light of contractual confidentiality clauses, assets allocated to this portfolio cannot be shown separately.

Loans and advances to customers in Germany and other regions

€ millions	2005	2004
Customers in Germany	154,175	166,041
Customers in other regions	120,468	109,078
Total	**274,643**	**275,119**

Loans and advances to customers, broken down by maturity

€ millions	2005	2004
Repayable on demand	23,423	25,623
With agreed maturities	251,220	249,496
up to 3 months	35,679	33,282
from 3 months to 1 year	18,774	18,961
from 1 year to 5 years	55,602	55,669
from 5 years and over	141,165	141,584
Total	**274,643**	**275,119**

The carrying amount of the loans and advances to customers designated as at fair value through profit or loss at initial recognition (fair-value option) totals €2,384 million.

Loans and advances to related entities

€ millions	2005	2004
Non-consolidated subsidiaries	2,559	2,558
Joint ventures	10	87
Associated companies	254	257
Other participating interests	3,072	2,543
Total	**5,895**	**5,445**

Amounts receivable from lease operations (finance lease)

€ millions	2005	2004
Gross investment		
(by remaining maturity)		
up to 3 months	470	443
from 3 months to 1 year	1,059	930
from 1 year to 5 years	3,116	2,575
from 5 years and over	3,309	3,293
Total gross investment	**7,954**	**7,241**
of which:		
Unguaranteed residual values	1,147	1,047
Unrealized finance income		
(by remaining maturity)		
up to 3 months	(45)	(103)
from 3 months to 1 year	(139)	(156)
from 1 year to 5 years	(438)	(489)
from 5 years and over	(747)	(856)
Total unrealized finance income	**(1,369)**	**(1,604)**
Net investment (by remaining maturity)		
up to 3 months	425	340
from 3 months to 1 year	920	774
from 1 year to 5 years	2,678	2,086
from 5 years and over	2,562	2,437
Total net investment	**6,585**	**5,637**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease and any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments made over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realized by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unrealized finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

47

Allowances for losses on loans and advances

Analysis of provisions for losses on loans and advances

€ millions	Counterparty risk		Portfolio allowances		Total	
	2005	2004	2005	2004	2005	2004
Balance at January 1	**12,924**	**10,958**	**480**	**513**	**13,404**	**11,471**
Changes affecting income						
Gross additions	2,705	5,141	502	386	3,207	5,527
Releases	(1,651)	(1,119)	(97)	(25)	(1,748)	(1,144)
Changes not affecting income						
Changes due to make-up of group of consolidated companies	53	95	37	(1)	90	94
Use of existing loan-loss allowances	(2,328)	(2,317)	(306)	(366)	(2,634)	(2,683)
Effects of currency translation and other changes not affecting income	275	166	(24)	(27)	251	139
Disposal group held for sale	(59)	—	—	—	(59)	—
Balance at December 31	**11,919**	**12,924**	**592**	**480**	**12,511**	**13,404**

Breakdown of allowances for losses on loans and advances

€ millions	2005	2004
Placements with, and loans and advances to, other banks	169	177
Loans and advances to customers	11,750	12,747
Portfolio allowances	592	480
Total	**12,511**	**13,404**

48

Analysis of total volume of lending and loan-loss provision ratios

Total volume of lending

€ millions	2005	2004
Placements with, and loans and advances to, other banks	22,495	22,299
Loans and advances to customers	270,611	270,979
Contingent liabilities	39,513	31,315
Total	**332,619**	**324,593**

Ratio of allowances to total lendings

	2005	2004
Total allowances for losses on loans and advances (€ millions)	12,993	13,909
Allowances for losses on loans and advances (€ millions)	12,511	13,404
Allowances for losses on guarantees and indemnities (€ millions)	482	505
Total volume of lending (€ millions)	332,619	324,593
Provision rate[1] (%)	**3.91**	**4.29**

[1] total allowances divided by total volume of lending

Net addition rate

	2005	2004
Provisions for losses on loans and advances (€ millions)	1,513	1,795
Total volume of lending (€ millions)	332,619	324,593
Net addition rate[1] (%)	**0.45**	**0.55**

[1] provisions for losses on loans and advances divided by total volume of lending

Loan-loss rate

	2005	2004
Use of existing loan-loss allowances (€ millions)	2,634	2,683
+ Use of allowances for losses on guarantees and indemnities (€ millions)	14	4
– Recoveries from written-off loans and advances (€ millions)	87	73
Loan losses (€ millions)	2,561	2,614
Total volume of lending (€ millions)	332,619	324,593
Loan-loss rate[1] (%)	**0.77**	**0.81**

[1] loan losses divided by total volume of lending

49

Investments

Analysis of investments

€ millions	2005	2004
Held-to-maturity investments		
Debt securities and other fixed-income securities	8,017	8,417
Available-for-sale investments	14,961	16,207
Non-consolidated subsidiaries	1,149	1,777
Participating interests	1,693	1,475
Debt securities and other fixed-income securities	7,491	7,672
Equity securities and other variable-yield securities	4,628	5,283
of which: long-term securities	4,052	4,808
Fair-value-option investments	21,136	18,203
Debt securities and other fixed-income securities	19,134	16,266
Equity securities and other variable-yield securities	2,002	1,937
Companies accounted for using the equity method	1,036	1,224
of which: goodwill	83	83
Investment property	533	432
Total	**45,683**	**44,483**

Breakdown of carrying amounts at December 31, 2005

€ millions	Non-consolidated subsidiaries	Companies accounted for using the equity method	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	83	571	875	32,605	4,978	39,112
listed securities	15	571	724	29,123	1,807	32,240
unlisted securities	68	—	151	3,482	3,171	6,872

€5,738 million of the debt securities and other fixed-income securities mature in 2006.

Statement of changes in non-consolidated subsidiaries, participating interests, companies accounted for using the equity method, and investment property

€ millions	Non-consolidated subsidiaries	Participating interests	Companies accounted for using the equity method		Investment property	Total
			total	of which: goodwill[1]		
Acquisition cost						
Balance at Jan. 1, 2005	2,558	2,121	1,107	83	669	6,455
Changes in consolidated group	4	1	(1)	—	1	5
Changes arising from foreign currency translation	58	(1)	1	—	(3)	55
Additions	566	242	40	—	529	1,377
Reclassifications	(359)	(25)	(113)	—	(46)	(543)
Disposals	(983)	(242)	(85)	—	(255)	(1,565)
Disposal group held for sale	—	(2)	—	—	—	(2)
Balance at Dec. 31, 2005	1,844	2,094	949	83	895	5,782
Changes in valuation not affecting income						
Balance at Jan. 1, 2005	11	219	—	—	—	230
Changes in consolidated groups	—	—	—	—	—	—
Changes arising from foreign currency translation	—	—	—	—	—	—
Changes in value not affecting income	—	216	—	—	—	216
Reclassifications	—	—	—	—	—	—
Disposals	—	(4)	—	—	—	(4)
Disposal group held for sale	—	—	—	—	—	—
Balance at Dec. 31, 2005	11	431	—	—	—	442
Cumulative change arising from accounting using the equity method	**—**	**—**	**159**	**—**	**—**	**159**
Write-downs and write-ups						
Balance at Jan. 1, 2005	(792)	(865)	(4)	—	(237)	(1,898)
Changes in consolidated group	—	—	—	—	—	—
Changes arising from foreign currency translation	(14)	—	—	—	—	(14)
Write-downs	(43)	(25)	(68)	—	(232)	(368)
Write-ups	—	—	—	—	—	—
Reclassifications	112	—	—	—	6	118
Disposals	31	57	—	—	101	189
Disposal group held for sale	—	1	—	—	—	1
Balance at Dec. 31, 2005	(706)	(832)	(72)	—	(362)	(1,972)
Carrying amounts						
Balance at Dec. 31, 2005	1,149	1,693	1,036	83	533	4,411
Balance at Dec. 31, 2004	1,777	1,475	1,224	83	432	4,908

[1] retroactive adjustment of prior year figures for BA-CA companies accounted for using the equity method compliant with IFRS 3

The following table shows the breakdown of debt securities and other fixed-income securities, as well as equity securities and other variable-yield securities

€ millions	2005	2004
Debt securities and other fixed-income securities	34,642	32,355
Money market instruments	1,731	1,607
Bonds and notes	32,911	30,748
issued by public-sector borrowers	14,543	13,217
issued by other borrowers	18,368	17,531
Equity securities and other variable-yield securities	6,630	7,220
of which:		
Equity securities	2,109	3,364
Investment securities	2,839	2,244

Debt securities and other fixed-income securities receivable from related entities

€ millions	2005	2004
Non-consolidated subsidiaries	9	—
Joint ventures	—	—
Associated companies	131	171
Other participating interests	123	97
Total	**263**	**268**

Fair value of investments

The fair value of investment property totaled €562 million (2004: €527 million). The appraisals prepared to calculate the fair values are based on recognized appraisal methods used by external assessors, primarily taking the form of asset-value and gross-rental methods.

The fair value of major investments in listed non-banks totals €2.2 billion. The comparison with the carrying amount gives rise to a price reserve of around €0.4 billion.

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Major investments in listed non-banks

	2005 Interest[1] in %	2005 Market value € millions	2004 Interest[1] in %	2004 Market value € millions
Agrob AG	52.7	22	52.7	17
Babcock & Brown Ltd.	8.4	206	8.4	119
CA Immobilien Anlagen AG	1.4	13	1.8	13
ERGO Versicherungsgruppe Aktiengesellschaft	< 5.0	400	< 5.0	267
Münchener Rückversicherungs-Gesellschaft AG	4.9	1,281	< 10.0	2,068
Rhön-Klinikum AG[2]	—	—	18.5	217
Unternehmens Invest AG	13.0	6	13.0	5
Wienerberger AG	5.2	132	15.2	395
Wüstenrot & Württembergische AG	7.5	94	7.5	97
Total		**2,154**		**3,198**

[1] aggregate total
[2] sold in 2005

50

Property, plant and equipment

€ millions	Land and buildings	Plant and office equipment	Leased assets from operating lease	Construction in progress	Total
Acquisition/production cost					
Balance at Jan. 1, 2005	3,255	2,396	42	76	5,769
Changes in consolidated group	(99)	62	—	4	(33)
Changes arising from foreign currency translation	13	24	3	1	41
Additions	113	157	35	57	362
Reclassifications	85	(5)	4	(46)	38
Disposals	(2)	(275)	(7)	(33)	(317)
Disposal group held for sale	(25)	(34)	—	(6)	(65)
Balance at Dec. 31, 2005	3,340	2,325	77	53	5,795
Depreciation and write-ups					
Balance at Jan. 1, 2005	(1,149)	(1,750)	(15)	—	(2,914)
Changes in consolidated group	66	(39)	—	(2)	25
Changes arising from foreign currency translation	(6)	(18)	(1)	—	(25)
Depreciation	(77)	(200)	(13)	—	(290)
Impairments	(126)	(11)	—	—	(137)
Write-ups	—	—	—	—	—
Reclassifications	(22)	3	(11)	—	(30)
Disposals	7	254	5	—	266
Disposal group held for sale	11	22	—	—	33
Balance at Dec. 31, 2005	(1,296)	(1,739)	(35)	(2)	(3,072)
Carrying amounts					
Balance at Dec. 31, 2005	2,044	586	42	51	2,723
Balance at Dec. 31, 2004	2,106	646	27	76	2,855

51

Intangible assets

Amortization of goodwill is shown in a separate item in the income statement. Amortization of software and other intangible assets is stated under depreciation and amortization on intangible assets under general administrative expenses.

Analysis of intangible assets

€ millions	Goodwill from subsidiaries	of which: acquired	Software of which: internally-generated	Other intangible assets	Advance payments for intangible assets
Acquisition/production cost					
Balance at Jan. 1, 2005	3,945	764	533	153	257
Changes in consolidated group	206	44	4	5	1
Changes arising from foreign currency translation	(2)	6	1	6	2
Additions	6	83	40	57	140
Reclassifications	(6)	18	26	(6)	(44)
Disposals	(118)	(31)	(59)	(9)	(29)
Disposal group held for sale	(75)	—	(34)	—	—
Balance at Dec. 31, 2005	3,956	884	511	206	327
Amortization and write-ups					
Balance at Jan. 1, 2005	(2,106)	(568)	(252)	(99)	—
Changes in consolidated group	12	(25)	—	—	—
Changes arising from foreign currency translation	(2)	(6)	(1)	(5)	—
Amortization	—	(112)	(120)	(19)	—
Impairments	—	(7)	(10)	(7)	(101)
Write-ups	—	—	—	—	—
Reclassifications	53	3	—	1	—
Disposals	118	29	60	9	5
Disposal group held for sale	24	—	18	—	—
Balance at Dec. 31, 2005	(1,901)	(686)	(305)	(120)	(96)
Carrying amounts					
Balance at Dec. 31, 2005	2,055	198	206	86	231
Balance at Dec. 31, 2004	1,839	196	281	54	257

52 Income tax assets

€ millions	2005	2004
Current tax assets	224	221
Deferred tax assets	2,667	3,936
Total	**2,891**	**4,157**

53 Other assets

€ millions	2005	2004
Positive fair values arising from derivative financial instruments	3,118	3,250
Miscellaneous other assets	2,117	1,798
Prepaid expenses	338	407
Total	**5,573**	**5,455**

Positive fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk.

Miscellaneous other assets

This item includes non-banking receivables, among other things.

54 Disposal group held for sale

The business combination of HVB Group with UniCredit Group and the associated indirect acquisition of BA-CA by UniCredit is subject to a condition set by the Croatian banking regulatory authority regarding the sale of HVB Splitska banka d. d., Split. Consequently the Management Board of BA-CA has decided to dispose of HVB Splitska banka, which is assigned to the Austria and CEE business segment, within a year. The finalization of the sale is subject to the prior approval of the Supervisory Board.

Compliant with IFRS 5, the assets and liabilities of the disposal group held for sale at December 31, 2005 are shown separately in the balance sheet. As the offers received to date do not indicate a need for write-downs, the assets and liabilities (see also Note 66 "Liabilities held for sale") are disclosed at their carrying amount.

Breakdown of the assets of the disposal group held for sale

€ millions	2005
Cash reserve	598
Assets held for trading purposes	226
Placements with, and loans and advances to, other banks	169
Loans and advances to customers	1,913
Allowances for losses on loans and advances	(59)
Investments	267
Property, plant and equipment	32
Intangible assets	67
Income tax assets	7
Other assets	20
Total assets	**3,240**

55 Subordinated assets

The following asset items include subordinated assets:

€ millions	2005	2004
Placements with, and loans and advances to, other banks	**2,690**	**2,717**
of which:		
to non-consolidated subsidiaries	26	29
to joint ventures	—	—
to associated companies	2	2
to other participating interests	—	19
Loans and advances to customers	**791**	**906**
of which:		
to non-consolidated subsidiaries	5	4
to joint ventures	—	—
to associated companies	—	—
to other participating interests	—	—
Assets held for trading purposes	**1,777**	**1,283**
Investments	**910**	**791**
Total	**6,168**	**5,697**

56

Repurchase agreements

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €39.1 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities (see also Note 71 "Assets assigned or pledged as security for own liabilities"). They comprise mainly repo transactions on international money markets and open-market transactions with central banks.

57

Securitization

Securitization involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitization programs is the desire to reduce the risk in the Bank's loan portfolio. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralization in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes, and so on) in the case of synthetic securitization, and by selling balance sheet assets (true sale) in the case of traditional securitization.

In 2005, HVB Group continued its securitization activities with three new securitization transactions (GELDILUX-TS-2005 S.A., Success-2005 B.V., and PROVIDE-A 2005-1). The corresponding volume of lending newly outplaced totaled €10.6 billion at year-end, serving to deduct €8.5 billion from risk-weighted assets in accordance with BIS rules. At the same time, the GELDILUX 2002-1 transaction involving a volume of lending of €3.0 billion expired in 2005. This reversed a reduction of €2.3 billion in risk-weighted assets in accordance with BIS rules.

At December 31, 2005, the total volume of lending in the Bank's full set of ongoing securitization programs totaled €28.9 billion (2004: €23.9 billion), serving to deduct €19.9 billion (2004: €15.5 billion) from risk-weighted assets in accordance with BIS rules.

In the case of both true sale transactions performed in 2005 – GELDILUX-TS-2005 S.A. and Success-2005 B.V. – the underlying receivables with a carrying amount of €5.9 billion are still, in accordance with the derecognition rules set forth in IAS 39, carried in full in the consolidated balance sheet prepared in accordance with IFRS. The carrying amount of the associated liabilities compliant with IAS 32.94 totals €5.9 billion.

As a rule, the originator of securitization programs retains a small slice of the risk in the form of a first loss piece or an interest subparticipation.

In the programs listed below, the first loss pieces total €297 million and the interest subparticipations €117 million.

Issuer	Transaction name	Maturity in years	Type of asset securitized	Total volume of lending	Reduction in risk-weighted assets, as defined by BIS rules[1]
				€ millions	€ millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Securities portfolio	171	44
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Corporate loans	309	270
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	Private mortgage loans	500	444
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	50	Private mortgage loans	3,378	1,308
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	50	Private mortgage loans	3,385	1,308
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Corporate loans	264	240
Bayerische Hypo- und Vereinsbank AG	LOMBARD Securities No. 1	7	Corporate loans	802	802[2]
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	11	Corporate loans	612	595
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	50	Private mortgage loans	2,440	1,532
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	10	Corporate loans	1,095	995
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	40	Private mortgage loans	2,803	1,668
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Euroloans	expired in June 2005	
HVB Banque Luxembourg S.A.	GELDILUX-TS-2003	3	Euroloans	1,400	1,334
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Corporate loans	490	395
Total for 1998 – 2003 HVB Group				**17,649**	**10,935**
Bayerische Hypo- und Vereinsbank AG	Wolfgang	36	Securities portfolio	675	477
Total for 2004 HVB Group				**675**	**477**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2005-1	40	Private mortgage loans	4,680	2,891
HVB Banque Luxembourg S.A.	GELDILUX-TS-2005	Series 1: 3.1 Series 2: 3.6 Series 3: 5.1	Euroloans	5,496	5,148
Bank Austria Creditanstalt Leasing GmbH	Success-2005 B.V.	8	Leasing receivables	425	425
Total for 2005 HVB Group				**10,601**	**8,464**
Total				**28,925**	**19,876**

[1] does not include any retained risks in the form of first loss pieces or interest subparticipations. Other retained tranches are not listed

[2] the risk-weighted assets as of the date when the transaction was concluded are shown for the static true sale transaction "Lombard"

The values shown are carrying amounts relating to the respective closing date.

58 Deposits from other banks

Deposits from other banks in Germany and other regions

€ millions	2005	2004
Banks in Germany	37,497	35,835
Banks in other regions	76,242	67,771
Total	**113,739**	**103,606**

Deposits from other banks, broken down by maturity

€ millions	2005	2004
Repayable on demand	16,394	10,249
With agreed maturities	97,345	93,357
up to 3 months	65,965	60,565
from 3 months to 1 year	7,304	6,745
from 1 year to 5 years	9,562	9,418
from 5 years and over	14,514	16,629
Total	**113,739**	**103,606**

Amounts owed to related entities

€ millions	2005	2004
Non-consolidated subsidiaries	2,699	337
Joint ventures	311	39
Associated companies	10,730	11,090
Other participating interests	136	206
Total	**13,876**	**11,672**

59 Amounts owed to other depositors

Amounts owed to other depositors in Germany and other regions

€ millions	2005	2004
Customers in Germany	75,326	72,272
Customers in other regions	83,095	72,179
Total	**158,421**	**144,451**

Amounts owed to other depositors, broken down by maturity – Savings deposits and home-loan savings deposits

€ millions	2005	2004
With agreed maturities		
up to 3 months	21,102	21,070
from 3 months to 1 year	3,166	3,528
from 1 year to 5 years	5,576	4,822
from 5 years and over	6,867	7,088
Total	**36,711**	**36,508**

Other liabilities

€ millions	2005	2004
Repayable on demand	65,303	52,721
With agreed maturities	56,407	55,222
up to 3 months	37,117	35,781
from 3 months to 1 year	7,013	5,084
from 1 year to 5 years	4,781	7,204
from 5 years and over	7,496	7,153
Total	**121,710**	**107,943**

Amounts owed to related entities

€ millions	2005	2004
Non-consolidated subsidiaries	1,632	955
Joint ventures	3	—
Associated companies	138	154
Other participating interests	2,933	1,477
Total	**4,706**	**2,586**

60

Promissory notes and other liabilities evidenced by paper

Promissory notes and other liabilities evidenced by paper, broken down by type of business

€ millions	2005	2004
Debt securities in issue	83,305	85,015
Mortgage bonds	31,047	32,149
Public-sector bonds	5,042	9,703
Other debt securities	46,194	42,999
Money market instruments	1,022	164
Registered notes in issue	21,477	23,159
Mortgage bonds	16,201	17,269
Public-sector bonds	5,212	5,827
Other debt securities	64	63
Other promissory notes and liabilities evidenced by paper	1,200	1,388
Total	**105,982**	**109,562**

The fair value option has been applied for promissory notes and other liabilities evidenced by paper with embedded derivatives totaling €1.1 billion and the valuation result of €18 million has been taken to the income statement. The total includes a negative valuation effect of €4 million resulting from the change in the rating of the issuing company.

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	2005	2004
With agreed maturities		
up to 3 months	14,487	10,103
from 3 months to 1 year	19,683	20,406
from 1 year to 5 years	42,956	47,914
from 5 years and over	28,856	31,139
Total	**105,982**	**109,562**

Promissory notes and other liabilities evidenced by paper, payable to related entities

€ millions	2005	2004
Non-consolidated subsidiaries	1,668	1,621
Joint ventures	0	0
Associated companies	52	90
Other participating interests	104	104
Total	**1,824**	**1,815**

61

Liabilities held for trading purposes

The negative fair values arising from derivative financial instruments are carried as liabilities held for trading purposes. Also included here are warrants, certificates and bonds issued by the Bank's trading department as well as delivery obligations arising from short sales of securities held for trading purposes.

62

Provisions

€ millions	2005	2004
Provisions for pensions and similar commitments	2,797	2,881
Allowances for losses on guarantees and indemnities	482	505
Restructuring provisions	564	299
Other provisions	721	775
including:		
long-term liabilities to employees	126	173
Total	**4,564**	**4,460**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to Bank employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. The pension obligations are reduced by the fair value of plan assets. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled €98 million (2004: €82 million).

For the purpose of calculating the amounts of these commitments, the discount rate and the rate of increase in future compensation and vested rights were decreased compared with the prior year; the other valuation parameters were unchanged. The following table shows the parameters used by HVB Group:

in %	Dec. 31, 2005/ Jan. 1, 2006	Dec. 31, 2004/ Jan. 1, 2005
Discount rate	4.25	5.0
Expected return on plan assets	5.0	5.0
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.0	2.5
Rate of increase over career	0–1.5	0–1.5

Funding status:

	€ millions
Present value of unfunded pension commitments	3,798
Present value of funded pension commitments	2,362
Outstanding actuarial loss	(1,372)
Fair value of plan assets	(2,255)
Capitalized excess cover of plan assets	264
Recognized pension provisions	**2,797**

The 10% corridors for the maximum of the present value of the pension commitments and the fair value of the plan assets were exceeded for the first time at HVB AG and BA-CA AG in 2005. If the "corridor procedure" is retained, the excess amount is to be taken to the income statement in the subsequent years over the average expected remaining working life of the employees affected by the respective pension plans.

Movements in provisions for pension plans shown in the balance sheet are as follows:

	€ millions
Balance at Jan. 1, 2005	2,881
Pension expense	248
Payments affecting liquidity	(320)
Allocations to plan assets	(276)
Excess cover for plan assets	264
Changes in consolidated group	—
Changes arising from foreign currency translation	—
Balance at Dec. 31, 2005	2,797

The following table shows the breakdown of pension expense:

	€ millions
Present value of the pension claims vested in the year under review	99
Interest expense	259
Expected income from plan assets	(88)
Gains/losses from changes to plans	(22)
Total	**248**

HVB AG set up plan assets in the form of so-called contractual trust arrangements (CTA). This involved transferring the assets required to fund its pension commitments to legally independent trustees – including HVB Trust e.V. IAS 19.54 requires the assets transferred to be offset against the pension provisions, with the amount of the pension provisions in the corporate group declining accordingly.

The following table shows the breakdown of the plan assets of the trustees used to fund the pension commitments:

	€ millions
Receivables from (secured by) parent bank	5
Investment fund shares	2,250
Fixed-income securities	—
Total	**2,255**

The following table shows the development of the plan assets in the year under review:

	€ millions
Balance at Jan. 1, 2005	**1,751**
Plan assets of pension plans included for the first time	76
Allocations to plan assets	276
Actual income from plan assets	152
Disbursements to beneficiaries	(90)
Additional allocations in the form of benefits not taken	90
Balance at Dec. 31, 2005	2,255

Related party relationships with regard to pension plans

€ millions	2005
Funding body for pension plans in the form of defined contribution plans	
Placements, loans and advances	—
Allowances for losses on loans and advances	—
Liabilities	59
Provisions for losses on loans and advances	—
Funding body for pension plans in the form of defined benefit plans	
Placements, loans and advances	—
Allowances for losses on loans and advances	—
Liabilities	30
Provisions for losses on loans and advances	—

Allowances for losses on guarantees and indemnities, restructuring provisions, and other provisions

€ millions	Allowances for losses on guarantees and indemnities	Restructuring provisions	Other provisions
Balance at Jan. 1, 2005	**505**	**299**	**775**
Changes in consolidated group	1	6	(36)
Changes arising from foreign currency translation	9	—	2
Transfers to provisions	195	376	243
Reversals	(54)	(63)	(87)
Reclassifications	(160)	1	(5)
Amounts used	(14)	(55)	(148)
Disposal group held for sale	—	—	(23)
Balance at Dec. 31, 2005	**482**	**564**	**721**

The allowances for losses on guarantees and indemnities primarily include allowances for guarantee risks, documentary credits, irrevocable credit commitments, and litigation risks in the lending business.

The restructuring provisions set up in 2004 and 2005 will essentially be used in 2006 and 2007.

Other provisions include provisions for litigation fees, damage payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement, and pre-retirement part-time working.

63

Income tax liabilities

€ millions	2005	2004
Current tax liabilities	563	413
Deferred tax liabilities	1,328	2,617
Total	**1,891**	**3,030**

64 Other liabilities

€ millions	2005	2004
Negative fair values arising from derivative financial instruments	3,783	5,148
Miscellaneous other liabilities	5,233	4,537
Deferred income	390	330
Total	**9,406**	**10,015**

Negative fair values arising from derivative financial instruments
This item mostly reflects derivatives used to hedge market interest rate risk.

Miscellaneous other liabilities
This item includes mostly absorbed losses, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, cost of materials, etc.

65 Subordinated capital

€ millions	2005	2004
Subordinated liabilities	11,990	12,802
Participating certificates outstanding	1,830	1,987
Hybrid capital instruments	3,792	3,665
Total	**17,612**	**18,454**

Subordinated capital, broken down by maturity

€ millions	2005	2004
With agreed maturities		
up to 3 months	459	626
from 3 months to 1 year	549	753
from 1 year to 5 years	7,661	5,521
from 5 years and over	8,943	11,554
Total	**17,612**	**18,454**

Pursuant to Section 10 (4, 5, and 5 a) and Section 7 of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates outstanding and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital.

Subordinated liabilities
Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interest expenses of €757 million in connection with subordinated liabilities. This item includes proportionate interest of €267 million.

There were no subordinated liabilities payable to related entities in 2005.

Participating certificates outstanding

The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2009
Bank Austria AG	2000	Bearer participating certificates	100	variable	2008
Bank Austria AG	2000	Bearer participating certificates	73	variable	2010
Bank Austria AG	2000	Bearer participating certificates	145	variable	2010
Bank Austria AG	2000	Bearer participating certificates	154	variable	2010
Bank Austria AG	2000	Bearer participating certificates	307	variable	2010
Bayerische Hypo- und Vereinsbank AG	1995	Bearer participating certificates	102	8.50	2005
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	409	6.75	2007
Bayerische Hypo- und Vereinsbank AG	2001	Bearer participating certificates	85	6.30	2011

Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

In each case, the participating certificates grant holders an entitlement to an annual interest payment with priority over the entitlement of shareholders to dividend payments; the interest payments arising from the participating certificates are reduced if such payments would result in a net loss for the year.

Except in the case of the participating certificates of Bank Austria AG, the shortfall is, in the event of the interest payment being reduced, to be repaid in the subsequent fiscal years, provided this does not result in a net loss for the year; a claim to repayment only exists, however, during the term of the participating certificates.

Repayment is at the nominal amount; in the event of a net loss for the year or a reduction in the capital stock to cover losses, the redemption amount to which holders are entitled declines proportionately. Where net profits are generated in the subsequent fiscal years following a participation of the participating certificates in a net loss, the claims to repayment of the participating certificates are to be increased out of these profits before the net income is appropriated in any other way, once the legal reserves have been replenished; this obligation terminates when the participating certificates expire.

Hybrid capital instruments

At December 31, 2005, the Bank had hybrid core capital of €3,634 million (compliant with BIS rules) to bolster its capital base.

Hybrid capital instruments include issues issued by specially-created subsidiaries in the form of capital contributions from silent partners or preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The terms of issue for capital contributions from silent partners envisage a minimum term of ten years, while an unlimited term has been agreed with the investors for preferred shares. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Both the German Banking Supervisory Authority and the Basel Committee on Banking Supervision have expressly confirmed the recognition of hybrid capital for banking supervisory purposes. However, the recognition of repayable, hybrid capital for supervisory purposes is limited to 15% of total core capital.

66

Liabilities held for sale

The following table shows the breakdown of the liabilities of HVB Splitska banka, which is classified as held for sale (see also Note 54 "Disposal group held for sale"):

€ millions	2005
Deposits from other banks	444
Amounts owed to other depositors	1,360
Liabilities held for trading purposes	14
Provisions	23
Income tax liabilities	3
Other liabilities	43
Total liabilities	**1,887**

67

Shareholders' equity

Analysis of subscribed capital, authorized capital increase, and conditional capital of the parent bank

Breakdown of subscribed capital

At December 31, 2005, the subscribed capital of HVB AG totaled €2,252 million (2004: €2,252 million) and consisted of the following:

	2005	2004
Shares of common bearer stock (no par shares)	736,145,540	736,145,540
Shares of registered preferred stock (no par shares)	14,553,600	14,553,600

The proportionate amount of capital stock attributable to the share amounts to €3.00 per no par share.

The shares of preferred stock are non-voting and receive an advance share of profits of €0.064 per no par share, payable in arrears, as well as a further share of profits in the same amount as the shares of common stock. The claim to payment in arrears of the advance share of profits is granted to the holders of preferred stock as a separate right. The right to issue further shares of non-voting preferred stock with equal rights remains reserved.

Authorized capital increase

Year authorized	Available until	Original amount € millions	Balance at Dec. 31, 2005 € millions
2001	May 22, 2006	780	137

In view of the objections filed by shareholders, the Register Court has not yet registered the resolution adopted by the Shareholders' Meeting held on April 29, 2004 with regard to the release of the remaining €137 million and the simultaneous approval of a new amount of €990 million. The resolution is accordingly not yet legally effective.

Conditional capital

Year authorized	End of period	Original amount € millions	Balance at Dec. 31, 2005 € millions
2003	May 14, 2008	375	375

68

Treasury stock

At December 31, 2005, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had significant holdings of shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

The purchase of treasury stock during the reporting period was carried out on the basis of the authorization issued under the resolutions passed at the Annual General Meetings of Shareholders of HVB AG on April 29, 2004 and May 12, 2005 and in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 69,682,924 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 70,079,893 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €20.41 per share, and resold at an average price of €20.42 per share. The shares purchased during the period under review amounted to an equivalent of €209 million, or 9.3% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 1,394,758, equivalent to €4.2 million or 0.2% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 247,304 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at year-end. This represents €0.7 million, or 0.0% of capital stock.

69

Foreign-currency assets and liabilities

€ millions	2005	2004
Foreign currency assets	116,933	94,319
of which:		
US dollars	51,852	43,152
Japanese yen	8,732	4,992
Swiss francs	21,318	19,615
Foreign currency liabilities		
(excl. equity capital)	97,046	87,026
of which:		
US dollars	40,933	34,628
Japanese yen	7,291	4,501
Swiss francs	18,086	18,536

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-sheet items are shown in the list. Neither off-balance-sheet items nor transactions concluded for hedging purposes are included.

70

Trust business

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

€ millions	2005	2004
Placements with, and loans		
and advances to, other banks	402	261
Loans and advances to customers	1,279	5,841
Equity securities and other		
variable-yield securities	6,656	54
Debt securities	2,988	9
Participating interests	35	136
Property, plant and equipment	113	143
Other assets	11	11
Remaining trust receivables	1	1
Total	**11,485**	**6,456**

Trust liabilities

€ millions	2005	2004
Deposits from other banks	231	219
Amounts owed to other depositors	10,297	5,313
Promissory notes and other liabilities		
evidenced by paper	803	583
Miscellaneous other liabilities	154	341
Total	**11,485**	**6,456**

71

Assets assigned or pledged as security for own liabilities

Examples of own liabilities for which the Bank provides collateral are special credit facilities provided by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions. In addition, security has been provided for borrowings under repurchase agreements and for securities lending transactions.

The own liabilities referred to here break down as follows:

€ millions	2005	2004
Deposits from other banks	43,734	38,474
Amounts owed to other depositors	5,058	5,408
Promissory notes and other		
liabilities evidenced by paper	4,401	2,907
Contingent liabilities	6,510	4,035
Total	**59,703**	**50,824**

The assets pledged as security for own liabilities can be broken down as follows:

€ millions	2005	2004
Assets held for trading purposes	13,168	13,484
Placements with, and loans		
and advances to, other banks	7,216	3,682
Loans and advances to customers	18,597	17,551
Investments	20,722	16,107
Property, plant and equipment	—	—
Total	**59,703**	**50,824**

72

Collateral received that the Bank may sell on or pledge on

As part of repurchase agreements and securities lending transactions, the Bank has received security that it may sell on or pledge on at any time without the security provider having to be in arrears. The associated fair value totals €26 billion.

73

Notes to items in the cash flow statement

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, net additions to deferred tax assets, changes in provisions, changes in pro-rated and accrued interest, the reversal of premiums and discounts, changes arising from valuation using the equity method, and minority interest in net income.

In fiscal 2005, investments in fully consolidated companies were acquired for a purchase price of €377 million, which resulted in an outflow of cash and cash equivalents totaling €207 million. At the same time, proceeds from the disposal of investments totaling €153 million were generated, €153 million of which was in cash. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies acquired and sold:

€ millions	Acquired	Sold
Assets		
Cash reserve	353	—
Assets held for trading purposes	—	—
Placements with, and loans and advances to, other banks	67	6
Loans and advances to customers	664	—
Allowances for losses on loans and advances	(25)	—
Investments	56	15
Property, plant and equipment	55	110
Other assets	43	1
Liabilities		
Deposits from other banks	160	—
Amounts owed to other depositors	836	—
Provisions	9	3
Other liabilities	208	129

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

INFORMATION ON FINANCIAL INSTRUMENTS COMPLIANT WITH IAS 32

74

Fair value of financial instruments

The fair values stated for financial instruments as defined in IAS 32 are the amounts for which the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

The fair values of certain financial instruments stated with their nominal values are roughly equivalent to their carrying amounts. These include cash reserve as well as receivables and liabilities without a defined maturity or fixed interest rate. For other receivables and liabilities, future anticipated cash flows are discounted to their present value using current interest rates.

Quoted market prices are used for exchange-traded securities and derivatives as well as for listed debt instruments. The fair value of the remaining securities is calculated as the net present value of future anticipated cash flows.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted, anticipated future cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally acceptable models used to calculate the price of options. The common Black & Scholes (equity, currency, and index instruments) or lognormal models (interest instruments) are used to value simple European options. In the case of more exotic instruments, the interest is simulated using term-structure models with the current interest rate structure as well as caps and swaption volatilities as parameters relevant for valuation. The disbursement structure of the equities or indexes for the exotic instruments is valued using either Black & Scholes or a stochastic volatility model with equity prices, volatilities, correlations, and dividend expectations as parameters.

The fair values of irrevocable credit commitments are equivalent to their carrying amounts.

The difference between the fair values and carrying amounts totals €4.2 billion for assets and €3.9 billion for liabilities. The balance of these values is €0.3 billion.

€ billions	Carrying amount 2005	Fair value 2005	Carrying amount 2004	Fair value 2004
Assets				
Cash reserve	7.8	7.8	7.5	7.5
Assets held for trading purposes	103.5	103.5	91.7	91.7
Placements with, and loans advances to, other banks[1]	57.2	57.2	47.3	47.4
Loans and advances to customers[1]	274.6	278.5	262.0	272.1
Investments[2]	45.6	45.9	42.2	42.4
Other assets[3]	5.6	5.6	3.2	3.2
Liabilities				
Deposits from other banks	113.7	113.8	103.6	103.6
Amounts owed to other depositors	158.4	159.1	144.4	145.3
Promissory notes and other liabilities evidenced by paper	106.0	108.8	109.6	113.0
Liabilities held for trading purposes	63.6	63.6	59.9	59.9
Other liabilities[3]	9.4	9.4	5.1	5.1
Subordinated capital	17.6	17.9	18.5	18.9
Other items				
Irrevocable credit commitments	52.8	52.8	46.9	46.9

[1] less allowances for losses on loans and advances
[2] held-to-maturity, available-for-sale, and fair-value-option investments
[3] positive or negative fair values of derivative financial instruments

75

Key capital ratios (based on German Commercial Code)

In accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision (BIS) in July 1988, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) at least 8.0%. In addition, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to the sum of risk-weighted assets and eligible amounts for market risk positions, including options, multiplied by 12.5.

Equity funds consist of core capital and supplementary capital (equity capital), plus tier III capital. Tier III capital reflects short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group.

Based on financial statements approved by the Supervisory Board, equity funds in accordance with BIS rules, risk assets and market risk positions at December 31, 2005 were as follows:

€ millions	2005	2004
Equity funds[1]		
Tier I		
Shares of common stock	2,208	2,208
Additional paid-in capital, retained earnings, minority interest, treasury stock	9,722	9,560
Hybrid capital instruments (silent partnership certificates and trust preferred securities) excluding prorated interest	3,634	3,570
Other	465	383
Total core capital	**16,029**	**15,721**
Tier II		
Unrealized reserves in securities	498	313
Unrealized reserves in land and buildings (first disclosed in 2005)	227	—
Offsetting reserves for general banking risks	49	52
Cumulative shares of preferred stock	61	44
Participating certificates outstanding	1,720	1,723
Subordinated liabilities	8,014	7,861
Other	507	114
Total supplementary capital	**11,076**	**10,107**
Total equity capital	**27,105**	**25,828**
Tier III capital	329	1,262
Total equity funds	**27,434**	**27,090**

[1] group of consolidated companies and principles of consolidation in accordance with banking supervisory regulations

	2005	2004
Risk-weighted assets € billions		
On-balance-sheet assets	208	209
Traditional off-balance-sheet assets	32	25
Banking-book derivatives	1	—
Counterparty risks in the trading book	5	5
Total risk-weighted assets	**246**	**239**
Total market risk positions € millions	**560**	**1,768**

At December 31, 2005, the key capital ratios (based on financial statements approved by the Supervisory Board) compliant with the BIS Capital Accord were as follows:

in %	2005	2004
Core capital ratio (core capital/risk-weighted assets)	6.5	6.6
Equity capital ratio (equity capital/risk-weighted assets)	11.0	10.8
Equity funds ratio (equity funds/ [risk-weighted assets + 12.5 x market risk positions])	10.9	10.4

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €26,015 million. The liable equity, comprising core capital and supplementary capital less the deductible items, totals €25,318. Supplementary capital includes unrealized reserves of €227 million pursuant to Section 10 (2b) 1 No. 6 of the German Banking Act.

The Bank's equity funds compliant with BIS rules are calculated on the basis of the individual financial statements of the consolidated companies, taking into account the special provisions of German banking supervisory regulations. The following table shows the reconciliation from the equity items shown in the balance sheet prepared in accordance with IFRS to the equity funds compliant with BIS rules:

€ millions	Core capital	Supplementary capital	Tier III capital	Total equity funds
Shown in IFRS balance sheet				
Shareholders' equity	16,383			16,383
Subordinated capital (hybrid capital instruments, participating certificates outstanding and subordinated liabilities)	3,792	13,820		17,612
Reconciliation to the equity funds compliant with BIS rules				
Consolidated profit (loss)	(191)			(191)
Minority interest in net income (loss)	(395)			(395)
Available-for-sale reserve	(871)			(871)
Hedge reserve	142			142
Cumulative shares of preferred stock	(61)	61		—
Goodwill not yet amortized in balance sheet	(2,188)			(2,188)
Deductible items due to banking supervisory regulations (e.g. market-smoothing, residual maturity limitation, proportionate interest)	(90)	(3,859)		(3,949)
Reclassifications due to banking supervisory regulations	(68)	(261)	329	—
Eligible tier III capital unused				—
Unrealized reserves in securities		725		725
General reserves/loan-loss reserves		592		592
Other effects (e.g. differences in group of consolidated companies and principles of consolidation)	(424)	(2)		(426)
Equity funds compliant with BIS rules	**16,029**	**11,076**	**329**	**27,434**

76

Contingent liabilities and other commitments

€ millions	2005	2004
Contingent liabilities[1]	**39,534**	**31,334**
Rediscounted bills of exchange	21	19
Guarantees and indemnities	39,513	31,315
Loan guarantees	10,141	7,432
Guarantees and indemnity agreements	25,499	20,989
Documentary credits	3,873	2,894
Other commitments	**61,058**	**55,742**
Commitments arising from sale option to resell transactions	449	787
Irrevocable credit commitments	52,341	46,865
Book credits	45,003	40,050
Guarantees	4,514	3,765
Mortgage and municipal loans	2,681	2,818
Bills of exchange	143	232
Delivery obligations from securities lending transactions	5,940	5,706
Other commitments	2,328	2,384
Total[2]	**100,592**	**87,076**

[1] contingent liabilities are offset by contingent assets to the same amount

[2] excluding contingent liabilities and other commitments of the disposal group held for sale totaling €603 million

Contingent liabilities payable to related entities

€ millions	2005	2004
Non-consolidated subsidiaries	793	733
Joint ventures	323	255
Associated companies	55	96
Other participating interests	—	—
Total	**1,171**	**1,084**

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements as well as irrevocable credit commitments to non-consolidated companies amount to €683 million (2004: €361 million) and €53 million (2004: €85 million), respectively.

The largest single item under other commitments is placement and transfer obligations totaling €526 million (2004: €507 million). Other commitments arising particularly from rental, leasing and maintenance agreements, and from rental of office space and use of technical equipment amount to €458 million (2004: €473 million). The contracts run for standard market periods and no charges have been put off to future years.

The Bank has declared its willingness to provide income subsidies to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been taken to the income statement. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Other financial commitments arising from longer-term rental and leasing agreements exist at the non-consolidated HVB Immobilien AG and the latter's non-consolidated subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €519 million at year-end 2005 (2004: €418 million), and similar obligations for shares in cooperatives totaled €1 million (2004: €1 million). Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of three private limited companies for an aggregate of €16 million (2004: €16 million).

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital of €45 million (2004: €58 million), and of €14 million (2004: €22 million) with regard to CMP Fonds I GmbH at year-end 2005. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in four partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

In the same way as HVB AG and its affiliated banks assume liability in Germany, the Bank's subsidiaries, in their capacity as members of the respective deposit guarantee funds in their country of operations, assume liability in their respective countries.

77

Statement of responsibility

HypoVereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks:

1. Banks in Germany
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
HVB Bank Latvia AS, Riga
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial companies
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
4. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] the company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

HVB AG no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2005 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

78

Information on relationships with related parties

Transactions involving related parties are always conducted on an arm's length basis.

In the Statement of Compliance of November 10, 2005 (retrospective part) and December 2, 2005 (forward-looking part) with the German Corporate Governance Code compliant with Section 161, German Stock Corporation Act, the Management Board and Supervisory Board declared that the compensation paid to the Management Board Spokesman would be disclosed on an individual basis.

Emoluments paid to members of the Supervisory Board and Management Board and to the first executive management level:

€ millions	Fixed compensation		Profit-related components		Long-term incentives		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Management Board of HVB AG	5	4	4	3	7[2]	2	16	9[1]
of which compensation paid to Board spokesman	0.8	0.8	0.7	0.4	1.3	0.4	2.8	1.6
Supervisory Board of HVB AG for Supervisory Board activities	1	1	0	0	0	0	1	1
European Advisory Board							0.2	1
Former members of the Management Board of HVB AG and their surviving dependants							12	9
First executive management level							29	20
Severance packages/provisions for severance packages for former members of the Management Board and the first executive management level							25	—

[1] including €1 million disbursed in 2004 but not included in the 2003 annual financial statements

[2] for fiscal 2005, the members of the Management Board were again allotted a sum of money equivalent to a certain number of HVB shares after the expiry of three years as a long-term incentive. As the shares only serve as a basis for calculating the level of the cash payment, they are referred to as phantom stocks. After three years have passed, the members of the Management Board will then be paid the stock market value of the shares at such time in cash.
The fair value of the phantom stocks is based on a formula built primarily on the average stock market price of the HVB share over the last ten trading days of 2005.
A provision of €7 million was set aside in 2005 for the Phantom Stocks Program that replaced the Restricted Stocks Program in 2004.
For more details, please refer to the Compensation Report.

Non-monetary compensation is granted to members of the Management Board to the usual extent. The amounts involved are included in the totals for fixed compensation shown.

Compensation paid to members of the Management Board or employees of the parent bank for positions on Supervisory Boards of Group companies is to be surrendered to the parent bank.

No compensation was paid to members of the Supervisory Board in 2005 for services rendered.

At December 31, 2005, HVB AG had pension provisions for members of the Management Board and their surviving dependants totaling €90 million.

Compensation of members of the Supervisory Board

The following table shows the breakdown of compensation paid to members of the Supervisory Board for 2005.

in €	Fixed compensation	Variable compensation	Compensation for committee work	Total (excl. sales tax)	
Alessandro Profumo[1]	2,712	940	—	3,652	(2,497)[9]
Dr. Albrecht Schmidt, Chairman[2]	27,206	9,431	90,684	127,321	
Peter König, Deputy Chairman	22,500	7,800	20,000	50,300	
Dr. Lothar Meyer, Deputy Chairman[3]	15,678	5,435	40,000	61,113	
Dr. Hans-Jürgen Schinzler, Deputy Chairman[4]	20,466	7,095	18,192	45,753	
Dr. Manfred Bischoff[5]	8,548	2,963	—	11,511	
Aldo Bulgarelli[1]	1,356	470	—	1,826	(1,248)[9]
Dr. Mathias Döpfner[4]	13,644	4,730	—	18,374	
Volker Doppelfeld[2]	13,603	4,716	—	18,319	
Paolo Fiorentino[1]	1,356	470	—	1,826	(1,248)[9]
Dario Frigerio[1]	1,356	470	—	1,826	(1,248)[9]
Klaus Grünewald	15,000	5,200	—	20,200	
Anton Hofer	15,000	5,200	20,000	40,200	
Max Dietrich Kley[4]	13,644	4,730	18,192	36,566	
Friedrich Koch	15,000	5,200	—	20,200	
Hanns-Peter Kreuser	15,000	5,200	20,000	40,200	
Ranieri de Marchis[1]	1,356	470	—	1,826	(1,248)[9]
Dr. Diether Münich[6]	5,096	1,767	—	6,863	
Herbert Munker	15,000	5,200	20,000	40,200	
Roberto Nicastro[1]	1,356	470	—	1,826	(1,248)[9]
Vittorio Ogliengo[1]	1,356	470	—	1,826	(1,248)[9]
Gerhard Randa[7]	8,219	2,849	10,959	22,027	(15,056)[9]
Carlo Salvatori[1]	1,356	470	—	1,826	(1,248)[9]
Dr. Siegfried Sellitsch[8]	5,425	1,881	7,233	14,539	(9,937)[9]
Professor Wilhelm Simson[2]	13,603	4,716	18,137	36,456	
Professor Hans-Werner Sinn	15,000	5,200	20,000	40,200	
Maria-Magdalena Stadler	15,000	5,200	—	20,200	
Ursula Titze	15,000	5,200	—	20,200	
Jens-Uwe Wächter	15,000	5,200	20,000	40,200	
Helmut Wunder	15,000	5,200	20,000	40,200	
Total	**329,836**	**114,343**	**343,397**	**787,576**	**(770,802)[9]**

[1] since Nov. 29, 2005
[2] until Nov. 27, 2005
[3] Deputy Chairman since Dec. 2, 2005
[4] until November 28, 2005
[5] until July 27, 2005
[6] from July 28 to Nov. 28, 2005
[7] from May 12 to Nov. 28, 2005
[8] until May 12, 2005
[9] less 30% supervisory board tax and 5.5% solidarity surcharge

The total amount of loans and advances made to, and liabilities assumed for, members of the Supervisory Board and Management Board and to the first executive management level at the balance sheet date was as follows:

€ millions	2005	2004
Management Board of HVB AG	1	9
Supervisory Board of HVB AG	1	2
First executive management level	7	6

Interest is payable on all loans and advances made to members of the Management Board and the Supervisory Board, and to the first executive management level at usual market rates.

Director's dealings and shareholdings of members of the Management Board and Supervisory Board

Section 15 a of the German Securities Trading Act (WpHG) requires the members of the Management Board and the Supervisory Board, and certain people closely related to them, to disclose transactions involving shares of HVB AG, or financial instruments based on such shares, provided the value of such transactions exceeds the amount of €5,000 in a given calendar year.

The following transactions have been notified to HVB AG for fiscal 2005, whereby more than two thirds of the transactions represent swaps relating to the tender offer:

Name, function	Type of transaction
Helmut Wunder, member of the Supervisory Board of HVB	Sale
Hanns-Peter Kreuser, member of the Supervisory Board of HVB	Sale
Peter König, Deputy Chairman of the Supervisory Board of HVB	Swap
Johann Berger, member of the Management Board of HVB	Swap
Dr. Michael Kemmer, member of the Management Board of HVB	Swap
Dr. Stefan Jentzsch, member of the Management Board of HVB	Swap
Ursula Titze, member of the Supervisory Board of HVB	Swap
Gerhard Titze, husband of Ursula Titze, member of the Supervisory Board of HVB	Swap
Elke Gomoll, wife of Anton Hofer, member of the Supervisory Board of HVB	Swap
Dieter Rampl, spokesman of the Management Board of HVB	Swap
Jens-Uwe Wächter, member of the Supervisory Board of HVB	Swap
Jens-Uwe Wächter, member of the Supervisory Board of HVB	Sale
Anton Hofer, member of the Supervisory Board of HVB	Swap
Dr. Diether Münich, member of the Supervisory Board of HVB	Swap
Michael Mendel, member of the Management Board of HVB	Swap
Dr. Wolfgang Sprissler, member of the Management Board of HVB	Swap
Veronika Sprissler, wife of Dr. Wolfgang Sprissler, member of the Management Board of HVB	Swap
Helmut Wunder, member of the Supervisory Board of HVB	Sale
Elke Gomoll, wife of Anton Hofer, member of the Supervisory Board of HVB	Sale
Helmut Wunder, member of the Supervisory Board of HVB	Sale

All transactions have been published under Corporate Governance on the Bank's website at www.hvb.com/ir.

Name of security	German securities identification number/ ISIN number	Completion date	Number	Price per share	Volume
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	November 11, 2005	200	€26.00	€5,200.00
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	November 1, 2005	2,500	€23.50	€58,750.00
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	October 4, 2005	370	5 new shares of common UniCredit stock	1,850 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 26, 2005	442	5 new shares of common UniCredit stock	2,210 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 17, 2005	13,127	5 new shares of common UniCredit stock	65,635 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 13, 2005	25,474	5 new shares of common UniCredit stock	127,370 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 9, 2005	562	5 new shares of common UniCredit stock	2,810 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 9, 2005	394	5 new shares of common- UniCredit stock	1,970 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 9, 2005	350	5 new shares of common UniCredit stock	1,750 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 7, 2005	45,559	5 new shares of common UniCredit stock	227,795 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 6, 2005	521	5 new shares of common UniCredit stock	2,605 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	September 6, 2005	450	€23.20	€10,440.00
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	August 31, 2005	1,100	5 new shares of common UniCredit stock	5,500 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	August 30, 2005	1,758	5 new shares of common UniCredit stock	8,790 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	August 29, 2005	19,827	5 new shares of common UniCredit stock	99,135 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	August 29, 2005	35,903	5 new shares of common UniCredit stock	179,515 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	August 29, 2005	654	5 new shares of common UniCredit stock	3,270 new shares of common UniCredit stock
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	August 10, 2005	150	€22.83	€3,424.50
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	July 12, 2005	150	€21.79	€3,251.56
Common bearer stock of Bayerische Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	July 6, 2005	223	€21.89	€4,881.47

At December 31, 2005, the members of the Management Board held no shares of HVB AG. At that same date, the members of the Supervisory Board held less than 1% of the entire stock issued by the parent bank.

79

Fees paid to the independent auditors

The following table shows the breakdown of fees of €13 million recorded as expense in the year under review, as paid to the independent auditors KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, for activities performed for HVB Group:

€ millions	2005
Fee for auditing of the financial statements	9
Other auditing and appraisal services	1
Tax advisory services	—
Other services	3

80

Employees

The average number of people employed by the Bank was as follows:

	2005	2004
Employees (excluding trainees)	57,597	57,134
Full-time	49,652	49,081
Part-time	7,945	8,053
Trainees	1,266	1,304

81

Offices

Offices, broken down by region

	2004	Additions	Reductions		Change in	2005
		New openings	Closures	Consolidations	consolidated group	
Germany						
Baden-Wuerttemberg	25					25
Bavaria	390	3	1	2	4	394
Berlin	7	1				8
Brandenburg	8					8
Bremen	8					8
Hamburg	38		1	2		35
Hesse	14	1			1	16
Lower Saxony	27	1	1			27
Mecklenburg-Western Pomerania	8					8
North Rhine-Westphalia	21					21
Rhineland-Palatinate	22					22
Saarland	9					9
Saxony	10					10
Saxony-Anhalt	11					11
Schleswig-Holstein	74		1			73
Thuringia	9					9
Subtotal	**681**	**6**	**4**	**4**	**5**	**684**
Other regions						
Austria	405	8		11	(1)	401
Other Western Europe	18	1	3		(1)	15
Central and Eastern Europe	898	81	27	3	235	1,184
Americas	16				(2)	14
Asia	15				1	16
Africa	2					2
Australia	1		1			0
Subtotal	**1,355**	**90**	**31**	**14**	**232**	**1,632**
Total	**2,036**	**96**	**35**	**18**	**237**	**2,316**

Members of the Supervisory Board and Management Board

Supervisory Board

Alessandro Profumo
since November 29, 2005
Chairman since December 2, 2005

Dr. Albrecht Schmidt
Chairman
until November 27, 2005

Peter König
Deputy Chairman

Dr. Lothar Meyer
Deputy Chairman
since December 2, 2005

Dr. Hans-Jürgen Schinzler
Deputy Chairman
until November 28, 2005

Dr. Manfred Bischoff
until July 27, 2005

Aldo Bulgarelli
since November 29, 2005

Dr. Mathias Döpfner
until November 28, 2005

Volker Doppelfeld
until November 27, 2005

Beate Dura-Kempf
since March 9, 2006

Paolo Fiorentino
since November 29, 2005

Dario Frigerio
since November 29, 2005

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
until November 28, 2005

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis
since November 29, 2005

Dr. Diether Münich
from July 28 to November 28, 2005

Herbert Munker
until March 8, 2006

Roberto Nicastro
since November 29, 2005

Vittorio Ogliengo
since November 29, 2005

Gerhard Randa
from May 12 to November 28, 2005

Carlo Salvatori
since November 29, 2005

Dr. Siegfried Sellitsch
until May 12, 2005

Professor Wilhelm Simson
until November 27, 2005

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
since April 1, 2005

Willibald Cernko
since February 23, 2006

Jan-Christian Dreesen
from January 1 to February 9, 2006

Rolf Friedhofen
since January 1, 2006

Dr. Stefan Jentzsch
until November 4, 2005

Dr. Michael Kemmer
until December 22, 2005

Heinz Laber
since January 1, 2006

Michael Mendel
until November 18, 2005

Christine Novakovic,
formerly Licci
from January 17 to November 4, 2005

Dieter Rampl
Board Spokesman
until December 31, 2005

Gerhard Randa
until May 12, 2005

Dr. Stefan Schmittmann
(deputy Board member)
since January 1, 2006

Ronald Seilheimer
since January 1, 2006

Matthias Sohler
since January 1, 2006

Dr. Wolfgang Sprissler
Board Spokesman
since January 11, 2006

Andrea Umberto Varese
since January 1, 2006

Andreas Wölfer
since January 1, 2006

Munich, March 20, 2006

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE MANAGEMENT BOARD

Berger Cernko Friedhofen Laber Schmittmann (deputy Board member)

Seilheimer Sohler Sprissler Varese Wölfer

Auditor's Report

We have audited the consolidated financial statements prepared by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315 a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch "German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, March 21, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Geib
Wirtschaftsprüfer

Pastor
Wirtschaftsprüfer

EXECUTIVE BOARDS

Supervisory Board

Alessandro Profumo
Chief Executive Officer of
UniCredito Italiano S.p.A., Milan
since November 29, 2005,
Chairman since December 2, 2005

Dr. Albrecht Schmidt
Former spokesman of the Management
Board of Bayerische Hypo- und Vereinsbank
Aktiengesellschaft, Grasbrunn
Chairman
until November 27, 2005

Peter König
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Munich
Deputy Chairman

Dr. Lothar Meyer
Chairman of the Management Board
of ERGO Versicherungsgruppe AG,
Bergisch Gladbach
Deputy Chairman since December 2, 2005

Dr. Hans-Jürgen Schinzler
Former Chairman of the Management
Board of Münchener Rückversicherungs-
Gesellschaft Aktiengesellschaft and
Chairman of the Supervisory Board of
Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft, Ottobrunn
Deputy Chairman
until November 28, 2005

Dr. Manfred Bischoff
Chairman of the Board of EADS N.V.,
Starnberg
until July 27, 2005

Aldo Bulgarelli
Attorney, Verona
since November 29, 2005

Dr. Mathias Döpfner
Chairman of the Management Board
of Axel Springer AG, Potsdam
until November 28, 2005

Volker Doppelfeld
Former member of the Management Board
of BMW AG and member of the Supervisory
Board of BMW AG, Münsing
until November 27, 2005

Beate Dura-Kempf
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Litzendorf
since March 9, 2006

Paolo Fiorentino
Head of Global Banking Service Division,
Management Committee of UniCredito
Italiano S.p.A., Milan
since November 29, 2005

Dario Frigerio
Head of Private Banking and Asset Management Division, Management Committee of
UniCredito Italiano S.p.A., Milan
since November 29, 2005

Klaus Grünewald
FB1 unit manager in the Bavarian
division of Vereinte Dienstleistungs-
gewerkschaft, Gröbenzell

Anton Hofer
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Nuremberg

Max Dietrich Kley
Former Deputy Chairman of the Management Board of BASF AG and member of the
Supervisory Board of BASF AG,
Heidelberg
until November 28, 2005

Friedrich Koch
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Kirchheim

Hanns-Peter Kreuser
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Munich

Ranieri de Marchis
Chief Financial Officer,
Management Committee of UniCredito
Italiano S.p.A., Milan
since November 29, 2005

Dr. Diether Münich
Attorney, Munich
from July 28 to November 28, 2005

Herbert Munker
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Leinburg
until March 8, 2006

Roberto Nicastro
Head of Retail Division,
Management Committee of UniCredito
Italiano S.p.A., Milan
since November 29, 2005

Vittorio Ogliengo
Head of Corporates/SME Division,
Management Committee of UniCredito
Italiano S.p.A., Parma
since November 29, 2005

Gerhard Randa
Former member of the Management Board
of Bayerische Hypo- und Vereinsbank
Aktiengesellschaft, Executive Vice President
Magna International Inc., Vienna
from May 12 to November 28, 2005

Carlo Salvatori
Member and until January 11,
2006 Chairman of the Board of Directors
of UniCredito Italiano S.p.A., Parma
since November 29, 2005

Dr. Siegfried Sellitsch
Chairman of the Management Board of
Wiener Städtische Wechselseitige Versicherungsanstalt Vermögensverwaltung, Vienna
until May 12, 2005

Professor Wilhelm Simson
Former Chairman of the Management
Board of E.ON AG and member of the
Supervisory Board of E.ON AG, Trostberg
until November 27, 2005

Professor Hans-Werner Sinn
President of the Ifo Institute for
Economic Research, Gauting

Maria-Magdalena Stadler
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft, Pullach

Ursula Titze
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Neusäss

Jens-Uwe Wächter
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Himmelpforten

Helmut Wunder
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Waischenfeld

Supervisory Board Committees[1]

Remuneration & Nomination Committee
Alessandro Profumo,
since December 2, 2005
Dr. Albrecht Schmidt,
until November 27, 2005
Peter König
Dr. Lothar Meyer,
since December 2, 2005
Dr. Hans-Jürgen Schinzler,
until November 28, 2005

Strategy and Business Development Committee
until December 31, 2005
Dr. Albrecht Schmidt, Chairman,
until November 27, 2005
Peter König
Gerhard Randa,
from May 12 to November 28, 2005
Dr. Hans-Jürgen Schinzler,
until November 28, 2005
Professor Hans-Werner Sinn,
until May 12, 2005
Helmut Wunder

As at March 9, 2006

Audit Committee

Dr. Lothar Meyer, Chairman
Anton Hofer
Max Dietrich Kley,
until November 28, 2005
Peter König,
since March 9, 2006
Ranieri de Marchis,
since December 2, 2005
Herbert Munker,
until March 8, 2006
Alessandro Profumo,
since December 2, 2005
Dr. Albrecht Schmidt,
until November 27, 2005

Risk Committee

until December 31, 2005
Dr. Albrecht Schmidt, Chairman,
until November 27, 2005
Hanns-Peter Kreuser,
Dr. Siegfried Sellitsch,
until May 12, 2005
Professor Wilhelm Simson,
until November 27, 2005
Professor Hans-Werner Sinn,
since May 12, 2005
Jens-Uwe Wächter

Negotiating Committee

Alessandro Profumo,
since December 2, 2005
Dr. Albrecht Schmidt,
until November 27, 2005[1]
Peter König
Dr. Lothar Meyer,
since December 2, 2005
Hans-Jürgen Schinzler,
until November 28, 2005
Ursula Titze

Trustees

Trustees for Pfandbrief operations pursuant to Section 7 of the German Pfandbrief Act

Dr. Otto Beierl

Ministerialdirektor in the Bavarian State Ministry of Finance, Munich

Deputies

Dr. Michael Bauer

Ministerialdirigent in the Bavarian State Ministry of Finance, Munich

Ulrich Exler

President of the Bavarian State Tax Office, Ministerialdirigent a. D., Munich

[1] see also Report of the Supervisory Board

Management Board

Johann Berger

born 1960
Corporates and Commercial Real Estate divisions
Austria & Central and Eastern Europe division since January 1, 2006
since April 1, 2005

Willibald Cernko

born 1956
Private Customers and Professionals division
since February 23, 2006

Jan-Christian Dreesen

born 1967
Private Customers and Professionals division
from January 1 to February 9, 2006

Rolf Friedhofen

born 1958
Chief Financial Officer (CFO)
since January 1, 2006

Dr. Stefan Jentzsch

born 1960
Corporates & Markets business segment
until November 4, 2005

Dr. Michael Kemmer

born 1957
Chief Risk Officer (CRO)
until December 22, 2005

Heinz Laber

born 1953
Human Resources Management
since January 1, 2006

Michael Mendel

born 1957
Germany business segment
until May 12, 2005
Austria & Central and Eastern Europe business segment from May 12, 2005
until November 18, 2005

Christine Novakovic, formerly Licci

born 1964
Germany business segment –
Private Customers business unit
from January 17 to November 4, 2005

Dieter Rampl

born 1947
Board Spokesman
Human Resources Management
until December 31, 2005

Gerhard Randa

born 1944
Austria & Central and Eastern Europe business segment
Chief Operating Officer (COO)
until May 12, 2005

Dr. Stefan Schmittmann

(deputy Board member)
born 1956
Corporates division
since January 1, 2006

Ronald Seilheimer

born 1959
Investment Banking division
since January 1, 2006

Matthias Sohler

born 1969
Chief Operating Officer (COO)
since January 1, 2006

Dr. Wolfgang Sprissler

born 1945
Board Spokesman since January 11, 2006
Chief Financial Officer until December 31, 2005

Andrea Umberto Varese

born 1964
Chief Risk Officer (CRO)
since January 1, 2006

Andreas Wölfer

born 1961
Wealth Management division
since January 1, 2006

SUMMARY OF ANNUAL FINANCIAL DATA

	2005	2004	2003	2002 new HVB Group	2002 old HVB Group	2001
Operating performance (€ millions)						
Net interest income	5,885	5,662	5,881	5,936	6,649	7,331
Provisions for losses on loans and advances	1,513	1,795	2,313	3,292	3,797	2,074
Net interest income after provisions for losses on loans and advances	4,372	3,867	3,568	2,644	2,852	5,257
Net commission income	3,240	2,845	2,795	2,672	2,684	2,877
Trading profit	926	728	820	787	787	592
General administrative expenses	6,582	6,118	6,371	6,896	7,076	7,716
Balance of other operating income and expenses	(143)	23	620	180	115	485
Operating profit (loss)	**1,813**	**1,345**	**1,432**	**(613)**	**(638)**	**1,495**
Net income from investments	321	14	(1,806)	587	649	530
Amortization of goodwill	—	165	1,134	395	395	321
Restructuring costs	546	250	—	283	286	19
Allocation to special provisions for bad debts	—	2,500	—	—	—	—
Balance of other income and expenses	(289)	(357)	(638)	(149)	(151)	(136)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**1,299**	**(1,913)**	**(2,146)**	**(853)**	**(821)**	**1,549**
Taxes on income	262	224	296	(3)	37	582
Net income (loss) after taxes	**1,037**	**(2,137)**	**(2,442)**	**(850)**	**(858)**	**967**
Minority interest in net income (loss)	(395)	(288)	(197)	41	29	(29)
Net income (loss) adjusted for minority interest	**642**	**(2,425)**	**(2,639)**	**(809)**	**(829)**	**938**
Dividend per share of common stock (€)	0.25	—	—	—	—	0.85
Earnings per share (adjusted, €)[1]	1.55	0.70	0.54	0.77	(0.81)	2.35
Earnings per share (€)	0.86	(3.48)	(4.92)	(1.51)	(1.55)	1.75
Key indicators (%)						
Return on equity after taxes (adjusted)[1]	10.0	3.9	2.1	(2.8)	(2.3)	6.5
Return on equity after taxes	5.5	(19.3)	(19.7)	(5.4)	(4.4)	4.9
Cost-income ratio (based on operating revenues)	66.4	66.1	63.0	72.0	69.1	68.4
Balance sheet figures (€ billions)						
Total assets	493.5	467.4	479.5	535.8	691.2	728.6
Total volume of lending	332.6	324.6	338.3	375.8	487.9	503.1
Shareholders' equity	16.4	14.0	10.3	11.3	14.2	25.1
Key capital ratios compliant with BIS rules[2]						
Core capital (€ billions)	16.0	15.7	14.4	14.6	19.1	21.7
Equity funds (€ billions)	27.4	27.1	25.6	25.9	33.4	41.5
Risk assets (€ billions)	245.5	238.6	241.8	285.6	340.6	365.1
Core capital ratio (%)	6.5	6.6[3]	5.9	5.1	5.6	6.0
Core capital ratio (adjusted, %)[4]	6.8	—	—	—	—	—
Equity funds ratio (%)	10.9	10.4	9.7	8.2	9.1	10.3
Share information						
Share price: Year-end (€)	25.61	16.70	17.62[5]	—	15.22	34.32
High (€)	26.85	21.13	19.26[5]	—	42.55	68.06
Low (€)	16.30	12.86	5.47[5]	—	11.75	27.40
Market capitalization (€ billions)	19.2	12.5	9.8[6]	—	8.2	18.4
Employees	61,251	57,806	60,214	64,254	65,926	69,520
Branch offices	2,316	2,036	2,062	2,073	2,104	2,238

[1] 2005 figures adjusted for "restructuring costs and additional provisions for losses on loans and advances"; 2004 figures adjusted for amortization of goodwill, restructuring costs, and allocation to special provisions for bad debts; 2003 figures adjusted for amortization of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus Bethmann-Maffei, and the non-scheduled items defined in the consolidated financial state ments for 2003; 2001 and 2002 figures adjusted for amortization of goodwill

[2] as per approved financial statements

[3] 6.2% taking into account the effects of consolidation to be incorporated from the start of 2005

[4] 2005 figures adjusted for "restructuring costs and additional provisions for losses on loans and advances"

[5] HVB share price adjusted for rights markdown

[6] before capital increase

SUMMARY OF QUARTERLY FINANCIAL DATA

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	for information: Q4 2005 (adjusted)[1]
Operating performance (€ millions)					
Net interest income	1,404	1,493	1,468	1,520	1,520
Provisions for losses on loans and advances	323	326	327	537	390
Net interest income after provisions for losses on loans and advances	1,081	1,167	1,141	983	1,130
Net commission income	757	764	860	859	859
Trading profit	322	101	278	225	225
General administrative expenses	1,600	1,623	1,623	1,736	1,736
Balance of other operating income and expenses	(32)	2	20	(133)	(133)
Operating profit (loss)	**528**	**411**	**676**	**198**	**345**
Net income from investments	74	31	23	193	193
Amortization of goodwill	—	—	—	—	—
Restructuring costs	—	—	60	486	—
Allocation to special provisions for bad debts	—	—	—	—	—
Balance of other income and expenses	(37)	(36)	(36)	(180)	(180)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**565**	**406**	**603**	**(275)**	**358**
Taxes on income	160	107	114	(119)	6
Net income (loss) after taxes	**405**	**299**	**489**	**(156)**	**352**
Minority interest in net income (loss)	(69)	(69)	(165)	(92)	(114)
Consolidated profit (loss)	**336**	**230**	**324**	**(248)**	**238**
Earnings per share (€)	0.45	0.30	0.44	(0.33)	0.32

	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Dec. 31, 2005 (adjusted)[1]
Key indicators (%)					
Return on equity after taxes	11.6	9.7	10.2	5.5	10.0
Cost-income ratio (based on operating revenues)	65.3	67.0	65.2	66.4	66.4
Balance sheet figures (€ billions)					
Total assets	469.9	492.7	495.7	493.5	
Total volume of lending	326.2	333.3	334.1	332.6	
Shareholders' equity	14.6	15.4	16.3	16.4	
Key capital ratios compliant with BIS rules					
Core capital (€ billions)	15.4	15.7	15.7	16.0	
Equity funds (€ billions)	27.2	27.8	27.6	27.4	
Risk assets (€ billions)	242.0	246.5	250.0	245.5	
Core capital ratio (%)	6.4	6.4	6.3	6.5	
Equity funds ratio (%)	10.2	10.0	9.8	10.9	
Share information					
Share price (€)	18.87	21.51	23.44	25.61	
Market capitalization (€ billions)	14.2	16.1	17.6	19.2	
Employees	57,347	59,294	60,923	61,251	
Branch offices	2,085	2,190	2,263	2,316	

[1] adjusted for "restructuring costs and additional provisions for losses on loans and advances"

FINANCIAL CALENDAR

Important dates 2006

Publication of the 2005 annual results	March 22, 2006
Annual General Meeting of Shareholders	May 23, 2006
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 11, 2006
Second-quarter earnings	September 12, 2006
Third-quarter earnings	November 14, 2006

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvb.com, where you can also register for our e-mail subscription service.

Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvb.com/annualreport
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Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

You can obtain .pdf files of all reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport
www.hvb.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by

calling +49 (0)89 89 50 60 75, *or*
faxing +49 (0)89 89 50 60 30.

Disclaimer

The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Printed in Germany

Geschäftsbericht 2005

HVB Group

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group



Am 12. Juni 2005 gaben die HVB und die UniCredit ihren Zusammenschluss zur ersten wahrhaft europäischen Bank bekannt. Nach der Zustimmung der Führungsgremien beider Finanzinstitute entschied sich eine überwältigende Mehrheit der Hypo-Vereinsbank- und Bank-Austria-Creditanstalt-Aktionäre dafür, das Angebot eines Aktienumtausches anzunehmen. Bis zum Jahresende 2005 entstand damit eine neue Kraft am europäischen Finanzmarkt.

»UniCredit und HVB werden gemeinsam eine kraftvolle Bank sein, in drei einander benachbarten Märkten und damit zugleich in einer der wachstumsstärksten Regionen im Herzen Europas fest verwurzelt. Wir werden durch Bündelung unserer Kräfte die erste wahre europäische Bank sein. Wir werden unseren Kunden zusätzliche Dienstleistungen und Innovationen und unseren Aktionären mehr Wert bieten.«

Alessandro Profumo
CEO UniCredit

»UniCredit und HVB übernehmen mit ihrem Zusammenschluss eine Vorreiterrolle bei der europäischen Bankenkonsolidierung. Wir haben beide den besten Partner gewählt. Wir verschaffen damit unseren Aktionären, Kunden und Mitarbeitern Wachstumsperspektiven, die wir alleine nie hätten entwickeln können. Deutschland wird bei der ersten Transaktion dieser Größe in Europa auch künftig eine wichtige Rolle spielen.«

Dieter Rampl
Sprecher des Vorstands der HVB
(bis 31. 12. 2005)

Dieter Rampl,
Alessandro Profumo (von links)


HVB Group
UniCredit
nk
Creating t

DIE NEUE HYPOVEREINSBANK

- Die HypoVereinsbank zählt zu den **führenden Finanzinstituten** in Deutschland. Zu unseren Kernkompetenzen gehören das Privat- und Firmenkundengeschäft, Immobilienfinanzierungen, das Kapitalmarktgeschäft sowie das Asset Management.

- Der Kunde und seine Zufriedenheit stehen im Mittelpunkt unseres Handelns. Wir wollen unsere Kunden in allen Geschäftsfeldern mit exzellenten, innovativen und schnellen Lösungen überzeugen. Durch eine ausgeprägte **Servicekultur** wollen wir für unsere Kunden die Bank ihrer Wahl sein.

- Die HypoVereinsbank gehört der neuen UniCredit Gruppe an. Diese nimmt eine führende Stellung in den wohlhabendsten Regionen und den am schnellsten wachsenden Märkten in Europa ein. In **New Europe** – den aufstrebenden Ländern Zentral- und Osteuropas – ist sie die unbestrittene **Nummer 1**.

- Neben der ausgezeichneten geografischen Positionierung verfügt die neue UniCredit Gruppe über ein breit diversifiziertes Geschäftsprofil. Sie nutzt **komplementäre Stärken** und erzielt **Größenvorteile**. Unseren Kunden bieten wir so die Leistungspalette einer in Europa führenden Bank an.

- Deutschland spielt in der neuen Gruppe eine wichtige Rolle. Wir bekennen uns zu unseren **regionalen Wurzeln** und wollen zugleich gemeinsam mit UniCredit eine starke kulturelle Identität als erste wahrhaft europäische Bank entwickeln. Wir bekennen uns ebenfalls zu unserer **gesellschaftlichen Verantwortung** und fördern das regionale Gemeinwesen in den Ländern, in denen wir tätig sind.

- Unseren Mitarbeitern bieten wir hervorragende berufliche Entwicklungsmöglichkeiten an. Wir beteiligen sie durch **erfolgsorientierte Anreizsysteme** am Geschäftsergebnis. Dadurch stärken wir den Unternehmergeist; zugleich achten wir auf die strikte Einhaltung der Grundsätze unserer neuen **Integrity Charter**.

- Für ihre Aktionäre strebt die HypoVereinsbank innerhalb der UniCredit Gruppe eine kontinuierliche **Steigerung ihrer Eigenkapitalrentabilität** auf der Grundlage einer konsequent wertorientierten Unternehmenssteuerung an.

	2005	2004
Kennzahlen		
Eigenkapitalrentabilität nach Steuern (bereinigt)[1]	10,0 %	3,9 %
Eigenkapitalrentabilität nach Steuern	5,5 %	–19,3 %
Eigenkapitalrentabilität vor Steuern (bereinigt)[1]	13,7 %	6,7 %
Eigenkapitalrentabilität vor Steuern	8,9 %	–12,8 %
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,4 %	66,1 %
Erfolgszahlen		
Betriebsergebnis	1 813 Mio €	1 345 Mio €
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	1 299 Mio €	–1 913 Mio €
Jahresüberschuss/-fehlbetrag (ohne Fremdanteile)	642 Mio €	– 2 425 Mio €
Dividende je Stammaktie	0,25 €	— €
Ergebnis je Aktie (bereinigt)[1]	1,55 €	0,70 €
Ergebnis je Aktie	0,86 €	– 3,48 €
Bilanzzahlen		
Bilanzsumme	493,5 Mrd €	467,4 Mrd €
Kreditvolumen	332,6 Mrd €	324,6 Mrd €
Bilanzielles Eigenkapital	16,4 Mrd €	14,0 Mrd €
Bankaufsichtsrechtliche Kennzahlen nach BIZ[2]		
Kernkapital	16,0 Mrd €	15,7 Mrd €
Eigenmittel	27,4 Mrd €	27,1 Mrd €
Risikoaktiva	245,5 Mrd €	238,6 Mrd €
Kernkapitalquote	6,5 %	6,6[3]
Kernkapitalquote (bereinigt)[1]	6,8 %	
Eigenmittelquote	10,9 %	10,4 %
Aktie		
Börsenkurs: Stichtag	25,61 €	16,70 €
Höchststand	26,85 €	21,13 €
Tiefststand	16,30 €	12,86 €
Börsenkapitalisierung Stichtag	19,2 Mrd €	12,5 Mrd €
Mitarbeiter	61 251	57 806
Geschäftsstellen	2 316	2 036

[1] 2005 bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«; 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

[2] Nach festgestellten Jahresabschlüssen.

[3] 6,2% unter Einbezug von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypothekenpfandbriefe
Moody's	A2	P-1	stable	Aa1	Aa1
S&P	A	A-1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

AN UNSERE AKTIONÄRE



Wolfgang Sprißler

AKTIONÄRSBRIEF

Sehr geehrte Aktionäre,
sehr geehrte Geschäftspartner und Freunde unseres Hauses,

das Geschäftsjahr 2005 markierte einen Wendepunkt in der Geschichte unserer Bank. Es stand ganz im Zeichen des Zusammenschlusses mit UniCredit. Der Zusammenschluss wurde im November mit großem Erfolg vollzogen. Die überwältigende Mehrheit unserer Aktionäre hat sich zum Tausch ihrer HVB-Aktien in Anteilsscheine der UniCredit entschlossen und dabei eine attraktive Prämie erhalten.

Damit ist eine neue Kraft im Bankgeschäft – die erste wahrhaft europäische Bankengruppe – an den Start gegangen. Wir sind stolz dazuzugehören. Unseren Aktionären, aber auch unseren Kunden und Mitarbeitern, haben wir eine langfristige Vision und attraktive Perspektiven in einer starken Gruppe eröffnet. Die 28 Millionen Kunden der neuen UniCredit Gruppe in 19 Ländern werden die optimierte Produkt- und Dienstleistungspalette eines leistungsstarken, internationalen Netzwerks beanspruchen können. Und für die rund 140 000 Mitarbeiter der neuen Bank eröffnen sich interessante länderübergreifende Perspektiven.

Die neue UniCredit Gruppe baut auf die führende Stellung in einem prosperierenden und eng verflochtenen Wirtschaftsraum, bestehend aus Deutschland, Österreich und Italien. Dieser wiederum ist der natürliche Brückenkopf für Investitionen im neuen Europa. Als die in dieser Region mit Abstand größte Bankengruppe wird die neue UniCredit Gruppe die Chancen der aufstrebenden Wachstumsmärkte in Zentral- und Osteuropa nutzen. Eine solche strategische Kombination aus Stabilität und Wachstumsphantasie ist in der europäischen Bankenlandschaft bislang einzigartig. Die neue Gruppe zeichnet sich durch ein außergewöhnlich hohes Maß an Diversifikation in ihrem Leistungsprofil und ihrer regionalen Präsenz aus.

Lassen Sie mich den Zusammenschluss in einen größeren Zusammenhang stellen: Beide Banken legen ein klares Bekenntnis zu Europa ab. Ungeachtet der großen Herausforderungen, vor denen Europa derzeit politisch steht, wird in unserer Entscheidung eines deutlich: Das Zusammenwachsen Europas zu einem gemeinsamen Wirtschaftsraum und damit die grenzüberschreitende Konsolidierung auch des Bankgeschäfts sind unaufhaltsam. HVB und UniCredit wollen diese Entwicklung mit ihrem Zusammenschluss aktiv mitgestalten. Für uns war UniCredit zum einen wegen ihrer ausgezeichneten finanziellen Performance, zum anderen aber auf Grund ihrer strategischen Ausrichtung und erwiesenen Integrationsfähigkeit der dezidierte Wunschpartner. Ziel der neuen Gruppe ist es, ihre schon heute starke Marktstellung in Europa weiter auszubauen. Wir übernehmen dabei eine Vorreiterrolle in der europäischen Konsolidierung.

»Ziel der neuen Gruppe ist es, ihre schon heute starke Marktstellung in Europa weiter auszubauen. Wir übernehmen dabei eine Vorreiterrolle in der europäischen Konsolidierung.«

Die partnerschaftlich erarbeitete Corporate Governance garantiert das Weiterbestehen der gewachsenen Identität unserer Bank in der neuen UniCredit Gruppe. HypoVereinsbank und Bank Austria Creditanstalt sind in der künftigen Konzernstruktur angemessen repräsentiert. Vor dem Hintergrund dieser Übereinkunft und der Tragweite ihrer Bedeutung für die europäische Bankenlandschaft hat die Frage, wer nun »Seniorpartner« oder »Juniorpartner« sei, deutlich an Gewicht verloren.

Unser Zusammenschluss verschafft beiden Instituten auf Dauer Perspektiven, die sie aus sich selbst heraus so nie hätten entwickeln können. Die neue Bank verfügt über ein finanzielles Potenzial und strategische Alternativen, die keine der beiden Banken sich alleine hätte erarbeiten können. Die neue Gruppe gehört gemessen an der Marktkapitalisierung zu den fünf größten in der Eurozone und kann aus einer Position der Stärke weitere Entwicklungsschritte im europäischen Markt annehmen (siehe hierzu auch das Sonderkapitel in diesem Bericht, das auf Ausrichtung, Strategie und Ziele der neuen Gruppe eingeht).

Meine sehr geehrten Damen und Herren, vor dem Hintergrund der neuen Situation unserer Bank haben die letzten Monate auch für mich persönlich zu entscheidenden Veränderungen geführt. Dies ist heute mein erster Brief an Sie als Sprecher des Vorstands der HypoVereinsbank.

Es sind das herausragende Ertragspotenzial und die vielfältigen Gestaltungsmöglichkeiten der neuen Gruppe, die mich bewogen haben, diese Aufgabe zu übernehmen. Meine Mission ist die erfolgreiche Integration unserer Bank in die UniCredit Gruppe. Mein Ziel ist es, die HypoVereinsbank als zunehmend wichtigen und profitablen Bestandteil des neuen Konzerns zu positionieren.

Meinem Vorgänger, Dieter Rampl, möchte ich an dieser Stelle sehr herzlich danken: Unter seiner Verantwortung haben wir mit der tief greifenden Transformation und der erfolgreichen, wertorientierten Weiterentwicklung der HVB Group in den vergangenen drei Jahren überhaupt die Ausgangsbasis dafür geschaffen, mit einer gestaltenden Rolle in den Zusammenschluss mit UniCredit gehen zu können.

Lassen Sie mich nun auf die Ergebnisse des Geschäftsjahres 2005 eingehen. Insgesamt gelang es uns, den guten operativen Trend der beiden Vorjahre spürbar zu forcieren und unsere finanziellen Ziele – vor Sonderaufwendungen – voll zu erreichen. Der bereinigte Gewinn übertraf mit 1163 Mio € die Zielmarke von ca. 1 Mrd € deutlich. Die bereinigte Eigenkapitalrentabilität nach Steuern lag mit 10,0% klar über der Zielbandbreite von 8–9%. Und dies, obwohl die gesamtwirtschaftlichen Rahmendaten der deutschen Wirtschaft insgesamt und speziell den Kreditinstituten abermals ein herausforderndes Umfeld bereiteten.

Wie bereits in den Vorjahren mussten die Wachstumsprognosen im Jahresverlauf nach unten revidiert werden. Zwar belebten sich die Kapitalmärkte spürbar. Anhaltend schwierig und ohne klar erkennbaren Aufwärtstrend gestaltete sich jedoch die Situation an den deutschen Immobilienmärkten. Ein dynamisches Wachstum war hingegen einmal mehr in den Märkten Zentral- und Osteuropas zu verzeichnen.

Die operativen Erträge konnten wir vor diesem Hintergrund dennoch spürbar steigern. Bei einer – trotz zurückhaltender Kreditnachfrage – guten Entwicklung des Zinsüberschusses und einer spürbaren Steigerung des Handelsergebnisses ist dies insbesondere auf die erfreulich starke Zunahme des Provisionsgeschäfts zurückzuführen. Der Anstieg der operativen Kernerträge hat unsere hohen Erwartungen damit noch übertroffen.

Die Kreditrisikovorsorge konnten wir erheblich vermindern. Durch ein weiterhin straffes Kostenmanagement und die Umsetzung unseres Kapazitätsoptimierungsprogramms PRO gelang es, den Anstieg der Verwaltungsaufwendungen – trotz zukunftsgerichteter Investitionen – in etwa auf Planniveau zu begrenzen.

Jeweils auf bereinigter Basis haben wir das Betriebsergebnis im Berichtsjahr infolge der überzeugenden operativen Geschäftsentwicklung gegenüber dem Vorjahr sehr deutlich um 45% gesteigert, das Ergebnis vor Steuern nahezu verdoppelt, den Gewinn annähernd um das Zweieinhalbfache gesteigert. Operativ hat die HVB Group 2005 ihre Kapitalkosten wieder voll verdient und eine gute Basis für eine weitere, spürbare Steigerung ihrer Profitabilität geschaffen.

Wir wollen Sie, unsere Aktionärinnen und Aktionäre, angemessen an unserem finanziellen Erfolg beteiligen. Der Vorstand wird der Hauptversammlung daher vorschlagen, eine Dividende von 0,25 € je Aktie für das Geschäftsjahr 2005 zu zahlen. Nachdem Sie hier in den Vorjahren Verzicht üben mussten, freut mich dies ganz besonders.

Persönlich bin ich mit der Entwicklung unserer Bank im vergangenen Jahr zufrieden. Dies gilt nicht nur mit Blick auf die Geschäftsergebnisse. Wir haben die Voraussetzungen für die weitere Stärkung unserer Kapitalbasis geschaffen und unser Risikoprofil auf der Markt- wie auf der Kreditseite weiter optimiert: Den Abbau nicht strategischer Finanzbeteiligungen haben wir konsequent fortgesetzt und den Bestand leistungsgestörter Kredite deutlich vermindert. Der erfreuliche Verlauf unseres Aktienkurses, der sich klar besser entwickelte als der DAX und die meisten anderen Finanzwerte, spiegelt dies eindeutig wider.

»Es ist unser Ehrgeiz, einen erheblichen Beitrag zum Gesamtergebnis der UniCredit Gruppe zu leisten und nachhaltig Wert zu Gunsten unserer Aktionäre zu schaffen.«

Strategisch sind wir nach den Veränderungen der vergangenen Jahre gut aufgestellt und haben bewiesen, dass wir im Kundengeschäft kontinuierliche Vertriebsfortschritte auch in einem herausfordernden Umfeld erzielen können. Unsere Kunden werden künftig von einem noch breiteren Leistungsspektrum und einer größeren regionalen Ausbreitung profitieren. Es ist unser Ehrgeiz, einen erheblichen Beitrag zum Gesamtergebnis der neuen UniCredit Gruppe zu leisten und nachhaltig Wert zu Gunsten unserer Aktionäre zu schaffen.

Wie geht es jetzt konkret weiter? Wir befinden uns bereits mitten in der Umsetzung der Integration der HVB in die neue UniCredit Gruppe, um das hohe Synergiepotenzial unseres Zusammenschlusses zeitgerecht realisieren zu können. Die HVB hat hierzu die Spielregeln des neuen Konzerns in partnerschaftlicher Zusammenarbeit mitgestaltet. Die von der neuen UniCredit Gruppe verabschiedeten Leitlinien der Unternehmenspolitik bilden die Basis für das Handeln aller Einheiten der neuen Gruppe; an ihnen wird sich auch die HVB unter Berücksichtigung der jeweiligen Rahmenbedingungen orientieren. Dazu stehen wir auch deswegen, weil nur eine stringente Unternehmensführung und eine konsequente Ausrichtung auf gemeinsame Ziele den Erfolg der gesamten Gruppe herbeiführen werden.

Dies alles wird aber auf einer flexiblen Kombination aus lokalen und internationalen Strukturen beruhen. Einerseits basiert die neue UniCredit Gruppe auf gewachsenen Marken in regionalen Märkten. Länderübergreifend sind Anspruch und Ausrichtung der neuen Gruppe andererseits deswegen, weil alle ihre Banken auf der Grundlage gemeinsamer Regeln, Steuerungssysteme und Wertvorstellungen arbeiten. Die HypoVereinsbank wird so in der neuen Konstellation und innerhalb dieser definierten »Leitplanken« als selbstständig agierendes Finanzinstitut und als starke Marke für ihre Kunden erhalten bleiben.

In diesem Zusammenhang auch ein klares Wort zur Rolle des Deutschland-Geschäftes im Konzern. Deutschland wird eine tragende Rolle in der neuen Gruppe spielen. Mehr noch: Ich bin fest davon überzeugt, dass wir gute Chancen haben, in unseren Kernkompetenzen die führende Bank in Deutschland zu werden.

»Wir sind fest entschlossen, gemeinsam mit UniCredit eine starke kulturelle Identität zu entwickeln, geschäftliche Synergien zu erzielen und etwas wirklich Neues entstehen zu lassen.«

Meine Damen und Herren, es besteht kein Zweifel: Die HVB steht vor großen Herausforderungen. Schließlich gilt es, eine führende europäische Bankengruppe mit zu gestalten. Wir sind fest entschlossen, gemeinsam mit UniCredit eine starke kulturelle Identität zu entwickeln, geschäftliche Synergien zu erzielen und etwas wirklich Neues entstehen zu lassen. Nämlich: ein europäisches Power-House mit exzellentem Service und attraktiven Produkten für seine Kunden, ausgezeichneten Entwicklungsmöglichkeiten für seine Mitarbeiter und hohem Wertpotenzial für seine Aktionäre. Für die vor uns liegenden Aufgaben kann ich auf ein motiviertes Vorstandsteam bauen, das Kompetenz, Erfahrung und neue Ideen miteinander verbindet. Auch unsere Mitarbeiter haben die neue Herausforderung ganz überwiegend positiv angenommen. Ich blicke daher mit viel Zuversicht in die Zukunft.

Eine solche außergewöhnliche Partnerschaft, wie sie uns mit UniCredit verbindet, lebt immer auch von Vertrauen. Ich habe dieses Vertrauen in Alessandro Profumo und seine Kollegen. Ich danke auch den Mitarbeitern auf beiden Seiten, die dieses große Vorhaben tatkräftig in den letzten Monaten vorangetrieben haben. Nicht, dass unsere Arbeit damit erledigt wäre. Sie fängt vielmehr erst richtig an. Ich bin aber überzeugt, dass wir über die besten Voraussetzungen für den gemeinsamen Erfolg verfügen. Ich bitte Sie deswegen herzlich um Ihr Vertrauen.

Mit besten Grüßen

Ihr
Wolfgang Sprißler



Vorstandsmitglieder (von links):
Ronald Seilheimer
Johann Berger
Andreas Wölfer
Heinz Laber
Dr. Wolfgang Sprißler
Willibald Cernko
Andrea Umberto Varese
Rolf Friedhofen
Dr. Stefan Schmittmann (stv.)
Matthias Sohler

Alessandro Profumo



BERICHT DES AUFSICHTSRATS

Die Aufsichtsratsarbeit des Jahres 2005 wurde im Wesentlichen von zwei Themen geprägt: Zum einen von der Erfüllung der hohen Erwartungen des Marktes an eine nachhaltige Steigerung der Ertragskraft des Unternehmens nach der – noch im Jahresabschluss 2004 wirksam gewordenen – Sonderwertberichtigung von 2,5 Mrd € im Zusammenhang mit den Sanierungsbeständen des inländischen Immobilienfinanzierungsgeschäfts. Zum anderen von dem Übernahmeangebot der UniCredito Italiano S.p.A. (UniCredit) und dem damit verbundenen Zusammenschluss zur ersten wahrhaft europäischen Bank. Die Bedeutung dieser Vorgänge für die künftige Entwicklung der HVB Group machte es erforderlich, dass der Aufsichtsrat neben seinen sechs regulären Sitzungen im Berichtszeitraum zu vier weiteren außerplanmäßigen Sitzungen zusammengekommen ist und darüber hinaus zwei Beschlüsse im Umlaufverfahren gefasst hat.

Schwerpunkt der Beratungen im Aufsichtsratsplenum

Das Aufsichtsratsplenum hat im vergangenen Jahr zehnmal getagt, davon einmal ohne den Vorstand. Der Beginn des Jahres 2005 war geprägt von der Berichterstattung des Vorstands und intensiven Beratung über die Sonderwertberichtigungsmaßnahme und die Restrukturierungsrückstellungen, die noch im Jahresabschluss 2004 erfasst wurden. Um künftige Ertragsrechnungen zu entlasten, hatte der Vorstand den Aufsichtsrat darüber informiert, dass er die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG ebenso wie die Restbestände des Segments »Workout Immobilien« in einem Volumen von zusammen 15,4 Mrd € in einem neuen Segment »Real Estate Restructuring« (RER) bündelt. Um die Marktgängigkeit dieser Bestände zu erhöhen, wurden die zugrunde liegenden Immobiliensicherheiten zu Liquidationswerten bewertet. Diese Änderung des Bewertungsmaßstabs führte zu der genannten Sonderwertberichtigung von 2,5 Mrd € im Jahresabschluss. Hinzu kamen Restrukturierungsrückstellungen in Höhe von 250 Mio € für das Effizienzsteigerungsprogramm »PRO«

in den vertriebsfernen Bereichen, durch das die Abwicklungsprozesse verschlankt und die Verwaltungsaufwendungen gesenkt werden sollen. In einem sehr offenen, intensiven Dialog mit dem Vorstand hat der Aufsichtsrat in zwei Sitzungen im Januar und Februar 2005 diese beiden Maßnahmen erörtert und sich mit der entsprechend angepassten Planung für 2005 und die folgenden Jahre befasst. Im Verlauf des Jahres ließ sich der Aufsichtsrat regelmäßig anhand entsprechender Berichte über die Lage des Unternehmens und mehrmals über den Stand der Umsetzung des Effizienzsteigerungsprogramms sowie den schrittweisen Abbau des RER-Portfolios informieren. Bis zum Jahresende konnte das RER-Portfolio durch eigenen Workout um ca. 4 Mrd € und einen ersten Verkauf um weitere 1,8 Mrd € reduziert werden. Zu Beginn des neuen Jahres konnte eine weitere Transaktion über in dem Segment RER gebündelte Engagements in einem Gesamtvolumen von rund 2,17 Mrd € vereinbart werden.

Im Sommer des vergangenen Jahres stand die Bayerische Hypo- und Vereinsbank (HVB) vor einer der wichtigsten Weichenstellungen in ihrer langen Geschichte. Der Aufsichtsrat wurde Ende Mai vom Vorstand darüber informiert, dass HVB und UniCredit die Zusammenführung ihrer Unternehmen auf der Basis eines Business Combination Agreement (BCA) planen. In einer daraufhin für den 12. Juni 2005 einberufenen außerordentlichen Aufsichtsratssitzung ließ sich der Aufsichtsrat von den vom Vorstand mandatierten beiden Investmentbanken deren Analysen zu der Transaktion und den in Betracht kommenden Alternativen darlegen; der Vorstand erläuterte dem Aufsichtsrat die wesentlichen Punkte des BCA, welches dem Aufsichtsrat sowohl in Englisch als auch auf Deutsch vorlag, sowie die Ergebnisse einer mit Hilfe externer Berater bei der UniCredit durchgeführten wirtschaftlichen und rechtlichen Due Diligence. Der Aufsichtsrat wurde in dieser Phase von einem mit solchen Transaktionen erfahrenen externen juristischen Berater hinsichtlich seiner Rechte und Pflichten im Rahmen des geplanten Übernahmeverfahrens unterstützt. Nach einer sehr intensiv geführten Aussprache, in der das Für und Wider einer Zusammenführung der Unternehmen sowie mögliche Alternativen eingehend erörtert wurden, hat der Aufsichtsrat dem Zusammenschluss mit UniCredit zugestimmt und den Abschluss des Zusammenschlussvertrages (BCA) durch den Vorstand gebilligt. In der folgenden Aufsichtsratssitzung am 26. Juli 2005 ließ sich der Aufsichtsrat über den Stand des Zusammenschlusses berichten, wobei er sich insbesondere den Zeitplan darlegen und über Reaktionen der Kunden und Führungskräfte der Bank auf die Ankündigung der Übernahme informieren ließ.

Am 26. August 2005 wurde das Übernahmeangebot veröffentlicht. Zur Vorbereitung der gesetzlich vorgesehenen begründeten Stellungnahme des Aufsichtsrats gemäß § 27 des Wertpapiererwerbs- und Übernahmegesetzes (WpÜG) hatte der Aufsichtsrat zuvor das Präsidium im Wege eines Umlaufbeschlusses als Unterausschuss eingesetzt und – entsprechend der Empfehlung des anwaltlichen Beraters – zur Überprüfung der Angemessenheit der angebotenen Gegenleistung eine Investmentbank als Finanzberater sowie zu den rechtlichen Fragen im Zusammenhang mit dem Übernahmeangebot und der begründeten Stellungnahme eine renommierte Anwaltskanzlei hinzugezogen. In seiner außerplanmäßigen Sitzung vom 30. August 2005 hat der Aufsichtsrat – ohne Teilnahme des Vorstands – sehr eingehend die Stellungnahme des Aufsichtsrats zu dem Übernahmeangebot erörtert. Dem Aufsichtsrat lagen hierzu eine Analyse des Finanzberaters zur Angemessenheit der im Übernahmeangebot vorgesehenen Gegenleistung, der Entwuf einer Fairness Opinion zu der finanziellen Angemessenheit der Gegenleistung sowie der Entwurf der Stellungnahme vor, die das Ergebnis einer intensiv geführten Debatte in zwei Sitzungen des Unterausschusses war. Der Finanzberater präsentierte dem Aufsichtsrat in der Sitzung seine Analyse; die Eckpunkte und wesentlichen Bedingungen des Übernahmeangebots wurden von dem anwaltlichen Berater erläutert. Nach eingehender Diskussion wurde die Stellungnahme des Aufsichtsrats am 31. August 2005 mehrheitlich beschlossen. In dieser Stellungnahme, die im Internet und durch Vollabdruck in einer überregionalen Tageszeitung veröffentlicht wurde, erklärt der Aufsichtsrat, dass er das Angebot unterstützt, dass er der Auffassung ist, dass das Umtauschverhältnis innerhalb einer vertretbaren Spanne liegt, und er die angebotene Gegenleistung als angemessen ansieht. Am 8. Oktober 2005 hat die UniCredit eine Angebotsänderung veröffentlicht, nach der sie auf alle aufschiebenden Bedingungen in Bezug auf die noch nicht erteilten kartell- und aufsichtsrechtlichen Freigaben mit Ausnahme der kartellrechtlichen Freigabe der EU-Kommission verzichtet. Auch zu dieser Änderung hat der Aufsichtsrat gemäß § 27 WpÜG eine Stellungnahme abgegeben, über die – nach Vorbereitung im Unterausschuss – im Umlaufverfahren beschlossen wurde. In den weiteren Sitzungen des Jahres hat sich der Aufsichtsrat dann mehrmals mit den personellen Veränderungen im Vorstand und Aufsichtsrat befasst, die durch das erfolgreiche Übernahmeangebot ausgelöst wurden. Nähere Ausführungen hierzu enthält der nachstehende Abschnitt »Personalien« dieses Berichts.

Im Verlauf des Jahres 2005 ließ sich der Aufsichtsrat außerdem insbesondere über die Entwicklung in den Geschäftsfeldern Österreich & Zentral- und Osteuropa sowie Corporates & Markets berichten und sich einen umfassenden Risikobericht vorlegen. Das besondere Interesse des Aufsichtsrats galt dabei auch der Entwicklung der Risikovorsorge für das neue Produkt »Sofortkredit«, über die in mehreren Sitzungen – auch in den Ausschüssen – berichtet wurde. Auf Grund der hierzu vom Vorstand erteilten Erläuterungen über die laufende Anpassung der Kreditrisikovorsorge an die Entwicklung des Geschäftsvolumens sowie die Anpassung der Vergabepraxis durch Verschärfung der Scorecard hat sich der Aufsichtsrat davon überzeugt, dass die Risikovorsorge bei diesem ertragreichen Geschäft ausreichend bemessen ist. Zum Geschäftsfeld Deutschland wurde der Aufsichtsrat darüber hinaus über den Stand der bereits im vergangenen Jahr erfolgreich gestarteten Vertriebsoffensive sowie über den neuen Vertriebskanal »Mobiler Vertrieb«, der das Angebot der Filialen ergänzen wird, unterrichtet. Ferner wurde dem Aufsichtsrat ein Bericht über die Performance der im Konzern verwalteten Vermögenswerte vorgelegt. Gegenstand ausführlicher Beratungen war schließlich die Situation bei einem von einer Tochtergesellschaft der HVB AG aufgelegten Immobilienfonds. Hier hat sich der Vorstand entschlossen, unterstützende Maßnahmen zu ergreifen mit dem Ziel, die Performance durch eine Neuausrichtung spürbar und nachhaltig zu verbessern. Der Aufsichtsrat ist der Ansicht, dass sich der Vorstand sorgfältig mit den Handlungsalternativen auseinander gesetzt hat und die Entscheidung zum Erwerb von Immobilien durch die HVB, der mit der Maßnahme verbunden war, unter Abwägung aller Gesichtspunkte getroffen hat. Darüber hinaus ließ sich der Aufsichtsrat über die Entscheidung des Europäischen Gerichtshofes zu Haustürwiderrufsgeschäften berichten; der Aufsichtsrat sieht keine Veranlassung, von der Einschätzung des Vorstands, dass sich hieraus keine zusätzlichen Risiken für die Bank ergeben, abzuweichen. Schließlich hat sich der Aufsichtsrat mit Veränderungen und Maßnahmen im Beteiligungsbereich befasst sowie mit den verschiedenen, von Aktionären der Bank erhobenen, Anfechtungs- und Nichtigkeitsklagen.

Corporate Governance

Wie schon in den Vorjahren, hat sich der Aufsichtsrat intensiv mit Corporate-Governance-Themen befasst. Der Aufsichtsrat ließ sich die Neuregelungen des Deutschen Corporate-Governance-Kodex in der Fassung vom 2. Juni 2005 erläutern und hat daraufhin im Rahmen der jährlichen Effizienzprüfung insbesondere erörtert, ob dem Aufsichtsrat nach seiner Einschätzung eine ausreichende Anzahl unabhängiger Mitglieder angehört. Der Aufsichtsrat hat dies bejaht, wobei er zur Beurteilung der Unabhängigkeit auch die Empfehlungen der EU-Kommission vom 6. Oktober 2004 zu den Aufgaben der nicht geschäftsführenden Direktoren/Aufsichtsratsmitglieder herangezogen hat. Interessenkonflikte, über die nach dem Corporate-Governance-Kodex zu berichten wäre, sind im vergangenen Geschäftsjahr nicht aufgetreten. Wie im vergangenen Jahr im Rahmen der Effizienzprüfung vereinbart, haben vor den Plenumssitzungen regelmäßige Vorbesprechungen der Anteilseigner- und Arbeitnehmervertreter stattgefunden.

In Übereinstimmung mit dem Corporate-Governance-Kodex hat der Aufsichtsrat die Struktur des Vergütungssystems für den Vorstand beraten und überprüft. Änderungen ergeben sich künftig bei den Komponenten mit langfristiger Anreizwirkung; weitere Einzelheiten hierzu sind im Vergütungsbericht festgehalten.

Außerdem hat der Aufsichtsrat Ende des Jahres die Entsprechenserklärung nach § 161 AktG verabschiedet, wobei angesichts der erheblichen Veränderungen im Aufsichtsrat infolge der Übernahme durch die UniCredit der vergangenheitsbezogene Teil vom Aufsichtsrat in der Zusammensetzung bis zum 27. November 2005 und der zukunftsbezogene Teil vom Aufsichtsrat in der neuen Zusammensetzung beschlossen wurde. Beim vergangenheitsbezogenen Teil wird einer Kodex-Empfehlung nicht und einer anderen nur teilweise gefolgt. Der zukunftsbezogene Teil weicht in zwei Punkten von den Kodex-Empfehlungen ab. Nähere Ausführungen enthält der gemeinsame Corporate-Governance-Bericht von Vorstand und Aufsichtsrat nebst Vergütungsbericht (siehe das Kapitel »Corporate-Governance-Bericht mit Vergütungsbericht« dieses Geschäftsberichts).

Bis Ende November 2005, dem Wirksamwerden der Niederlegung der Mandate durch acht Anteilseignervertreter im Aufsichtsrat (siehe Abschnitt »Personalien«), fanden insgesamt neun Sitzungen des Aufsichtsrats statt; ein Aufsichtsratsmitglied hat auf Grund der Kürze seiner Amtszeit nur an weniger als der Hälfte der Aufsichtsratssitzungen, die in dieser Zeit stattgefunden haben, persönlich teilnehmen können. Im Dezember 2005, mithin nach der gerichtlichen Bestellung der acht neuen Anteilseignervertreter zu Mitgliedern des Aufsichtsrats, fand nur eine Aufsichtsratssitzung statt; an dieser konnte ein neues Mitglied des Aufsichtsrats nur durch Stimmbotschaft teilnehmen.

Tätigkeitsschwerpunkte der Ausschüsse

Bis zum Ende des Jahres 2005 hatte der Aufsichtsrat fünf Ausschüsse eingerichtet, welche die Arbeit des Aufsichtsratsplenums unterstützt haben. Auf Grund der Eingliederung der Bayerischen Hypo- und Vereinsbank AG in die UniCredit Gruppe hat der Aufsichtsrat mit Wirkung zum 31. Dezember 2005 zwei Ausschüsse aufgehoben, und zwar den Ausschuss für Strategie und Geschäftsentwicklung sowie den Risikoausschuss; deren Aufgaben werden im Interesse einer kompakten, aggregierten Berichterstattung seit Anfang 2006 von dem Plenum und dem Prüfungsausschuss wahrgenommen. Die Aufgaben der Ausschüsse sind im Corporate-Governance-Bericht beschrieben, ihre Zusammensetzung ist in der Aufstellung »Aufsichtsrat« in diesem Geschäftsbericht dargestellt.

Das Präsidium des Aufsichtsrats ist im vergangenen Jahr zu sieben Sitzungen zusammengekommen. Behandelt wurden vor allem Vorstandspersonalien. Ferner wurde die Struktur der Vorstandsvergütung beraten; die Vorstandsbezüge wurden im Einzelnen festgelegt. Außerdem hat das Präsidium seine Zustimmung zur Übernahme von Aufsichtsratsmandaten der Vorstandsmitglieder erteilt und sich im Umlaufverfahren mit zustimmungspflichtigen Krediten befasst. Zur Vorbereitung der gesetzlich erforderlichen Stellungnahme des Aufsichtsrats zum Übernahmeangebot der UniCredit hat sich das als Unterausschuss eingesetzte Präsidium mit Unterstützung durch die hinzugezogene Anwaltskanzlei und die mandatierte Investmentbank in zwei Sitzungen mit dem Entwurf der Stellungnahme sowie mit einer umfangreichen Analyse des Finanzberaters zur Angemessenheit der Gegenleistung im Rahmen des Umtauschangebotes befasst. Die einzelnen Punkte der Stellungnahme und der Präsentation wurden ausführlich erörtert. Die Methoden zur Prüfung der Angemessenheit des Umtauschverhältnisses hat sich das Präsidium eingehend darlegen lassen. Nach einer Änderung der Angebotsbedingungen ist das Präsidium zu einer weiteren Sitzung zusammengekommen, um die Stellungnahme des Aufsichtsrats zu dieser Änderung vorzubereiten. Auch zur Erstellung dieser Stellungnahme hat das Präsidium den externen anwaltlichen Berater hinzugezogen.

Der Ausschuss für Strategie und Geschäftsentwicklung hat im vergangenen Jahr zweimal getagt. In einer Sitzung im Februar ließ sich der Ausschuss eingehend über den vorläufigen Konzernabschluss, die Jahres- und Mehrjahresplanung sowie über den Stand der Umsetzung des Effizienzsteigerungsprogramms berichten. In einer weiteren Sitzung im März hat sich der Ausschuss weitere Erläuterungen zu einzelnen Punkten der Planung für die Jahre 2005 bis 2007 geben lassen. Der Aufsichtsrat hat sich auf Grund der vom Vorstand präsentierten Unterlagen und der erteilten Erläuterungen davon überzeugt, dass der Vorstand die Ziele für 2005 und die Folgejahre sorgfältig ermittelt und festgelegt hat und die Planziele – unter der Annahme, dass sich die Märkte, wie dargestellt, entwickeln – erreicht werden können. Aus organisatorischen Gründen wurden die Themen, die für zwei weitere Sitzungen dieses Ausschusses vorgesehen waren, im Plenum behandelt.

Der Prüfungsausschuss ist im vergangenen Jahr zu vier Sitzungen zusammengekommen. Er befasste sich insbesondere mit der Vorprüfung des Jahres- und Konzernabschlusses sowie der Erörterung der Zwischenberichte. Zur Vorbereitung der Wahl des Abschlussprüfers durch die Hauptversammlung hat der Ausschuss die Unabhängigkeit des zur Wahl vorgeschlagenen Abschlussprüfers geprüft; er ließ sich hierzu von dem Abschlussprüfer eine detaillierte Erklärung zu Sachverhalten, welche die Unabhängigkeit beeinträchtigen können, vorlegen. Der Prüfungsausschuss ist danach zu dem Ergebnis gekommen, dass die dargestellten Sachverhalte die Unabhängigkeit des Abschlussprüfers nicht beeinträchtigen. Außerdem hat der Ausschuss Art und Umfang der nicht prüfungsbezogenen Leistungen des Prüfers festgelegt. Nach der Wahl hat sich der Ausschuss den Prüfungsplan erläutern lassen sowie dem Abschlussprüfer den Prüfungsauftrag unter Festlegung der Prüfungsschwerpunkte und des Honorars erteilt. Gegenstand der Erörterung im Prüfungsausschuss waren ferner Berichte der internen Revision über die Revisionsergebnisse der ersten drei Quartale des vergangenen Jahres, die insgesamt zufrieden stellend waren. Ausführlich beraten wurde außerdem der Bericht des Abschlussprüfers über die jährliche Depotprüfung, der keine berichtenswerten Beanstandungen ergab. Der Vorstand hat den Ausschuss ferner über eine Prüfung des Außenwirtschaftsverkehrs durch die Deutsche Bundesbank unterrichtet, die mit einem positiven Gesamtergebnis abschloss. Darüber hinaus hat sich der Ausschuss über die Einhaltung der Finanzsanktions- und Datenschutzvorschriften sowie die Einhaltung und Entwicklung aufsichtsrechtlicher Kennziffern informieren lassen. Gegenstand der Beratungen waren ferner die Höhe und Verteilung der Honorare an Wirtschaftsprüfungsgesellschaften.

Der Risikoausschuss hat im vergangenen Jahr dreimal getagt. In jeder Sitzung hat der Chief Risk Officer (CRO) dem Ausschuss einen Portfoliobericht vorgelegt, mit dem der Ausschuss über die Höhe und Veränderung der Risikovorsorge, über Einzelengagements mit einem erhöhten Risikopotenzial sowie über branchenbezogene Teilportfolios informiert wurde. Im Rahmen der Berichte hat sich der Ausschuss auch über die Markt- und Länderrisiken sowie operationelle Risiken unterrichten lassen. Gegenstand der Beratungen waren auch die Entwicklung der Kreditrisikovorsorge bei Sofortkrediten sowie die Situation bei einem von einer Tochtergesellschaft der HVB AG aufgelegten Fonds. In Übereinstimmung mit den Mindestanforderungen an das Kreditgeschäft der Kreditinstitute hat sich der Ausschuss in jeder Sitzung sehr eingehend mit dem MaK-Risikobericht befasst. Außerdem wurde dem Ausschuss im Rahmen des jährlich zu erstattenden Berichts über die MaK-Risikostrategie der Strategieprozess umfassend erläutert und dem Ausschuss die überarbeiteten speziellen Kreditgrundsätze der Immobilienfinanzierung sowie Kreditgrundsätze für strukturierte Immobilienfinanzierungen vorgestellt. Die Umsetzung der Mindestanforderungen an das Kreditgeschäft sowie die Kreditprozesse im Bereich »Professionelle Immobilienkunden« wurde im Rahmen einer Sonderprüfung geprüft, über deren Ergebnisse sich der Ausschuss berichten ließ. Ferner hat sich der Ausschuss einen Bericht über die Entwicklung von Risikokapital und Risikodeckungsmasse und einen Bericht über die Liquiditäts- und Fundingsituation geben lassen. Im Rahmen eines Berichts über Marktrisiken erhielt der Ausschuss eine Übersicht über Änderungen im Limitsystem und in der Messmethodik. Des Weiteren ließ sich der Ausschuss über die sehr positive Entwicklung bei dem neuen Produkt Cross-Asset-Derivatives unterrichten. Auf Grund der Berichte im Risikoausschuss und der hierzu vorgelegten Unterlagen ist der Ausschuss der Ansicht, dass die Risiken frühzeitig und umfassend erfasst und angemessen gesteuert werden.

Der gesetzlich vorgeschriebene Vermittlungsausschuss brauchte auch im vergangenen Jahr nicht zusammenzutreten.

Die jeweiligen Vorsitzenden der Ausschüsse haben in den Sitzungen des Aufsichtsratsplenums ausführlich sowohl über die Gegenstände als auch über die Ergebnisse der Beratungen und die Beschlussfassungen in den Ausschüssen berichtet. Außerdem wurden die Mitglieder des Aufsichtsrats in der Zeit zwischen den Sitzungen vom Vorstand schriftlich über besondere Vorgänge informiert. Der Vorsitzende des Aufsichtsrats traf sich regelmäßig mit dem Vorstandssprecher zu Beratungen über wesentliche Entwicklungen und ließ sich laufend über die Entscheidungen des Vorstands und über aktuelle Ergebnisse informieren.

Prüfung und Billigung des Jahresabschlusses 2005

Der Jahresabschluss und der Lagebericht für die Bayerische Hypo- und Vereinsbank Aktiengesellschaft sowie der nach International Financial Reporting Standards (IFRS) aufgestellte Konzernabschluss und Konzernlagebericht für das Geschäftsjahr 2005 sind unter Einbeziehung der Buchführung von der KPMG geprüft und jeweils mit dem uneingeschränkten Bestätigungsvermerk versehen worden.

Der Abschlussprüfer hat im Rahmen seiner Prüfungspflichten gemäß § 317 Abs. 4 HGB auch die bei der Bank bestehenden Überwachungssysteme für die Früherkennung von Risiken geprüft. Der Abschlussprüfer kommt zu dem Ergebnis, dass die eingerichteten Überwachungssysteme grundsätzlich zur Steuerung, Erkennung und Überwachung der von der HVB Group eingegangenen Risiken geeignet sind, und bestätigt, dass die Lageberichte für die AG und den Konzern die Risiken der künftigen Entwicklung zutreffend darstellen. An der Schlussbesprechung des Vorstands mit dem Abschlussprüfer hat der Vorsitzende des Prüfungsausschusses teilgenommen.

Die genannten Abschlussunterlagen mit dem Gewinnverwendungsvorschlag des Vorstands wurden zusammen mit dem Bericht des Abschlussprüfers dem Aufsichtsrat zugeleitet. Im Rahmen der Vorprüfung hat sich der Prüfungsausschuss intensiv mit diesen Unterlagen befasst. In der vorbereitenden Sitzung des Prüfungsausschusses sowie in der nachfolgenden Bilanzsitzung des Aufsichtsrats hat der Abschlussprüfer über die Ergebnisse der Prüfung berichtet und eingehend die Fragen der Aufsichtsratsmitglieder beantwortet. Außerdem hat der Vorstand die Abschlüsse in diesen Sitzungen ausführlich erläutert. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlussprüfer angeschlossen. Nach dem abschließenden Ergebnis seiner eigenen Prüfung von Jahres- und Konzernabschluss, Lage- und Konzernlagebericht sowie des Vorschlags für die Gewinnverwendung hat er festgestellt, dass Einwendungen nicht zu erheben sind. In seiner Sitzung vom 21. März 2006 hat der Aufsichtsrat deshalb den vom Vorstand aufgestellten Jahresabschluss und Konzernabschluss gebilligt. Damit ist der Jahresabschluss festgestellt. Dem Vorschlag des Vorstands für die Verwendung des Bilanzgewinns stimmt der Aufsichtsrat zu.

Die UniCredit Italiano S.p.A. ist mit Wirkung vom 17. November 2005 mehrheitlich am Grundkapital der HVB AG beteiligt. Der Vorstand hat demnach gemäß § 312 AktG für den Zeitraum vom 17. November 2005 bis 31. Dezember 2005 einen Bericht über die Beziehungen zu verbundenen Unternehmen erstellt. Der Bericht enthält folgende Schlusserklärung des Vorstands:

»Wir erklären, dass die Bayerische Hypo- und Vereinsbank AG nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem die in diesem Bericht aufgeführten Rechtsgeschäfte vorgenommen sowie die in diesem Bericht aufgeführten Maßnahmen getroffen oder unterlassen wurden, bei jedem Rechtsgeschäft eine angemessene Gegenleistung erhielt sowie dadurch, dass Maßnahmen getroffen oder unterlassen wurden, nicht benachteiligt wurde.«

Die KPMG hat diesen Bericht geprüft und mit folgendem Bestätigungsvermerk versehen:
»Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war,
3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen.«

Der Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen und der diesbezügliche Prüfungsbericht der KPMG sind dem Aufsichtsrat ebenfalls zugeleitet worden. Im Rahmen der Vorprüfung hat sich der Prüfungsausschuss und anschließend der Aufsichtsrat in der Bilanzsitzung intensiv mit diesen Unterlagen befasst. Die KPMG hat an der Sitzung des Aufsichtsrats und der vorbereitenden Sitzung des Prüfungsausschusses teilgenommen, über die wesentlichen Ergebnisse ihrer Prüfung berichtet und eingehend Fragen der Aufsichtsratsmitglieder beantwortet. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch die KPMG angeschlossen. Nach dem abschließenden Ergebnis seiner eigenen Prüfung des Berichts über die Beziehungen zu verbundenen Unternehmen, bei der sich keine Beanstandungen ergeben haben, sind Einwendungen gegen die Erklärung des Vorstands am Schluss des Berichts über die Beziehungen zu verbundenen Unternehmen nicht zu erheben.

Personalien

Im Zuge der erfolgreichen Übernahme der HVB durch die UniCredit erfolgte zum Ende des Jahres 2005 ein Führungswechsel an der Spitze des Unternehmens. Dies galt sowohl für den Aufsichtsrat als auch für den Vorstand.

Zum 31. Dezember 2005 ist der bisherige Sprecher des Vorstands, Herr Dieter Rampl, aus dem Vorstand ausgeschieden und in der konstituierenden Sitzung des Board of Directors der UniCredit am 11. Januar 2006 zum Chairman dieses Gremiums gewählt worden. Herr Rampl gehörte dem Vorstand der Bank seit 1995 an und hat insbesondere seit 2003 als Sprecher des Vorstands die Entwicklung des HVB-Konzerns in einer schwierigen Phase maßgeblich geprägt. Der Aufsichtsrat dankt Herrn Rampl für seine sehr engagierte und erfolgreiche Arbeit für den Konzern. Zum Nachfolger von Herrn Rampl als Sprecher des Vorstands hat der Vorstand im Einvernehmen mit dem Präsidium des Aufsichtsrats Herrn Dr. Wolfgang Sprißler gewählt, der bisher dem Vorstand als Chief Financial Officer (CFO) angehörte. Am 1. April 2005 ist Herr Johann Berger zum Mitglied des Vorstands bestellt worden; er verantwortet im Vorstand die Divisionen Firmenkunden, Kommerzielles Immobiliengeschäft sowie seit 1. Januar 2006 Österreich & Zentral- und Osteuropa. Herr Dr. Sprißler und Herr Berger sind darüber hinaus zum Mitglied des Management Committee der UniCredit bestellt worden.

Auf Grund der Übernahme der HVB durch die UniCredit haben die bisherigen Vorstandsmitglieder Dr. Stefan Jentzsch, Dr. Michael Kemmer, Christine Novakovic, ehemals Licci, und Michael Mendel von der Change-of-Control-Klausel ihrer Dienstverträge Gebrauch gemacht und sind aus dem Vorstand ausgeschieden. Herr Dr. Jentzsch gehörte dem Vorstand vom 1. Mai 2001 bis 4. November 2005, Herr Dr. Kemmer vom 1. Juni 2003 bis 22. Dezember 2005, Frau Novakovic vom 17. Januar 2005 bis 4. November 2005 und Herr Mendel vom 1. Februar 2003 bis zum 18. November 2005 an. Zur Prüfung der Rechtsfolgen bei Ausübung der Change-of-Control-Klausel hat das Präsidium des Aufsichtsrats drei Rechtsgutachten von externen juristischen Beratern eingeholt. Über die sich daraus ergebenden Folgerungen und die weiteren Schritte wird der Aufsichtsrat in den nächsten Wochen beraten. Mit Wirkung vom 1. Januar 2006 wurden neu zu Mitgliedern des Vorstands bestellt: Herr Jan-Christian Dreesen, Herr Rolf Friedhofen, Herr Heinz Laber, Herr Ronald Seilheimer, Herr Mathias Sohler, Herr Andrea Umberto Varese sowie Herr Andreas Wölfer. Außerdem wurde mit Wirkung zum 1. Januar 2006 Herr Dr. Stefan Schmittmann zum stellvertretenden Mitglied des Vorstands bestellt. Seit dem 23. Februar 2006 gehört dem Vorstand Herr Willibald Cernko an, nachdem Herr Dreesen sein Mandat aus persönlichen Gründen einvernehmlich zum 9. Februar 2006 niedergelegt hat.

Mit Ablauf der Hauptversammlung am 12. Mai 2005 sind Herr Dr. Siegfried Sellitsch und mit Wirkung vom 27. Juli 2005 Herr Dr. Manfred Bischoff, an dessen Stelle Herr Dr. Diether Münich als Ersatzmitglied nachgerückt war, aus dem Aufsichtsrat ausgeschieden. Außerdem hat mit Wirkung vom 8. März 2006 Herr Herbert Munker sein Aufsichtsratsmandat niedergelegt. An seiner Stelle ist Frau Beate Dura-Kempf, die nach den Vorschriften des Mitbestimmungsgesetzes von den Arbeitnehmern der Bank zum Ersatzmitglied von Herrn Munker gewählt worden war, Mitglied des Aufsichtsrats geworden.

Wie in dem Zusammenschlussvertrag zwischen UniCredit und HVB vorgesehen, haben acht Mitglieder des Aufsichtsrats ihr Mandat niedergelegt, um es der UniCredit zu ermöglichen, eine entsprechende Anzahl von Aufsichtsratsmandaten durch Mitglieder zu besetzen, die von ihr vorgeschlagen werden. Demgemäß sind aus dem Aufsichtsrat ausgeschieden: mit Wirkung zum 27. November 2005 der bisherige Vorsitzende des Aufsichtsrats, Herr Dr. Dr. h. c. Albrecht Schmidt, Herr Volker Doppelfeld und Herr Professor Dr. Wilhelm Simson sowie mit Wirkung zum 28. November 2005 der weitere stellvertretende Vorsitzende des Aufsichtsrats, Herr Dr. Hans-Jürgen Schinzler, Herr Dr. Mathias Döpfner, Herr Max Dietrich Kley, Herr Dr. Diether Münich und Herr Gerhard Randa, der mit Ablauf der Hauptversammlung am 12. Mai 2005 aus dem Vorstand der HVB ausgeschieden war und zum Mitglied des Aufsichtsrats gewählt wurde. An ihrer Stelle sind durch Beschluss des Registergerichts München vom 29. November 2005 die Herren Alessandro Profumo, Chief Executive Officer der UniCredit, Carlo Salvatori, ehemaliger Chairman des Board of Directors der UniCredit, Aldo Bulgarelli, Rechtsanwalt, Ranieri de Marchis, Chief Financial Officer der UniCredit, Paolo Fiorentino, Head of Global Banking Services der UniCredit, Dario Frigerio, Head of Private Banking and Asset Management der UniCredit, Roberto Nicastro, Head of Retail der UniCredit, und Vittorio Ogliengo, Head of Corporates/SMEs der UniCredit, zu Mitgliedern des Aufsichtsrats bestellt worden. In der Aufsichtsratssitzung am 2. Dezember 2005 wurden Herr Alessandro Profumo zum Vorsitzenden und Herr Dr. Lothar Meyer als Nachfolger von Herrn Dr. Schinzler zum weiteren stellvertretenden Vorsitzenden des Aufsichtsrats gewählt.

Der Aufsichtsrat schlägt vor, die acht durch Gericht bestellten Anteilseignervertreter im Aufsichtsrat in der Hauptversammlung am 23. Mai 2006 für die Restlaufzeit der Mandate, das heißt bis zum Ablauf der ordentlichen Hauptversammlung des Jahres 2008, erneut zu Mitgliedern des Aufsichtsrats zu wählen.

Der Aufsichtsrat dankt den aus dem Aufsichtsrat ausgeschiedenen Mitgliedern auch an dieser Stelle für ihre erfolgreiche, teils auch langjährige Mitarbeit in diesem Gremium sehr herzlich. Mit ihrem hohen persönlichen Engagement und ihrer großen beruflichen Erfahrung haben sie die Arbeit im Aufsichtsrat entscheidend bereichert. Dieser Dank gilt in besonderem Maße dem bisherigen Vorsitzenden des Aufsichtsrats, Herrn Dr. Albrecht Schmidt, der seit 2003 als Vorsitzender des Aufsichtsrats und zuvor seit 1979 als Mitglied des Vorstands, davon seit 1991 als dessen Sprecher, den HVB-Konzern entscheidend geformt hat.

Mit Urteil vom 22. Dezember 2005 hat das Landgericht München eine Anfechtungsklage von Aktionären gegen Beschlüsse unserer Hauptversammlung vom 12. Mai 2005 in Bezug auf die Wahl von Aufsichtsratsmitgliedern und die Wahl des Abschlussprüfers abgewiesen, in Bezug auf die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2004 der Klage jedoch stattgegeben. Das Gericht hat den Entlastungsbeschluss deswegen für unwirksam erklärt, weil der Aufsichtsratsbericht über das Geschäftsjahr 2004 keine Ausführungen dazu enthält, dass die Anfechtungsklage betreffend die Blockwahl der Aufsichtsratsmitglieder in der Hauptversammlung am 14. Mai 2003 durch Rücknahme der Berufung seitens der Bank im Juli 2004 rechtskräftig zu Gunsten der Anfechtungskläger abgeschlossen worden ist. Insoweit liege ein Mangel des Aufsichtsratsberichts vor.

Vorstand und Aufsichtsrat haben beschlossen, von einer Berufung gegen dieses Urteil abzusehen und der Hauptversammlung am 23. Mai 2006 bei entsprechend überarbeitetem Aufsichtsratsbericht die Entlastung des Aufsichtsrats für das Geschäftsjahr 2004 nochmals zur Beschlussfassung vorzulegen.

Am 21. Januar 2005 ist Herr Rudolf Renner verstorben, der von 1975 bis 1986 dem Vorstand der Bayerischen Hypotheken- und Wechsel-Bank angehörte und anschließend bis 1992 Mitglied des Beirats der Bank war. Am 9. März 2005 verstarb Herr Dr. Arno Puhlmann, der von 1975 bis 1995 Mitglied des Vorstands der Bayerischen Vereinsbank war und als Mitglied des Beirats der Bank bis 2001 eng verbunden blieb. Am 29. August 2005 ist Herr Wernher Dünnbier verstorben, der von 1967 bis 1984 dem Vorstand der Bayerischen Hypotheken- und Wechsel-Bank angehörte und danach bis 1993 Mitglied des Beirats der Bank war. Mit unermüdlichem Einsatz, hoher Fachkompetenz und sicherer Urteilskraft haben sich die Verstorbenen um den Ausbau und die Weiterentwicklung der Bank sehr verdient gemacht.

Das Andenken an die Verstorbenen werden wir in hohen Ehren halten.

Der Aufsichtsrat dankt dem Vorstand, den Mitarbeiterinnen und Mitarbeitern sowie den Mitarbeitervertretungen für den hohen Einsatz im vergangenen Jahr. Nach den einschneidenden Maßnahmen der vergangenen Jahre ist es gelungen, die Ertragskraft der HVB deutlich zu steigern. Der Aufsichtsrat ist sich bewusst, dass das Übernahmeverfahren des vergangenen Jahres in Einzelfällen auch zu Verunsicherungen geführt haben mag. Der Aufsichtsrat wünscht dem Vorstand und allen Mitarbeiterinnen und Mitarbeitern auf dem weiteren Weg zur ersten wahrhaft europäischen Bank viel Erfolg!

München, den 21. März 2006

Der Aufsichtsrat

Alessandro Profumo
Vorsitzender

CORPORATE-GOVERNANCE-BERICHT MIT VERGÜTUNGSBERICHT

CORPORATE GOVERNANCE: LEITGEDANKE

Gute Corporate Governance ist von zentraler Bedeutung, wenn es gilt, für den Anleger sowie darüber hinaus für alle Interessentengruppen Wert zu sichern und nachhaltig auszubauen. Dabei hat der langfristige Unternehmenserfolg vor dem kurzfristigen Kapitalmarkterfolg zu stehen. Vorbildliche Corporate Governance wird dabei nicht allein durch Einhalten von formellen Bestimmungen, sondern vor allem durch gelebte verantwortungsvolle Unternehmensführung geprägt. Für die Bayerische Hypo- und Vereinsbank (HVB AG) ist diese verantwortungsvolle Unternehmensführung eine Maxime, der sie durch enges und effizientes Zusammenwirken von Vorstand und Aufsichtsrat sowie durch Klarheit und Transparenz in der Kommunikation entspricht.

Rechtliche Grundlagen

Den rechtlichen Rahmen bilden für die HVB AG mit Sitz in Deutschland insbesondere das Aktien- und Mitbestimmungsgesetz, das Kapitalmarktrecht sowie der Deutsche Corporate-Governance-Kodex. Den Empfehlungen des Deutschen Corporate-Governance-Kodex in der Fassung vom 21. Mai 2003 bzw. vom 2. Juni 2005 folgt die HVB AG mit zwei Abweichungen. Im Sinne des »comply or explain«-Prinzips sind die Abweichungen in der Entsprechenserklärung des Vorstands und Aufsichtsrats vom 10. November 2005 (vergangenheitsbezogener Teil) und 2. Dezember 2005 (zukunftsbezogener Teil) gemäß § 161 AktG im Einzelnen dargelegt: Bei der Directors & Officers-Versicherung (D & O) wird kein Selbstbehalt vereinbart, und bei der Vorstandsvergütung wird – wie schon im vergangenen Jahr – auch im Geschäftsbericht für das Jahr 2005 nur die Vergütung für den Vorstandssprecher individualisiert angegeben. Bei den anderen Vorstandsmitgliedern bleibt es bei einer Darstellung der Gesamtvergütung. Für die weiteren Geschäftsjahre ist vorgesehen, der nächsten Hauptversammlung am 23. Mai 2006 vorzuschlagen, von der so genannten Opting-Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütung Gebrauch zu machen und zu beschließen, dass eine gesonderte Angabe der Bezüge jedes einzelnen Vorstandsmitglieds nicht erfolgt. Der gesamte Wortlaut der Erklärung mit Erläuterung der Abweichungen ist auf den folgenden Seiten unter der Überschrift »Entsprechenserklärung 2005« abgedruckt. Die Erklärung ist den Aktionären darüber hinaus auf der Website der Gesellschaft dauerhaft zugänglich gemacht worden. Auch den zahlreichen Anregungen des Kodex folgt die HVB AG mit lediglich drei Ausnahmen:

- Die Einführung unterschiedlicher Amtsperioden für die Anteilseignervertreter im Aufsichtsrat ist nicht vorgesehen, da sie einer anzustrebenden Kontinuität der Aufsichtsratsarbeit entgegenwirken würde. Auch würde eine solche Regelung nur die Anteilseignervertreter betreffen und damit die Aufsichtsratsmitglieder ungleich behandeln.
- Die Vergütung der Aufsichtsratsmitglieder enthält keine auf den langfristigen Unternehmenserfolg bezogenen Bestandteile. Vor dem Hintergrund der Übernahme der HVB AG durch die UniCredito Italiano (UniCredit) und des damit verbundenen Wechsels im Aufsichtsrat sind die Überlegungen hierzu noch nicht abgeschlossen.
- Im Rahmen des Übernahmeangebots der UniCredit hat der Vorstand davon abgesehen, eine außerordentliche Hauptversammlung einzuberufen. Vorstand und Aufsichtsrat hielten dies nicht für angezeigt.

Weitere gesetzliche Regelungen, die der Transparenz und der Verhinderung missbräuchlicher Ausnutzung von Insiderinformationen dienen, finden sich im Wertpapierhandelsgesetz in der Fassung des Anlegerschutzverbesserungsgesetzes, insbesondere zum Insiderhandelsverbot, zur Ad-hoc-Publizität, zur Veröffentlichung von Wertpapiergeschäften von Organmitgliedern (Directors' Dealings) sowie zur Veröffentlichung von Beteiligungen an börsennotierten Unternehmen bei Erreichen, Über- oder Unterschreiten bestimmter Schwellenwerte. Ferner sind die gesetzlichen Regelungen zur Geldwäschebekämpfung und die hierzu ergangenen Richtlinien zu beachten, für deren Einhaltung und Umsetzung eine eigene Einheit in der Bank zuständig ist.

Satzung, Geschäftsordnung, Leitsätze, Compliance

Außer den gesetzlichen Rahmendaten für die Führung und Kontrolle einer Aktiengesellschaft enthalten die von der Hauptversammlung beschlossene Satzung der HVB AG sowie die Geschäftsordnungen, die sich Vorstand und Aufsichtsrat gegeben haben, Regelungen für die Unternehmensführung und -kontrolle. So finden sich in der Geschäftsordnung des Aufsichtsrats insbesondere Ausführungen zu zustimmungspflichtigen Geschäften sowie nähere Regelungen zu Informations- und Berichtspflichten. In Bezug auf das Wertpapier- und Immobiliengeschäft hat die Bank ferner Compliance-Richtlinien und Mitarbeiterleitsätze eingeführt. Die Einhaltung dieser Vorschriften wird vom Compliance-Beauftragten der Bank überwacht. Darüber hinaus hat der Vorstand der Bank einen Code of Conduct verabschiedet. Dieser Verhaltenskodex fasst bestehende Regelungen und ethische Grundsätze zusammen und legt sie verbindlich für den Vorstand und alle Mitarbeiter der HVB fest. Änderungen auf Grund des Zusammenschlusses mit UniCredit haben sich insoweit nicht ergeben. Ein ergänzender gemeinsamer Werterahmen, die Integrity Charter der UniCredit, verbindet alle Unternehmen der UniCredit Group. Die Integrity Charter verkörpert die gemeinsamen Werte, welche die Identität der Gruppe ausmachen und eine weitere komplementäre Richtlinie für das Verhalten aller Mitarbeiter am Arbeitsplatz geben.

Effiziente Unternehmensüberwachung: Aufsichtsrat, Ausschüsse

Der Aufsichtsrat der HVB AG besteht aus 20 Mitgliedern und setzt sich gemäß dem deutschen Mitbestimmungsgesetz zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Bei den Vorschlägen zur Wahl der Aufsichtsratsmitglieder wird darauf geachtet, dass diese die erforderlichen Kenntnisse und Fähigkeiten besitzen und keine Organfunktionen und Beratungsaufgaben bei wesentlichen Konkurrenten ausüben. Die Mitglieder des Aufsichtsrats sind dem Unternehmensinteresse verpflichtet. Gemäß der Geschäftsordnung des Aufsichtsrats sind Interessenkonflikte dem Aufsichtsrat gegenüber offen zu legen. Im vergangenen Geschäftsjahr haben sich insoweit keine Interessenkonflikte ergeben. Eine Übersicht der Mandate der Aufsichtsratsmitglieder in anderen gesetzlich zu bildenden Aufsichtsräten oder vergleichbaren Kontrollgremien ist im Anhang zum Jahresabschluss der AG veröffentlicht. Im Hinblick auf die Zusammensetzung des Aufsichtsrats sind bei den Sitzungen des Aufsichtsrats seit dem 2. Dezember 2005 vereidigte Dolmetscher anwesend, damit durch Simultanübersetzung die Berücksichtigung der Beiträge aller Aufsichtsratsmitglieder sichergestellt ist.

Nach dem deutschen Aktiengesetz sind die Aufgaben der Geschäftsleitung und Geschäftskontrolle streng getrennt. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Die Bestellung und Abberufung der Vorstandsmitglieder gehört zu den zentralen Aufgaben des Aufsichtsrats. Darüber hinaus können bestimmte Arten von Geschäften kraft Gesetzes oder auf Grund von Zustimmungsvorbehalten des Aufsichtsrats nur mit dessen Zustimmung vorgenommen werden. Dies gilt insbesondere für Kapitalmaßnahmen und nach der Geschäftsordnung des Aufsichtsrats der HVB AG für Investitionen oder Desinvestitionen ab einem bestimmten Volumen. Zur Unterstützung seiner Arbeit hatte der Aufsichtsrat der HVB AG bisher fünf Ausschüsse eingerichtet. Auf Grund der Eingliederung der HVB AG in die UniCredit Gruppe hat der Aufsichtsrat mit Wirkung zum 31. Dezember 2005 zwei Ausschüsse aufgehoben, und zwar den Ausschuss für Strategie und Geschäftsentwicklung sowie den Risikoausschuss; deren Aufgaben werden im Interesse einer kompakten Berichterstattung künftig vom Plenum und vom Prüfungsausschuss wahrgenommen. Zusammensetzung und Aufgaben der Ausschüsse stellen sich wie folgt dar:

- Dem Präsidium gehören der Vorsitzende des Aufsichtsrats und seine beiden Stellvertreter an. Es befasst sich insbesondere mit der Vorstandsnachfolgeplanung und legt die Vorstandsvergütung und die Vergütungsstruktur fest.
- Der Prüfungsausschuss, der in der Regel viermal pro Jahr tagt, besteht aus fünf Mitgliedern. Ihm obliegen insbesondere die Vorbereitung der Entscheidung des Aufsichtsrats über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses, die Vorprüfung des Berichts zu verbundenen Unternehmen sowie die Erörterung der Quartalsabschlüsse. Zu den weiteren Aufgaben dieses Ausschusses gehört die Vorbereitung des Vorschlags des Aufsichtsrats an die Hauptversammlung zur Wahl des Abschlussprüfers, wobei der Ausschuss die erforderliche Unabhängigkeit des Abschlussprüfers prüft sowie Art und Umfang der nicht prüfungsbezogenen Leistungen des Prüfers festlegt. Ferner obliegt dem Prüfungsausschuss die Erteilung des Prüfungsauftrags für den Jahres- und Konzernabschluss an den Abschlussprüfer auf Grund der Beschlussfassung der Hauptversammlung, einschließlich der Festlegung von Prüfungsschwerpunkten sowie des Honorars. Gegenstand der Erörterung des Prüfungsausschusses sind außerdem die regelmäßigen Berichte der internen Revision über die Revisionsergebnisse. Seit dem 1. Januar 2006 werden von diesem Ausschuss auch die Aufgaben des bisherigen Risikoausschusses wahrgenommen.
- Dem Risikoausschuss, der bis zum 31. Dezember 2005 fünf Mitglieder umfasste, wurde in der Regel in vier Sitzungen pro Jahr über Risikosituation und Risikomanagement des Unternehmens berichtet. Die Aufgaben dieses Ausschusses sind – wie auch im Deutschen Corporate-Governance-Kodex vorgesehen – mit Wirkung vom 1. Januar 2006 auf den Prüfungsausschuss übertragen worden. Die Risikolage und die Früherkennung von Risiken sind für den Fortbestand eines Unternehmens von grundlegender Bedeutung. Nach den Mindestanforderungen an das Kreditgeschäft der Kreditinstitute der Bundesanstalt für Finanzdienstleistungsaufsicht sind sowohl dem Vorstand als auch dem Aufsichtsrat pro Quartal Risikoberichte vorzulegen. Außerdem ist mindestens einmal pro Jahr Bericht über die Risikostrategie zu erstatten. Auf diese Weise erhält der Aufsichtsrat regelmäßige und detaillierte Berichte, insbesondere über die Risikostrategie sowie über Kredit-, Markt-, Liquiditäts- und Länderrisiken, aber auch über operationelle, Rechts- und Reputationsrisiken.
- Der Vermittlungsausschuss, dem je zwei Mitglieder der Anteilseignervertreter und der Arbeitnehmer angehören, hat dem Aufsichtsrat für die Bestellung oder die Abberufung von Vorstandsmitgliedern einen Vorschlag zu unterbreiten, wenn bei der vorausgegangenen Beschlussfassung des Aufsichtsrats die erforderliche Zweidrittelmehrheit nicht erreicht worden ist.
- Der Ausschuss für Strategie und Geschäftsentwicklung bestand bis zum 31. Dezember 2005 aus fünf Mitgliedern, hielt in der Regel vier Sitzungen pro Jahr ab und befasste sich mit Fragen der strategischen Ausrichtung und der richtigen Positionierung des Unternehmens in einem sich verändernden Umfeld. Die Jahres- und Mehrjahresplanung, die Geschäftsentwicklung im Konzern sowie wesentliche Investitionen und Desinvestitionen waren weitere Themen der Beratung beziehungsweise Beschlussfassung. Die Aufgaben dieses Ausschusses werden künftig vom Plenum wahrgenommen, da die strategische Ausrichtung der HVB AG auf Grund des vom Zusammenschlussvertrag zwischen HVB AG und UniCredit vorgezeichneten Rahmens künftig eine andere Bedeutung haben wird.

Die Vorsitzenden der Ausschüsse berichten im Plenum ausführlich über die Ausschussarbeit.

Vorstand

Der Vorstand ist das Leitungsorgan des Unternehmens. Im Rahmen des Zusammenschlussvertrages (Business Combination Agreement) zwischen HVB und UniCredit wurde vereinbart, die Organisationsstrukturen der HVB an die der UniCredit anzupassen, um klare Führungs- und Managementstrukturen innerhalb der gesamten Gruppe zu erhalten. Nach der bisherigen Organisationsstruktur gehörten dem Konzernvorstand der HVB sieben Mitglieder an. Im Einzelnen waren dies der Vorstandssprecher, der zugleich die Funktion als Arbeitsdirektor hatte und für das Ressort Human Resources Management (HR) zuständig war, der Chief Financial Officer (CFO), der Chief Risk Officer (CRO), der Chief Operating Officer (COO) sowie je ein Vorstandsmitglied für die drei Geschäftsfelder Deutschland, Österreich & Zentral- und Osteuropa sowie Corporates & Markets. Dem Konzernvorstand der HVB nachgeordnet waren Bereichsvorstände, die unter der Leitung des jeweils zuständigen Mitglieds des Konzernvorstands die Verantwortung für die operative Leitung der einzelnen Bereiche innerhalb des Group Corporate Centers sowie der drei Geschäftsfelder trugen.

Seit dem 1. Januar 2006 besteht der Vorstand der HVB aus neun ordentlichen und einem stellvertretenden Mitglied. Neben dem Vorstandssprecher und den vier Funktionsträgern Chief Financial Officer (CFO), Chief Risk Officer (CRO), Human Resources (HR; zugleich Arbeitsdirektor) und Chief Operating Officer (COO) für Global Banking Services gehören dem Vorstand die Leiter der fünf Divisionen Privat- und Geschäftskunden, Wealth Management, Firmenkunden, Kommerzielles Immobiliengeschäft sowie Investmentbanking an. Damit entspricht die neue Struktur und Zuständigkeit im Vorstand der HVB AG der nach Kundengruppen (Business Divisions) und nach Funktionen unterteilten Organisationsstruktur der UniCredit. Der Sprecher des Vorstands, Herr Dr. Sprißler, sowie der Leiter der Divisionen Firmenkunden, Kommerzielles Immobiliengeschäft, Herr Berger, sind zugleich Mitglieder des Management Committee der UniCredit, das den Chief Executive Officer der UniCredit bei der Umsetzung der Managemententscheidungen unterstützt.

Der Vorstand der HVB berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung einschließlich der Abweichung von Plänen und der strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage des Unternehmens einschließlich der Risikolage. Die Berichte werden in der Regel in Textform erstattet; entscheidungsrelevante Unterlagen werden dem Aufsichtsrat vor der Sitzung zur Verfügung gestellt. Präsentationen und Berichte sowie Unterlagen werden im Hinblick auf die Zusammensetzung des Aufsichtrats seit Anfang Dezember 2005 zweisprachig erstellt.

Directors' Dealings und Aktienbesitz von Vorstands- und Aufsichtsratsmitgliedern

Nach § 15 a Wertpapierhandelsgesetz (WpHG) sind die Mitglieder des Vorstands und des Aufsichtsrats sowie bestimmte mit ihnen in einer engen Beziehung stehende Personen verpflichtet, Geschäfte mit Aktien der HVB AG oder sich darauf beziehenden Finanzinstrumenten offen zu legen, sofern die Geschäfte innerhalb eines Kalenderjahres den Wert von 5000,– € übersteigen.

Für das Geschäftsjahr 2005 sind der HVB AG folgende Geschäfte mitgeteilt worden, wobei mehr als zwei Drittel der Geschäfte Umtäusche im Rahmen des Übernahmeangebotes darstellen:

Directors' Dealings

Name, Funktion	Transaktionsart
Helmut Wunder, Aufsichtsratsmitglied der HVB	Verkauf
Hanns-Peter Kreuser, Aufsichtsratsmitglied der HVB	Verkauf
Peter König, stellv. Vorsitzender des Aufsichtsrats der HVB	Umtausch
Johann Berger, Vorstandsmitglied der HVB	Umtausch
Dr. Michael Kemmer, Vorstandsmitglied der HVB	Umtausch
Dr. Stefan Jentzsch, Vorstandsmitglied der HVB	Umtausch
Ursula Titze, Aufsichtsratsmitglied der HVB	Umtausch
Gerhard Titze, Ehemann von Ursula Titze, Aufsichtsratsmitglied der HVB	Umtausch
Elke Gomoll, Ehefrau von Anton Hofer, Aufsichtsratsmitglied der HVB	Umtausch
Dieter Rampl, Sprecher des Vorstands der HVB	Umtausch
Jens-Uwe Wächter, Aufsichtsratsmitglied der HVB	Umtausch
Jens-Uwe Wächter, Aufsichtsratsmitglied der HVB	Verkauf
Anton Hofer, Aufsichtsratsmitglied der HVB	Umtausch
Dr. Diether Münich, Aufsichtsratsmitglied der HVB	Umtausch
Michael Mendel, Vorstandsmitglied der HVB	Umtausch
Dr. Wolfgang Sprißler, Vorstandsmitglied der HVB	Umtausch
Veronika Sprißler, Ehefrau von Dr. Wolfgang Sprißler, Vorstandsmitglied der HVB	Umtausch
Helmut Wunder, Aufsichtsratsmitglied der HVB	Verkauf
Elke Gomoll, Ehefrau von Anton Hofer, Aufsichtsratsmitglied der HVB	Verkauf
Helmut Wunder, Aufsichtsratsmitglied der HVB	Verkauf

Sämtliche Geschäfte sind auf der Internetseite der HVB unter www.hvb.com/ir/ unter dem Kapitel »Corporate Governance« veröffentlicht worden.

Bezeichung des Wertpapiers	Wertpapierkenn-nummer/ ISIN-Nummer	Datum des Geschäfts-abschlusses	Stückzahl	Preis je Stück	Geschäftsvolumen
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	11. 11. 2005	200	€ 26,00	€ 5 200,00
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	1. 11. 2005	2 500	€ 23,50	€ 58 750,00
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	4. 10. 2005	370	5 Neue UniCredit-Stammaktien	1850 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	26. 9. 2005	442	5 Neue UniCredit-Stammaktien	2210 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	17. 9. 2005	13 127	5 Neue UniCredit-Stammaktien	65 635 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	13. 9. 2005	25 474	5 Neue UniCredit-Stammaktien	127 370 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	9. 9. 2005	562	5 Neue UniCredit-Stammaktien	2 810 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	9. 9. 2005	394	5 Neue UniCredit-Stammaktien	1 970 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	9. 9. 2005	350	5 Neue UniCredit-Stammaktien	1 750 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	7. 9. 2005	45.559	5 Neue UniCredit-Stammaktien	227 795 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	6. 9. 2005	521	5 Neue UniCredit-Stammaktien	2 605 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	6. 9. 2005	450	€ 23,20	€ 10.440,00
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	31. 8. 2005	1 100	5 Neue UniCredit-Stammaktien	5.500 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	30. 8. 2005	1 758	5 Neue UniCredit-Stammaktien	8 790 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	29. 8. 2005	19 827	5 Neue UniCredit-Stammaktien	99 135 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	29. 8. 2005	35 903	5 Neue UniCredit-Stammaktien	179 515 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	29. 8. 2005	654	5 Neue UniCredit-Stammaktien	3 270 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	10. 8. 2005	150	€ 22,83	€ 3 424,50
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	12. 7. 2005	150	€ 21,79	€ 3 251,56
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	6. 7. 2005	223	€ 21,89	€ 4 881,47

Die Mitglieder des Vorstands hielten am 31. Dezember 2005 keine Aktien der HVB AG. Die Mitglieder des Aufsichtsrats hielten am 31. Dezember 2005 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

Aktionäre, Hauptversammlung

Die Aktionäre üben ihre Rechte in der Hauptversammlung aus, die vom Vorstand in der Regel einmal jährlich unter Angabe der Tagesordnung einberufen wird. Die ordentliche Hauptversammlung, der der Jahresabschluss vorgelegt wird, findet im ersten Halbjahr des Geschäftsjahrs statt. Für alle Inhaber von stimmberechtigten Aktien gilt das One-share-one-vote-Prinzip. Alle Inhaber von stimmberechtigten Aktien – dies sind derzeit auch die Inhaber der Namens-Vorzugsaktien – können ihr Stimmrecht selbst ausüben, durch einen Bevollmächtigten (zum Beispiel eine Vereinigung von Aktionären oder Kreditinstituten) oder einen weisungsgebundenen Stimmrechtsvertreter des Unternehmens ausüben lassen. Weisungen zur Stimmrechtsausübung an den benannten Stimmrechtsvertreter der Gesellschaft können auch über das Internet – und damit über elektronische Kommunikationsmittel – erteilt werden. Einzelheiten hierzu werden den Aktionären mit der Einladung zur Hauptversammlung mitgeteilt. Die Hauptversammlung beschließt unter anderem über die Verwendung des Bilanzgewinns, die Entlastung von Vorstand und Aufsichtsrat, über die Wahl der Anteilseignervertreter im Aufsichtsrat und die Wahl des Abschlussprüfers, über Satzungsänderungen und Kapitalmaßnahmen.

Risikomanagement

Die HVB AG verfügt über eine umfassende, ihre Tochtergesellschaften einbeziehende Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Controlling und Risikomanagement sind unter dem Verantwortungsbereich des Chief Risk Officer zusammengefasst, der regelmäßig im Risikoausschuss – seit dem 1. Januar 2006 im Prüfungsausschuss – des Aufsichtsrats berichtet. Weitere Ausführungen hierzu enthält das Kapitel »Risk Report«.

Kommunikation, Transparenz

Die HVB AG legt besonderen Wert auf eine regelmäßige und zeitnahe Kommunikation mit ihren Kunden, Eigentümern, Mitarbeitern und der Öffentlichkeit. Durch Pressemeldungen und Berichte wird über die Lage des Unternehmens informiert. Informationen, die geeignet sind, den Aktienkurs erheblich zu beeinflussen, werden als Ad-hoc-Mitteilungen veröffentlicht und auch auf der Website der Gesellschaft zur Verfügung gestellt. Darüber hinaus berichten im Rahmen regelmäßiger Analysten- und Pressekonferenzen der Vorstandssprecher und der Finanzvorstand über für das Unternehmen wichtige Themen sowie über aktuelle Geschäftszahlen. Die entsprechenden Termine werden in einem Finanzkalender veröffentlicht.

Entsprechenserklärung

Aufsichtsrat und Vorstand haben Ende des Jahres 2005 die Entsprechenserklärung nach § 161 Aktiengesetz abgegeben, wobei angesichts der erheblichen Veränderungen im Vorstand und im Aufsichtsrat infolge der Übernahme durch die UniCredit die Erklärung in einen vergangenheitsbezogenen Teil vom 10. November 2005 und einen zukunftsbezogenen Teil vom 2. Dezember 2005 unterteilt worden ist.

Die Erklärungen haben folgenden Wortlaut:

»Vergangenheitsbezogener Teil der Entsprechenserklärung 2005 zum Deutschen Corporate-Governance-Kodex gemäß § 161 AktG

Im Zuge der Übernahme der UniCredito Italiano S.p.A., Genua (UniCredit), scheiden acht Anteilseignervertreter des Aufsichtsrats der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB) bis spätestens 28. November 2005 aus dem Aufsichtsrat aus. Die von UniCredit zu nominierenden Nachfolger werden voraussichtlich bis Anfang Dezember durch das Registergericht München zu Mitgliedern des Aufsichtsrats der HVB bestellt werden. Außerdem werden sich im Zuge der Übernahme Veränderungen im Vorstand der HVB ergeben. Vorstand und Aufsichtsrat der HVB haben daher beschlossen, die Entsprechenserklärung 2005 in einen vergangenheitsbezogenen Teil, der von dem Vorstand und Aufsichtsrat in seiner bisherigen Zusammensetzung beschlossen wird, und einen zukunftsbezogenen Teil, der von dem Vorstand und Aufsichtsrat in der geänderten Zusammensetzung beschlossen wird, aufzuspalten.

Hinsichtlich des vergangenheitsbezogenen Teils erklären Vorstand und Aufsichtsrat der HVB, dass den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekanntgemachten Empfehlungen der »Regierungskommission Deutscher-Corporate-Governance-Kodex« in der Fassung vom 21. Mai 2003 und 2. Juni 2005 im Geschäftsjahr 2005 mit folgenden Abweichungen entsprochen wurde:

- Nach Ziffer 3.8 Satz 3 des Corporate-Governance-Kodex soll ein angemessener Selbstbehalt vereinbart werden, wenn die Gesellschaft für Vorstand und Aufsichtsrat eine D & O-Versicherung abschließt.

  Verantwortungsvolles Handeln ist für alle Organmitglieder selbstverständliche Pflicht; eines Selbstbehaltes bedarf es deshalb nicht.

- Nach Ziffer 4.2.4 Satz 2 des Corporate-Governance-Kodex sollen die Angaben über die Vergütung der Vorstandsmitglieder im Anhang des Konzernabschlusses individualisiert erfolgen.

  Dieser Empfehlung wurde nur teilweise entsprochen.

  Die Vergütung für den Sprecher des Vorstands wurde im Anhang des Konzernabschlusses für das Jahr 2004 erstmals individualisiert angegeben. Bei den anderen Vorstandsmitgliedern blieb es bei der bisherigen Darstellung der Gesamtvergütung, wobei im Anhang des Konzernabschlusses und im Vergütungsbericht auch die einzelnen Vergütungsbestandteile, nämlich Fixum, erfolgsbezogene Komponenten und Komponenten mit langfristiger Anreizwirkung ausgewiesen wurden. Eine weitergehende Individualisierung hat nach unserer Meinung mehr Nach- als Vorteile für die Gesellschaft.

München, den 10. November 2005«

»Zukunftsbezogener Teil der Entsprechenserklärung 2005 zum Deutschen Corporate-Governance-Kodex gemäß § 161 AktG

Im Zuge der Übernahme durch die UniCredito Italiano S.p.A., Genua (UniCredit), sind acht Anteilseignervertreter des Aufsichtsrats der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB) Ende November 2005 aus dem Aufsichtsrat ausgeschieden. Die von UniCredit zu nominierenden Nachfolger wurden durch Beschluss des Registergerichts München vom 29. November 2005 zu Mitgliedern des Aufsichtsrats der HVB bestellt. Außerdem haben sich im Zuge der Übernahme Veränderungen im Vorstand der HVB ergeben. Vorstand und Aufsichtsrat der HVB haben daher beschlossen, die Entsprechenserklärung 2005 in einen vergangenheitsbezogenen Teil, der von dem Vorstand und Aufsichtsrat in seiner bisherigen Zusammensetzung am 10. November 2005 beschlossen worden ist, und einen zukunftsbezogenen Teil, der von dem Vorstand und Aufsichtsrat in der geänderten Zusammensetzung beschlossen wird, aufzuspalten.

Hinsichtlich des zukunftsbezogenen Teils erklären Vorstand und Aufsichtsrat der HVB, dass den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekanntgemachten Empfehlungen der »Regierungskommission Deutscher Corporate-Governance-Kodex« in der Fassung vom 2. Juni 2005 mit folgenden Abweichungen entsprochen wird:

- Nach Ziffer 3.8 Satz 3 des Corporate-Governance-Kodex soll ein angemessener Selbstbehalt vereinbart werden, wenn die Gesellschaft für Vorstand und Aufsichtsrat eine D & O-Versicherung abschließt.

  Verantwortungsvolles Handeln ist für alle Organmitglieder selbstverständliche Pflicht; eines Selbstbehaltes bedarf es deshalb nicht.

- Nach Ziffer 4.2.4 Satz 2 des Corporate-Governance-Kodex sollen die Angaben über die Vergütung der Vorstandsmitglieder im Anhang des Konzernabschlusses individualisiert erfolgen.

  Dieser Empfehlung wird im Bericht über das Geschäftsjahr 2005 – wie schon im vergangenen Jahr – nur teilweise entsprochen werden, da nur die Vergütung für den Sprecher des Vorstands im Anhang des Konzernabschlusses für das Jahr 2005 individualisiert angegeben wird. Bei den anderen Vorstandsmitgliedern bleibt es bei der bisherigen Darstellung der Gesamtvergütung, wobei im Anhang des Konzernabschlusses und im Corporate-Governance-Bericht auch die einzelnen Vergütungsbestandteile, nämlich Fixum, erfolgsbezogene Komponenten und Komponenten mit langfristiger Anreizwirkung ausgewiesen werden. Eine weitergehende Individualisierung hat nach unserer Meinung mehr Nach- als Vorteile für die Gesellschaft.

Hinsichtlich der Berichterstattung über die weiteren Geschäftsjahre – also erstmals für das Jahr 2006 – beabsichtigen Vorstand und Aufsichtsrat der nächsten Hauptversammlung der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, die für Mai 2006 vorgesehen ist, vorzuschlagen, von der so genannten Opting-Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch zu machen und zu beschließen, dass eine gesonderte Angabe der Bezüge jedes einzelnen Vorstandsmitgliedes nicht erfolgt.

München, den 2. Dezember 2005«

VERGÜTUNGSBERICHT: GRUNDZÜGE

In Übereinstimmung mit dem Deutschen Corporate-Governance-Kodex werden im Folgenden die Grundzüge des Vergütungssystems für den Vorstand der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) erläutert. Außerdem wird die Aufsichtsratsvergütung im Einzelnen beschrieben und individualisiert, aufgegliedert nach Vergütungsbestandteilen, ausgewiesen.

Struktur der Vorstandsvergütung für das Geschäftsjahr 2005

Die Vergütung für die Vorstandsmitglieder wird vom Präsidium des Aufsichtsrats festgelegt. Sie umfasst feste und variable Bestandteile: Eine feste Vergütung, eine variable Vergütung mit erfolgsbezogenen Komponenten (Performance-Bonus) sowie einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive), der für das Jahr 2005 nochmals in Form einer aktienbasierten Vergütung (Phantom Stocks) zur Verfügung gestellt wird. Die Zielbeträge dieser drei Vergütungsbestandteile sind bisher gleichgewichtig, das heißt jeder Zielbetrag umfasst etwa ein Drittel der Gesamtvergütung. Die Angemessenheit der Vergütung orientiert sich an den Aufgaben und dem persönlichen Beitrag des Vorstandsmitglieds, der Leistung des Vorstands insgesamt sowie der wirtschaftlichen Lage und dem Zukunftspotenzial des Unternehmens unter Berücksichtigung des Vergleichsumfelds.

Feste Vergütung

Die feste Vergütung wird monatlich als Gehalt ausgezahlt.

Performance-Bonus

Die Höhe der variablen Vergütung (Performance-Bonus) ist von dem Erreichen bestimmter, jeweils zu Beginn des Geschäftsjahrs zwischen dem Vorstand und dem Präsidium des Aufsichtsrats festgelegter Ziele abhängig. Bemessungsgrundlage ist bisher unter anderem das Konzernergebnis der HVB Group. Zusätzlich werden individuelle Ziele, die im Zuständigkeitsbereich des jeweiligen Vorstandsmitglieds liegen, festgelegt. Der Performance-Bonus wird mit den April-Bezügen des Folgejahrs ausgezahlt.

Phantom Stocks (Long Term Incentive)

Als Vergütungsbestandteil mit langfristiger Anreizwirkung wurde den Vorstandsmitgliedern für das Geschäftsjahr 2005 nochmals eine nach Ablauf von drei Jahren fällige Geldzahlung im Gegenwert einer bestimmten Anzahl von HVB-Aktien zugesagt. Da die Aktien nur als Rechengröße für die Höhe der Geldzahlung dienen, werden sie als Phantom Stocks bezeichnet. Nach Ablauf von drei Jahren erhalten die Mitglieder des Vorstands den dann gegebenen Börsenwert der Aktien in bar ausgezahlt, soweit nicht im Falle einer vorzeitigen Beendigung des Mandats eine davon abweichende Vereinbarung getroffen wird. Hierdurch nehmen die Vorstandsmitglieder an der Kursentwicklung der HVB-Aktie unmittelbar teil, weil sich die Höhe der Zahlung nach dem Kurs der Aktien nach Ablauf des Dreijahreszeitraums bestimmt. Maßgeblich für die Zusage von Phantom Stocks ist die Entwicklung des Durchschnittskurses der HVB-Aktie im abgelaufenen Geschäftsjahr im Vergleich zu einem gewichteten Durchschnittskurs eines Vergleichskorbs von mindestens acht europäischen Kreditinstituten, die hinsichtlich Struktur und Größe mit der Bayerischen Hypo- und Vereinsbank vergleichbar sind. Dabei wird keines der Vergleichsinstitute mit mehr als 20% innerhalb des Vergleichskorbs gewichtet. Über die Zusammensetzung des Vergleichsindex hat das Aufsichtsratspräsidium zu Beginn des Jahres 2005 entschieden. Erreicht der HVB-Aktienkurs den Vergleichsindex, dann können Phantom Stocks bis zu einem vom Präsidium des Aufsichtsrats im Voraus festgelegten Euro-Gegenwert zugesagt werden. Über- oder unterschreitet der Durchschnittskurs der HVB-Aktie den Vergleichsindex, erhöht oder ermäßigt sich der Euro-Gegenwert pro angefangenem 1%-Punkt Über- oder Unterschreitung um 3%. Der Gegenwert der zugesagten Phantom Stocks ist nach oben betraglich begrenzt, er darf 200% des Zielbetrags für diese Vergütungskomponente nicht übersteigen. Der Aufsichtsrat hat keine Veranlassung gesehen, die Parameter auf Grund des Zusammenschlusses mit UniCredit zu verändern, da der Kurs der HVB-Aktie in der ersten Jahreshälfte 2005 deutlich stärker gestiegen ist als der Kurs der Peer Group und sich in der zweiten Jahreshälfte weitgehend parallel entwickelt hat. Es wird erwogen, den Vorstandsmitgliedern anzubieten, für die Berechnung dieses Modells ihre Phantom Stocks auf UniCredit-Aktien umzustellen.

Der beizulegende Zeitwert der Phantom Stocks basiert auf einer Formel, welcher vor allem der durchschnittliche Börsenkurs der HVB-Aktien in den letzten zehn Handelstagen des Jahres 2005 zugrunde liegt. Für das Phantom Stocks Programm, welches das Restricted Stocks Programm seit dem Jahr 2004 ersetzt hat, wurde in 2005 eine Rückstellung von 7 Mio € gebildet.

Gesperrte Aktientantiemen früherer Vorstandsmitglieder wurden auf Grund der geänderten Verhältnisse vorzeitig freigegeben.

Vergütungen der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die Bayerische Hypo- und Vereinsbank AG abzuführen. Für das Geschäftsjahr 2005 betrugen die Bezüge der Vorstandmitglieder insgesamt 16 Mio €.

In der Entsprechenserklärung zum Deutschen Corporate-Governance-Kodex vom 10. November 2005 (vergangenheitsbezogener Teil) und 2. Dezember 2005 (zukunftsbezogener Teil) haben Vorstand und Aufsichtsrat erklärt, dass die Vergütung für den Sprecher des Vorstands individualisiert, für die anderen Vorstandsmitglieder wie bisher zusammengefasst angegeben wird.

Pensionszusagen

Neben der laufenden Vergütung haben die Mitglieder des Vorstands – soweit sie bis zum Ablauf des Jahres 2004 eingetreten sind – Pensionszusagen in Form einer leistungsbezogenen Zusage, das heißt der Zusage eines bestimmten Pensionsbetrags, erhalten. Seit dem Jahr 2005 erhalten neu eintretende Vorstandsmitglieder eine beitragsorientierte Zusage. Sie erhalten dabei einen festgelegten Prozentsatz der für das vergangene Jahr gezahlten Vergütung zusätzlich als Deferred Compensation für künftige Pensionsleistungen zur Verfügung gestellt. Durch Einzahlung in einen Fonds wird ein Versorgungskapital aufgebaut, das bei Eintritt des Versorgungsfalls für Versorgungsleistungen zur Verfügung steht. Gegenüber der Leistungszusage hat dies den Vorteil, dass damit alle Verpflichtungen des Unternehmens aus dem Vorstandsvertrag erfüllt sind und keine Belastung künftiger Jahre durch veränderte Rückstellungsberechnungen erwartet wird.

Die Bezüge der früheren Mitglieder des Vorstands und ihrer Hinterbliebenen beliefen sich im Jahre 2005 auf 12 Mio €. Für Pensionsverpflichtungen gegenüber früheren Vorstandsmitgliedern und deren Hinterbliebenen bestanden per 31. Dezember 2005 Pensionsrückstellungen im HVB-Konzern in Höhe von 90 Mio €.

Künftige Struktur der Vorstandsvergütung

Auf Grund der Integration der HVB AG in die UniCredit Gruppe hat das Präsidium des Aufsichtsrats beschlossen, Struktur und Höhe der Vergütung für die Mitglieder des Vorstands der HVB AG künftig vergleichbar der Handhabung in der UniCredit Group auszugestalten. Grundanliegen der Struktur ist, dass die Vergütung der einzelnen Vorstandsmitglieder sich an der Verantwortung und der Erfüllung der Aufgabe des jeweiligen Vorstandsmitglieds unter Berücksichtigung der marktüblichen Praxis bei Unternehmen, die bezüglich Branche und Größe vergleichbar sind, orientiert, dabei zugleich aber der Gesamtverantwortung des Gremiums Rechnung getragen wird. Der Schwerpunkt der Vergütung liegt auf variablen Komponenten (kurz- und langfristige Anreize), die an das Erreichen im Vorhinein definierter Erfolgsziele anknüpfen. Durch ein Vergütungsniveau in Höhe wettbewerbsfähiger Marktwerte und eine Verlagerung der Auszahlung in die mittel- und langfristige Zukunft soll die Bindung des Top-Managements an das Unternehmen gefördert werden.

Wie bisher umfasst die Vergütung drei Bestandteile: ein individuelles Grundgehalt, einen jährlichen Bonus und ein jährliches Long Term Incentive.

Die Höhe des monatlich ausgezahlten individuellen festen Grundgehalts orientiert sich an dem fixen Vergütungsbestandteil für ähnliche Aufgaben und Funktionen in vergleichbaren Unternehmen.

Bezüge der Vorstandsmitglieder

in Mio €	Fixum		Erfolgsbezogene Komponenten		Komponenten mit langfristiger Anreizwirkung		Insgesamt	
	2005	2004	2005	2004	2005	2004	2005	2004
Mitglieder des Vorstands der HVB AG	5	4	4	3	7	2	16	9[1]
davon entfielen Bezüge auf den Sprecher des Vorstands für 2005	0,8	0,8	0,7	0,4	1,3	0,4	2,8	1,6
Frühere Mitglieder des Vorstands der HVB AG und deren Hinterbliebene							12	9
Abfindungen/Rückstellungen für Abfindungen für frühere Mitglieder des Vorstands und die erste operative Führungsebene							25	—

[1] Darin enthalten ist 1 Mio €, ausgezahlt im Geschäftsjahr 2004, die nicht im Jahresabschluss 2003 enthalten war.

Der Höchstbetrag des jährlichen Bonus (variable Komponente) ist abhängig von der Erreichung der Unternehmensziele und der individuellen Erfolgsziele, die sich in jeweils unterschiedlichem Umfang sowohl auf die HVB AG selbst als auch auf die UniCredit Gruppe beziehen und vom Präsidium des Aufsichtsrats zu Beginn eines jeden Geschäftsjahres festgelegt werden. Der Bonus wird jährlich spätestens im April des Folgejahres gezahlt.

Der Long-Term-Incentive-Plan für das Top-Management der UniCredit Group umfasst derzeit StockOptions und Performance Shares. Er gilt künftig sowohl für die Mitglieder des Vorstands der HVB AG als auch für andere ausgewählte Top-Manager der HVB Group. Die Stock Options sind nach einer Wartezeit von vier Jahren während eines Zeitraums von neun Jahren ausübbar. Der Bezugspreis für die UniCredit-Aktien bei Ausübung der Optionen ist der Marktpreis von UniCredit-Aktien bei Beschlussfassung über die Ausgabe der Optionen. Die UniCredit Performance Shares werden nach drei Jahren ohne Zahlung einer baren Gegenleistung des Vorstandsmitglieds bzw. des jeweiligen Mitglieds des Top-Management an dieses übereignet, wenn bestimmte langfristige Erfolgsziele des jeweiligen strategischen Plans der Gruppe und der jeweiligen Division erreicht sind; die langfristigen Erfolgsziele knüpfen mit jeweils unterschiedlicher Gewichtung an die Ergebnisse der jeweiligen Geschäftsbereiche (Divisions) und das Ergebnis der UniCredit Gruppe an.

Zwei Mitglieder des Vorstands, die auch einen Dienstleistungsvertrag mit der UniCredit haben, erhalten ab dem 1. Januar 2006 von der HVB nur eine Festvergütung, die in einem Falle teilweise zur Dotierung von Deferred Compensation genutzt wird; sie erhalten von der HVB AG weder einen Bonus noch eine Vergütung mit langfristiger Anreizwirkung. Darüber hinaus erhalten diese beiden Vorstandsmitglieder auf Grund ihrer Funktionen bei der UniCredit von dieser Gesellschaft ein festes Grundgehalt; weitere Bestandteile der von UniCredit zu tragenden Vergütungen dieser beiden Vorstandsmitglieder sind entsprechende Boni sowie die Teilnahme an dem Long-Term-Incentive-Plan für das Top-Management der UniCredit Gruppe.

Vergütung der Aufsichtsratsmitglieder

Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die zurzeit geltende Satzungsregelung basiert auf einem Beschluss der Hauptversammlung vom 3. Mai 2000. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 15 000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, stellvertretende Vorsitzende das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 370 000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2005 die Mitglieder des Ausschusses für Strategie und Geschäftsentwicklung, des Prüfungsausschusses sowie des Risikoausschusses eine jährliche Vergütung von je 20 000,– €. Die Vorsitzenden der Ausschüsse erhalten das Doppelte. Keine gesonderte Ausschussvergütung erhalten die Mitglieder des Präsidiums sowie die Mitglieder des gesetzlich vorgeschriebenen Vermittlungsausschusses, der nur bei Bedarf zusammentritt. Darüber hinaus werden den Aufsichtsratsmitgliedern ihre Auslagen sowie die auf die Aufsichtsratstätigkeit entfallende Umsatzsteuer erstattet. Soweit die Mitglieder des Aufsichtsrats dem Management Committee der UniCredit angehören, führen diese ihre Aufsichtsratsvergütung an die UniCredit ab, da die Wahrnehmung von Aufsichtsratsmandaten bei Tochtergesellschaften zu den typischen Managementaufgaben gehört.

Aufsichtsratsmitglieder, die nur während eines Teils des Geschäftsjahrs dem Aufsichtsrat angehören, erhalten eine zeitanteilige Vergütung. Für das Geschäftsjahr 2005 stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

Vergütung der Aufsichtsratsmitglieder

in €	Feste Vergütung	Variable Vergütung	Vergütung für Ausschuss tätigkeit	Insgesamt (ohne Umsatzsteuer)	
Alessandro Profumo[1]	2712	940	—	3652	(2497)[9]
Dr. Dr. h.c. Albrecht Schmidt, Vorsitzender[2]	27206	9431	90684	127321	
Peter König, stellv. Vorsitzender	22500	7800	20000	50300	
Dr. Lothar Meyer, stellv. Vorsitzender[3]	15678	5435	40000	61113	
Dr. Hans-Jürgen Schinzler, stellv. Vorsitzender[4]	20466	7095	18192	45753	
Dr. Manfred Bischoff[5]	8548	2963	—	11511	
Aldo Bulgarelli[1]	1356	470	—	1826	(1248)[9]
Dr. Mathias Döpfner[4]	13644	4730	—	18374	
Volker Doppelfeld[2]	13603	4716	—	18319	
Paolo Fiorentino[1]	1356	470	—	1826	(1248)[9]
Dario Frigerio[1]	1356	470	—	1826	(1248)[9]
Klaus Grünewald	15000	5200	—	20200	
Anton Hofer	15000	5200	20000	40200	
Max Dietrich Kley[4]	13644	4730	18192	36566	
Friedrich Koch	15000	5200	—	20200	
Hanns-Peter Kreuser	15000	5200	20000	40200	
Ranieri de Marchis[1]	1356	470	—	1826	(1248)[9]
Dr. Diether Münich[6]	5096	1767	—	6863	
Herbert Munker	15000	5200	20000	40200	
Roberto Nicastro[1]	1356	470	—	1826	(1248)[9]
Vittorio Ogliengo[1]	1356	470	—	1826	(1248)[9]
Gerhard Randa[7]	8219	2849	10959	22027	(15056)[9]
Carlo Salvatori[1]	1356	470	—	1826	(1248)[9]
Dr. Siegfried Sellitsch[8]	5425	1881	7233	14539	(9937)[9]
Professor Dr. Wilhelm Simson[2]	13603	4716	18137	36456	
Professor Dr. Dr. h.c. Hans-Werner Sinn	15000	5200	20000	40200	
Maria-Magdalena Stadler	15000	5200	—	20200	
Ursula Titze	15000	5200	—	20200	
Jens-Uwe Wächter	15000	5200	20000	40200	
Helmut Wunder	15000	5200	20000	40200	
Summe	**329836**	**114343**	**343397**	**787576**	**(770802)**[9]

[1] Seit 29. 11. 2005.
[2] Bis 27. 11. 2005.
[3] Stellv. Vorsitzender seit 2. 12. 2005.
[4] Bis 28. 11. 2005.
[5] Bis 27. 7. 2005.
[6] Vom 28. 7. 2005 bis 28. 11. 2005.
[7] Vom 12. 5. 2005 bis 28. 11. 2005.
[8] Bis 12. 5. 2005.
[9] Abzüglich 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag.

München, den 21. März 2006

Der Vorstand Der Aufsichtsrat

DIE AKTIE

Die HVB-Aktie im Überblick

Mit der Kursentwicklung der HVB-Aktie im Jahr 2005 sind wir sehr zufrieden. Unsere Aktie schnitt gegenüber unseren Benchmark-Indizes DAX (Deutscher Aktienindex) um 26,3% und gegenüber dem Prime-Banks-Index um 16,1% besser ab. Die im Berichtsjahr gute finanzielle Entwicklung sowie der Zusammenschluss mit UniCredit haben dazugeführt, dass der Kurs unserer Aktie im Gesamtjahr 2005 um 53,4% auf 25,61 € anstieg.

Im Rahmen eines Aktientauschs hat UniCredit den HVB-Aktionären fünf UniCredit-Aktien für eine HVB-Aktie angeboten. Nach Beendigung des Angebotes betrug die Umtauschquote 93,93% (Anteil am Grundkapital). Die Deutsche Börse setzt einen Streubesitz von über 5% sowie mindestens Rang 45 nach Marktkapitalisierung und Börsenumsatz als Kriterien für den Verbleib einer Aktie im DAX voraus. Letzteres Kriterium konnte zum Ultimo November nicht mehr erfüllt werden. Entsprechend der

HVB-Aktie im Vergleich zu DAX und Prime Banks



HVB-Aktie in € vom 1.1. bis 31.12.2005
27
24
21
18
Jan Feb Mär Apr Mai Jun Jul Aug Sep Okt Nov Dez
HVB-Aktie
DAX
indexiert auf HVB
Prime Banks
indexiert auf HVB

»fast exit«-Regel wurde die HVB-Aktie zum Verkettungstermin am 19. Dezember aus dem DAX genommen und notiert seither im MDAX. Per Ende Dezember 2005 war die HVB-Aktie im MDAX mit 1,56% und im Prime-Banks-Index mit 1,58% gewichtet.

Entwicklung im Einzelnen

In das erste Quartal 2005 ist unsere Aktie zunächst schwächer gestartet und erreichte am dritten Handelstag des Jahres ihr Jahrestief von 16,30 €. Bis zur Ankündigung der Neuausrichtung der Immobilienfinanzierung im Geschäftsfeld Deutschland am 21. Januar entwickelte sich die HVB-Aktie dann deutlich besser als unsere Benchmark-Indizes DAX und Prime-Banks-Index. Anschließend war die Kursentwicklung wieder leicht rückläufig, konnte aber nach Veröffentlichung des vorläufigen Jahresergebnisses Ende Februar an den positiven Trend vom Jahresbeginn anschließen. Im ersten Quartal hat die HVB-Aktie insgesamt 13,0% an Wert gewonnen.

Auch im zweiten Quartal konnte die erfreuliche Kursperformance weiter fortgesetzt werden. Die gute Geschäftsentwicklung im ersten Quartal sowie die Bestätigung von UniCredit und HVB Group, dass beide Banken einen Zusammenschluss prüfen, haben der HVB-Aktie erhebliche Dynamik verliehen. Am 12. Juni 2005 wurde der Zusammenschluss bekannt gegeben. Unsere Aktie hat sich im zweiten Quartal so insgesamt deutlich besser als der Gesamtmarkt entwickelt und beendete das Quartal mit einem Stand von 21,51 €, was einer Kurssteigerung von 14,0% gegenüber dem Ende des ersten Quartals entspricht.

Die Performance der HVB-Aktie war im dritten Quartal überwiegend vom Zusammenschluss von HVB Group und UniCredit geprägt. Die Kurse beider Aktien liefen seit der Bekanntgabe des Zusammenschlusses bis einschließlich 11. November 2005, dem Ende der »Weiteren Annahmefrist«, weitestgehend parallel. Obwohl sich die HVB-Aktie im Quartalsverlauf etwas schwächer als der Gesamtmarkt entwickelte, hat unsere Aktie weitere 9,0% an Wert gewonnen.

Im Schlussquartal gewann die HVB-Aktie erneut an Fahrt und erreichte am 13. Dezember mit 26,85 € das Jahreshoch. Insgesamt war die Entwicklung der HVB-Aktie im vierten Quartal 2,1% besser als die des DAX und 3,2% besser als die des Prime-Banks-Index. Auf Quartalssicht hat unsere Aktie um 9,3% zugelegt und mit einem Jahresendkurs von 25,61 € geschlossen.

Ein guter Tausch: 5 UniCredit-Aktien für eine 1 HVB-Aktie

UniCredit hat den HVB-Aktionären fünf UniCredit-Aktien für eine HVB-Aktie angeboten. Im Zeitraum vom 26. August bis 24. Oktober hatten unsere Aktionäre die Möglichkeit, ihre Aktien in UniCredit-Aktien zu tauschen. Bis zum Fristablauf wurden 88,14% der Aktien getauscht und damit die notwendige Mindestannahmequote von 65% für das Zustandekommen des Zusammenschlusses erreicht. Diese wiederum war Voraussetzung für das In-Kraft-Treten der »Weiteren Annahmefrist«. HVB-Aktionäre hatten vom 28. Oktober bis 11. November eine letzte Möglichkeit, ihre Aktien umzutauschen. Am 17. November wurde dann die finale Umtauschquote von 93,93% (Anteil am Grundkapital) bekannt gegeben.

Ratings per 31.12.2005

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypothekenpfandbriefe
Moody's	A2	P–1	stable	Aa1	Aa1
S&P	A	A–1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

Sehr gute Performance im Jahresverlauf

2005	Kurs HVB in €	Quartalsperformance in %
1. Quartal	18,87	+13,0
2. Quartal	21,51	+14,0
3. Quartal	23,44	+ 9,0
4. Quartal	25,61	+ 9,3

Gewichtungen

	Gewichtung	Rang
MDAX	1,56%	26
Prime-Banks-Index	1,58%	6

Kennzahlen der HVB-Aktie (basierend auf durchschnittlicher Anzahl der Aktien)

in €	2005	2004
Durchschnittliche Anzahl der Aktien in Mio	750,7	697,1
Anzahl der Aktien zum 31. 12. in Mio	750,7	750,7
Betriebsergebnis je Aktie	2,42	1,93
Ergebnis vor Steuern je Aktie	1,73	- 2,74
Ergebnis je Aktie (bereinigt)[1]	1,55	0,70
Ergebnis je Aktie	0,86	- 3,48
Bilanzielles Eigenkapital je Aktie[2]	16,31	16,61
Net-Asset-Value je Aktie[3]	14,62	14,37
Dividende je Stammaktie	0,25	—
Dividende je Vorzugsaktie	0,064	—
Börsenkurs: Jahresende	25,61	16,70
Höchststand	26,85	21,13
Tiefststand	16,30	12,86

[1] 2005 bereinigt um »Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge«. 2004 bereinigt um Goodwillabschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

[2] Basis zur Berechnung: Gezeichnetes Kapital, Kapitalrücklage sowie andere Rücklagen.

[3] Basis zur Berechnung: Gezeichnetes Kapital, Kapitalrücklage sowie andere Rücklagen zuzüglich AfS-Rücklage abzüglich Geschäfts- oder Firmenwerte.

Im Rahmen einer Roadshow durch Europa und USA haben das Management von HVB Group und UniCredit rund 270 institutionelle Investoren besucht und ihnen Struktur, Geschäftsmodell und Ziele der neuen Bankengruppe vorgestellt. Für die Privataktionäre der HVB wurde eine kostenlose Hotline eingerichtet, die über alle Fragen zum Umtausch und zur neuen Bankengruppe informiert hat. Zusätzlich hat UniCredit unseren Aktionären eine Informationsbroschüre mit allen Details zum Zusammenschluss von HVB Group und UniCredit zur Verfügung gestellt. Insgesamt war die Resonanz auf den Zusammenschluss sehr positiv, was sich nicht zuletzt in der hohen Umtauschquote widerspiegelte.

Neue Aktionärsstruktur...

Der erfolgreiche Zusammenschluss mit UniCredit hat dazugeführt, dass sich unsere Aktionärsstruktur erheblich verändert hat. Von unseren ausstehenden 750,7 Millionen Aktien sind nun 690,5 Millionen Stamm- und 14,6 Millionen Vorzugsaktien im Besitz von UniCredit. Dies entspricht einem Anteil von 93,93% (Anteil am Grundkapital). Die restlichen 6,07% unserer Aktien befinden sich im Streubesitz und werden von institutionellen und privaten Aktionären gehalten.

...veränderte Analysteneinschätzungen...

Der niedrigere Streubesitz von 6,07% sowie die Aufnahme der HVB-Aktie in den MDAX haben dazu geführt, dass sich die Anzahl der Analysten, die unsere Aktie kontinuierlich verfolgen, verringert hat. Per Ende Februar 2006 wurde unsere Aktie von 13 renommierten Banken- und Wertpapierhäusern wie folgt eingestuft: 23% empfehlen die Aktie zum »Verkaufen«, 46% zum »Halten« und 31% zum »Übergewichten«. Die aktuellen Einschätzungen sind auch auf unserer Investor Relations-Internetseite veröffentlicht.

...und weiterhin professionelle Investor-Relations-Arbeit

Im Berichtsjahr waren unsere Investor-Relations-Aktivitäten vorwiegend vom Zusammenschluss mit UniCredit geprägt. Wir werden auch in Zukunft eine offene und kontinuierliche Kommunikation mit Analysten sowie privaten und institutionellen Aktionären pflegen. Auch die Kommunikation mit unseren Fixed-Income-Investoren werden wir weiter ausbauen. Im ersten Quartal 2006 haben wir einen Hypothekenpfandbrief im Globalformat mit einem Volumen von € 1,5 Mrd erfolgreich platziert. Investor Relations hat die Roadshow durch Europa maßgeblich mit begleitet.

Handelsvolumen der HVB-Aktie

Das durchschnittliche tägliche Handelsvolumen der HVB-Aktie lag im Berichtsjahr bei 4,5 Mio Stück. Die leichte Steigerung von 2,3% gegenüber dem Vorjahr (2004: 4,4 Mio Stück) ist unter anderem auf die gestiegene Nachfrage im Rahmen des Zusammenschlusses mit UniCredit zurückzuführen.

Aktionärsstruktur[1]

in %


Münchener Rück 18,4
Streubesitz 81,6

[1] 750 699 140 ausstehende Aktien, davon 14 553 600 gehalten von der Bayerischen Landesstiftung

Aktionärsstruktur seit 17. November 2005[2]

in %


Streubesitz 6,07
UniCredit 93,93

[2] 750 699 140 ausstehende Aktien, davon 14 553 600 Vorzugsaktien gehalten von UniCredit

SONDERKAPITEL

- Zusammenschluss zur ersten wahren europäischen Bank auf der Grundlage der sehr erfolgreichen Durchführung des Umtauschangebots
- Neue Bank sehr gut positioniert in den Heimatmärkten Italien, Deutschland und Österreich, zugleich Marktführer in der aufstrebenden Region Zentral- und Osteuropa
- Kernkompetenzen von UniCredit und HVB Group ergänzen sich optimal
- Klar definierte Corporate Governance im Rahmen des Zusammenschlusses

DER ZUSAMMENSCHLUSS MIT UNICREDIT

Der Zusammenschluss zur ersten wahrhaft europäischen Bank...

Die europäische Bankenlandschaft befindet sich in einem tief greifenden Wandlungsprozess. In vielen Ländern Europas ist es in den vergangenen Jahren bereits zu einer Konsolidierung der Finanzbranche auf nationaler Ebene gekommen. Mit ihrem Zusammenschluss – der im europäischen Bankensektor bislang größten grenzüberschreitenden Transaktion – haben HVB Group und die italienische UniCredit Gruppe einen bedeutenden Meilenstein gesetzt.

Beide Banken hatten am 12. Juni 2005 angekündigt, ihre Kräfte zu bündeln, um die erste wahre europäische Bank zu bilden. Der Zusammenschluss wurde im Rahmen freiwilliger Umtauschangebote durchgeführt, die den Aktionären der HypoVereinsbank und der Bank Austria Creditanstalt unterbreitet wurden. Nach Abschluss des Umtauschangebots in Deutschland am 17. November 2005 hält die UniCredit 93,93% des Grundkapitals und der Stimmrechte der HypoVereinsbank. Auch der überwiegende Teil der Minderheitsaktionäre der Bank Austria Creditanstalt in Österreich entschied sich für eine Annahme des Umtauschangebots. Somit zeigte sich die überwältigende Mehrheit der Aktionäre von der Vision und dem wirtschaftlichen Vorteil des Zusammenschlusses überzeugt. Seither wird die Integration beider Banken im Rahmen eines umfassenden Projekts mit großem Engagement umgesetzt.

... basiert auf überzeugenden wirtschaftlichen Gründen

UniCredit und HVB Group bilden gemeinsam eine neue Kraft im europäischen Bankenmarkt. Die neue UniCredit Gruppe ist in 19 Ländern mit 28 Millionen Kunden, über 7000 Geschäftsstellen und rund 140 000 Mitarbeitern vertreten. Die neue UniCredit Gruppe nimmt führende Positionen in ihren drei benachbarten Heimatmärkten Italien, Deutschland und Österreich ein. Nach Bilanzsumme und Anzahl der Geschäftsstellen ist sie zugleich klarer Marktführer in Zentral- und Osteuropa.

Beide Banken ergänzen einander nicht nur in geographischer Hinsicht hervorragend. Grundlage ihres Geschäftsmodells ist die Kombination komplementärer Stärken. Die neue UniCredit Gruppe verfügt über ein diversifiziertes Geschäftsportfolio mit einem strategischen Fokus auf dem Privatkundengeschäft, Private Banking und Asset-Management, dem Firmenkundengeschäft, dem internationalen Kapitalmarktgeschäft sowie der gewerblichen Immobilienfinanzierung. Sie erreicht die kritische Masse in zahlreichen Geschäftsbereichen; in diesen werden durch Größenvorteile Kostenersparnisse erzielt.

Starke Marktpräsenz: Im Herzen Europas zuhause...

Die neue Gruppe gehört zu den stärksten Bankdienstleistern in Europa und ist in einer der wirtschaftlich erfolgreichsten und am engsten verflochtenen Regionen Europas verwurzelt. Diese umfasst insbesondere Norditalien mit der UniCredit, Bayern mit der HypoVereinsbank und Österreich mit der Bank Austria Creditanstalt.

Durch dieses transalpine Gebiet wird ein erheblicher Teil der Warenströme in Europa geleitet. Zahlreiche der wichtigsten europäischen Industrien sind hier angesiedelt. Das Bruttoinlandsprodukt, ein wichtiger Wohlstandsindikator, beträgt in dieser Region 117% des Durchschnitts der Europäischen Union (EU15). Ein Großteil der Handelsströme ist – grenzüberschreitend, und Kunden brauchen daher leistungsfähige und moderne Abwicklungs- und Zahlungssysteme, die diesen Anforderungen entsprechen. Es handelt sich um einen hoch entwickelten und anspruchsvollen Markt – und damit um ein ideales Betätigungsfeld für eine Bank mit europäischer Ausrichtung.

Diese Kernmärkte werden auch künftig eine strategische Rolle spielen, und die neue UniCredit Gruppe wird in dieser Region stark fokussiert sein.

Gleichzeitig sind die drei Heimatländer der UniCredit Gruppe maßgebliche Handelspartner der Staaten Zentral- und Osteuropas. So machen beispielsweise die gesamten Exporte und Importe von Deutschland, Österreich und Italien in die Länder Zentral- und Osteuropas rund 14% des Handelsverkehrs in diesen Ländern aus; dies entspricht auch 15% der gesamten Export- und Importleistung aus diesen Ländern von und nach Deutschland, Österreich und Italien. Dort verfügt die neue UniCredit Gruppe bereits über eine herausragende Marktstellung. So kann sie ihre Kunden optimal in diese Region begleiten.

... führend auf den dynamisch wachsenden Märkten des neuen Europa

Im zentral- und osteuropäischen Raum ist die neue UniCredit Gruppe in 16 Ländern als Bankdienstleister präsent (insgesamt 19 Länder[1]) ohne Repräsentanzen oder Filialen gerechnet. Bereits vor dem Zusammenschluss waren sowohl HVB als auch UniCredit wichtige Akteure in den sich dynamisch entwickelnden Volkswirtschaften des neuen Europa. Gemeinsam haben sie nunmehr die unangefochtene Führungsrolle in dieser Region – mit einer mehr als doppelt so großen Bilanzsumme und mit mehr als zweimal so vielen Geschäftsstellen als der nächstgrößte Wettbewerber. Die neue UniCredit Gruppe nimmt eine führende Rolle in Polen, Bulgarien und Kroatien sowie eine bedeutende Position in Ländern wie Bosnien, der Türkei, der Slowakei, Serbien, Rumänien und der Tschechischen Republik ein. Außerdem verfügt die Gruppe auch in Russland, der Ukraine, Ungarn, Slowenien, Mazedonien und in den Baltischen Staaten über eine Marktpräsenz.

[1] **Österreich**, Bosnien, Bulgarien, Kroatien, Tschechische Republik, Estland, **Deutschland**, Ungarn, **Italien**, Lettland, Litauen, Polen, Rumänien, Russland, Serbien-Montenegro, Slowakei, Slowenien, Türkei, Ukraine.

PRÄSENZ IN EUROPA



Estland
Russland
Lettland
Litauen
Deutschland
Polen
Ukraine
Tschechien
Slowakei
Österreich
Ungarn
Slowenien
Italien
Kroatien
Rumänien
Bosnien und Herzegowina
Serbien und Montenegro
Bulgarien
Türkei

UniCredit
HVB
UniCredit + HVB

Die Wirtschaft in diesen Ländern wächst überdurchschnittlich mit jährlichen Raten zwischen 5 und 7%. Noch stärker steigen die Kapitaleinkommen in dieser Region. Schon heute führt der deutliche Nachholbedarf bei Bank-, Kredit- und Sparprodukten zu einer erheblich stärkeren Nachfrage nach Kredit- und Anlageprodukten sowie anderen Bankleistungen. Das verwaltete Vermögen beträgt gerade 43% des Einkommens – verglichen mit einem Durchschnitt von 125% in den entwickelteren Wirtschaften der Eurozone. Diese Unterschiede werden geringer, je mehr sich die Wirtschaftstrukturen dieser Region in Zentral- und Osteuropa – und damit das Anlage- und Ausgabeverhalten der Menschen – denen typischer wirtschaftlich hochentwickelter Länder angleichen. Die UniCredit Gruppe will dieses Potenzial erschließen und kann ihren Kunden das volle Produkt- und Dienstleistungsspektrum einer der größten und leistungsstärksten Bankengruppen des europäischen Kontinents bieten.

Eine breiter diversifizierte Gruppe ...

Die Geschäftsaktivitäten und die geographische Aufstellung der neuen UniCredit Gruppe sind nunmehr breiter gefächert und dadurch auch stärker diversifiziert.

Erwartungsgemäß hat das Kreditportfolio von UniCredit bzw. HVB derzeit noch seinen jeweiligen Schwerpunkt in den Heimatmärkten der beiden Banken. In der neuen UniCredit Gruppe wird das Kreditportfolio gleichmäßiger auf Italien, Deutschland und Österreich sowie auf Zentral- und Osteuropa verteilt sein. Im Ergebnis wird sich die UniCredit Gruppe noch stärker auf ihr Risiko-Ertragsprofil und auf eine effiziente Kapitalallokation konzentrieren.

... und komplementäre Leistungsprofile ...

Beide Bankengruppen ergänzen einander bestens. Die traditionellen Stärken von UniCredit sind insbesondere das Geschäft mit Privat- und Geschäftskunden sowie Lösungen beim Risikomanagement. Diese ergänzen die Marktstellung der HVB Group im inländischen Kundengeschäft sowie im international geprägten Kapitalmarktgeschäft und im Geschäft mit multinationalen Unternehmenskunden. Außerdem hat UniCredit mit ihrer Asset Managementochtergesellschaft Pioneer eine hervorragende Position im Bereich Asset-Management erreicht, die sich gut mit den Tochtergesellschaften Activest, Nordinvest und Capital Invest der HVB Group ergänzt. Die HVB Group verfügt überdies über viel Erfahrung im Bereich strukturierte Finanzierungen, einem weiteren bedeutenden Wachstumsmarkt. Auf diese Stärken kann die neue UniCredit Gruppe künftig setzen, wenn sie die jeweils besten Prozesse und innovativsten Produkte innerhalb der gesamten neuen Gruppe für ihre Kunden einsetzt.

Bruttoinlandsprodukt pro Kopf in Kernregionen der UniCredit Group



in %
140
105
70
35
EU 15
Durchschnitt
100%
Österreich
Norditalien
Bayern
Kombiniert

... auf der Grundlage regionaler Identitäten

Die Managementstruktur der neuen UniCredit Gruppe basiert auf einer sinnvollen Kombination von globalen und lokalen Elementen. Anspruch und Ausrichtung der neuen UniCredit Gruppe sind länderübergreifend und werden eine Konzernidentität auf der Grundlage gemeinsamer Wertvorstellungen schaffen.

Auch die unterschiedlichen sprachlichen, rechtlichen und kulturellen Gegebenheiten werden Berücksichtigung finden. Die neue UniCredit Gruppe basiert auf starken Marken mit gewachsener Identität in den verschiedenen Heimatmärkten. Die Verantwortung für das operative Kundengeschäft liegt weiterhin vor Ort.

Klar strukturierte Corporate Governance ...

HypoVereinsbank und UniCredit haben im Rahmen des Vertrags zu ihrem Zusammenschluss (»Business Combination Agreement«) festgelegt, von Beginn an klare Führungs- und Managementstrukturen aufzustellen. Die neue Holding-Gesellschaft UniCredit wird durch einen Verwaltungsrat (Board of Directors) geleitet. Mit anderen Worten: Sie wird eine eingliedrige Leitungsstruktur aufweisen. Der Verwaltungsrat der neuen Bank besteht aus 24 Mitgliedern und ist für die strategische Ausrichtung der neuen Bankengruppe verantwortlich.

Der Verwaltungsrat hat am 18. November 2005 Herrn Alessandro Profumo zum Vorstandsvorsitzenden (Chief Executive Officer, CEO) bestellt und ein Management Committee eingerichtet, das an den CEO berichtet, um Management-Entscheidungen zu beraten und umzusetzen, die vom CEO in Abstimmung mit dem Management Committee getroffen werden.

... mit divisionaler Managementstruktur

Die nach Sparten organisierte Struktur wird es der Gruppe ermöglichen, den Wert einer jeden Division und eines jeden regionalen Unternehmens in den entsprechenden geografischen Regionen zu optimieren und die Planung und die Geschäftsaktivitäten innerhalb der Gruppe zu koordinieren. Diese neue UniCredit-Struktur sieht vor, die Geschäftsaktivitäten in die fünf Business Divisions Retail, Corporates/SMEs, Multinationals/Investment Banking, Private Banking, Asset Management sowie Commercial Real Estate zu gliedern – jede mit vollständiger Verantwortung für ihre jeweiligen Kundensegmente

Führungsorganisation in der UniCredit Group



Chairman
Board of Directors
CEO
Management Committee
Retail Division
Private Banking & Asset Management Division
Corporates/ SMEs Division
Multinationals/ Investment Banking Division
Central Eastern Europe Division
Commercial Real Estate

in Italien, Deutschland und Österreich. Darüber hinaus wird eine Division innerhalb von UniCredit für die Geschäftsaktivitäten in der Region Zentral- und Osteuropa verantwortlich sein. Die Interessen der Region Deutschland werden durch den Sprecher der HypoVereinsbank im Management Committee vertreten. Schlussendlich wird der Schwerpunkt der Global Banking Services Division auf globalen Bankdienstleistungen für die gesamte Gruppe liegen. Den konzernweiten Business Divisions werden entsprechende »Business Lines« auf der Ebene eines jeden regionalen Unternehmens sowie Zentral- und Osteuropas entsprechen. Gleichermaßen werden auch der Global Banking Services Division auf regionaler Ebene einzurichtende Banking Services Lines entsprechen.

Ausblick: Umsetzung der Integration und nachhaltige Wertsteigerung

Die Integration der HVB Group in die neue UniCredit Gruppe ist bereits voll im Gange. Die Reorganisationen, wie etwa Verschmelzungen von Unternehmen, die in denselben Ländern tätig sind, werden derzeit unter gesellschaftsrechtlichen, steuerrechtlichen und organisatorischen Aspekten geprüft, um die Unternehmensstruktur der gesamten Gruppe zu optimieren. Da sich UniCredit und HVB Group auch kulturell gut ergänzen, glauben wir, dass der Integrationsprozess auch weiter erfolgreich verlaufen wird. Kultur ist für uns kein Schlagwort, sondern Dreh- und Angelpunkt unseres Handelns. Auf Grund der kulturellen Vielfalt entstehen komplementäre Stärken, die wir gezielt möglichst vorteilhaft nutzen werden.

UniCredit und HypoVereinsbank haben ihre Integrationsfähigkeit in der Vergangenheit unter Beweis gestellt. Der Zusammenschluss beider Banken bietet Kunden, Mitarbeitern und Aktionären gleichermaßen attraktive Perspektiven. Die verschiedenen Kundengruppen können von der starken Marktstellung der neuen Bank in Europa, von maßgeschneiderten Problemlösungen und exzellentem Service profitieren. Für unsere Mitarbeiter können sich herausragende persönliche Entwicklungsmöglichkeiten in einem multikulturellen Konzern ergeben. Den Aktionären kann sich das Wertpotenzial eines wachstumsorientierten und profitablen Konzerns erschließen. Erklärtes Ziel der neuen UniCredit Gruppe ist es, künftig eine nachhaltige Wertsteigerung für ihre Aktionäre zu erzielen. Hierzu verfügt sie über beste Voraussetzungen.

GESCHÄFTSFELDER UND DIENSTLEISTUNGSBEREICHE

- Geschäftsfeld Deutschland: Privatkundengeschäft mit klarer operativer Steigerung, Firmenkunden mit hoher Profitabilität, erfreuliche Entwicklung im Neugeschäft bei Immobilien
- Geschäftsfeld Österreich & CEE: höhere Wertorientierung durch Neusegmentierung des Österreichischen Geschäfts, Wachstumspotenziale erschlossen im Ressort Zentral- und Osteuropa
- Geschäftsfeld Corporates & Markets: weiteres Wachstum bei Leveraged & Structured Finance im Ressort Corporates, Ressort Markets setzt Cross-Asset-Geschäftsansatz erfolgreich ein
- Unsere Mitarbeiter: neue Vertriebskultur und familienfreundliche Personalpolitik im Mittelpunkt
- Bankbetrieb: Prozessoptimierung und Kostenbegrenzung in der Informationstechnik, Volumenssteigerung im Zahlungsverkehr
- Nachhaltigkeit und öffentliches Engagement: unter den besten Banken hinsichtlich Nachhaltigkeit, neue Perspektiven durch Zusammenschluss mit UniCredit

Geschäftsfeld Deutschland

Ergebnisentwicklung

Die Ausgliederung des gesamten Sanierungsbestandes des deutschen Immobilienfinanzierungsgeschäfts in das Segment RER (Real Estate Restructuring) aus dem Geschäftsfeld Deutschland (GFD) per Ende 2004 und die gleichzeitige Eliminierung des entsprechenden Risikovorsorgebedarfs des Jahres 2004 erschweren die Vergleichbarkeit der Ergebnisse des Berichtsjahrs mit denen des Vorjahrs. Aus diesem Grund betrachten wir das Betriebsergebnis vor Risikovorsorge, um die operative Entwicklung transparenter darzustellen.

Im Jahr 2005 hat das GFD ein Betriebsergebnis vor Risikovorsorge in Höhe von 1375 Mio € erwirtschaftet und damit einen signifikanten Beitrag zum Gesamtergebnis der HVB Group geleistet. Dies entspricht einer erfreulichen Steigerung gegenüber dem Vorjahr von 8,2% (Vorjahr: 1271 Mio €). Dazu beigetragen haben die spürbare Steigerung der operativen Erträge um 4,0% bei nur leicht (+1,9%) gestiegenen Verwaltungsaufwendungen (siehe auch das Kapitel Financial Review für eine ausführliche Kommentierung der Ergebnisse).

Ressort Privatkunden und Private Banking: Operativer Turnaround

Das Ressort Privatkundengeschäft hat im Berichtsjahr das Betriebsergebnis vor Risikovorsorge sehr kräftig um 50,8% auf 285 Mio € verbessert. Neben den gesteigerten operativen Erträgen (+4,2%) haben verminderte Verwaltungsaufwendungen (–1,3%) – ein Resultat aus den ersten Erfolgen von PRO (Prozess-Redesign und -Optimierung) – zum klaren operativen Turnaround beigetragen.

Strategisches Ziel: Nachhaltige Profitabilitätssteigerung

Das Jahr 2005 stand im Fokus der Um- und Fortsetzung des mit dem Programm MOVE eingeschlagenen Wegs einer kontinuierlichen und nachhaltigen Profitabilitätssteigerung im Privatkundengeschäft.

Weiterhin konzentrieren wir uns auf die anhaltende Bereinigung unseres Produktportfolios sowie auf die Entwicklung innovativer und bedarfsgerechter Produkte vor allem im Vorsorge- und Vermögensbereich. Die Vervollständigung der vier Leistungspakete (StarterPaket, KompaktPaket, KomfortPaket und PremiumPaket) um kundengruppenspezifische Produktkombinationen rundete die Neuausrichtung der Produktangebote ab. Im Jahr 2005 haben wir über 145 000 Pakete verkauft und damit rund 32 000 Neukunden gewonnen. Dies führte außerdem zu einer Steigerung der Cross-Selling-Quote.

Zu einer weiteren Schärfung des Marktprofils trug – neben der vollständigen Integration der ehemaligen Vereins- und Westbank, die zu einem einheitlichen Marktauftritt in Deutschland führte – der Aufbau der Vertriebseinheit »Private Clients« bei. Diese neue Einheit konzentriert sich auf die ganzheitliche Betreuung der Top-Private-Banking-Kunden und startete 2005 an insgesamt acht Standorten. Diese strategische Ausrichtung wird durch die Bildung einer eigenen Division »Wealth Management« – unter Einbindung des Family Office – in 2006 weiter forciert. Zu dieser Division gehören auch die Töchter Nordinvest, Activest, DAB Bank und Private Banking Luxembourg. Somit wird ein Center of Excellence für die Themen Asset-Management und Asset-Gathering für die gesamte HVB AG gebildet. Durch einen weiteren Ausbau der Standorte in den deutschen Potenzialmärkten sollen Marktanteile in diesem äußerst interessanten Segment gewonnen werden. Hierzu werden auch exclusive Kundenlösungen und spezielle Services angeboten, die den differenzierten Bedürfnissen dieser Klientel entsprechen.

Mit einer neuen Multi-Channel-Strategie, die die verschiedenen Vertriebswege Filiale, Telefon, Internet und Mobiler Vertrieb optimal integriert und aufeinander abstimmt, wollen wir jederzeit (7/24) für unsere Kunden erreichbar sein. Zur Umsetzung dieser Strategie trägt auch der Aufbau der mobilen Vertriebseinheit HVB Finanzberatung GmbH bei. Diese Einheit unterstützt den Filialvertrieb bei der Akquise neuer und der optimalen, zeitlich und räumlich unabhängigen Betreuung bestehender Kunden.

Activest: Erfolgsjahr 2005

Für die Activest war 2005 das erfolgreichste Jahr seit der Gründung der Gesellschaft im Jahr 1999. Die Strategie des Unternehmens, bei konstanten Kosten die Effizienz und Qualität kontinuierlich und nachhaltig zu verbessern, zeigt weiterhin deutliche Wirkung. In 2005 konnte ein Nettomittelaufkommen bei Publikumsfonds von über 3,3 Mrd € erreicht werden. Das entspricht 7,3 Prozent Anteil am Gesamtmittelaufkommen der Branche (Platz vier gemäß BVI).

Die operativen Erträge konnten im Vergleich zu 2004 deutlich gesteigert werden, das Ergebnis (vor Steuern) gegenüber 2004 wurde mehr als verdoppelt. Der Marktanteil von 4,9% (Ende 2004) konnte folglich auch auf 5,3% per Ende 2005 gesteigert werden, das entspricht einer Verbesserung auf Platz fünf im deutschen Markt für Publikumsfonds. Auf dem Markt für Spezialfonds konnte Activest Platz fünf in Deutschland mit 6,3% Marktanteil behaupten.

Vertriebserfolge bei Kernprodukten

- HVB Sofortkredit: Das Geschäftsvolumen erhöhte sich im Jahresvergleich mit einem Neugeschäftsvolumen von 845 Mio € um fast 30% auf ein durchschnittliches Bestandsvolumen von 1063 Mio €. Zusätzlich konnten wir mehr als 2 000 Neukunden gewinnen, 10% mehr als im Jahr 2004.
- Sachwertegeschäft: An Sachwerten konnte ein Gesamtvolumen von nahezu 400 Mio € platziert werden. Im Vergleich zum Rekordjahr 2004 und angesichts des konjunkturell schwierigen Umfelds 2005 bedeutet dies eine außerordentliche Vertriebsleistung.
- Vorsorge: Erwartungsgemäß ging 2005, nach den gesetzlichen Änderungen im Jahr 2004, der Absatz in den Produkten Lebens- und Rentenversicherung zurück, und zwar auf ein Gesamtvolumen von 842 Mio €. Besonders die Einführung einer neuen Produktfamilie von Fondsversicherungen zur Jahresmitte und das Geschäft mit »Riester-Produkten«, das in der zweiten Jahreshälfte verstärkt nachgefragt wurde, waren Erfolgsträger. Wir erwarten, dass der Bedarf an Vorsorgelösungen bei Privatkunden auch in den nächsten Jahren deutlich wachsen wird.
- Kooperation mit dem FC Bayern München: Diese Kooperation gestaltet sich weiterhin äußerst erfolgreich. Insgesamt konnten bis zum Ende des Jahres 2005 bereits mehr als 34 000 Neukunden gewonnen werden. Das Einlagevolumen der FC-Bayern-Sparkarte umfasst nahezu 1,8 Mrd €. Insgesamt konnten bereits weit über 100 000 Sparkartenverträge abgeschlossen werden.
- Immobilien: Die Immobilienfinanzierung ist weiterhin ein Ankerprodukt im Privatkundengeschäft. Durch eine regional differenzierte Portfoliosteuerung in attraktive Märkte konnte das Neugeschäft zu stärker risikoadjustierten Preisen ausgebaut werden. Insgesamt haben wir fast 15 000 Verträge mit einem Gesamtvolumen von 1,55 Mrd € abgeschlossen.

Starke Nachfrage nach innovativen Anlageprodukten

Durch die professionelle Beratung der Kunden mit dem HVB-VermögensKonzept und einem auf die Kundenbedürfnisse abgestimmten Mix an innovativen Anlageprodukten haben wir die Erträge in 2005 spürbar gesteigert.

Besonders erfolgreich war erneut die standardisierte Fonds-Vermögensverwaltung »HVB Kombi-Anlage«. Bei diesem Produkt konnte ein Bestandswachstum von über 35% erreicht werden. Auch die individuelle HVB-Vermögensverwaltung konnte das betreute Vermögen um über 16% steigern.

Im vergangenen Jahr konnte die HVB ihren Privatkunden wieder attraktive Produktinnovationen anbieten. So konnte zum Beispiel der bundesweit erste Zertifikatefonds NordDynamic platziert werden.

Die starke Marktstellung bei Zertifikaten wurde mit einem Gesamtabsatz von 884,6 Mio € weiter ausgebaut. Zusätzlich wurden strukturierte Anleihen in Höhe von 1,1 Mrd € verkauft.

In diesem Umfeld hat sich auch der Activest-Total-Return-Fonds weiterhin sehr gut entwickelt und gehört mit einem Gesamtfondsvolumen von über 6,3 Mrd € zu den zehn größten in Deutschland registrierten Fonds.

Ressort Firmenkunden und Freie Berufe: Weitere Ergebnissteigerung

Im Geschäftsjahr 2005 entwickelte sich der Ergebnisbeitrag des Ressorts anhaltend positiv. Wir konnten das Betriebsergebnis vor Risikovorsorge um 7,6% auf 890 Mio € steigern. Bei erhöhten Verwaltungsaufwendungen (+ 5,2%) haben die operativen Erträge (+ 6,4%) vor allem infolge einer sehr erfreulichen Entwicklung des Provisionsgeschäfts kräftig zulegt. Dadurch hat sich auch die Cost-Income-Ratio auf 47,8% verbessert. Somit hat das Ressort Firmenkunden und Freie Berufe eine bereinigte Eigenkapitalrentabilität vor Steuern von 20,0% erreicht.

Strategie weiter geschärft

Zentrale strategische Erfolgsfaktoren im Firmenkundengeschäft sind unsere auf einzelne Kundensegmente und deren jeweiligen Kundenbedürfnisse zugeschnittenen effizienten Betreuungsmodelle. Sie werden gestützt durch strukturierte, Tool-basierte Beratungsansätze und standardisierte sowie individuelle Produktlösungen.

Im Geschäftsjahr 2005 haben wir unsere strategischen Leitlinien und konkreten Maßnahmen in einer Balanced Scorecard verdichtet und somit den Ordnungs- und Handlungsrahmen für unseren Vertrieb geschärft. Das neue Steuerungsinstrument bietet Transparenz und klare

Orientierung hinsichtlich der wesentlichen strategischen Stoßrichtungen in vier zentralen Dimensionen: Risiko und Ertrag, Kunde und Markt, Systematik und Standards sowie Mitarbeiter und Führung.

Die Entwicklung des operativen Ergebnisses bestätigt unsere konsequente Aufstellung im Firmenkundengeschäft. Zudem haben wir unser ehrgeiziges Ziel erreicht und über 26 000 Neukunden gewonnen.

Darüber hinaus wurden in 2005 die Vereins- und Westbank und das Firmenkundenportfolio der BHF Bank integriert. Mit der Übernahme des Firmenkundengeschäfts der Westfalenbank in Bochum in 2006 werden wir unsere führende Position im Mittelstand nochmals deutlich stärken.

Absatzerfolge bestätigen Kernkompetenzen
Wir haben unsere breite Produkt- und Beratungskompetenz unter Beweis gestellt und in einigen Bereichen besondere Erfolge erzielt:

- PREPS™: Mit PREPS™ (Preferred Pooled Shares) war die HVB Group gemeinsam mit ihrem Schweizer Partner CEG Vorreiter bei der Innovation der sog. Genussrechtsplattformen. PREPS™ ist eine völlig neue Möglichkeit der bankenunabhängigen Finanzierung des Mittelstands direkt über den Kapitalmarkt. Obwohl inzwischen bereits viele Wettbewerber nachgezogen haben, führt PREPS™ den Wettbewerb in Deutschland mit großem Abstand an. Im Zuge der letzten Transaktion PREPS™ 2005-2 haben sich weitere europäische Banken der Idee angeschlossen und vermarkten PREPS™ in ihren jeweiligen Heimatmärkten. So waren Mittelstandsunternehmen aus Italien, Belgien, der Schweiz und Österreich mit dabei. Insgesamt wurden über die PREPS™-Plattform in den letzten beiden Jahren nahezu 200 Mittelstandsunternehmen mit über 1,5 Mrd € an Nachrangkapital versorgt. Für unsere Kunden bedeutet dies eine maximale Planungssicherheit des Mittelzuflusses, weil das Erreichen einer kritischen Platzierungsmasse besser erreicht werden kann als bei einer rein nationalen Lösung.

  Als Marktführer in Deutschland und Österreich sehen wir uns in der aktiven Rolle, den Markt für Kapitalmarktprodukte im Mittelstand weiter zu öffnen. Dabei setzen wir auf eine stärkere Standardisierung sowohl auf der Finanzierungs- wie auch auf der Verbriefungsseite.

- Finanzrisikomanagement: Die Spezialisten der Liquiditäts- und Investmentberatung eröffnen dem Mittelstand vor Ort neue Wege im Zins- und Währungs-Management sowie bei der Absicherung von Rohstoffpreis- und Wetterrisiken. So konnten im Jahre 2005 besonders für das mittelständische Firmenkundengeschäft die extremen Bewegungen an den internationalen Rohstoffmärkten durch Hedgingstrategien abgefedert werden. Die Herausforderungen an den Devisen- und Zinsmärkten führten in 2005 zu einem deutlich zweistelligen Wachstum sowohl im Derivate- und Devisenbereich als auch im Wertpapier-Management. Ferner konnte den neuen Kundenbedürfnissen im Bereich der Emmissionsrechte Rechnung getragen werden. Wir haben somit auf vielfältige Weise unsere Innovationskraft und Beraterqualität unter Beweis gestellt.

- Öffentliche Kunden: Unser Betreuungssegment öffentliche Kunden umfasst Gebietskörperschaften, kommunalnahe Unternehmen, Stiftungen, Kirchen, Wohlfahrtsverbände, Sozialkassen und Krankenhäuser. Mit einem für diese Kundengruppe adäquaten Produkt- und Dienstleistungsangebot konnten wir bereits zum dritten Mal in Folge eine zweistellige Zuwachsrate beim Geschäftsergebnis realisieren. Die größten Steigerungsraten wurden dabei im Einlagen- und Derivategeschäft erzielt.

Mit Europa wachsen
Als führender Anbieter von Finanzdienstleistungen in Österreich & Zentral- und Osteuropa (CEE) haben wir die Zusammenarbeit zwischen Deutschland und unserem umfangreichen europäischen Filialnetz in 2005 weiter ausgebaut. Viele unserer mittelständischen Kunden haben das starke Wirtschaftswachstum in den neuen EU-Mitgliedsstaaten und insbesondere auch der beiden Beitrittskandidaten Bulgarien und Rumänien genutzt und Investitionen vorgenommen. Auf diese Weise konnten wir in 2005 zahlreiche Neu- bzw. Erweiterungsinvestitionen von Deutschland aus in eines oder mehrere CEE-Länder aktiv beratend begleiten. Insbesondere unterstützen wir unsere Kunden mit Hilfe von flächendeckend nutzbaren Cash-Management-Produkten im Finanz-Management. Insgesamt haben wir rund 1000 Kunden geschäftlich in CEE-Länder begleitet.

Ressort Immobilien: Konsequente Umsetzung des wertorientierten Geschäftsansatzes

Mit unseren regionalen Betreuungsteams an sechs Standorten (Berlin, Düsseldorf, Frankfurt a. M., Hamburg, München und Nürnberg) und den in München konzentrierten Spezialisten für strukturierte Finanzierungen fokussiert das Ressort Immobilien vorrangig auf das Geschäft mit professionellen Immobilienkunden. Neben dem klassischen Finanzierungsgeschäft mit unseren Zielkunden (Investoren, Bauträgern und Wohnungsbaugesellschaften) begleiten wir auch verstärkt großvolumige Immobilieninvestitionen mit maßgeschneiderten, innovativen Produkten.

Für das Ressort Immobilien stand das Geschäftsjahr 2005 im Zeichen eines umfassenden Restrukturierungsprogramms. Dieses beinhaltete:
- Vollständige Integration der Vereins- und Westbank,
- Konzentration unserer Betreuungsteams auf sechs Ballungszentren in Deutschland,
- Konsequente Ausrichtung der Neugeschäftsakquisition auf attraktive Zielkunden im professionellen Immobilienkundensegment,
- strenge risikoadjustierte Margen- und Preisvorgaben,
- deutliche Forcierung des Dienstleistungs- und Cross-Selling-Geschäfts,
- Eigenkapitalentlastung durch synthetische Ausplatzierungsmaßnahmen,
- beschleunigter Abbau von nicht rentablen Portfolioteilen,
- Ausgliederung leistungsgestörter Finanzierungen in das Segment Real Estate Restructuring.

In 2005 haben wir mit der erfolgreichen Umsetzung begonnen und werden diese in 2006 konsequent fortsetzen.

Stabilisierung der Immobilienmärkte

Die deutschen Immobilienmärkte haben sich im Laufe des Jahres 2005 nach einer mehrjährigen Abschwungphase gefestigt. So zeigen verschiedene Wohnungsmarktindikatoren, dass der Tiefpunkt mittlerweile nahezu flächendeckend überschritten ist und ab 2006/2007 mit einer leichten Erholung gerechnet werden kann.

Die positive Entwicklung für Wohnimmobilien belebt auch den professionellen Anlagemarkt für Wohnimmobilien. In der Vergangenheit waren Wohnimmobilien für institutionelle Anleger angesichts des hohen Verwaltungsaufwandes und der unterdurchschnittlichen Renditen eine weniger attraktive Anlage. Seit ein bis zwei Jahren gelten Wohnimmobilien jedoch wieder als interessante Anlagealternative, insbesondere für institutionelle Großinvestoren aus dem Ausland bzw. deren deutsche Töchter.

Die Büromärkte weisen nach einer mehrjährigen Korrekturphase ebenfalls deutliche Anzeichen einer Konsolidierung auf. Die Spitzenmieten in den großen Märkten haben sich stabilisiert, und auch die Leerstandsquoten sind zuletzt nicht weiter gestiegen.

Erfreuliche Profitabilität des Neugeschäfts

Ungeachtet der erkennbaren Stabilisierungstendenzen in den einzelnen Immobilienmarktsegmenten stellen wir im Neugeschäft nach wie vor zum einen hohe Anforderungen an die Bonität der Investoren und Käufer sowie zum anderen auch an die Qualität der finanzierten Immobilien. Auf Basis dieser Qualitätsstandards, kombiniert mit risikoadjustiertem Pricing, konnten wir im Berichtsjahr eine erfreuliche Profitabilität unseres Neugeschäfts erreichen und im Vergleich zum Vorjahr sowohl die Provisions- als auch die Derivateerträge deutlich steigern. Im Rahmen eines aktiven Risikomanagements haben wir darüber hinaus großen Wert auf die Übertragbarkeit und Marktgängigkeit der Kreditprodukte gelegt.

Starke Marktstellung bei strukturierten Produkten

Ein geschäftlicher Schwerpunkt lag in 2005 auf der Finanzierung wohnwirtschaftlicher Immobilienportfolios sowie der Strukturierung und Prozesssteuerung von Immobilienportfolioverkäufen und Transaktionen im Zusammenhang mit »Not leidenden Immobilienfinanzierungen«.

Eine der größten Real-Estate-Portfoliofinanzierungen des Jahres 2005 wurde von einem namhaften internationalen Bankenkonsortium von insgesamt sechs Banken als so genanntem »Mandated-Lead-Arranger« erfolgreich arrangiert. Daran war die HVB mit einem prominenten dreistelligen Millionenbetrag beteiligt. Darüber hinaus waren wir Arranger beim Verkauf des gesamten Immobilienportfolios einer großen deutschen Pensionskasse sowie beim Verkauf von leistungsgestörten Immobilienfinanzierungsbeständen der HVB in Höhe von 1,8 Mrd € an Goldman Sachs. Insgesamt haben wir über Portfolio- und Syndizierungsaktivitäten rund 2,4 Mrd € Immobilienfinanzierungen – teilweise auch für Dritte auf Mandatsbasis – erfolgreich vermarktet.

Ergebnisentwicklung im Zeichen der Restrukturierung

Trotz der guten Profitabilität des Neugeschäfts haben Belastungen aus dem Bestandsportfolio und die nachhaltigen Restrukturierungsmaßnahmen zu einem Rückgang des Betriebsergebnisses vor Risikovorsorge um 21,6% auf 200 Mio € geführt. Die operativen Erträge, die sich im Zinsüberschuss (+1,6%) und vor allem im Provisionsgeschäft (+21,4%) erfreulich entwickelten, gingen auf Grund von Sondereffekten im Nicht-Kerngeschäft zurück.

Geschäftsfeld Österreich und CEE: Weiter erfreuliche Ergebnisentwicklung

Das Geschäftsjahr 2005 war das bisher erfolgreichste Jahr von einer in den vergangenen Jahren zu beobachtenden stetigen Aufwärtsentwicklung des Geschäftsfelds Österreich und CEE. Nach Abschluss der Integration der CEE-Töchter von HVB und Bank Austria und der Realisierung umfangreicher Synergien aus mehreren Fusionen, machte sich 2005 die im Vorjahr eingeleitete organische Expansion bezahlt. So wies das Geschäftsfeld Österreich und CEE wiederum eine erfreuliche Ergebnissteigerung im Vergleich zum Vorjahr auf. Der Anstieg des Betriebsergebnisses um insgesamt 23,4% wurde diesmal von allen Ressorts erwirtschaftet; überproportional haben die CEE-Länder dazu beigetragen. Vor allem die Entwicklung des Zinsüberschusses in CEE und des Provisionsüberschusses in allen Resssorts waren für die Steigerung der operativen Erträge maßgeblich.

Die Verwaltungsaufwendungen sind teilweise auch wegen der Geschäftausweitung in CEE angestiegen. Die Erhöhung der Risikovorsorge wurde auch durch eine »zusätzliche Kreditrisikovorsorge« auf Grund höherer pauschalierter Einzelwertberichtigungen in Höhe von 70 Mio € verursacht. Die Cost-Income-Ratio reduzierte sich insgesamt auf erfreuliche 62,4%. Die risikogewichteten Aktiva stiegen an, vorrangig wieder in den CEE-Ländern (siehe auch Financial Review für eine ausführliche Kommentierung der Ergebnisse).

Österreichische Ressorts: Durch Neusegmentierung zu mehr Transparenz

Das wirtschaftliche Umfeld war 2005 in Österreich nach wie vor von einer schwachen Binnennachfrage gekennzeichnet. Die wesentlichen Wachstumsstützen waren der Export und folglich die Industriekonjunktur. Im Jahresverlauf gewann die Wirtschaft an Schwung, sodass eine über dem EU-Durchschnitt liegende Wachstumsrate erreicht werden konnte.

Im Rahmen des wertorientierten Managements haben wir zu Jahresbeginn unser österreichisches Kundengeschäft neu segmentiert. Das Ressort Privatkunden Österreich umfasst jetzt das reine Privatkundengeschäft. Das Firmenkundengeschäft Österreich besteht aus Gewerbekunden und »KMUs«, also kleineren und mittleren Firmenkunden. Unter Großkunden und Immobilien fallen größere Firmenkunden, Financial Institutions, der Public Sector und das kommerzielle Immobiliengeschäft.

Ziel dieser Neusegmentierung war es, die Erfolgstransparenz im österreichischen Firmenkundengeschäft zu verbessern. Um die Kapitalallokation weiter zu optimieren, haben wir durch aktives Kreditportfolio-Management die Risikoaktiva im Firmenkundengeschäft reduziert. In den österreichischen Ressorts wurden bei gleichbleibenden Verwaltungsaufwendungen die operativen Erträge um 3,7% auf 2350 Mio € gesteigert.

Fortschritte im Ressort Privatkunden Österreich

Vor dem Hintergrund des harten Verdrängungswettbewerbs, eines stagnierenden Marktvolumens und eines weiter anhaltenden Margenverfalls konnten wir mit einer kräftigen Volumensteigerung bei Privatfinanzierungen einen guten Erfolg erzielen. Insbesondere der mobile Vertrieb trug zu den Verkaufserfolgen bei Bau- und Wohnfinanzierungen sowie bei Konsumentenkrediten bei. Dem stand ein Margenverfall auf der Passivseite gegenüber.

Auch das Wertpapiergeschäft hat sich nach Jahren der Anlegerzurückhaltung wieder verbessert. Der Schwerpunkt lag hier insbesondere bei den strukturierten Anlageprodukten, allen voran Garantieanleihen und Garantiefonds. Der Absatz dieser Produkte konnte gegenüber dem Vorjahr verdreifacht werden. Auch die Themen- bzw. Regionalfonds der Anlagegesellschaften AMG und Capital Invest entsprachen im hohen Maße dem Anlegerbedarf.

Heute werden im Ressort Privat- und Geschäftskunden rund 1,8 Mio Kunden in knapp 400 Filialen in Österreich betreut. Der Marktanteil im Privatkundengeschäft liegt bei etwa 18%.

Restrukturierung im Ressort Firmenkunden Österreich

Das österreichische Firmenkundengeschäft (Gewerbekunden und kleine und mittlere Unternehmen) ist das am stärksten umkämpfte Marktsegment in Österreich und daher durch eine unterdurchschnittliche Rentabilität gekennzeichnet. Der Aufwand für das Kreditrisiko umfasste fast ein Drittel des Zinsüberschusses. Provisionserträge, hier insbesondere aus dem Absatz von Derivaten zum Zins-, Währungs- und Liquiditätsmanagement, aus dem Electronic Banking für Firmenkunden und aus dem Wertpapiergeschäft, glichen dies aber gut aus.

Dieses zu Jahresbeginn definierte Kundensegment soll durch standardisierte Lösungen für das Tagesgeschäft, durch aktiven Verkauf (»Cross-Selling«) und risikoorientierte Preisgestaltung sowie durch Automatisierung über die elektronischen Vertriebskanäle restrukturiert werden. Dafür wurde bereits eine Restrukturierungsrückstellung in Höhe von insgesamt 90 Mio € gebildet.

Steigende Erträge aus dem Emissionsgeschäft sowie aus dem passivseitigen Geschäft belegen, dass wir unsere führende Marktstellung bei Wertschöpfungslösungen außerhalb des klassischen bilanzwirksamen Produktgeschäfts bereits ausbauen konnten.

Gute Erfolge im Ressort Großkunden und Immobilien

Das österreichische Firmenkundensegment für Großkunden, Finanzinstitutionen, dem öffentlichen Sektor und dem gewerblichen Immobiliengeschäft war 2005 vor allem durch überreichlich vorhandene Unternehmensliquidität charakterisiert. Die Kreditvolumina waren daher rückläufig, was nicht nur die Marktentwicklung insgesamt, sondern auch unsere planmäßig restriktive Kreditvergabepolitik widerspiegelt.

Gleichzeitig entwickelten sich die Termineinlagen sehr positiv, dies allerdings zu äußerst knappen Margen. Im Einklang mit dem Konjunkturprofil entwickelten sich Investitions- und Exportfinanzierungen sowie Garantien gut. Das Risikomanagement für Unternehmen, vor allem über den Einsatz von Derivaten, erhöhte den Provisionsüberschuss.

Im Investment Banking für Firmenkunden, insbesondere bei Unternehmenszusammenführungen und -umstrukturierungen sowie M&A (Mergers & Aquisitions) konnten wir unsere führende Marktstellung weiter ausbauen: als Joint-Lead-Manager für zwei Debüt-Anleihen im ersten Halbjahr, als Lead Manager für drei Unternehmensanleihen im dritten Quartal sowie auch als Anbieter von internationalen Bankdienstleistungen.

Die CA IB nahm als Berater an Privatisierungen von Stahlwerken in der Türkei (Erdemir) und in der Ukraine (Kriworischstal) teil (Gesamtvolumen 6 Mrd €). Der Verkauf von Antenna Hungaria an Swisscom Broadcasting, der Abschluss der Teilprivatisierung der Postbus GmbH, die Funktion als Global Coordinator und Bookrunner beim 71-Mio-€-IPO der Skyeurope sowie einer weiteren Kapitalerhöhung in Österreich und die Beratung von Matáv bei der Akquisition von 76,5% an der Telekom Crne Gore (141 Mio €) zeigen unser breites Spektrum in diesem Bereich auf.

Ein besonders erfolgreiches Jahr verzeichneten wir bei der kommerziellen Immobilienfinanzierung mit einer kräftigen Steigerung der Volumina wie auch der Erträge bei zufrieden stellender Risikolage. Die BA-CA Leasing konnte im ersten Halbjahr ihre führende Position unter den heimischen Leasinggesellschaften sowohl in Österreich als auch in CEE behaupten. Die Bank Austria Creditanstalt Leasing hat Verträge aus ihrem österreichischen Mobilien- und Kfz-Leasinggeschäft in der Form einer Verbriefung am Kapitalmarkt verkauft. Die erste »Asset-backed-Securitization«-Transaktion der BA-CA Leasing mit einem Volumen von 425 Mio € – »Success 2005 B.V.« – wurde vom Markt sehr gut aufgenommen.

Ressort Zentral- und Osteuropa: Zahlreiche Wachstumspotenziale erfolgreich genutzt

In CEE konnten unsere Tochterbanken ihre Position über das hohe Marktwachstum hinaus ausbauen. Die erfreulichen Ergebnisse in den CEE-Staaten waren von einem sehr expansiven Umfeld geprägt: nicht nur durch das mehr als doppelt so hohe Wirtschaftswachstum, sondern auch durch die strukturelle Beschleunigung des Geldkreislaufs (Monetarisierung) in diesen Ländern. Darüber hinaus trugen unsere Tochterbanken zu der zunehmenden Marktdurchdringung mit modernen Bankprodukten bei.

Die schnelle Modernisierung wird auch belegt durch erfreulich positive Zins- und Provisionsüberschusszahlen in den CEE-Ländern, die im Geschäftsjahr 2005 trotz einer restriktiveren Wirtschaftspolitik und auch mehrfacher Zinssenkungen das Ergebnis kräftig ansteigen ließen. Insbesondere der Provisionsüberschuss hat anteilig bereits das hohe Niveau der Ressorts in Österreich erreicht. Insgesamt stiegen die operativen Erträge im Ressort CEE um 29,1% auf 1499 Mio €.

Zum Anstieg des Betriebsergebnisses und zur Expansion trugen alle Regionen, die neuen EU-Mitgliedstaaten, hier allen voran Polen, und der südosteuropäische Raum (SEE), gleichermaßen bei, wenn auch die Gewichte absolut gesehen unterschiedlich waren. Besonders erfeulich war die Expansion in Südosteuropa, auch wenn diese von einem niedrigem Ausgangsniveau kommt. Hier sehen wir weiterhin ein hohes Potenzial für Bankprodukte wie Sparbücher, Gehaltskonten und Kredite und ein wachsendes Dienstleistungsgeschäft.

Einige Veränderungen im Konsolidierungskreis durch...

Anfang 2005 wurde die BPH Leasing erstmals konsolidiert. Ab 1. April 2005 kam die bulgarische Hebros Bank neu zum Konsolidierungskreis hinzu. Seit 1. September 2005 werden die rumänische Banca Comerciala »Ion Tiriac« und per 1. Oktober 2005 die fusionierten serbischen Tochterbanken HVB Bank Serbien und Montenegro und Eksimbanka erstmals konsolidiert.

... Akquisitionen und auch...

Die zu Jahresbeginn erworbene serbische Eksimbanka wurde am 1. Oktober 2005 mit der HVB Bank Serbien und Montenegro zur fünftgrößten Bank des Landes fusioniert. Im März 2005 erfolgte das »Closing« – also der Abschluss – des Erwerbs der bulgarischen Hebros Bank. Die Integration der neuen Tochter in unsere bestehende Tochtergesellschaft HVB Bank Biochim zur Nummer 3 unter den bulgarischen Banken ist für 2006 geplant.

Im Juni 2005 wurde eine Vereinbarung über die Fusion der HVB Bank Romania mit Banca Comerciala »Ion Tiriac« unterzeichnet. Die Zusammenführung der Banken ist über einen Aktientausch und einen Aktienkauf erfolgt. Die BA-CA hält nun 50% plus eine Aktie an der Banca Comerciala »Ion Tiriac«. Mit einer Bilanzsumme von 2 Mrd Euro, 72 Geschäftsstellen und über 720 000 Kunden wird die neue Bank in Rumänien eine starke Nummer vier mit einem Marktanteil von 7,5% sein.

... durch organisches Wachstum

Da in den letzten neun Monaten expansionsbedingt 117 Filialen und fast 1700 Mitarbeiter dazukamen, stieg der Verwaltungsaufwand insgesamt um rund 19,1%.

Das Ressort Zentral- und Osteuropa hat im Geschäftsjahr 2005 das Betriebsergebnis um erfreuliche 45,7% gesteigert. Trotz der Expansion und der hohen Bedeutung des Firmenkundengeschäfts ist die Risk-Earnings-Ratio in CEE mit knapp 14% unter dem Gesamtbankdurchschnitt. Das Ergebnis ist damit nicht nur insgesamt, sondern auch »durch die Bank« gut.

Die BPH Gruppe in Polen verdiente 2005 über 1 Mrd Zloty, das ist eine Steigerung um gut ein Fünftel. Die Betriebserträge konnten wiederum erfreulich gesteigert werden. Die Cost-Income-Ratio (rund 51%) liegt unter dem Branchendurchschnitt. Dank der stabilen Risikolage konnten die Non Performing Loans gesenkt werden. Nach Jahren der Anpassung hat die BPH Group als Universalbank in jedem Bereich expandiert. 2005 ist sie für das beste Internet-Angebot und für die beste IT des Landes ausgezeichnet worden.

Auch in den anderen neuen EU-Mitgliedsländern konnten unsere Banken das Geschäft stark ausweiten.

In allen Ländern sind wir mit dem Leasing- und Immobilienfinanzierungsgeschäft gut vorangekommen. Auch haben wir das Factoring in mehreren Ländern eingeführt. Die Treasury-Sales-Initiative in CEE zeigt große Erfolge, ebenso wie das Projekt »CrossBorder-ClientGroup«, das grenzüberschreitende Firmenkundengeschäft, das insbesondere in der Slowakei als einer der Haupttreiber in diesem Geschäft gesehen werden kann.

In Südosteuropa, allen voran Rumänien und Bulgarien, sind die Wachstumsraten besonders beeindruckend. In der Region SEE (Südosteuropa) konnten wir das Vorsteuer-Resultat im Geschäftsjahr kräftig steigern; auch absolut gesehen ist der Beitrag zur Steigerung des Ergebnisses etwa so hoch ausgefallen wie in Polen.

Corporates & Markets: Entwicklung im Geschäftsfeld C&M

Das Geschäftsfeld Corporates & Markets (C&M) konnte ein Betriebsergebnis von 902 Mio € erwirtschaften, das damit auf dem Niveau des guten Vorjahreswertes (912 Mio €) lag. Der Kreditrisikovorsorge wurden 58 Mio € zugeführt, nachdem sich im Vorjahr Nettoauflösungen (– 72 Mio €) ergaben. Ein im Vergleich zum Vorjahr insgesamt positiveres Kapitalmarktumfeld sowie die Umsetzung unseres erfolgreichen Geschäftsmodells führten zu einem erfreulichen Anstieg der operativen Erträge um 13,3%. Die Cost-Income-Ratio konnte leicht auf 57,8% (2004: 58,2%) verbessert werden. Das Ergebnis vor Steuern stieg spürbar um 16,6% auf 946 Mio €.

Strategische Ausrichtung als wesentlicher Eckpfeiler zur Hebung von Cross-Selling

Das Geschäftsfeld C&M verzeichnete im Geschäftsjahr 2005 mit dem Konzept der »integrierten Kapitalmarktbank« deutliche Erfolge. Eine wesentliche Grundlage hierfür ist, dass zur Optimierung der strategischen Ausrichtung in 2005 weitere Schritte zur konsequenten Angleichung sämtlicher Aktivitäten an die Wertschöpfungskette »Origination – Structuring – Trading – Distribution« von C&M erfolgten. Der erfreuliche Geschäftsjahresverlauf zeigt, dass mit diesem strategischen Ansatz effizientes Cross-Selling möglich ist. Mit der Bündelung von Asset-Klassen-übergreifendem Know-how sowie unserer ausgeprägten Produktentwicklungs- und Strukturierungskompetenz ist C&M optimal positioniert, die hohe Nachfrage nach innovativen, bedarfsgerechten Kapitalmarktprodukten abzudecken. C&M tritt damit als leistungsstarker Intermediär zwischen Emittenten, Kapitalmarkt und Investoren auf.

C&M bietet allen Kunden der HVB Group Zugang zu maßgeschneiderten kapitalmarktorientierten Finanzierungslösungen und Risikomanagement-Produkten. Im Segment Akquisition & Leveraged Finance nimmt C&M eine führende Marktposition ein. Unsere breite Produktpalette wird durch Equity-Capital-Markets-Produkte und Dienstleistungen im Merger & Acquisition-Bereich abgerundet. Darüber hinaus haben alle Kunden der HVB Group die Möglichkeit erhalten, auf die ausgeprägte Kapitalmarktexpertise von C&M zuzugreifen. Unsere Zielgruppen sind der kapitalmarktfähige Mittelstand, institutionelle und international agierende Kunden sowie die öffentliche Hand.

Im Rahmen der C&M-Strategie der Integrierten Kapitalmarktbank liegt der Fokus auch in Zukunft auf unseren Kernkompetenzen Structured Finance und Structured Derivatives. Basierend auf einem aktiv gemanagten Kreditportfolio ist das Ziel der noch effizientere Einsatz der Risikoaktiva und damit die Verbesserung des Rendite/Risiko-Verhältnisses.

Corporates: Entwicklung im Ressort Corporates

Im Ressort Corporates sank das Betriebsergebnis um 83 Mio € auf 443 Mio €, insbesondere wegen der höheren Kreditrisikovorsorge, die im Vorjahr noch eine Nettoauflösung über 72 Mio € enthielt. Die Zunahme der operativen Erträge um 12,4% auf 1025 Mio € geht insbesondere auf den ausgeweiteten Zinsüberschuss zurück. Bei um 15,1% höheren Verwaltungsaufwendungen konnte die Cost-Income-Ratio mit 51,4% nicht mehr ganz auf dem Vorjahresniveau gehalten werden.

Das Ressort Corporates betreut rund 270 große Firmenkunden. Gemäß unserem strategischen Ansatz bieten wir unseren Firmenkunden in höherem Maße kapitalmarktorientierte Dienstleistungen an, um die Ertragskraft im Provisionsgeschäft weiter zu stärken. Als Basis nutzen wir im Rahmen der Funktionstrennung von Kreditvergabe und Relationship-Management unsere langjährigen Kundenbeziehungen, bei denen wir die traditionelle Kreditvergabe konsequent mit der Mandatierung von Kapitalmarkttransaktionen verknüpfen. Wir setzen dabei unterstützt durch unsere Steuerungseinheit Active Credit Portfolio Management (ACPM) auf eine Erhöhung des Rendite-Risiko-Verhältnisses und die Minimierung der Volatilität der Risikokosten. Unser Leistungsspektrum umfasst das breite Produktangebot an strukturierten Finanzierungsleistungen, eine aktive Verwaltung von Kreditportfolios zu Bilanzsteuerungszwecken sowie Corporate Finance.

Auch im Segment der strukturierten Finanzierungen nimmt C&M eine führende Rolle im deutschen Markt ein. Unser Erfolg basiert auf der effizienten Erfüllung der Kundennachfrage, begründet durch eine umfassende Expertise für maßgeschneiderte Produkte, und einer hohen Finanzierungskapazität.

C&M profitiert vom Wachstum im Bereich Leveraged & Structured Finance

Im Bereich Acquisition-&-Leveraged Finance behauptet C&M auch in 2005 seine starke Position in Deutschland und in Europa. Insbesondere im Leveraged Finance nimmt C&M mit einem Marktanteil von ca. 20% die Spitzenposition in Deutschland ein und kann damit von dem dynamisch expandierenden Segment profitieren. In Europa ist unser vornehmliches Ziel, sich auf die Wachstumsregionen Großbritannien, Frankreich und Italien zu konzentrieren.

Durch einen strategischen Fokus auf unsere Kernkunden (Finanzinvestoren, globale Firmenkunden) und ertragreiche Mandate zählt der Bereich zu den profitabelsten und größten in Europa. Allein im letzten Jahr wurden weltweit Finanzierungen von über 10 Mrd € durch das Acquisition-&-Leveraged-Finance-Team arrangiert und abgewickelt. Zugleich konnte durch konsequentes Management des Portfolios die bereits hohe Eigenkapitalrendite weiter gesteigert werden.

Acquisition-&-Leveraged-Finance wird auch zukünftig durch seine strategisch optimale Aufstellung vom weiteren Wachstum des Marktes profitieren.

Ebenfalls im Bereich Project-and-Structured-Finance zählt die HVB in Europa zu den führenden Banken. Hierzu zählen neben Project Finance auch Commodity-Trade-Finance. Insgesamt konnte auch in 2005 der Ergebnisbeitrag gegenüber dem Vorjahr weiter verbessert werden. Zusätzlich besteht hier ein enormes Wachstumspotenzial für die kommenden Jahre.

Mit dem Active-Credit-Portfolio-Management nimmt C&M eine Vorreiterrolle im deutschen Markt ein

Im Rahmen einer strategischen Kreditpolitik wird seit Januar 2005 das richtungsweisende Active-Credit-Portfolio-Management (ACPM) zur Optimierung unseres Risiko-Ertrags-Profils aktiv eingesetzt. Dabei fungiert ACPM als Schnittstelle zwischen Kredit-Kapitalmarkt und Vertrieb und hat die Aufgabe, die Gesamtrentabilität des Kreditbuches zu verbessern. Die Kredite werden zu einem vom Markt abgeleiteten Preis vom Vertrieb »gekauft« und anschließend von ACPM als »Besitzer« aktiv gemanagt. Das traditionelle Buy-and-Hold-Kreditmodell weicht damit einem fondsmanagerähnlichen Ansatz durch aktives Einbeziehen der Kreditkapitalmärkte.

Durch den Einsatz von Kreditkapitalmarktprodukten kann man das eingesetzte Eigenkapital leveragen und damit das Gesamtkreditportfolio rentabler machen, ohne das Kundengeschäft zu tangieren. Eine weitere Verbesserung des Risk/Returns des bestehenden Kreditportfolios wird durch gezielte Zukäufe von Kreditrisiken geschaffen.

Das von ACPM verantwortete Kreditexposure beläuft sich zum Jahresende 2005 auf etwa 20 Mrd €, wovon ca. ein Viertel durch Kreditderivate abgesichert ist. Durch gezieltes Hedgen wurden Konzentrationsrisiken und damit Risikokosten und deren Volatilität minimiert. Das Re-Investmentbuch, das überwiegend strukturierte Kredit-Produkte und Baskets enthält, ist zum Jahresende auf 2,8 Mrd € angewachsen und generiert eine Eigenkapitalrente von deutlich über 20%.

Markets:
Entwicklung im Ressort Markets

Im Geschäftsjahr 2005 entwickelte sich das Betriebsergebnis im Ressort Markets sehr erfreulich mit einem Anstieg um 18,9% auf 459 Mio €. Dabei stiegen die operativen Erträge um 12,9% auf 1245 Mio € vor allem in Folge der kräftigen Zunahme des Handelsergebnisses (+ 39,2%) und des Provisionsüberschusses (+ 32,5%), die den gesunkenen Zinsüberschuss mehr als kompensieren konnten. Trotz der um 9,2% gestiegenen Verwaltungsaufwendungen führte dies zu einer um 2,1%-Punkte verbesserte Cost-Income-Ratio in Höhe von 62,9%.

Das Ressort Markets betreut rund 2100 institutionelle Kunden. Der Fokus liegt auf den von uns definierten ca. 260 wichtigsten institutionellen Kundengruppen.

Die Aktivitäten im Ressort Markets decken das breite Spektrum von Produkten und Dienstleistungen im Treasury- und Kapitalmarktbereich ab. Als Grundlage für unseren Erfolg sehen wir vor allem die konsequente Durchdringung unserer breiten Kundenbasis mit neuen innovativen Kapitalmarktprodukten an, sowie den Vertrieb von Produkten, bei denen wir auf Grund unserer langjährigen Erfahrung, wie zum Beispiel bei Covered Bonds, eine führende Marktposition in Deutschland einnehmen und auch im europäischen Ausland präsent sind.

Cross-Asset-Geschäftsansatz als Erfolgsfaktor

Ein wichtiger Werthebel im Ressort Markets ist die konsequente Ausrichtung aller Markets-Aktivitäten entlang der gesamten Wertschöpfungskette. Für uns ist diese marktorientierte Aufstellung ein wichtiger Erfolgsfaktor, um sowohl die Emittenten- als auch die Investorenbedürfnisse nicht nur optimal befriedigen zu können, sondern auch proaktiv zu gestalten.

Der Fokus unseres ganzheitlichen Betreuungsansatzes liegt auf der Asset-übergreifenden Problemlösungskompetenz. Voraussetzung ist hierfür ein effizientes Zusammenspiel zwischen Origination, Strukturierung, Distribution und Relationship Management. Unsere Kunden schätzen vor allem unsere Strukturierungskompetenz, die es uns erlaubt, maßgeschneiderte Problemlösungen über alle Asset-Klassen hinweg zu entwickeln. Durch die Bündelung des internationalen Vertriebes unter einem Management und die Einführung einer Senior-Relationship-Management-Einheit konnten wir unsere Platzierungskraft weiter ausbauen und unser Kundenergebnis durch Cross-Selling massiv verbessern.

Ein erfolgreiches Beispiel unseres Cross-Asset-Geschäftsansatzes ist die jährlich stattfindende C&M German Investment Conference, die auf eine sehr positive Resonanz bei unseren Kunden stieß. Diese Veranstaltung stellt die zweitgrößte dieser Art in Deutschland dar. Waren vor zwei Jahren noch 31 Unternehmen und ca. 100 Investoren anwesend, so kamen in 2005 knapp 90 Vertreter gelisteter deutscher Unternehmen und rund 450 internationale, institutionelle Investoren nach München.

C&M positioniert sich als führendes »Structured Derivatives«-Haus in Europa

Im Bereich strukturierte Derivate ist C&M das führende Institut in Deutschland. Als Werthebel sehen wir die Kombination von sich ergänzendem Know-how in den verschiedenen Produktklassen (zum Beispiel Aktien, Renten, Emerging Markets, Rohstoffe), um unsere ausgeprägte Kompetenz im Bereich Finanzderivate einzusetzen und innovative Produktlösungen proaktiv unseren Kunden anzubieten.

Emissionsgeschäft

In 2005 ist es uns gelungen, das Underwriting-Volumen im Debt-Capital-Markets-Bereich mehr als zu verdoppeln, so dass wir in den Ranking-Tabellen heute die Nummer zwei im Bereich Jumbo-Emissionen und die Nummer eins in Anleihen der europäischen öffentlichen Hand sind. Der Erfolg wurde unterstützt durch die konsequente Ausrichtung all unserer Aktivitäten auf den Kunden.

Equity Capital Markets

Bei Börsengängen und Kapitalmaßnahmen blicken wir auf ein erfolgreiches Jahr zurück. Mit dem erfolgreichen größten Börsengang eines Medienunternehmens in der Geschichte der Bundesrepublik begleitete die HVB als Joint Bookrunner das erste IPO mit einem Volumen von über 1 Mrd € seit Juni 2004. Ebenfalls als Joint Bookrunner begleitete die HVB mit einem Transaktionsvolumen von über 1 Mrd € die größte inländische Bezugsrechtskapitalerhöhung des Jahres und konnte als eine der fünf Lead-Banken bei der 2,6 Mrd € Kapitalerhöhung eines europäischen Versicherungskonzern erfolgreich die Internationalisierungsstrategie unterstreichen.

Der inländische Small- und Mid-Cap-Markt zählt weiter zu den Kernkompetenzen der HVB. Ihre Platzierungskraft in diesem Segment konnte die Bank unter anderem bei der erfolgreichen Platzierung diverser Small- und Mid-Cap-Emittenten in federführender Rolle eindrucksvoll unter Beweis stellen.

Funding

2005 stand hinsichtlich der Refinanzierungs-Aktivitäten in Kontinuität zu 2004. Im Mittelpunkt unserer Aktivitäten standen zwei Benchmark-Anleihen: der Global 8: Hypothekenpfandbrief über 1,5 Mrd € und der Global 9: Öffentlicher Pfandbrief über 1,0 Mrd €.

Mit dem hohen Pfandbriefanteil unterstreichen wir unser nachhaltiges und dauerhaftes Engagement am Jumbo-Pfandbrief-Markt und zeigen gegenüber unseren nationalen und internationalen Investoren unser Commitment als regelmäßiger Emittent von Benchmark-Anleihen. Besonders erfreulich war die Spreadentwicklung unserer Jumbos in 2005.

Wie schon in den Vorjahren haben wir aber auch die Möglichkeit unbesicherten Fundings bei niedrigen Spreads über strukturierte Anleihen und Privatplatzierungen genutzt. Allein aus der Emission innovativer Retailprodukte wurde 1,6 Mrd €-Volumen generiert.

HVB C&M positioniert sich unter den TOP 3 bei Jumbo-Pfandbriefen

Alle Jumbo-Pfandbriefe 2005
(31. Dezember 2005)

Lead Manager	Betrag USD (Mio)	Anzahl der Emissionen
1. Barclays Capital	16 826,80	36
2. HVB	**14 309,50**	**36**
3. ABN AMRO	14 256,30	28
4. DrKW	14 133,90	37
5. IXIS	11 238,90	24
6. HSBC	8 967,90	22
7. Deutsche Bank	8 073,40	25
8. Calyon	8 014,30	14
9. Citigroup	7 773,80	15
10. DZ Bank	6 730,50	23

Alle Jumbo-Pfandbriefe 2004
(31. Dezember 2004)

Lead Manager	Betrag USD (Mio)	Anzahl der Emissionen
1. Deutsche Bank	11 200,40	39
2. Barclays Capital	10 007,50	39
3. DrKW	9 685,10	45
4. ABN AMRO	8 788,70	28
5. HVB	**8 562,60**	**36**
6. Citigroup	6 697,50	16
7. IXIS	6 325,80	24
8. HSBC	6 261,20	20
9. Morgan Stanley	4 538,60	12
10. DZ Bank	4 520,70	30

Quelle: IFR

UNSERE MITARBEITER

Neue Perspektiven im europäischen Kontext

Für die Mitarbeiter der HVB Group war das Jahr 2005 gleichermaßen viel versprechend und herausfordernd. Der Zusammenschluss unserer Bank mit der UniCredit Gruppe eröffnet neue Perspektiven und Betätigungsfelder im In- und Ausland. Zugleich erfordert der Integrationsprozess Kosteneinsparungen durch die Realisierung von Synergien. Zum Jahresende arbeiteten 61 251 Menschen für unsere Bank (2004: 57 806). Davon waren 58% im Ausland und 42% in Deutschland beschäftigt.

Weichenstellung für eine neue Vertriebskultur

Wir haben im letzten Jahr die Leistungskraft unseres Vertriebs nachhaltig gesteigert. Im Mittelpunkt stand das Ausbildungs- und Kommunikationsprogramm MOVE (Mit Offensive Verkaufen). MOVE bedeutet den Wechsel von einem primär produktorientierten Verkaufsprozess zu einer ganzheitlichen Finanzberatung, die die Einstellungen und Zielsetzungen der Kunden zum Dreh- und Angelpunkt der Betreuung macht.

Hauptbestandteile des Programms sind:
- Leadership-Workshops, in denen unsere Führungskräfte sich mit dem Geschäftsmodell der ganzheitlichen Beratung auseinander setzen, um es anschließend ihren Mitarbeitern zu vermitteln.
- Dialog-Schulungen, in denen alle Vertriebsmitarbeiter ein praxisnahes Training zur Vertiefung und professionellen Anwendung des Beratungsansatzes durchlaufen.
- Systematische Vertriebskommunikation, die hierarchieübergreifend vom Berater in der Filiale bis zum Vorstand den Know-how-Transfer und Erfahrungsaustausch gewährleistet.

Die Leitidee von MOVE ist es, Kunden durch Kompetenz und Nähe zu gewinnen. Die HVB-Berater verstehen sich als Entwickler langfristiger Finanzplanungen. Dies erfordert eine umfassende und kontinuierliche Aus- und Weiterbildung der Mitarbeiter. Im Berichtsjahr wurden allein beim MOVE-Programm 460 Führungskräfte und 4146 Mitarbeiter trainiert. Rund 15 000 Mitarbeiter absolvierten Ausbildungsmodule zur Verbesserung ihrer Fach- und Methodenkompetenz. Der erfolgreiche Abschluss dieser Module wird mit einem Zertifikat bestätigt. Die gesamten Ausgaben für Weiterbildung in der AG betrugen rund 25 Mio €.

Innovative Wege des Personalmarketings und Talent-Managements

Unser geschäftlicher Erfolg hängt maßgeblich von den Fähigkeiten und der Motivation unserer Mitarbeiter ab. Eine Schlüsselrolle spielen dabei die Nachwuchskräfte. Schon 2002 bündelten wir alle Recruiting-, Betreuungs- und Entwicklungsaktivitäten für Auszubildende, Praktikanten, Studenten, Trainees und Young Professionals unter dem Dach des Talent Centers.

Das Talent Center nimmt eine Vielzahl von Aufgaben wahr:
- Es zeichnet für die Karriere- und Entwicklungsberatung unserer 148 Trainees und 1316 Auszubildenden verantwortlich. Die Trainees werden aus einem Trainee-Pool heraus innerhalb der Bank vermittelt.
- Die Alumni – es handelt sich dabei um ehemalige Trainees – werden ebenfalls gefördert. Ausgewählte Alumni mit hohem Potenzial werden gezielt durch Entwicklungsseminare und Mentoring in ihrem Fortkommen unterstützt.
- Besonders leistungsstarke Werkstudenten und Praktikanten werden im Rahmen des HVB Student Network mit Workshops und Beratungsangeboten an die HypoVereinsbank gebunden; aus diesem Kreis gewinnen wir auch Trainees.
- Arbeitgeberwerbung hat das Ziel, sich nachhaltig als Marke bei potenziellen Nachwuchs-, Fach- und Führungskräften zu profilieren. Mit einer neuen Ausrichtung im Personalmarketing setzen wir Zeichen. Unsere Personalmarketing-Kampagne stellt jetzt erfolgreiche Mitarbeiter und ihren persönlichen Weg in der HVB in den Mittelpunkt – auf Messen, in Anzeigen und im Internet.

Leitziele unserer Nachwuchsarbeit sind Qualität und Kontinuität in der Ausbildung und in der Weiterentwicklung junger Potenziale. Dafür haben wir feste Nachwuchsquoten von 6% für Azubis und 1% für Trainees auf den Personalstand bezogen vereinbart.

Vereinbarkeit von Beruf und Familie erneut zertifiziert

Die Vereinbarkeit von Beruf und Familie ist uns seit Jahren ein wichtiges Anliegen. Wir unterstützen unsere Mitarbeiterinnen und Mitarbeiter bei familienbedingten Auszeiten und beraten sie hinsichtlich der Möglichkeiten, in dieser Phase Kontakt zur Bank zu halten. Durch Veranstaltungen, Qualifizierungsmaßnahmen, Mitarbeiter- und Planungsgespräche stärken wir den Wissensstand der Mitarbeiter und helfen ihnen beim Wiedereinstieg ins Berufsleben.

Unsere familienbewusste Personalpolitik ist mehrfach ausgezeichnet worden. Im Jahr 2005 erhielt die HVB als erstes Unternehmen in Deutschland zum dritten Mal das Zertifikat »Audit Beruf & Familie«. Dieses Zertifikat wird von der gemeinnützigen Hertie-Stiftung verliehen und honoriert das unternehmerische Engagement für die Balance von Beruf und Privatleben. Neben den Instrumenten zur Vereinbarkeit von Beruf und Familie unterstützen wir unsere Mitarbeiter durch die Beratungs- und Vermittlungsdienste des Familienservices, durch Ferienprogramme, eine banknahe Eltern-Kind-Initiative sowie durch das Freizeitangebot des HVB Clubs.

Bereits 2004 haben wir im Personalbereich ein breit angelegtes Projekt zum »Age-Management« aufgesetzt, bei dem wir uns mit den Auswirkungen der demographischen Entwicklung und ihrer Bedeutung für die HVB auseinander setzen.

Flexible Kapazitätssteuerung steigert die Effizienz

Die HypoVereinsbank verfügt über eine Vielzahl von bewährten Arbeitszeitmodellen. Diese dienen den Interessen der Bank als Arbeitgeber und der Lebensplanung unserer Mitarbeiter gleichermaßen. Einerseits werden durch effizienten Kapazitätseinsatz Kosten reduziert und Abläufe verbessert, andererseits können Mitarbeiter ihren zeitlichen Einsatz sowie ihre Verweildauer bei der Bank mitbestimmen. Wir berücksichtigen dabei zunehmend die demographische Entwicklung und ihre Folgen für die Entwicklung der Lebensarbeitszeit.

Zu den wichtigsten Instrumenten der Kapazitätssteuerung gehört die Teilzeit. Wir haben das Potenzial dieses Instruments in den letzten Jahren zunehmend genutzt; die Teilzeitquote in der AG beträgt aktuell rund 21%. Personaleinsparungen erzielten wir auch durch Vorruhestandsregelungen und Altersteilzeit. Hinzu kamen Sabbaticals – es handelt sich dabei um unbezahlte Auszeiten zwischen 12 und 24 Monaten.

Ende 2004 starteten wir das Projekt PRO (Prozess-Redesign und -Optimierung). Es handelt sich um ein Effizienzprogramm für den Zeitraum 2005 bis 2007, das die Abläufe innerhalb der Verwaltung optimiert. PRO sieht eine Einsparung von rund 2120 Stellen in den Stäben und Serviceeinheiten der Group vor. Im Berichtsjahr gelang es uns – unter anderem durch den Abschluss freiwilliger Aufhebungsverträge und Altersteilzeitregelungen –, eine Reduktion von 800 Stellen zu erzielen. In Abstimmung mit unseren Mitarbeitern wurden dabei einvernehmliche Lösungen erreicht. Begünstigt wurde die Personalstraffung durch die Fluktuation, die 7% betrug. Auch der weitere Personalabbau für den Zeitraum 2006–2007 soll sofern irgend möglich ohne betriebsbedingte Kündigungen vonstatten gehen.

Unser mehrfach prämiertes Unternehmen für interne Zeitarbeit, die HVB Profil, spielt eine wichtige Rolle sowohl bei der Kapazitätssteuerung als auch bei der Effizienzverbesserung. Die HVB Profil greift auf einen Pool von Mitarbeitern zurück, zu dem auch der Teil der Auszubildenden gehört, der nach erfolgreichem Ausbildungsabschluss nicht direkt übernommen werden konnte.

2005 war insgesamt ein Jahr, in dem viele Personalbewegungen stattfanden. Hierzu zählten auch die Konzerntransfers innerhalb der HVB Group. Sie dienten sowohl dem Know-how-Transfer als auch der Umschichtung von Kapazitäten. Bei diesen Personalbewegungen, wie auch insgesamt bewährte sich die konstruktive und vertrauensvolle Zusammenarbeit mit den Mitarbeitervertretungen. Wir erreichten stets Lösungen, die den Interessen aller Beteiligten gerecht wurden, und danken hierfür den Mitarbeitervertretungen, insbesondere dem Gesamtbetriebsrat und dem Sprecherausschuss der leitenden Angestellten.

Leistungsorientierte Vergütung optimiert

Eine leistungsorientierte Vergütungsstruktur wird in der HVB seit 1995 gelebt. Wir haben das System seitdem immer weiter verfeinert. Im Jahr 2004 begannen wir mit der Einführung der leistungsorientierten Vergütungsstruktur »12+2«. Dieses Modell beinhaltet in seiner Endstufe zwölf feste Monatsgehälter sowie eine variable Gehaltskomponente. Als erste Bank in Deutschland nutzten wir die Öffnungsklausel im Tarifvertrag des privaten Bankgewerbes.

Um den Erfolg der Bank stärker mit dem persönlichen Erfolg und der Leistung des einzelnen Mitarbeiters zu verzahnen, wird im Rahmen des jährlichen Mitarbeitergesprächs der Grad der Zielerreichung eines jeden Mitarbeiters beurteilt. Dieser Zielerreichungsgrad bildet die Bezugsgröße für die individuelle Bonusausschüttung. Die Höhe des Bonus-Budgets auf Gesamtbankebene ist an die Eigenkapitalrendite der Bank gekoppelt. Im Berichtsjahr wurde das Mitarbeitergespräch optimiert und erneut durch eine Betriebsvereinbarung abgesichert. Ab 2006 wird das Mitarbeitergespräch elektronisch erfasst und im Anschluss direkt in der digitalen Personalakte archiviert.

Ausblick: Der Weg zu einer wirklich europäischen Bank

Die neue UniCredit Gruppe bestand Ende 2005 aus rund 140 000 Mitarbeitern in 19 Ländern. Im Zuge des Integrationsprozesses werden hauptsächlich in Service- und Verwaltungseinheiten auch Stellen bei der HypoVereinsbank AG entfallen. Wie bei PRO werden wir sozialverträgliche Lösungen in enger Abstimmung mit den Mitarbeitervertretungen erarbeiten, gezielt die Fluktuation nutzen und so auf betriebsbedingte Kündigungen verzichten können.

Hinzu kommt: Die UniCredit Gruppe gehört schon heute zu den größten Banken in Europa. Sie ist stark wachstumsorientiert und bietet unseren Mitarbeitern eine Vielzahl von Entwicklungschancen.

Dreh- und Angelpunkt der Personalarbeit in den nächsten Jahren wird sein, in dieser wirklich europäischen Bank eine unverwechselbare und erfolgreiche Unternehmenskultur zu prägen. Dazu wird eine konzerneinheitliche Integrity Charter auch in Deutschland eingeführt. Die Integrity Charter und die Mission der UniCredit Gruppe formulieren Werte, die unser Verhalten im Umgang mit Kunden, Mitarbeitern sowie Investoren bestimmen und unsere Rolle in der Öffentlichkeit vor Ort definieren. Diese Werte sind: Fairness, Respekt, Freiheit, Transparenz, Gegenseitigkeit und Vertrauen. Mit ihnen schaffen wir ein Arbeitsumfeld, das die Grundlage für unseren Weg zu einer wirklich europäischen Bank bildet.

PRO: Prozess-Redesign und -Optimierung gut im Plan

Ein wichtiger Bestandteil zur wertorientierten Weiterentwicklung der HVB ist das Ende 2004 eingeführte Effizienzprogramm »Prozess-Redesign und -Optimierung (PRO)«. Dieses Programm beinhaltet eine Verschlankung der Kernprozesse in den Back-Office-Bereichen und verringert die Komplexität und Schnittstellen bei der Wahrnehmung von Corporate-Center- und Steuerungsaufgaben. 2005 erzielten wir bereits planmäßige Sachkosteneinsparungen. Diesen nachhaltigen Kosteneinsparungen lagen über 200 Einzelmaßnahmen zugrunde.

2006 wird eine Vielzahl weiterer Maßnahmen in den Bereichen Zentrale/Stäbe, Kreditprozesse und Transaction Banking zusätzliche Einsparungen erzielen, u. a. durch Optimierung der Werbemittelbudgets, weitere Zentralisierung der Einkaufsfunktionen im Konzern und Standortkonsolidierung (siehe auch Risk Report).

Informationstechnik: Wichtige IT-Projekte in 2005 erfolgreich vorangetrieben

Mit 1,15 Mrd € blieben die IT-Ausgaben in 2005 gegenüber 2004 weitgehend stabil. Ein Anstieg in CEE und Corporates & Markets wird durch die Konsolidierung der Ausgaben im Retailgeschäft aufgefangen. In Corporates & Markets investierten wir in die Unterstützung des Geschäftes mit innovativen Kapitalmarktprodukten. In CEE unterstützte die IT den Ausbau der dortigen Filialen.

Die weitere Konsolidierung im Geschäftsfeld Deutschland wurde mit der Implementierung von optimierten Prozessen für das Mengengeschäft vorangetrieben. Die Bereitstellung einer Plattform für den Handel mit Asset-Klassen-übergreifenden Derivaten schafft für das Geschäftsfeld Corporates & Markets die Grundlagen zum Angebot innovativer Kapitalmarktprodukte. In Corporates & Markets unterstützen wir den Ausbau unserer Position als Anbieter strukturierter Cross-Asset-Derivate durch IT.

Daneben standen 2005 wie auch schon 2004 Change-Projekte wie die Vorbereitungen auf die Eigenkapitalvorschriften nach Basel II und die Einführung unserer neuen SAP-Steuerungssoftware »Bank Analyzer« im Vordergrund. Darüber hinaus investierte der Konzern in die Umsetzung gesetzlicher Maßnahmen zur Unterbindung von Zahlungsströmen terroristischer Vereinigungen sowie zur Ermittlung und Bescheinigung von Spekulationsgewinnen.

IT-Ausgaben 2005

in Mio €



Geschäftsfeld Deutschland 464
BA-CA AG 260
Corporates & Markets 260
CEE 164

In Deutschland wurden Einsparungen durch Effizienzgewinne unseres internen Projektdienstleisters HVB Systems gestützt, der 2005 den Verrechnungssatz um 4% senken konnte und für 2006 eine weitere Reduktion um 5% plant.

Der Zusammenschluss von HVB und UniCredit ist Anlass für HVBInfo und HVB Systems, ihre Stärken im zweiten Quartal 2006 in einer Gesellschaft zu bündeln. Auf Grund des Zusammenschlusses werden die IT-Kunden künftig durchgängig aus einer Hand betreut – mit klaren Richtlinien für Architektur und Security, von der Umsetzung neuer IT-Projektideen bis zum Betrieb. Es ist geplant, dass der rechtliche Merger bis 30. April 2006 abgeschlossen ist. Einheitliche IT-Governance-Prozesse im Rahmen einer Group-adjustierten Unternehmenssteuerung werden sukzessive in 2006 implementiert.

Zahlungsverkehr: Kostenreduktionen trotz Volumensteigerungen

Die HVB Group konnte das Zahlungsverkehrsgeschäft mit Kunden auch im Jahr 2005 deutlich ausbauen. So stiegen die elektronischen Kundenzahlungen im Inland um 23% gegenüber 2004. Der Auslandszahlungsverkehr wuchs ebenfalls weiter um 16%. Auf Grund der stark steigenden Transaktionsmengen gelang es uns, die Erträge in diesem Geschäftsfeld gegenüber dem Vorjahr um 8,5% zu steigern.

Damit bewegt sich die HVB entgegen dem Markt, wo die Margen auf Grund der EU-Harmonisierung eher rückläufig sind. Trotz der höheren Transaktionsmengen senkten wir die Kosten der Zahlungsverkehrsabwicklung gegenüber 2004 um 10%; dies führte auch insgesamt zu deutlich verbesserten Stückkosten. Insbesondere den Firmenkunden bieten wir eine marktführende Zahlungsverkehrslösung an, mit der Kunden ihren gesamten Zahlungsverkehr einfach, schnell und sicher über unsere Systeme abwickeln können.

Treasury & Securities Services: Erfolgreiche Live-Schaltung des Devisenabwicklungssystems

Trotz eines steigenden Transaktionsvolumens und intensiver Unterstützung der Geschäftsfelder konnten auch die Kosten der Wertpapierabwicklung deutlich reduziert werden. Im Bereich Geld- und Devisenabwicklung brachte das im Vorjahr neu eingeführte Devisenabwicklungssystem die gewünschte Kostenneutralität bei Volumensteigerungen. Der Volumenzuwachs im Derivate-Abwicklungsbereich konnte durch Systemunterstützung und personelle Verstärkung abgefangen werden.

NACHHALTIGKEIT UND ÖFFENTLICHES ENGAGEMENT

Nachhaltigkeit: Hoher Stellenwert in einem erweiterten Umfeld

Umwelt- und sozialverträgliches Verhalten ist der HypoVereinsbank seit vielen Jahren ein wichtiges Anliegen. Um langfristig erfolgreich zu sein, brauchen wir das Vertrauen unserer Anspruchsgruppen wie Kunden, Aktionäre, Mitarbeiter und Gesellschaft. Umwelt- und sozialverträgliches Verhalten stärkt dieses Vertrauen. Darüber hinaus steigert die Berücksichtigung ökologischer und sozialer Chancen und Risiken unseren Unternehmenswert.

Der Zusammenschluss mit der UniCredit Gruppe eröffnet neue Perspektiven. Nachhaltigkeit hat für die UniCredit einen sehr hohen Stellenwert; sie ist Teil der Corporate Identity und somit ein integraler Bestandteil des unternehmerischen Verhaltens.

Der neue Nachhaltigkeitsbericht der HypoVereinsbank wird im Sommer 2006 erscheinen. Er behandelt detailliert alle Handlungsfelder unseres Nachhaltigkeits-Managements. Der Bericht geht insbesondere auf die Integrity Charter ein, die Verhaltensgrundsätze für alle Mitarbeiter der UniCredit Gruppe aufstellt.

Wir beschränken uns in diesem Geschäftsbericht auf einige Aussagen zu den Themen Bankprodukte, Management und Bankbetrieb:

Nachhaltige Bankprodukte

Wir verfügen über eine Vielzahl von Produkten und Instrumenten, die einerseits der Risikovermeidung, andererseits der Wahrnehmung unternehmerischer Chancen dienen. Wir minimieren Kredit- und Reputationsrisiken durch unsere Umweltrisikoprüfung. Dies gilt zum Beispiel bei Unternehmensfinanzierungen oder wenn es darum geht, Umwelt- und Sozialstandards bei Projekt- und Außenhandelsfinanzierungen einzuhalten.

Die HypoVereinsbank gehört zu den Erstunterzeichnern der Equator Principles, eines globalen Industriestandards für große Projektfinanzierungen; der Standard regelt die Beachtung ökologischer und sozialer Anforderungen. Im Berichtsjahr haben wir ein selbst entwickeltes Screeningtool eingesetzt, um Projekte zu durchleuchten. Zugleich traten wir im Rahmen der Neuformulierung der Safeguard Policies in einen intensiven Dialog mit der International Finance Corporation und mit einer Reihe von Nichtregierungsorganisationen (NGOs); gleichzeitig beteiligten wir uns an der Weiterentwicklung der Principles. Bei den Safeguard Policies handelt es sich vor allem um die Sicherung der Rechte der von den Projekten betroffenen Bevölkerung vor Ort. Außerdem erweiterten wir die Umweltrisikoschulung für die Mitarbeiter der HypoVereinsbank; dies geschah im Rahmen der neu konzipierten Kreditausbildung.

Nachhaltigkeits-Ratings und -Rankings 2005

Ratingagentur/Investor	Rating	Skala	Platz
Dow Jones Sustainability Indexes	gelistet		
FTSE4Good Europe/Global	gelistet		
Ethibel Sustainability Index Global/Europe	gelistet		
ASPI – Advanced Sustainable Performance Indices	gelistet		
Climate Leadership Index	gelistet		
CoreRatings (2004)	B+		beste Bankenbewertung
oekom Research	B	A+ bis D–	4. von 60 Banken
WWF/oekom Research: Umwelt-Ranking zum Schutz der Urwälder	B+	A+ bis D–	3. von 11 Banken
scoris DAX-30-Rating	69	1 bis 100	8. von 30 Unternehmen
Zürcher Kantonalbank	AA	AAA–C	
Bank Sarasin	überdurchschnittlich		
Storebrand	überdurchschnittlich		
Innovest	überdurchschnittlich		

Wir gehören in Deutschland zu den Vorreitern der Finanzierung erneuerbarer Energien. Schon 2004 hatten wir als erste Bank ein geschlossenes Portfolio von Windparks als Unternehmensanleihe erfolgreich am Markt platziert. Im Berichtsjahr finanzierten wir unter anderem Silicio Solar, eine Photovoltaik-Fabrik in Spanien, und stärkten somit unser Profil als Finanzierer von Solarenergieanlagen.

Einen weiteren Produktschwerpunkt bildet unser Angebot Nachhaltiger Vermögensverwaltungen, Publikumsfonds und Zertifikate. Diese wenden sich an kirchliche Einrichtungen, Stiftungen und werteorientierte Privatpersonen gleichermaßen. In Zusammenarbeit mit oekom research entwickelten wir den HVB Nachhaltigkeits-Index, der die Kursentwicklung von 16 führenden europäischen Unternehmen abbildet. Diese Unternehmen zählen zum einen zu den besten auf Grund ihrer finanziellen Performance; zum anderen gehören sie auch zu den Klassenbesten hinsichtlich Umwelt und Soziales. Der Nachhaltigkeits-Index bildet die Grundlage für strukturierte Zertifikate wie zum Beispiel das HVB Rendite Express Zertifikat auf den HVB Nachhaltigkeits-Index, eine nachhaltige Anlage mit 100% Kapitalschutz. Wir kooperieren ebenfalls im Rahmen unseres Publikumsfonds Activest EcoTech mit oekom research.

Nachhaltigkeits-Management
Unsere Einheit Nachhaltigkeits-Management zeichnet für die Koordination und Steuerung der Nachhaltigkeits-Handlungsfelder verantwortlich. Diese Einheit berichtet über das Generalsekretariat an den Vorstand der Hypo-Vereinsbank AG und steht außerdem im engen Kontakt mit den Verantwortlichen der UniCredit Gruppe.

Zu den Aufgaben des Nachhaltigkeits-Teams gehören Aufbau und Pflege von internen und externen Netzwerken sowie das Controlling der vereinbarten Ziele und Arbeitsprogramme. Jährliche Strategiegespräche mit dem Topmanagement sowie Arbeitskreise und Projektgruppen gewährleisten die effiziente Umsetzung der Arbeitsprogramme. Hinzu kommt interne und externe Bewusstseinsbildung – wir führten 2005 verschiedene Veranstaltungen durch, wie die HVB Summer Academy für Nachhaltiges Wirtschaften im Mittelstand auf der Bundesgartenschau in München sowie Schulungen für Auszubildende in Hamburg und in Kooperation mit der Fachhochschule München eine Veranstaltungsreihe zu unternehmerischer Verantwortung.

Nachhaltiger Bankbetrieb
Zu den Prioritäten in diesem Bereich gehört die Reduzierung des Ressourcenverbrauchs, vor allem hinsichtlich Energie, Wasser, Papier und Abfall. Hinzu kommt die Vermeidung von Schadstoffemissionen. Einen weiteren Schwerpunkt bildet die Aufklärung und Motivation unserer Mitarbeiter hinsichtlich umweltgerechtem Handeln.

Im Berichtsjahr wurden zwecks Vermeidung von Schadstoffemissionen 20 Erdgasfahrzeuge sowie einige Dienstfahrräder angeschafft; geplant ist die Erweiterung des Fuhrparks durch Fahrzeuge mit umweltfreundlicher Antriebstechnik. Außerdem wurden unsere Maßnahmen bei ÖkoProfit (Ökologisches Projekt für Integrierte Umwelttechnik) als die besten gewürdigt. Diese Initiative zeichnet Unternehmen aus, die vorbildliche Umweltmaßnahmen umsetzen. Ebenfalls ausgezeichnet wurde unsere Tochter Vereinsbank Victoria Bauspar AG; sie gewann den Umweltpreis der Stadt München. Stichwort innerbetriebliche Kommunikation: Wir stärkten das Umweltbewusstsein der Mitarbeiter durch einen Umweltleitfaden sowie mittels elektronischer Umwelt-Tipps.

Öffentliches Engagement: Kultur, Bildung und Soziales
Die HypoVereinsbank unterstützt seit Jahren eine Vielzahl von Einrichtungen, Projekten und Initiativen, die das Gemeinwesen bereichern. Wir verfügen über umfangreiche Kunstsammlungen; außerdem führen wir Ausstellungen in unserer Kunsthalle in München durch, einer der führenden deutschen Ausstellungshäuser. Die von uns gegründete Hypo-Kulturstiftung vergibt jedes Jahr einen Denkmalpreis und unterstützt dadurch die Initiativen von Privatpersonen hinsichtlich Instandsetzung von alter Bausubstanz. Seit Jahren gehören wir zu den Verleihern des Internationalen Buchpreises »Corine« des Deutschen Buchhandels in Bayern.

Im Berichtsjahr gehörten wir zu den Förderern der Festspiele in München, Passau und Würzburg sowie der Richard-Strauss-Tage in Garmisch-Partenkirchen und des Europäischen Orgelfestivals. Bei den Bayreuther Festspielen organisierten wir ein Benefizkonzert, dessen Erlös einem Kinderhaus zugute kam. Der »Jugend kulturell-Förderpreis« wurde dieses Jahr in der Kategorie Musical vergeben. Wir unterstützten das Bach-Fest in Leipzig und gehörten außerdem zu den Hauptförderern der Bundesgartenschau in München.

Im Bereich Bildung setzten wir ebenfalls unsere Engagements für eine Reihe von Einrichtungen fort. Dazu gehörten der Stifterverband für die deutsche Wissenschaft und das Deutsche Museum. Wir gehören zu den Mäzenen der Universitäten in München; bei der Technischen Universität und der Ludwig-Maximilians-Universität in München nehmen wir außerdem die Schatzmeisterfunktion für deren Fördervereine wahr und stellen entsprechende Personalkapazität und Infrastruktur zur Verfügung.

Im sozialen Bereich unterstützen wir seit Jahren Kirchen, Schulen und gemeinnützige Einrichtungen sowie Hilfsorganisationen. Unsere traditionelle Weihnachtsspende ging 2005 an die Opfer des Erdbebens in Pakistan sowie an den Gehörlosenverband. Außerdem leisten wir Soforthilfe in Notfällen wie nach der Flutkatastrophe in Asien. Unsere Mitarbeiter spendeten dafür fast 400 000 €; die Bank konnte diesen Betrag auf knapp 1 Mio € mehr als verdoppeln und förderte damit eine Reihe von Initiativen, unter anderem ein Schulprojekt in Indonesien und ein Mikrofinanz-Vorhaben in Sri Lanka.

Ausblick: Integration des Nachhaltigkeits-Managements, Fortsetzung des öffentlichen Engagements

Zu den wichtigsten Aufgaben des Nachhaltigkeits-Managements im Jahr 2006 gehört die Integration unserer Strukturen und Prozesse in die UniCredit Gruppe. Systeme und Aktivitäten werden entsprechend harmonisiert. Neben der Zertifizierung des Umweltmanagement-Systems der HypoVereinsbank AG nach DIN EN ISO 14001 und EMAS ist ein wichtiges Ziel unserer Aktivitäten die Einführung der Integrity-Charter; hier gilt es, breite Bewusstseinsbildung bezüglich der konzernweit gültigen Verhaltensgrundsätze zu erzeugen. Hinsichtlich Nachhaltigkeit gilt UniCredit als führend in Italien; insofern wird unser Profil als vorbildlicher Finanzdienstleister durch den Zusammenschluss noch gestärkt. Unser Engagement für Kultur, Bildung und Soziales werden wir gezielt fortsetzen. Dabei setzen wir auf längerfristige Engagements wie die Kooperation mit dem Deutschen Schauspielhaus in Hamburg, das wir in den kommenden drei Jahren unterstützen werden. Oder auch auf das Germanische Nationalmuseum in Nürnberg, das wir mit einer Zustiftung fördern werden.

KONZERN-
LAGEBERICHT

FINANCIAL REVIEW

Konzernstruktur und Geschäftstätigkeit

Rechtliche Konzernstruktur und Organisationsstruktur

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) entstand 1998 durch die Fusion der Bayerische Vereinsbank Aktiengesellschaft mit der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft und ist die Muttergesellschaft der HVB Group mit Sitz in München. Die Bank Austria Aktiengesellschaft (Bank Austria), die 1997 die Creditanstalt AG übernommen und damit die zwei größten Banken Österreichs zusammengefasst hat (Bank Austria Creditanstalt), gehört seit Dezember 2000 zur HVB Group. Die HVB Group ist einer der europaweit führenden Anbieter von Bank- und Finanzdienstleistungen.

Seit November 2005 ist die HVB AG ein verbundenes Unternehmen der UniCredito Italiano S.p.A., Genua (UniCredit). Nach Abschluss des Umtauschangebots in Deutschland am 17. November 2005 besitzt UniCredit einen Anteil von 93,93% an der HVB AG. Die HVB Group ist seitdem als Teilkonzern ein wesentlicher Bestandteil der UniCredit Gruppe.

Die Stammaktien der HVB AG sind zum amtlichen Handel an allen deutschen Wertpapierbörsen zugelassen, sowie an der Börse in Wien, der Euronext in Paris und der Schweizer Wertpapierbörse SWX Swiss Exchange.

Die HVB Group bietet sowohl Privat- und Firmenkunden als auch Kunden aus dem öffentlich-rechtlichen Bereich eine umfassende Auswahl an Bank- und Finanzprodukten und -dienstleistungen an, die zum Beispiel von Hypothekendarlehen und Bankdienstleistungen für Verbraucher, Private Banking, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Asset Management reicht.

Geschäftsfelder

Die HVB Group gliederte sich im Geschäftsjahr 2005 in die drei operativen Geschäftsfelder Deutschland, Österreich & Zentral- und Osteuropa (CEE) und Corporates & Markets sowie in das Geschäftsfeld Real Estate Restructuring (RER).

Das Geschäftsfeld Deutschland umfasst das Bankgeschäft der HVB Group in Deutschland, einschließlich des Asset-Management-Geschäfts, mit Privatkunden, Geschäfts- und Firmenkunden mit Ausnahme der großen deutschen und internationalen Unternehmen, die umfangreiche Kapitalmarktdienstleistungen nachfragen und deshalb im Geschäftsfeld Corporates & Markets betreut werden. Um unseren Kunden eine optimale Betreuung anzubieten, ist das Geschäftsfeld in die Ressorts Privatkundengeschäft, Firmenkunden und Freie Berufe sowie Immobilien unterteilt.

Das Geschäftsfeld Österreich & Zentral- und Osteuropa (Österreich und CEE) besteht aus den Ressorts Privatkunden, Firmenkunden, Großkunden und Immobilien sowie CEE. Das Geschäftsfeld umfasst das Privatkundengeschäft der BA-CA-Gruppe, das Asset Management- und Private Banking-Geschäft sowie das private und gewerbliche Immobilienfinanzierungeschäft in Österreich und CEE sowie den überwiegenden Teil des Firmenkundengeschäfts.

Das Geschäftsfeld Corporates & Markets umfasst die kapitalmarktorientierten Geschäftsaktivitäten der HVB Group. Es ist verantwortlich für ausgewählte Firmenkunden, die häufig an deutschen oder anderen europäischen Börsen notiert sind. Unter den institutionellen Kunden des Geschäftsfelds befinden sich neben Industrieunternehmen auch Finanzinstitute, Versicherungsgesellschaften, Zentralbanken und andere große öffentliche Institutionen sowie bedeutende Investoren.

Das Geschäftsfeld Real Estate Restructuring ist zum 1. Januar 2005 durch die Überführung der bisher dem Geschäftsfeld Deutschland zugeordneten Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG sowie der Restbestände des Segments »Real Estate Workout« entstanden. Ziel des neu geschaffenen Segments RER ist es, die zugeordneten Portfolios unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.

Wesentliche Absatzmärkte, Wettbewerbsposition und Standorte

Die HVB Group gehört zu den großen Banken in Europa. Wir sind führend im Herzen Europas – einem Wirtschaftsraum mit mehr als 200 Millionen Einwohnern, der Deutschland, Österreich sowie Polen und andere zentraleuropäische Länder umfasst. Außerdem sind wir stark vertreten in den baltischen Ländern sowie in Russland. Als einzige deutsche Großbank verfügen wir über Stützpunkte in allen drei baltischen Staaten.

Unsere Marktposition ist durch den Beitritt zur Europäischen Union von Ländern wie Polen, Tschechien, Slowakei, Ungarn und Slowenien sowie der baltischen Länder noch gestärkt worden. Außerdem sind wir mit Stützpunkten an den wichtigsten Finanzzentren der Welt präsent.

Eine Aufgliederung unserer Geschäftsstellen nach Regionen befindet sich im Anhang unseres Konzernabschlusses in der Note 81 »Geschäftsstellen«.

Organisation der Leitung und Kontrolle

Der Vorstand der HVB AG ist das Leitungsorgan der HVB Group. Der Vorstand berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung und strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage der HVB Group einschließlich der Risikolage.

Der Aufsichtsrat der HVB AG setzt sich zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Zur Unterstützung seiner Arbeit hatte der Aufsichtsrat im Berichtsjahr fünf Ausschüsse eingerichtet: Präsidium, Prüfungsausschuss, Vermittlungsausschuss, Ausschuss für Strategie und Geschäftsentwicklung und Risikoausschuss. Die beiden letztgenannten wurden mit Wirkung vom 31. Dezember 2005 aufgehoben.

Die HVB AG verfügt über eine gruppenweite Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Controlling und Risikomanagement waren 2005 unter dem Verantwortungsbereich des Chief Risk Officer zusammengefasst, der regelmäßig im Risikoausschuss des Aufsichtsrats berichtete. Weitere Ausführungen hierzu enthält das Kapitel »Risk Report«.

Eine namentliche Aufstellung aller Mitglieder des Vorstands und des Aufsichtsrats der HVB AG ist im Konzernabschluss unter Note 82 »Mitglieder des Aufsichtsrats und des Vorstands« aufgeführt.

Grundzüge des Vergütungssystems

Die Vergütung für die Vorstandsmitglieder wird vom Präsidium des Aufsichtsrats festgelegt. Sie umfasste im Jahr 2005 feste und variable Bestandteile: eine feste Vergütung, eine variable Vergütung mit erfolgsbezogenen Komponenten (Performance-Bonus) sowie einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive), der für das Jahr 2005 nochmals in Form einer aktienbasierten Vergütung (Phantom Stocks) zur Verfügung gestellt wird. Die Zielbeträge dieser drei Vergütungsbestandteile sind bisher gleichgewichtig, das heißt jeder Zielbetrag umfasst etwa ein Drittel der Gesamtvergütung. Die Angemessenheit der Vergütung orientiert sich an den Aufgaben und dem persönlichen Beitrag des Vorstandsmitglieds, der Leistung des Vorstands insgesamt sowie der wirtschaftlichen Lage und dem Zukunftspotenzial des Unternehmens unter Berücksichtigung des Vergleichsumfelds.

Die Höhe der variablen Vergütung (Performance-Bonus) ist vom Erreichen bestimmter, jeweils zu Beginn des Geschäftsjahres zwischen dem Vorstand und dem Präsidium des Aufsichtsrats festgelegter Ziele abhängig. Bemessungsgrundlage ist bisher unter anderem das Konzernergebnis. Zusätzlich werden individuelle Ziele, die im Zuständigkeitsbereich des jeweiligen Vorstandsmitglieds liegen, festgelegt. Der Performance-Bonus wird mit den April-Bezügen des Folgejahrs ausgezahlt.

Als Vergütungsbestandteil mit langfristiger Anreizwirkung wurde den Vorstandsmitgliedern für das Geschäftsjahr 2005 nochmals eine nach Ablauf von drei Jahren fällige Geldzahlung im Gegenwert einer bestimmten Anzahl von HVB-Aktien zugesagt. Da die Aktien nur als Rechengröße für die Höhe der Geldzahlung dienen, werden sie als Phantom Stocks bezeichnet. Nach Ablauf von drei Jahren erhalten die Mitglieder des Vorstands den dann gegebenen Börsenwert der Aktien in bar ausgezahlt, soweit nicht im Falle einer vorzeitigen Beendigung des Mandats eine davon abweichende Vereinbarung getroffen wird. Hierdurch nehmen die Vorstandsmitglieder an der Kursentwicklung der HVB-Aktie unmittelbar teil, weil sich die Höhe der Zahlung nach dem Kurs der Aktien nach Ablauf des Dreijahreszeitraums bestimmt. Maßgeblich für die Höhe der Zusage von Phantom Stocks ist die Entwicklung des Durchschnittskurses der HVB-Aktie im abgelaufenen Geschäftsjahr im Vergleich zu einem gewichteten Durchschnittskurs eines Vergleichskorbs von mindestens acht europäischen Kreditinstituten, die hinsichtlich Struktur und Größe mit der HVB AG vergleichbar sind. Dabei wird keines der Vergleichsinstitute mit mehr als 20% innerhalb des Vergleichskorbs gewichtet. Über die Zusammensetzung des Vergleichsindex hat das Aufsichtsratspräsidium zu Beginn des Jahres 2005 entschieden. Erreicht der HVB-Aktienkurs den Vergleichsindex, dann können Phantom Stocks bis zu einem vom Präsidium des Aufsichtsrats im Voraus festgelegten Euro-Gegenwert zugesagt werden. Über- oder unterschreitet der Durchschnittskurs der HVB-Aktie den Vergleichsindex, erhöht oder ermäßigt sich der Euro-Gegenwert pro angefangenem 1%-Punkt Über- oder Unterschreitung um 3%. Der Gegenwert der zugesagten Phantom Stocks ist nach oben betraglich begrenzt, er darf 200% des Zielbetrags für diese Vergütungskomponente nicht übersteigen. Der Aufsichtsrat hat keine Veranlassung gesehen, die Parameter auf Grund des Zusammenschlusses mit UniCredit zu verändern, da der Kurs der HVB-Aktie in der ersten Jahreshälfte 2005 deutlich stärker gestiegen ist als der Kurs der Peer Group und sich in der zweiten Jahreshälfte weitgehend parallel entwickelt hat. Es wird erwogen, den Vorstandsmitgliedern anzubieten, für die Berechnungsgrundlage dieses Modells ihre Phantom Stocks auf UniCredit-Aktien umzustellen.

Angaben zur Höhe der Bezüge der Vorstandsmitglieder finden sich im Anhang unseres Konzernabschlusses in der Note 78 »Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen«.

Neben der laufenden Vergütung haben die Mitglieder des Vorstands – soweit sie bis zum Ablauf des Jahres 2004 eingetreten sind – Pensionszusagen in Form einer leistungsbezogenen Zusage, das heißt der Zusage eines bestimmten Pensionsbetrags, erhalten. Seit dem Jahr 2005 erhalten neu eintretende Vorstandsmitglieder eine beitragsorientierte Zusage. Sie erhalten dabei einen festgelegten Prozentsatz der für das vergangene Jahr gezahlten Vergütung zusätzlich als Deferred Compensation für künftige Pensionsleistungen zur Verfügung gestellt. Durch Einzahlung in einen Fonds wird ein Versorgungskapital aufgebaut, das bei Eintritt des Versorgungsfalls für Versorgungsleistungen zur Verfügung steht. Gegenüber der Leistungszusage hat dies den Vorteil, dass damit alle Verpflichtungen des Unternehmens aus dem Vorstandsvertrag erfüllt sind und keine Belastung künftiger Jahre durch veränderte Rückstellungsberechnungen erwartet wird.

Im Zuge des Zusammenschlusses mit der UniCredit Gruppe wurde ein neues Vergütungssystem eingeführt, das ab dem Jahr 2006 gilt.

Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 15 000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, stellvertretende Vorsitzende das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 370 000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2005 die Mitglieder des Ausschusses für Strategie und Geschäftsentwicklung, des Prüfungsausschusses sowie des Risikoausschusses eine jährliche Vergütung von je 20 000,– €. Die Vorsitzenden der Ausschüsse erhalten das Doppelte.

Angaben zur Höhe der Bezüge der Aufsichtsratsmitglieder finden sich in unserem Konzernabschluss in der Note 78 »Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen« des Geschäftsberichts.

Unternehmensinterne Steuerung

Die HVB Group hat das Ziel, den Unternehmenswert nachhaltig zu steigern. Um den Anforderungen des Kapitalmarkts sowie der Notwendigkeit einer wertorientierten Steuerung Rechnung zu tragen, haben wir das Konzept der dualen Gesamtbanksteuerung umgesetzt. Das vorrangige Ziel der Wertschaffung im Sinne des »Shareholder Value« kann so auf die operativen Geschäftsfelder übertragen werden.

Im Wesentlichen fordert dieses Konzept eine Verzinsung von zwei Kapitalressourcen. Das ist zum einen das regulatorische Kapital im Sinne von gebundenem Kernkapital, zum anderen das Risikokapital, also das tatsächlich notwendige ökonomische Kapital zur Deckung der nach internen Modellen ermittelten Risiken. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, die von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Eine detaillierte Beschreibung zu diesem Thema befindet sich im Risikobericht im Kapitel »Gesamtbanksteuerung«.

Rahmenbedingungen

Gesamtwirtschaftliche Rahmenbedingungen 2005

Die Entwicklung der Weltwirtschaft hat sich im Verlauf des vergangenen Jahres zwar abgeschwächt, blieb mit einer jahresdurchschnittlichen Wachstumsrate von knapp 3,5% aber robust (2004: +4%). Wachstumspole waren dabei die USA (2005: +3,5%), China (knapp +10%) und die asiatischen Schwellenländer (+6,75%). Vor allem in den USA zeigte sich im Jahresverlauf aber bereits eine merkliche Abkühlung, die das Wachstum im letzten Quartal 2005 bereits wieder unter 3,25% rutschen ließ. Ursächlich hierfür waren der Wegfall der geld- und fiskalpolitischen Stimuli, das weiter anschwellende Außenhandelsdefizit sowie Probleme in der Autoindustrie.

Im Euroraum folgte auf ein eher mäßiges erstes Halbjahr eine spürbare Belebung seit der Jahresmitte. Die weiterhin solide Auslandsnachfrage stützte das Wachstum in der Europäischen Währungsunion. Hinzu kam, vor allem in Deutschland, eine merkliche Belebung der Investitionsnachfrage. Die deutschen Investitionen legten so kräftig zu wie im Durchschnitt der vergangenen Aufschwungphasen. Erstmals seit mehreren Jahren blieb die Wachstumsdynamik deshalb nicht mehr hinter jener des übrigen Euroraums zurück.

- Im Jahresdurchschnitt 2005 fiel der BIP-Zuwachs in Deutschland mit 0,9% allerdings deutlich geringer aus als im Vorjahr (+1,6%). Verantwortlich dafür ist mit einer geringeren Zahl an Arbeitstagen auch ein statistischer Effekt.
- Anhaltend hohe Energiepreise ließen die Verbraucherpreise im Jahresvergleich um 2% steigen (2004: +1,75%).
- Die Zahl der Arbeitslosen lag im Jahresmittel 2005 bei 4,86 Millionen nach 4,39 Millionen im Vorjahr. Ein Teil des Anstiegs ist statistisch bedingt durch die Einführung der Hartz-IV-Reform (Aufnahme von Sozialhilfeempfängern in die Statistik).
- Der Leistungsbilanzüberschuss liegt nach den vorliegenden Schätzungen bei 3,4% des BIP (2004: 3,8%).
- Das Defizit der öffentlichen Haushalte sank leicht von 3,7% des BIP auf 3,5%.
- Die Langfristzinsen haben sich weiter verringert. Ende 2005 lagen sie nur noch bei 3,30% (2004: 3,68%). Die Europäische Zentralbank erhöhte den Refi-Satz von 2% auf 2,25% im Dezember 2005.

Das Wachstum in Österreich war 2005 mit 1,8% geringer als 2004 (2,4%), wofür vor allem das schwache erste Quartal mit rückläufigen Investitionen (Vorzieheffekt 2004 auf Grund des Auslaufens steuerlicher Vergünstigungen) und Exporten verantwortlich war. Ausgehend von sich deutlich beschleunigenden Ausfuhren und einer leichten Verbesserung der Konsumnachfrage konnte das Wirtschaftswachstum im Verlauf des Jahres jedoch deutlich zunehmen. Die Inflation blieb trotz Ölpreisanstieg mit 2,1% relativ moderat.

Die Wirtschaft der CEE-Länder präsentierte sich auch 2005 in einer guten Verfassung. Die acht neuen EU-Mitgliedsländer und die drei Kandidatenländer Bulgarien, Kroatien und Rumänien wuchsen im vergangenen Jahr im Durchschnitt um rund 4,25%.

Branchenspezifische Rahmenbedingungen 2005

Das Jahr 2005 kann als ein Jahr des Wandels in der deutschen Kreditwirtschaft angesehen werden. Stand in den letzten Jahren häufig die Diskussion der strukturellen Probleme der deutschen Bankenlandschaft im Vordergrund, war das vergangene Geschäftsjahr von ersten Veränderungen in dieser Hinsicht geprägt. Verschiedene Anzeichen weisen darauf hin, dass das deutsche Kreditgewerbe vor nachhaltigen Veränderungen stehen könnte. Der grenzüberschreitende Zusammenschluss von HVB Group und UniCredit Gruppe macht deutlich, dass die Konsolidierung der europäischen Bankenlandschaft begonnen hat. Wir gehen davon aus, dass die bisher verhältnismäßig geringe Nutzung von grenzüberschreitenden Bankdienstleistungen zukünftig eine deutlich höhere Bedeutung erlangen wird.

Die gesamtwirtschaftlichen Rahmenbedingungen haben sich trotz einiger schwieriger Konjunkturindikatoren, wie zum Beispiel einem stark gestiegenen Ölpreis und einem anhaltend schwachen privaten Konsum, im Laufe des Geschäftsjahres 2005 spürbar verbessert. Die deutsche Finanzdienstleistungsbranche konnte nicht zuletzt aus diesem Grunde eine insgesamt erfreuliche Ergebnisentwicklung verzeichnen. Insbesondere die operativen Erträge konnten gesteigert werden.

An den Kapitalmärkten haben die Aktivitäten sowohl der privaten als auch der institutionellen Anleger trotz eines schwächeren zweiten Quartals im Vergleich zum Vorjahr wieder spürbar zugenommen. Insbesondere der deutsche Aktienmarkt verzeichnete eine klare Aufwärtsbewegung. Die verstärkte Nachfrage nach innovativen Kapitalmarktprodukten sowie die wieder gestiegenen Handelsumsätze haben sich im Jahresverlauf insgesamt positiv auf das Handelsergebnis und den Provisionsüberschuss der Kreditinstitute ausgewirkt. Zudem profitierte der Provisionsüberschuss vor allem davon, dass die Kreditinstitute bereits in den letzten Jahren ihr Leistungsangebot auf maßgeschneiderte Produkte als Reaktion auf die geänderten Bedürfnisse kapitalmarktfähiger Unternehmen konsequent ausgerichtet haben.

Dagegen hat sich das weiterhin sehr niedrige Niveau der Renditen zehnjähriger Bundesanleihen auch 2005 nicht merklich verändert. Dennoch konnte trotz der daraus resultierenden flachen Zinsstrukturkurve die Ertragsbelastung im Rahmen gehalten werden. Eine wesentliche Voraussetzung hierfür war die in den letzten Jahren erfolgreich umgesetzte Diversifizierung der Ertragsquellen sowie ein striktes Einhalten des risikoadjustierten Pricings.

Die wieder leicht verbesserten konjunkturellen Rahmenbedingungen haben dazu geführt, dass die Kreditrisikovorsorge im Vorjahresvergleich auf einem stabilen Niveau geblieben ist, teilweise sogar zurückging. Beigetragen haben hierzu auch effizient eingesetzte Risikomanagementsysteme der Kreditinstitute. Auch im Bereich der Verwaltungsaufwendungen konnten die Banken von den in den früheren Jahren bereits eingeleiteten Kosteneinsparmaßnahmen profitieren.

Wesentliche, für den Geschäftsverlauf ursächliche Ereignisse

Die HVB Group und die UniCredit Gruppe haben am 12. Juni 2005 angekündigt, ihre Kräfte zu bündeln, um die erste wahre europäische Bank zu bilden. Nach Abschluss des Umtauschangebots in Deutschland am 17. November 2005 hält die UniCredit 93,93% des Stammkapitals und der Stimmrechte an der HVB AG.

Dieser Zusammenschluss birgt hohe Synergiepotenziale. Auf Grundlage dieser Synergiepotenziale sowie der ursprünglichen Business-Pläne der UniCredit Gruppe und der HVB Group strebt der neue Konzern an, dass der Gewinn pro Aktie der UniCredit Gruppe auf 0,56 € für das Jahr 2007 gesteigert werden soll.

Voraussetzung für das Erreichen dieser Synergiepotenziale ist die Integration der bisherigen HVB Group in die UniCredit Gruppe. Das vierte Quartal stand im Zeichen der Integrations- und Restrukturierungsmaßnahmen, die sich im Jahr 2006 fortsetzen werden.

Geschäftsverlauf und Ergebnisentwicklung

Gesamtaussage zum Geschäftsverlauf durch die Unternehmensleitung

Die Gewinn- und Verlustrechnung des Geschäftsjahres 2005 ist durch Sonderaufwendungen geprägt, die im Zusammenhang mit der Integration der HVB Group in die UniCredit Gruppe stehen. Es handelt sich dabei um Aufwendungen für Restrukturierungen in Höhe von 546 Mio € (Ausweis in einer separaten Position in der Gewinn- und Verlustrechnung). Darüber hinaus wurden in der Kreditrisikovorsorge höhere pauschalierte Einzelwertberichtigungen in Höhe von 147 Mio € gebildet. Insgesamt ist die Erfolgsrechnung der HVB Group durch Sondereffekte in Höhe von 693 Mio € belastet (nachfolgend als »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« bezeichnet).

Im Vorjahr wirkten sich Sonderbelastungen in Höhe von insgesamt 2915 Mio € aus. Diese bestanden aus der Zuführung zu Sonderwertberichtigungen (2500 Mio €), Zuführung zu Restrukturierungsrückstellungen (250 Mio €) und Abschreibungen auf Geschäfts- oder Firmenwerte (165 Mio €).

Um eine bessere Vergleichbarkeit der Gewinn- und Verlustrechnung des Geschäftsjahres 2005 mit den Vorjahreszahlen zu erreichen, gehen wir in den nachfolgenden Erläuterungen zur Erfolgsentwicklung jeweils auf die um die oben genannten Sondereffekte bereinigten Werte ein.

Im Geschäftsjahr 2005 gelang es uns, den guten operativen Trend der letzten zwei Jahre spürbar zu forcieren.

Das Betriebsergebnis erreichte im Berichtsjahr 1813 Mio €. Bereinigt liegt das Betriebsergebnis bei 1960 Mio € und damit um 45,7% über dem Vorjahresergebnis (1345 Mio €). Das Ergebnis vor Steuern (1299 Mio €) konnten wir bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« gegenüber dem bereinigten Vorjahresergebnis (1002 Mio €) auf 1992 Mio € nahezu verdoppeln.

Im Ausblick des Financial Review (Geschäftsbericht 2004, Seite 81) hatten wir die für 2005 angestrebte Eigenkapitalrentabilität nach Steuern mit einem Wert zwischen acht und neun Prozent angegeben. Diesen Wert konnten wir bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« mit einer Quote von 10,0% deutlich übertreffen. Damit liegt der um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« bereinigte Gewinn nach Steuern und nach Fremdanteilen mit 1163 Mio € deutlich über dem geplanten Gewinn von rund 1 Milliarde €.

Operative Erträge
Die operativen Erträge erhöhten sich im Vergleich zum Vorjahr um 650 Mio € bzw. 7,0%. Dabei zeigt sich eine weitere qualitative Verbesserung unserer Ertragsstruktur mit Ergebniszunahmen bei allen drei Hauptertragsquellen. Beim Provisionsüberschuss und beim Handelsergebnis erzielten wir 2005 die höchsten Ergebnisbeiträge in der Geschichte der HVB Group. Dabei erhöhte sich der Anteil des eigenkapitalschonenden Provisionsüberschusses an den gesamten operativen Erträgen auf 32,7% nach 30,7% im Vorjahr.

Der Zinsüberschuss erhöhte sich im Vergleich zum Vorjahr um 3,9% und konnte auch gegenüber dem dritten Quartal 2005 leicht zulegen. Bei gegenüber dem Vorjahr steigendem Volumen erhöhte sich die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva um 9 Basispunkte auf 2,71%. Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist im Anhang des Konzernabschlusses in der Note 28 »Zinsüberschuss« enthalten.

Der Provisionsüberschuss stieg deutlich um 13,9% auf 3240 Mio €. Dabei erhöhten sich die Erfolgsbeiträge aus dem Wertpapier- und Depotgeschäft insbesondere durch den auch in diesem Jahr sehr erfolgreichen Absatz innovativer Finanzprodukte wie unsere Zinsjoker-, Zins-Collect- und Zinsmeisteranleihe. Ebenso stiegen der Provisionsüberschuss aus dem Außenhandelsgeschäft und Zahlungsverkehr sowie aus dem Kreditgeschäft.

Sehr erfreulich entwickelte sich das Handelsergebnis, das wir gegenüber dem Vorjahr um 27,2% auf 926 Mio € steigern konnten, obwohl im zweiten Quartal 2005 das auf Grund der Ereignisse am US-Automobilmarkt hervorgerufene unsichere Kapitalmarktumfeld unser Ergebnis belastete.

Der Saldo der sonstigen betrieblichen Aufwendungen und Erträge beläuft sich auf – 143 Mio €. Der negative Saldo resultiert im Wesentlichen aus Zuführungen zu Rückstellungen im Nichtkreditgeschäft, Aufwendungen aus der Währungsumrechnung gemäß IAS 21.28 sowie Abschreibungen und Realisierungsverlusten von Sachanlagen und sonstige Aktiva. Diese Aufwendungen konnten durch Erträge aus der Auflösung von Rückstellungen im Nichtkreditgeschäft, Gewinnen aus der Veräußerung von Sachanlagen und Erträgen aus der externen Leistungsverrechnung nur teilweise kompensiert werden.

Verwaltungsaufwand
Die Verwaltungsaufwendungen der HVB Group erhöhten sich gegenüber dem Vorjahr um 7,6% auf 6582 Mio €. Aufwandserhöhend wirkten sich die erstmalige Vollkonsolidierung der Closed Joint Stock Company International Moscow Bank (ehemals International Moscow Bank) sowie Währungseffekte bei unseren CEE-Banken aus. Bereinigt um diese Effekte beläuft sich der Anstieg der Verwaltungsaufwendungen auf 5,7%. Durch ein weiterhin straffes Kostenmanagement und die Umsetzung unseres Effizienzsteigerungsprogramms PRO gelang es uns damit, den Kostenanstieg – trotz zukunftsgerichteter Investitionen – zu begrenzen.

Die Cost-Income-Ratio (Quotient des Verwaltungsaufwands und der gesamten operativen Erträge) beläuft sich auf 66,4% und liegt damit geringfügig über dem Wert des letzten Jahres (66,1%).

Kreditrisikovorsorge
Die Kreditrisikovorsorge reduzierte sich im Geschäftsjahr 2005 um 282 Mio € auf 1513 Mio €. Darin enthalten sind die beschriebenen Sondereffekte aus höheren pauschalierten Einzelwertberichtigungen (147 Mio €). Ohne diese Sondereffekte liegt die Kreditrisikovorsorge mit 1366 Mio € leicht über dem prognostizierten Jahresbedarf von 1,3 Mrd € und dennoch um 23,9% unter dem Vorjahreswert. Die leichte Planüberschreitung resultiert daraus, dass wir im vierten Quartal in der Bemessung der Risikovorsorge bei einzelnen Kreditengagements an den oberen Rand des Ermessensspielraums gegangen sind.

Betriebsergebnis
Das Betriebsergebnis beläuft sich bereinigt um »zusätzliche Kreditrisikovorsorge« auf 1960 Mio €, was einer Steigerung gegenüber dem Vorjahr um 615 Mio € (+ 45,7%) entspricht. Ganz wesentlich für diese positive Entwicklung ist der Zuwachs der operativen Erträge um 650 Mio € bzw. 7,0%. Auf unbereinigter Basis steigt das Betriebsergebnis um 468 Mio € oder 34,8% auf 1813 Mio €.

Finanzanlageergebnis
Beim Finanzanlageergebnis erzielten wir im Berichtsjahr mit 321 Mio € ein um 307 Mio € höheres Ergebnis als im Vorjahr (14 Mio €). Die größten Posten im Finanzanlageergebnis stellen Gewinne aus der teilweisen Veräußerung unseres Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG (208 Mio €), der Verkauf des 28,2%igen Anteils an der Investkredit Bank AG, Wien (130 Mio €), der Entkonsolidierungseffekt durch die Reduzierung unseres Anteils an der HVB Bank Romania S.A., Bukarest (127 Mio €), der Gewinn aus der Veräußerung unserer Anteile an der Premiere AG (63 Mio €) und an Rhön-Klinikum AG (36 Mio €) dar.

Dagegen stehen diverse Abschreibungen auf Anteilsbesitz und einmalige Aufwendungen im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds. Dabei hat sich der Vorstand der HVB Group im Rahmen einer geschäftspolitischen Entscheidung dazu entschlossen, eine Umstrukturierungsmaßnahme bei der Tochtergesellschaft iii-investments zu unterstützen. Die HVB erwirbt über eine Tochtergesellschaft mehrere deutsche Immobilien aus dem Fonds EURO ImmoProfil. Deren konservative Neubewertung führt zu einer einmaligen Ergebnisbelastung von 225 Mio € im Finanzanlageergebnis. iii-investments wird die Mittel aus dem Verkauf verwenden, um in Immobilien im europäischen Ausland der Eurozone zu investieren, um so das Fondsprofil mittelfristig internationaler zu gestalten. Ziel ist es, die Performance des EURO ImmoProfil durch eine Neuausrichtung als EUROland-Fonds spürbar und nachhaltig zu verbessern. Diese Maßnahme wird den künftigen Beitrag von iii-investments zum Ergebnis der Bank stärken und somit die Wertschöpfungskraft der HVB weiter erhöhen.

Abschreibungen auf Geschäfts- oder Firmenwerte
Geschäfts- oder Firmenwerte sind gemäß IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abzuschreiben. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren im Geschäftsjahr nicht vorzunehmen. Die Gewinn- und Verlustrechnung des Vorjahres war insgesamt noch mit Goodwillabschreibungen in Höhe von 165 Mio € belastet.

Aufwendungen für Restrukturierungen
Die Aufwendungen für Restrukturierungen belaufen sich im Geschäftsjahr 2005 auf 546 Mio €. Die für 2005 ausgewiesenen Aufwendungen für Restrukturierungen stehen im Wesentlichen im Zusammenhang mit dem Zusammenschluss der HVB Group mit der UniCredit Gruppe. Es handelt sich überwiegend um Zuführungen zu Restrukturierungsrückstellungen, Abschreibungen auf Anlagevermögen sowie Honorare. In der Position Aufwendungen für Restrukturierungen ist auch eine Restrukturierungsrückstellung der BA-CA AG in Höhe von 90 Mio € ausgewiesen, die im Zusammenhang mit der Restrukturierung des Segments »Firmenkunden Österreich« steht.

Saldo übrige Erträge und Aufwendungen
In den übrigen Erträgen und Aufwendungen sind im Wesentlichen Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring zugeordnet sind, ausgewiesen. Diese Verlustübernahmen haben sich im Vergleich zum Vorjahr erhöht. Im Vorjahr war im Saldo der übrigen Aufwendungen und Erträge zusätzlich noch der Aufwand aus der Risikoabschirmung für die Hypo Real Estate Group in Höhe von 130 Mio € belastend enthalten.

Ergebnis vor Steuern
Das Ergebnis vor Steuern liegt bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« mit 1992 Mio € annähernd doppelt so hoch wie das bereinigte Vorjahresergebnis (1002 Mio €); das unbereinigte Ergebnis vor Steuern beläuft sich auf 1299 Mio €, während es im Vorjahr noch mit – 1913 Mio € negativ ausgefallen war.

Ertragsteuern
Auf Grund der Ergebnisverbesserung haben sich die tatsächlichen Steuern im Berichtsjahr von 210 Mio € auf 442 Mio € erhöht. Insbesondere die Entstehung bzw. Umkehrung von temporären Differenzen führte zu einem latenten Steuerertrag in Höhe von 180 Mio €. Insgesamt sind die Ertragsteuern um 38 Mio € auf 262 Mio € gestiegen.

Fremdanteile am Ergebnis und Gewinn
Vom Jahresüberschuss entfallen 395 Mio € auf Anteile Konzernfremder. Dies entspricht einem Anstieg der Fremdanteile am Jahresüberschuss um 107 Mio €. Diese Erhöhung der Fremdanteile resultiert im Wesentlichen aus der erstmaligen Vollkonsolidierung der Closed Joint Stock Company International Moscow Bank, aus dem teilweisen Verkauf der HVB Bank Romania und höheren Gewinnen aus der BA-CA-Gruppe. Nach Abzug der Fremdanteile ergab sich ein Gewinn in Höhe von 642 Mio €, der bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« mit 1163 Mio € das fast Zweieinhalbfache des bereinigten Vorjahresgewinns beträgt.

Vom Gewinn (642 Mio €) haben wir 451 Mio € den Rücklagen zugeführt. Der Konzerngewinn (= Bilanzgewinn der HVB AG) beträgt 191 Mio €. Der Hauptversammlung am 23. Mai 2006 schlagen wir zur Beschlussfassung vor, an unsere Aktionäre für das Geschäftsjahr 2005 eine Dividende von 0,25 € je Stammaktie und einen Vorausgewinnanteil von 0,064 € je Vorzugsaktie auszuschütten; das entspricht einer Dividendensumme von insgesamt 188 Mio €. Darüber hinaus wird vorgeschlagen, den Vorzugsaktionären eine Nachzahlung auf ihren Vorausgewinnanteil für die Jahre 2002 bis 2004 von insgesamt rund 3 Mio € zu gewähren.

Entwicklung in den einzelnen Geschäftsfeldern
Zum Ergebnis vor Steuern in Höhe von 1299 Mio € haben die Geschäftsfelder/Segmente

Deutschland	311 Mio €
Österreich und CEE	1113 Mio €
Corporates & Markets	946 Mio €
Real Estate Restructuring	–312 Mio €
Sonstige/Konsolidierung	–759 Mio €

beigetragen.

Auf Basis des um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« bereinigten Ergebnisses vor Steuern in Höhe von 1992 Mio € ergeben sich für die Geschäftsfelder/Segmente folgende Ergebnisbeiträge:

Deutschland	509 Mio €
Österreich und CEE	1 282 Mio €
Corporates & Markets	1 018 Mio €
Real Estate Restructuring	–273 Mio €
Sonstige/Konsolidierung	–544 Mio €.

Auf Grund der zum Jahresbeginn 2005 vollzogenen aufbauorganisatorischen Veränderungen (vgl. Note 21 »Erläuterungen zur Segmentberichterstattung nach Geschäftsfeldern«) innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das Geschäftsjahr 2005 ausgewiesenen Erfolgszahlen vergleichbar. Bei der Darstellung der Segmentinformationen haben wir die Vorjahreszahlen an die neue Struktur angepasst.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt. Ferner haben wir die zum 30. September 2005 erstmals vorgenommene Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften in den Vorperioden angepasst.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland erzielte mit einem Betriebsergebnis in Höhe von 446 Mio € (bereinigt um »zusätzliche Kreditrisikovorsorge« 523 Mio €) einen signifikanten Beitrag zum gesamten Betriebsergebnis der HVB Group. Im Vorjahr betrug das im Geschäftsbericht 2004 ausgewiesene Betriebsergebnis des Geschäftsfelds Deutschland – vor aufbauorganisatorischen Änderungen (inklusive RER) – lediglich 18 Mio € (inklusive Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio €).

Die bis zum 31. Dezember 2004 im Geschäftsfeld Deutschland geführten Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäfts sind wegen ihrer Zuordnung zum Segment RER in den angepassten Vorjahresvergleichszahlen des Geschäftsfelds Deutschland nicht mehr enthalten. Insbesondere fehlt die auf diese Bestände im Jahr 2004 entfallene Kreditrisikovorsorge. Durch diese Überführung des gesamten Sanierungsbestands des deutschen Immobilienfinanzierungsgeschäfts in das Segment RER kommt es daher im Geschäftsfeld Deutschland im Vergleich zu den angepassten Vorjahreszahlen im Bereich der Kreditrisikovorsorge zu einer atypischen Entwicklung.

Mit Übertragung in das Segment RER hatte das Geschäftsfeld Deutschland zu diesem Zeitpunkt keine Immobiliensanierungsfälle im Bestand. In jedem Kreditportfolio finden aber im Zeitablauf Bonitätsveränderungen statt und es entsteht damit auf Grund des mit dem Kreditgeschäft unabdingbar verbundenen Risikos neuer Risikovorsorgebedarf.

Die Eliminierung des Risikovorsorgebedarfs der in das Segment RER überführten Sanierungsbestände aus der Kreditrisikovorsorge des Jahres 2004 führt bei statischer Betrachtung zu einer verzerrenden Darstellung der angepassten Risikovorsorge im Geschäftsfeld Deutschland im Vergleich zum Berichtsjahr 2005, da das Portfolio des Geschäftsjahres 2005 auf Grund der beschriebenen Maßnahme betriebswirtschaftlich nicht mehr mit dem des Vorjahrs vergleichbar ist. Gemäß IAS 14.76 sind jedoch grundsätzlich Vorjahresvergleichszahlen auf Basis der aktuellen Bestimmung der Segmente anzugeben.

Zur besseren Vergleichbarkeit der wirtschaftlichen Entwicklung haben wir in den Notes neben den angepassten Vorjahreszahlen des Geschäftsfelds Deutschland im Segmentbericht auch die Zahlen, wie wir sie im Konzernabschluss 2004 (vgl. Geschäftsbericht 2004, S. 126) dargestellt hatten, angegeben.

In der nachfolgenden Darstellung der Ergebnisentwicklung der einzelnen Ressorts im Geschäftsfeld Deutschland gehen wir deshalb auf die Entwicklung des Betriebsergebnisses vor Risikovorsorge ein, die die Entwicklung des Geschäftsfelds Deutschland transparent macht. Ein Vergleich mit den betriebswirtschaftlich nur bedingt aussagekräftigen Kreditrisikovorsorgezahlen des Vorjahres würde die tatsächliche wirtschaftliche Entwicklung des Geschäftsfelds nicht korrekt wiedergeben.

Zum Jahresende 2005 erwirtschaftete das Geschäftsfeld Deutschland ein Betriebsergebnis vor Risikovorsorge in Höhe von 1375 Mio €. Dies bedeutet eine Steigerung gegenüber dem Vorjahr um 104 Mio € oder 8,2%. Der im Vorjahr vereinnahmte Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio € spielt beim Vorjahresvergleich des Betriebsergebnisses keine Rolle, da dieser nach der Ausweisänderung außerhalb des Betriebsergebnisses im Finanzanlageergebnis enthalten ist. Die Cost-Income-Ratio verbesserte sich um 1,3%-Punkte auf 65,3%. Die Kreditrisikovorsorge beträgt im Berichtsjahr 929 Mio € inklusive 77 Mio € »zusätzliche Kreditrisikovorsorge«.

Das Ressort Privatkundengeschäft (inklusive Asset-Management- und Private-Banking-Aktivitäten) zeigt eine erfreuliche Entwicklung und konnte ein Betriebsergebnis vor Risikovorsorge in Höhe von 285 Mio € erzielen, das um 50,8% über dem Vorjahresergebnis liegt. Die operativen Erträge haben sich um 4,2% auf 1857 Mio € erhöht. Dabei stieg der Zinsüberschuss um 2,7%, unter anderem durch die erfolgreiche Volumensentwicklung des HVB-Sofort-kredits mit einem um 30% auf 845 Mio € gestiegenen Neugeschäftsvolumen. Der Provisionsüberschuss erhöhte sich um 6,9% auch wegen des äußerst erfolgreichen Absatzes innovativer Anlageprodukte. Das eingeleitete Maßnahmenprogramm zur Prozessoptimierung wirkt sich positiv auf die Kostenstruktur aus. So konnten die Verwaltungsaufwendungen 2005 um 1,3% gegenüber 2004 gesenkt werden. In Folge dessen und durch die Ertragssteigerung verbesserte sich die Cost-Income-Ratio zum Jahresende 2005 um 4,7%-Punkte auf 84,7%.

Im Ressort Firmenkunden und freie Berufe steigerten wir die operativen Erträge um 6,4% und zeigen damit eine unverändert stabile Entwicklung auf hohem Niveau trotz schwierigem Marktumfeld. Neben dem verbesserten Zinsgeschäft (+ 3,8%) stieg vor allem der Provisionsüberschuss um 24,2%, was insbesondere auch Folge des erhöhten Absatzes im Derivategeschäft mit Kunden, der höheren Erträge im Wertpapier- und Depotgeschäft und der weiterhin erfolgreichen Platzierung innovativer Nachrangprodukte (zum Beispiel PREPS) ist. Dadurch konnte trotz gestiegener Verwaltungsaufwendungen die Cost-Income-Ratio um 0,5%-Punkte auf 47,8% verbessert werden. Das Betriebsergebnis vor Risikovorsorge erhöhte sich um 7,6% auf 890 Mio €. Das Ergebnis vor Steuern belief sich auf 508 Mio €. Bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« liegt es mit 555 Mio € auf Vorjahresniveau. Auf dieser Basis ergibt sich eine bereinigte Eigenkapitalrentabilität vor Steuern in Höhe von 20,0%.

Im Ressort Immobilien reduzierte sich das Betriebsergebnis vor Risikovorsorge um 21,6% auf 200 Mio € hauptsächlich auf Grund von Einmalbelastungen im Saldo sonstige betriebliche Erträge und Aufwendungen. Ohne diese Einmalbelastungen hätten die operativen Erträge auf dem Niveau des Vorjahres gelegen. Dabei stieg der Zinsüberschuss trotz des begonnenen strategischen Portfolio-Rückbaus um 1,6% und der Provisionsüberschuss kräftig um 21,4% insbesondere wegen höherer Beratungserträge für »strukturierte Finanzierungen« und dem Ertragswachstum im Derivategeschäft mit Kunden.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE zeigt eine weiterhin erfreuliche Geschäftsentwicklung und erzielte 2005 ein Betriebsergebnis in Höhe von 940 Mio €. Bereinigt um den Sondereffekt »zusätzlicher Kreditrisikovorsorge« (70 Mio €), liegt das Betriebsergebnis bei 1010 Mio € und damit um rund ein Drittel über dem Vorjahreswert. Das Ergebnis vor Steuern stieg um 69,7% auf 1113 Mio € (bereinigt + 73,2% auf 1282 Mio €) auch in Folge der im Finanzanlageergebnis vereinnahmten Gewinne aus dem Verkauf der Investkredit Bank AG, Wien und dem Gewinn, der im Zusammenhang mit dem Erwerb der Banca Comerciala »Ion Tiriac« aus der teilweisen Entkonsolidierung der HVB Bank Romania S.A., Bukarest entstanden ist.

Durch die deutlich gestiegenen operativen Erträge (+ 12,3% bzw. 422 Mio €) verbesserte sich die Cost-Income-Ratio bei um 5,8% höheren Verwaltungsaufwendungen auf 62,4% (– 3,8%-Punkte). Trotz der um 28,6% (bereinigt + 10,9%) gestiegenen Kreditrisikovorsorge entwickelte sich das Betriebsergebnis erfreulich mit einer Zunahme von 23,4% (bereinigt 32,5%).

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE stiegen die operativen Erträge auf Grund einer positiven Entwicklung im Provisionsüberschuss insbesondere aus dem Wertpapier- und Depotgeschäft um insgesamt 4,2%. Bei leicht rückläufigen Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio um 4,9%-Punkte auf 75,4%. Trotz der guten operativen Entwicklung ermäßigte sich das Betriebsergebnis wegen einer auf 234 Mio € gestiegenen Kreditrisikovorsorge auf 56 Mio € (Vorjahr: 149 Mio €). In der Kreditrisikovorsorge sind 70 Mio € »zusätzliche Kreditrisikovorsorge« enthalten. Das Betriebsergebnis vor Risikovorsorge nahm um 30,0% auf 290 Mio € zu.

Im Ressort Firmenkunden Österreich stiegen die operativen Erträge um 4,4% auf 611 Mio €. Dabei konnte der wegen des niedrigeren Kreditvolumens rückläufige Zinsüberschuss durch den gestiegenen Provisionsüberschuss und die sonstigen betrieblichen Aufwendungen und Erträge mehr als kompensiert werden. Bei um 4,7% gestiegenen Verwaltungsaufwendungen blieb die Cost-Income-Ratio mit 66,0% nahezu unverändert. Wegen der restriktiven Kreditvergabepolitik entwickelte sich die Kreditrisikovorsorge sehr erfreulich (– 39,0% auf 122 Mio €), sodass das Ressort nach einem lediglich ausgeglichenen Ergebnis im Vorjahr im Geschäftsjahr 2005 ein positives Betriebsergebnis in Höhe von 86 Mio € erzielte.

Im Ressort Großkunden und Immobilien liegt das Betriebsergebnis mit 240 Mio € um 4,3% über dem Vorjahreswert. Dieser Ergebnisanstieg resultiert bei stagnierenden Verwaltungsaufwendungen und der unveränderten Kreditrisikovorsorge aus den um 2,0% gestiegenen operativen Erträgen. Dabei erhöhte sich der Provisionsüberschuss um rund 13%. Die Cost-Income-Ratio verbesserte sich leicht auf 51,0%.

Im Ressort Zentral- und Osteuropa (CEE) konnten unsere Tochterbanken ihre Position über das hohe Marktwachstum hinaus ausbauen. Die erfreuliche Entwicklung beim Zins- und Provisionsüberschuss führte zu einem Anstieg der operativen Erträge um mehr als ein Viertel auf 1499 Mio €. Die Cost-Income-Ratio verbesserte sich dadurch trotz der um 19,1% gestiegenen Verwaltungsaufwendungen um rund 4,6%-Punkte auf 55,0%. Insgesamt erhöhte sich das Betriebsergebnis trotz der um 31 Mio € gestiegenen Kreditrisikovorsorge um 45,7% auf 558 Mio €. Zum Anstieg des Betriebsergebnisses und zur Expansion trugen alle Regionen, die neuen EU-Mitgliedstaaten, hier vor allem Polen, und der südeuropäische Raum bei.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie dem Refinanzierungsaufwand des Goodwills, 1179 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 1301 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Entwicklung im Geschäftsfeld Corporates & Markets
Im Geschäftsfeld Corporates & Markets konnte ein Betriebsergebnis in Höhe von 902 Mio € erwirtschaftet werden. Der Kreditrisikovorsorge wurden 58 Mio € zugeführt, nachdem sich im Vorjahr Nettoauflösungen (–72 Mio €) ergaben. Das Betriebsergebnis vor Risikovorsorge stieg deutlich um 120 Mio € bzw. 14,3%. Getragen wurde diese Entwicklung durch die starke Ausweitung der operativen Erträge um 267 Mio € bzw. 13,3%. Dabei erhöhten sich alle drei Haupterfolgsquellen. Das Ergebnis vor Steuern stieg deutlich um 16,6% auf 946 Mio €. Darin enthalten sind das Finanzanlageergebnis in Höhe von 118 Mio € (Vorjahr – 60 Mio €), und Restrukturierungsaufwendungen von 72 Mio €. Das um Restrukturierungsaufwendungen bereinigte Ergebnis vor Steuern beträgt 1018 Mio € (bereinigter Vorjahreswert 851 Mio €).

Das Betriebsergebnis entwickelte sich im Ressort Markets sehr erfreulich mit einem Anstieg um 18,9% auf 459 Mio €. Dabei stiegen die operativen Erträge um 12,9% auf 1245 Mio € vor allem in Folge der kräftigen Zunahme des Handelsergebnisses (+ 39,2%) und des Provisionsüberschusses (+ 32,5%), die den gesunkenen Zinsüberschuss mehr als kompensieren konnten. Trotz der um 9,2% gestiegenen Verwaltungsaufwendungen führte dies zu einer um 2,1%-Punkte verbesserten Cost-Income-Ratio in Höhe von 62,9%. Insgesamt konnte das Ressort Markets die Eigenkapitalrentabilität vor Steuern bereinigt um »Restrukturierungsaufwendungen« auf 28,4% (Vorjahr bereinigt 22,9%) deutlich verbessern.

Im Ressort Corporates sank das Betriebsergebnis dagegen um 83 Mio € auf 443 Mio € insbesondere wegen der höheren Kreditrisikovorsorge, die im Vorjahr noch eine Nettoauflösung von 72 Mio € enthielt. Die Zunahme der operativen Erträge um 12,4% auf 1025 Mio € geht insbesondere auf den ausgeweiteten Zinsüberschuss zurück. Ergebnissteigerungen ergaben sich auch im Dienstleistungsgeschäft und im Handelsergebnis. Bei um 15,1% höheren Verwaltungsaufwendungen konnte die Cost-Income-Ratio mit 51,4% nicht mehr ganz auf dem Vorjahresniveau gehalten werden. Die Eigenkapitalrentabilität vor Steuern (bereinigt um »Restrukturierungsaufwendungen«) liegt mit 28,9% insbesondere in Folge des gestiegenen Finanzanlageergebnisses über dem bereinigten Vorjahreswert (25,1%).

Entwicklung im Geschäftsfeld Real Estate Restructuring
Beim Geschäftsfeld Real Estate Restructuring (RER) waren im Vergleich zu den angepassten Vorjahreszahlen die operativen Erträge rückläufig, während sich die Verwaltungsaufwendungen erhöhten. Da 2005 keine weitere Risikovorsorge auf die diesem Segment zugeordneten Kreditportfolios vorzunehmen war, erreichte das Segment mit – 16 Mio € (Vorjahr – 1039 Mio €) ein fast ausgeglichenes Betriebsergebnis.

Durch die in den übrigen Erträgen/Aufwendungen (– 257 Mio €) ausgewiesene Verlustübernahme für Ergebnisse von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG sowie Aufwendungen für Restrukturierungen (39 Mio €) ergibt sich ein Ergebnis vor Steuern in Höhe von – 312 Mio €.

Segment Sonstige/Konsolidierung
Im Segment Sonstige/Konsolidierung wirken sich die einmaligen Aufwendungen im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds in Höhe von 225 Mio € und diverse Abschreibungen auf Anteilsbesitz im Finanzanlageergebnis belastend aus. Dagegen stehen Gewinne aus der Veräußerung von Anteilsbesitz insbesondere aus dem Verkauf der Anteile an der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 208 Mio €. Ferner ist das Segment mit Aufwendungen für Restrukturierungen in Höhe von 215 Mio € belastet. Im Vorjahr beliefen sich die Restrukturierungsaufwendungen auf 250 Mio € (wegen der Maßnahmen aus dem Effizienzsteigerungsprogramm PRO).

Finanz- und Vermögenslage

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich per 31. Dezember 2005 auf 493,5 Mrd €, gegenüber dem Vorjahresultimo bedeutet dies eine Zunahme von 26,1 Mrd € oder 5,6%. In diesem Zuwachs sind 4,6 Mrd € von der erstmals im Mai 2005 vollkonsolidierten Closed Joint Stock Company International Moscow Bank (IMB) enthalten.

Mit dem Zusammenschluss von der HVB Group und UniCredit Gruppe und dem sich daraus ergebenden indirekten Erwerb der BA-CA durch die UniCredit ist eine Auflage der kroatischen Bankaufsichtsbehörde zum Verkauf der HVB Splitska banka d.d., Split, verbunden. Deshalb hat der Vorstand der BA-CA entschieden, die dem Geschäftsfeld Österreich/CEE zugeordnete HVB Splitska banka innerhalb eines Jahres zu veräußern. Die endgültige Finalisierung des Verkaufs ist noch an die vorherige Zustimmung des Aufsichtsrats gebunden. Gemäß IFRS 5 haben wir per 31. Dezember 2005 die Vermögenswerte der Splitska banka in der Bilanzposition »Zur Veräußerung gehaltene Vermögensgegenstände« mit einem Volumen von 3,2 Mrd € und die Verbindlichkeiten in der Bilanzposition »Zur Veräußerung gehaltene Verbindlichkeiten« mit einem Volumen von 1,9 Mrd € separat ausgewiesen.

Zur Ausweitung der Aktiva der HVB Group trugen vor allem die gestiegenen Handelsaktiva (+ 11,8 Mrd €) und die Forderungen an Kreditinstitute (+ 9,8 Mrd €) bei.

Während wir 2004 noch einen Rückgang des Kreditvolumens um 13,8 Mrd € zu verzeichnen hatten, nahm dieses im abgelaufenen Jahr um 8,0 Mrd € auf 332,6 Mrd € zu. Die Erhöhung geht ausschließlich auf Eventualverbindlichkeiten (+ 8,2 Mrd €) zurück. Kredite und Darlehen an Kunden und Kreditinstitute blieben in etwa auf Vorjahresniveau.

Die Finanzanlagen enthalten 8,0 Mrd € (– 4,8%) festverzinsliche Wertpapiere, die bis zu ihrer Endfälligkeit gehalten werden sollten (HtM-Finanzanlagen), 15,0 Mrd € (– 7,7%) Wertpapiere und andere Finanzinstrumente, die zur Veräußerung zur Verfügung stehen (AfS-Finanzanlagen), 21,1 Mrd € (+ 16,1%) FVO-Finanzanlagen (at fair value through profit or loss), 1,0 Mrd € (– 15,4%) Anteile an at-Equity bewerteten Unternehmen sowie 0,5 Mrd € (+ 23,4%) Grundstücke und Gebäude, die als Finanzanlagen gehalten werden.

Auf der Passivseite stiegen vor allem die Verbindlichkeiten gegenüber Kunden (+ 14,0 Mrd €), die Verbindlichkeiten gegenüber Kreditinstituten (+ 10,1 Mrd €), die Handelspassiva (+ 3,8 Mrd €) sowie das Eigenkapital (+ 2,4 Mrd €). Dagegen reduzierten sich unter anderem die verbrieften Verbindlichkeiten (– 3,6 Mrd €).

Das bilanzielle Eigenkapital beläuft sich auf nunmehr 16,4 Mrd €, darin enthalten sind 3,2 Mrd € Anteile in Fremdbesitz. Der Zuwachs des Eigenkapitals um + 2,4 Mrd € resultiert im Wesentlichen aus dem erwirtschafteten Gewinn (+ 0,5 Mrd €), dem Anstieg der Bewertungsänderungen von Finanzinstrumenten um + 0,8 Mrd € und der Erhöhung der Anteile in Fremdbesitz um + 0,7 Mrd €. Der Anstieg der Anteile in Fremdbesitz ist neben der Einstellung aus dem Jahresüberschuss auch auf die erstmalige Vollkonsolidierung der Closed Joint Stock Company International Moscow Bank, die teilweise Entkonsolidierung der HVB Bank Romania S.A. und die Erstkonsolidierung der Banka Comerciala »Ion Tiriac« zurückzuführen.

Die Fair-Value-Änderungen von Sicherungsderivaten effizienter Cashflow Hedges weisen wir innerhalb des bilanziellen Eigenkapitals in der Hedge-Rücklage aus. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen; deshalb hat die Hedge-Rücklage isoliert betrachtet keine ökonomische Aussagekraft. Insbesondere liegt kein Eigenkapitalverzehr vor, da den negativen Wertänderungen der Derivate in den Bilanzpositionen angewachsene stille Reserven gegenüberstehen. Bei der Ermittlung der Eigenkapitalrentabilität bleiben die AfS-Rücklage und die Hedge-Rücklage unberücksichtigt.

Risikoaktiva, Kapitalquoten und Liquidität

Die Risikoaktiva gemäß BIZ erhöhten sich gegenüber dem Vorjahresultimo 2004 um 6,9 Mrd € auf 245,5 Mrd €. Ausschlaggebend hierfür war das Geschäftswachstum in den Geschäftsfeldern Österreich und CEE sowie Corporates & Markets, unter anderem auch durch die Erstkonsolidierung von Kreditinstituten (zum Beispiel IMB). Dieses Wachstum wurde durch einen Rückgang im Geschäftsfeld Deutschland teilweise kompensiert.

Die synthetische Transaktion GELDILUX 2002-1 ist mit einem Kreditvolumen von 3,0 Mrd € und einer Risikoaktivaentlastung von 2,3 Mrd € im zweiten Quartal ausgelaufen. Zeitgleich wurde die True Sale Transaktion GELDILUX-TS-2005 abgeschlossen. Das hierdurch ausplatzierte Kreditvolumen beläuft sich auf 5,5 Mrd € und führt zu einer Risikoaktivaentlastung nach BIZ in Höhe von 5,2 Mrd €.

Im vierten Quartal hat die HVB Group ihre Verbriefungsaktivitäten mit zwei weiteren Transaktionen ausgebaut. Das durch die True Sale Transaktion Success-2005 B.V. ausplatzierte Kreditvolumen beläuft sich auf 0,4 Mrd € bei einer Entlastung der gewichteten Risikoaktiva in Höhe von 0,4 Mrd €. Durch die synthetische Transaktion Provide-A 2005-1 mit einem Kreditvolumen von 4,7 Mrd € konnten die gewichteten Risikoaktiva um 2,9 Mrd € entlastet werden.

Das Kernkapital der HVB Group belief sich am Ultimo 2005 auf 16,0 Mrd €. Damit ergibt sich eine Kernkapitalquote in Höhe von 6,5% und eine Eigenmittelquote von 10,9%. Bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« liegt die Kernkapitalquote bei 6,8%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für das Jahr 2005 auf durchschnittlich 1,2 (2004: 1,2).

Unternehmenskäufe und -verkäufe

Erläuterungen zu Veränderungen bezüglich der in den Konzernabschluss einbezogenen Gesellschaften sind in der Note »Konsolidierungskreis« dargestellt.

Vorgänge nach dem 31. Dezember 2005

Die HVB AG wird leistungsgestörte Immobilienkredite aus dem Geschäftsfeld Real Estate Restructuring (RER) in einem Gesamtvolumen von rund 2,1 Mrd € an einen Finanzinvestor übertragen. Eine entsprechende Vereinbarung wurde im Januar 2006 getroffen. Die Übertragung des Portfolios wird voraussichtlich im zweiten Halbjahr 2006 abgeschlossen sein. Die Ausgliederung bedarf noch der Zustimmung der Hauptversammlung der HVB AG (23. Mai 2006) und der Freigabe durch das Bundeskartellamt.

Nach einem in Österreich als Musterprozess geführten Verfahren wurde im Januar 2006 einem Mitbewerber der BA-CA AG eine Entscheidung des Obersten Gerichtshofs (3 Ob 238/05d vom 21. Dezember 2005) zu Zinssatzänderungen bei Spareinlagen zugestellt. Auf Grund der zeitlichen Nähe des OGH-Urteils bzw. der Komplexität der Sachlage lässt sich für die BA-CA-Gruppe eine verantwortungsvolle und sachlich gerechtfertigte Einschätzung der Höhe eventuell zu refundierender Zinsbeträge aus heutiger Sicht nicht durchführen. Im Konzernabschluss wurde daher keine Vorsorge für eine mögliche Inanspruchnahme gebildet.

Ausblick

Der Lagebericht sowie der Geschäftsbericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis von uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zur Zeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren. Die Aussagen im Ausblick für die HVB Group basieren auf der Struktur der HVB Group zum Jahresbeginn 2006.

Gesamtwirtschaftlicher Ausblick 2006

Die Weltwirtschaft wird in diesem Jahr erneut kräftig wachsen, wenngleich nicht mehr so dynamisch wie 2005. Insbesondere die langsamere Gangart der US-Konjunktur, ausgelöst durch ein Auslaufen des Immobilienbooms, dämpft das globale Wachstum. Auch in den asiatischen Schwellenländern (China, Indien) wird sich das Wachstum etwas verlangsamen.

Die geringere Dynamik der Weltwirtschaft wird zu einer Verlangsamung des Exportwachstums in der Euro-Zone führen. Gleichzeitig sorgen jedoch die bessere Investitionskonjunktur und moderate Zuwächse der Konsumausgaben für Wachstumsimpulse. Wir rechnen deshalb für 2006 mit einem BIP-Zuwachs von 1,7% nach 1,5% im Vorjahr. In Deutschland sollte die seit Jahresmitte 2005 zu beobachtende Trendwende bei der sozialversicherungspflichtigen Beschäftigung zu einer weiteren Aufhellung des Verbrauchervertrauens führen. Hinzu kommen Vorzieheffekte bei den Konsumausgaben auf Grund der Erhöhung der

Mehrwertsteuer in 2007. Durch die Ausweitung der Abschreibungsbedingungen werden die Ausrüstungsinvestitionen weiter zulegen. Auch der Bausektor wird zum ersten Mal seit 1999 wieder moderat zum Wachstum beitragen können. Darauf deuten sowohl die bessere Stimmung unter deutschen Bauunternehmen, als auch die zuletzt deutlich gestiegenen Auftragseingänge. Wir erwarten deshalb für 2006 ein BIP-Wachstum von 1,4% nach 0,9% im Vorjahr.

Ausgehend von einer sich leicht erholenden Investitions- und Konsumnachfrage sollte das Wachstum 2006 in Österreich mit 2,1% ebenfalls etwas stärker sein als im vergangenen Jahr (+ 1,8%). Die Inflation wird wieder unter 2% sinken.

Für die acht neuen EU-Mitgliedsländer plus die drei Kandidatenländer Bulgarien, Kroatien und Rumänien ist 2006 mit einem Wachstum von insgesamt 4,7% zu rechnen (2005: 4,25%). Dank des hohen Wachstums hat die Beschäftigung zu steigen begonnen. Trotz der konjunkturellen Dynamik und hoher internationaler Rohölpreise blieb der Preisdruck gering.

Für das europäische Bankgeschäft werden sich damit die Rahmendaten in 2006 etwas verbessern. Neben dem konjunkturellen Rückenwind macht sich insbesondere in Deutschland die zurückgehende Anzahl an Unternehmensinsolvenzen bemerkbar. Die bis Herbst 2005 verfügbaren Zahlen deuten auf eine Verringerung der Insolvenzfälle hin. Im Gesamtjahr 2005 dürften die Unternehmensinsolvenzen circa 37 000 betragen nach 39 200 im Vorjahr. Auf Grund von Kostensenkungen und Umstrukturierungen in deutschen Unternehmen sollte sich dieser positive Trend auch in 2006 fortsetzen.

Wir rechnen damit, dass die Europäische Zentralbank den Leitzins im Verlauf des Jahres lediglich moderat anheben wird. Dafür sprechen das Ausbleiben von Zweitrundeneffekten bei der Inflation, der nur verhalten ausfallende Aufschwung im Euroraum sowie ein stärkerer Euro-Wechselkurs. Im Zuge der konjunkturellen Verlangsamung in den USA sollten die amerikanischen Langfristzinsen sinken. Die deutschen Renditen werden sich davon nicht abkoppeln können. Sorgen über das hohe US-Leistungsbilanzdefizit werden zu einer Aufwertung des Euro gegenüber dem US-Dollar führen.

Gesamtwirtschaftlicher Ausblick 2007
Im nächsten Jahr wird die Weltwirtschaft ähnlich robust wachsen wie in 2006. Dies trifft insbesondere für die USA und die asiatischen Schwellenländer zu. Mit einer geringeren Dynamik rechnen wir hingegen in Deutschland. Auf Grund der Vorzieheffekte im Vorfeld der Mehrwertsteuererhöhung wird Kaufkraft in 2007 entzogen. Dies wird die Konsumausgaben belasten.

Branchenentwicklung 2006/2007
Das Geschäftsjahr 2006 wird nach unserer Einschätzung von der sich weiter fortsetzenden konjunkturellen Belebung geprägt sein. Von diesen positiven Wachstumsaussichten sollte auch die Finanzdienstleistungsbranche profitieren. Wir gehen daher davon aus, dass die weiter zunehmende Nachfrage nach Bankdienstleistungen sowohl im Privatkunden- als auch im Firmenkundenbereich positive Impulse auf die Ertragsaussichten der Kreditinstitute haben wird. Zugleich ist davon auszugehen, dass ein freundlicheres wirtschaftliches Umfeld sich günstig auf die Situation bei der Kreditrisikovorsorge auswirken wird. Im Bereich der Verwaltungsaufwendungen könnte es nach den Jahren der strikten Kostenkontrolle einen leichten Anstieg geben, der maßgeblich von Investitionen zur Optimierung des Geschäftsmodells getrieben wird. Wir gehen davon aus, dass sich unter der Annahme einer weiteren leichten Belebung der Konjunktur diese Trends auch in 2007 fortsetzen werden.

Künftige Geschäftspolitik, künftige Absatzmärkte und Dienstleistungen
Die HVB AG hat im Geschäftsjahr 2004 ihr Strategieprogramm »Mit Europa wachsen« gestartet und im Geschäftsjahr 2005 fortgesetzt. Dieses und die Vorbereitung des Zusammenschlusses mit der UniCredit Gruppe – die im europäischen Finanzsektor bislang größte länderübergreifende Transaktion – haben die wertorientierte Weiterentwicklung der HVB Group im Berichtsjahr geprägt.
Die HVB Group und die UniCredit Gruppe bilden nun gemeinsam eine neue Kraft am europäischen Bankenmarkt. Die neue UniCredit Gruppe ist in 19 Ländern mit 28 Millionen Kunden, über 7000 Geschäftsstellen und rund 140 000 Mitarbeitern vertreten; sie nimmt führende Positionen im deutschen, österreichischen und italienischen Markt ein. Nach Bilanzsumme und Anzahl der Geschäftsstellen ist die neue Bankengruppe zugleich klarer Marktführer in Zentral- und Osteuropa.

Diese Kernmärkte werden auch künftig eine strategische Rolle spielen. Im Sinne einer klaren regionalen Verantwortlichkeit der Mitglieder der UniCredit Gruppe soll die BA-CA künftig als Sub-Holding der UniCredit Gruppe für das Osteuropageschäft zuständig sein, wobei das Geschäft in Polen allerdings direkt von UniCredit gemanagt werden soll. Die BA-CA soll daher auch die Banken-Töchter und Filialen der UniCredit und der HVB Group in dieser Region übernehmen. Dort verfügt die neue UniCredit Gruppe bereits über eine herausragende Marktstellung. In Deutschland wollen wir in unseren Kernkompetenzen führend sein. So kann die UniCredit Gruppe ihre Kunden optimal in der jeweiligen Region begleiten.

Beide Banken ergänzen sich nicht nur in geographischer Hinsicht bestens. Grundlage ihres wachstumsorientierten Geschäftsmodells ist die Kombination komplementärer Stärken. Die neue UniCredit Gruppe verfügt über ein diversifiziertes Geschäftsportfolio mit einem strategischen Fokus auf dem Privat- und Firmenkundengeschäft sowie auf dem internationalen Kapitalmarktgeschäft, dem Asset Management und dem Immobiliengeschäft.

Die traditionellen Stärken der UniCredit Gruppe sind insbesondere das Geschäft mit Privat- und Geschäftskunden sowie Lösungen beim Risikomanagement. Diese ergänzen die gute Marktstellung der HVB Group im inländischen Kundengeschäft sowie im international geprägten Kapitalmarkt- und Unternehmenskundengeschäft. Außerdem hat die UniCredit Gruppe mit der Marke Pioneer eine herausragende Position im Bereich Asset Management, die sich gut mit den Tochtergesellschaften Activest, Nordinvest und Capital Invest der HVB Group ergänzt; um die Kunden in diesem Segment optimal bedienen zu können, sollen die Asset-Management-Aktivitäten der Mitglieder der UniCredit Gruppe unter einem Dach gebündelt werden. Gleiches ist angedacht für die Investmentbanking-Aktivitäten der gesamten UniCredit Gruppe. Die HVB Group verfügt über viel Erfahrung im Bereich strukturierte Finanzierungen, einen weiteren bedeutenden Wachstumsmarkt. Auf diese Stärke wird die neue Gruppe künftig setzen, wenn sie die jeweils besten Prozesse und innovativsten Produkte innerhalb der neuen Gruppe für ihre Kunden einsetzt.

Eckdaten für die Planung

Unsere Planung für Deutschland beruht auf folgenden konservativen Prämissen:

- der globale Aufschwung verliert etwas an Fahrt,
- Wachstum des Bruttoinlandsprodukts in Deutschland bei knapp 1,5%,
- Inflationsrate verharrt bei 2%,
- langfristige Zinsen in einer Bandbreite zwischen 3% und 4%,
- leichte Entspannung bei den Unternehmensinsolvenzen.

Entwicklung der HVB Group

Der Zusammenschluss mit der UniCredit Gruppe birgt hohe Synergiepotenziale, die sich auf Ebene der neuen UniCredit Gruppe sukzessive in den Jahren 2006 bis 2008 realisieren werden. Von diesen Synergien werden circa 90% auf niedrigere Kosten und der Rest auf höhere Erträge auf Grund der Anwendung von Best Practices zurückzuführen sein.

Auf Grundlage dieser Synergien sowie der ursprünglichen Business Pläne von der UniCredit Gruppe und der HVB Group strebt der neue Konzern herausfordernde finanzielle Ziele und eine hohe Wertgenerierung für die Aktionäre an. Der Gewinn pro Aktie soll für die gesamte UniCredit Gruppe deutlich auf 0,56 € für das Jahr 2007 gesteigert werden.

Die HVB Group wird als integraler Bestandteil dieser Gruppe wesentliche Ergebnisbeiträge zur Erreichung dieser Ziele leisten.

Ausgehend von unserer guten operativen Performance im Berichtsjahr sowie der Synergiepotenziale aus dem Zusammenschluss mit der UniCredit Gruppe, planen wir für das folgende Jahr mit einer Steigerung der Eigenkapitalrentabilität nach Steuern, die sich im Jahr 2007 noch weiter erhöhen sollte.

Bei nahezu unveränderten Verwaltungsaufwendungen planen wir für das Geschäftsjahr 2006 eine spürbare Steigerung der operativen Erträge, was zu einer signifikanten Verbesserung der Cost-Income-Ratio führen wird. Treiber der verbesserten operativen Erträge sollen dabei das Handelsergebnis sowie ein stärkerer Provisionsüberschuss durch innovative Produkte wie PREPS oder Zinsstrukturprodukte für Privat- und Firmenkunden sein.

Die Kernkapitalquote der HVB Group soll zukünftig bei 7,0% stabilisiert werden.

Chancen aus der Entwicklung der Rahmenbedingungen

Durch den Zusammenschluss mit der UniCredit Gruppe ergeben sich für die HVB Group weitere Möglichkeiten:

- eine breitere Kapitalbasis und größere Finanzkraft als wichtiger Baustein für eine der großen europäischen Bankengruppen,
- HVB Group als Teil einer Bankengruppe mit einzigartigem Wettbewerbsprofil in den zentral- und osteuropäischen Märkten mit der Aussicht auf ein hohes Wertschöpfungspotenzial und nachhaltiges Ertragswachstum,
- neue, innovative Produkte für alle Kundensegmente durch Produktfabriken mit maßgeschneiderten Problemlösungen,
- grenzüberschreitende Projekte zur Unterstützung von Kundengruppen, die in zentral- und osteuropäischen Märkten Finanzdienstleistungen nachfragen,
- Kosten- und Ertragssynergien durch Optimierung von Produktionskapazitäten und Rationalisierung sich überlappender Funktionen: Größenvorteile ermöglichen Kostenersparnisse durch Skaleneffekte (Nutzung kritischer Massen),
- Optimierung der Prozesse in den Abwicklungsbereichen bei der Kreditabwicklung, dem Zahlungsverkehr oder der Wertpapierabwicklung.

Die Rahmenbedingungen werden daneben natürlich auch durch die wirtschaftliche Entwicklung im Kernmarkt Deutschland geprägt. Eine wirtschaftliche Erholung mit einhergehender Reduzierung der Erwerbslosenquote und positiver Entwicklung auf dem Immobilienmarkt bieten Chancen für eine über die angegebenen Ziele hinausgehende positive Entwicklung.

Unternehmensstrategische, leistungswirtschaftliche und sonstige Chancen

Neben den sich aus dem Zusammenschluss mit der UniCredit Gruppe ergebenden Chancen bestehen für die HVB Group weitere Chancen durch:

- weitere Verbesserung der operativen Erträge, insbesonde durch Stärkung des Provisionsüberschusses durch innovative Produkte wie PREPS oder Zinsstrukturprodukte für Privat- und Firmenkunden,
- Nutzung neuer innovativer Produkte aus Corporates & Markets für die mittelständischen Firmenkunden zur Reduzierung von Risiken,
- Nutzung der Cross-Bordergeschäfte nach Osteuropa,
- weitere Reduzierung des Verwaltungsaufwands durch striktes Kostenmanagement in Deutschland,
- weitere Stärkung der Eigenkapitalbasis durch nachhaltiges Ertragswachstum,
- Spürbare Erhöhung der Produktnutzungsquote, insbesondere im Privatkundengeschäft.

RISK REPORT

Die HVB Group als Risikonehmer

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB Group als Teil der UniCredit Gruppe negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB Group.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Geschäftsfeldern und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

Management und Überwachung der Risiken konzernweit

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Konzernebene ihre Gesamtrisikostrategie, das heißt insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Geschäftsfelder und Ressorts risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Geschäftsfelder und Ressorts setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie konzernweit ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung und Plausibilisierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikopolitische Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement

Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Konzernvorstand vorgegebenen Kompetenzen in den Händen der Geschäftsfelder und Ressorts. Auf Konzernebene sind als wesentliche Gremien das Strategische Konzernkreditkomitee und das Group Asset Liability Committee zu nennen.

Als zentrales Gremium hat das Strategische Konzernkreditkomitee die Aufgabe, kreditstrategische Entscheidungen zu treffen bzw., wo dies aus rechtlichen Gründen erforderlich ist, den Vorständen der jeweiligen Konzerninstitute Entscheidungsempfehlungen zu geben. Dies umfasst im Wesentlichen die Kreditrisikostrategie, Kreditgrundsätze (Dachpolicy und spezielle Kreditgrundsätze), geschäftsfeldbezogene Risikostrategien, Grundsätze der Kreditorganisation sowie Risikobewertungsverfahren und -parameter. Unter Vorsitz des Chief Risk Officers sind im Strategischen Konzernkreditkomitee alle Geschäftsfelder, der Chief Credit Risk Officer sowie der Bereich Group Risk Control repräsentiert.

Das Group Asset Liability Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für den Konzern. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:
- die optimale Nutzung der finanziellen Ressourcen Liquidität und Kapital im Konzern,
- die Abstimmung zwischen dem Bedarf der Geschäftsfelder an finanziellen Ressourcen und der Geschäftsstrategie des Konzerns,
- die Etablierung konzernweit einheitlicher Methoden im Aktiv-Passiv-Management.

Risikoüberwachung

Die Überwachung und Koordination der risikopolitischen Aktivitäten in der HVB Group sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten wurden im Berichtsjahr flankiert durch den Risikoausschuss des Aufsichtsrats, die Bereiche Group Asset Liability Management und Group Finance and Tax sowie die Konzernrevision.

Im Jahr 2005 wurde der Risikoausschuss des Aufsichtsrats vom Vorstand zeitnah und fortlaufend über die gesamte Risikosituation und das Risikomanagement der Bank unterrichtet. So erhielt der Aufsichtsrat detaillierte Berichte über alle für die Bank relevanten Risiken und über die Entwicklung der Kreditportfolien und Kreditstrategien. Der aus fünf Mitgliedern bestehende Risikoausschuss trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken und der Realisierbarkeit der Geschäftsentwicklung für den Fortbestand des Unternehmens Rechnung. Auf Grund der Fusion mit der UniCredit Gruppe wurde der Risikoausschuss mit Ablauf des Jahres 2005 aufgelöst, die Aufgaben werden zukünftig vom Prüfungsausschuss des Aufsichtsrats wahrgenommen.

Unter dem Dach des Chief Risk Officers sind die folgenden Bereiche organisiert:

- Group Risk Control befasst sich konzernweit mit Marktrisiko, Adressrisiko, operationellem Risiko, Geschäftsrisiko sowie dem Risiko aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz. Die Aufgaben und Kompetenzen umfassen die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden und -systeme sowie das Berichtswesen an den Chief Risk Officer, den Konzernvorstand sowie den Risikoausschuss des Aufsichtsrats. Darüber hinaus ist Group Risk Control für die konzernweite Risikokapitalermittlung und -aggregation sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen zuständig.

- Im Ressort Credit & Risk Management sind die kreditbearbeitenden Einheiten des Normalgeschäfts im Sinne der aufsichtsrechtlichen Mindestanforderungen an das Risikomanagement (MaRisk) des Geschäftsfeldes Deutschland gebündelt. Hierbei sind im Wesentlichen die Kreditanalysen und -entscheidungen sowie deren nachläufige Umsetzung und Bearbeitung zu nennen. Diese Tätigkeiten tragen insbesondere den aufsichtsrechtlichen Anforderungen Rechnung und decken unser Geschäft mit Privat-, Geschäfts- und Firmenkunden sowie professionellen Immobilienkunden ab. Die Bearbeitung der Immobilienfinanzierungen erfolgt durch den Bereich Immobilien-Service-Center, in welchem sämtliche Vorgänge im Verlauf aller Immobiliendarlehen ab der Refinanzierung bis zur Darlehensrückzahlung durchgeführt werden. Unterstützt wird dieses Ressort durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft des Geschäftsfeldes Deutschland sowie generell für das Kreditgeschäft des Geschäftsfeldes Corporates & Markets in den Entscheidungsprozess eingebunden werden. Deren Votum bei den Kreditengagements sehen wir dabei als Mehrwertbeitrag im Sinne einer branchenorientierten Risikosteuerung an.

- Zur Verantwortung des Chief Credit Risk Officers gehören neben der Restrukturierung und Workout die Kreditverantwortung für Amerika und Asien sowie Financial Institutions und Creditpolicy. Seine Aufgaben umfassen weiterhin den Risikovorsorge-Forecast, ausführliche Portfolioanalysen und die Erstellung zentraler Grundsätze bzw. Handlungsanweisungen für das gesamte Kreditgeschäft.

- Im Fokus des Bereiches Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung im Immobilienfinanzierungsgeschäft der HVB Group.

Group Asset Liability Management verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Wesentliche Elemente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Asset Liability Management zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank. Im Kalenderjahr 2005 berichtete der Bereich an den Vorstand Treasury. Im Zuge der Integration in die UniCredit Gruppe fand eine Angleichung der Organisationsstrukturen statt, in deren Folge der Bereich ab dem 1. Januar 2006 dem Chief Financial Officer zugeordnet wurde.

Der Bereich Group Finance and Tax bündelt die Aufgaben Group Accounting, Regulatory Reporting, Global Tax und Group Market Finance.

Der Teilbereich Group Accounting ist durch Analyse seiner periodisch erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet. Der Teilbereich Regulatory Reporting hat die bankaufsichtsrechtliche Berichterstattung zur Aufgabe. Darunter fallen neben dem Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) und dem Grundsatz II (Grundsatz über die Liquidität der Kreditinstitute) insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten.

Darüber hinaus ist der Bereich Group Finance and Tax – gemeinsam mit dem Bereich Group Risk Control – in die Aktivitäten unseres Basel-II-Projektes eingebunden.

Die Konzernrevision ist als unabhängiger organisatorischer Bereich direkt dem Chief Financial Officer unterstellt und für den Konzernvorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Darüber hinaus hat sie auch einen Konzernauftrag. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.

Gemäß den Mindestanforderungen an das Risikomanagement (MaRisk) werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.

Neben den einzelnen Revisionsberichten wird dem Gesamtvorstand in einem Jahresbericht ein umfassender Gesamtüberblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Darüber hinaus wird der Prüfungsausschuss des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet. Mit Beginn des Jahres 2006 wurde der Bereich aus der Chief Financial Officer-Organisation herausgelöst und berichtet künftig an den Chief Executive Officer.

Die hier beschriebenen Bereiche und Gremien spiegeln den Stand der Organisationsstruktur zum 31. Dezember 2005 wider. Es zeichnet sich ab, dass es im Zuge der Integration der HVB Group in die UniCredit Gruppe zu weiteren organisatorischen Anpassungen kommt.

Risikoarten und -messung

1 Relevante Risikoarten

In der HVB Group differenzieren wir nach folgenden Risikoarten:

- Adressrisiko,
- Marktrisiko,
- Liquiditätsrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz,
- Risiko aus Anteils- und Beteiligungsbesitz,
- Strategisches Risiko.

2 Methoden der Risikomessung

Mit Ausnahme des Liquiditätsrisikos und des Strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Die einzelnen Risikowerte werden im Rahmen der Risikokapitalermittlung auf Konzernebene aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt.

Bei dieser Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäfts- und Konzerneinheiten als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und Strategisches Risiko werden separat erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risk Reports aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden

Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB Group damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem Basel II sowie Mindestanforderungen an das Risikomanagement) Rechnung.

Gesamtbanksteuerung

1 Duale Gesamtbanksteuerung

Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Geschäftsfeldern und Ressorts sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Risikokapital zugeteilt.

Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind.

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Geschäftsfeldern und Ressorts wird eine Kernkapitalunterlegung bezogen auf die Risikoaktiva von 7% und von 50% auf die zu unterlegenden Marktrisikopositionen nach den Regeln der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) eingefordert. Eine Ausnahme bilden hier im Geschäftsfeld Österreich und CEE die Auslandseinheiten im Ressort CEE, denen eine Kernkapitalunterlegung der Risikoaktiva von 10% zugerechnet wird. Auf das so ermittelte durchschnittlich gebundene Kernkapital wird der Anlagenutzen berechnet. Dabei wird ein Zinssatz angewandt, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt.


Ergebnisanspruch des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf Kapitalressourcen
Gebundenes Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital
Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung

Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender drei Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:

- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Weiterführende Details zu diesen Quoten in 2005 sind im Financial Review sowie in den Notes (Nummer 75) dieses Geschäftsberichts zu finden.

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende 8-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß der Baseler Eigenmittelempfehlung durch.
- Das Group Asset Liability Committee wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

3 Ökonomische Kapitaladäquanz

Das von den Geschäftsfeldern bzw. Ressorts jeweils künftig benötigte Risikokapital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Group Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Konzernvorstand werden die Risikokapitalgrößen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Unser auf Konzernbasis aggregiertes Risikokapital (einschließlich Fremdanteilen) beläuft sich nach Berücksichtigung aller Risiko mindernden Portfolioeffekte zum 31. Dezember 2005 auf 8,2 Mrd € und liegt damit gegenüber dem Vorjahr insgesamt auf nahezu unverändertem Niveau.

Im Berichtsjahr steht dem Anstieg des Adressrisikokapitals von rund 0,5 Mrd €, welcher primär aus der Geschäftsausweitung im Geschäftsfeld Österreich und CEE resultiert, ein deutlicher Rückgang des Risikokapitals für Anteils- und Beteiligungsbesitz von ebenfalls 0,5 Mrd € gegenüber. Dieser ist per Saldo ausschließlich auf die Reduzierung unseres Anteils an der Münchener Rückversicherungs-Gesellschaft AG zurückzuführen. Infolgedessen hat sich der Anteil des Beteiligungsrisikos am gesamten Risikokapital im Geschäftsjahr 2005 nochmals deutlich auf 26,5% verringert.

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir unser Konzernrisikokapital der uns zur Verfügung stehenden Risikodeckungsmasse gegenüber. Darüber hinaus erfolgt diese Tragfähigkeitsanalyse für Zwecke unseres Planungsprozesses mit einem entsprechenden intern definierten Prognosezeitraum.

Gemäß unserer bankinternen Definition setzt sich die Risikodeckungsmasse aus IFRS-Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Plan- bzw. Istergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Die Risikodeckungsmasse beläuft sich zum Jahresende 2005 auf 19,8 Mrd € (vergleichbarer Vorjahreswert: 18,1 Mrd €). Der signifikante Anstieg gegenüber Vorjahr resultiert vor allem aus der Rücklagendotierung sowie einer deutlichen Erhöhung der AfS-Rücklage und der Anteile in Fremdbesitz. Bei einem aggregierten Risikokapital von 8,2 Mrd € ergibt sich eine Auslastung der Risikodeckungsmasse von rund 42%.

Des Weiteren wurde im Berichtsjahr ein übergreifendes Stresstesting auf Konzernebene aufgesetzt, welches auf Risikoarten-spezifischen Stressszenarien beruht. Es zeigt sich auch unter Berücksichtigung dieser Stresstestergebnisse ein deutlicher Puffer in der Risikodeckungsmasse.

Risikokapital nach Portfolioeffekten

Konfidenzniveau 99,95%

Aufteilung nach Risikoarten	2005	2005	2004	2004
	in Mio €	in %	in Mio €	in %
Marktrisiko	278	3,4	270	3,2
Adressrisiko	3273	39,8	2821	33,9
Geschäftsrisiko	1098	13,3	1019	12,3
Operationelles Risiko	1056	12,8	1206	14,5
Risiko aus bankeigenem Immobilienbesitz	347	4,2	353	4,2
Risiko aus Anteils- und Beteiligungsbesitz	2181	26,5	2648	31,9
Summe	**8233**	**100,0**	**8317**	**100,0**
Risikodeckungsmasse	**19795**		**18088[1]**	
Auslastung in %	**41,6**		**46,0[1]**	

Aufteilung nach Geschäftsfeldern	2005	2005	2004[2]	2004[2]
	in Mio €	in %	in Mio €	in %
Deutschland	2147	26,1	2246	27,0
Österreich und CEE	2787	33,8	2164	26,0
Corporates & Markets	1380	16,8	1320	15,9
Real Estate Restructuring	40	0,5	92	1,1
Sonstige (inkl. nicht den Geschäftsfeldern zugeordnete Finanzanlagen der Gruppe)	1879	22,8	2495	30,0
Summe	**8233**	**100,0**	**8317**	**100,0**

[1] Marginale Anpassung der Vorjahreswerte wegen rückwirkender Anpassung des IFRS-Ausweises.
[2] Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005.

Risikoarten im Einzelnen

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird durch die Bildung von Kreditrisikovorsorge Rechnung getragen.
- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Derivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs- und Wiedereindeckungsrisiko differenzieren. Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss.

- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.

- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen Kredit gewährenden Einheiten der HVB Group die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Bereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Geschäftsfeldern ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Konzernkreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäfts dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken auf Konzernebene.

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine konzernweit gültige Strategie für Länderrisiken festgelegt und unterjährig mit der Ist-Entwicklung abgeglichen.

Im Fokus 2005:

- Unsere Kreditrisikostrategie umfasst sowohl qualitative als auch quantitative Vorgaben. Im Laufe des Jahres 2005 haben wir die bestehenden quantitativen Limite wie Risk-Weighted-Assets und geplante Risikovorsorge um weitere Strukturvorgaben, wie zum Beispiel portfolioorientierte Exposure- und Expected Loss-Limite sowie Konzentrationslimite für Einzelnamen, Regionen/Länder und Branchen erweitert und diese neuen Vorgaben in unserer Kreditrisikosteuerung operativ umgesetzt.
- Die in 2004 entwickelten und implementierten Prozesse im »Active Credit Portfolio Management« haben sich in 2005 als integraler Bestandteil unseres Risikomanagements bewährt.

Messmethodik

Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

- Bonitätsanalyse
  Sowohl für die Kreditentscheidungen, das Pricing, die Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

  Die HVB Group verfügt über vielfältige Rating- und Scoringverfahren, welche auf die Bedürfnisse der unterschiedlichen Geschäftsfelder und Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit einer Finanzierung sicherzustellen.

  Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1–7 für das nicht problembehaftete und die Bonitätsklassen 8–10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen differenziert wird.

  Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden in regelmäßigen Abständen validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet.

- Internes Adressrisikomodell
  Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken konzernweit messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden kann. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.

- Erwarteter Verlust
  Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

Für die Berechnung des erwarteten Verlustes wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte »Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäfts zuzüglich eines so genannten »Add-On«, einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss given Default) bei Ausfall eines Geschäfts basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externen Referenzgrößen.

- Credit-Value-at-Risk
  Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlustes vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Risikokapital als Sicherheitspuffer unterlegt.

- Szenarioanalysen
  Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB Group zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch eine extreme Entwicklung des Ölpreises oder politische Krisen. Die Ergebnisse dieser Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.

- Risiko- und marktgerechtes Pricing
  Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine am Chance-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. In der Kreditmarge werden das interne Rating, die Besicherung, die Verlustquoten, die internen Kosten, die Laufzeit, vorhandene Länderrisiken und der Beitrag des Kredits zur Diversifizierung des HVB Portfolios berücksichtigt. Durch diese Methodik werden einerseits eine Deckung der Bearbeitungs- und Risikokosten (für erwartete und unerwartete Verluste) sichergestellt und andererseits zukünftige Änderungen im Pricing durch Basel II auf ein Minimum reduziert. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt.

- Umsetzung Basel II
  Kernelement der neuen Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kredite auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced-Ansatz«, den die HVB Group anstrebt. Die entsprechenden Implikationen aus Basel II führen zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

Im Kontext der Säule 1 haben wir die Methoden zur Risikobeurteilung durch Einsatz von Scoring- und Ratingverfahren insbesondere im Geschäftsfeld Deutschland laufend verbessert und die internen Prozesse entsprechend angepasst bzw. gestrafft. Im Bereich Validierung und Kalibrierung haben wir in 2005 Basel II-konforme Standardabläufe definiert und implementiert. Ein weiterer Aspekt betraf die Implementierung der so genannten Loss-Database zur Risikoparametrisierung. Im Berichtsjahr haben wir zudem den so genannten Basel II-Rechenkern weitgehend finalisiert. Zudem wurde die entsprechende Datenbasis insbesondere für Handelsprodukte ausgebaut.

Hinsichtlich der Anforderungen der Säulen 2 und 3 gemäß Basel II-Regularien bzw. EU-Richtlinie wurde durch die betroffenen Bereiche eine umfängliche Prüfung durchgeführt. Wesentliche Punkte aus der Säule 2 sind bereits in unserer Bank umgesetzt. Hierzu gehören die Behandlung von Konzentrationsrisiken, das Stresstesting sowie die Ermittlung der Risikotragfähigkeit.

Als weiterer Aspekt ist die Teilnahme unseres Hauses an der Quantitative Impact Study QIS 4.0 zu erwähnen. Hierzu konnten wir die operativen Risiko-Systeme ebenso wie den Basel II-Rechenkern nutzen.

- Länderrisikomessung
Die Länderrisikomessung in der HVB Group wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB Group durch den unabhängigen volkswirtschaftlichen Research-Bereich vergeben wird. Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken für die HVB Group ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Aus diesem Grund ist die (über die Basel II-Anforderungen hinausgehende) korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomanagements. Durch die Verwendung eines internen Portfoliomodells erreichen wir somit schon heute wichtige Steuerungseffekte, die im Zuge der Basel II-Anforderungen zu erwarten sind.

Risikoüberwachung

Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:
- Überwachung auf Ebene von Einzelengagements,
- Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Auf Konzernebene werden Kreditrisiko-Konzentrationen gegenüber verbundenen Kreditnehmern bonitätsabhängig und mit einer für alle Töchter einheitlichen Methodik limitiert. Hierzu nutzen wir eine konzernweite Datenbank, welche alle Engagements gegenüber einem Kreditnehmer innerhalb der HVB Group weltweit zusammenfasst. Damit ist die regelmäßige Information über Kreditrisiko-Konzentrationen und ihre Limitierung sichergestellt.

Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB Group, die Handelsgeschäft betreiben, online zur Verfügung (Ausnahme: Bank Austria Creditanstalt-Gruppe, bei der die Limitüberwachung über separate Systeme erfolgt). Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für Letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, so dass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen-Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure-Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionenkonzentrationen und ihren Auswirkungen auf die Risikosituation der Bank.

Ein weiteres Instrument der Risikoüberwachung insbesondere auf Portfolioebene ist das interne Berichtswesen. Gemäß den Mindestanforderungen an das Risikomanagement (MaRisk) werden der Vorstand und der Risikoausschuss des Aufsichtsrats quartalsweise über das Kreditportfolio informiert. Darüber hinaus werden weitere Risikoberichte mit speziellem ressort-, produkt- oder branchenspezifischem Fokus erstellt.

Im Fokus 2005:
- Die Scoring- und Ratingverfahren für Privat- und Geschäftskunden wurden in 2005 weiterentwickelt und verbessert.
- Das Berichtswesen wurde in 2005 weiter ausgebaut und weitere Berichte mit besonderem Fokus aufgenommen. Es wurde ein Pfandbrieflimitsystem gemäß Pfandbriefgesetz entwickelt und implementiert sowie ein Reporting über die Limitauslastung etabliert.
- Das Reporting über die Konzentrationsrisiken wurde in 2005 weiter optimiert. Auf dieser Basis erfolgte die Fixierung und erfolgreiche Umsetzung von Abbaumaßnahmen, sofern erforderlich.

Quantifizierung und Konkretisierung

Durch die Ausgründung des Segments Real Estate Restructuring (RER) in 2004 wurden die Kreditrisikodaten der Geschäftsfelder für 2004 angepasst, um eine Vergleichbarkeit mit den Werten aus 2005 zu gewährleisen.

Im Berichtsjahr konnte ein Anstieg des Kredit- und Kontrahentenexposures um 7,2 Mrd € (+ 1,8%) verzeichnet werden. Treiber dieses Anstiegs sind neben einer Ausweitung der Geschäftsvolumina auch Konsolidierungseffekte (zum Beispiel Closed Joint Stock Company International Moscow Bank).

Verteilung des Kredit- und Kontrahentenexposures nach Branchengruppen

Gruppe	2005 in Mrd €	2004 in Mrd €
Banken und Versicherungen	86,2	89,0
Privatkunden	81,5	84,4
Bau	59,7	59,6
Nahrung, Konsum, Dienstleistung	50,2	46,8
Öffentliche Haushalte	29,5	32,9
Versorger	15,0	13,8
Chemie, Gesundheit, Pharma	13,9	13,4
Verkehr	13,4	10,8
Sonstige	12,3	8,7
Maschinenbau, Stahl	10,7	9,5
Elektro, EDV, Kommunikation	8,1	7,6
Fahrzeuge	8,0	7,6
Medien, Druck, Papier	6,7	6,4
Mineralöl	6,4	3,9
Summe	**401,6**	**394,4**

Verteilung des Kredit- und Kontrahentenexposures nach Regionen

Region	2005 in Mrd €	2004 in Mrd €
Deutschland	185,7	199,2
Österreich	79,4	76,1
Zentral- und Osteuropa	39,5	28,6
Übriges Europa	53,6	57,1
Nordamerika	17,6	16,2
Asien	3,9	3,7
Japan	2,7	2,4
Sonstige	19,2	11,1
Summe	**401,6**	**394,4**

Die Struktur des Kreditportfolios hinsichtlich der Branchen ist im Wesentlichen unverändert. Die Entwicklung der regionalen Verteilung spiegelt mit einem leichten Rückgang des Exposures in der Region Deutschland und einem Anstieg der Exposures in der Region Zentral- und Osteuropa die Geschäftsstrategie wider.

Das Exposure im Geschäftsfeld Deutschland ging um 4,3 Mrd € (– 2,8%) zurück, während die Volumina in den Geschäftsfeldern Österreich und CEE sowie Corporates & Markets ausgebaut werden konnten. Hingegen konnte das in das neue Segment RER eingebrachte Exposure durch organischen Abbau bereits deutlich um 4,1 Mrd € (– 26,6%) auf 11,3 Mrd € reduziert werden. Im vierten Quartal 2005 wurden darüber hinaus ein Verkauf von rund 1,8 Mrd € auf 9,5 Mrd € und im ersten Quartal 2006 ein Verkauf von weiteren 2,1 Mrd € leistungsgestörter Kredite aus dem RER-Portfolio vereinbart.

Die Qualität des Core Portfolios blieb stabil. Als Core Portfolio wird das Portfolio der HVB Group exklusive der RER-induzierten Portfoliobestände bezeichnet. Die nicht gerateten Bestände konnten leicht reduziert werden. Die Bestände in den Risikoklassen 1 – 4 stiegen um 11,3 Mrd €, der prozentuale Anteil dieser Kredite am Gesamtportfolio konnte ebenfalls leicht gesteigert werden. Die prozentualen Anteile der Kredite in den Risikoklassen 5 – 8 und 9 – 10 blieben weitgehend stabil. Insbesondere in den Geschäftsfeldern Österreich und CEE sowie Corporates & Markets konnte die Portfolioqualität deutlich verbessert werden, ablesbar am Rückgang der Anteile von Krediten in den Risikoklassen 9 und 10. Im Geschäftsfeld Deutschland stieg der Anteil der Kredite in den Risikoklassen 9 und 10 hingegen an. Dies ist unter anderem auf den Sondereffekt zurückzuführen, dass in der Quote für 2004 die Zuweisung eines Großteils dieser Kredite aus dem Geschäftsfeld Deutschland in das neue Segment RER berücksichtigt ist.

Die Verteilungen von erwartetem Verlust und Value-at-Risk zeigen einen veränderten Risikobeitrag der Geschäftsfelder.

Unser gesamter Risikovorsorgebestand inklusive der Rückstellungen im Kreditgeschäft verringerte sich im Jahr 2005 unter Berücksichtigung von Abbuchungen zu Lasten des Bestandes in Höhe von 2,6 Mrd € um 0,9 Mrd € auf 13,0 Mrd €. Die Risikoabschirmung der Kredite in den Risikoklassen 9 und 10 der HVB Group beläuft sich damit auf 56,3%.

Weiterführende Details zu den Wertberichtigungen auf Forderungen sind in den Notes (Nummer 47) dieses Geschäftsberichtes zu finden.

Für Kreditrisiken haben wir darüber hinaus im Jahr 2005 eine Kreditrisikovorsorge in Höhe von insgesamt 1,5 Mrd € gebildet. Die Kreditrisikovorsorgequote hat sich im Geschäftsfeld Deutschland von 0,25% auf 0,61% erhöht, dies ist unter anderem auf den Sondereffekt der Ausgründung des Segments RER zurückzuführen. Die Vorsorgequote im Geschäftsfeld Österreich und CEE verzeichnete einen leichten Anstieg von 0,35% auf 0,40%. Im Geschäftsfeld Corporates & Markets wurde im Berichtsjahr nach der Nettoauflösung in 2004 wieder eine Risikovorsorge zugeführt.

Verteilung des Kredit- und Kontrahentenexposures nach Geschäftsfeldern[1]


in Mrd €
160
120
80
40
151,3
155,6
126,4
112,1
105,0
101,7
9,5
15,4
9,4
9,6
2005
2004
Deutschland
Österreich und CEE
Corporates & Markets
RER
Sonstige

[1] Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005.

Kredit- und Kontrahentenexposure nach Bonitätsklassen – Core Portfolio[1]

Bonitätsklasse	2005	2005	2004	2004
	in Mrd €	in %	in Mrd €	in %
Adressrisikofrei	13,5	3,5	16,7	4,4
Nicht geratet	18,8	4,8	20,7	5,4
Bonitätsklassen 1–4	220,5	56,5	209,2	55,2
Bonitätsklassen 5–8	124,6	31,9	119,6	31,6
Bonitätsklassen 9–10	12,9	3,3	12,8	3,4
Summe	**390,3**	**100,0**	**379,0**	**100,0**

Verteilung des erwarteten Verlustes sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Geschäftsfeldern – Core Portfolio[1]

Geschäftsfeld	Erwarteter Verlust		Value-at-Risk	
	2005	2004	2005	2004
	in %	in %	in %	in %
Deutschland	48	53	39	45
Österreich und CEE	34	30	37	33
Corporates & Markets	17	15	23	19
Sonstige	1	2	1	3
Summe	**100**	**100**	**100**	**100**

[1] HVB Group ohne RER-induzierte Portfoliobestände; Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005.

Finanzderivate werden in der HVB Group überwiegend zur Steuerung von Marktpreisrisiken (insbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB Group betrug zum Jahresende 2005 insgesamt rund 2615 Mrd €. Es setzt sich zusammen aus 1952,5 Mrd € (74,6%) zinsbezogenen Geschäften, 323,3 Mrd € (12,4%) währungsbezogenen Geschäften, 197,6 Mrd € (7,6%) aktien-/-indexbezogenen Geschäften, 139,7 Mrd € (5,3%) Kreditderivaten sowie 2,3 Mrd € (0,1%) sonstigen Derivaten (hier: Edelmetall-, Rohwaren- und Wetterderivate).

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisikorelevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB Group im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum Jahresende 2005 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 47,5 Mrd € (31. Dezember 2004: 48,1 Mrd €).

Entsprechend dem bankaufsichtsrechtlichen Grundsatz I errechnen sich daraus – unter Berücksichtigung von bestehenden rechtlich durchsetzbaren bilateralen Netting-Vereinbarungen sowie erhaltenen Sicherheiten – Kreditäquivalente (Kontrahentenrisiko incl. Add-On) in Höhe von 19,5 Mrd € (31. Dezember 2004: 18,2 Mrd €); nach Bonitätsgewichtung verbleiben 5,4 Mrd € (31. Dezember 2004: 4,7 Mrd €).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivategeschäfts bzw. Kreditderivategeschäfts der HVB Group.

Anteil der Bonitätsklassen 9 und 10 am Kredit- und Kontrahentenexposure nach Geschäftsfeldern[2]


2005 und 2004 – in %
5,0
3,75
2,5
1,25
3,7
3,1
3,8
4,4
2,0
2,8
2005
2004
Deutschland
Österreich und CEE
Corporates & Markets

Kreditrisikovorsorgequote[1, 2] nach Geschäftsfeldern


in %
0,6
0,4
0,2
0
–0,2
0,61
0,40
0,06
0,35
0,25
–0,07
2005
2004
Deutschland
Österreich und CEE
Corporates & Markets

[1] Kreditrisikovorsorge (Nettozuführung bezogen auf das Kredit- und Kontrahentenexposure).
[2] Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005.

Derivategeschäft

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2005	2004	2005	2004	2005	2004
Zinsbezogene Geschäfte	**848 544**	**674 130**	**429 860**	**1 952 534**	**2 055 621**	**37 310**	**36 698**	**37 668**	**37 399**
OTC-Produkte									
Forward Rate Agreements	90 926	8 282	—	99 208	142 170	48	70	56	72
Zinsswaps	565 231	587 025	389 313	1 541 569	1 588 417	34 239	34 600	34 429	35 083
Zinsoptionen									
– Käufe	28 567	32 866	19 325	80 758	73 904	3 021	2 017	—	—
– Verkäufe	28 421	31 508	20 790	80 719	74 655	—	—	3 177	2 242
Sonstige Zinskontrakte	9 231	753	411	10 395	1 401	2	11	6	2
Börsengehandelte Produkte									
Zinsfutures	53 142	13 060	21	66 223	61 909	—	—	—	—
Zinsoptionen	73 026	636	—	73 662	113 165	—	—	—	—
Währungsbezogene Geschäfte	**238 266**	**59 720**	**25 312**	**323 298**	**296 109**	**4 542**	**7 835**	**4 949**	**9 851**
OTC-Produkte									
Devisentermingeschäfte	175 164	11 636	23	186 823	190 871	2 631	5 656	2 988	6 444
Zins-/Währungsswaps	13 857	43 078	24 981	81 916	53 985	1 237	1 624	1 473	2 831
Devisenoptionen									
– Käufe	26 500	2 552	150	29 202	25 051	674	555	—	—
– Verkäufe	22 745	2 454	158	25 357	26 202	—	—	488	576
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**84 705**	**105 286**	**7 614**	**197 605**	**139 341**	**4 699**	**3 263**	**5 434**	**3 113**
OTC-Produkte									
Aktien-/Indexswaps	—	—	—	—	—	—	—	—	—
Aktien-/Indexoptionen									
– Käufe	27 474	31 416	1 411	60 301	39 960	4 669	3 235	—	—
– Verkäufe	29 392	49 885	3 732	83 009	60 722	—	—	5 359	3 092
Sonstige Aktien-/Indexkontrakte	366	486	356	1 208	4 321	30	28	75	21
Börsengehandelte Produkte									
Aktien-/Indexfutures	10 118	—	—	10 118	4 494	—	—	—	—
Aktien-/Indexoptionen	17 355	23 499	2 115	42 969	29 844	—	—	—	—
Kreditderivate[1]	**25 395**	**84 094**	**30 199**	**139 688**	**53 353**	**903**	**411**	**1 743**	**1 206**
Sonstige Geschäfte	**600**	**1 366**	**324**	**2 290**	**355**	**117**	**15**	**122**	**13**
Summe	**1 197 510**	**924 596**	**493 309**	**2 615 415**	**2 544 779**	**47 571**	**48 222**	**49 916**	**51 582**

[1] Details zu den Kreditderivaten sind den nachfolgenden Tabellen »Kreditderivate« bzw. »Kreditderivate nach Referenzaktiva« zu entnehmen.

Derivategeschäft nach Kontrahentengruppen

in Mio €	Marktwert			
	Positiv		Negativ	
	2005	2004	2005	2004
OECD-Zentralregierungen (und Notenbanken)	337	199	286	174
OECD-Banken	41 072	42 062	42 805	44 965
OECD-Finanzinstitute	3 598	3 365	5 496	4 284
Nicht-OECD-Zentralregierungen (und Notenbanken)	76	1	—	8
Nicht-OECD-Banken	31	138	89	131
Nicht-OECD-Finanzinstitute	51	60	59	7
Sonstige Unternehmen und Privatpersonen	2 406	2 397	1 181	2 013
Summe	**47 571**	**48 222**	**49 416**	**51 582**

Kreditderivate

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2005	2004	2005	2004	2005	2004
Anlagebuch	**474**	**3 134**	**11 395**	**15 003**	**13 484**	**235**	**9**	**804**	**427**
Sicherungsnehmer									
Credit Default Swaps	372	1 207	8 560	10 139	9 883	163	8	10	13
Total Return Swaps	—	—	2 000	2 000	2 000	—	—	343	240
Credit Linked Notes	44	126	91	261	174	—	—	254	172
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	58	1 787	705	2 550	1 427	19	1	197	2
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	—	14	39	53	—	53	—	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**24 921**	**80 960**	**18 804**	**124 685**	**39 869**	**668**	**402**	**939**	**779**
Sicherungsnehmer									
Credit Default Swaps	3 843	39 956	10 413	54 212	17 112	248	6	236	175
Total Return Swaps	8 944	876	401	10 221	4 633	4	116	173	5
Credit Linked Notes	—	153	—	153	477	—	—	153	478
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	3 539	39 154	7 790	50 483	13 263	221	180	374	6
Total Return Swaps	8 593	787	198	9 578	4 289	171	2	3	115
Credit Linked Notes	2	34	2	38	95	24	98	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**25 395**	**84 094**	**30 199**	**139 688**	**53 353**	**903**	**411**	**1 743**	**1 206**

Kreditderivate nach Referenzaktiva

in Mio €	Nominalvolumen					
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2005	Summe 2004
Öffentliche Anleihen	4940	123	46	—	5109	1626
Unternehmensanleihen	51696	20576	453	—	72725	40505
Aktien	—	—	—	—	—	—
Sonstige Aktiva	60749	1100	5	—	61854	11222
Summe	**117385**	**21799**	**504**	**—**	**139688**	**53353**

Emittentenrisiko nach Bonitätsklassen[1]

Bonitätsklasse	2005 in Mrd €	2004 in Mrd €
Adressrisikofrei	19,2	15,3
Nicht geratet	4,7	3,8
Bonitätsklassen 1–4	55,6	43,3
Bonitätsklassen 5–8	1,8	0,9
Bonitätsklassen 9–10	<0,1	<0,1
Summe	**81,4**	**63,3**

[1] Inanspruchnahme

Entwicklung des Länderrisikos im Jahresvergleich

Im Berichtsjahr stieg das länderrisikorelevante Exposure um 12,0 Mrd € auf 100,7 Mrd € an. Rund 1,8 Mrd € des Anstiegs sind auf Geschäftsausweitungen in risikolosen, hoch entwickelten Ländern (Bonitätsklasse 1) zurückzuführen, welche überwiegend in den Regionen Westeuropa und Nordamerika zu finden sind. Insgesamt entfallen damit rund 59% des Gesamtexposures auf diese Länder.

Rund 10,2 Mrd € des Anstiegs verteilen sich auf risikobehaftete Bonitätsklassen (schlechter als 1), wobei der Großteil davon (rund 5,2 Mrd €) auf die relativ risikoarmen Cayman Islands (Bonitätsklasse 2) entfällt, die der Region Mittel- und Südamerika zugeordnet werden.

Insgesamt blieb die konservative Struktur des Länderrisiko-Portfolios im Vergleich zum Vorjahr nahezu konstant. Rund 95,2% des länderrisikorelevanten Exposures betreffen Länder mit den Bonitätsklassen 1–4 (entspricht Investmentgrade). Von den übrigen rund 4,8% bzw. 4,8 Mrd € entfallen rund 4 Mrd € auf Länder der Bonitätsklasse 5.

Im Rahmen der EU-Erweiterung wurde die HVB-Strategie »Konzentration auf die Kernmärkte in Mittel- und Osteuropa« weiterhin konsequent verfolgt. Im Zuge des wirtschaftlichen Aufschwungs dieser Länder wurde das Exposure in der Region Osteuropa um 4,6 Mrd € gesteigert.

Länderexposure[1] und Länder-Value-at-Risk nach Bonitätsklassen

Bonitätsklasse	Exposure 2005 in Mio €	Exposure 2004 in Mio €	Value-at-Risk 2005 in Mio €	Value-at-Risk 2004 in Mio €
Bonitätsklassen 1–4	95850	85398	115	67
Bonitätsklassen 5–8	4771	3170	76	39
Bonitätsklasse 9	51	70	8	9
Summe	**100672**	**88638**	**199**	**115**

[1] Nach Sicherheiten; ohne wertberichtigte Geschäfte.

Länderexposure[1] nach Regionen und Produktkategorie

Regionen	Kreditgeschäft		Handelsgeschäft		Emittentenrisiko		Gesamt	
	2005	2004	2005	2004	2005	2004	2005	2004
	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €
Afrika	755	502	203	48	8	33	966	583
Asien/Pazifik	4989	3952	6395	9180	691	822	12075	13954
Mittel- und Südamerika	3070	3136	8010	2527	1306	1514	12386	7177
Nordamerika	5054	5076	6934	5555	2891	2580	14879	13211
Westeuropa	14551	11731	26148	26517	1709	2087	42408	40335
Osteuropa	11885	8284	5372	3840	701	1254	17958	13378
Summe	**40304**	**32681**	**53062**	**47667**	**7306**	**8290**	**100672**	**88638**

Top-Ten-Länder nach Exposure[1] über alle Bonitätsklassen

Land	Exposure	Exposure	Value-at-Risk	Value-at-Risk
	2005	2004	2005	2004
	in Mio €	in Mio €	in Mio €	in Mio €
Großbritannien	32449	31094	0,0	0,0
USA	12078	10290	0,0	0,0
Cayman Islands, Off-Shore	7138	1459	20,2	1,4
Schweiz	5757	5341	0,0	0,0
Cayman Islands, On-Shore	3700	4202	4,1	5,0
Japan	3055	5545	0,0	0,0
Polen	2473	2149	7,7	5,4
Kanada	2337	1891	0,0	0,0
Russland	1989	1060	9,8	3,0
Türkei	1912	1149	16,9	9,0
Summe	**72888**	**64180**	**58,7**	**23,8**

[1] Nach Sicherheiten;
ohne wertberichtigte Geschäfte.

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit-Spread-Risiko zusammen.

Das Management unserer Marktrisiken erfolgt im Geschäftsfeld Corporates & Markets sowie in den jeweiligen Treasury- oder Asset-Liability-Einheiten unserer Konzerntöchter.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Seit März 2005 wird auf Grund der gemeinsamen Steuerung von Handels- und Bankbüchern auch der Value-at-Risk zusammengefasst dargestellt. Die Risiken aus Handelsbüchern werden für aufsichtsrechtliche Zwecke weiterhin separat ausgewiesen. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird dieser Value-at-Risk analog zu den anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir in der HVB AG ein internes Modell im Full Use, das zum Jahresende aufsichtsrechtlich vollständig anerkannt wurde. Das Modell beruht auf einem Monte-Carlo-Simulationsansatz.

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte (VaR) mit den aus den Positionen errechneten Marktwertänderungen (hypothetische P/L) verglichen werden. Auf HVB AG-Ebene wurde das Backtesting im Jahresverlauf 2005 im Zuge der Hinzunahme weiterer Risikokategorien sukzessive erweitert. So werden seit April 2005 erstmals Fremdwährungsrisiken und seit August 2005 Aktienrisiken mittels unseres internen Modells gerechnet. Die Ergebnisse des Backtestings bestätigen die hohe Qualität unseres internen Risikomodells.

Darüber hinaus werden im Konzern angemessene Verfahren wie beispielsweise ein Varianz-Kovarianz-Ansatz verwendet. In der Bank Austria Creditanstalt-Gruppe haben wir in 2005 ein internes Modell zur Berechnung des Value-at-Risk eingeführt. Dabei handelt es sich um ein Simulationsmodell (Monte Carlo und Historische Simulation), in dem neben Credit Spreads nun auch Korrelationen zwischen den Risikokategorien berücksichtigt werden.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig konzernweite Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen. Die Spanne der untersuchten Szenarien reicht von starken Veränderungen der Zins-, Devisen- oder Aktienmärkte bis zum Schock der zugrunde liegenden Volatilitäten. Für die HVB AG werden darüber hinaus weitere Szenarien betrachtet, wie die Ausweitung von Credit-Spreads oder die Verzerrung der Korrelationen.

Risikoüberwachung
Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Konzernvorstand genehmigt und dürfen nicht überschritten werden.

Eventuelle Limitüberschreitungen in Teilportfolien werden unmittelbar eskaliert und ihre zeitnahe Rückführung überwacht. In 2005 traten keine wesentlichen Limitüberschreitungen auf. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch intraday die Risikosituation.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste im Konzern informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, informiert.

Quantifizierung und Konkretisierung
Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB Group die in der folgenden Tabelle aufgezeigten Marktrisiken. Die Verringerung der Marktrisiken resultiert aus der Integration der Fremdwährungs- und Aktienrisiken der HVB AG in das Interne Modell.

Das Risikokapital für Marktrisiken liegt mit 0,28 Mrd € dagegen gegenüber dem Vorjahr auf unverändertem Niveau, da den nun auch aufsichtsrechtlich anerkannten Verbesserungen des Internen Modells bei der internen Berechnung des Risikokapitals bereits Rechnung getragen wurde.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 36 Mio € (Vorjahr: 38 Mio €, eintägige Haltedauer). Die Risikoreduktion durch die nun vollständig Monte-Carlo-basierte VaR-Berechnung für die HVB AG wurde teilweise durch die Erstkonsolidierung der Closed Joint Stock Company International Moscow Bank im Konzernrisiko kompensiert.

Backtesting Internes Modell Handelsaktivitäten HVB AG 2005


in Mio €
20
10
0
–10
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
VaR
–VaR
Hypothetische P/L

Marktrisiko der Handelsaktivitäten

Value-at-Risk, Konfidenzniveau 99%, Haltedauer: 1 Tag

in Mio €	Durchschnitt 2005[1]	31.12.2005	30.9.2005	30.6.2005	31.3.2005	31.12.2004
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	20	23	21	22	15	13
Währungsbezogene Geschäfte	15	9	7	13	29	25
Aktien-/Indexbezogene Geschäfte	42	14	15	73	66	74
Diversifikationseffekt[2]	–12	–17	–12	–20	—	—
Summe	**65**	**29**	**31**	**88**	**110**	**112**

[1] Arithmetisches Mittel.
[2] Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

3 Liquiditätsrisiko

Risikomanagement

Beim Liquiditätsrisiko wird zwischen drei Risikokategorien differenziert:

- Das kurzfristige Liquiditätsrisiko (Liquiditätsrisiko im engeren Sinne) repräsentiert die Gefahr, dass die Bank ihren anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen kann.
- Das Refinanzierungsrisiko repräsentiert die Gefahr, dass zusätzliche Refinanzierungsmittel nur zu erhöhten Marktzinsen beschafft werden können.
- Das Marktliquiditätsrisiko repräsentiert die Gefahr, dass Vermögenswerte nur mit Abschlägen am Markt liquidiert werden können.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Group Asset Liability Management koordiniert und nachgehalten.

Das Management des Marktliquiditätsrisikos obliegt im Rahmen ihres definierten Marktauftrages den Verantwortlichen der jeweiligen Handelsportfolios. Infolgedessen geht es in die Erhebung des Marktrisikos ein, und es ist auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Messmethodik

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow-Reports erstellt und gegen die vorhandenen Liquiditätsreserven gerechnet, die sich vor allem aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Auf der Grundlage dieser beiden Komponenten werden für die wichtigsten Konzerneinheiten kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt.

Basierend auf den Liquiditätsprofilen der Konzerneinheiten werden darüber hinaus Stress-Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst. Neben dieser internen Messmethodik unterliegen wir für das kurzfristige Liquiditätsrisiko den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II.

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten Fundingziele stellen eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sicher.

Risikoüberwachung
Die konzernweite Überwachung unserer Liquiditätssituation ist in unserem Group Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Cashflow-Gaps über alle Laufzeiten. Damit identifizieren wir offene Liquiditätsrisiken frühzeitig und begrenzen Inkongruenzen durch Limite und Fundingziele. Die erteilten Limite werden täglich auf ihre Einhaltung hin überprüft. Für definierte Stress-Situationen halten wir angemessene Liquiditätsreserven vor. Die aus den Fundingzielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Group Treasury Management kostenoptimiert umgesetzt.

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury-Einheiten, die regelmäßig an den Bereich Group Asset Liability Management berichten.

Das Group Asset Liability Committee und der Konzernvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse regelt sowie potenzielle Gegenmaßnahmen beschreibt.

Quantifizierung und Konkretisierung
Die Rahmenbedingungen an den Geld- und Kapitalmärkten waren im Berichtsjahr weiterhin günstig. Die Risikozuschläge bei den Refinanzierungskosten haben sich am Kapitalmarkt gegenüber 2004 nochmals leicht reduziert. Die Liquiditätsausstattung am Geldmarkt kann insbesondere in den kurzen Laufzeiten als zufriedenstellend bezeichnet werden.

Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2005 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 16,9 Mrd € im Konzern ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende auf 13,6 Mrd €.

Die Anforderungen des aufsichtsrechtlichen Grundsatzes II wurden von den betroffenen Konzerneinheiten im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2005 für die HVB AG 18,9 Mrd €.

Das Refinanzierungsrisiko der HVB Group ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit ist auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäfts jederzeit möglich. Im Jahr 2005 wurde seitens der HVB Group ein Volumen von 18,5 Mrd € längerfristig refinanziert. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert eines der wichtigsten Instrumente dar.

Diversifikation der Passiva der HVB Group[1]

in %


Besicherte Anleihen 12
Handelspassiva 12
Repos & Zentralbanken 9
Sonstiges Funding[2] 5
Eigenkapital 3
Andere Kundeneinlagen 14
Retail Einlagen 15
Unbesichertes Funding[2] 27
Sonstige 3

[1] Bilanzsumme 494 Mrd €. Besicherte Anleihen und Unbesichertes Funding gemäß nachstehender Tabellen.

[2] Inklusive Einlagen von nicht konsolidierten Konzernunternehmen und Sonderrefinanzierungen (z. B. KfW).

Verteilung besicherte Anleihen

	in Mrd €
Hypothekenpfandbriefe	22,5
Jumbo-Hypotheken	24,7
Öffentliche Pfandbriefe	7,6
Jumbos Öffentlich	2,7
Summe	**57,5**

Verteilung unbesichertes Funding

	in Mrd €
Schuldscheindarlehen	23,4
Bankeneinlagen	45,7
Certificates of Deposit und Commercial Paper	7,2
Andere verbriefte Verbindlichkeiten	
(Kapitalmarkt)	41,3
Nachrangige Verbindlichkeiten	
(Kapitalmarkt)	17,6
Summe	**135,2**

4 Operationelles Risiko

Risikomanagement

Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Diese Definition gemäß Basel II beinhaltet auch Rechtsrisiken.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung der jeweiligen Geschäftsfelder bzw. unserer Zentral- und Dienstleistungsbereiche. Die Aktivitäten orientieren sich dabei an einem bankintern definierten, toolunterstützten Operational Risk Management-Prozess, welcher seit 2004 konzernweit umgesetzt wird. Hierbei werden auch die Anforderungen von Basel II, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk« des Baseler Ausschusses berücksichtigt.

Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Analyse, Bewertung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Konzernbereich Recht zuständig. Im Rahmen seiner Corporate-Center-Funktion überwacht er die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung durch die zur HVB Group gehörenden Gesellschaften. Dies erfolgt in enger Zusammenarbeit mit den Rechtsabteilungen der jeweiligen Konzerngesellschaften, soweit vorhanden.

Messmethodik

Zur Quantifizierung des operationellen Risikos der HVB AG setzen wir den »Loss Distribution Approach« ein. Dabei verwendet unser Quantifizierungsmodell interne und externe Verlustdaten, um die Verlustverteilungen zu bestimmen. Der Datenmangel in bestimmten Bereichen wird durch Szenarioanalysen ausgeglichen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse ermittelt. Durch die Berücksichtigung interner Kontrollfaktoren und Geschäftsumfeldfaktoren werden die Verlustverteilungen bzw. die Messergebnisse an das aktuelle Risikoprofil angepasst.

Hierbei fließt auch die Kontroll- und Prozessqualität der einzelnen Einheiten, welche im Rahmen eines jährlichen Control-Self-Assessments ermittelt wird, als gegenwartsbezogener Qualitätsscore in die Messung ein. Auf Basis des so gemessenen operationellen Risikos der HVB AG werden die Risikowerte der Konzerntöchter abgeleitet und um die auf Basis vergleichbarer Methoden ermittelten Werte der Bank Austria Creditanstalt-Gruppe ergänzt.

Hinsichtlich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung in der HVB Group werden wir im Rahmen von Basel II den Partial Use des »Advanced Measurement Approach« mit allen diesbezüglichen Anforderungen für die HVB AG, Bank Austria Creditanstalt AG und ausgewählte Konzernunternehmen umsetzen. Die endgültige Entscheidung über den Umfang des Partial Use und den Einführungszeitpunkt wird gemeinsam mit der UniCredit Gruppe getroffen werden.

Risikoüberwachung
Im Rahmen eines regelmäßigen Berichtswesens werden der Chief Risk Officer, der Konzernvorstand sowie der Risikoausschuss des Aufsichtsrats durch Group Risk Control über die Entwicklung der identifizierten wesentlichen operationellen Risiken sowie über den Umfang aufgetretener Verlustereignisse informiert. Damit werden die Grundlagen für gegebenenfalls erforderliche Maßnahmen geliefert.

In 2005 wurde zur Überwachung von wesentlichen Risiken ein indikatorengestütztes Frühwarnsystem implementiert.

Quantifizierung und Konkretisierung
Das Risikokapital für operationelle Risiken der HVB Group beträgt zum Jahresultimo 1,1 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste in der HVB Group folgende Maßnahmen hervorzuheben:

Geschäftsfelder:
- Im Geschäftsfeld Corporates & Markets wurde unter anderem im Bereich der Wertpapierprozesse die gesamte Schnittstelle zur Abwicklung neu gestaltet und der Automatisierungsgrad deutlich erhöht. Des Weiteren wurde der Neuprodukt-Prozess für Handelsaktivitäten weltweit standardisiert. Prozessoptimierungen bei der aktiven Steuerung des Kreditportfolios führten dort zur signifikanten Reduzierung möglicher operationeller Risiken. Weitere Risiko mindernde Maßnahmen wurden unter anderem im Bereich Settlement und Liquiditätssteuerung im Devisengeschäft umgesetzt.

- Im Geschäftsfeld Deutschland wurden Self-Assessments einschließlich der Erhebung von Maßnahmen zur Risikoreduzierung in relevanten Produktgruppen (unter anderem Wertpapiergeschäft, Zahlungsverkehr) durchgeführt.

- Innerhalb der Bank Austria Creditanstalt-Gruppe erfolgte der Aufbau einer neu gestalteten Sicherheitsorganisation (Informations- und Personensicherheit) mit einem Security Management Board und einem Konzern Security Office.

Bewältigung von Krisensituationen:
- Die Leistungsfähigkeit der Krisen- und Notfallorganisation der HVB Group wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt.

- Des Weiteren wurde ein neues Notfall- und Krisenhandbuch als einheitliche Grundlage für das Business Continuity Management entwickelt und fortgeführt.

- Im Geschäftsfeld Deutschland wurde in 2005 der Notfallmanagementprozess weiter optimiert. Anhand des »2-Standort-Konzepts für zentrale Server« wurden Client/Server-Anwendungen K-Fall-fähig aufgebaut. Für das gesamte Geschäftsfeld wurde ein Störungsfallmanagement implementiert und das Risikomanagement hinsichtlich operationeller Risiken und des Business Continuity Managements durch die TÜV Management Service GmbH zertifiziert.

IT-Risiken:
- Trotz steigenden Aufkommens von Computerviren gab es keinen Vorfall in der HVB Group. Die gewählte Strategie mit zwei unabhängigen Providern von Virenscannern und das mehrstufige Scannen haben sich somit wieder bewährt.

- Das Computer Emergency Response Team hat ebenfalls mit seiner umgehenden Analyse von Schwachstellenwarnmeldungen und den zur Verfügung gestellten Security Patches insbesondere im Microsoft-Umfeld einen großen Beitrag zur IT-Sicherheit geleistet.

Rechtliche Risiken
Immobilienfinanzierungen/Finanzierung des Erwerbs von Immobilienfonds
- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen. Nach den gesetzlichen Regeln und der entsprechenden Ansicht der Rechtsprechung des Bundesgerichtshofs (BGH) muss der Kunde die Darlehensvaluta auch nach einem Widerruf einschließlich einer marktüblichen Verzinsung an die Bank zurückzahlen. An dieser Sachlage ändert auch die Entscheidung des Europäischen Gerichtshofs (EuGH) vom 25. Oktober 2005 nichts. Danach verstoßen die in Deutschland geltenden gesetzlichen Regelungen hinsichtlich der Verpflichtung zur sofortigen Rückzahlung der Darlehensvaluta einschließlich Zinsen nach einem Widerruf des Darlehensvertrags nicht gegen europäisches Recht. Die vom EuGH darüber hinaus in bestimmten Fällen geforderte Übernahme des Anlagerisikos auf Grund nicht erfolgter Aufklärung über ein Widerrufsrecht durch die Bank ist nach unserer Auffassung in Deutschland auf Grund fehlender gesetzlicher Regelungen durch die Rechtsprechung rückwirkend nicht umsetzbar, so dass für Fälle aus der Vergangenheit keine negativen Auswirkungen zu befürchten sind. Die Bank behält auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte.

- Aus Sicht der HVB AG führen auch die Entscheidungen des Zweiten Zivilsenats des BGH, der sich mit der Finanzierung des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer zu befassen hatte, nicht zu einer anderen Einschätzung der Rechtslage bei den von Dritten vermittelten Darlehen zum Zwecke des Erwerbs einer Immobilie. In weiteren Entscheidungen zu nicht grundschuldgesicherten Darlehen zum Zwecke des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer hat der Zweite Zivilsenat des BGH entschieden, dass die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden hat, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können. Auch bei der Finanzierung von Anteilen an Immobilienfonds wirkt sich die Unwirksamkeit einer erteilten Vollmacht dann nicht auf den Darlehensvertrag aus, wenn die Bank auf den Bestand der Vollmacht vertrauen konnte.

Verfahren von Aktionären der HVB AG

- Im November 2002 hatte der Bundesgerichtshof (BGH) den Hauptversammlungsbeschluss zur Wahl des Abschlussprüfers der HVB AG für das Geschäftsjahr 1999 wegen der Besorgnis der Befangenheit für unwirksam erklärt. Von Aktionären gegen die Wirksamkeit der Jahresabschlüsse für die Geschäftsjahre 1999 bis 2002 aus diesem Grunde in verschiedenen Verfahren erhobene Einwände waren in allen Instanzen erfolglos.
- Gegen die Wahl der Anteilseignervertreter in den Aufsichtsrat auf der Hauptversammlung unserer Bank vom 14. Mai 2003 wurde Anfechtungsklage erhoben mit der Begründung, die seinerzeitige »Blockwahl« sei unzulässig gewesen. Das Landgericht München I hatte mit Urteil vom 15. April 2004 der Anfechtungsklage stattgegeben. Nachdem die Vertreter der Anteilseigner vom Amtsgericht München gerichtlich bestellt und in der Hauptversammlung vom 29. April 2004 für die restliche Dauer der Amtszeit erneut im Wege der Einzelwahl gewählt worden waren, hat die Bank die Berufung gegen das Urteil vom 15. April 2004 zurückgenommen. Damit steht rechtskräftig fest, dass die Wahl der Anteilseignervertreter in den Aufsichtsrat der HVB AG vom 14. Mai 2003 unwirksam war. Da der Aufsichtsrat in seiner Sitzung vom 25. Februar 2004 die seit dem 14. Mai 2003 gefassten Beschlüsse wiederholt und bestätigt hat, hat dies keine Auswirkungen auf die vom Aufsichtsrat in der Zeit nach dem 14. Mai 2003 gefassten Beschlüsse.
- Aktionäre haben gegen die Entlastung des Aufsichtsrats für das Geschäftsjahr 2003, die erneute Wahl der Anteilseignervertreter in den Aufsichtsrat sowie die Wahl des Abschlussprüfers für das Geschäftsjahr 2004 auf der Hauptversammlung unserer Bank vom 29. April 2004 ebenfalls Anfechtungsklage erhoben. Die Klage wurde auch in zweiter Instanz vom OLG München mit Urteil vom 18. Januar 2006 abgewiesen.
- Ein Aktionär hat des Weiteren in einem gesonderten Verfahren die Nichtigkeit des Jahresabschlusses 2004 geltend gemacht mit der Begründung, der Abschlussprüfer in der Hauptversammlung 2004 sei nicht wirksam vorgeschlagen und gewählt worden. Auf Grund der vorgenannten Entscheidung des OLG München vom 18. Januar 2006 gehen wir davon aus, dass die Klage auch insoweit keinen Erfolg haben wird.
- Ein Teil der Anfechtungskläger hat schließlich beantragt, die im Frühjahr 2004 durchgeführte Kapitalerhöhung im Handelsregister wieder zu löschen, da die registergerichtliche Bestellung der Aufsichtsratsmitglieder in 2004 sowie die Jahresabschlüsse der HVB nichtig seien. Im Hinblick auf den Ausgang der vorgenannten Verfahren gehen wir davon aus, dass das Registergericht München den Antrag zurückweisen wird.
- Des Weiteren haben Aktionäre gegen Beschlüsse der Hauptversammlung unserer Bank vom 12. Mai 2005 Anfechtungsklage erhoben. Soweit die Klage sich gegen die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 richtet, hat das LG München mit Urteil vom 22. Dezember 2005 der Klage stattgegeben, da der Bericht des Aufsichtsrats die Rücknahme der Berufung gegen das Urteil des LG München I vom 15. April 2004 und die daraus folgende Unwirksamkeit der Wahl 2003 nicht erwähnt habe; insoweit ist das Urteil rechtskräftig. Die Nichtentlastung der Aufsichtsratsmitglieder in der Hauptversammlung vom 12. Mai 2005 hat keine materiellen Auswirkungen für die Bank. Die Klage gegen die Wahl von Aufsichtsratsmitgliedern und des Abschlussprüfers hat das LG München I mit Urteil vom 22. Dezember 2005 abgewiesen; die Kläger haben gegen das Urteil Berufung eingelegt.

Squeeze-out Vereins- und Westbank AG

- Die außerordentliche Hauptversammlung der Vereins- und Westbank AG vom 24. Juni 2004 hatte die Übertragung der Aktien der Minderheitsaktionäre der Vereins- und Westbank AG auf die HVB AG gegen Zahlung einer Barabfindung in Höhe von 25,00 € beschlossen. Obwohl nach unserer Überzeugung die Hauptversammlung ordnungsgemäß und ohne Verfahrensfehler abgewickelt worden war, hatten wir uns im Interesse einer raschen Integration im Rahmen eines Prozessvergleichs verpflichtet, nach Erledigung der Anfechtungsklagen den Minderheitsaktionären der Vereins- und Westbank AG eine Barabfindung von 26,65 € je Stückaktie (die »26,65-Abfindung«) zu zahlen und diese Abfindung ab dem Tag der Eintragung des Übertragungsbeschlusses in das Handelsregister der Vereins- und Westbank AG zu verzinsen. Ungeachtet dessen haben zahlreiche Minderheitsaktionäre von ihrer Möglichkeit Gebrauch gemacht, die 26,65-Abfindung in einem Spruchverfahren gemäß § 1 Nr. 3 SpruchG überprüfen zu lassen. Mit Beschluss vom 2. März 2006 hat das LG Hamburg die Abfindung auf 37,20 € je Stückaktie festgesetzt, wobei das Gericht bei wesentlichen Parametern abweichende Schätzungen vorgenommen hat. Wir beabsichtigen Rechtsmittel gegen diese Entscheidung einzulegen und gehen davon aus, dass allenfalls wesentlich geringere Zuzahlungen an die ausgeschlossenen Aktionäre der Vereins- und Westbank AG erfolgen müssen.

Vom Insolvenzverwalter eines Firmenkunden geltend gemachte Ansprüche

- Im Jahr 2002 stellte ein Firmenkunde der HVB AG Antrag auf Insolvenzeröffnung. Der Insolvenzverwalter machte daraufhin außergerichtlich Ansprüche gegen ein aus mehreren Banken bestehendes Konsortium geltend. Die HVB AG war an diesem Konsortium in einer Größenordnung von ca. 9,25% der ausstehenden Kreditfazilitäten aller Banken beteiligt. Die Konsortialbanken beauftragten einen Insolvenzrechtsspezialisten mit der Prüfung der in diesem Zusammenhang auftretenden Fragen. Dieser schätzt die Rechtsstellung des Insolvenzverwalters als nicht sehr stark ein und riet den Konsortialbanken, die außergerichtlich geltend gemachten Ansprüche zurückzuweisen. Derzeit ist der Ausgang bezüglich der außergerichtlich geltend gemachten Ansprüche unsicher. Obgleich wir der Auffassung sind, dass die vorstehend bezeichneten Ansprüche unbegründet sind, würde eine erfolgreiche Klage seitens des Insolvenzverwalters die HVB AG mit einem unteren dreistelligen Mio-Betrag in € belasten.

EU-Kartellverfahren

- Im Dezember 2001 belegte die Europäische Kommission die HVB AG und ihre Tochtergesellschaft Vereins- und Westbank AG mit Geldbußen in Höhe von insgesamt ca. 31 Mio € für angebliche rechtswidrige Preisabsprachen in Bezug auf die im Sortengeschäft erhobenen Gebühren für den Umtausch der nationalen Währungen zukünftiger Mitgliedstaaten der Europäischen Währungsunion. Der Bescheid wurde vom Europäischen Gericht (EuG) in erster Instanz im November 2004 aufgehoben; hiergegen hat die Europäische Kommission Einspruch eingelegt. Da sich aus den Gründen der EuG-Entscheidung ergibt, dass die Grundlagen, auf die die Europäische Kommission ihre Entscheidung gestützt hatte, nicht ausgereicht hätten, eine Geldbuße zu verhängen, gehen wir davon aus, dass diese Entscheidung in Rechtskraft erwachsen wird.
- Im Juni 2002 belegte die Europäische Kommission die Bank Austria Creditanstalt AG wegen angeblicher rechtswidriger Absprachen in Bezug auf Zinssätze, Preise verschiedener Bankprodukte für Retailkunden sowie andere Konditionen mit einer Geldbuße in Höhe von ca. 30 Mio €. Auch sieben weitere österreichische Banken wurden in diesem Zusammenhang mit Geldbußen in Höhe von insgesamt ca. 94 Mio € belegt. Die Bank Austria Creditanstalt AG hat beim Europäischen Gericht erster Instanz Rechtsmittel gegen die Auferlegung und Höhe der Geldbuße eingelegt. Derzeit ist der Ausgang dieses Verfahrens ungewiss.
- Österreichische Konsumentenschutzverbände und Politiker haben angekündigt, möglicherweise Schadensersatzforderungen gegen die in den vorgenannten Verfahren beteiligten Banken, einschließlich der Bank Austria Creditanstalt AG, geltend zu machen. Nach unserer Einschätzung ist es vom rechtlichen Standpunkt her ungewiss, ob ein Verstoß gegen Artikel 81 des EG-Vertrags zu zivilrechtlichen Schadensersatzforderungen einzelner Kunden berechtigt, und wir erachten solche Klagen auch im Übrigen aus verschiedenen Gründen als unbegründet. Darüber hinaus behaupten österreichische Konsumentenschutzverbände, dass österreichische Banken durch Berechnung zu hoher Zinsen und Gebühren gegenüber ihren Kunden gegen österreichische Konsumentenschutzgesetze verstoßen haben. Ob und in welchem Ausmaß solche Behauptungen gerechtfertigt sind, hängt von den Umständen des Einzelfalls und einer Reihe rechtlicher Aspekte ab, die bislang noch nicht abschließend von den österreichischen Gerichten geklärt wurden. Wir gehen davon aus, dass durch die Erklärung der Bank Austria Creditanstalt AG, sich entsprechend den vom Österreichischen Sparkassenverband mit österreichischen Konsumentenschutzverbänden geschlossenen Vergleichsvereinbarungen zu verhalten, nachteilige Konsequenzen für die HVB Group weitgehend vermieden werden.

Deferred Prosecution Agreement USA

- In den Jahren 1996 bis 2002 hatte die Niederlassung New York der HVB AG Kunden von externen Beratern – u. a. der KPMG LLP – entworfene Steuersparmodelle vermittelt. Die zuständigen amerikanischen Behörden beurteilen dies jedoch als Steuerhinterziehung der Kunden. Im Rahmen einer außergerichtlichen Vereinbarung (Deferred Prosecution Agreement) hat die HVB eine Beteiligung hieran eingeräumt und einer Straf- und Entschädigungszahlung in Höhe von zusammen 29,6 Mio USD zugestimmt; im Gegenzug wird die amerikanische Staatsanwaltschaft bei Wohlverhalten der HVB AG nach 18 Monaten die Anklage fallen lassen und keine zusätzlichen Vorwürfe aus den untersuchten Tatbeständen herleiten.

Treuhandanstalt-Verfahren

- Ein gegen die Bank Austria Creditanstalt AG anhängiger Rechtsstreit steht im Zusammenhang mit angeblichen Ansprüchen der Treuhandanstalt, der Vorgängerin der Bundesanstalt für vereinigungsbedingte Sonderaufgaben (»BvS«), gegen die Bank Austria (Schweiz) AG, einer früheren Tochtergesellschaft der Bank Austria Creditanstalt AG. Eine der Behauptungen in diesem Verfahren ist, dass die frühere Tochtergesellschaft an der Veruntreuung von Geldern von Gesellschaften in der früheren DDR mitgewirkt habe. Die BvS fordert Schadensersatz in Höhe von etwa 128 Mio € zuzüglich Zinsen. Wir gehen jedoch davon aus, dass diese Ansprüche unbegründet sind.

Constellation 3 D

- Im Dezember 2002 wurde die Bank Austria Creditanstalt AG neben anderen von der Constellation 3D, Inc. (einem im U.S.-amerikanischen Chapter 11-Insolvenzverfahren befindlichen Schuldner) bei einem Konkursgericht in den USA (U.S. Bankruptcy Court for the Southern District of New York) verklagt. Die Klägerin begehrt von der Bank Austria Creditanstalt Schadensersatz in Höhe von bis zu 45 Mio USD mit der Behauptung, die Bank Austria Creditanstalt AG hätte in Verbindung mit einem Kreditvertrag zwischen dem vorkonkurslichen Hauptaktionär der Klägerin und einem potenziellen Investor rechtswidrig gehandelt. Der Vorwurf umfasst unter anderem die fahrlässige Erteilung falscher Auskünfte und Betrug. Wir sind davon überzeugt, dass diese Behauptungen unbegründet sind.

Voruntersuchung Steuerstrafverfahren Russland

- In Russland sind zwei strafrechtliche Voruntersuchungen wegen behaupteter Steuerhinterziehung und illegaler unternehmerischer Aktivitäten anhängig, die angeblich von einer ehemaligen indirekten Tochtergesellschaft der Bank Austria Creditanstalt AG begangen wurden. Die Voruntersuchungen betreffen auch eine weitere Gesellschaft, an der die Tochtergesellschaft der Bank Austria Creditanstalt AG eine Beteiligung von etwa 25% hielt. Wir können die Möglichkeit nicht ausschließen, dass die Steuerbehörden oder der Käufer der Tochtergesellschaft versuchen werden, die Bezahlung der angeblich noch ausstehenden Steuern, Zinsen sowie Geldbußen von der Zwischenholding der Bank Austria Creditanstalt AG zu fordern oder direkt die Bank Austria Creditanstalt AG hinsichtlich des Gesamtbetrags oder eines Teils der ausstehenden Steuern, Zinsen oder Geldbußen in Anspruch zu nehmen, auch wenn wir nicht der Ansicht sind, dass die Bank Austria Creditanstalt AG diesbezüglich eine Verantwortung trägt.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Messmethodik

Die Messung des Risikokapitals für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Ressortebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswertes repräsentiert.

Risikoüberwachung

Das Risikokapital für Geschäftsrisiko wird vom Bereich Group Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Risikoausschuss des Aufsichtrats berichtet.

Im Rahmen des monatlichen Vorstandsreportings des Bereichs Group Accounting wird die unterjährige Erlös- und Kostenentwicklung der Ressorts als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachgehalten.

Quantifizierung und Konkretisierung

Das ermittelte Risikokapital für das Geschäftsrisiko beläuft sich zum Jahresultimo 2005 auf 1,1 Mrd €.

Das Ende 2004 gestartete Effizienzprogramm »PRO« wird weiterhin planmäßig umgesetzt. Das Programm zielt auf eine nachhaltige Optimierung der Kostenbasis der HVB Group durch eine umfassende Effizienzsteigerung in den Bereichen Zentrale/Stäbe, Kreditprozesse und Transaction Banking. Die bereits für 2005 geplanten Maßnahmeneffekte konnten in voller Höhe realisiert werden. Die mittel- bis langfristig wirkenden Maßnahmen werden weiter vorangetrieben. Dabei ist nicht auszuschließen, dass einzelne – insbesondere strategische – Maßnahmen im Rahmen der Integration in die UniCredit Gruppe inhaltlich oder zeitlich modifiziert werden, um eine gesamtoptimale Wirkung zu erzielen. Daher kann es isoliert betrachtet zu einer zeitlichen Verzögerung bzw. Neugestaltung einzelner Maßnahmen kommen, so dass korrespondierende Synergien erst später als geplant gehoben werden können.

Insgesamt sind wir als neue Bankengruppe jedoch zuversichtlich, die erwarteten Synergien und finanziellen Zielvorgaben zu erreichen. Auf Basis eines von HVB Group und UniCredit Gruppe gemeinsam erarbeiteten detaillierten Integrationsplans soll sowohl die Kostenbasis deutlich optimiert als auch die Ertragskraft in den einzelnen Geschäftsfeldern erhöht werden.

Trotz laufender Überprüfung kann allerdings das Risiko bestehen, dass die Umsetzung der gemeinsamen Strategie auf Ebene der HVB Group nicht vollständig gelingt und sich dies nachteilig auf die Ertragslage der Bank auswirken könnte.

6 Risiko aus bankeigenem Immobilienbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestands resultieren. Dieser umfasst das Portfolio der Immobilienbesitzgesellschaften der HVB AG und deren Objekt- und Beteiligungsgesellschaften sowie die Portfolios der Bank Austria Creditanstalt-Gruppe und weiterer Konzerntöchter.

Die HVB Immobilien AG ist für das Portfoliomanagement, das Immobilienmanagement, die Sanierung, Projektierung, Grundstücksentwicklung sowie für den Verkauf und die Vermietung der von ihr verantworteten Objekte zuständig. Bei unseren operativen Konzerntöchtern – insbesondere der Bank Austria Creditanstalt – erfolgt die Steuerung des Immobilienbesitzes durch die Töchter selbst.

Messmethodik

Die Messung unseres Immobilienrisikos erfolgt auf Basis eines Value-at-Risk-Ansatzes, für den die Marktwerte der Immobilien und historische Volatilitäten herangezogen werden. Die Volatilitäten werden hierbei aus geeigneten Immobilienindizes für Büromietentwicklungen bestimmt. Darüber hinaus werden Risiko mindernde Korrelationen zwischen einzelnen regionalen Immobilienmärkten erfasst.

Risikoüberwachung

Das Risikokapital für Immobilienrisiko wird vom Bereich Group Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Risikoausschuss des Aufsichtsrats berichtet. Gegenstand der Analyse sind dabei vor allem Veränderungen in der Zusammensetzung des Immobilienportfolios.

Bei der HVB Immobilien AG wurde bereits in 2003 ein Risikoüberwachungssystem eingeführt, mit dem sowohl Immobilienrisiken als auch mit dem Unternehmen verbundene bekannte externe und interne Risiken systematisch identifiziert, bewertet, analysiert und überwacht werden. Auch in 2005 ist eine Risikoinventur erfolgt, und diese Inventuren sowie die regelmäßigen Reportings werden weiterhin fortgeführt. Dadurch wird die Risikotransparenz umfassend gewährleistet und das Risikobewusstsein geschärft.

Quantifizierung und Konkretisierung

Das Risikokapital für Immobilienrisiko beläuft sich zum Jahresende 2005 auf 0,35 Mrd €. Unser Immobilienportfolio entfällt dabei schwerpunktmäßig mit 30% auf München sowie 24% auf Wien. Insgesamt entfällt ein wesentlicher Anteil unseres Portfolios auf von der HVB Group eigengenutzte Immobilien.

7 Risiko aus Anteils- und Beteiligungsbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes. Ausgenommen sind hierbei unsere operativen Konzerntöchter, deren Risiken bereits differenziert als Teil der anderen Risikoarten berücksichtigt wurden.

Die Portfoliosteuerung unseres gesamten Anteils- und Beteiligungsbesitzes (einschließlich der operativen Konzerntöchter) erfolgt durch den Konzernvorstand.

Messmethodik

Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung

Der Bereich Group Risk Control ermittelt und analysiert das Risikokapital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer sowie den Risikoausschuss des Aufsichtsrats.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Group Finance and Tax. Dieser überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Quantifizierung und Konkretisierung

In 2005 haben wir das aktive Management unserer Finanzanlagen mit dem Ziel einer weiteren Reduktion der Markt- und insbesondere der Klumpenrisiken erfolgreich fortgesetzt. Zu nennen sind hier insbesondere die weitere Reduktion unseres Anteils an der Münchener Rückversicherungs-Gesellschaft AG sowie die Veräußerung unseres Anteilsbesitzes an der Rhön Klinikum AG.

Das Risikokapital hat sich durch die Portfoliobereinigungen um rund 0,5 Mrd € auf 2,2 Mrd € verringert. Insgesamt stellt die Münchener Rückversicherungs-Gesellschaft AG zwar nach wie vor unsere größte Beteiligung dar, durch den Abbau des Bestands haben sich jedoch die Auswirkungen eines möglichen signifikanten oder länger anhaltenden Kursrückgangs dieser Aktienposition auf die Ertragslage unserer Bank gegenüber dem Vorjahr deutlich verringert.

8 Strategisches Risiko

Risikomanagement

Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Das Management des Strategischen Risikos fällt als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Gesamtvorstands, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB Group bestimmt.

Messmethodik

Das Strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen Umfelds sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung

Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der HVB Group. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet eine enge Abstimmung des Vorstands mit dem Aufsichtsrat statt, insbesondere mit dem Risikoausschuss und dem Ausschuss für Strategie und Geschäftsentwicklung.

Quantifizierung und Konkretisierung

Gesamtwirtschaftliches Risiko

Ein Risiko, das die eingeschlagene Strategie der HVB Group im Besonderen beeinträchtigen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung. Die wirtschaftliche Dynamik in unseren Heimatmärkten hat sich im Berichtsjahr unterschiedlich entwickelt. Insbesondere in Deutschland verblieb sie jedoch auf einem nur mäßigen Niveau. Verbunden mit einer nach wie vor beträchtlichen Arbeitslosigkeit, unverändert hohen Insolvenzzahlen und einem anhaltend stagnierenden Immobiliensektor ist das Geschäftsumfeld der HVB Group gegenwärtig gerade in Deutschland schwierig. Für das Jahr 2006 wird für Deutschland zwar eine Beschleunigung der wirtschaftlichen Dynamik vorausgesagt, indes ist nicht sicher, ob diese tatsächlich eintritt und damit auch die Ertragslage unserer Bank positiv beeinflusst. Hinzu kommen Unsicherheiten, die von den Preisentwicklungen auf Fremdwährungs- und Rohstoffmärkten auf die Volkswirtschaften unserer Heimatmärkte ausgehen. Somit können die aufgezeigten Risikofaktoren einzeln oder kumulativ dazu führen, dass sich die von uns angestrebten Erfolgsziele nicht realisieren lassen.

Die HVB Group stellt einen der größten Darlehensgeber des deutschen Mittelstands dar. Darüber hinaus ist unsere Bank einer der führenden Darlehensgeber von privaten und gewerblichen Darlehen in Deutschland und Österreich sowie in Zentral- und Osteuropa. Das skizzierte Geschäftsumfeld hat in der Vergangenheit wiederholt zu einem Anstieg an Kreditausfällen und zu einer Erhöhung der Kreditrisikovorsorge geführt. Sollte sich die wirtschaftliche Dynamik insbesondere in Deutschland nicht wie erhofft verbessern, ist nicht auszuschließen, dass die Kreditrisikovorsorge auf einem hohen Niveau verbleiben wird.

Risiken des Zusammenschlusses der HVB Group mit der UniCredit Gruppe

Aus dem im Berichtsjahr initiierten Zusammenschluss der HVB Group mit der UniCredit Gruppe können sich unvorhergesehene Schwierigkeiten ergeben, die in der Folge auch negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage unserer Bank haben können. So stellt der Zusammenschluss der beiden Banken eine komplexe Integration dar, deren Erfolg von vielen Einflussfaktoren abhängig ist. So wird davon ausgegangen, dass durch den Zusammenschluss bestimmte Synergieeffekte erreichbar sind. Gleichwohl ist diese Annahme mit Unsicherheiten belegt, ob diese Effekte tatsächlich in voller Höhe und/oder in dem geplanten Zeitraum realisierbar sind. Die gleiche Aussage gilt für das Bestreben, die Harmonisierung und Integration der Datenverarbeitungssysteme sowie der Risikomanagementsysteme beider Banken voranzutreiben. Schließlich ist der Erfolg des Zusammenschlusses maßgeblich von dem Verbleib wichtiger Mitarbeiter in der gemeinsamen Gruppe abhängig. Sollte die HVB Group im weiteren Verlauf der Integration wichtige Mitarbeiter verlieren, könnte die zügige Integration der HVB Group in die UniCredit Gruppe erschwert werden. Die aufgezeigten möglichen Schwierigkeiten können einzeln oder kumulativ negative Auswirkungen auf die finanzielle Situation unserer Bank haben. Zudem könnte es durch den Zusammenschluss mit der UniCredit Gruppe und den damit verbundenen Integrationsprojekten kurzfristig zu Abwanderungen von Kunden kommen.

Intensives Wettbewerbsumfeld

Im Commercial Banking herrscht in den Kernmärkten der HVB Group ein intensiver Wettbewerb, insbesondere auf Grund von Überkapazitäten im Privatkundengeschäft. In diesen Märkten steht die HVB Group im Wettbewerb mit öffentlich-rechtlichen Banken und Genossenschaftsbanken sowie anderen privaten deutschen und internationalen Banken, von denen einige, im Falle bestimmter öffentlich-rechtlicher Banken, zum Teil auf staatliche Garantien zurückgreifen können. Durch den Zusammenschluss mit der UniCredit Gruppe beabsichtigt die HVB Group, ihre Marktposition und ihre Erfolgslage weiter zu verbessern. Gleichwohl kann nicht ausgeschlossen werden, dass eine weitere Wettbewerbsintensivierung – beispielsweise initiiert durch weitere nationale oder grenzüberschreitende Zusammenschlüsse von Banken – negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der HVB Group hat.

KONZERNABSCHLUSS

GEWINN- UND VERLUSTRECHNUNG MIT ERGEBNISVERWENDUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2005

Erträge/Aufwendungen	Notes	2005	2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		17 067	17 268	- 201	- 1,2
Zinsaufwendungen		11 182	11 606	- 424	- 3,7
Zinsüberschuss	(28)	5 885	5 662	+ 223	+ 3,9
Kreditrisikovorsorge	(29)	1 513	1 795	- 282	- 15,7
Zinsüberschuss nach Kreditrisikovorsorge		4 372	3 867	+ 505	+ 13,1
Provisionserträge		3 859	3 472	+ 387	+ 11,1
Provisionsaufwendungen		619	627	- 8	- 1,3
Provisionsüberschuss	(30)	3 240	2 845	+ 395	+ 13,9
Handelsergebnis	(31)	926	728	+ 198	+ 27,2
Verwaltungsaufwand	(32)	6 582	6 118	+ 464	+ 7,6
Saldo sonstige betriebliche Erträge/Aufwendungen	(33)	-143	23	- 166	
Betriebsergebnis		**1 813**	**1 345**	**+ 468**	**+ 34,8**
Finanzanlageergebnis	(36)	321	14	+ 307	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	(37)	0	165	- 165	-100,0
Aufwendungen für Restrukturierungen	(38)	546	250	+ 296	>+100,0
Zuführung zu Sonderwertberichtigungen		0	2 500	- 2 500	-100,0
Saldo übrige Erträge/Aufwendungen	(39)	- 289	- 357	+ 68	+ 19,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/					
Ergebnis vor Steuern		**1 299**	**- 1 913**	**+ 3 212**	
Ertragsteuern	(20, 40)	262	224	+ 38	+ 17,0
Jahresüberschuss/-fehlbetrag		**1 037**	**- 2 137**	**+ 3 174**	
Fremdanteile am Jahresüberschuss/-fehlbetrag		- 395	- 288	- 107	- 37,2
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		**642**	**- 2 425**	**+ 3 067**	
Veränderung der Rücklagen		451	- 2 425	+ 2 876	
Konzerngewinn		**191**	**—**	**+ 191**	**+ 100,0**

Die Gewinn- und Verlustrechnung des Geschäftsjahres 2005 ist durch Sonderaufwendungen geprägt, die im Zusammenhang mit der Integration der HVB Group in die UniCredit Gruppe stehen. Es handelt sich dabei um Aufwendungen für Restrukturierungen in Höhe von 546 Mio € (Ausweis in einer separaten Position in der Gewinn- und Verlustrechnung). Darüber hinaus wurden in der Kreditrisikovorsorge höhere pauschalierte Einzelwertberichtigungen in Höhe von insgesamt 147 Mio € gebildet. Insgesamt ist die Erfolgsrechnung der HVB Group dadurch mit Sondereffekten in Höhe von 693 Mio € belastet (nachfolgend als »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge« bezeichnet).

Im Vorjahr wirkten sich Sonderbelastungen in Höhe von insgesamt 2915 Mio € aus. Diese bestanden aus der Zuführung zu Sonderwertberichtigungen (2500 Mio €), Aufwendungen für Restrukturierungen (250 Mio €) und Abschreibungen auf Geschäfts- und Firmenwerte (165 Mio €).

Der Konzerngewinn (= Bilanzgewinn der HVB AG) beträgt 191 Mio €. Der Hauptversammlung am 23. Mai 2006 schlagen wir vor zu beschließen, einen Vorausgewinnanteil von 0,064 € je stimmrechtslose Vorzugsaktie und eine Dividende von 0,25 € je Stammaktie und je stimmrechtslose Vorzugsaktie zu zahlen. Die entsprechende Dividendensumme beläuft sich auf 188 Mio €. Gemäß § 6 unserer Satzung ist den Vorzugsaktionären ein Anspruch auf Nachzahlung des Vorausgewinnanteils als selbstständiges Recht eingeräumt. Es wird deshalb für die Jahre 2002 bis 2004 eine Nachzahlung in Höhe von 3 Mio € geleistet.

Ergebnis je Aktie

in €	Notes	2005	2004
Ergebnis je Aktie (bereinigt)[1]	(41)	1,55	0,70
Ergebnis je Aktie	(41)	0,86	- 3,48

[1] 2005 bereinigt um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge. 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

Da zu den Abschlussstichtagen 2005 und 2004 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

BILANZ ZUM 31. DEZEMBER 2005

Aktiva	Notes	2005	2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve	(43)	7 757	6 903	+ 854	+ 12,4
Handelsaktiva	(7, 44)	103 519	91 711	+ 11 808	+ 12,9
Forderungen an Kreditinstitute	(8, 45)	57 229	47 479	+ 9 750	+ 20,5
Forderungen an Kunden	(8, 46)	274 643	275 119	– 476	– 0,2
Wertberichtigungen auf Forderungen	(9, 47)	– 12 511	– 13 404	+ 893	+ 6,7
Finanzanlagen	(10, 49)	45 683	44 483	+ 1 200	+ 2,7
Sachanlagen	(11, 50)	2 723	2 855	– 132	– 4,6
Immaterielle Vermögenswerte	(13, 51)	2 776	2 627	+ 149	+ 5,7
Ertragsteueransprüche	(52)	2 891	4 157	– 1 266	– 30,5
Sonstige Aktiva	(53)	5 573	5 455	+ 118	+ 2,2
Zur Veräußerung gehaltene Vermögensgruppe	(54)	3 240	—	+ 3 240	+ 100,0
Summe der Aktiva		**493 523**	**467 385**	**+ 26 138**	**+ 5,6**

Passiva	Notes	2005	2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(15, 58)	113 739	103 606	+ 10 133	+ 9,8
Verbindlichkeiten gegenüber Kunden	(15, 59)	158 421	144 451	+ 13 970	+ 9,7
Verbriefte Verbindlichkeiten	(15, 60)	105 982	109 562	– 3 580	– 3,3
Handelspassiva	(16, 61)	63 638	59 831	+ 3 807	+ 6,4
Rückstellungen	(17, 62)	4 564	4 460	+ 104	+ 2,3
Ertragsteuerverpflichtungen	(63)	1 891	3 030	– 1 139	– 37,6
Sonstige Passiva	(18, 64)	9 406	10 015	– 609	– 6,1
Nachrangkapital	(65)	17 612	18 454	– 842	– 4,6
Zur Veräußerung gehaltene Verbindlichkeiten[1]	(66)	1 887	—	+ 1 887	+ 100,0
Eigenkapital	(67)	16 383	13 976	+ 2 407	+ 17,2
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		13 164	11 467	+ 1 697	+ 14,8
Gezeichnetes Kapital		2 252	2 252	0	0
Kapitalrücklage		9 128	9 103	+ 25	+ 0,3
Andere Rücklagen		864	227	+ 637	> + 100,0
Bewertungsänderungen von Finanzinstrumenten		729	– 115	+ 844	
AfS-Rücklage		871	354	+ 517	> + 100,0
Hedge-Rücklage		– 142	– 469	+ 327	+ 69,7
Konzerngewinn		191	—	+ 191	+ 100,0
Anteile in Fremdbesitz		3 219	2 509	+ 710	+ 28,3
Summe der Passiva		**493 523**	**467 385**	**+ 26 138**	**+ 5,6**

[1] Ohne konzerninterne Refinanzierung.

ENTWICKLUNG DES EIGENKAPITALS 2005

in Mio €	Gezeichnetes Kapital	Kapitalrücklage
Eigenkapital zum 1. 1. 2004 vor Erstanwendung der geänderten und neuen IFRS	**1 609**	**9 295**
Erstanwendungseffekte aus geänderten und neuen IFRS		– 81
Eigenkapital zum 1. 1. 2004 nach Erstanwendung der geänderten und neuen IFRS	**1 609**	**9 214**
Zugang aus Kapitalerhöhung gegen Bareinlage	643	2 359
Transaktionskosten zur Kapitalerhöhung		– 62
Abgang aus Kapitalherabsetzungen		
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten		
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten		
Jahresüberschuss/-fehlbetrag		– 2 425
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		17
Ausschüttungen		
Veränderungen im Konsolidierungskreis		
Veränderungen aus Währungseinfluss und sonstige Veränderungen		
Eigenkapital zum 31. 12. 2004	**2 252**	**9 103**
Eigenkapital zum 1. 1. 2005	**2 252**	**9 103**
Zugang aus Kapitalerhöhung gegen Bareinlage		
Transaktionskosten zur Kapitalerhöhung		
Abgang aus Kapitalherabsetzungen		
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten		
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten		
Jahresüberschuss/-fehlbetrag		
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		25
Ausschüttungen		
Veränderungen im Konsolidierungskreis		
Veränderungen aus Währungseinfluss und sonstige Veränderungen		
Eigenkapital zum 31. 12. 2005	**2 252**	**9 128**
darunter:		
Eigenkapital der zur Veräußerung gehaltenen Vermögensgruppe (HVB Splitska banka)		

[1] Vergleiche hierzu unsere Ausführungen im Financial Review und Note 6 »Finanzinstrumente«.

	Andere Rücklagen	Bewertungsänderungen von Finanzinstrumenten		Konzerngewinn	Auf die Anteilseigner der HVB AG entfallendes Eigenkapital insgesamt	Anteil im Fremdbesitz	Eigenkapital insgesamt
		AfS-Rücklage	Hedge-Rücklage[1]				
	- 40	**326**	**- 878**		**10 312**	**2 476**	**12 788**
		71	3		–7	–10	–17
	- 40	**397**	**- 875**		**10 305**	**2 466**	**12 771**
					3 002	118	3 120
					- 62		- 62
						- 6	- 6
		- 23	148		125	51	176
		- 21	258		237	- 4	233
					- 2 425	288	- 2 137
					17		17
						- 100	- 100
	122	1			123	- 346	- 223
	145				145	42	187
	227	**354**	**- 469**		**11 467**	**2 509**	**13 976**
	227	**354**	**- 469**		**11 467**	**2 509**	**13 976**
						9	9
		771	189		960	20	980
		- 256	140		–116		–116
	451			191	642	395	1 037
					25		25
						–118	–118
	83				83	201	284
	103	2	– 2		103	203	306
	864	**871**	**- 142**	**191**	**13 164**	**3 219**	**16 383**
	51	1			52	58	110

KAPITALFLUSSRECHNUNG[1]

	2005 in Mio €	2004 in Mio €
Jahresüberschuss/-fehlbetrag	**1 037**	**- 2 137**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und Zuführungen zu Rückstellungen im Kreditgeschäft	1 600	1 868
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	1 077	1 012
Veränderung anderer zahlungsunwirksamer Posten	- 2 231	- 711
Gewinne aus der Veräußerung von Anlagevermögen	- 392	- 216
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen abzüglich gezahlter Zinsen und erhaltener Dividenden)	- 5 728	- 4 337
Zwischensumme	**- 4 637**	**- 4 521**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit nach Korrektur um zahlungsunwirksame Vorgänge		
Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (–)		
Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	- 9 692	- 9 098
Forderungen an Kreditinstitute	- 7 846	5 379
Forderungen an Kunden	45	8 242
Andere Aktiva aus operativer Geschäftstätigkeit	220	157
Verbindlichkeiten gegenüber Kreditinstituten	8 912	- 9 936
Verbindlichkeiten gegenüber Kunden	9 892	3 919
Verbriefte Verbindlichkeiten	- 3 645	-12 928
Andere Passiva aus operativer Geschäftstätigkeit	3 008	4 298
Gezahlte Ertragsteuern	- 207	- 143
Erhaltene Zinsen	17 271	16 690
Gezahlte Zinsen	-12 331	-12 566
Erhaltene Dividenden	544	234
Cashflow aus operativer Geschäftstätigkeit	**1 534**	**- 10 273**
Einzahlungen aus der Veräußerung von Finanzanlagen	5 750	13 696
Einzahlungen aus der Veräußerung von Sachanlagen	8	126
Auszahlungen für den Erwerb von Finanzanlagen	- 4 357	- 4 024
Auszahlungen für den Erwerb von Sachanlagen	- 902	- 742
Effekte aus der Veränderung des Konsolidierungskreises	537	- 80
Cashflow aus Investitionstätigkeit	**1 036**	**8 976**
Veränderungen der Kapitalrücklagen	25	17
Einzahlungen aus Kapitalerhöhung	—	2 940
Mittelveränderungen aus Nachrangkapital	- 1 301	- 579
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	86	87
Cashflow aus Finanzierungstätigkeit	**- 1 190**	**2 465**
Zahlungsmittelbestand zum Ende der Vorperiode	6 903	5 708
+/- Cashflow aus operativer Geschäftstätigkeit	1 534	-10 273
+/- Cashflow aus Investitionstätigkeit	1 036	8 976
+/- Cashflow aus Finanzierungstätigkeit	- 1 190	2 465
+/- Effekte aus Wechselkursänderungen	71	27
Abzüglich zur Veräußerung gehaltene Vermögensgruppe	- 597	—
Zahlungsmittelbestand zum Ende der Periode	**7 757**	**6 903**

[1] Vgl. detaillierte Erläuterungen in den Notes.

INHALT

ERLÄUTERUNGEN (NOTES) ZUM KONZERNABSCHLUSS

Konzernabschluss nach IFRS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Board (IASB).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragslage zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss haben wir nach den International Financial Reporting Standards (IFRS) gemäß EG-Verordnung Nr. 1606/2002 des Europäischen Parlaments und des Rates vom 19. Juli 2002 im Rahmen des EU-Endorsements in Verbindung mit § 315a HGB erstellt. Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die International Accounting Standards (IAS), die Interpretationen des International Financial Reporting Interpretations Committee (IFRIC) bzw. des ehemaligen Standing Interpretations Committee (SIC). § 315a HGB enthält die neben den IFRS weiterhin anzuwendenden nationalen Vorschriften für kapitalmarktorientierte Unternehmen.

Die nach § 161 AktG vorgeschriebenen Erklärungen zum Corporate-Governance-Kodex haben wir auf unserer Internetseite www.hvb.com/entsprechenserklaerung veröffentlicht. Unsere börsennotierte Tochter DAB Bank AG hat die entsprechenden Erklärungen auf ihrer Internetseite eingestellt.

Der Konzernlagebericht erfüllt neben den Anforderungen des § 315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 gestellt werden. Er enthält auch den Risikobericht nach § 315 HGB. Die HVZ GmbH & Co. Objekt KG, München, die Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München, die Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München, und die Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München, sind gemäß § 264b Abs. 4 HGB von der Verpflichtung befreit, einen Lagebericht aufzustellen.

BILANZIERUNGS- UND BEWERTUNGSMETHODEN

1

Konzerneinheitliche Bilanzierung

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HVB AG ein. Die Ausübung von Wahlrechten wird im Einzelnen bei den jeweiligen Bilanzpositionen erläutert.

2

Stetigkeit

Die Ansatz-, Bewertungs- und Ausweismethoden wenden wir dem Rahmenkonzept der IFRS sowie den IAS 1 und IAS 8 folgend stetig an. Sollten Ansatz- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Sofern es geboten ist, die Ansatz- und Bewertungsmethoden zu ändern, erfassen wir die daraus resultierenden Auswirkungen ebenfalls retrospektiv. Im Jahr 2005 haben wir mit Ausnahme der Anwendung geänderter und neuer IFRS und der Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften dieselben Ansatz-, Bewertungs- und Ausweismethoden wie im Konzernabschluss 2004 angewandt.

Erfolgswirksame Entkonsolidierungseffekte, die grundsätzlich durch den vollständigen oder teilweisen Verkauf von vollkonsolidierten Gesellschaften entstehen, weisen wir seit dem Zwischenbericht zum 30. September 2005 nicht mehr als sonstige betriebliche Erträge im Rahmen des Betriebsergebnisses aus, sondern als Finanzanlageergebnis außerhalb des Betriebsergebnisses. Die entsprechenden Effekte in den Vergleichsperioden haben wir angepasst.

Zum 1. Januar 2005 waren zahlreiche geänderte und neue IFRS-Regelungen erstmals anzuwenden. Die erstmalige Anwendung ist grundsätzlich rückwirkend vorzunehmen, das heißt dergestalt, als ob sie schon immer angewandt worden sei. Daher haben wir die Vergleichszahlen für das Geschäftsjahr 2004 an die aktuellen Rechnungslegungsvorschriften angepasst. Die IFRS-Änderungen und -Neuerungen wirken sich im Wesentlichen auf die folgenden Bilanz- und GuV-Posten des Jahres 2004 aus:

- Die Anteile in Fremdbesitz sind als separater Unterposten im Eigenkapital darzustellen. Der Ausweis innerhalb des Eigenkapitals erfolgt somit getrennt vom Eigenkapital, das auf die Anteilseigner der HVB AG entfällt. Per 31. Dezember 2004 erhöhte sich dadurch das bilanzielle Eigenkapital um die Anteile in Fremdbesitz in Höhe von 2509 Mio €.
- Finanzielle Vermögenswerte sind in vier vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten. Die Kategorie »erfolgswirksam zum beizulegenden Zeitwert durch die Gewinn- und Verlustrechnung« (aFVtPL = at fair value through profit or loss) wird in zwei Unterkategorien aufgeteilt. Neben den zu Handelszwecken gehaltenen finanziellen Vermögenswerten können unter bestimmten Bedingungen finanzielle Vermögenswerte beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende finanzielle Vermögenswerte designiert werden (FVO = Fair-Value-Option). Diese Vermögenswerte werden zum beizulegenden Zeitwert bewertet, die Wertschwankungen werden erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Obwohl eine in der Vergangenheit vorgenommene Klassifizierung grundsätzlich unwiderruflich ist, erlaubt die Neufassung des IAS 39 bei dessen erstmaliger Anwendung eine neue Kategorisierung. Die HVB Group hat finanzielle Vermögenswerte im Wesentlichen nur bei Sicherungsbeziehungen in die Kategorie Fair-Value-Option klassifiziert. Die Marktwertänderungen der umgewidmeten Finanzanlagen und dazugehörigen Derivate werden im Finanzanlageergebnis erfasst. Die Änderungen im Bereich IAS 39 wurden von der Bank auch zum Anlass genommen, die Definition der Zahlungsmittel und Zahlungsmitteläquivalente nach IAS 7 neu zu fassen. Aus diesem Grund hat sich die Barreserve um 578 Mio € verringert, da Schatzwechsel der Bank BPH in die Fair-Value-Option umgruppiert wurden. In diesem Zusammenhang hat die Bank BPH die Schatzwechsel in die Bilanzposition Finanzanlagen umgegliedert. Der Reduzierung der Barreserve steht somit ein Anstieg der Finanzanlagen in gleicher Höhe gegenüber.
- Die objektiven Hinweise auf eine Abschreibung sind vor allem für AfS-(Available for Sale)Eigenkapitalinstrumente (im Wesentlichen Aktien) erweitert worden. Unter anderem ist eine signifikante oder länger anhaltende Abnahme des beizulegenden Zeitwertes eines gehaltenen Eigenkapitalinstruments unter dessen Anschaffungskosten ein objektiver Hinweis auf eine Wertminderung. Im Gegensatz zu der bisherigen Sichtweise sind die beiden Aufgreifkriterien nun losgelöst voneinander zu beurteilen. Auf Grund der retrospektiven Anwendung dieser neuen Vorschrift haben wir für 2004 Aktienbestände, vor allem an der Münchener Rückversicherungs-Gesellschaft AG, um insgesamt 182 Mio € abgeschrieben. Dadurch kommt es für 2004 zu einer Reduzierung des Finanzanlageergebnisses um 182 Mio € und einer Erhöhung der AfS-Rücklage in gleicher Höhe.

- Wertaufholungen auf AfS-Eigenkapitalinstrumente sind nach den geänderten IFRS-Vorschriften ergebnisneutral in der AfS-Rücklage im Eigenkapital auszuweisen. Erst zum Zeitpunkt des Abgangs eines Vermögenswertes ist die AfS-Rücklage ergebniswirksam aufzulösen, sodass sich der entsprechend veränderte Veräußerungsgewinn oder -verlust in der Gewinn- und Verlustrechnung widerspiegelt. Daher wurden in 2004 erfolgswirksam vorgenommene Zuschreibungen in Höhe von insgesamt 36 Mio € rückgängig gemacht und der entsprechende Betrag in die AfS-Rücklage eingestellt. Andererseits kam es durch eine in 2004 erfolgte Veräußerung unserer Anteile an der Brau und Brunnen AG zu einer Erhöhung des Finanzanlageergebnisses, nachdem erfolgswirksame Zuschreibungen der vergangenen Jahre entsprechend der erwähnten Neuregelung zu eliminieren waren. Per Saldo hat sich aus dieser Änderung des Standards das Finanzanlageergebnis um 23 Mio € und die AfS-Rücklage um 42 Mio € erhöht.
- Bestehen keine Hinweise auf eine Wertminderung von individuell untersuchten finanziellen Vermögenswerten, die zu fortgeführten Anschaffungskosten bewertet werden, sind diese in Gruppen mit gleichen Kreditrisikomerkmalen zusammenzufassen. Die Bewertung der Wertminderung ist dann zwingend auf Portfolioebene durchzuführen. Eine Methode zur Berechnung von Wertminderungen auf Grund dieser inhärenten Risiken wird nunmehr im IAS 39 vorgegeben. Danach werden künftige Cashflows aus einer Gruppe finanzieller Vermögenswerte, die auf Portfolioebene auf Wertminderung beurteilt werden, anhand von historischen Ausfallquoten geschätzt. Mit Hilfe dieser historischen Ausfallquoten ist für eingetretene aber noch nicht bekannt gewordene Verluste ein Wertminderungsaufwand zu erfassen. Durch diese Neuerung hat sich bei unserem Tochterunternehmen Bank Austria Creditanstalt AG die Risikovorsorge per 31. Dezember 2003 rückwirkend um 113 Mio € erhöht. Für 2004 wurden davon 18 Mio € rückwirkend aufgelöst.
- Nach der Änderung des IAS 28 sind Abschlüsse at-Equity bewerteter Unternehmen ohne Ausnahme zwingend an konzerneinheitliche Bilanzierungs- und Bewertungsmethoden anzupassen. Durch die Anpassungen erhöhen sich per 31. Dezember 2004 die Anteile an at-Equity bewerteten Unternehmen und das Eigenkapital des Konzerns um 69 Mio €. Die Geschäfts- oder Firmenwerte aus at-Equity bewerteten Unternehmen in Höhe von 83 Mio € weisen wir in der Bilanz nicht mehr unter den Immateriellen Vermögenswerten, sondern unter den Finanzanlagen aus.

Auf Grund dieser Änderungen haben wir unsere Gewinn- und Verlustrechnung für 2004 und unsere Bilanz zum 31. Dezember 2004 wie folgt angepasst:

Gewinn- und Verlustrechnung 2004

	1.1.–31.12.2004[1] nach Anpassung in Mio €	1.1.–31.12.2004 vor Anpassung in Mio €
Zinsüberschuss	5 662	5 656
Kreditrisikovorsorge	1 795	1 813
Zinsüberschuss nach Kreditrisikovorsorge	3 867	3 843
Provisionsüberschuss	2 845	2 845
Handelsergebnis	728	718
Verwaltungsaufwand	6 118	6 118
Saldo sonstige betriebliche Erträge/Aufwendungen	23	101
Betriebsergebnis	**1 345**	**1 389**
Finanzanlageergebnis	14	102
Abschreibungen auf Geschäfts- oder Firmenwerte	165	165
Aufwendungen für Restrukturierungen	250	250
Zuführung zu Sonderwertberichtigungen	2 500	2 500
Saldo übrige Erträge/Aufwendungen	– 357	– 357
Ergebnis der gewöhnlichen Geschäftstätigkeit/		
Ergebnis vor Steuern	**– 1 913**	**– 1 781**
Ertragsteuern	224	211
Jahresüberschuss/-fehlbetrag	**– 2 137**	**– 1 992**
Fremdanteile am Jahresüberschuss/-fehlbetrag	– 288	– 286
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**– 2 425**	**– 2 278**
Ergebnis je Aktie in €	**– 3,48**	**– 3,27**

[1] Inklusive Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften.

Bilanz zum 31. Dezember 2004

Aktiva	31. 12. 2004 nach Anpassung in Mio €	31. 12. 2004 vor Anpassung in Mio €
Barreserve	6 903	7 481
Handelsaktiva	91 711	91 726
Forderungen an Kreditinstitute	47 479	47 479
Forderungen an Kunden	275 119	275 119
Wertberichtigungen auf Forderungen	– 13 404	– 13 315
Finanzanlagen	44 483	43 648
Sachanlagen	2 855	2 855
Immaterielle Vermögenswerte	2 627	2 799
Ertragsteueransprüche	4 157	4 133
Sonstige Aktiva	5 455	5 483
Summe der Aktiva	**467 385**	**467 408**

Passiva	31. 12. 2004 nach Anpassung in Mio €	31. 12. 2004 vor Anpassung in Mio €
Verbindlichkeiten gegenüber Kreditinstituten	103 606	103 606
Verbindlichkeiten gegenüber Kunden	144 451	144 451
Verbriefte Verbindlichkeiten	109 562	109 562
Handelspassiva	59 831	59 861
Rückstellungen	4 460	4 460
Ertragsteuerverpflichtungen	3 030	3 010
Sonstige Passiva	10 015	10 004
Nachrangkapital	18 454	18 454
Anteile in Fremdbesitz	—	2 515
Eigenkapital	13 976	11 485
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	11 467	11 485
Gezeichnetes Kapital	2 252	2 252
Kapitalrücklage	9 103	9 331
Gewinnrücklagen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	227	227
Bewertungsänderungen von Finanzinstrumenten	– 115	– 325
AfS-Rücklage	354	132
Hedge-Rücklage	– 469	– 457
Konzerngewinn	—	—
Anteile in Fremdbesitz	2 509	—
Summe der Passiva	**467 385**	**467 408**

Erstmals in 2005 waren auch die prospektivisch anzuwendenden Standards IFRS 3 und IFRS 5 anzuwenden. Durch den neuen IFRS 3 sind die planmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte weggefallen (vgl. Note 37 »Abschreibungen auf Geschäfts- oder Firmenwerte«).

Der neue IFRS 5 war hinsichtlich des geplanten Verkaufs der HVB Splitska banka anzuwenden (vgl. Note 54 »Zur Veräußerung gehaltene Vermögensgruppe«). Wegen der prospektiven Anwendung werden die Vorjahreszahlen nicht angepasst.

3

Herausgegebene, noch nicht verpflichtend anzuwendende IFRS, die nicht vorgezogen angewendet wurden

Die folgenden vom IASB neu herausgegebenen oder überarbeiteten Standards, die erst nach Ende des Geschäftsjahres 2005 verpflichtend anzuwenden sind, wurden nicht vorzeitig angewendet.

In dem ab 1. Januar 2006 anzuwendenden überarbeiteten IAS 19 (2004) »Leistungen an Arbeitnehmer« gibt es ein Wahlrecht, versicherungsmathematische Gewinne oder Verluste sofort im Jahr ihres Entstehens erfolgsneutral im Eigenkapital erfassen zu können.

Nach der ab 1. Januar 2006 anzuwendenden IAS 39/IFRS 4-Ergänzung zu Finanzgarantien fallen Finanzgarantien künftig unter den Anwendungsbereich von IAS 39.

Bei der ab 1. Januar 2006 anzuwendenden Änderung zu IAS 21 »Auswirkungen von Änderungen der Wechselkurse« sind monetäre Vermögenswerte und Schulden eines Mutterunternehmens oder eines ihrer Tochterunternehmen im Zusammenhang mit einem ausländischen Geschäftsbetrieb – unabhängig von der zu Grunde liegenden Währung – als Bestandteil der Nettoinvestitionen in einem ausländischen Geschäftsbetrieb einzuordnen. Demzufolge sind hieraus resultierende Währungsunterschiede im Konzernabschluss (zunächst) erfolgsneutral im Eigenkapital zu erfassen.

Durch den ab 1. Januar 2007 verpflichtend anzuwendenden IFRS 7 wird der Ausweis von Finanzinstrumenten geändert werden. IFRS 7 wird IAS 30 vollständig und IAS 32 teilweise ersetzen. Dadurch wird es zu Änderungen im Aufbau der Gewinn- und Verlustrechnung, der Bilanz sowie der Anhangangaben (Notes) kommen.

Mit IAS 1 (geändert 2005) werden ab 1. Januar 2007 Ausweisvorschriften zum Management des Eigenkapitals eingeführt werden.

4

Konsolidierungskreis

Unser Konsolidierungskreis schließt 421 (2004: 399) Unternehmen ein. Darin enthalten sind auch Zweckgesellschaften (Special Purpose Entities), die gemäß SIC 12 konsolidierungspflichtig sind.

Den Kreis der vollkonsolidierten Unternehmen haben wir nach Wesentlichkeitskriterien festgelegt. Alle vollkonsolidierten Gesellschaften haben ihren Jahresabschluss zum 31. Dezember 2005 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. 28 (2004: 29) Unternehmen werden nach der at-Equity-Methode bewertet.

Aus dem Konsolidierungskreis ausgeschieden sind unter anderem folgende Unternehmen:
- Austria Finanza S.P.A, Treviso
- Austrolease S.P.A, Bozen
- Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxembourg
- HVB America LLC, Wilmington
- Bank Austria Creditanstalt Corporate Finance LLC, Wilmington
- HVB LMP Inc., Wilmington

Ende Februar erfolgte die Entkonsolidierung der Austria Finanza S.P.A, Treviso und der Austrolease S.P.A., Bozen. Diese beiden Unternehmen wurden von der Bank Austria Creditanstalt Leasing GmbH gegen eine Barzahlung in Höhe von 32 Mio € an die Fortis Lease Group S.A verkauft. In der Bank Austria Creditanstalt-Gruppe (BA-CA-Gruppe) entsteht dadurch ein einmaliger Erlös in der Höhe von 17 Mio €.

Im Laufe des Jahres wurden die Gesellschaften HVB America LLC, Wilmington, Bank Austria Creditanstalt Corporate Finance LLC, Wilmington, HVB LMP Inc., Wilmington und Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxembourg wegen Einstellung des Geschäftsbetriebs entkonsolidiert. Es ergaben sich daraus keine Auswirkungen auf das Ergebnis des Konzerns.

Im Abschluss 2005 haben wir unter anderem folgende Unternehmen erstmals vollkonsolidiert:
- BPH Leasing S.A, Warschau
- Hebros Bank, Plovdiv
- Banca Comerciala »Ion Tiriac« S.A., Bukarest
- HVB Banka Srbija i Crna Gora A.D., Belgrad
- Hypo Stavebni Sporitelna, Prag
- HVB Capital Asia, Tokio
- Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, München

Am 1. Januar 2005 wurde die BPH Leasing S.A, Warschau im Hinblick auf die dynamische Entwicklung des Leasinggeschäfts in Polen und der zunehmenden Bedeutung für das Leasingergebnis der Bank BPH S.A. Krakau in den Konsolidierungskreis aufgenommen.

Am 1. März 2005 erfolgte das Closing des Kaufs der Hebros Bank, Plovdiv. Die Bank Austria Creditanstalt-Gruppe erwarb 99,91% der Hebros Bank. Dabei erwarb die Bank Austria Creditanstalt 89,9% und die Biochim Bank, Sofia (eine 99,7%ige Tochter der Bank Austria Creditanstalt AG) 10,0% der Hebros Bank. Der Kaufpreis von 124 Mio € wurde bar bezahlt.

Durch den Zukauf der Hebros Bank, Plovdiv entsteht in der BA-CA-Gruppe ein Firmenwert in der Höhe von 82 Mio €.

Zum 1. September 2005 erfolgte im Wege eines Aktienkaufes und eines Aktientausches der Abschluss der Akquisition der Banca Comerciala »Ion Tiriac« S.A., Bukarest, welche in Folge mit der HVB Bank Romania verschmolzen werden soll. Die Bank Austria Creditanstalt erwarb 9,1% der Banca Comerciala »Ion Tiriac«. Der vorläufige Kaufpreis für diesen Anteil (43 Mio €) – abhängig von der durch Wirtschaftsprüfer zu bestätigenden Bilanz zum Closing-Zeitpunkt – wurde in bar bezahlt. Gleichzeitig erwarb die Bank Austria Creditanstalt im Wege eines Aktientausches durch Hingabe von 50% weniger eine Aktie der HVB Bank Romania S.A., Bukarest, 40,9% der Banca Comerciala »Ion Tiriac«.

Im Zusammenhang mit dieser Transaktion wurde von der Bank Austria Creditanstalt an ein gemeinsam mit Herrn Tiriac geführtes Unternehmen, an dem sie mit 30% beteiligt ist, eine Zahlung, die im Resultat einem nicht rückzahlbaren Gesellschafterzuschuss in Höhe von 40 Mio € gleichkommt, geleistet. Nach Abschluss der Transaktion hält nun die Bank Austria Creditanstalt 50% des Grundkapitals und eine Aktie an der Banca Comerciala »Ion Tiriac« S.A.

In Summe ergibt sich somit für die gesamte Transaktion inklusive Anschaffungsnebenkosten ein vorläufiger Kaufpreis von 253 Mio €. Nach der Bewertung der Vermögensgegenstände und Schulden sowie der Identifikation von immateriellen Vermögensgegenständen resultiert daraus in der BA-CA-Gruppe ein Unterschiedsbetrag zwischen Kaufpreis und Nettovermögen der Banca Comerciala »Ion Tiriac« S.A. in Höhe von 179 Mio €, welcher vorläufig dem Firmenwert zugeordnet wurde. Der Preis der Transaktion reflektiert neben dem inneren Wert der Banca Comerciala »Ion Tiriac« und den zu erzielenden Synergien vor allem das Marktpotenzial des rumänischen Marktes.

Die Eksimbanka, Belgrad wurde am 1. Oktober 2005 mit der HVB Bank Serbien fusioniert und zeitgleich in den Konsolidierungkreis aufgenommen. Seit dem firmiert die neue Bank unter dem Namen »HVB Banka Srbija i Crna Gora A.D.«. Der in der BA-CA-Gruppe entstandene Unterschiedsbetrag zwischen Anschaffungskosten und Nettovermögen der fusionierten Bank von 25 Mio € wurde vorläufig dem Firmenwert zugeordnet.

Mit Ende Dezember wurde die tschechische Hypo Stavebni Sporitelna, Prag, die Hypothekenbank der HVB Czech Republic, in den Konsolidierungskreis aufgenommen.

Die HVB Capital Asia und die Bayerische Wohnungsgesellschaft für Handel und Industrie mbH wurden wegen Überschreitung der Wesentlichkeitsgrenze in den Konsolidierungskreis aufgenommen.

Als größter Teilkonzern geht die BA-CA AG, Wien, mit 360 (2004: 344) vollkonsolidierten Gesellschaften in den Konzernabschluss ein.

Von den insgesamt 86 (2004: 93) assoziierten Unternehmen und Gemeinschaftsunternehmen haben wir 28 (2004: 29) Gesellschaften nach der at-Equity-Methode bilanziert. Die verbleibenden assoziierten Unternehmen und Gemeinschaftsunternehmen sind für die Vermögens-, Finanz- und Ertragslage unseres Konzerns von untergeordneter Bedeutung und werden unter den AfS-Finanzanlagen ausgewiesen. Das Ergebnis aus der at-Equity-Bewertung in Höhe von 101 Mio € weisen wir im Zinsüberschuss aus.

Im Kreis der at-Equity bewerteten Unternehmen ergab sich folgende Änderung:

Durch die am 21. April 2005 durchgeführte Kapitalerhöhung bei der Closed Joint Stock Company International Moscow Bank (IMB), Moskau, hat sich unser Stimmrechtsanteil von 46,5% auf 52,9% erhöht. Deshalb wurde die IMB zum 1. Mai 2005 vollkonsolidiert. Bis zu diesem Zeitpunkt war die IMB ein at-Equity bewertetes Unternehmen.

Der Effekt aus der erstmaligen Vollkonsolidierung der IMB belief sich im Vergleich zum Vorjahr bei operativen Erträgen auf 127 Mio €, beim Verwaltungsaufwand auf 63 Mio € und beim Betriebsergebnis auf 54 Mio €.

Mitte August 2005 verkaufte die BA-CA-Gruppe ihren 28,2%igen Anteil an der Investkredit Bank AG, Wien.

Die Immobilienprojektgesellschaften sind wie in den Vorjahren nicht im Konsolidierungskreis enthalten. Die Geschäftstätigkeit dieser Gesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwerten. Ihre Ergebnisse sind im Jahresabschluss der HVB AG enthalten. Ab 1. Januar 2006 werden wir die HVB Immobilien AG und die wesentlichen Unternehmen dieses Teilkonzerns im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbeziehen.

Insgesamt haben wir 741 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern oder des Verbots der Konsolidierung weder vollkonsolidiert noch at-Equity bewertet.

Die bilanziellen Auswirkungen der vertraglichen Beziehungen der Konzerngesellschaften zu diesen nicht einbezogenen Unternehmen sind im Konzernabschluss enthalten. Die zusammengefassten Jahresergebnisse der wegen untergeordneter Bedeutung nicht konsolidierten verbundenen Unternehmen betragen circa 4,3% an der absoluten Höhe des Jahresüberschusses, ihr Anteil an der Summenbilanz des Konzerns liegt bei circa 1,9%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzanlagen bilanziert.

	2005	2004
Verbundene Unternehmen insgesamt	**1 104**	**1 101**
Konsolidierte Unternehmen	421	399
Nicht konsolidierte Unternehmen	683	702
Gemeinschaftsunternehmen	**15**	**14**
darunter:		
at-Equity bewertete Unternehmen	—	—
Assoziierte Unternehmen	**71**	**79**
darunter:		
at-Equity bewertete Unternehmen	28	29

In unserer Anteilsbesitzliste sind die verbundenen, Gemeinschafts- und assoziierten Unternehmen danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht. Ferner enthält sie den sonstigen Anteilsbesitz. Sie ist als Bestandteil dieses Abschlusses beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse www.hvb.com/anteilsbesitzliste abgerufen werden.

Im Konsolidierungskreis sind die Bank BPH S.A., Krakau, und die HVB Splitska banka, Split, enthalten. Der Zusammenschluss der HVB mit der UniCredit bedingte entsprechende aufsichtsrechtliche Genehmigungs- und Anzeigeverfahren. Die Stimmrechte der BA-CA AG an der Bank BPH S.A., Krakau, ruhen seit dem 17. November 2005, da die zu diesem Zeitpunkt erforderliche Genehmigung der polnischen Nationalbank zum indirekten Stimmrechtserwerb der UniCredit an der Bank BPH noch nicht vorlag. Diese Stimmrechte können von der BA-CA erst wieder ausgeübt werden, wenn das bankaufsichtsrechtliche Genehmigungsverfahren in Polen abgeschlossen und positiv entschieden ist. Im Vorfeld dieser Entscheidungen wurde die UniCredit von der polnischen Regierung aufgefordert den Anteil an der Bank BPH zu verkaufen. Die Chancen, dass Polen das laufende bankenaufsichtsrechtliche Verfahren erfolgreich dazu benutzen kann, um national bedingte wettbewerbs- und industriepolitische Ziele zu erreichen, werden von der UniCredit, HVB bzw. BA-CA AG als gering eingeschätzt, weshalb davon ausgegangen wird, dass UniCredit die erforderliche Genehmigung letztlich auch in Polen erhält. Trotz Ruhens der Stimmrechte übt die HVB über die BA-CA weiterhin die Kontrolle und somit beherrschenden Einfluss auf die Bank BPH aus.

In Kroatien wurde der mittelbare Mehrheitserwerb der UniCredit an der HVB Splitska banka von der kroatischen Bankenaufsicht in ihrer Eigenschaft als Kartellbehörde für die kroatischen Banken aus kartellrechtlichen Gründen abgelehnt. Auf Grund einer Auflage der kroatischen Bankenaufsicht wird beabsichtigt, HVB Splitska banka zu verkaufen, weshalb diese Bank zum 31. Dezember 2005 als »zur Veräußerung gehaltene Vermögensgruppe« gemäß IFRS 5 klassifiziert wird.

5

Konsolidierungsgrundsätze

Bei der Kapitalkonsolidierung verrechnen wir die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am vollständig neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital ist der Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens, bewertet mit ihren beizulegenden Zeitwerten zum Erstkonsolidierungszeitpunkt. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem anteiligen neuberechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus. Den Geschäfts- oder Firmenwert aus at-Equity bewerteten Unternehmen weisen wir unter den Finanzanlagen aus. Der Geschäfts- oder Firmenwert wird gemäß IAS 36 nicht mehr planmäßig abgeschrieben. Die Geschäfts- oder Firmenwerte ordnen wir stattdessen den zahlungsmittelgenerierenden Einheiten zu, die aus den Synergien des Zusammenschlusses Nutzen ziehen sollen. Diese zahlungsmittelgenerierenden Einheiten stellen bei uns die Ressorts dar. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt. Auf Ressortebene prüfen wir den Geschäfts- oder Firmenwert mindestens einmal jährlich auf Werthaltigkeit. Dazu vergleichen wir den Buchwert des Ressorts mit dem erzielbaren Betrag als Maximum aus Nutzungswert und dem beizulegenden Zeitwert abzüglich Veräußerungskosten. Da für die Ressorts, denen Geschäfts- oder Firmenwerte zugeordnet werden, der Nutzungswert den Buchwert deutlich übersteigt, haben wir die Nutzungswerte als erzielbare Beträge herangezogen. Bei der Ermittlung der Nutzungswerte haben wir zur Diskontierung unseren konzerneinheitlichen Kapitalkostensatz von 8,5% verwendet. Die Cashflows haben wir für die nächsten drei Jahre geplant. Für die ewige Rente haben wir keinen Wachstumsfaktor angenommen.

Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an.

Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

6

Finanzinstrumente

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente bilanziell zu erfassen, in die vorgegebenen Bestandskategorien zu klassifizieren und in Abhängigkeit von dieser Klassifizierung zu bewerten:

- Die Kategorie erfolgswirksam zum beizulegenden Zeitwert bewertete finanzielle Vermögenswerte und Verbindlichkeiten (aFVtPL) untergliedert sich in
- die zu Handelszwecken gehaltenen finanziellen Vermögenswerte und Verbindlichkeiten (Trading) und
- alle Finanzinstrumente, die beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende Finanzinstrumente designiert werden (Fair-Value-Option).

AFVtPL-Finanzinstrumente werden zum beizulegenden Zeitwert bewertet, die Wertschwankungen werden erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Handelsinstrumente weisen wir in den Positionen Handelsaktiva und Handelspassiva aus. Die Fair-Value-Option wenden wir im Wesentlichen nur für Sicherungsbeziehungen von finanziellen Vermögenswerten an. Wir weisen diese Finanzinstrumente in den Positionen Finanzanlagen oder Forderungen aus. Daneben haben wir auch bei einigen verbrieften Verbindlichkeiten mit eingebetteten Derivaten von der Möglichkeit der Fair-Value-Option Gebrauch gemacht.

- Unter die Kategorie Kredite und Forderungen (Loans and Receivables) fallen originäre finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen, die nicht in einem aktiven Markt notiert sind, es sei denn, sie werden in die Kategorie aFVtPL oder AfS klassifiziert. Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Positionen Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert.

- Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held to Maturity = HtM) sind originäre finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit, bei denen die Absicht und die Fähigkeit zum Halten bis zur Endfälligkeit besteht, es sei denn, sie werden in die Kategorie aFVtPL, AfS klassifiziert oder sie erfüllen die Definition von Krediten und Forderungen. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge werden dabei anteilig berücksichtigt. Abschreibungen werden bei bonitätsmäßiger Wertminderung vorgenommen. Fallen die Gründe hierfür weg, schreiben wir bis maximal zur Höhe der fortgeführten Anschaffungskosten erfolgswirksam zu. HtM-Finanzinvestitionen sind in der Position Finanzanlagen enthalten.

- Alle übrigen finanziellen Vermögenswerte fallen unter die Kategorie der zur Veräußerung verfügbaren Wertpapiere und Forderungen (AfS). Diese werden zum beizulegenden Zeitwert bewertet. Der Unterschiedsbetrag zwischen Marktwert und fortgeführten Anschaffungskosten wird solange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage), bis der Vermögenswert veräußert wird oder eine erfolgswirksame Wertminderung im Sinne des IAS 39.67 zu verzeichnen ist. Die Wertminderung eines AfS-Nicht-Eigenkapitalinstruments wird erfolgswirksam rückgängig gemacht, wenn der beizulegende Zeitwert des AfS-Finanzinstruments objektiv ansteigt. Wertminderungen von AfS-Eigenkapitalinstrumenten dürfen nur erfolgsneutral gegen die AfS-Rücklage rückgängig gemacht werden. AfS-Bestände gliedern wir nicht in Kategorien um, die zu fortgeführten Anschaffungskosten bewertet werden. AfS-Finanzinstrumente sind überwiegend Bestandteil der Position Finanzanlagen.

Kauf und Verkauf von Finanzinstrumenten werden grundsätzlich zum Handelstag bilanziert. Agien und Disagien werden direkt mit den Finanzinstrumenten verrechnet. Für die Finanzinstrumente können wir den beizulegenden Zeitwert grundsätzlich verlässlich ermitteln. Für einige nicht börsennotierte Finanzanlagen und in sehr geringem Umfang für Derivate ist der beizulegende Zeitwert nicht ermittelbar. Diese bewerten wir mit fortgeführten Anschaffungskosten.

Eingebettete derivative Finanzinstrumente innerhalb eines strukturierten Produkts werden – außerhalb des Handelsbestandes – vom Basiskontrakt getrennt und als eigenständiges derivatives Finanzinstrument erfasst. Der Basiskontrakt wird anschließend in Abhängigkeit von der getroffenen Kategorisierung bilanziert. Die Wertänderung aus den abgetrennten und zum Fair Value bewerteten Derivaten wird erfolgswirksam erfasst.

Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cashflow-Hedge – ab.

Beim Fair-Value-Hedge wird das Risiko einer Änderung des beizulegenden Zeitwerts eines bilanzierten Vermögenswerts oder einer bilanzierten Verbindlichkeit oder einer bilanzunwirksamen festen Verpflichtung (oder Teile davon), das auf ein bestimmtes Risiko zurückzuführen ist und Auswirkungen auf das Periodenergebnis haben könnte, abgesichert. Dabei ist eine hohe Sicherungseffizienz erforderlich, bei der sich die Änderungen der Fair Values von gesichertem Grundgeschäft mit Bezug auf das gesicherte Risiko und Sicherungsderivat in einer Bandbreite von 80–125% ausgleichen. Wir wenden das Fair-Value-Hedge-Accounting für Derivate an, die zur Absicherung des beizulegenden Zeitwertes bilanzierter Vermögenswerte und Verbindlichkeiten eingesetzt werden. Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument zum beizulegenden Zeitwert bewertet. Wertänderungen sind erfolgswirksam zu behandeln. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Beim Cashflow-Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden. Wir wenden das Cashflow-Hedge-Accounting für Derivate zur Absicherung künftiger Zinszahlungsströme an. Nach dem Cashflow-Hedge-Accounting bilanzieren wir Derivate, die im Rahmen des Asset-Liability-Managements der Absicherung des Zinsänderungsrisikos dienen. Zukünftige variable Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten werden dabei vorwiegend mittels Zinsswaps in feste Zahlungen getauscht. Sicherungsinstrumente werden zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effizienten und einen ineffizienten Teil zu trennen. Eine Sicherungsbeziehung gilt als effizient, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflows der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflows der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effizienz stellen wir die erwarteten zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten (inklusive rollierender kurzfristiger Positionen) zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenüber. Der effiziente Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Diese erfolgswirksamen Auflösungen in der Zukunft werden in der Gewinn- und Verlustrechnung durch die Cashflows aus den Grundgeschäften kompensiert. Der ineffiziente Teil der Sicherungsderivate ist erfolgswirksam zu erfassen. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder im Falle von AfS-Vermögenswerten zum beizulegenden Zeitwert bilanziert.

Bei der Berechnung von Rentabilitätskennzahlen bleiben die IAS 39 spezifischen Eigenkapitalpositionen AfS-Rücklage und Hedge-Rücklage unberücksichtigt.

7

Handelsaktiva

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS- oder Fair-Value-Option-Bestände sind, enthalten.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit den beizulegenden Zeitwerten bewertet. Bei nicht börsengehandelten derivativen Finanzgeschäften liegen der Ermittlung des Bilanzwerts interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

8

Forderungen

Unsere Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um Fair-Value-Option-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt.

9

Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft (Risikovorsorge)

Die Bemessung der Risikovorsorge wird insbesondere durch Schätzungen hinsichtlich bereits eingetretener Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt.

Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet und aufgelöst, soweit das Kreditrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und ausgebucht wurde. Dabei berücksichtigen wir auch akute, länderspezifische Transferrisiken.

Portfoliowertberichtigungen bilden wir auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfeldes und aktueller Ereignisse. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, behandeln wir als Verbrauch der Portfoliowertberichtigungen.

10

Finanzanlagen

Finanzanlagen umfassen HtM-Finanzanlagen, AfS-Finanzanlagen und Fair-Value-Option-Finanzanlagen, als Finanzinvestition gehaltene Grundstücke und Gebäude sowie at-Equity bewertete Unternehmen.

AfS-Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, werden gemäß IAS 40.30 in Verbindung mit IAS 40.56 zu fortgeführten Anschaffungskosten bewertet. Als Finanzinvestition gehaltene Gebäude werden planmäßig linear über die wirtschaftliche Nutzungsdauer von 25 - 50 Jahren abgeschrieben. Die Mieterträge und die Refinanzierungsaufwendungen aus diesen Finanzinvestitionen weisen wir im Zinsüberschuss aus. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden sind im Finanzanlageergebnis enthalten.

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden grundsätzlich zum beizulegenden Zeitwert angesetzt.

11

Sachanlagen

Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

Sachanlagen	Wirtschaftliche Nutzungsdauer
Gebäude	25 - 50 Jahre
Einbauten in fremden Anwesen	10 - 25 Jahre
EDV-Anlagen (im weiteren Sinne)	3 - 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3 - 25 Jahre

Sofern bei Vermögenswerten des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Vermögenswerte des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

12

Leasinggeschäft

Gemäß IAS 17 sind Leasingverträge in Finanzierungs-Leasing und Operating-Leasingverhältnisse zu klassifizieren. Im Gegensatz zum Operating-Leasing ist ein Finanzierungs-Leasing ein Leasingverhältnis, bei dem im Wesentlichen alle mit dem Eigentum verbundenen Risiken und Chancen eines Vermögenswertes übertragen werden. Dabei ist es unerheblich, ob letztendlich das zivilrechtliche Eigentum übertragen wird.

Die HVB Group als Leasinggeber

Im Rahmen eines Finanzierungs-Leasingvertrages hat der Leasinggeber in seiner Bilanz den verleasten Vermögenswert als Forderung in Höhe des Nettoinvestitionswerts anzusetzen. Zinserträge werden auf der Basis einer gleich bleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt. Der Begriff Nettoinvestitionswert wird ausführlich in Note 46 »Forderungen an Kunden« definiert. Die HVB Group verleast als Finanzierungs-Leasinggeber sowohl Mobilien als auch Immobilien.

Im Gegensatz dazu werden bei Operating-Leasingverträgen, die dem Leasinggeber zuzurechnen sind, die Leasinggegenstände unter den Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst. Die HVB Group verleast als Operating-Leasinggeber sowohl Mobilien als auch Immobilien. Verträge der HVB Group als Operating-Leasinggeber haben eine vergleichsweise geringe Bedeutung.

Die HVB Group als Leasingnehmer

Beim Finanzierungs-Leasing wird der Vermögenswert unter Sachanlagen und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz des Leasinggegenstandes erfolgt jeweils in der Höhe des beizulegenden Zeitwertes des Leasinggegenstandes bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwertes der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten werden in einen Zins- und einen Tilgungsanteil der Restschuld aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt. Leasingraten aus Operating-Leasing werden als Mietaufwand behandelt und im Verwaltungsaufwand ausgewiesen. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

13

Immaterielle Vermögenswerte

Unter den immateriellen Vermögenswerten sind im Wesentlichen Geschäfts- oder Firmenwerte aus vollkonsolidierten Tochterunternehmen sowie Software ausgewiesen. Immaterielle Vermögenswerte werden nur aktiviert, wenn es wahrscheinlich ist, dass ein zukünftiger Nutzen zufließt und die Kosten verlässlich ermittelt werden können. Geschäfts- oder Firmenwerte sind gemäß IAS 36 nicht mehr planmäßig abzuschreiben. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird jährlich sowie bei Vorliegen von Anhaltspunkten überprüft. Sofern erforderlich, werden außerplanmäßige Abschreibungen vorgenommen. Software bewerten wir zu fortgeführten Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von drei bis fünf Jahren abschreiben. Alle sonstigen immateriellen Vermögenswerte schreiben wir planmäßig über eine Laufzeit von bis zu zehn Jahren ab, da sie eine begrenzte Nutzungsdauer haben.

14

Zur Veräußerung gehaltene Vermögensgruppe

Eine zur Veräußerung gehaltene Vermögensgruppe ist nach IFRS 5 am Bilanzstichtag mit dem niedrigeren Wert von Buchwert und beizulegenden Zeitwert (abzüglich Veräußerungskosten) anzusetzen.

15

Verbindlichkeiten

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedges sind, passivieren wir unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Anschaffungskosten. Für einige verbriefte Verbindlichkeiten mit eingebetteten Derivaten haben wir die Fair-Value-Option angewendet.

16

Handelspassiva

In den Handelspassiva sind negative Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS- oder Fair-Value-Option-Bestände sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine, Zertifikate und Anleihen sowie Lieferverpflichtungen aus Wertpapierleerverkäufen, soweit sie Handelszwecken dienen, aus.

Handelspassiva werden mit den beizulegenden Zeitwerten bewertet. Bei nicht börsengehandelten derivativen Finanzgeschäften liegen der Ermittlung des Bilanzwertes interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Bewertungs- und Realisierungsgewinne und -verluste werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

17

Rückstellungen

Als Rückstellungen werden gegenwärtige rechtliche oder faktische Verpflichtungen aus einem Ereignis der Vergangenheit mit wahrscheinlichem Ressourcenabfluss und verlässlich schätzbarer Höhe angesetzt.

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Langfristige Rückstellungen werden abgezinst.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch den beizulegenden Zeitwert des Planvermögens sowie die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Die versicherungstechnischen Gewinne und Verluste werden nach dem Korridorverfahren gemäß IAS 19.92 behandelt: Das heißt eine erfolgswirksame Buchung ist in den Folgejahren vorzunehmen, wenn die insgesamt zum Bilanzstichtag aufgelaufenen Gewinne oder Verluste den Korridor von 10% des Maximums aus dem Barwert der erdienten Pensionsansprüche und den beizulegenden Zeitwerten der Vermögenswerte der externen Versorgungseinrichtungen überschreiten.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich im Wesentlichen aus der Rückstellung des Vorjahres zuzüglich des zum Beginn des Geschäftsjahres ermittelten Pensionsaufwandes, abzüglich der liquiditätswirksamen Zahlungen und abzüglich der Zuwendungen zum Planvermögen des aktuellen Geschäftsjahres. Das von der HVB AG und einigen Tochterunternehmen eingerichtete Planvermögen zur Finanzierung der Pensionsverpflichtungen ist ausführlich in Note 62 »Rückstellungen« beschrieben.

18

Sonstige Passiva

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt. Daneben werden hier die negativen beizulegenden Zeitwerte von Derivaten außerhalb des Handelsbuchs ausgewiesen, die vor allem zur Absicherung des Marktzinsrisikos eingesetzt werden.

19

Währungsumrechnung

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf die jeweilige funktionale Währung (im Allgemeinen die jeweilige Landeswährung) lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zum Fair Value bewertet werden, werden ebenfalls mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzpositionen unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, mit marktgerechten Kursen am Bilanzstichtag umgerechnet. Für die Umrechnung der Aufwendungen und Erträge dieser Tochterunternehmen werden Transaktionskurse verwendet.

20

Ertragsteuern

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

SEGMENT-BERICHTERSTATTUNG

21

Erläuterungen zur Segmentberichterstattung nach Geschäftsfeldern (primäre Segmentierung)

Wir steuern die HVB Group über die operativen Geschäftsfelder, deshalb definieren wir diese als primäre Segmente. Ihre Strategien und Produkte stellen wir in den Kapiteln Geschäftsfeld Deutschland, Geschäftsfeld Österreich und CEE und Geschäftsfeld Corporates & Markets dar. Die Ergebnisse der Geschäftsfelder und ihrer jeweiligen Ressorts besprechen wir ausführlich im Konzernlagebericht. Neben den operativen Geschäftsfeldern weisen wir seit 1. Januar 2005 das primäre Segment Real Estate Restructuring aus.

Zum Jahresbeginn 2005 wurden die nachstehend beschriebenen aufbauorganisatorischen Veränderungen innerhalb der HVB Group vorgenommen:

- Das Segment Real Estate Restructuring (RER) ist durch die Überführung der bisher dem Geschäftsfeld Deutschland zugeordneten Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäftes der HVB AG sowie der Restbestände des Segments Workout Immobilien entstanden. Ziel des neu geschaffenen Segments RER ist es, die zugeordneten Portfolios unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.
- Im Geschäftsfeld Österreich und CEE haben wir uns zur besseren Steuerung der Ressorts entschlossen, die Transparenz in der internen und externen Berichterstattung zu erhöhen und weisen daher ab dem 1. Quartal 2005 das Ressort »Firmenkunden« getrennt von den Ressorts »Privatkunden« und »Großkunden und Immobilien« aus.
- Im Rahmen der Optimierung unserer auf der Marktzinsmethode basierenden Zinssteuerung und auf Grund der Anpassung unserer Refinanzierungsstruktur an die Marktopportunitäten ergaben sich diverse Auswirkungen auf den segmentierten Zinsüberschuss. In diesem Zusammenhang haben wir zur Bildung einer klareren Aufgabenabgrenzung auch die Dispositionsverantwortung für nicht handelsbuchbezogene Transaktionen vom Ressort Markets in das Geschäftsfeld Sonstiges übertragen. Zudem haben wir Veränderungen bei konzerninternen Verrechnungsmodalitäten mit Wirkung auf den segmentierten Provisionsüberschuss vorgenommen.

Bei der Darstellung der Segmentinformationen haben wir die Vorjahreszahlen an die neue Struktur angepasst.

Ferner sind die Auswirkungen der Anwendung geänderter und neuer IFRS-Regelungen, soweit sie rückwirkend anzuwenden waren, sowie die in Note 2 »Stetigkeit« beschriebene Ausweisänderung bezüglich erfolgswirksamer Entkonsolidierungseffekte in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

Basis für unsere Segmentberichterstattung ist die interne Geschäftsfeldrechnung, die wir nach IFRS vornehmen. Die Geschäftsfelder treten wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Geschäftsfelder sind nach der Betreuungszuständigkeit für unsere Kunden abgegrenzt. Die Aufspaltung des Zinsüberschusses erfolgt nach der Marktzinsmethode. Die Verwaltungsaufwendungen werden verursachungsgerecht auf die Segmente verteilt. Die Bereiche Group Services, Core IT und Group Corporate Center treten dabei wie externe Anbieter auf, die ihre Leistungen den Geschäftsfeldern zu einem marktüblichen Preis verrechnen.

Wir statten die Geschäftsfelder und Ressorts mit 7% Kernkapital bezogen auf die Risikoaktiva und mit 50% Kernkapital auf die zu unterlegenden Marktrisiken nach den Regeln der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) aus. Eine Ausnahme bilden hier im Geschäftsfeld Österreich und CEE die Auslandseinheiten im Ressort CEE, welche mit 10% Kernkapital bezogen auf die Risikoaktiva ausgestattet werden. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Wir wenden dabei den Zinssatz an, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt.

In der Spalte »Sonstige/Konsolidierung« sind neben segmentübergreifenden Konsolidierungsvorgängen die Ergebnisbeiträge abgebildet, die nicht in den Verantwortungsbereich der einzelnen Geschäftsfelder fallen. Dazu zählen die Positionen konsolidierter Serviceunternehmen sowie die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Geschäftsfeldern zugerechnet sind. Ebenso berücksichtigen wir hier das Ergebnis aus strategischen Beständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind in diesem Segment Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

22

Erfolgsrechnung nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
2005	2622	2379	1025	117	- 258	5885
2004	2547	2185	989	121	- 180	5662
Kreditrisikovorsorge						
2005	929	508	58	—	18	1513
2004	391	395	-72	1070	11	1795
Provisionsüberschuss						
2005	1385	1412	444	4	- 5	3240
2004	1230	1206	392	9	8	2845
Handelsergebnis						
2005	3	49	859	—	15	926
2004	2	86	613	—	27	728
Verwaltungsaufwand						
2005	2588	2401	1315	104	174	6582
2004	2540	2270	1168	87	53	6118
Saldo sonstige betriebliche Erträge/Aufwendungen						
2005	- 47	9	- 53	- 33	-19	-143
2004	32	- 50	14	- 12	39	23
Betriebsergebnis						
2005	446	940	902	- 16	- 459	1813
2004	880	762	912	-1039	- 170	1345
Finanzanlageergebnis						
2005	- 8	283	118	—	-72	321
2004	31	-18	- 60	—	61	14
Abschreibungen auf Geschäfts- oder Firmenwerte						
2005	—	—	—	—	—	—
2004	33	84	40	—	8	165
Aufwendungen für Restrukturierungen						
2005	121	99	72	39	215	546
2004	—	—	—	—	250	250
Zuführung zu Sonderwertberichtigungen						
2005	—	—	—	—	—	—
2004	—	—	—	2500	—	2500
Saldo übrige Erträge/Aufwendungen						
2005	- 6	-11	- 2	- 257	- 13	- 289
2004	- 7	- 4	- 1	- 210	-135	- 357
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
2005	311	1113	946	- 312	- 759	1299
2004	871	656	811	- 3749	- 502	-1913
darunter:						
Bank Austria Creditanstalt-Gruppe						
2005	—	1113	138	—	- 72	1179
2004	—	656	102	—	- 65	693

Erfolgsrechnung nach Geschäftsfeldern (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern bereinigt[1]						
2005	509	1 282	1 018	- 273	- 544	1 992
2004	904	740	851	- 1 249	- 244	1 002
darunter:						
Bank Austria Creditanstalt-Gruppe bereinigt[1]						
2005	—	1 282	138	—	- 64	1 356
2004	—	740	124	—	- 57	807

[1] 2005 bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«. 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

Erfolgsrechnung nach Ressorts Geschäftsfeld Deutschland

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
2005	1 857	1 704	389	13	3 963
2004 (reorganisiert)[1]	1 782	1 601	426	2	3 811
2004 (vor Reorganisation)	1 865[3]	1 657	483	2	4 007[2]
Kreditrisikovorsorge					
2005	257	347	325	—	929
2004 (reorganisiert)[1]	121	267	3	—	391
2004 (vor Reorganisation)	285	560	516	—	1 361[2]
Verwaltungsaufwand					
2005	1 572	814	189	13	2 588
2004 (reorganisiert)[1]	1 593	774	171	2	2 540
2004 (vor Reorganisation)	1 609	807	209	3	2 628[2]
Betriebsergebnis					
2005	28	543	- 125	—	446
2004 (reorganisiert)[1]	68	560	252	—	880
2004 (vor Reorganisation)	- 29[3]	290	- 242	- 1	18[2]
Nachrichtlich:					
Betriebsergebnis vor Kreditrisikovorsorge					
2005	285	890	200	—	1 375
2004 (reorganisiert)[1]	189	827	255	—	1 271
2004 (vor Reorganisation)	256[3]	850	274	- 1	1 379
Cost-Income-Ratio					
2005	84,7%	47,8%	48,6%	—	65,3%
2004 (reorganisiert)[1]	89,4%	48,3%	40,1%	—	66,6%
2004 (vor Reorganisation)	86,3%[3]	48,7%	43,3%	—	65,6%

[1] Reorganisiert um Erstanwendung geänderter IFRS, aufbauorganisatorische Änderungen und der Ausweisänderungen der Verkaufserfolge bei entkonsolidierten Gesellschaften.

[2] Gemäß Ausweis im Geschäftsbericht 2004.

[3] Inklusive Veräußerungsgewinn BethmannMaffei von 56 Mio €.

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
2005	1 178	611	561	1 499	—	3 849
2004	1 131	585	550	1 161	—	3 427
Kreditrisikovorsorge						
2005	234	122	35	117	—	508
2004	74	200	35	86	—	395
Verwaltungsaufwand						
2005	888	403	286	824	—	2 401
2004	908	385	285	692	—	2 270
Betriebsergebnis						
2005	56	86	240	558	—	940
2004	149	—	230	383	—	762
Cost-Income-Ratio						
2005	75,4%	66,0%	51,0%	55,0%	—	62,4%
2004	80,3%	65,8%	51,8%	59,6%	—	66,2%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
2005	1 245	1 025	5	2 275
2004	1 103	912	-7	2 008
Kreditrisikovorsorge				
2005	3	55	—	58
2004	—	-72	—	-72
Verwaltungsaufwand				
2005	783	527	5	1 315
2004	717	458	-7	1 168
Betriebsergebnis				
2005	459	443	—	902
2004	386	526	—	912
Cost-Income-Ratio				
2005	62,9%	51,4%	—	57,8%
2004	65,0%	50,2%	—	58,2%

Erfolgsrechnung nach Geschäftsfeldern
Quartalsentwicklung 2005

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1. Quartal 2005	663	548	224	32	- 63	1 404
2. Quartal 2005	682	590	238	41	- 58	1 493
3. Quartal 2005	640	594	243	17	- 26	1 468
4. Quartal 2005	637	647	320	27	-111	1 520
Kreditrisikovorsorge						
1. Quartal 2005	164	110	47	—	2	323
2. Quartal 2005	227	107	-16	—	8	326
3. Quartal 2005	216	114	- 6	—	3	327
4. Quartal 2005	322	177	33	—	5	537
Provisionsüberschuss						
1. Quartal 2005	364	322	68	2	1	757
2. Quartal 2005	341	327	98	—	- 2	764
3. Quartal 2005	349	376	133	1	1	860
4. Quartal 2005	331	387	145	1	- 5	859
Handelsergebnis						
1. Quartal 2005	—	18	304	—	—	322
2. Quartal 2005	1	10	91	—	- 1	101
3. Quartal 2005	1	3	267	—	7	278
4. Quartal 2005	1	18	197	—	9	225
Verwaltungsaufwand						
1. Quartal 2005	654	575	309	23	39	1 600
2. Quartal 2005	653	582	304	31	53	1 623
3. Quartal 2005	627	591	327	25	53	1 623
4. Quartal 2005	654	653	375	25	29	1 736
Saldo sonstige betriebliche Erträge/Aufwendungen						
1. Quartal 2005	- 6	—	- 18	- 1	- 7	- 32
2. Quartal 2005	12	5	—	- 1	- 14	2
3. Quartal 2005	7	- 1	- 11	- 1	26	20
4. Quartal 2005	- 60	5	- 24	- 30	- 24	-133
Betriebsergebnis						
1. Quartal 2005	203	203	222	10	-110	528
2. Quartal 2005	156	243	139	9	-136	411
3. Quartal 2005	154	267	311	- 8	- 48	676
4. Quartal 2005	- 67	227	230	- 27	-165	198

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Finanzanlageergebnis						
1. Quartal 2005	—	13	41	—	20	74
2. Quartal 2005	- 3	- 5	38	—	1	31
3. Quartal 2005	- 4	243	42	—	- 258	23
4. Quartal 2005	- 1	32	- 3	—	165	193
Abschreibungen auf Geschäfts- oder Firmenwerte						
1. Quartal 2005	—	—	—	—	—	—
2. Quartal 2005	—	—	—	—	—	—
3. Quartal 2005	—	—	—	—	—	—
4. Quartal 2005	—	—	—	—	—	—
Aufwenduungen für Restrukturierungen						
1. Quartal 2005	—	—	—	—	—	—
2. Quartal 2005	—	—	—	—	—	—
3. Quartal 2005	—	60	—	—	—	60
4. Quartal 2005	121	39	72	39	215	486
Saldo übrige Erträge/Aufwendungen						
1. Quartal 2005	- 1	—	—	- 33	- 3	- 37
2. Quartal 2005	- 2	- 2	—	- 34	2	- 36
3. Quartal 2005	—	- 1	—	- 33	- 2	- 36
4. Quartal 2005	- 3	- 8	- 2	-157	-10	-180
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1. Quartal 2005	202	216	263	- 23	- 93	565
2. Quartal 2005	151	236	177	- 25	- 133	406
3. Quartal 2005	150	449	353	- 41	- 308	603
4. Quartal 2005	-192	212	153	- 223	- 225	- 275
4. Quartal 2005 bereinigt[1]	6	321	225	- 184	- 10	358
darunter:						
Bank Austria Creditanstalt-Gruppe						
1. Quartal 2005	—	216	42	—	- 14	244
2. Quartal 2005	—	236	34	—	17	287
3. Quartal 2005	—	449	39	—	- 2	486
4. Quartal 2005	—	212	23	—	- 73	162
4. Quartal 2005 bereinigt[1]	—	321	23	—	- 65	279

[1] Bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«.

23

Eigenkapital und Eigenkapitalrentabilität nach Geschäftsfeldern

	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern (bereinigt)[2,3,4]						
in %						
2005	9,1	28,8	28,7	—	—	13,7
2004	15,3[5]	17,5	24,1	—	—	6,7
Eigenkapitalrentabilität vor Steuern[2]						
in %						
2005	5,6	25,0	26,6	—	—	8,9
2004	14,8[5]	15,5	23,0	—	—	-12,8
Durchschnittlich gebundenes Kernkapital (BIZ)						
in Mio €						
2005	7 186	5 725	4 576	418	817	18 722
2004	7 081	5 078	4 240	748	851	17 998
Durchschnittlich bilanzielles Eigenkapital[6]						
in Mio €						
2005	5 578	4 445	3 553	325	634	14 535
2004	5 901	4 232	3 534	623	710	15 000

[1] Kennzahlenwerte nicht angegeben, da ökonomisch nicht aussagekräftig.
[2] Ergebnis vor Steuern im Verhältnis zu dem nach der Struktur des durchschnittlich gebundenen Kernkapitals zugeordneten durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inklusive segmentierter Anteile in Fremdbesitz.
[3] 2005 bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«.
[4] 2004 bereinigt um Goodwill-abschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.
[5] Ausweis im Geschäftsbericht 2004 vor Reorganisation für Geschäftsfeld Deutschland: -31,3%, -0,3%, (bereinigt).
[6] Eigenkapital zur Berechnung der Eigenkapitalrentabilität vor Steuern (ohne Bewertungsänderungen von Finanzinstrumenten), inklusive Anteile in Fremdbesitz.

24

Bilanzzahlen nach Geschäftsfeldern[1]

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Handelsaktiva						
2005	43	1 007	101 658	—	811	103 519
2004	51	2 007	88 733	—	920	91 711
Kreditvolumen						
2005	142 591	101 282	73 317	9 581	5 848	332 619
2004	146 766	92 321	63 931	15 382	6 193	324 593
Verbindlichkeiten gegenüber Kreditinstituten						
2005	1 409	30 975	96 245	—	–14 890	113 739
2004	1 197	25 498	91 628	—	–14 717	103 606
Verbindlichkeiten gegenüber Kunden						
2005	60 930	58 124	36 448	308	2 611	158 421
2004	60 677	54 097	28 186	363	1 128	144 451
Verbriefte Verbindlichkeiten						
2005	67	9 226	26 664	—	70 025	105 982
2004	76	7 836	18 029	—	83 621	109 562

[1] Bilanzzahlen werden segmentiert dargestellt, soweit sie direkt zugeordnet werden oder auf einer vernünftigen Grundlage auf Segmente verteilt werden können.

25

Kennziffern zur Risikovorsorge nach operativen Geschäftsfeldern

	Deutschland	Österreich und CEE	Corporates & Markets
Nettozuführungsquote in %			
2005	0,65	0,50	0,08
2004 (reorganisiert)[1]	0,27[2]	0,43	- 0,11
Kreditausfallquote in %			
2005	0,45	0,47	0,59
2004 (reorganisiert)[1]	0,72	0,74	0,71
Risikovorsorgebestand in Mio €			
2005	3 023	3 439	937
2004 (reorganisiert)[1]	2 733	3 387	1 251
Risikovorsorgebestandsquote in %			
2005	2,12	3,40	1,28
2004 (reorganisiert)[1]	1,86	3,67	1,96

[1] Reorganisiert um Erstanwendung geänderter IFRS und aufbauorganisatorische Änderungen.

[2] Nettozuführungsquote für 2004 vor Reorganisation: 0,85%.

26

Mitarbeiter der Geschäftsfelder und Dienstleistungsbereiche

	2005	2004
Deutschland	12 303	12 203
Österreich und CEE	27 508	24 727
Corporates & Markets	4 136	2 568
Group Services	8 284	8 925
Core IT	2 563	2 595
Group Corporate Center[1]	6 224	6 528
Sonstige	233	260
Insgesamt	**61 251**	**57 806**

[1] Im Group Corporate Center sind Mitarbeiter enthalten, die Dienstleistungen für das Geschäftsfeld Real Estate Restructuring erbringen.

27

Segmentberichterstattung nach Regionen (sekundäre Segmentierung)

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz der Konzernunternehmen beziehungsweise deren Niederlassungen.

Erfolgszahlen nach Regionen:

in Mio €	Deutschland	Österreich	Übriges Westeuropa	Zentral- und Osteuropa	Amerika	Asien	Konsolidierung	HVB Group
Operative Erträge								
2005	5 024	2 807	709	1 777	139	85	- 633	9 908
2004	4 862	2 614	688	1 334	264	56	- 560	9 258
Kreditrisikovorsorge								
2005	1 038	379	46	126	-74	- 2	—	1 513
2004	1 377	313	31	87	- 9	- 4	—	1 795
Verwaltungsaufwand								
2005	3 456	1 818	276	908	94	67	- 37	6 582
2004	3 250	1 804	243	707	123	57	- 66	6 118
Betriebsergebnis								
2005	530	610	387	743	119	20	- 596	1 813
2004	235	497	414	540	150	3	- 494	1 345
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
2005	- 170	657	415	838	135	24	- 600	1 299
2004	- 2 847	391	404	506	114	13	- 494	-1 913

Cost-Income-Ratio (auf der Basis der operativen Erträge) nach Regionen:

in %	2005	2004
Deutschland	68,8	66,8
Österreich	64,8	69,0
Übriges Westeuropa	38,9	35,3
Zentral- und Osteuropa	51,1	53,0
Amerika	67,6	46,6
Asien	78,8	101,8
Konzern	**66,4**	**66,1**

Kreditvolumen nach Regionen:

in Mio €	2005	2004
Deutschland	180 134	186 579
Österreich	79 797	78 301
Übriges Westeuropa	37 989	34 974
Zentral- und Osteuropa	29 703	20 768
Amerika	11 753	8 988
Asien	4 994	4 230
Konsolidierung	- 11 751	- 9 247
Konzern	**332 619**	**324 593**

Mitarbeiter nach Regionen:

	2005	2004
Deutschland	25 688	26 259
Österreich	11 490	12 414
Übriges Westeuropa	1 009	1 034
Zentral- und Osteuropa	22 452	17 496
Afrika	2	1
Amerika	323	322
Asien	287	277
Australien	—	3
Konzern	**61 251**	**57 806**

ANGABEN ZUR GEWINN- UND VERLUSTRECHUNG

28 Zinsüberschuss

in Mio €	2005	2004
Zinserträge aus		
Kredit- und Geldmarktgeschäften	14 709	15 010
festverzinslichen Wertpapieren und Schuldbuchforderungen	1 413	1 402
Aktien und anderen nicht festverzinslichen Wertpapieren	189	166
verbundenen Unternehmen	137	178
nach der Equity-Methode bewerteten Unternehmen	101	105
Beteiligungen	117	65
Immobilien des Finanzanlagebestandes	29	34
Zinsaufwendungen für		
Einlagen	5 783	5 787
Verbriefte Verbindlichkeiten	4 252	4 702
Nachrangkapital	950	963
Ergebnis aus Sicherungszusammenhängen durch Hedge Accounting	-6	-3
Ergebnis aus dem Leasinggeschäft	**181**	**157**
Insgesamt	**5 885**	**5 662**

Für finanzielle Vermögenswerte und Verbindlichkeiten, die nicht erfolgswirksam zum beizulegenden Zeitwert bewertet werden, beträgt der gesamte Zinsertrag 16 229 Mio € und der gesamte Zinsaufwand 10 968 Mio €.

Zinsspannen:

in %	2005	2004
auf Basis der durchschnittlichen Risikoaktiva (BIZ)[1]	2,71	2,62
auf Basis des durchschnittlichen Geschäftsvolumens	1,53	1,45

[1] Bezogen auf bilanzielle Geschäfte.

29 Kreditrisikovorsorge

in Mio €	2005	2004
Zuführungen	3 402	3 152
Wertberichtigungen auf Forderungen	3 207	3 027
Rückstellungen im Kreditgeschäft	195	125
Auflösungen	-1 802	-1 284
Wertberichtigungen auf Forderungen	-1 748	-1 144
Rückstellungen im Kreditgeschäft	- 54	- 140
Eingänge auf abgeschriebene Forderungen	- 87	- 73
Insgesamt	**1 513**	**1 795**

Kreditrisikovorsorge an nahestehende Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene Unternehmen	4	—
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	—
Sonstige Beteiligungsunternehmen	—	—
Insgesamt	**4**	**—**

30 Provisionsüberschuss

in Mio €	2005	2004
Wertpapier- und Depotgeschäft	1 319	1 105
Außenhandelsgeschäft/ Zahlungsverkehr	1 148	992
Kreditgeschäft	517	466
Vermittlung von fremden Produkten	124	124
Sonstiges Dienstleistungsgeschäft	132	158
Insgesamt	**3 240**	**2 845**

31 Handelsergebnis

in Mio €	2005	2004
Kursbezogene Geschäfte	303	238
Zins- und währungsbezogene Geschäfte	623	490
Insgesamt	**926**	**728**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 925 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 561 Mio € enthalten.

32
Verwaltungsaufwand

in Mio €	2005	2004
Personalaufwand	**3 734**	**3 514**
Löhne und Gehälter	2 868	2 624
Soziale Abgaben	492	477
Aufwendungen für Altersversorgung und Unterstützung	374	413
Andere Verwaltungsaufwendungen	**2 185**	**2 029**
Abschreibungen und Wertberichtigungen	**663**	**575**
auf Sachanlagen	399	316
auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	264	259
Insgesamt	**6 582**	**6 118**

Die bis 31. Dezember 2005 geltenden Vorstandsverträge beinhalten neben Festvergütung und Performance Bonus auch die Zusage so genannter Phantom Stocks. Optionspläne oder Aktien sind dagegen nicht enthalten.

Die ab 1. Januar 2006 geltenden Vorstandsverträge sehen dagegen u. a. einen Long Term Incentive vor.

33
Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	2005	2004
Sonstige betriebliche Erträge	349	344
Sonstige betriebliche Aufwendungen	492	321
Saldo sonstige betriebliche Erträge/ Aufwendungen	**-143**	**23**

In den sonstigen betrieblichen Erträgen und Aufwendungen sind keine Entkonsolidierungseffekte mehr enthalten, die durch den vollständigen oder teilweisen Verkauf von vollkonsolidierten Gesellschaften entstehen. Diese werden – beginnend mit der Berichterstattung zum 3. Quartal 2005 – im Finanzanlageergebnis ausgewiesen.

Auf der Ertragsseite stammt der größte Einzelposten aus der Auflösung von abgegrenzten Verbindlichkeiten und Rückstellungen aus dem Nichtkreditgeschäft in Höhe von 111 Mio €. Aus der Veräußerung von Sachanlagen vereinnahmten wir Gewinne in Höhe von 43 Mio €; die Erträge aus der externen Leistungsverrechnung beliefen sich auf 36 Mio €. Dagegen stehen sonstige betriebliche Aufwendungen unter anderem aus Zuführungen zu Rückstellungen im Nichtkreditgeschäft in Höhe von 177 Mio €, Aufwendungen aus der Währungsumrechnung gemäß IAS 21.28 über 45 Mio € und Abschreibungen und Realisierungsverluste aus Sachanlagen und Sonstige Aktiva in Höhe von 40 Mio €.

34
Operative Erträge

in Mio €	2005	2004
Zinsüberschuss	5 885	5 662
Provisionsüberschuss	3 240	2 845
Handelsergebnis	926	728
Saldo sonstige betriebliche Erträge/Aufwendungen	-143	23
Insgesamt	**9 908**	**9 258**

35
Auswirkungen aus Wechselkursveränderungen

	Veränderung gegenüber Vorjahr gemäß Gewinn- und Verlustrechnung	In der Veränderung enthaltene Währungseffekte	Um Währungseffekte bereinigte Veränderung gegenüber Vorjahr	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	223	80	143	2,5
Provisionsüberschuss	395	41	354	12,4
Handelsergebnis	198	4	194	26,6
Verwaltungsaufwand	464	69	395	6,5

36
Finanzanlageergebnis

in Mio €	2005	2004
Finanzanlageergebnis	321	14
aus AfS-Finanzanlagen	318	- 57
aus HtM-Finanzanlagen	20	2
aus Fair-Value-Option-Finanzanlagen	-10	-17
aus at-Equity bewerteten Unternehmen	88	- 2
aus Veräußerung von einbezogenen Tochtergesellschaften	156	78
aus Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden	- 251	10

Die größten Posten im Finanzanlageergebnis stellen die Verkaufsgewinne unseres Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG (+ 208 Mio €), der Verkauf des 28,2%igen Anteils an der Investkredit Bank AG, Wien (+130 Mio €), der Entkonsolidierungsgewinn durch die Reduzierung unseres Anteils an der HVB Bank Romania S.A., Bukarest (+127 Mio €) im Zusammenhang mit dem Erwerb der Banca Comerciala S.A., Bukarest »Ion Tiriac«, der Gewinn aus der Veräußerung unseres Anteils der Premiere AG (+ 63 Mio €) und Rhön-Klinikum (+ 36 Mio €) dar. Dagegen stehen einmalige Aufwendungen im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds (- 225 Mio €) und diverse Abschreibungen auf Anteilsbesitz gegenüber. Darüber hinaus sind im Finanzanlageergebnis keine Einzelbeträge von wesentlicher Bedeutung enthalten.

37
Abschreibungen auf Geschäfts- oder Firmenwerte

Im Gegensatz zu den Vorjahren werden Geschäfts- oder Firmenwerte gemäß IFRS 3 i.V. m. IAS 36 nicht mehr planmäßig abgeschrieben. Die Geschäfts- oder Firmenwerte wurden von uns auf Ressortebene auf Werthaltigkeit geprüft.

38
Aufwendungen für Restrukturierungen

Die Aufwendungen für Restrukturierungen belaufen sich im Geschäftsjahr 2005 auf 546 Mio € und stehen im Wesentlichen im Zusammenhang mit dem Zusammenschluss der HVB Group mit der UniCredit Gruppe. Es handelt sich dabei überwiegend um Zuführungen zu Restrukturierungsrückstellungen, Abschreibungen auf Anlagevermögen sowie Honorare. Die Restrukturierungsrückstellungen sind hauptsächlich für Abfindungsregelungen vorgesehen. Der Verbrauch der Restrukturierungsrückstellung wird vorwiegend in den Jahren 2006 und 2007 stattfinden.
In der Position Aufwendungen für Restrukturierungen ist auch eine Restrukturierungsrückstellung der BA-CA AG in Höhe von 90 Mio € enthalten, die im Zusammenhang mit der Restrukturierung des Segments »Firmenkunden Österreich« im Zuge des Zusammenschlusses mit der UniCredit Gruppe steht. Die Inanspruchnahme dieser Rückstellung ist für die Jahre 2006 und 2007 vorgesehen.

39
Saldo übrige Erträge/Aufwendungen

in Mio €	2005	2004
Übrige Erträge	**—**	**—**
Übrige Aufwendungen	**289**	**357**
darunter:		
Sonstige Steuern	17	7
Verlustübernahmen	272	220
Aufwendungen für Risikoabschirmung	—	130
Saldo übrige Erträge/ Aufwendungen	**- 289**	**- 357**

Die Verlustübernahmen des Geschäftsjahres 2005 betreffen mit 256 Mio € die HVB Immobilien AG wegen des bestehenden Ergebnisabführungsvertrages mit der HVB AG. Sie beinhalten die Verluste von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG, der im Geschäftsjahr 2005 nicht konsolidiert war. Die Ergebnisse der diesem Teilkonzern zugeordneten Gesellschaften sind auf Grund des Ergebnisabführungsvertrages der HVB Immobilien AG mit der HVB AG im Konzernabschluss enthalten. Ab 1. Januar 2006 werden wir den Teilkonzern HVB Immobilien AG im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbeziehen.

40 Ertragsteuern

in Mio €	2005	2004
Tatsächliche Steuern	442	210
Latente Steuern	-180	14
Insgesamt	**262**	**224**

Die Erträge auf Grund latenter Steuern resultieren hauptsächlich aus der Entstehung bzw. Umkehrung von temporären Differenzen (207 Mio € latenter Steuerertrag) und aus der Entstehung bzw. Nutzung von steuerlichen Verlustvorträgen (73 Mio € latenter Steueraufwand).

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt.

in Mio €	2005	2004
Ergebnis vor Steuern	1299	-1913
Anzuwendender Steuersatz	26,4%	26,4%
Rechnerische Ertragsteuern	343	- 505
Steuereffekte		
aus Vorjahren und Steuersatzänderungen	- 35	91
aus Auslandseinkünften	- 95	- 86
aus steuerfreien Erträgen	- 211	- 181
aus unterschiedlichen Rechtsnormen	- 139	- 13
aus nicht abziehbaren Aufwendungen	97	119
aus Wertanpassungen und dem Nichtansatz latenter Steuern	299	764
aus Geschäfts- oder Firmenwertabschreibungen	—	43
aus sonstigen Unterschieden	3	- 8
Ausgewiesene Ertragsteuern	**262**	**224**

Der für das Berichtsjahr anzuwendende Steuersatz beträgt unverändert 26,4%. Er setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 25,0% und dem Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags.

Die Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet neben den Effekten aus der Verminderung und Erhöhung von latenten Steueransprüchen gemäß IAS 12.56 und IAS 12.37 die Wirkungen aus dem Nichtansatz von latenten Steueransprüchen auf Grund von steuerlichen Verlustvorträgen und temporären Differenzen des laufenden Geschäftsjahres. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

in Mio €	2005	2004
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	79	202
Handelsaktiva/-passiva	221	643
Finanzanlagen	601	601
Sachanlagen/Immaterielle Vermögenswerte	86	102
Sonstige Aktiva/Passiva	261	671
Verbindlichkeiten Kreditinstitute/Kunden	6	27
Sonstiges	74	370
Ausgewiesene latente Steuerverpflichtungen	**1328**	**2616**
Latente Steueransprüche		
Handelsaktiva/-passiva	588	997
Finanzanlagen	262	259
Sachanlagen/Immaterielle Vermögenswerte	53	71
Rückstellungen	445	616
Sonstige Aktiva/Passiva	432	1085
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	95	140
Verlustvorträge	556	595
Sonstiges	236	173
Ausgewiesene latente Steueransprüche	**2667**	**3936**

Grundsätzlich werden deutsche Kapitalgesellschaften mit einem definitiven Körperschaftsteuersatz von 25,0% (Vorjahr 25,0%) belastet, unabhängig davon, ob die Gewinne ausgeschüttet werden oder nicht. Die Bemessung der latenten Steuern erfolgte bei unseren inländischen Gesellschaften mit dem einheitlichen Körperschaftsteuersatz einschließlich Solidaritätszuschlag in Höhe von 26,4% und dem vom jeweiligen Hebesatz abhängigen Gewerbesteuersatz. Auf Grund der Abzugsfähigkeit der Gewerbesteuer bei der Ermittlung der Körperschaftsteuer ergibt sich daraus bei der HVB AG ein unveränderter Gesamtbewertungssatz für latente Steuern von 39,8%.

Die AfS-Rücklage wurde im Geschäftsjahr um latente Steuern in Höhe von 77 Mio € vermindert. Mit der Hedge-Rücklage wurden im laufenden Jahr 26 Mio € latente Steueransprüche verrechnet. Bei den angegebenen direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge in Höhe von 5937 Mio € (2004: 6492 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 1104 Mio € (2004: 401 Mio €) wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

41

Ergebnis je Aktie

	2005	2004
Jahresüberschuss/-fehlbetrag ohne Fremdanteile (bereinigt)[1] in Mio €	1 163	490
Jahresüberschuss/-fehlbetrag ohne Fremdanteile in Mio €	642	- 2 425
Durchschnittliche Anzahl der Aktien	750 699 140	697 096 530
Ergebnis je Aktie (bereinigt)[1] in €	**1,55**	**0,70**
Ergebnis je Aktie in €	**0,86**	**- 3,48**

[1] 2005 bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«.
2004 bereinigt um Goodwill-abschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen.

42

Wertschöpfungsrechnung

Entstehung:

in Mio €	2005	2004
Operative Erträge	9 908	9 258
Finanzanlageergebnis	321	14
Summe der Erträge	10 229	9 272
Kreditrisikovorsorge	1 513	1 795
Andere Verwaltungsaufwendungen	2 185	2 029
Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte	663	740
Zuführung zu Restrukturierungsrückstellungen, Zuführung zu Sonderwertberichtigungen und übrige Aufwendungen (ohne Steuern)	818	3 100
Wertschöpfung	**5 050**	**1 608**

Verwendung:

in Mio €	2005	2004
Wertschöpfung	**5 050**	**1 608**
Mitarbeiter (Personalaufwand)	3 734	3 514
Öffentliche Hand (Steuern)	279	231
Aktionäre der HVB AG (Dividende)	191	—
Fremdanteile	395	288
Unternehmen	451	- 2 425

43
Barreserve[1]

in Mio €	2005	2004
Kassenbestand und Guthaben bei Zentralnotenbanken	7 269	6 644
Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind	488	259
Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	322	21
Wechsel	166	238
Insgesamt	**7 757**	**6 903**

[1] Zahlungsmittel und Zahlungsmitteläquivalente.

44
Handelsaktiva

in Mio €	2005	2004
Schuldverschreibungen und andere festverzinsliche Wertpapiere	41 838	37 398
Geldmarktpapiere	1 594	959
Anleihen und Schuldverschreibungen	40 244	36 439
von öffentlichen Emittenten	7 651	8 149
von anderen Emittenten	32 593	28 290
darunter:		
börsenfähige Werte	41 692	36 931
börsennotiert	36 387	33 212
nicht börsennotiert	5 305	3 719
Aktien und andere nicht festverzinsliche Wertpapiere	11 663	5 481
Aktien	9 833	4 097
Investmentanteile	1 697	913
Sonstige	133	471
darunter:		
börsenfähige Werte	10 986	4 707
börsennotiert	10 899	4 530
nicht börsennotiert	87	177
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	44 371	44 958
Sonstige Handelsbestände	5 647	3 874
Insgesamt	**103 519**	**91 711**

Schuldverschreibungen und andere festverzinsliche Wertpapiere von nahestehenden Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene Unternehmen	1	18
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	53	155
Sonstige Beteiligungsunternehmen	20	50
Insgesamt	**74**	**223**

45
Forderungen an Kreditinstitute

Forderungen an Kreditinstitute nach Geschäftsarten:

in Mio €	2005	2004
Kredite und Darlehen		
Kommunaldarlehen	1 436	874
Immobilienfinanzierungen	24	1
Sonstige Forderungen	21 035	21 424
Geldanlagen	**34 734**	**25 180**
Insgesamt	**57 229**	**47 479**

Forderungen an Kreditinstitute in Deutschland und übrigen Regionen:

in Mio €	2005	2004
Kreditinstitute in Deutschland	16 235	10 613
Kreditinstitute in übrigen Regionen	40 994	36 866
Insgesamt	**57 229**	**47 479**

Forderungen an Kreditinstitute nach Fristen:

in Mio €	2005	2004
Täglich fällig	13 459	10 352
Befristet mit Restlaufzeit	43 770	37 127
bis 3 Monate	27 516	21 999
über 3 Monate bis 1 Jahr	7 331	4 319
über 1 Jahr bis 5 Jahre	5 939	5 379
über 5 Jahre	2 984	5 430
Insgesamt	**57 229**	**47 479**

Der Buchwert der Forderungen an Kreditinstitute, die beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende finanzielle Vermögenswerte designiert werden (Fair-Value-Option), beträgt 598 Mio €.

Forderungen an nahestehende Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene Unternehmen	399	358
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	791	956
Sonstige Beteiligungsunternehmen	73	49
Insgesamt	**1263**	**1363**

46

Forderungen an Kunden

Forderungen an Kunden nach Geschäftsarten:

in Mio €	2005	2004
Kredite und Darlehen		
Kommunaldarlehen	19004	21357
Immobilienfinanzierungen	111514	118905
Sonstige Forderungen	140093	130717
Geldanlagen	**4032**	**4140**
Insgesamt	**274643**	**275119**

In den Forderungen an Kunden ist mit einem Nominalvolumen von 2,1 Mrd € auch ein Portfolio enthalten, bei dem Veräußerungsabsicht besteht. Im Hinblick auf vertragliche Verschwiegenheitsklauseln können die diesem Portfolio zugeordneten Vermögensgegenstände nicht separiert werden.

Forderungen an Kunden in Deutschland und übrigen Regionen:

in Mio €	2005	2004
Kunden in Deutschland	154175	166041
Kunden in übrigen Regionen	120468	109078
Insgesamt	**274643**	**275119**

Forderungen an Kunden nach Fristen:

in Mio €	2005	2004
Unbestimmte Laufzeiten	23423	25623
Befristet mit Restlaufzeit	251220	249496
bis 3 Monate	35679	33282
über 3 Monate bis 1 Jahr	18774	18961
über 1 Jahr bis 5 Jahre	55602	55669
über 5 Jahre	141165	141584
Insgesamt	**274643**	**275119**

Der Buchwert der Forderungen an Kunden, die beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende finanzielle Vermögenswerte designiert werden (Fair-Value-Option), beträgt 2384 Mio €.

Forderungen an nahestehende Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene Unternehmen	2559	2558
Gemeinschaftsunternehmen	10	87
Assoziierte Unternehmen	254	257
Sonstige Beteiligungsunternehmen	3072	2543
Insgesamt	**5895**	**5445**

Forderungen aus dem Leasinggeschäft (Finanzierungs-Leasing):

in Mio €	2005	2004
Bruttoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	470	443
über 3 Monate bis 1 Jahr	1059	930
über 1 Jahr bis 5 Jahre	3116	2575
über 5 Jahre	3309	3293
Bruttoinvestitionswert insgesamt	**7954**	**7241**
darunter: Nicht garantierte Restwerte	1147	1047
Unrealisierter Finanzertrag (Restlaufzeiten)		
bis 3 Monate	- 45	- 103
über 3 Monate bis 1 Jahr	- 139	- 156
über 1 Jahr bis 5 Jahre	- 438	- 489
über 5 Jahre	- 747	- 856
Unrealisierter Finanzertrag insgesamt	**-1369**	**-1604**
Nettoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	425	340
über 3 Monate bis 1 Jahr	920	774
über 1 Jahr bis 5 Jahre	2678	2086
über 5 Jahre	2562	2437
Nettoinvestitionswert insgesamt	**6585**	**5637**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungs-Leasing und jeglichem dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, welche der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann, sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwerts des Leasinggegenstands, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

47

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	Einzelrisiken		Portfoliowert-berichtigungen		Insgesamt	
	2005	2004	2005	2004	2005	2004
Bestand zum 1.1.	**12924**	**10958**	**480**	**513**	**13404**	**11471**
Erfolgswirksame Veränderungen						
Bruttozuführungen	2705	5141	502	386	3207	5527
Auflösungen	-1651	-1119	-97	-25	-1748	-1144
Erfolgsneutrale Veränderungen						
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	53	95	37	-1	90	94
Inanspruchnahme von bestehenden Wertberichtigungen	-2328	-2317	-306	-366	-2634	-2683
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	275	166	-24	-27	251	139
Zur Veräußerung gehaltene Vermögensgruppe	-59	—	—	—	-59	—
Bestand zum 31.12.	**11919**	**12924**	**592**	**480**	**12511**	**13404**

Aufgliederung der Wertberichtigungen auf Forderungen:

in Mio €	2005	2004
Forderungen an Kreditinstitute	169	177
Forderungen an Kunden	11750	12747
Portfoliowertberichtigungen	592	480
Insgesamt	**12511**	**13404**

48

Entwicklung des Kreditvolumens und Kennzahlen zur Risikovorsorge

Kreditvolumen:

in Mio €	2005	2004
Kredite und Darlehen an Kreditinstitute	22495	22299
Kredite und Darlehen an Kunden	270611	270979
Eventualverbindlichkeiten	39513	31315
Insgesamt	**332619**	**324593**

Risikovorsorgebestandsquote:

	2005	2004
Risikovorsorgebestand in Mio €	12 993	13 909
Wertberichtigungen auf Forderungen in Mio €	12 511	13 404
Rückstellungen im Kreditgeschäft in Mio €	482	505
Kreditvolumen in Mio €	332 619	324 593
Risikovorsorgebestandsquote[1] in %	**3,91**	**4,29**

[1] Risikovorsorgebestand : Kreditvolumen.

Nettozuführungsquote:

	2005	2004
Kreditrisikovorsorge in Mio €	1 513	1 795
Kreditvolumen in Mio €	332 619	324 593
Nettozuführungsquote[1] in %	**0,45**	**0,55**

[1] Kreditrisikovorsorge : Kreditvolumen.

Kreditausfallquote:

	2005	2004
Inanspruchnahme von bestehenden Wertberichtigungen in Mio €	2 634	2 683
+ Inanspruchnahme von Rückstellungen im Kreditgeschäft in Mio €	14	4
– Eingänge auf abgeschriebene Forderungen in Mio €	87	73
Kreditausfälle in Mio €	2 561	2 614
Kreditvolumen in Mio €	332 619	324 593
Kreditausfallquote[1] in %	**0,77**	**0,81**

[1] Kreditausfälle : Kreditvolumen.

49

Finanzanlagen

Zusammensetzung der Finanzanlagen:

in Mio €	2005	2004
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	8 017	8 417
AfS-Finanzanlagen	14 961	16 207
Anteile an verbundenen nicht konsolidierten Unternehmen	1 149	1 777
Beteiligungen	1 693	1 475
Schuldverschreibungen und andere festverzinsliche Wertpapiere	7 491	7 672
Aktien und andere nicht festverzinsliche Wertpapiere	4 628	5 283
darunter: langfristig gehaltene Bestände	4 052	4 808
Fair-Value-Option-Finanzanlagen	21 136	18 203
Schuldverschreibungen und andere festverzinsliche Wertpapiere	19 134	16 266
Aktien und andere nicht festverzinsliche Wertpapiere	2 002	1 937
At-Equity bewertete Unternehmen	1 036	1 224
darunter: Geschäfts- oder Firmenwerte	83	83
Als Finanzinvestition gehaltene Grundstücke und Gebäude (Investment Properties)	533	432
Insgesamt	**45 683**	**44 483**

Von den Buchwerten per 31. Dezember 2005 entfallen auf:

in Mio €	Nicht konsolidierte verbundene Unternehmen	At-Equity bewertete Unternehmen	Beteiligungen	Schuldverschreibungen und andere festverzinsliche Wertpapiere	Aktien und andere nicht festverzinsliche Wertpapiere	Insgesamt
Börsenfähige Werte	83	571	875	32 605	4 978	39 112
Börsennotierte Werte	15	571	724	29 123	1 807	32 240
Nicht börsennotierte Werte	68	—	151	3 482	3 171	6 872

Von den Schuldverschreibungen und anderen festverzinslichen Wertpapieren werden im Folgejahr 5738 Mio € fällig.

Entwicklung der nicht konsolidierten verbundenen Unternehmen, Beteiligungen, at-Equity bewerteten Unternehmen und Investment Properties:

in Mio €	Nicht konsolidierte verbundene Unternehmen	Beteiligungen	At-Equity bewertete Unternehmen insgesamt	At-Equity bewertete Unternehmen davon: Geschäfts- oder Firmenwerte[1]	Investment Properties	Insgesamt
Anschaffungskosten						
Stand 1. 1. 2005	2 558	2 121	1 107	83	669	6 455
Veränderungen des Konsolidierungskreises	4	1	– 1	—	1	5
Veränderungen aus Währungsumrechnungen	58	– 1	1	—	– 3	55
Zugänge	566	242	40	—	529	1 377
Umbuchungen	– 359	– 25	– 113	—	– 46	– 543
Abgänge	– 983	– 242	– 85	—	– 255	– 1 565
Zur Veräußerung gehaltene Vermögensgruppe	—	– 2	—	—	—	– 2
Stand 31. 12. 2005	1 844	2 094	949	83	895	5 782
Erfolgsneutrale Bewertungsanpassungen						
Stand 1. 1. 2005	11	219	—	—	—	230
Veränderungen des Konsolidierungskreises	—	—	—	—	—	—
Veränderungen aus Währungsumrechnungen	—	—	—	—	—	—
Erfolgsneutrale Wertänderungen	—	216	—	—	—	216
Umbuchungen	—	—	—	—	—	—
Abgänge	—	– 4	—	—	—	– 4
Zur Veräußerung gehaltene Vermögensgruppe	—	—	—	—	—	—
Stand 31. 12. 2005	11	431	—	—	—	442
Kumulierte Veränderung aus der at-Equity-Bewertung	**—**	**—**	**159**	**—**	**—**	**159**
Ab- und Zuschreibungen						
Stand 1. 1. 2005	– 792	– 865	– 4	—	– 237	– 1 898
Veränderungen des Konsolidierungskreises	—	—	—	—	—	—
Veränderungen aus Währungsumrechnungen	– 14	—	—	—	—	– 14
Wertminderungen	– 43	– 25	– 68	—	– 232	– 368
Zuschreibungen	—	—	—	—	—	—
Umbuchungen	112	—	—	—	6	118
Abgänge	31	57	—	—	101	189
Zur Veräußerung gehaltene Vermögensgruppe	—	1	—	—	—	1
Stand 31. 12. 2005	– 706	– 832	– 72	—	– 362	– 1 972
Buchwerte						
Stand 31. 12. 2005	1 149	1 693	1 036	83	533	4 411
Stand 31. 12. 2004	1 777	1 475	1 224	83	432	4 908

[1] Nachträgliche Anpassung der Vorjahreszahlen bei at-Equity bewerteten Unternehmen der BA-CA gemäß IFRS 3.

Die Positionen Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinsliche Wertpapiere enthalten:

in Mio €	2005	2004
Schuldverschreibungen und andere festverzinsliche Wertpapiere	34 642	32 355
Geldmarktpapiere	1 731	1 607
Anleihen und Schuldverschreibungen	32 911	30 748
von öffentlichen Emittenten	14 543	13 217
von anderen Emittenten	18 368	17 531
Aktien und andere nicht festverzinsliche Wertpapiere	6 630	7 220
darunter:		
Aktien	2 109	3 364
Investmentanteile	2 839	2 244

Schuldverschreibungen und andere festverzinsliche Wertpapiere von nahestehenden Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene Unternehmen	9	—
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	131	171
Sonstige Beteiligungsunternehmen	123	97
Insgesamt	**263**	**268**

Beizulegende Zeitwerte der Finanzanlagen:
Der beizulegende Zeitwert der Grundstücke und Gebäude, die als Finanzinvestition gehalten werden, belief sich auf 562 Mio € (2004: 527 Mio €). Die zur Wertermittlung erstellten Gutachten basieren auf von externen Gutachtern angewendeten anerkannten Bewertungsverfahren, überwiegend in der Form von Sach- und Ertragswertverfahren.

Für die wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich haben wir einen beizulegenden Zeitwert von insgesamt 2,2 Mrd €. Aus der Gegenüberstellung mit dem Buchwert ergibt sich eine Kursreserve in Höhe von rund 0,4 Mrd €.

Bei dem nachstehenden Anteilsbesitz verfolgen wir keine unternehmerischen Ziele und nehmen keinen Einfluss auf finanzielle und operative Entscheidungen.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich:

	2005 Kapitalanteil[1] in %	2005 Marktwerte in Mio €	2004 Kapitalanteil[1] in %	2004 Marktwerte in Mio €
Agrob AG	52,7	22	52,7	17
Babcock & Brown Ltd.	8,4	206	8,4	119
CA Immobilien Anlagen AG	1,4	13	1,8	13
ERGO Versicherungsgruppe Aktiengesellschaft	< 5,0	400	< 5,0	267
Münchener Rückversicherungs-Gesellschaft AG	4,9	1 281	< 10,0	2 068
Rhön-Klinikum AG[2]	—	—	18,5	217
Unternehmens Invest AG	13,0	6	13,0	5
Wienerberger AG	5,2	132	15,2	395
Wüstenrot & Württembergische AG	7,5	94	7,5	97
Insgesamt		**2 154**		**3 198**

[1] Additiv.
[2] Verkauft in 2005.

50

Entwicklung der Sachanlagen

in Mio €	Betrieblich genutzte Grundstücke und Gebäude	Betriebs- und Geschäfts-ausstattung	Leasing-gegenstände aus Operating-Leasing	Anlagen im Bau	Insgesamt
Anschaffungs-/Herstellungskosten					
Stand 1.1.2005	3 255	2 396	42	76	5 769
Veränderungen des Konsolidierungskreises	- 99	62	—	4	- 33
Veränderungen aus Währungsumrechnungen	13	24	3	1	41
Zugänge	113	157	35	57	362
Umbuchungen	85	- 5	4	- 46	38
Abgänge	- 2	- 275	-7	- 33	- 317
Zur Veräußerung gehaltene Vermögensgruppe	- 25	- 34	—	- 6	- 65
Stand 31.12.2005	3 340	2 325	77	53	5 795
Ab- und Zuschreibungen					
Stand 1.1.2005	-1 149	-1 750	- 15	—	- 2 914
Veränderungen des Konsolidierungskreises	66	- 39	—	- 2	25
Veränderungen aus Währungsumrechnungen	- 6	- 18	- 1	—	- 25
Planmäßige Abschreibungen	- 77	- 200	- 13	—	- 290
Außerplanmäßige Abschreibungen	- 126	- 11	—	—	- 137
Zuschreibungen	—	—	—	—	—
Umbuchungen	- 22	3	- 11	—	- 30
Abgänge	7	254	5	—	266
Zur Veräußerung gehaltene Vermögensgruppe	11	22	—	—	33
Stand 31.12.2005	-1 296	-1 739	- 35	- 2	- 3 072
Buchwerte					
Stand 31.12.2005	2 044	586	42	51	2 723
Stand 31.12.2004	2 106	646	27	76	2 855

51

Immaterielle Vermögenswerte

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf Software sowie sonstige immaterielle Vermögenswerte werden im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte innerhalb des Verwaltungsaufwands erfasst.

Entwicklung der immateriellen Vermögenswerte:

in Mio €	Geschäfts- oder Firmenwerte aus verbundenen Unternehmen	Software davon erworben	Software davon selbsterstellt	Sonstige immaterielle Vermögenswerte	Geleistete Anzahlungen auf immaterielle Vermögenswerte
Anschaffungs-/Herstellungskosten					
Stand 1.1.2005	3945	764	533	153	257
Veränderungen des Konsolidierungskreises	206	44	4	5	1
Veränderungen aus Währungsumrechnungen	- 2	6	1	6	2
Zugänge	6	83	40	57	140
Umbuchungen	- 6	18	26	- 6	- 44
Abgänge	-118	- 31	- 59	- 9	- 29
Zur Veräußerung gehaltene Vermögensgruppe	- 75	—	- 34	—	—
Stand 31.12.2005	3956	884	511	206	327
Ab- und Zuschreibungen					
Stand 1.1.2005	- 2106	- 568	- 252	- 99	—
Veränderungen des Konsolidierungskreises	12	- 25	—	—	—
Veränderungen aus Währungsumrechnungen	- 2	- 6	- 1	- 5	—
Planmäßige Abschreibungen	—	- 112	- 120	- 19	—
Außerplanmäßige Abschreibungen	—	- 7	- 10	- 7	-101
Zuschreibungen	—	—	—	—	—
Umbuchungen	53	3	—	1	—
Abgänge	118	29	60	9	5
Zur Veräußerung gehaltene Vermögensgruppe	24	—	18	—	—
Stand 31.12.2005	- 1901	- 686	- 305	-120	- 96
Buchwerte					
Stand 31.12.2005	2055	198	206	86	231
Stand 31.12.2004	1839	196	281	54	257

52 Ertragsteueransprüche

in Mio €	2005	2004
Tatsächliche Steuern	224	221
Latente Steuern	2 667	3 936
Insgesamt	**2 891**	**4 157**

53 Sonstige Aktiva

in Mio €	2005	2004
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	3 118	3 250
Sonstige Vermögenswerte	2 117	1 798
Rechnungsabgrenzungsposten	338	407
Insgesamt	**5 573**	**5 455**

Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten
Unter die positiven beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate.

Sonstige Vermögenswerte
Die sonstigen Vermögenswerte enthalten unter anderem nicht bankgeschäftliche Forderungen.

54 Zur Veräußerung gehaltene Vermögensgruppe

Mit dem Zusammenschluss der HVB Group und der UniCredit Gruppe und dem sich daraus ergebenden indirekten Erwerb der BA-CA durch die UniCredit ist eine Auflage der kroatischen Bankaufsichtsbehörde zum Verkauf der HVB Splitska banka d.d., Split, verbunden. Deshalb hat der Vorstand der BA-CA entschieden, die dem Geschäftsfeld Österreich/CEE zugeordnete HVB Splitska banka innerhalb eines Jahres zu veräußern. Die endgültige Finalisierung des Verkaufs ist noch an die vorherige Zustimmung des Aufsichtsrats gebunden.

Gemäß IFRS 5 haben wir die Vermögenswerte und Verbindlichkeiten der zur Veräußerung gehaltenen Vermögensgruppe per 31. Dezember 2005 grundsätzlich gesondert in der Bilanz ausgewiesen. Da sich aus den bisherigen Preisangeboten kein Abwertungsbedarf ergibt, werden die Vermögenswerte und Verbindlichkeiten (vgl. Note 66 »Zur Veräußerung gehaltene Verbindlichkeiten«) mit dem Buchwert fortgeführt.

Aufgliederung der Vermögenswerte der zur Veräußerung gehaltenen Vermögensgruppe:

in Mio €	2005
Barreserve	598
Handelsaktiva	226
Forderungen an Kreditinstitute	169
Forderungen an Kunden	1 913
Wertberichtigungen auf Forderungen	- 59
Finanzanlagen	267
Sachanlagen	32
Immaterielle Vermögenswerte	67
Ertragsteueransprüche	7
Sonstige Aktiva	20
Summe der Aktiva	**3 240**

55 Nachrangige Vermögenswerte

Folgende Bilanzpositionen enthalten nachrangige Vermögenswerte:

in Mio €	2005	2004
Forderungen an Kreditinstitute	**2 690**	**2 717**
darunter:		
an verbundene, nicht einbezogene Unternehmen	26	29
an Gemeinschaftsunternehmen	—	—
an assoziierte Unternehmen	2	2
an sonstige Beteiligungsunternehmen	—	19
Forderungen an Kunden	**791**	**906**
darunter:		
an verbundene, nicht einbezogene Unternehmen	5	4
an Gemeinschaftsunternehmen	—	—
an assoziierte Unternehmen	—	—
an sonstige Beteiligungsunternehmen	—	—
Handelsaktiva	**1 777**	**1 283**
Finanzanlagen	**910**	**791**
Insgesamt	**6 168**	**5 697**

56

Pensionsgeschäfte

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögenswerte mit einem Buchwert von 39,1 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus (vgl. hierzu Notesangabe 71 »Sicherheitenübertragung für eigene Verbindlichkeiten«). Es handelt sich dabei überwiegend um an internationalen Geldmärkten abgeschlossene Repo-Geschäfte sowie um Offenmarktgeschäfte mit Zentralbanken.

57

Verbriefungsgeschäfte (Securitization)

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt. Vorrangige Motivation unserer bankeigenen Securitization-Programme ist die Risikoentlastung unseres Kreditportfolios. Der Risikotransfer und die daraus folgende Eigenkapitalentlastung wird bei synthetischer Securitization durch Besicherung in Form von Garantien oder Kreditderivaten (Credit Default Swaps, Credit Linked Notes und Ähnliches) und bei traditioneller Securitization durch den Verkauf (True Sale) von Bilanzaktiva erreicht.

Die HVB Group hat in 2005 ihre Verbriefungsaktivitäten mit drei neuen Verbriefungstransaktionen (GELDILUX-TS-2005 S.A., Success-2005 B.V., PROVIDE-A 2005-1) fortgesetzt. Das hierdurch neu ausplatzierte Kreditvolumen belief sich zum Jahresende auf 10,6 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach BIZ in Höhe von 8,5 Mrd €. In 2005 ausgelaufen ist hingegen die Transaktion GELDILUX 2002-1 mit einem Kreditvolumen von 3,0 Mrd €, entfallen ist damit eine Entlastung der gewichteten Risikoaktiva nach BIZ in Höhe von 2,3 Mrd €.

Zum 31. Dezember 2005 betrug das Kreditvolumen der gesamten laufenden Securitization-Programme der HVB Group 28,9 Mrd € (2004: 23,9 Mrd €) mit einer Entlastungswirkung auf die gewichteten Risikoaktiva nach BIZ in Höhe von 19,9 Mrd € (2004: 15,5 Mrd €).

Bei den beiden in 2005 durchgeführten True Sale-Transaktionen GELDILUX-TS-2005 S.A. und Success-2005 B.V. sind die zu Grunde liegenden Forderungen im Buchwert von 5,9 Mrd € entsprechend den Ausbuchungsvorschriften des IAS 39 weiterhin in der IFRS-Konzernbilanz voll erfasst. Der Buchwert der damit verbundenen Verbindlichkeiten gemäß IAS 32.94 beträgt 5,9 Mrd €.

Bei Securitization-Programmen wird in der Regel ein geringer Teil der Risiken in Form von First Loss Pieces (nachrangigste Tranchen) bzw. von Zinsunterbeteiligungen (Interest Subparticipations) durch den Originator (verbriefendes Institut) zurückbehalten.

Für die nachfolgend aufgelisteten Verbriefungstransaktionen betragen die First Loss Pieces insgesamt 297 Mio € und die Zinsunterbeteiligungen insgesamt 117 Mio €.

Sicherungsnehmer	Name der Transaktion	Laufzeit der Transaktion in Jahren	Forderungsart	Kreditvolumen in Mio €	Entlastung der gewichteten Risikoaktiva nach BIZ[1] in Mio €
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Wertpapierportfolio	171	44
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Firmenkundenkredite	309	270
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	private Hypothekendarlehen	500	444
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	50	private Hypothekendarlehen	3 378	1 308
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	50	private Hypothekendarlehen	3 385	1 308
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Firmenkundenkredite	264	240
Bayerische Hypo- und Vereinsbank AG	LOMBARD Securities No. 1	7	Firmenkundenkredite	802	802[2]
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	11	Firmenkundenkredite	612	595
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	50	private Hypothekendarlehen	2 440	1 532
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	10	Firmenkundenkredite	1 095	995
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	40	private Hypothekendarlehen	2 803	1 668
HVB Banque Luxembourg S. A.	GELDILUX 2002-1	3	Eurokredite	ausgelaufen im Juni 2005	
HVB Banque Luxembourg S. A.	GELDILUX-TS-2003	3	Eurokredite	1 400	1 334
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Firmenkundenkredite	490	395
Summe 1998–2003 HVB Group				**17 649**	**10 935**
Bayerische Hypo- und Vereinsbank AG	Wolfgang	36	Wertpapierportfolio	675	477
Summe 2004 HVB Group				**675**	**477**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2005-1	40	private Hypothekendarlehen	4 680	2 891
HVB Banque Luxembourg S. A.	GELDILUX-TS-2005	Serie 1: 3,1 Serie 2: 3,6 Serie 3: 5,1	Eurokredite	5 496	5 148
Bank Austria Creditanstalt Leasing GmbH	Success-2005 B.V.	8	Leasingforderungen	425	425
Summe 2005 HVB Group				**10 601**	**8 464**
Insgesamt				**28 925**	**19 876**

[1] Beinhaltet keine zurückbehaltenen Risiken in Form von First Loss-Positionen und Interest Subparticipations. Andere zurückbehaltene Tranchen sind nicht aufgeführt.

[2] Bei der statischen True Sale-Transaktion »Lombard« werden die gewichteten Risikoaktiva zum Zeitpunkt des Abschlusses der Transaktion aufgeführt.

Die angegebenen Werte sind Buchwerte, bezogen auf den jeweiligen Stichtag.

58

Verbindlichkeiten gegenüber Kreditinstituten

Verbindlichkeiten gegenüber Kreditinstituten in Deutschland und in übrigen Regionen:

in Mio €	2005	2004
Kreditinstitute in Deutschland	37497	35835
Kreditinstitute in übrigen Regionen	76242	67771
Insgesamt	**113739**	**103606**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

in Mio €	2005	2004
Täglich fällig	16394	10249
Befristet mit Restlaufzeit	97345	93357
bis 3 Monate	65965	60565
über 3 Monate bis 1 Jahr	7304	6745
über 1 Jahr bis 5 Jahre	9562	9418
über 5 Jahre	14514	16629
Insgesamt	**113739**	**103606**

Verbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene		
Unternehmen	2699	337
Gemeinschaftsunternehmen	311	39
Assoziierte Unternehmen	10730	11090
Sonstige Beteiligungsunternehmen	136	206
Insgesamt	**13876**	**11672**

59

Verbindlichkeiten gegenüber Kunden

Verbindlichkeiten gegenüber Kunden in Deutschland und in übrigen Regionen:

in Mio €	2005	2004
Kunden in Deutschland	75326	72272
Kunden in übrigen Regionen	83095	72179
Insgesamt	**158421**	**144451**

Verbindlichkeiten gegenüber Kunden nach Fristen – Spareinlagen und Einlagen aus dem Bauspargeschäft:

in Mio €	2005	2004
Befristet mit Restlaufzeit		
bis 3 Monate	21102	21070
über 3 Monate bis 1 Jahr	3166	3528
über 1 Jahr bis 5 Jahre	5576	4822
über 5 Jahre	6867	7088
Insgesamt	**36711**	**36508**

Andere Verbindlichkeiten:

in Mio €	2005	2004
Täglich fällig	65303	52721
Befristet mit Restlaufzeit	56407	55222
bis 3 Monate	37117	35781
über 3 Monate bis 1 Jahr	7013	5084
über 1 Jahr bis 5 Jahre	4781	7204
über 5 Jahre	7496	7153
Insgesamt	**121710**	**107943**

Verbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene		
Unternehmen	1632	955
Gemeinschaftsunternehmen	3	—
Assoziierte Unternehmen	138	154
Sonstige Beteiligungsunternehmen	2933	1477
Insgesamt	**4706**	**2586**

60

Verbriefte Verbindlichkeiten

Verbriefte Verbindlichkeiten nach Geschäftsarten:

in Mio €	2005	2004
Begebene Inhaber-schuldverschreibungen	83 305	85 015
Hypothekenpfandbriefe	31 047	32 149
Öffentliche Pfandbriefe	5 042	9 703
Sonstige Schuldverschreibungen	46 194	42 999
Geldmarktpapiere	1 022	164
Begebene Namenspapiere	21 477	23 159
Hypothekenpfandbriefe	16 201	17 269
Öffentliche Pfandbriefe	5 212	5 827
Sonstige Schuldverschreibungen	64	63
Andere verbriefte Verbindlichkeiten	1 200	1 388
Insgesamt	**105 982**	**109 562**

Bei verbrieften Verbindlichkeiten mit eingebetteten Derivaten in Höhe von 1,1 Mrd € haben wir die Fair-Value-Option angewendet und das Bewertungsergebnis von 18 Mio € erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Darin enthalten ist ein negativer Bewertungseffekt von 4 Mio €, der sich aus der Veränderung der Bonität der emittierenden Gesellschaft ergibt.

Verbriefte Verbindlichkeiten nach Fristen:

in Mio €	2005	2004
Befristet mit Restlaufzeit		
bis 3 Monate	14 487	10 103
über 3 Monate bis 1 Jahr	19 683	20 406
über 1 Jahr bis 5 Jahre	42 956	47 914
über 5 Jahre	28 856	31 139
Insgesamt	**105 982**	**109 562**

Verbriefte Verbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene Unternehmen	1 668	1 621
Gemeinschaftsunternehmen	0	0
Assoziierte Unternehmen	52	90
Sonstige Beteiligungsunternehmen	104	104
Insgesamt	**1 824**	**1 815**

61

Handelspassiva

Als Handelspassiva werden die negativen beizulegenden Zeitwerte aus derivativen Handelsinstrumenten ausgewiesen. Daneben sind hier vom Handel emittierte Optionsscheine, Zertifikate und Anleihen sowie Lieferverpflichtungen aus Wertpapierleerverkäufen, soweit sie Handelszwecken dienen, enthalten.

62

Rückstellungen

in Mio €	2005	2004
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2 797	2 881
Rückstellungen im Kreditgeschäft	482	505
Restrukturierungsrückstellungen	564	299
Sonstige Rückstellungen	721	775
darunter:		
Langfristige Verpflichtungen gegenüber Arbeitnehmern	126	173
Insgesamt	**4 564**	**4 460**

Pensionsrückstellungen

Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Die Pensionsverpflichtungen werden um den beizulegenden Zeitwert eines Planvermögens reduziert. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckte Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58 und IAS 19.104 materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden. Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 98 Mio € (2004: 82 Mio €).

Bei der Berechnung der Rückstellungen für betriebsinterne Pensionsansprüche wurden der Zinssatz und die Gehalts- bzw. Anwartschaftsdynamik im Vergleich zum Vorjahr gesenkt; die anderen Bewertungsparameter blieben unverändert. Die Parameter der HVB Group entwickelten sich wie folgt:

in %	31. 12. 2005/ 1. 1. 2006	31. 12. 2004/ 1. 1. 2005
Zinssatz	4,25	5,0
Erwartete Rendite des Planvermögens	5,0	5,0
Rentendynamik	1,5	1,5
Gehalts- bzw. Anwartschaftsdynamik	2,0	2,5
Karrieredynamik	0–1,5	0–1,5

Finanzierungsstatus:

	in Mio €
Barwert der Pensionsverpflichtungen, die nicht fondsfinanziert sind	3 798
Barwert der Pensionsverpflichtungen, die fondsfinanziert sind	2 362
Ungetilgter versicherungstechnischer Verlust	- 1 372
Beizulegender Zeitwert des Planvermögens	- 2 255
Aktivierte Überdeckung des Planvermögens	264
Ausgewiesene Pensionsrückstellungen	**2 797**

Die Korridore von 10% des Maximums aus dem Barwert der Pensionsverpflichtungen und dem beizulegenden Zeitwert der Planvermögen wurden bei der HVB AG und der BA-CA AG im Jahr 2005 erstmals überschritten. Der überschreitende Betrag ist bei Beibehaltung des »Korridorverfahrens« über eine erwartete durchschnittliche Restlebensarbeitszeit der von den jeweiligen Pensionsplänen betroffenen Arbeitnehmer in den Folgejahren aufwandswirksam zu erfassen.

Im Jahresverlauf hat sich die in der Bilanz passivierte Rückstellung für Pensionsverpflichtungen wie folgt entwickelt:

	in Mio €
Stand 1. 1. 2005	2 881
Pensionsaufwand	248
Liquiditätswirksame Zahlungen	- 320
Zuwendungen zum Planvermögen	- 276
Überdeckung Planvermögen	264
Veränderungen im Konsolidierungskreis	—
Veränderungen aus Währungsumrechnungen	—
Stand 31. 12. 2005	2 797

Der Pensionsaufwand setzt sich wie folgt zusammen:

	in Mio €
Barwert der im Geschäftsjahr erdienten Pensionsansprüche	99
Zinsaufwand	259
Erwarteter Ertrag aus Planvermögen	- 88
Gewinne/Verluste aus Planänderungen	- 22
Insgesamt	**248**

Die HVB AG hatte Planvermögen in Form so genannter Contractual Trust Arrangements (CTA) eingerichtet. Dabei wurden zur Finanzierung der Pensionsverpflichtungen erforderliche Vermögen an rechtlich unabhängige Treuhänder – unter anderem HVB Trust e.V. – übertragen. Gemäß IAS 19.54 sind die übertragenen Vermögenswerte mit den Pensionsrückstellungen zu saldieren. Die Höhe der Pensionsrückstellungen im Konzern reduziert sich entsprechend.

Die Planvermögen der Treuhänder zur Finanzierung der Pensionsverpflichtungen setzen sich wie folgt zusammen:

	in Mio €
Forderungen an HVB AG (durch diese besichert)	5
Investmentanteile	2 250
Festverzinsliche Anlagen	—
Insgesamt	**2 255**

Im Geschäftsjahr hat sich das Planvermögen wie folgt entwickelt:

	in Mio €
Stand 1.1.2005	**1751**
Planvermögen erstmals einbezogener Pensionspläne	76
Zuwendungen zu Planvermögen	276
Tatsächliche Erträge aus den Planvermögen	152
Auszahlungen an Begünstigte	- 90
Nachdotierungen durch Verzicht auf Entnahme	90
Stand 31.12.2005	**2255**

Beziehungen zu Altersversorgungsplänen:

in Mio €	2005
Träger für Altersversorgung in der Form von beitragsorientierten Plänen	
Forderungen	—
Wertberichtigungen auf Forderungen	—
Verbindlichkeiten	59
Kreditrisikovorsorge	—
Träger für Altersversorgung in der Form von leistungsorientierten Plänen	
Forderungen	—
Wertberichtigungen auf Forderungen	—
Verbindlichkeiten	30
Kreditrisikovorsorge	—

Rückstellungen im Kreditgeschäft, Restrukturierungsrückstellungen und sonstige Rückstellungen:

in Mio €	Rückstellungen im Kreditgeschäft	Restrukturierungs-rückstellungen	Sonstige Rückstellungen
Stand 1.1.2005	**505**	**299**	**775**
Veränderungen im Konsolidierungskreis	1	6	- 36
Veränderungen aus Währungsumrechnungen	9	—	2
Zuführungen zu den Rückstellungen	195	376	243
Auflösungen	- 54	- 63	- 87
Umbuchungen	-160	1	- 5
Inanspruchnahmen	- 14	- 55	-148
Zur Veräußerung gehaltene Vermögensgruppe	—	—	- 23
Stand 31.12.2005	**482**	**564**	**721**

In den Rückstellungen im Kreditgeschäft sind vor allem Rückstellungen für Avalrisiken, Akkreditive, unwiderrufliche Kreditzusagen und Prozessrisiken im Kreditgeschäft enthalten.

Die in den Jahren 2004 und 2005 gebildeten Restrukturierungsrückstellungen werden im Wesentlichen in den Jahren 2006 und 2007 verbraucht werden.

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit.

63

Ertragsteuerverpflichtungen

in Mio €	2005	2004
Tatsächliche Steuern	563	413
Latente Steuern	1328	2617
Insgesamt	**1891**	**3030**

64 Sonstige Passiva

in Mio €	2005	2004
Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten	3 783	5 148
Sonstige Verbindlichkeiten	5 233	4 537
Rechnungsabgrenzungsposten	390	330
Insgesamt	**9 406**	**10 015**

Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die negativen beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate.

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Verbindlichkeiten aus Verlustübernahmen, Verrechnungssalden sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten für Provisionen, Zinsen, Sachaufwand und Ähnliches.

65 Nachrangkapital

in Mio €	2005	2004
Nachrangige Verbindlichkeiten	11 990	12 802
Genussrechtskapital	1 830	1 987
Hybride Kapitalinstrumente	3 792	3 665
Insgesamt	**17 612**	**18 454**

Nachrangkapital nach Fristen:

in Mio €	2005	2004
Befristet mit Restlaufzeit		
bis 3 Monate	459	626
über 3 Monate bis 1 Jahr	549	753
über 1 Jahr bis 5 Jahre	7 661	5 521
über 5 Jahre	8 943	11 554
Insgesamt	**17 612**	**18 454**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2005 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5a bzw. § 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Nachrangige Verbindlichkeiten

In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrages übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Für nachrangige Verbindlichkeiten sind Zinsaufwendungen von 757 Mio € angefallen. In der Position nachrangige Verbindlichkeiten sind anteilige Zinsen in Höhe von 267 Mio € enthalten.

Nachrangige Verbindlichkeiten gegenüber nahestehenden Unternehmen lagen in 2005 nicht vor.

Genussrechtskapital
Das begebene Genussrechtskapital setzt sich aus den folgenden wesentlichen Emissionen zusammen:

Emittent	Emissionsjahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
Bank Austria AG	1997	Inhaber-Genussscheine	73	6,25	2009
Bank Austria AG	2000	Inhaber-Genussscheine	100	var. verzinst	2008
Bank Austria AG	2000	Inhaber-Genussscheine	73	var. verzinst	2010
Bank Austria AG	2000	Inhaber-Genussscheine	145	var. verzinst	2010
Bank Austria AG	2000	Inhaber-Genussscheine	154	var. verzinst	2010
Bank Austria AG	2000	Inhaber-Genussscheine	307	var. verzinst	2010
Bayerische Hypo- und Vereinsbank AG	1995	Inhaber-Genussscheine	102	8,50	2005
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	409	6,75	2007
Bayerische Hypo- und Vereinsbank AG	2001	Inhaber-Genussscheine	85	6,30	2011

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf.

Außer bei den Genussscheinen der Bank Austria AG ist im Falle einer Verminderung der Ausschüttung der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine.

Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig. Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Hybride Kapitalinstrumente
Per 31. Dezember 2005 trägt hybrides Kernkapital in Höhe von 3634 Mio € (gemäß BIZ) zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So haben wir für Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von 10 Jahren und für Preferred Shares eine unbegrenzte Laufzeit mit den Investoren vereinbart. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus können hybride Kapitalemissionen sowohl als zeitlich unbegrenzte Instrumente als auch als langfristige rückzahlbare Emissionen begeben werden.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl von der Bundesanstalt für Finanzdienstleistungsaufsicht als auch vom Baseler Bankenausschuss ausdrücklich bestätigt. Allerdings ist die aufsichtsrechtliche Anerkennung des rückzahlbaren, hybriden Kernkapitals auf 15% des gesamten Kernkapitals begrenzt.

66

Zur Veräußerung gehaltene Verbindlichkeiten

Die Verbindlichkeiten der zur Veräußerung gehaltenen HVB Splitska banka (vgl. hierzu Note 54 »Zur Veräußerung gehaltene Vermögensgruppe«) gliedern sich wie folgt auf:

in Mio €	2005
Verbindlichkeiten gegenüber Kreditinstituten	444
Verbindlichkeiten gegenüber Kunden	1 360
Handelspassiva	14
Rückstellungen	23
Ertragsteuerverpflichtungen	3
Sonstige Passiva	43
Summe der Verbindlichkeiten	**1 887**

67

Eigenkapital

Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HVB AG:

Zusammensetzung des gezeichneten Kapitals

Am 31. Dezember 2005 war das gezeichnete Kapital der HVB AG in Höhe von 2252 Mio € (2004: 2252 Mio €) eingeteilt in:

in Stück	2005	2004
Auf den Inhaber lautende Stammaktien (Stückaktien)	736 145 540	736 145 540
Auf den Namen lautende Vorzugsaktien (Stückaktien)	14 553 600	14 553 600

Der auf die Aktie entfallende anteilige Betrag des Grundkapitals beträgt je Stückaktie 3,– €.

Die Vorzugsaktien sind stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

Genehmigtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2005 in Mio €
2001	22. 5. 2006	780	137

Der auf der Hauptversammlung vom 29. April 2004 verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde im Hinblick auf Einwendungen von Aktionären vom Registergericht noch nicht eingetragen und ist daher derzeit noch nicht wirksam.

Bedingtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2005 in Mio €
2003	14. 5. 2008	375	375

68

Eigene Aktien

Am 31. Dezember 2005 hatten weder die HVB AG noch von ihr abhängige oder in Mehrheitsbesitz stehende Unternehmen wesentliche Bestände an Aktien (eigene Aktien) oder anderen Eigenkapitalinstrumenten der HVB AG im Bestand.

Der Erwerb eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 29. April 2004 und 12. Mai 2005 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 69 682 924 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 70 079 893 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 20,41 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 20,42 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 209 Mio € bzw. 9,3% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 1 394 758 Aktien, das entspricht einem Betrag von 4,2 Mio € bzw. 0,2% des Grundkapitals.

Am 31. Dezember 2005 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs.1 Satz 2 AktG insgesamt 247 304 eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,7 Mio € bzw. einem Anteil von 0,0% des Grundkapitals.

69

Vermögenswerte und Verbindlichkeiten in Fremdwährung

in Mio €	2005	2004
Fremdwährungsaktiva	116 933	94 319
darunter:		
USD	51 852	43 152
JPY	8 732	4 992
CHF	21 318	19 615
Fremdwährungspassiva (ohne Eigenmittel)	97 046	87 026
darunter:		
USD	40 933	34 628
JPY	7 291	4 501
CHF	18 086	18 536

Betragliche Unterschiede zwischen Fremdwährungsaktiva und -passiva ergeben sich, weil nur die bilanziellen Posten in dieser Aufstellung berücksichtigt werden. Das außerbilanzielle Volumen ist nicht enthalten, also auch nicht die zur Sicherung abgeschlossenen Geschäfte.

70

Treuhandgeschäfte

Die nachfolgenden Tabellen zeigen das Volumen der in der Konzernbilanz nicht ausgewiesenen Treuhandgeschäfte.

Treuhandvermögen:

in Mio €	2005	2004
Forderungen an Kreditinstitute	402	261
Forderungen an Kunden	1 279	5 841
Aktien und andere nicht festverzinsliche Wertpapiere	6 656	54
Schuldverschreibungen	2 988	9
Beteiligungen	35	136
Sachanlagen	113	143
Sonstige Vermögenswerte	11	11
Restliche Treuhandforderungen	1	1
Insgesamt	**11 485**	**6 456**

Treuhandverbindlichkeiten:

in Mio €	2005	2004
Verbindlichkeiten gegenüber Kreditinstituten	231	219
Verbindlichkeiten gegenüber Kunden	10 297	5 313
Verbriefte Verbindlichkeiten	803	583
Sonstige Verbindlichkeiten	154	341
Insgesamt	**11 485**	**6 456**

71

Sicherheitenübertragung für eigene Verbindlichkeiten

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben. Daneben wurden Sicherheiten für Geldaufnahmen im Rahmen echter Pensionsgeschäfte (Repos) und für Wertpapierleihgeschäfte gestellt.

Sie gliedern sich wie folgt:

in Mio €	2005	2004
Verbindlichkeiten gegenüber Kreditinstituten	43 734	38 474
Verbindlichkeiten gegenüber Kunden	5 058	5 408
Verbriefte Verbindlichkeiten	4 401	2 907
Eventualverbindlichkeiten	6 510	4 035
Insgesamt	**59 703**	**50 824**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

in Mio €	2005	2004
Handelsaktiva	13 168	13 484
Forderungen an Kreditinstitute	7 216	3 682
Forderungen an Kunden	18 597	17 551
Finanzanlagen	20 722	16 107
Sachanlagen	—	—
Insgesamt	**59 703**	**50 824**

72

Erhaltene Sicherheiten, die von der HVB Group weiterveräußert oder weiterverpfändet werden dürfen

Im Rahmen echter Pensionsgeschäfte (Repos) und Wertpapierleihgeschäfte haben wir Sicherheiten erhalten, die jederzeit weiterveräußert oder weiterverpfändet werden können, ohne dass ein Zahlungsverzug des Sicherungsgebers vorliegen muss. Deren beizulegender Zeitwert beträgt 26 Mrd €.

73

Erläuterungen zu den Positionen der Kapitalflussrechnung

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahres, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit« und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem Betriebsergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve und enthält den Kassenbestand, die Guthaben bei Zentralnotenbanken sowie die Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen, die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der at-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2005 wurden Anteile an vollkonsolidierten Unternehmen zu einem Kaufpreis in Höhe von 377 Mio € erworben, welche in Höhe von 207 Mio € zu einem Zahlungsmittelabfluss führten. Dagegen wurden Erlöse aus der Veräußerung von Anteilen in Höhe von 153 Mio € erzielt, davon 153 Mio € in bar. Vermögenswerte und Verbindlichkeiten von erworbenen und veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

in Mio €	Erworben	Veräußert
Aktiva		
Barreserve	353	—
Handelsaktiva	—	—
Forderungen an Kreditinstitute	67	6
Forderungen an Kunden	664	—
Wertberichtigungen auf Forderungen	- 25	—
Finanzanlagen	56	15
Sachanlagen	55	110
Übrige Aktiva	43	1
Passiva		
Verbindlichkeiten gegenüber		
Kreditinstituten	160	—
Verbindlichkeiten gegenüber Kunden	836	—
Rückstellungen	9	3
Übrige Passiva	208	129

Änderungen des Zahlungsmittelbestands, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

ANGABEN ZU FINANZINSTRUMENTEN NACH IAS 32

74

Beizulegende Zeitwerte der Finanzinstrumente

Die angegebenen beizulegenden Zeitwerte der Finanzinstrumente im Sinne von IAS 32 entsprechen den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die beizulegenden Zeitwerte wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

Die beizulegenden Zeitwerte bestimmter zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der beizulegende Zeitwert der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die beizulegenden Zeitwerte der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der beizulegende Zeitwert von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet. Als Bewertungsmodelle dienen für einfache europäische Optionen die gängigen Black & Scholes (Aktien-, Währungs- und Indexinstrumente) oder lognormalen Modelle (Zinsinstrumente). Bei exotischeren Instrumenten werden die Zinsen über Term-Structure-Modelle mit der aktuellen Zinsstruktur sowie Caps- und Swaption-Volatilitäten als bewertungsrelevanten Parametern simuliert. Die Auszahlungsstruktur der Aktien bzw. Indizes der exotischen Instrumente wird entweder mittels Black & Scholes oder eines stochastischen Volatilitäts-Modells mit Aktienpreisen, Volatilitäten, Korrelationen und Dividendenerwartungen als Parametern bewertet.

Die beizulegenden Zeitwerte von unwiderruflichen Kreditzusagen entsprechen ihren Buchwerten.

Die Differenz zwischen den beizulegenden Zeitwerten und den Buchwerten beträgt bei den Aktiva 4,2 Mrd € und bei den Passiva 3,9 Mrd €. Der Saldo dieser Werte beträgt 0,3 Mrd €.

in Mrd €	Buchwerte 2005	Beizulegender Zeitwert 2005	Buchwerte 2004	Beizulegender Zeitwert 2004
Aktiva				
Barreserve	7,8	7,8	7,5	7,5
Handelsaktiva	103,5	103,5	91,7	91,7
Forderungen an Kreditinstitute[1]	57,2	57,2	47,3	47,4
Forderungen an Kunden[1]	274,6	278,5	262,0	272,1
Finanzanlagen[2]	45,6	45,9	42,2	42,4
Sonstige Aktiva[3]	5,6	5,6	3,2	3,2
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten	113,7	113,8	103,6	103,6
Verbindlichkeiten gegenüber Kunden	158,4	159,1	144,4	145,3
Verbriefte Verbindlichkeiten	106,0	108,8	109,6	113,0
Handelspassiva	63,6	63,6	59,9	59,9
Sonstige Passiva[3]	9,4	9,4	5,1	5,1
Nachrangkapital	17,6	17,9	18,5	18,9
Sonstige Positionen				
Unwiderrufliche Kreditzusagen	52,8	52,8	46,9	46,9

[1] Abzüglich Wertberichtigungen auf Forderungen.
[2] HtM-, AfS- und Fair-Value-Option-Finanzanlagen.
[3] Positive bzw. negative Zeitwerte aus derivativen Finanzinstrumenten.

75

Bankaufsichtsrechtliche Kennzahlen (auf HGB-Basis)

Nach der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) vom Juli 1988 darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Zusätzlich ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Kern- und Ergänzungskapital (Eigenkapital) sowie den Drittrangmitteln. Bei den Drittrangmitteln handelt es sich um kurzlaufende nachrangige Verbindlichkeiten, die wir nur zur Unterlegung der Marktrisikopositionen verwenden. Zur Messung der Marktrisikopositionen setzen wir im Konzern interne Modelle ein.

Die Eigenmittel gemäß BIZ nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2005 wie folgt dar:

in Mio €	2005	2004
Eigenmittel[1]		
Tier I		
Stammaktien	2 208	2 208
Kapitalrücklage, Gewinnrücklagen, Anteile in Fremdbesitz, Eigene Aktien	9 722	9 560
Hybride Kapitalinstrumente (Silent Partnership Certificates und Trust Preferred Securities) ohne anteilige Zinsen	3 634	3 570
Sonstiges	465	383
Kernkapital insgesamt	**16 029**	**15 721**
Tier II		
Unrealisierte Reserven in Wertpapieren	498	313
Unrealisierte Reserven in Grundstücken und Gebäuden (erstmaliger Ansatz in 2005)	227	—
Vorsorgereserven	49	52
Kumulative Vorzugsaktien	61	44
Genussrechtsverbindlichkeiten	1 720	1 723
Nachrangige Verbindlichkeiten	8 014	7 861
Sonstiges	507	114
Ergänzungskapital insgesamt	**11 076**	**10 107**
Eigenkapital insgesamt	**27 105**	**25 828**
Drittrangmittel	329	1 262
Eigenmittel insgesamt	**27 434**	**27 090**

[1] Konsolidierungskreis und -methoden gemäß Bankaufsichtsrecht.

	2005	2004
Risikoaktiva in Mrd €		
Bilanzaktiva	208	209
Traditionelle außerbilanzielle Aktiva	32	25
Derivate des Anlagebuches	1	—
Adressenausfallrisiken des Handelsbuches	5	5
Risikoaktiva insgesamt	**246**	**239**
Marktrisikopositionen in Mio €	**560**	**1 768**

Zum 31. Dezember 2005 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Quoten gemäß Baseler Eigenmittelempfehlung:

in %	2005	2004
Kernkapitalquote (Kernkapital/Risikoaktiva)	6,5	6,6
Eigenkapitalquote (Eigenkapital/Risikoaktiva)	11,0	10,8
Eigenmittelquote (Gesamtkennziffer) (Eigenmittelquote/[Risikoaktiva + 12,5 x Marktrisikopositionen])	10,9	10,4

Nach §§ 10 und 10a KWG belaufen sich die Eigenmittel auf 26 015 Mio €. Das haftende Eigenkapital, das sich aus Kern- und Ergänzungskapital abzüglich des Abzugspostens zusammensetzt, beträgt 25 318 Mio €. Dem Ergänzungskapital haben wir nicht realisierte Reserven nach § 10 Abs. 2b Satz 1 Nr. 6 KWG in Höhe von 227 Mio € zugerechnet.

Auch unsere Eigenmittel gemäß BIZ berechnen sich auf Basis der Einzelabschlüsse der einbezogenen Unternehmen unter Berücksichtigung der Besonderheiten des Bankaufsichtsrechts. Im Vergleich zu den in der IFRS-Bilanz ausgewiesenen Kapitalpositionen ergibt sich folgende Überleitungsrechnung:

in Mio €	Kernkapital	Ergänzungs-kapital	Drittrangmittel	Eigenmittel insgesamt
In IFRS-Bilanz ausgewiesen				
Eigenkapital	16 383			16 383
Nachrangkapital (Hybride Kapitalinstrumente, Genussrechtskapital und nachrangige Verbindlichkeiten)	3 792	13 820		17 612
Überleitung zu den BIZ-Eigenmitteln				
Konzerngewinn	- 191			- 191
Fremdanteile am Jahresüberschuss	- 395			- 395
AfS-Rücklage	- 871			- 871
Hedge-Rücklage	142			142
Kumulative Vorzugsaktien	- 61	61		—
Noch nicht abgeschriebener Goodwill lt. Bilanz	- 2 188			- 2 188
Bankaufsichtsrechtlich bedingte Abzugsposten (z. B. Marktpflege, Restlaufzeitbegrenzung, anteilige Zinsen)	- 90	- 3 859		- 3 949
Bankaufsichtsrechtlich bedingte Umgliederungen	- 68	- 261	329	—
Ungenutzte anrechenbare Drittrangmittel				—
Unrealisierte Reserven in Wertpapieren		725		725
Allgemeine Rückstellungen/Reserven für Forderungsausfälle		592		592
Sonstige Effekte (z. B. Unterschiede im Konsolidierungskreis und in den -methoden)	- 424	- 2		- 426
Eigenmittel gemäß BIZ	**16 029**	**11 076**	**329**	**27 434**

76

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	2005	2004
Eventualverbindlichkeiten[1]	**39 534**	**31 334**
Aus weitergegebenen abgerechneten Wechseln	21	19
Aus Bürgschaften und Gewährleistungsverträgen	39 513	31 315
Kreditbürgschaften	10 141	7 432
Erfüllungsgarantien und Gewährleistungen	25 499	20 989
Handelsbezogene Bürgschaften (Akkreditive)	3 873	2 894
Andere Verpflichtungen	**61 058**	**55 742**
Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	449	787
Unwiderrufliche Kreditzusagen	52 341	46 865
Buchkredite	45 003	40 050
Avalkredite	4 514	3 765
Hypotheken- und Kommunaldarlehen	2 681	2 818
Wechselkredite	143	232
Lieferverpflichtungen aus Wertpapierleihen	5 940	5 706
Sonstige Verpflichtungen	2 328	2 384
Insgesamt[2]	**100 592**	**87 076**

[1] Den Eventualverbindlichkeiten stehen Eventualforderungen in der gleichen Höhe gegenüber.
[2] Ohne Eventualverbindlichkeiten und andere Verpflichtungen der zur Veräußerung gehaltenen Vermögensgruppe in Höhe von 603 Mio €.

Eventualverbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2005	2004
Verbundene, nicht einbezogene Unternehmen	793	733
Gemeinschaftsunternehmen	323	255
Assoziierte Unternehmen	55	96
Sonstige Beteiligungsunternehmen	—	—
Insgesamt	**1 171**	**1 084**

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung. Bürgschafts- und Gewährleistungsverpflichtungen sowie unwiderrufliche Kreditzusagen gegenüber nicht einbezogenen Tochterunternehmen belaufen sich auf 683 Mio € (2004: 361 Mio €) bzw. 53 Mio € (2004: 85 Mio €).

Den größten Einzelposten unter den sonstigen Verpflichtungen stellen die Platzierungs- und Übernahmeverpflichtungen in Höhe von 526 Mio € (2004: 507 Mio €) dar. Ferner bestehen sonstige Verpflichtungen unter anderem aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus der Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten. Sie belaufen sich auf 458 Mio € (2004: 473 Mio €) jährlich. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind in der Gewinn- und Verlustrechnung berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Bei der nicht konsolidierten HVB Immobilien AG und deren ebenfalls nicht konsolidierten Tochtergesellschaften bestehen sonstige finanzielle Verpflichtungen aus längerfristigen Miet- und Leasingverträgen.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2005 auf 519 Mio € (2004: 418 Mio €), die Haftsummen für Genossenschaftsanteile auf 1 Mio € (2004: 1 Mio €). Nachhaftungen gemäß § 24 GmbHG bestanden bei 3 Gesellschaften mit beschränkter Haftung in Höhe von 16 Mio € (2004: 16 Mio €).

Bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, bestand Ende 2005 eine anteilige Nachschusspflicht gemäß § 26 GmbHG in Höhe von 45 Mio € (2004: 58 Mio €), sowie bei der CMP Fonds I GmbH in Höhe von 14 Mio € (2004: 22 Mio €). Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an vier Personengesellschaften.

Gemäß § 5 Abs.10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs.1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für die Vereinsbank Victoria Bauspar AG abgegeben.

Neben der HVB AG und deren verbundenen Kreditinstituten in Deutschland haften unsere Tochtergesellschaften in den übrigen Regionen als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen.

77

Patronatserklärung

Für die folgenden Gesellschaften trägt die HVB AG, abgesehen vom Fall des politischen Risikos, bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, München[1]
Financial Markets Service Bank GmbH, München
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
Bank Austria Creditanstalt Aktiengesellschaft, Wien[1]
HVB Bank Latvia AS, Riga
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Wien
HVB Risk Management Products Inc., New York
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft verringert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2005 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden, werden weder von obiger noch von früher abgegebenen Patronatserklärungen erfasst.

78

Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen

Transaktionen mit nahestehenden Unternehmen und Personen werden grundsätzlich zu Marktpreisen durchgeführt.

In der Entsprechenserklärung zum Deutschen Corporate-Governance-Kodex gemäß § 161 AktG vom 10. November 2005 (vergangenheitsbezogener Teil) und 2. Dezember 2005 (zukunftsbezogener Teil) haben Vorstand und Aufsichtsrat erklärt, dass die Vergütung für den Sprecher des Vorstands individualisiert angegeben wird.

Bezüge an Organmitglieder sowie an die erste operative Führungsebene:

in Mio €	Fixum		Erfolgsbezogene Komponenten		Komponenten mit langfristiger Anreizwirkung		Insgesamt	
	2005	2004	2005	2004	2005	2004	2005	2004
Mitglieder des Vorstands der HVB AG	5	4	4	3	7[2]	2	16	9[1]
davon entfielen Bezüge auf den Sprecher des Vorstands	0,8	0,8	0,7	0,4	1,3	0,4	2,8	1,6
Mitglieder des Aufsichtsrats der HVB AG für Aufsichtsratstätigkeit	1	1	0	0	0	0	1	1
Europäischer Beraterkreis							0,2	1
Frühere Mitglieder des Vorstands der HVB AG und deren Hinterbliebene							12	9
Erste operative Führungsebene							29	20
Abfindungen/Rückstellungen für Abfindungen für frühere Mitglieder des Vorstands und die erste operative Führungsebene							25	—

[1] Darin enthalten ist 1 Mio € ausgezahlt im Geschäftsjahr 2004, die nicht im Jahresabschluss 2003 enthalten war.

[2] Als Vergütungsbestandteil mit langfristiger Anreizwirkung wurde den Vorstandsmitgliedern für das Geschäftsjahr 2005 nochmals eine nach Ablauf von drei Jahren fällige Geldzahlung im Gegenwert einer bestimmten Anzahl von HVB-Aktien zugesagt. Da die Aktien nur als Rechengröße für die Höhe der Geldzahlung dienen, werden sie als Phantom Stocks bezeichnet. Grundsätzlich nach Ablauf von drei Jahren erhalten die Mitglieder des Vorstands den dann gegebenen Börsenwert der Aktien in bar ausgezahlt.
Der beizulegende Zeitwert der Phantom Stocks basiert auf einer Formel, welcher vor allem der durchschnittliche Börsenkurs der HVB-Aktie in den letzten zehn Handelstagen des Jahres 2005 zugrunde liegt.
Für das Phantom Stocks Programm, welches das Restricted Stocks Programm seit dem Jahr 2004 ersetzt hat, wurde in 2005 eine Rückstellung von 7 Mio € gebildet. Für weitere Details verweisen wir auf den Vergütungsbericht.

Den Mitgliedern des Vorstands werden im üblichen Rahmen Sachbezüge gewährt. Diese Werte sind in dem ausgewiesenen Fixum enthalten.

Vergütungen der Vorstandsmitglieder oder Angestellten der HVB AG für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Mitglieder des Aufsichtsrats erhielten in 2005 keine Bezüge für persönlich erbrachte Leistungen.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2005 Pensionsrückstellungen in der HVB AG in Höhe von 90 Mio €.

Vergütung der Aufsichtsratsmitglieder

Für das Geschäftsjahr 2005 stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

in €	Feste Vergütung	Variable Vergütung	Vergütung für Ausschuss-tätigkeit	Insgesamt (ohne Umsatzsteuer)	
Alessandro Profumo[1]	2712	940	—	3652	(2497)[9]
Dr. Dr. h. c. Albrecht Schmidt, Vorsitzender[2]	27206	9431	90684	127321	
Peter König, stellv. Vorsitzender	22500	7800	20000	50300	
Dr. Lothar Meyer, stellv. Vorsitzender[3]	15678	5435	40000	61113	
Dr. Hans-Jürgen Schinzler, stellv. Vorsitzender[4]	20466	7095	18192	45753	
Dr. Manfred Bischoff[5]	8548	2963	—	11511	
Aldo Bulgarelli[1]	1356	470	—	1826	(1248)[9]
Dr. Mathias Döpfner[4]	13644	4730	—	18374	
Volker Doppelfeld[2]	13603	4716	—	18319	
Paolo Fiorentino[1]	1356	470	—	1826	(1248)[9]
Dario Frigerio[1]	1356	470	—	1826	(1248)[9]
Klaus Grünewald	15000	5200	—	20200	
Anton Hofer	15000	5200	20000	40200	
Max Dietrich Kley[4]	13644	4730	18192	36566	
Friedrich Koch	15000	5200	—	20200	
Hanns-Peter Kreuser	15000	5200	20000	40200	
Ranieri de Marchis[1]	1356	470	—	1826	(1248)[9]
Dr. Diether Münich[6]	5096	1767	—	6863	
Herbert Munker	15000	5200	20000	40200	
Roberto Nicastro[1]	1356	470	—	1826	(1248)[9]
Vittorio Ogliengo[1]	1356	470	—	1826	(1248)[9]
Gerhard Randa[7]	8219	2849	10959	22027	(15056)[9]
Carlo Salvatori[1]	1356	470	—	1826	(1248)[9]
Dr. Siegfried Sellitsch[8]	5425	1881	7233	14539	(9937)[9]
Professor Dr. Wilhelm Simson[2]	13603	4716	18137	36456	
Professor Dr. Dr. h. c. Hans-Werner Sinn	15000	5200	20000	40200	
Maria-Magdalena Stadler	15000	5200	—	20200	
Ursula Titze	15000	5200	—	20200	
Jens-Uwe Wächter	15000	5200	20000	40200	
Helmut Wunder	15000	5200	20000	40200	
Summe	**329836**	**114343**	**343397**	**787576**	**(770802)[9]**

[1] Seit 29. 11. 2005.
[2] Bis 27. 11. 2005.
[3] Stellv. Vorsitzender seit 2. 12. 2005.
[4] Bis 28. 11. 2005.
[5] Bis 27. 7. 2005.
[6] Vom 28. 7. 2005 bis 28. 11. 2005.
[7] Vom 12. 5. 2005 bis 28. 11. 2005.
[8] Bis 12. 5. 2005.
[9] Abzüglich 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag.

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtsrats- und Vorstandsmitglieder sowie an die erste operative Führungsebene wie folgt dar:

in Mio €	2005	2004
Mitglieder des Vorstands der HVB AG	1	9
Mitglieder des Aufsichtsrats der HVB AG	1	2
Erste operative Führungsebene	7	6

Alle Kredite an Mitglieder des Vorstands, des Aufsichtsrats und an die erste operative Führungsebene werden zu marktüblichen Konditionen verzinst.

Director's Dealings und Aktienbesitz von Vorstands- und Aufsichtsratsmitgliedern

Nach § 15a Wertpapierhandelsgesetz (WpHG) sind die Mitglieder des Vorstands und des Aufsichtsrats sowie bestimmte mit ihnen in einer engen Beziehung stehende Personen verpflichtet, Geschäfte mit Aktien der HVB AG oder sich darauf beziehenden Finanzinstrumenten offen zu legen, sofern die Geschäfte innerhalb eines Kalenderjahres den Wert von 5000,– € übersteigen.

Für das Geschäftsjahr 2005 sind der HVB AG folgende Geschäfte mitgeteilt worden, wobei mehr als zwei Drittel der Geschäfte Umtäusche im Rahmen des Übernahmeangebotes darstellen:

Name, Funktion	Transaktionsart
Helmut Wunder, Aufsichtsratsmitglied der HVB	Verkauf
Hanns-Peter Kreuser, Aufsichtsratsmitglied der HVB	Verkauf
Peter König, stellv. Vorsitzender des Aufsichtsrats der HVB	Umtausch
Johann Berger, Vorstandsmitglied der HVB	Umtausch
Dr. Michael Kemmer, Vorstandsmitglied der HVB	Umtausch
Dr. Stefan Jentzsch, Vorstandsmitglied der HVB	Umtausch
Ursula Titze, Aufsichtsratsmitglied der HVB	Umtausch
Gerhard Titze, Ehemann von Ursula Titze, Aufsichtsratsmitglied der HVB	Umtausch
Elke Gomoll, Ehefrau von Anton Hofer, Aufsichtsratsmitglied der HVB	Umtausch
Dieter Rampl, Sprecher des Vorstands der HVB	Umtausch
Jens-Uwe Wächter, Aufsichtsratsmitglied der HVB	Umtausch
Jens-Uwe Wächter, Aufsichtsratsmitglied der HVB	Verkauf
Anton Hofer, Aufsichtsratsmitglied der HVB	Umtausch
Dr. Diether Münich, Aufsichtsratsmitglied der HVB	Umtausch
Michael Mendel, Vorstandsmitglied der HVB	Umtausch
Dr. Wolfgang Sprißler, Vorstandsmitglied der HVB	Umtausch
Veronika Sprißler, Ehefrau von Dr. Wolfgang Sprißler, Vorstandsmitglied der HVB	Umtausch
Helmut Wunder, Aufsichtsratsmitglied der HVB	Verkauf
Elke Gomoll, Ehefrau von Anton Hofer, Aufsichtsratsmitglied der HVB	Verkauf
Helmut Wunder, Aufsichtsratsmitglied der HVB	Verkauf

Sämtliche Geschäfte sind auf der Internetseite der HVB unter www.hvb.com/ir/ unter dem Kapitel »Corporate Governance« veröffentlicht worden.

Bezeichung des Wertpapiers	Wertpapierkenn-nummer/ ISIN-Nummer	Datum des Geschäfts-abschlusses	Stückzahl	Preis je Stück	Geschäftsvolumen
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	11. 11. 2005	200	€ 26,00	€ 5 200,00
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	1. 11. 2005	2 500	€ 23,50	€ 58 750,00
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	4. 10. 2005	370	5 Neue UniCredit-Stammaktien	1850 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	26. 9. 2005	442	5 Neue UniCredit-Stammaktien	2210 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	17. 9. 2005	13 127	5 Neue UniCredit-Stammaktien	65 635 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	13. 9. 2005	25 474	5 Neue UniCredit-Stammaktien	127 370 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	9. 9. 2005	562	5 Neue UniCredit-Stammaktien	2 810 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	9. 9. 2005	394	5 Neue UniCredit-Stammaktien	1 970 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	9. 9. 2005	350	5 Neue UniCredit-Stammaktien	1 750 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	7. 9. 2005	45.559	5 Neue UniCredit-Stammaktien	227 795 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	6. 9. 2005	521	5 Neue UniCredit-Stammaktien	2 605 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	6. 9. 2005	450	€ 23,20	€ 10.440,00
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	31. 8. 2005	1 100	5 Neue UniCredit-Stammaktien	5.500 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	30. 8. 2005	1 758	5 Neue UniCredit-Stammaktien	8 790 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	29. 8. 2005	19 827	5 Neue UniCredit-Stammaktien	99 135 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	29. 8. 2005	35 903	5 Neue UniCredit-Stammaktien	179 515 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	29. 8. 2005	654	5 Neue UniCredit-Stammaktien	3 270 Neue UniCredit-Stammaktien
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	10. 8. 2005	150	€ 22,83	€ 3 424,50
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	12. 7. 2005	150	€ 21,79	€ 3 251,56
Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	WKN: 802200 ISIN DE 0008022005	6. 7. 2005	223	€ 21,89	€ 4 881,47

Die Mitglieder des Vorstands hielten am 31. Dezember 2005 keine Aktien der HVB AG. Die Mitglieder des Aufsichtsrats hielten am 31. Dezember 2005 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

79

Honorierung des Abschlussprüfers

Das im Geschäftsjahr als Aufwand erfasste Honorar für den Abschlussprüfer KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, von 13 Mio € für Tätigkeiten bei der HVB Group setzt sich im Einzelnen wir folgt zusammen:

in Mio €	2005
Honorar für Abschlussprüfung	9
Sonstige Bestätigungs-	
und Bewertungsleistungen	1
Steuerberatungsleistungen	—
Sonstige Leistungen	3

80

Mitarbeiterinnen und Mitarbeiter

Durchschnittlicher Personalstand:

	2005	2004
Mitarbeiter (ohne Auszubildende)	57 597	57 134
Vollzeitbeschäftigte	49 652	49 081
Teilzeitbeschäftigte	7 945	8 053
Auszubildende	1 266	1 304

81

Geschäftsstellen

Geschäftsstellen nach Regionen:

	2004	Zugänge	Abgänge		Veränderungen	2005
		Neu-eröffnungen	Schließungen	Zusammen-legungen	des Konsolidie-rungskreises	
Deutschland						
Baden-Württemberg	25					25
Bayern	390	3	1	2	4	394
Berlin	7	1				8
Brandenburg	8					8
Bremen	8					8
Hamburg	38		1	2		35
Hessen	14	1			1	16
Mecklenburg-Vorpommern	8					8
Niedersachsen	27	1	1			27
Nordrhein-Westfalen	21					21
Rheinland-Pfalz	22					22
Saarland	9					9
Sachsen	10					10
Sachsen-Anhalt	11					11
Schleswig-Holstein	74		1			73
Thüringen	9					9
Zwischensumme	**681**	**6**	**4**	**4**	**5**	**684**
Übrige Regionen						
Österreich	405	8		11	−1	401
Übriges Westeuropa	18	1	3		−1	15
Zentral- und Osteuropa	898	81	27	3	235	1 184
Amerika	16				− 2	14
Asien	15				1	16
Afrika	2					2
Australien	1		1			0
Zwischensumme	**1 355**	**90**	**31**	**14**	**232**	**1 632**
Insgesamt	**2 036**	**96**	**35**	**18**	**237**	**2 316**

82

Mitglieder des Aufsichtsrats und des Vorstands

Aufsichtsrat

Alessandro Profumo
seit 29. 11. 2005,
Vorsitzender seit 2. 12. 2005

Dr. Dr. h.c. Albrecht Schmidt
Vorsitzender bis 27. 11. 2005

Peter König
Stellv. Vorsitzender

Dr. Lothar Meyer
Stellv. Vorsitzender seit 2. 12. 2005

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender bis 28. 11. 2005

Dr. Manfred Bischoff
bis 27. 7. 2005

Aldo Bulgarelli
seit 29. 11. 2005

Dr. Mathias Döpfner
bis 28. 11. 2005

Volker Doppelfeld
bis 27. 11. 2005

Beate Dura-Kempf
seit 9. 3. 2006

Paolo Fiorentino
seit 29. 11. 2005

Dario Frigerio
seit 29. 11. 2005

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
bis 28. 11. 2005

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis
seit 29. 11. 2005

Dr. Diether Münich
vom 28. 7. 2005 bis 28. 11. 2005

Herbert Munker
bis 8. 3. 2006

Roberto Nicastro
seit 29. 11. 2005

Vittorio Ogliengo
seit 29. 11. 2005

Gerhard Randa
vom 12. 5. 2005 bis 28. 11. 2005

Carlo Salvatori
seit 29. 11. 2005

Dr. Siegfried Sellitsch
bis 12. 5. 2005

Prof. Dr. Wilhelm Simson
bis 27. 11. 2005

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Vorstand

Johann Berger
seit 1. 4. 2005

Willibald Cernko
seit 23. 2. 2006

Jan-Christian Dreesen
vom 1. 1. 2006 bis 9. 2. 2006

Rolf Friedhofen
seit 1. 1. 2006

Dr. Stefan Jentzsch
bis 4. 11. 2005

Dr. Michael Kemmer
bis 22. 12. 2005

Heinz Laber
seit 1. 1. 2006

Michael Mendel
bis 18. 11. 2005

Christine Novakovic,
ehemals Licci
vom 17. 1. 2005 bis 4. 11. 2005

Dieter Rampl
Sprecher des Vorstands
bis 31. 12. 2005

Gerhard Randa
bis 12. 5. 2005

Dr. Stefan Schmittmann (stellv.)
seit 1. 1. 2006

Ronald Seilheimer
seit 1. 1. 2006

Matthias Sohler
seit 1. 1. 2006

Dr. Wolfgang Sprißler
Sprecher des Vorstands seit 11. 1. 2006

Andrea Umberto Varese
seit 1. 1. 2006

Andreas Wölfer
seit 1. 1. 2006

München, den 20. März 2006

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Berger Cernko Friedhofen Laber Schmittmann (stellv.)

Seilheimer Sohler Sprißler Varese Wölfer

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang – sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2005 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie die Nachweise für die Angaben im Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315 a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

München, den 21. März 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Geib
Wirtschaftsprüfer

Pastor
Wirtschaftsprüfer

Aufsichtsrat

Alessandro Profumo
Chief Executive Officer der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005, Vorsitzender seit 2.12.2005

Dr. Dr. h.c. Albrecht Schmidt
Ehemaliger Sprecher des Vorstands der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Grasbrunn, Vorsitzender, bis 27.11.2005

Peter König
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München, stellv. Vorsitzender

Dr. Lothar Meyer
Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, Bergisch Gladbach, stellv. Vorsitzender seit 2.12.2005

Dr. Hans-Jürgen Schinzler
Ehemaliger Vorsitzender des Vorstands der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft und Vorsitzender des Aufsichtsrats der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Ottobrunn, stellv. Vorsitzender, bis 28.11.2005

Dr. Manfred Bischoff
Chairman of the Board of EADS N.V., Starnberg, bis 27.7.2005

Aldo Bulgarelli
Rechtsanwalt, Verona, seit 29.11.2005

Dr. Mathias Döpfner
Vorsitzender des Vorstands der Axel Springer AG, Potsdam, bis 28.11.2005

Volker Doppelfeld
Ehemaliges Mitglied des Vorstands der BMW AG, Mitglied des Aufsichtsrats der BMW AG, Münsing, bis 27.11.2005

Beate Dura-Kempf
Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf, seit 9.3.2006

Paolo Fiorentino
Head of Global Banking Service Division, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005

Dario Frigerio
Head of Private Banking and Asset Management Division, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005

Klaus Grünewald
Fachbereichsleiter FB1, Landesbezirk Bayern der Vereinten Dienstleistungsgewerkschaft e.V., Gröbenzell

Anton Hofer
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Nürnberg

Max Dietrich Kley
Ehemaliger stellv. Vorsitzender des Vorstands der BASF AG, Mitglied des Aufsichtsrats der BASF AG, Heidelberg, bis 28.11.2005

Friedrich Koch
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim

Hanns-Peter Kreuser
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München

Ranieri de Marchis
Chief Financial Officer, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005

Dr. Diether Münich
Rechtsanwalt, München, vom 28.7.2005 bis 28.11.2005

Herbert Munker
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Leinburg, bis 8.3.2006

Roberto Nicastro
Head of Retail Division, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005

Vittorio Ogliengo
Head of Corporates/SME Division, Management Committee der UniCredito Italiano S.p.A., Parma, seit 29.11.2005

Gerhard Randa
Ehemaliges Mitglied des Vorstands der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Executive Vice President Magna International Inc., Wien, vom 12.5.2005 bis 28.11.2005

Carlo Salvatori
Mitglied und bis 11.1.2006 Chairman of the Board of Directors der UniCredito Italiano S.p.A., Parma, seit 29.11.2005

Dr. Siegfried Sellitsch
Vorsitzender des Vorstands der Wiener Städtische Wechselseitigen Versicherungsanstalt Vermögensverwaltung, Wien, bis 12.5.2005

Prof. Dr. Wilhelm Simson
Ehemaliger Vorsitzender des Vorstands der E.ON AG und Mitglied des Aufsichtsrats der E.ON AG, Trostberg, bis 27.11.2005

Prof. Dr. Dr. h.c. Hans-Werner Sinn
Präsident des ifo-Instituts für Wirtschaftsforschung, Gauting

Maria-Magdalena Stadler
Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Pullach

Ursula Titze
Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Neusäß

Jens-Uwe Wächter
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten

Helmut Wunder
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld

Ausschüsse des Aufsichtsrats[1]

Präsidium
Alessandro Profumo, seit 2.12.2005, Dr. Dr. h.c. Albrecht Schmidt, bis 27.11.2005, Peter König, Dr. Lothar Meyer, seit 2.12.2005, Dr. Hans-Jürgen Schinzler, bis 28.11.2005

Ausschuss für Strategie und Geschäftsentwicklung
bis 31.12.2005
Dr. Dr. h.c. Albrecht Schmidt, Vorsitzender bis 27.11.2005, Peter König, Gerhard Randa, vom 12.5.2005 bis 28.11.2005, Dr. Hans-Jürgen Schinzler, bis 28.11.2005, Prof. Dr. Dr. h.c. Hans-Werner Sinn, bis 12.5.2005, Helmut Wunder

Stand: 9.3.2006

[1] Siehe auch Erläuterungen im Bericht des Aufsichtsrats.

Prüfungsausschuss
Dr. Lothar Meyer, Vorsitzender,
Anton Hofer,
Max Dietrich Kley, bis 28. 11. 2005,
Peter König, seit 9. 3. 2006,
Ranieri de Marchis, seit 2. 12. 2005,
Herbert Munker, bis 8. 3. 2006,
Alessandro Profumo, seit 2. 12. 2005,
Dr. Dr. h. c. Albrecht Schmidt,
bis 27. 11. 2005

Risikoausschuss
bis 31. 12. 2005
Dr. Dr. h. c. Albrecht Schmidt,
Vorsitzender bis 27. 11. 2005,
Hanns-Peter Kreuser,
Dr. Siegfried Sellitsch, bis 12. 5. 2005,
Prof. Dr. Wilhelm Simson, bis 27. 11. 2005,
Prof. Dr. Dr. h. c. Hans-Werner Sinn,
seit 12. 5. 2005,
Jens-Uwe Wächter

Vermittlungsausschuss
Alessandro Profumo, seit 2. 12. 2005,
Dr. Dr. h.c. Albrecht Schmidt,
bis 27. 11. 2005,
Peter König,
Dr. Lothar Meyer, seit 2. 12. 2005,
Hans-Jürgen Schinzler, bis 28. 11. 2005,
Ursula Titze

Treuhänder

Treuhänder für das Pfandbriefgeschäft
gemäß § 7 Pfandbriefgesetz

Dr. Otto Beierl
Ministerialdirektor im Bayerischen
Staatsministerium der Finanzen, München

stellvertretend

Dr. Michael Bauer
Ministerialdirigent im Bayerischen Staatsministerium der Finanzen, München

Ulrich Exler
Präsident des Bayerischen Landesamts
für Steuern, Ministerialdirigent a. D.,
München

Stand: 9. 3. 2006

Vorstand

Johann Berger
Jahrgang 1960
Divisionen Firmenkunden,
Kommerzielles Immobiliengeschäft,
Division Österreich & Zentral- und Osteuropa seit 1. 1. 2006,
seit 1. 4. 2005

Willibald Cernko
Jahrgang 1956
Division Privat- und Geschäftskunden,
seit 23. 2. 2006

Jan-Christian Dreesen
Jahrgang 1967
Division Privat- und Geschäftskunden,
vom 1. 1. 2006 bis 9. 2. 2006

Rolf Friedhofen
Jahrgang 1958
Chief Financial Officer (CFO),
seit 1. 1. 2006

Dr. Stefan Jentzsch
Jahrgang 1960
Geschäftsfeld Corporates & Markets,
bis 4. 11. 2005

Dr. Michael Kemmer
Jahrgang 1957
Chief Risk Officer (CRO),
bis 22. 12. 2005

Heinz Laber
Jahrgang 1953
Human Resources Management,
seit 1. 1. 2006

Michael Mendel
Jahrgang 1957
Geschäftsfeld Deutschland
bis 12. 5. 2005,
Geschäftsfeld Österreich & Zentral- und Osteuropa seit 12. 5. 2005,
bis 18. 11. 2005

Christine Novakovic,
ehemals Licci
Jahrgang 1964
Geschäftsfeld Deutschland –
Ressort Privatkundengeschäft,
vom 17. 1. 2005 bis 4. 11. 2005

Dieter Rampl
Jahrgang 1947
Sprecher des Vorstands,
Human Resources Management,
bis 31. 12. 2005

Gerhard Randa
Jahrgang 1944
Geschäftsfeld Österreich & Zentral- und Osteuropa,
Chief Operating Officer (COO),
bis 12. 5. 2005

Dr. Stefan Schmittmann (stellv.)
Jahrgang 1956
Division Firmenkunden,
seit 1. 1. 2006

Ronald Seilheimer
Jahrgang 1959
Division Investmentbanking,
seit 1. 1. 2006

Matthias Sohler
Jahrgang 1969
Chief Operating Officer (COO),
seit 1. 1. 2006

Dr. Wolfgang Sprißler
Jahrgang 1945
Sprecher des Vorstands seit 11. 1. 2006,
Chief Financial Officer (CFO) bis 31. 12. 2005

Andrea Umberto Varese
Jahrgang 1964
Chief Risk Officer (CRO),
seit 1. 1. 2006

Andreas Wölfer
Jahrgang 1961
Division Wealth Management,
seit 1. 1. 2006

	2005	2004	2003	2002 HVB Group neu	2002 HVB Group alt	2001
Erfolgszahlen in Mio €						
Zinsüberschuss	5 885	5 662	5 881	5 936	6 649	7 331
Kreditrisikovorsorge	1 513	1 795	2 313	3 292	3 797	2 074
Zinsüberschuss nach Kreditrisikovorsorge	4 372	3 867	3 568	2 644	2 852	5 257
Provisionsüberschuss	3 240	2 845	2 795	2 672	2 684	2 877
Handelsergebnis	926	728	820	787	787	592
Verwaltungsaufwand	6 582	6 118	6 371	6 896	7 076	7 716
Saldo sonstige betriebliche Erträge/Aufwendungen	-143	23	620	180	115	485
Betriebsergebnis	**1 813**	**1 345**	**1 432**	**-613**	**-638**	**1 495**
Finanzanlageergebnis	321	14	-1 806	587	649	530
Abschreibungen auf Geschäfts- oder Firmenwerte	—	165	1 134	395	395	321
Aufwendungen für Restrukturierungen	546	250	—	283	286	19
Zuführung zu Sonderwertberichtigungen	—	2 500	—	—	—	—
Saldo übrige Erträge/Aufwendungen	-289	-357	-638	-149	-151	-136
Ergebnis der gewöhnlichen Geschäftstätigkeit/						
Ergebnis vor Steuern	**1 299**	**-1 913**	**-2 146**	**-853**	**-821**	**1 549**
Ertragsteuern	262	224	296	-3	37	582
Jahresüberschuss/-fehlbetrag	**1 037**	**-2 137**	**-2 442**	**-850**	**-858**	**967**
Fremdanteile am Jahresüberschuss/-fehlbetrag	-395	-288	-197	41	29	-29
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**642**	**-2 425**	**-2 639**	**-809**	**-829**	**938**
Dividende je Stammaktie in €	0,25	—	—	—	—	0,85
Ergebnis je Aktie (bereinigt)[1] in €	1,55	0,70	0,54	-0,77	-0,81	2,35
Ergebnis je Aktie in €	0,86	-3,48	-4,92	-1,51	-1,55	1,75
Kennzahlen in %						
Eigenkapitalrentabilität nach Steuern (bereinigt)[1]	10,0	3,9	2,1	-2,8	-2,3	6,5
Eigenkapitalrentabilität nach Steuern	5,5	-19,3	-19,7	-5,4	-4,4	4,9
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,4	66,1	63,0	72,0	69,1	68,4
Bilanzzahlen in Mrd €						
Bilanzsumme	493,5	467,4	479,5	535,8	691,2	728,6
Kreditvolumen	332,6	324,6	338,3	375,8	487,9	503,1
Bilanzielles Eigenkapital	16,4	14,0	10,3	11,3	14,2	25,1
Bankaufsichtsrechtliche Kennzahlen nach BIZ[2]						
Kernkapital in Mrd €	16,0	15,7	14,4	14,6	19,1	21,7
Eigenmittel in Mrd €	27,4	27,1	25,6	25,9	33,4	41,5
Risikoaktiva in Mrd €	245,5	238,6	241,8	285,6	340,6	365,1
Kernkapitalquote in %	6,5	6,6[3]	5,9	5,1	5,6	6,0
Kernkapitalquote (bereinigt)[4] in %	6,8	—	—	—	—	—
Eigenmittelquote in %	10,9	10,4	9,7	8,2	9,1	10,3
Aktie						
Börsenkurs: Stichtag in €	25,61	16,70	17,62[5]	—	15,22	34,32
Höchststand in €	26,85	21,13	19,26[5]	—	42,55	68,06
Tiefststand in €	16,30	12,86	5,47[5]	—	11,75	27,40
Börsenkapitalisierung in Mrd €	19,2	12,5	9,8[6]	—	8,2	18,4
Mitarbeiter	61 251	57 806	60 214	64 254	65 926	69 520
Geschäftsstellen	2 316	2 036	2 062	2 073	2 104	2 238

[1] 2005 bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«; 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen; 2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte; 2001 – 2002 bereinigt um Goodwillabschreibungen.

[2] Nach festgestellten Jahresabschlüssen.

[3] 6,2% unter Einbezug von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten.

[4] 2005 bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«.

[5] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

[6] Vor Kapitalerhöhung.

QUARTALSÜBERSICHT

	1. Quartal 2005	2. Quartal 2005	3. Quartal 2005	4. Quartal 2005	Nachrichtlich: 4. Quartal 2005 (bereinigt)[1]
Erfolgszahlen in Mio €					
Zinsüberschuss	1 404	1 493	1 468	1 520	1 520
Kreditrisikovorsorge	323	326	327	537	390
Zinsüberschuss nach Kreditrisikovorsorge	1 081	1 167	1 141	983	1 130
Provisionsüberschuss	757	764	860	859	859
Handelsergebnis	322	101	278	225	225
Verwaltungsaufwand	1 600	1 623	1 623	1 736	1 736
Saldo sonstige betriebliche Erträge/Aufwendungen	– 32	2	20	– 133	– 133
Betriebsergebnis	**528**	**411**	**676**	**198**	**345**
Finanzanlageergebnis	74	31	23	193	193
Abschreibungen auf Geschäfts- oder Firmenwerte	–	–	–	–	–
Aufwendungen für Restrukturierungen	–	–	60	486	–
Zuführung zu Sonderwertberichtigungen	–	–	–	–	–
Saldo übrige Erträge/Aufwendungen	– 37	– 36	– 36	– 180	– 180
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**565**	**406**	**603**	**– 275**	**358**
Ertragsteuern	160	107	114	– 119	6
Ergebnis nach Steuern	**405**	**299**	**489**	**– 156**	**352**
Fremdanteile am Ergebnis	– 69	– 69	– 165	– 92	– 114
Gewinn/Verlust	**336**	**230**	**324**	**– 248**	**238**
Ergebnis je Aktie in €	0,45	0,30	0,44	– 0,33	0,32

	31. März 2005	30. Juni 2005	30. Sept. 2005	31. Dez. 2005	31. Dez. 2005 (bereinigt)[1]
Kennzahlen in %					
Eigenkapitalrentabilität nach Steuern	11,6	9,7	10,2	5,5	10,0
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,3	67,0	65,2	66,4	66,4
Bilanzzahlen in Mrd €					
Bilanzsumme	469,9	492,7	495,7	493,5	
Kreditvolumen	326,2	333,3	334,1	332,6	
Bilanzielles Eigenkapital	14,6	15,4	16,3	16,4	
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital in Mrd €	15,4	15,7	15,7	16,0	
Eigenmittel in Mrd €	27,2	27,8	27,6	27,4	
Risikoaktiva in Mrd €	242,0	246,5	250,0	245,5	
Kernkapitalquote in %	6,4	6,4	6,3	6,5	
Eigenmittelquote in %	10,2	10,0	9,8	10,9	
Aktie					
Börsenkurs in €	18,87	21,51	23,44	25,61	
Börsenkapitalisierung in Mrd €	14,2	16,1	17,6	19,2	
Mitarbeiter	57 347	59 294	60 923	61 251	
Geschäftsstellen	2 085	2 190	2 263	2 316	

[1] Bereinigt um »Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge«.

WICHTIGE BEGRIFFE KURZ ERKLÄRT*

Acquisition & Leveraged Finance
Finanzierung von Unternehmenstransaktionen – Wechsel der Eigentumsverhältnisse – unter Einsatz von Eigen- und Fremdmitteln.

Adressrisiko
Mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können.

Asset-Klasse
Vermögenskategorie bzw. -gattung. Darunter versteht man eine weit definierte Kategorie finanzieller Aktiva, wie beispielsweise Aktien, festverzinsliche Wertpapiere oder Immobilien.

Asset Management
Treuhänderische Verwaltung von Vermögen für Kunden wie zum Beispiel Unternehmen, Banken, Versicherungen, Pensionskassen und Privatpersonen im In- und Ausland. Die Vermögensverwaltung umfasst insbesondere das Management von Fonds und Portfolios mit Anlagen in Aktien, Renten, Cash und Immobilien.

Basel II
Mit »Basel I« werden die 1988 erstmals gesetzten regulatorischen Standards zur Eigenkapitalunterlegung von Bankgeschäften bezeichnet (→ BIZ). Diese Regelungen wurden vom Baseler Ausschuss überarbeitet. Der neue Regelungstext wird kurz »Basel II« genannt. Mit Basel II soll die bislang relativ pauschale Eigenkapitalunterlegung wesentlich stärker am tatsächlich vorhandenen Risiko der Bank ausgerichtet werden. Zu diesem Zweck wird sich die Unterlegung künftig insbesondere am Rating (extern bzw. bankintern) der Kreditnehmer orientieren. Gleichzeitig werden gestellte Sicherheiten des Kreditnehmers anders und differenzierter berücksichtigt als bisher. Auch operationelle Risiken sind künftig von den Banken mit Eigenkapital zu unterlegen.

BIZ
Die BIZ (= Bank für Internationalen Zahlungsausgleich) hat ihren Sitz in Basel. Sie ist insbesondere zuständig für grenzüberschreitende Bankenaufsicht und für die Schaffung international geltender Eigenkapitalanforderungen.

BIZ-Quote
Quote (→ BIZ), die das Verhältnis der Eigenmittel nach der Baseler Eigenmittelempfehlung von 1988 zur Summe aus den Risikoaktiva und dem 12,5fachen der → Marktrisikopositionen ausdrückt.

Bonds
Angelsächsischer Begriff für festverzinsliche Wertpapiere bzw. Schuldverschreibungen.

CEE
(CEE = Central and Eastern Europe). In Zentral- und Osteuropa betreibt die HVB Group das größte Vertriebsnetz mit Tochterinstituten in 15 Staaten.

Corporate Finance
Unternehmensfinanzierung über Eigen- und/oder Fremdkapital; umfasst einerseits Projekt- und → Acquisition & Leveraged Finance, andererseits das Geschäft in den Bereichen Going-Public sowie → Mergers & Acquisitions.

Corporate Governance
Corporate Governance bezeichnet den rechtlichen und faktischen Rahmen für die Leitung und Überwachung von Unternehmen. Corporate-Governance-Regelungen dienen der Transparenz und stärken damit das Vertrauen in eine verantwortliche, auf Wertschöpfung gerichtete Unternehmensleitung und Kontrolle.

Cost-Income-Ratio
Verhältnis zwischen den Verwaltungsaufwendungen und der Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstiger betrieblicher Erfolg; eine niedrige Cost-Income-Ratio ist Ausdruck einer hohen Produktivität.

Coverage von Wertpapieren
Ausdruck aus der Finanzbranche für die Tätigkeit von Banken oder Analysten, die bestimmte Wertpapiere beobachten und bewerten.

Cross-Selling
Der Kunde soll durch Beratung veranlasst werden, weitere Produkte, die er noch nicht nutzt, kennen zu lernen und zu kaufen.

Derivate
Finanzinstrumente, die von originären, am Kassamarkt gehandelten Anlageinstrumenten (zum Beispiel Aktien, Anleihen, Devisen) abgeleitet werden; ihre Bewertung bestimmt sich überwiegend durch Preis, Preisschwankungen und -erwartungen der zugrunde liegenden Ausgangsinstrumente.

Eigenkapitalrentabilität
Kennzahl der Bilanzanalyse, bei der entweder der Jahresüberschuss oder eine Vorsteuer-Erfolgsgröße (zum Beispiel Gewinn vor Steuern) zum durchschnittlichen Eigenkapital in Beziehung gesetzt wird; gibt an, wie sich das von dem Unternehmen bzw. den Eigentümern eingesetzte Kapital verzinst hat.

Eigenmittel gemäß BIZ
(→ BIZ) Die bankaufsichtsrechtlichen Eigenmittel sind durch die Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 geregelt. Sie setzen sich aus dem haftenden Eigenkapital und den Drittrangmitteln zusammen. Das haftende Eigenkapital besteht aus Kernkapital (vor allem aus Gezeichnetem Kapital und aus Rücklagen) und aus Ergänzungskapital (insbesondere Genussrechtskapital, nachrangigen Verbindlichkeiten, Vorsorgereserven nach § 340 f HGB und Neubewertungsreserven in Wertpapieren und Immobilien).

Emission
Ausgabe von Wertpapieren; die Emission erfolgt entweder auf direktem Wege (Selbstemission) oder durch Vermittlung von Kreditinstituten (Fremdemission). Das Kreditinstitut führt dabei entweder den Verkauf kommissionsweise für Rechnung des Emittenten durch oder übernimmt die Wertpapiere zu einem festen Kurs und bietet sie zu einem höheren Kurs dem Publikum an (Platzierung).

* Das vollständige Lexikon mit wichtigen Begriffen der Finanzdienstleistungs-Branche können Sie gerne bestellen (siehe Finanzkalender).

Exposure
Exposure bezeichnet den erwarteten Betrag, mit dem die Bank bei Ausfall eines Kreditnehmers im Risiko steht. In das Exposure werden freie externe Linien und bestimmte Produkte anteilig eingerechnet.

fast exit-Regel
Der Vorstand der Deutschen Börse AG entscheidet auf Vorschlag seines Arbeitskreis Aktienindizes einmal im Jahr über die Zusammensetzung des DAX (sog. ordentlicher Anpassungstermin). Der Arbeitskreis Aktienindizes zieht für sein Urteil jeweils zwei Daten heran: den so genannten Orderbuchumsatz von Anteilen an der Frankfurter Börse und im Xetra-Handel sowie die am umlaufenden Streubesitz berechnete Marktkapitalisierung eines Titels. Eine Gesellschaft wird zum ordentlichen Anpassungstermin im September aus dem DAX entfernt, wenn sie in einem der beiden Kriterien, Orderbuchumsatz oder Marktkapitalisierung, einen Rang höher als 40 aufweist. Dieser Wert wird ersetzt, sofern ein Aufsteiger existiert, der in beiden Kriterien, Orderbuchumsatz und Marktkapitalisierung, Rang 35 oder besser hat.
Außer zu diesem festen Termin kann die Deutsche Börse einzelne Titel auch zwischenzeitlich, am dritten Freitag im Quartalsendmonat (März, Juni, September, Dezember) aus dem DAX herausnehmen. Hierbei handelt es sich um die fast exit-Regel. Voraussetzung für die Anwendung der fast exit-Regel ist, dass die betroffene Gesellschaft in einem Fall, also Orderbuchumsatz oder Marktkapitalisierung hinter Platz 45 zurückgefallen ist und ein Austauschkandidat existiert, der in beiden Kriterien auf Rang 35 oder besser positioniert ist.

Gewinnthesaurierung
Einbehaltung von Gewinnen zur Finanzierung eines Unternehmens aus eigener Kraft.

Goodwill
Geschäfts- oder Firmenwert ist der Betrag, den ein Erwerber eines Unternehmens unter Berücksichtigung künftiger Ertragserwartungen (= Ertragswert) über den Wert der einzelnen Vermögensgegenstände nach Abzug der Schulden (= Substanzwert) hinaus zu zahlen bereit ist.

Hybridkapitaltransaktion (Hybrid Capital)
Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien, die unter Einschaltung einer konzernangehörigen Zweckgesellschaft begeben werden und bankaufsichtsrechtlich als Kernkapital anerkannt sind.

International Accounting Standards (IAS)
IAS werden vom IASC (International Accounting Standards Committee) herausgegeben, einer internationalen Fachorganisation, die von mit Rechnungslegungsfragen befassten Berufsverbänden getragen wird. Ziel ist es, eine transparente und vergleichbare Rechnungslegung auf internationaler Basis zu schaffen.

International Financial Reporting Standards (IFRS)
Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die bisherigen International Accounting Standards (→ IAS) und Interpretationen des Standing Interpretations Committee sowie die Standards und Interpretationen, die vom IASB künftig herausgegeben werden.

Investor Relations (IR)
Aufgabe eines IR-Teams ist die Kapitalmarktkommunikation mit den Aktionären und den Finanzanalysten. Im Mittelpunkt stehen Informationen über Strategien, finanzielle Kennzahlen und die zentralen → Werttreiber eines Unternehmens.

IPO (Initial Public Offering)
IPO steht für den administrativen Vorgang der Erstemission von Aktien am Primärmarkt. Mit einem IPO sind im Allgemeinen eine Börsenzulassung des Aktienkapitals und die Aufnahme der Börsennotierung verbunden.

Jumbo-Pfandbriefe
Pfandbriefe mit einem Emissionsvolumen von mehr als 500 Mio €; es handelt sich um Öffentliche Pfandbriefe (zur Refinanzierung von Kommunaldarlehen) oder um Hypothekenpfandbriefe (zur Refinanzierung von Immobiliendarlehen).

Kernkapitalallokation
Zuordnung von Kernkapital auf die Segmente (zum Beispiel die Unternehmensbereiche).

Kreditderivate
Derivative Finanzinstrumente, die einem Beteiligten des Geschäfts (dem Risikoverkäufer bzw. Sicherungsnehmer) erlauben, das Kreditrisiko einer Forderung oder eines Wertpapiers an einen anderen (den Risikokäufer bzw. Sicherungsgeber) gegen Zahlung einer Prämie zu transferieren. Der Risikokäufer trägt somit das Kreditrisiko der Forderung oder des Wertpapiers, ohne dieses tatsächlich erwerben zu müssen.

Leveraged-Buy-out
Übernahme eines Unternehmens. Dies kann sowohl durch betriebsinterne als auch betriebsexterne Investoren geschehen. Man spricht bei der Übernahme durch ein Management von → Management-Buy-in oder → Management-Buy-out. Beim Kauf des Unternehmens werden wenig Eigenmittel aufgebracht, vielmehr stammt der größte Teil der Mittel aus Bankkrediten oder der Begebung von Anleihen.

Management-Buy-in
Übernahme eines Unternehmens durch ein fremdes Management.

Management-Buy-out
Übernahme eines Unternehmens durch das in dem erworbenen Unternehmen tätige Management.

Marktrisikoposition
Die Marktrisikoposition im Sinne des Grundsatz I umfasst die Fremdwährungs-, Rohwaren- und Optionsrisiken sowie die Risikopositionen des Handelsbuchs wie zins- und aktienkursbezogene Risiken sowie → Adressrisiken des Handelsbuchs.

Mergers & Acquisitions (M & A)
Vermittlung von Zusammenschlüssen und Aufkäufen von Unternehmen oder Teilen davon und die damit verbundene Beratung von Käufern und Verkäufern.

Mezzanine-Darlehen
Ein gegenüber Bankdarlehen nachrangiges Finanzierungsinstrument, das vor allem bei Leveraged-Buy-outs als Finanzierungsbestandteil verwendet wird. Das auf Grund der Nachrangigkeit in der Regel höhere Risiko für den Kreditgeber wird durch eine entsprechend attraktivere Verzinsung sowie üblicherweise durch eine Option auf eine Beteiligung am Eigenkapital des erworbenen Unternehmens kompensiert.

Nachhaltigkeits-Management
Teil der Unternehmensstrategie, der durch Nutzen der Chancen und Vermeiden von Risiken, die sich aus ökonomischen, ökologischen und sozialen Entwicklungen ergeben, den → Shareholder Value langfristig steigert.

Operational Risk
Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Rating
Bonitätsurteil eines Finanztitels (Emissionsrating) oder eines Schuldners (Emittentenrating).

Risikoadjustiertes Pricing
Um auch im klassischen Kreditgeschäft die erforderliche Verzinsung des eingesetzten Eigenkapitals sicherzustellen, passen Banken die Höhe der Marge dem jeweiligen Risikoprofil eines Kreditnehmers an: je geringer die Bonität, desto höher der geforderte Zinssatz.

Risikoaktiva
Um die → Adressrisiken des Anlagebuches, die aus der unterschiedlichen Bonität der Emittenten bzw. Geschäftspartner resultieren, aufsichtsrechtlich abbilden zu können, werden Bilanzaktiva, außerbilanzielle Geschäfte (zum Beispiel Bürgschaften und Garantien für Bilanzaktiva) sowie Termingeschäfte, Swaps und Optionsrechte mit – von der Bonitätsklasse der Emittenten bzw. Geschäftspartner abhängigen – (Bonitäts-) Gewichtungsfaktoren risikogewichtet. Diese risikogewichteten Aktiva sind im Grundsatz I mit 8% haftendem Eigenkapital zu unterlegen (zu den Risiken im Handelsbuch → Marktrisikoposition).

Risikocontrolling
Laufende Risikomessung und -überwachung inklusive Methodenentwicklung sowie entsprechende Risikoanalyse/Berichtswesen durch neutrale, unabhängige Einheit.

Risikomanagement
Operative Geschäftssteuerung spezifischer Portfolios unter Risiko-Rendite-Gesichtspunkten.

Securitization
Beschaffung von Finanzierungsmitteln durch die wertpapiermäßige Unterlegung bzw. Umwandlung von Forderungen, zum Beispiel Anleihen. Ziel ist dabei vor allem, diese Forderungen über organisierte Kapitalmärkte (zum Beispiel Börse) handelbar zu machen. Der Kapitalgeber (= Gläubiger) und somit Erwerber der verbrieften Forderung übernimmt das Risiko von Marktpreisschwankungen des Wertpapiers sowie den Kreditausfall; der Kapitalnehmer (= Schuldner) muss seine Bonität öffentlich nachweisen durch regelmäßige Berichterstattung bzw. eine möglichst gute Einstufung durch eine Ratingagentur.

Shareholder Value
Steigerung des Unternehmenswertes für den Aktionär. Die Wertsteigerung wirkt sich in einer Verbesserung des Aktienkurses und/oder Erhöhung der Dividendenzahlung aus.

Spread
Auf-/Abschlag gegenüber einem bestimmten Referenzzinssatz.

Syndizierte Kredite
Großvolumige Kredite, die über ein Bankenkonsortium vergeben werden; durch die → Syndizierung (die Bildung eines Bankenkonsortiums) wird das Kreditrisiko auf mehrere Banken verteilt.

Syndizierung
Kreditvergabe (→ syndizierte Kredite) oder Wertpapieremission (Anleihen oder Aktien) unter Einschaltung eines Konsortiums.

Verkettungstermin
Am dritten Freitag im Quartalsendmonat (März, Juni, September, Dezember) verkettet die Deutsche Börse AG ihre Indizes neu. Das heißt, die in die Indexberechnung einfließenden Größen werden an die aktuelle Zusammensetzung des Index angepasst. So werden zum Beispiel die Korrekturfaktoren, die Kapitalveränderungen und Dividendenzahlungen zwischen den Verkettungsterminen berücksichtigt, in der Indexberechnungsformel wieder auf eins gesetzt. Um Sprungstellen im Index zu vermeiden, werden die neuberechneten Indexwerte mit einem Verkettungsfaktor multipliziert. Grundlage der Verkettung sind die Schlusskurse am Verkettungstag.

Werttreiber (Value Drivers)
Geschäftsfelder, die zur Steigerung des Unternehmenswertes im besonderen Maße beitragen.

Termine 2006

Veröffentlichung des Jahresabschlusses 2005	22. März 2006
Hauptversammlung	23. Mai 2006
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2006	Erscheinungstermin: 11. Mai 2006
Zwischenbericht zum 30. Juni 2006	Erscheinungstermin: 12. September 2006
Zwischenbericht zum 30. September 2006	Erscheinungstermin: 14. November 2006

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Wenn Sie Fragen zum Geschäftsbericht haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:

Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com

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Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Redaktionsschluss: 2. 3. 2006

Druckfreigabe: 21. 3. 2006
Auslieferung: 5. 4. 2006

Printed in Germany

Geschäftsbericht 20

HVB AG

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group

LAGEBERICHT

GESCHÄFTSVERLAUF UND LAGE

Struktur und Geschäftstätigkeit

Rechtliche Struktur und Organisationsstruktur

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) entstand 1998 durch die Fusion der Bayerischen Vereinsbank Aktiengesellschaft mit der Bayerischen Hypotheken- und Wechsel-Bank Aktiengesellschaft.

Seit November 2005 ist die HVB AG ein verbundenes Unternehmen der UniCredito Italiano S.p.A., Genua (UniCredit). Nach Abschluss des Umtauschangebots in Deutschland am 17. November 2005 besitzt UniCredit einen Anteil von 93,93% an der HVB AG. Die HVB Group ist seitdem als Teilkonzern ein wesentlicher Bestandteil der UniCredit Gruppe.

Die Stammaktien der HVB AG sind zum amtlichen Handel an allen deutschen Wertpapierbörsen zugelassen, sowie an der Börse in Wien, der Euronext in Paris und der Schweizer Wertpapierbörse SWX Swiss Exchange.

Die HVB AG bietet sowohl Privat- und Firmenkunden als auch Kunden aus dem öffentlich-rechtlichen Bereich eine umfassende Auswahl an Bank- und Finanzprodukten und -dienstleistungen an, die zum Beispiel von Hypothekendarlehen und Bankdienstleistungen für Verbraucher, Private Banking, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Asset Management reicht.

Geschäftsfelder

Die HVB AG gliederte sich im Geschäftsjahr 2005 in die zwei operativen Geschäftsfelder Deutschland und Corporates & Markets sowie in das Geschäftsfeld Real Estate Restructuring (RER).

Das Geschäftsfeld Deutschland umfasst das Bankgeschäft der HVB AG in Deutschland, einschließlich des Asset-Management-Geschäfts, mit Privatkunden, Geschäfts- und Firmenkunden mit Ausnahme der großen deutschen und internationalen Unternehmen, die umfangreiche Kapitalmarktdienstleistungen nachfragen und deshalb im Geschäftsfeld Corporates & Markets betreut werden. Um unseren Kunden eine optimale Betreuung anzubieten, ist das Geschäftsfeld in die Ressorts Privatkundengeschäft, Firmenkunden und Freie Berufe sowie Immobilien unterteilt.

Das Geschäftsfeld Corporates & Markets umfasst die kapitalmarktorientierten Geschäftsaktivitäten der HVB AG. Es ist verantwortlich für ausgewählte Firmenkunden, die häufig an deutschen oder anderen europäischen Börsen notiert sind. Unter den institutionellen Kunden des Geschäftsfelds befinden sich neben Industrieunternehmen auch Finanzinstitute, Versicherungsgesellschaften, Zentralbanken und andere große öffentliche Institutionen sowie bedeutende Investoren.

Das Geschäftsfeld Real Estate Restructuring ist zum 1. Januar 2005 durch die Überführung der bisher dem Geschäftsfeld Deutschland zugeordneten Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG sowie der Restbestände des Segments »Real Estate Workout« entstanden. Ziel des neu geschaffenen Segments RER ist es, die zugeordneten Portfolios unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.

Wesentliche Absatzmärkte, Wettbewerbsposition und Standorte

Die HVB AG gehört zu den großen Banken in Deutschland, die in ausgewählten Regionen mit hoher Präsenz vertreten ist.

Außerdem haben wir Niederlassungen in den wichtigsten Finanzzentren der Welt.

Eine Aufgliederung unserer Geschäftsstellen nach Regionen befindet sich im Kapitel Geschäftsstellen im Lagebericht.

Organisation der Leitung und Kontrolle

Der Vorstand der HVB AG ist das Leitungsorgan der HVB Group. Der Vorstand berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung und strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage der HVB Group einschließlich der Risikolage.

Der Aufsichtsrat der HVB AG setzt sich zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Zur Unterstützung seiner Arbeit hatte der Aufsichtsrat im Berichtsjahr fünf Ausschüsse eingerichtet: Präsidium, Prüfungsausschuss, Vermittlungsausschuss, Ausschuss für Strategie und Geschäftsentwicklung und Risikoausschuss. Die beiden letztgenannten wurden mit Wirkung vom 31. Dezember 2005 aufgehoben.

Die HVB AG verfügt über eine gruppenweite Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Controlling und Risikomanagement waren 2005 unter dem Verantwortungsbereich des Chief Risk Officer zusammengefasst, der regelmäßig im Risikoausschuss des Aufsichtsrats berichtete. Weitere Ausführungen hierzu enthält das Kapitel »Risikobericht«.

Eine namentliche Aufstellung aller Mitglieder des Vorstandes und des Aufsichtsrats der HVB AG befindet sich im Kapitel Gremien im Anhang.

Grundzüge des Vergütungssystems

Die Vergütung für die Vorstandsmitglieder wird vom Präsidium des Aufsichtsrats festgelegt. Sie umfasste im Jahr 2005 feste und variable Bestandteile: eine feste Vergütung, eine variable Vergütung mit erfolgsbezogenen Komponenten (Performance-Bonus) sowie einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive), der für das Jahr 2005 nochmals in Form einer aktienbasierten Vergütung (Phantom Stocks) zur Verfügung gestellt wird. Die Zielbeträge dieser drei Vergütungsbestandteile sind bisher gleichgewichtig, das heißt jeder Zielbetrag umfasst etwa ein Drittel der Gesamtvergütung. Die Angemessenheit der Vergütung orientiert sich an den Aufgaben und dem persönlichen Beitrag des Vorstandsmitglieds, der Leistung des Vorstands insgesamt sowie der wirtschaftlichen Lage und dem Zukunftspotenzial des Unternehmens unter Berücksichtigung des Vergleichsumfelds.

Die Höhe der variablen Vergütung (Performance-Bonus) ist vom Erreichen bestimmter, jeweils zu Beginn des Geschäftsjahrs zwischen dem Vorstand und dem Präsidium des Aufsichtsrats festgelegter Ziele abhängig. Bemessungsgrundlage ist bisher unter anderem das Konzernergebnis. Zusätzlich werden individuelle Ziele, die im Zuständigkeitsbereich des jeweiligen Vorstandsmitglieds liegen, festgelegt. Der Performance-Bonus wird mit den April-Bezügen des Folgejahrs ausgezahlt.

Als Vergütungsbestandteil mit langfristiger Anreizwirkung wurde den Vorstandsmitgliedern für das Geschäftsjahr 2005 nochmals eine nach Ablauf von drei Jahren fällige Geldzahlung im Gegenwert einer bestimmten Anzahl von HVB-Aktien zugesagt. Da die Aktien nur als Rechengröße für die Höhe der Geldzahlung dienen, werden sie als Phantom Stocks bezeichnet. Nach Ablauf von drei Jahren erhalten die Mitglieder des Vorstands den dann gegebenen Börsenwert der Aktien in bar ausgezahlt, soweit nicht im Falle einer vorzeitigen Beendigung des Mandats eine davon abweichende Vereinbarung getroffen wird. Hierdurch nehmen die Vorstandsmitglieder an der Kursentwicklung der HVB-Aktie unmittelbar teil, weil sich die Höhe der Zahlung nach dem Kurs der Aktien nach Ablauf des Dreijahreszeitraums bestimmt. Maßgeblich für die Höhe der Zusage von Phantom Stocks ist die Entwicklung des Durchschnittskurses der HVB-Aktie im abgelaufenen

Geschäftsjahr im Vergleich zu einem gewichteten Durchschnittskurs eines Vergleichskorbs von mindestens acht europäischen Kreditinstituten, die hinsichtlich Struktur und Größe mit der HVB AG vergleichbar sind. Dabei wird keines der Vergleichsinstitute mit mehr als 20% innerhalb des Vergleichskorbs gewichtet. Über die Zusammensetzung des Vergleichsindex hat das Aufsichtsratspräsidium zu Beginn des Jahres 2005 entschieden. Erreicht der HVB-Aktienkurs den Vergleichsindex, dann können Phantom Stocks bis zu einem vom Präsidium des Aufsichtsrats im Voraus festgelegten Euro-Gegenwert zugesagt werden. Über- oder unterschreitet der Durchschnittskurs der HVB-Aktie den Vergleichsindex, erhöht oder ermäßigt sich der Euro-Gegenwert pro angefangenem 1%-Punkt Über- oder Unterschreitung um 3%. Der Gegenwert der zugesagten Phantom Stocks ist nach oben betraglich begrenzt, er darf 200% des Zielbetrags für diese Vergütungskomponente nicht übersteigen. Der Aufsichtsrat hat keine Veranlassung gesehen, die Parameter auf Grund des Zusammenschlusses mit UniCredit zu verändern, da der Kurs der HVB-Aktie in der ersten Jahreshälfte 2005 deutlich stärker gestiegen ist als der Kurs der Peer Group und sich in der zweiten Jahreshälfte weitgehend parallel entwickelt hat. Es wird erwogen, den Vorstandsmitgliedern anzubieten, für die Berechnungsgrundlage dieses Modells ihre Phantom Stocks auf UniCredit-Aktien umzustellen.

Angaben zur Höhe der Bezüge der Vorstandsmitglieder sind dem Anhang zu entnehmen.

Neben der laufenden Vergütung haben die Mitglieder des Vorstands – soweit sie bis zum Ablauf des Jahres 2004 eingetreten sind – Pensionszusagen in Form einer leistungsbezogenen Zusage, das heißt der Zusage eines bestimmten Pensionsbetrags, erhalten. Seit dem Jahr 2005 erhalten neu eintretende Vorstandsmitglieder eine beitragsorientierte Zusage. Sie erhalten dabei einen festgelegten Prozentsatz der für das vergangene Jahr gezahlten Vergütung zusätzlich als Deferred Compensation für künftige Pensionsleistungen zur Verfügung gestellt. Durch Einzahlung in einen Fonds wird ein Versorgungskapital aufgebaut, das bei Eintritt des Versorgungsfalls für Versorgungsleistungen zur Verfügung steht. Gegenüber der Leistungszusage hat dies den Vorteil, dass damit alle Verpflichtungen des Unternehmens aus dem Vorstandsvertrag erfüllt sind und keine Belastung künftiger Jahre durch veränderte Rückstellungsberechnungen erwartet wird.

Im Zuge des Zusammenschlusses mit der UniCredit Gruppe wurde ein neues Vergütungssystem eingeführt, das ab dem Jahr 2006 gilt.

Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 15 000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, stellvertretende Vorsitzende das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 370 000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2005 die Mitglieder des Ausschusses für Strategie und Geschäftsentwicklung, des Prüfungsausschusses sowie des Risikoausschusses eine jährliche Vergütung von je 20 000,– €. Die Vorsitzenden der Ausschüsse erhalten das Doppelte.

Angaben zur Höhe der Bezüge der Aufsichtsratsmitglieder sind dem Anhang zu entnehmen.

Unternehmensinterne Steuerung

Die HVB AG hat das Ziel, den Unternehmenswert nachhaltig zu steigern. Um den Anforderungen des Kapitalmarktes sowie der Notwendigkeit einer wertorientierten Steuerung Rechnung zu tragen, haben wir das Konzept der dualen Gesamtbanksteuerung umgesetzt. Das vorrangige Ziel der Wertschaffung im Sinne des »Shareholder Value« kann so auf die operativen Geschäftsfelder übertragen werden.

Im Wesentlichen fordert dieses Konzept eine Verzinsung von zwei Kapitalressourcen. Das ist zum einen das regulatorische Kapital im Sinne von gebundenem Kernkapital, zum anderen das Risikokapital, also das tatsächlich notwendige ökonomische Kapital zur Deckung der nach internen Modellen ermittelten Risiken. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, die von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Eine detaillierte Beschreibung zu diesem Thema befindet sich im Risikobericht im Kapitel »Gesamtbanksteuerung«.

Rahmenbedingungen

Gesamtwirtschaftliche Rahmenbedingungen 2005

Die Entwicklung der Weltwirtschaft hat sich im Verlauf des vergangenen Jahres zwar abgeschwächt, blieb mit einer jahresdurchschnittlichen Wachstumsrate von knapp 3,5% aber robust (2004: +4%). Wachstumspole waren dabei die USA (2005: +3,5%), China (knapp +10%) und die asiatischen Schwellenländer (+6,75%). Vor allem in den USA zeigte sich im Jahresverlauf aber bereits eine merkliche Abkühlung, die das Wachstum im letzten Quartal 2005 bereits wieder unter 3,25% rutschen ließ. Ursächlich hierfür waren der Wegfall der geld- und fiskalpolitischen Stimuli, das weiter anschwellende Außenhandelsdefizit sowie Probleme in der Autoindustrie.

Im Euroraum folgte auf ein eher mäßiges erstes Halbjahr eine spürbare Belebung seit der Jahresmitte. Die weiterhin solide Auslandsnachfrage stützte das Wachstum in der Europäischen Währungsunion. Hinzu kam, vor allem in Deutschland, eine merkliche Belebung der Investitionsnachfrage. Die deutschen Investitionen legten so kräftig zu wie im Durchschnitt der vergangenen Aufschwungphasen. Erstmals seit mehreren Jahren blieb die Wachstumsdynamik deshalb nicht mehr hinter jener des übrigen Euroraums zurück.

- Im Jahresdurchschnitt 2005 fiel der BIP-Zuwachs in Deutschland mit 0,9% allerdings deutlich geringer aus als im Vorjahr (+ 1,6%). Verantwortlich dafür ist mit einer geringeren Zahl an Arbeitstagen auch ein statistischer Effekt.
- Anhaltend hohe Energiepreise ließen die Verbraucherpreise im Jahresvergleich um 2% steigen (2004: + 1,75%).
- Die Zahl der Arbeitslosen lag im Jahresmittel 2005 bei 4,86 Millionen nach 4,39 Millionen im Vorjahr. Ein Teil des Anstiegs ist statistisch bedingt durch die Einführung der Hartz-IV-Reform (Aufnahme von Sozialhilfeempfängern in die Statistik).
- Der Leistungsbilanzüberschuss liegt nach den vorliegenden Schätzungen bei 3,4% des BIP (2004: 3,8%).
- Das Defizit der öffentlichen Haushalte sank leicht von 3,7% des BIP auf 3,5%.
- Die Langfristzinsen haben sich weiter verringert. Ende 2005 lagen sie nur noch bei 3,30% (2004: 3,68%). Die Europäische Zentralbank erhöhte den Refi-Satz von 2% auf 2,25% im Dezember 2005.

Das Wachstum in Österreich war 2005 mit 1,8% geringer als 2004 (2,4%), wofür vor allem das schwache erste Quartal mit rückläufigen Investitionen (Vorzieheffekt 2004 auf Grund des Auslaufens steuerlicher Vergünstigungen) und Exporten verantwortlich war. Ausgehend von sich deutlich beschleunigenden Ausfuhren und einer leichten Verbesserung der Konsumnachfrage konnte das Wirtschaftswachstum im Verlauf des Jahres jedoch deutlich zunehmen. Die Inflation blieb trotz Ölpreisanstieg mit 2,1% relativ moderat.

Die Wirtschaft der CEE-Länder präsentierte sich auch 2005 in einer guten Verfassung. Die acht neuen EU-Mitgliedsländer und die drei Kandidatenländer Bulgarien, Kroatien und Rumänien wuchsen im vergangenen Jahr im Durchschnitt um rund 4,25%.

Branchenspezifische Rahmenbedingungen 2005

Das Jahr 2005 kann als ein Jahr des Wandels in der deutschen Kreditwirtschaft angesehen werden. Stand in den letzten Jahren häufig die Diskussion der strukturellen Probleme der deutschen Bankenlandschaft im Vordergrund, war das vergangene Geschäftsjahr von ersten Veränderungen in dieser Hinsicht geprägt. Verschiedene Anzeichen weisen darauf hin, dass das deutsche Kreditgewerbe vor nachhaltigen Veränderungen stehen könnte. Der grenzüberschreitende Zusammenschluss von HVB Group und UniCredit Gruppe macht deutlich, dass die Konsolidierung der europäischen Bankenlandschaft begonnen hat. Wir gehen davon aus, dass die bisher verhältnismäßig geringe Nutzung von grenzüberschreitenden Bankdienstleistungen zukünftig eine deutlich höhere Bedeutung erlangen wird.

Die gesamtwirtschaftlichen Rahmenbedingungen haben sich trotz einiger schwieriger Konjunkturindikatoren, wie zum Beispiel einem stark gestiegenen Ölpreis und einem anhaltend schwachen privaten Konsum, im Laufe des Geschäftsjahres 2005 spürbar verbessert. Die deutsche Finanzdienstleistungsbranche konnte nicht zuletzt aus diesem Grunde eine insgesamt erfreuliche Ergebnisentwicklung verzeichnen. Insbesondere die operativen Erträge konnten gesteigert werden.

An den Kapitalmärkten haben die Aktivitäten sowohl der privaten als auch der institutionellen Anleger trotz eines schwächeren zweiten Quartals im Vergleich zum Vorjahr wieder spürbar zugenommen. Insbesondere der deutsche Aktienmarkt verzeichnete eine klare Aufwärtsbewegung. Die verstärkte Nachfrage nach innovativen Kapitalmarktprodukten sowie die wieder gestiegenen Handelsumsätze haben sich im Jahresverlauf insgesamt positiv auf das Handelsergebnis und den Provisionsüberschuss der Kreditinstitute ausgewirkt. Zudem profitierte der Provisionsüberschuss vor allem davon, dass die Kreditinstitute bereits in den letzten Jahren ihr Leistungsangebot auf maßgeschneiderte Produkte als Reaktion auf die geänderten Bedürfnisse kapitalmarktfähiger Unternehmen konsequent ausgerichtet haben.

Dagegen hat sich das weiterhin sehr niedrige Niveau der Renditen zehnjähriger Bundesanleihen auch 2005 nicht merklich verändert. Dennoch konnte trotz der daraus resultierenden flachen Zinsstrukturkurve die Ertragsbelastung im Rahmen gehalten werden. Eine wesentliche Voraussetzung hierfür war die in den letzten Jahren erfolgreich umgesetzte Diversifizierung der Ertragsquellen sowie ein striktes Einhalten des risikoadjustierten Pricings.

Die wieder leicht verbesserten konjunkturellen Rahmenbedingungen haben dazu geführt, dass die Kreditrisikovorsorge im Vorjahresvergleich auf einem stabilen Niveau geblieben ist, teilweise sogar zurückging. Beigetragen haben hierzu auch effizient eingesetzte Risikomanagementsysteme der Kreditinstitute. Auch im Bereich der Verwaltungsaufwendungen konnten die Banken von den in den früheren Jahren bereits eingeleiteten Kosteneinsparmaßnahmen profitieren.

Wesentliche, für den Geschäftsverlauf ursächliche Ereignisse

Die HVB Group und die UniCredit Gruppe haben am 12. Juni 2005 angekündigt, ihre Kräfte zu bündeln, um die erste wahre europäische Bank zu bilden. Nach Abschluss des Umtauschangebots in Deutschland am 17. November 2005 hält die UniCredit 93,93% des Stammkapitals und der Stimmrechte an der HVB AG.

Dieser Zusammenschluss birgt hohe Synergiepotenziale. Auf Grundlage dieser Synergiepotenziale sowie der ursprünglichen Business-Pläne der UniCredit Gruppe und der HVB Group strebt der neue Konzern an, dass der Gewinn pro Aktie der UniCredit Gruppe auf 0,56 € für das Jahr 2007 gesteigert werden soll.

Voraussetzung für das Erreichen dieser Synergiepotenziale ist die Integration der bisherigen HVB Group in die UniCredit Gruppe. Das vierte Quartal stand im Zeichen der Integrations- und Restrukturierungsmaßnahmen, die sich im Jahr 2006 fortsetzen werden.

Erfolgsrechnung

Im Berichtsjahr 2005 wurde die Gewinn- und Verlustrechnung der HVB AG, wie im Vorjahr, von Sondereffekten beeinflusst, die sich im Wesentlichen außerhalb des Betriebsergebnisses ausgewirkt haben. Außerdem sind die Ergebnisse der ehemaligen Vereins- und Westbank Aktiengesellschaft (VuW AG), bedingt durch die rückwirkende Verschmelzung ab dem 1. Juli 2004, nur mit dem zweiten Halbjahr in die Vorjahreszahlen eingeflossen. Ein Vergleich mit den Werten des Vorjahres ist deshalb nur eingeschränkt möglich.

- Der Zinsüberschuss hat sich auf 3682 Mio € erhöht. Dazu trugen vor allem die Zinsen aus Kredit- und Geldmarktgeschäften, den festverzinslichen Wertpapieren, den laufenden Erträgen aus Aktien und anderen nicht festverzinslichen Wertpapieren sowie aus Beteiligungen und Anteilen an verbundenen Unternehmen bei. Begünstigt wurde das Ergebnis auch durch Währungskurseffekte aus der Umrechnung der Ergebnisse unserer ausländischen Niederlassungen. Niedriger waren die Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen.

Gewinn- und Verlustrechnung

	2005	2004	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	3682	3465	+ 217	+ 6,3
Provisionsüberschuss	1395	1201	+ 194	+ 16,1
Nettoergebnis aus Finanzgeschäften	395	168	+ 227	
Verwaltungsaufwendungen	3364	3032	+ 332	+ 11,0
Personalaufwand	1846	1608	+ 238	+ 14,8
Andere Verwaltungsaufwendungen[1]	1518	1424	+ 94	+ 6,6
Saldo der sonstigen betrieblichen Erträge/Aufwendungen	-127	44	- 171	
Betriebsergebnis vor Risikovorsorge	**1981**	**1846**	**+ 135**	**+ 7,3**
Risikovorsorge	1018	1295	- 277	- 21,4
Betriebsergebnis	**963**	**551**	**+ 412**	**+ 74,6**
Aufwendungen für Restrukturierungen	330	250	+ 80	+ 31,9
Zuführung zu Sonderwertberichtigungen	—	2500	- 2500	-100,0
Außerordentliche Aufwendungen	225	—	+ 225	
Saldo sonstiges Geschäft	822	- 269	+ 1091	
Zuführung zum Fonds für allgemeine Bankrisiken	1	—	+ 1	
Ergebnis vor Steuern	**1229**	**- 2468**	**+ 3697**	
Steuern	236	72	+ 164	
Jahresüberschuss/-fehlbetrag	**993**	**- 2540**	**+ 3533**	
Entnahmen aus Kapitalrücklagen	—	2540	- 2540	-100,0
Einstellungen in Gewinnrücklagen	802	—	+ 802	
Bilanzgewinn	**191**	**—**	**+ 191**	

[1] Einschließlich Normalabschreibungen auf Sachanlagen.

- Der Provisionsüberschuss konnte auf 1395 Mio € gesteigert werden. Zu der erfreulichen Entwicklung trugen zu knapp zwei Drittel die Provisionserträge aus dem Wertpapier- und Depotgeschäft bei. Verbessert haben sich auch die Überschüsse aus dem Außenhandelsgeschäft, dem Zahlungsverkehr und dem Kreditgeschäft. Rückläufig waren dagegen die Erträge aus dem Vermittlungsgeschäft.
- Beim Nettoergebnis aus Finanzgeschäften haben wir unsere ehrgeizigen Erwartungen nicht ganz erreicht. Das Ergebnis konnte allerdings begünstigt durch die Kursentwicklung an den internationalen Börsen mit 395 Mio € gegenüber dem Vorjahr mehr als verdoppelt werden. Der Anstieg wurde jeweils zur Hälfte im zins- und währungsbezogenen Geschäft und im Handel mit kursbezogenen Finanzinstrumenten erzielt.
- Mit 3364 Mio € liegen die Verwaltungsaufwendungen zwar deutlich über dem Vorjahr, aber durch unser striktes Kostenmanagement unter unserer Planung. Der Anstieg gegenüber dem Vorjahr resultiert nahezu ausschließlich aus der Integration der VuW AG.
- Der Saldo der sonstigen betrieblichen Erträge/Aufwendungen wird im Geschäftsjahr 2005 mit -127 Mio € ausgewiesen (2004: 44 Mio €). Der Aufwandssaldo entstand hauptsächlich aus Zuführungen zu Rückstellungen aus dem Nichtkreditgeschäft.
- Da die Verwaltungsaufwendungen prozentual stärker stiegen als die operativen Erträge, verschlechterte sich die Cost-Income-Ratio leicht auf 62,9% (2004: 62,1%).
- Durch die leicht belebte Konjunktur in Deutschland wurden die Rahmenbedingungen im Kreditgeschäft verbessert und somit konnten die Belastungen aus Einzelengagements aus dem Kreditgeschäft stark reduziert werden. Das Bewertungsergebnis Kreditgeschäft lag bei 997 Mio €, das sind 323 Mio € weniger als im Jahr 2004 (ohne Sonderwertberichtigungen).
- Das Ergebnis aus dem Liquiditätsvorsorgebestand belief sich auf -21 Mio € (2004: 25 Mio €).
- Das ausgewiesene Betriebsergebnis in Höhe von 963 Mio € stieg vor allem durch die niedrigere Risikovorsorge um 74,6%.
- Aufwendungen für Restrukturierungen im Zusammenhang mit dem Unternehmenszusammenschluss mit der UniCredito Italiano S.p.A. belasten das Ergebnis mit 330 Mio €. In diesem Posten sind Aufwendungen für die Bildung von Restrukturierungsrückstellungen in Höhe von 132 Mio €, Abschreibungen auf Software in Höhe von 104 Mio €, Honorare in Höhe von 58 Mio € sowie sonstige Restrukturierungsaufwendungen in Höhe von 36 Mio € enthalten.
- Der außerordentliche Aufwand entstand aus einem Ertragszuschuss an unsere Tochter HVB Gesellschaft für Gebäude Beteiligungs GmbH in Höhe von 225 Mio €, der im Zusammenhang mit der konservativen Neubewertung von übernommenen Immobilien erforderlich wurde.
- Im Saldo sonstiges Geschäft weisen wir einen Ertrag von 822 Mio € aus (2004: -269 Mio €). Begünstigt wurde das Ergebnis per Saldo durch Zuschreibungen und Abschreibungen sowie Erlöse aus Verkäufen unseres Anteilsbesitzes in Höhe von 1310 Mio €. Bei den Zuschreibungen handelt es sich im Wesentlichen um Wertaufholungen aus im Geschäftsjahr 2003 abgeschriebenen Anteilen an verbundenen Unternehmen. Aus diesen Zuschreibungen haben Vorstand und Aufsichtsrat gemäß § 58 Abs. 2a AktG 800 Mio € in die anderen Gewinnrücklagen eingestellt. Belastet wurde das Ergebnis unter anderem durch die in dieser Position enthaltenen Verlustübernahmen in Höhe von 422 Mio € (2004: 218 Mio €).
- Der Aufwand für Steuern vom Einkommen und vom Ertrag hat sich entsprechend der positiven Ergebnisentwicklung von 68 Mio € im Vorjahr auf 230 Mio € erhöht. Die sonstigen Steuern beliefen sich auf 6 Mio €.
- Die HVB AG erzielte 2005 einen Jahresüberschuss in Höhe von 993 Mio €. Nach den hohen Belastungen im Vorjahr ist uns damit der Turnaround gelungen. Zum Jahresende errechnet sich eine Eigenkapitalrentabilität nach Steuern von 8,6%. Aus dem Jahresüberschuss haben wir 800 Mio € gemäß § 58 Abs. 2a AktG in die anderen Gewinnrücklagen und 2 Mio € in die Rücklage für eigene Anteile eingestellt. Der Hauptversammlung am 23. Mai 2006 schlagen wir vor zu beschließen, aus dem verbleibenden Bilanzgewinn in Höhe von 191 Mio € einen Vorausgewinnanteil von 0,064 € je Vorzugsaktie (insgesamt 1 Mio €) und eine Dividende von 0,25 € je Stammaktie und je Vorzugsaktie zu zahlen. Gemäß § 6 unserer Satzung ist den Vorzugsaktionären ein Anspruch auf Nachzahlung des Vorausgewinnanteils als selbstständiges Recht eingeräumt. Es wird deshalb für die Jahre 2002 bis 2004 eine Nachzahlung in Höhe von 3 Mio € geleistet.

Bilanz

- Die Bilanzsumme der HVB AG belief sich zum 31. Dezember 2005 auf 312,6 Mrd €, das sind 4,7% mehr als im Vorjahr. Die Erhöhung resultiert im Wesentlichen aus Forderungen an Kreditinstitute, Anleihen und Schuldverschreibungen sowie anderen nicht festverzinslichen Wertpapieren.
- Das Kreditvolumen (Kredite an Kreditinstitute und Kunden einschließlich Eventualverbindlichkeiten) war mit 199,7 Mrd € (+0,3%) nahezu unverändert. Von diesem Betrag entfallen 16,0 Mrd € (–10,1%) auf Kommunalkredite und 91,1 Mrd € (–7,5%) auf Hypothekendarlehen.
- Die Bestände an Schuldverschreibungen und anderen festverzinslichen Wertpapieren erhöhten sich um 11,0% auf 54,3 Mrd € und die Aktien und andere nicht festverzinslichen Wertpapiere um 58,5% auf 15,5 Mrd €. Die Anteile an Beteiligungen und verbundenen Unternehmen erhöhten sich von 11,0 Mrd € auf 11,7 Mrd €. Der Anstieg resultiert hauptsächlich aus Bewertungsmaßnahmen und Kapitaleinzahlungen.
- Die Refinanzierung wurde dem erhöhten Aktivvolumen angepasst. Dabei haben wir die Verbindlichkeiten gegenüber Kreditinstituten (+15,7%) und die Verbindlichkeiten gegenüber Kunden (+6,7%) erhöht. Die verbrieften Verbindlichkeiten verringerten sich dagegen um 11,4%.
- Das bilanzielle Eigenkapital der HVB AG (einschließlich 0,2 Mrd € Bilanzgewinn) erhöhte sich gegenüber dem Vorjahr um 1,0 Mrd €. Für unseren Bestand an eigenen Aktien haben wir eine Rücklage für eigene Anteile gebildet. Den anderen Gewinnrücklagen haben wir 0,8 Mrd € zugeführt.
- Die Risikoaktiva nach den Eigenmittelempfehlungen des Baseler Ausschusses für Bankenaufsicht (BIZ) betrugen nach festgestelltem Jahresabschluss 158,8 Mrd €. Die Marktrisikopositionen beliefen sich auf 0,2 Mrd €.
- Im Berichtsjahr belief sich das Kernkapital (KWG) nach festgestelltem Jahresabschluss auf 11,9 Mrd €. Die Eigenmittel, die neben dem haftenden Eigenkapital (17,5 Mrd €) auch die so genannten Drittrangmittel (0,4 Mrd €) einschließen, betrugen 17,9 Mrd €. Damit errechnet sich eine Kernkapitalquote in Höhe von 7,8% und eine Eigenmittelquote von 11,3%.
- Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert in 2005 durchschnittlich auf 1,2 (2004: 1,2).

Geschäftsstellen

Die HVB AG unterhielt am Jahresende 638 inländische und 31 ausländische Geschäftsstellen. Im Ausland haben wir eine neue Geschäftsstelle in Madrid eröffnet und unsere Repräsentanz in Sydney geschlossen.

Vorgänge nach dem 31. Dezember 2005

Die HVB AG wird leistungsgestörte Immobilienkredite aus dem Geschäftsfeld Real Estate Restructuring (RER) in einem Gesamtvolumen von rund 2,1 Mrd € an einen Finanzinvestor übertragen. Eine entsprechende Vereinbarung wurde im Januar 2006 getroffen. Die Übertragung des Portfolios wird voraussichtlich im zweiten Halbjahr 2006 abgeschlossen sein. Die Ausgliederung bedarf noch der Zustimmung der Hauptversammlung der HVB AG (23. Mai 2006) und der Freigabe durch das Bundeskartellamt.

Ausblick

Der Lagebericht sowie der Geschäftsbericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis von uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zur Zeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaft-

Geschäftsstellen nach Regionen

	2004	Zugänge	Abgänge		2005
		Neueröffnungen	Schließungen	Zusammenlegungen	
Deutschland					
Baden-Württemberg	23	—	—	—	23
Bayern	368	2	—	—	370
Berlin	6	1	—	—	7
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	32	—	—	2	30
Hessen	12	1	—	—	13
Mecklenburg-Vorpommern	8	—	—	—	8
Niedersachsen	25	1	—	—	26
Nordrhein-Westfalen	19	—	—	—	19
Rheinland-Pfalz	22	—	—	—	22
Saarland	9	—	—	—	9
Sachsen	10	—	—	—	10
Sachsen-Anhalt	11	—	—	—	11
Schleswig-Holstein	74	—	1	—	73
Thüringen	9	—	—	—	9
Zwischensumme	**636**	**5**	**1**	**2**	**638**
Übrige Regionen					
Europa	11	1	—	—	12
Amerika	6	—	—	—	6
Asien	11	—	—	—	11
Afrika	2	—	—	—	2
Australien	1	—	1	—	—
Zwischensumme	**31**	**1**	**1**	—	**31**
Insgesamt	**667**	**6**	**2**	**2**	**669**

lichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen, vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren.

Gesamtwirtschaftlicher Ausblick 2006

Die Weltwirtschaft wird in diesem Jahr erneut kräftig wachsen, wenngleich nicht mehr so dynamisch wie 2005. Insbesondere die langsamere Gangart der US-Konjunktur, ausgelöst durch ein Auslaufen des Immobilienbooms, dämpft das globale Wachstum. Auch in den asiatischen Schwellenländern (China, Indien) wird sich das Wachstum etwas verlangsamen.

Die geringere Dynamik der Weltwirtschaft wird zu einer Verlangsamung des Exportwachstums in der Euro-Zone führen. Gleichzeitig sorgen jedoch die bessere Investitionskonjunktur und moderate Zuwächse der Konsumausgaben für Wachstumsimpulse. Wir rechnen deshalb für 2006 mit einem BIP-Zuwachs von 1,7% nach 1,5% im Vorjahr. In Deutschland sollte die seit Jahresmitte 2005 zu beobachtende Trendwende bei der sozialversicherungspflichtigen Beschäftigung zu einer weiteren Aufhellung des Verbrauchervertrauens führen. Hinzu kommen Vorzieheffekte bei den Konsumausgaben auf Grund der Erhöhung der Mehrwertsteuer in 2007. Durch die Ausweitung der Abschreibungsbedingungen werden die Ausrüstungsinvestitionen weiter zulegen. Auch der Bausektor wird zum ersten Mal seit 1999 wieder moderat zum Wachstum beitragen können. Darauf deuten sowohl die bessere Stimmung unter deutschen Bauunternehmen, als auch die zuletzt deutlich gestiegenen Auftragseingänge. Wir erwarten deshalb für 2006 ein BIP-Wachstum von 1,4% nach 0,9% im Vorjahr.

Ausgehend von einer sich leicht erholenden Investitions- und Konsumnachfrage sollte das Wachstum 2006 in Österreich mit 2,1% ebenfalls etwas stärker sein als im vergangenen Jahr (+ 1,8%). Die Inflation wird wieder unter 2% sinken.

Für die acht neuen EU-Mitgliedsländer plus die drei Kandidatenländer Bulgarien, Kroatien und Rumänien ist 2006 mit einem Wachstum von insgesamt 4,7% zu rechnen (2005: 4,25%). Dank des hohen Wachstums hat die Beschäftigung zu steigen begonnen. Trotz der konjunkturellen Dynamik und hoher internationaler Rohölpreise blieb der Preisdruck gering.

Für das europäische Bankgeschäft werden sich damit die Rahmendaten in 2006 etwas verbessern. Neben dem konjunkturellen Rückenwind macht sich insbesondere in Deutschland die zurückgehende Anzahl an Unternehmensinsolvenzen bemerkbar. Die bis Herbst 2005 verfügbaren Zahlen deuten auf eine Verringerung der Insolvenzfälle hin. Im Gesamtjahr 2005 dürften die Unternehmensinsolvenzen circa 37 000 betragen nach 39 200 im Vorjahr. Auf Grund von Kostensenkungen und Umstrukturierungen in deutschen Unternehmen sollte sich dieser positive Trend auch in 2006 fortsetzen.

Wir rechnen damit, dass die Europäische Zentralbank den Leitzins im Verlauf des Jahres lediglich moderat anheben wird. Dafür sprechen das Ausbleiben von Zweitrundeneffekten bei der Inflation, der nur verhalten ausfallende Aufschwung im Euroraum sowie ein stärkerer Euro-Wechselkurs. Im Zuge der konjunkturellen Verlangsamung in den USA sollten die amerikanischen Langfristzinsen sinken. Die deutschen Renditen werden sich davon nicht abkoppeln können. Sorgen über das hohe US-Leistungsbilanzdefizit werden zu einer Aufwertung des Euro gegenüber dem US-Dollar führen.

Gesamtwirtschaftlicher Ausblick 2007

Im nächsten Jahr wird die Weltwirtschaft ähnlich robust wachsen wie in 2006. Dies trifft insbesondere für die USA und die asiatischen Schwellenländer zu. Mit einer geringeren Dynamik rechnen wir hingegen in Deutschland. Auf Grund der Vorzieheffekte im Vorfeld der Mehrwertsteuererhöhung wird Kaufkraft in 2007 entzogen. Dies wird die Konsumausgaben belasten.

Branchenentwicklung 2006/2007

Das Geschäftsjahr 2006 wird nach unserer Einschätzung von der sich weiter fortsetzenden konjunkturellen Belebung geprägt sein. Von diesen positiven Wachstumsaussichten sollte auch die Finanzdienstleistungsbranche profitieren. Wir gehen daher davon aus, dass die weiter zunehmende Nachfrage nach Bankdienstleistungen sowohl im Privatkunden- als auch im Firmenkundenbereich positive Impulse auf die Ertragsaussichten der Kreditinstitute haben wird. Zugleich ist davon auszugehen, dass ein freundlicheres wirtschaftliches Umfeld sich günstig auf die Situation bei der Kreditrisikovorsorge auswirken wird. Im Bereich der Verwaltungsaufwendungen könnte es nach den Jahren der strikten Kostenkontrolle einen leichten Anstieg geben, der maßgeblich von Investitionen zur Optimierung der Geschäftsmodelle getrieben wird. Wir gehen davon aus, dass sich unter der Annahme einer weiteren leichten Belebung der Konjunktur diese Trends auch in 2007 fortsetzen werden.

Künftige Geschäftspolitik, künftige Absatzmärkte und Dienstleistungen

Die HVB AG hat im Geschäftsjahr 2004 ihr Strategieprogramm »Mit Europa wachsen« gestartet und im Geschäftsjahr 2005 fortgesetzt. Dieses und die Vorbereitung des Zusammenschlusses mit der UniCredit Gruppe – die im europäischen Finanzsektor bislang größte länderübergreifende Transaktion – haben die wertorientierte Weiterentwicklung der HVB Group im Berichtsjahr geprägt. Die HVB Group und die UniCredit Gruppe bilden nun gemeinsam eine neue Kraft am europäischen Bankenmarkt. Die neue UniCredit Gruppe ist in 19 Ländern mit 28 Millionen Kunden, über 7000 Geschäftsstellen und rund 140 000 Mitarbeitern vertreten; sie nimmt führende Positionen im deutschen, österreichischen und italienischen Markt ein. Nach Bilanzsumme und Anzahl der Geschäftsstellen ist die neue Bankengruppe zugleich klarer Marktführer in Zentral- und Osteuropa.

Diese Kernmärkte werden auch künftig eine strategische Rolle spielen. Im Sinne einer klaren regionalen Verantwortlichkeit der Mitglieder der UniCredit Gruppe soll die BA-CA künftig als Sub-Holding der UniCredit Gruppe für das Osteuropageschäft zuständig sein, wobei das Geschäft in Polen allerdings direkt von UniCredit gemanagt werden soll. Die BA-CA soll daher auch die Banken-Töchter und Filialen der UniCredit und der HVB Group in dieser Region übernehmen. Dort verfügt die neue UniCredit Gruppe bereits über eine herausragende Marktstellung. In Deutschland wollen wir in unseren Kernkompetenzen führend sein. So kann die UniCredit Gruppe ihre Kunden optimal in der jeweiligen Region begleiten.

Beide Banken ergänzen sich nicht nur in geographischer Hinsicht bestens. Grundlage ihres wachstumsorientierten Geschäftsmodells ist die Kombination komplementärer Stärken. Die neue UniCredit Gruppe verfügt über ein diversifiziertes Geschäftsportfolio mit einem strategischen Fokus auf dem Privat- und Firmenkundengeschäft sowie auf dem internationalen Kapitalmarktgeschäft, dem Asset Management und dem Immobiliengeschäft.

Die traditionellen Stärken der UniCredit Gruppe sind insbesondere das Geschäft mit Privat- und Geschäftskunden sowie Lösungen beim Risikomanagement. Diese ergänzen die gute Marktstellung der HVB Group im inländischen Kundengeschäft sowie im international geprägten Kapitalmarkt- und Unternehmenskundengeschäft. Außerdem hat die UniCredit Gruppe mit der Marke Pioneer eine herausragende Position im Bereich Asset Management, die sich gut mit den Tochtergesellschaften Activest, Nordinvest und Capital Invest der HVB Group ergänzt, um die Kunden in diesem Segment optimal bedienen zu können, sollen die Asset-Management-Aktivitäten der Mitglieder der UniCredit Gruppe unter einem Dach gebündelt werden. Gleiches ist angedacht für die Investmentbanking-Aktivitäten der gesamten UniCredit Gruppe. Die HVB Group verfügt über viel Erfahrung im Bereich strukturierte Finanzierungen, einen weiteren bedeutenden Wachstumsmarkt. Auf diese Stärke wird die neue Gruppe künftig setzen, wenn sie die jeweils besten Prozesse und innovativsten Produkte innerhalb der neuen Gruppe für ihre Kunden einsetzt.

Eckdaten der Planung

Unsere Planung für Deutschland beruht auf folgenden konservativen Prämissen:

- der globale Aufschwung verliert etwas an Fahrt,
- Wachstum des Bruttoinlandsprodukts in Deutschland bei knapp 1,5%,
- Inflationsrate verharrt bei 2%,
- langfristige Zinsen in einer Bandbreite zwischen 3% und 4%,
- leichte Entspannung bei den Unternehmensinsolvenzen.

Entwicklung der HVB AG

Die gesamten operativen Erträge der HVB AG wollen wir in 2006 im Vergleich zum Vorjahr weiter steigern. Dabei erwarten wir beim Zinsüberschuss einen Rückgang, der allerdings durch Verbesserungen in allen anderen Ergebniskomponenten mehr als ausgeglichen wird. Die erwartete positive Entwicklung an den Kapitalmärkten wird diese Einschätzung maßgeblich beeinflussen.

Beim Verwaltungsaufwand setzen wir weiterhin auf ein strenges Kostenmanagement. Darüber hinaus werden sich bereits in 2006 Synergien aus dem Zusammenschluss mit der UniCredit Gruppe bemerkbar machen.

Eine weitere Entspannung sehen wir bei der Kreditrisikovorsorge.

In den Positionen unterhalb des Betriebsergebnisses werden weder belastende noch begünstigende Sondereffekte erwartet.

Insgesamt rechnen wir auf Grund der beschriebenen Entwicklung für das Jahr 2006 mit einem Jahresüberschuss, der neben der Zahlung einer angemessenen Dividende auch eine Dotierung unserer Rücklagen ermöglicht und, damit unsere Kapitalbasis stärken wird.

Für das Jahr 2007 erwarten wir aus dem Zusammenschluss mit der UniCredit Gruppe und den verbesserten wirtschaftlichen Rahmenbedingungen eine weitere Ergebnisverbesserung. Der Gewinn pro Aktie soll für die gesamte UniCredit Gruppe deutlich auf 0,56 € für das Jahr 2007 gesteigert werden. Hierzu soll die HVB AG einen maßgeblichen Beitrag zur Zielerreichung leisten.

Chancen aus der Entwicklung der Rahmenbedingungen

Durch den Zusammenschluss mit der UniCredit Gruppe ergeben sich für die HVB Group weitere Möglichkeiten:

- eine breitere Kapitalbasis und größere Finanzkraft als wichtiger Baustein für eine der großen europäischen Bankengruppen,
- HVB Group als Teil einer Bankengruppe mit einzigartigem Wettbewerbsprofil in den zentral- und osteuropäischen Märkten mit der Aussicht auf ein hohes Wertschöpfungspotenzial und nachhaltiges Ertragswachstum,
- neue, innovative Produkte für alle Kundensegmente durch Produktfabriken mit maßgeschneiderten Problemlösungen,
- grenzüberschreitende Projekte zur Unterstützung von Kundengruppen, die in zentral- und osteuropäischen Märkten Finanzdienstleistungen nachfragen,
- Kosten- und Ertragssynergien durch Optimierung von Produktionskapazitäten und Rationalisierung sich überlappender Funktionen: Größenvorteile ermöglichen Kostenersparnisse durch Skaleneffekte (Nutzung kritischer Massen),
- Optimierung der Prozesse in den Abwicklungsbereichen bei der Kreditabwicklung, dem Zahlungsverkehr oder der Wertpapierabwicklung.

Die Rahmenbedingungen werden daneben natürlich auch durch die wirtschaftliche Entwicklung im Kernmarkt Deutschland geprägt. Eine wirtschaftliche Erholung mit einhergehender Reduzierung der Erwerbslosenquote und positiver Entwicklung auf dem Immobilienmarkt bieten Chancen für eine über die angegebenen Ziele hinausgehende positive Entwicklung.

Unternehmensstrategische, leistungswirtschaftliche und sonstige Chancen

Neben den sich aus dem Zusammenschluss mit der UniCredit Gruppe ergebenden Chancen bestehen für die HVB Group weitere Chancen durch:

- weitere Verbesserung der operativen Erträge, insbesondere durch Stärkung des Provisionsüberschusses durch innovative Produkte wie PREPS oder Zinsstrukturprodukte für Privat- und Firmenkunden,
- Nutzung neuer innovativer Produkte aus Corporates & Markets für die mittelständischen Firmenkunden zur Reduzierung von Risiken,
- Nutzung der Cross-Bordergeschäfte nach Osteuropa,
- weitere Reduzierung des Verwaltungsaufwandes durch striktes Kostenmanagement in Deutschland,
- weitere Stärkung der Eigenkapitalbasis durch nachhaltiges Ertragswachstum,
- spürbare Erhöhung der Produktnutzungsquote, insbesondere im Privatkundengeschäft.

Beziehungen zu verbundenen Unternehmen

Über die Beziehungen unserer Gesellschaft im Geschäftsjahr 2005 zu verbundenen Unternehmen haben wir einen gesonderten Bericht erstellt, der die nachstehende Erklärung des Vorstands gemäß § 312 Aktiengesetz enthält:

»Wir erklären, dass die Bayerische Hypo- und Vereinsbank AG nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem die in diesem Bericht aufgeführten Rechtsgeschäfte vorgenommen sowie die in diesem Bericht aufgeführten Maßnahmen getroffen oder unterlassen wurden, bei jedem Rechtsgeschäft eine angemessene Gegenleistung erhielt sowie dadurch, dass Maßnahmen getroffen oder unterlassen wurden, nicht benachteiligt wurde.«

RISIKOBERICHT

Die HVB AG als Risikonehmer

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB AG als Teil der UniCredit Gruppe negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB AG.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Geschäftsfeldern und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

Management und Überwachung der Risiken

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Konzernebene ihre Gesamtrisikostrategie, das heißt insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Geschäftsfelder und Ressorts risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Geschäftsfelder und Ressorts setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung und Plausibilisierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikopolitische Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement

Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Konzernvorstand vorgegebenen Kompetenzen in den Händen der Geschäftsfelder und Ressorts. Auf Gesamtbankebene sind als wesentliche Gremien das Strategische Konzernkreditkomitee und das Group-Asset-Liability-Committee zu nennen.

Als zentrales Gremium hat das Strategische Konzernkreditkomitee die Aufgabe, kreditstrategische Entscheidungen zu treffen bzw., wo dies aus rechtlichen Gründen erforderlich ist, den Vorständen der jeweiligen Konzerninstitute Entscheidungsempfehlungen zu geben. Dies umfasst im Wesentlichen die Kreditrisikostrategie, Kreditgrundsätze (Dachpolicy und spezielle Kreditgrundsätze), geschäftsfeldbezogene Risikostrategien, Grundsätze der Kreditorganisation sowie Risikobewertungsverfahren und -parameter. Unter Vorsitz des Chief Risk Officers sind im Strategischen Konzernkreditkomitee alle Geschäftsfelder, der Chief Credit Risk Officer sowie der Bereich Group Risk Control repräsentiert.

Das Group-Asset-Liability-Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für den Konzern. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:

- die optimale Nutzung der finanziellen Ressourcen Liquidität und Kapital im Konzern,
- die Abstimmung zwischen dem Bedarf der Geschäftsfelder an finanziellen Ressourcen und der Geschäftsstrategie des Konzerns,
- die Etablierung konzernweit einheitlicher Methoden im Aktiv-Passiv-Management.

Risikoüberwachung

Die Überwachung und Koordination der risikopolitischen Aktivitäten sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten wurden im Berichtsjahr flankiert durch den Risikoausschuss des Aufsichtsrats, die Bereiche Group Asset Liability Management und Group Finance and Tax sowie die Konzernrevision.

Im Jahr 2005 wurde der Risikoausschuss des Aufsichtsrats vom Vorstand zeitnah und fortlaufend über die gesamte Risikosituation und das Risikomanagement der Bank unterrichtet. So erhielt der Aufsichtsrat detaillierte Berichte über alle für die Bank relevanten Risiken und über die Entwicklung der Kreditportfolien und Kreditstrategien. Der aus fünf Mitgliedern bestehende Risikoausschuss trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken und der Realisierbarkeit der Geschäftsentwicklung für den Fortbestand des Unternehmens Rechnung. Auf Grund der Fusion mit der UniCredit Gruppe wurde der Risikoausschuss mit Ablauf des Jahres 2005 aufgelöst, die Aufgaben werden zukünftig vom Prüfungsausschuss des Aufsichtsrats wahrgenommen.

Unter dem Dach des Chief Risk Officers sind die folgenden Bereiche organisiert, die sowohl Aufgaben für den Konzern als auch die HVB AG wahrnehmen:

- Group Risk Control befasst sich konzernweit mit Marktrisiko, Adressrisiko, operationellem Risiko, Geschäftsrisiko sowie dem Risiko aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz. Die Aufgaben und Kompetenzen umfassen die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden und -systeme sowie das Berichtswesen an den Chief Risk Officer, den Konzernvorstand sowie den Risikoausschuss des Aufsichtsrats. Darüber hinaus ist Group Risk Control für die konzernweite Risikokapitalermittlung und -aggregation sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen zuständig.

- Im Ressort Credit & Risk Management sind die kreditbearbeitenden Einheiten des Normalgeschäfts im Sinne der Mindestanforderungen an das Risikomanagement des Geschäftsfelds Deutschland gebündelt. Hierbei sind im Wesentlichen die Kreditanalysen und -entscheidungen sowie deren nachläufige Umsetzung und Bearbeitung zu nennen. Diese Tätigkeiten tragen insbesondere den aufsichtsrechtlichen Anforderungen Rechnung und decken unser Geschäft mit Privat-, Geschäfts- und Firmenkunden sowie professionellen Immobilienkunden ab. Die Bearbeitung der Immobilienfinanzierungen erfolgt durch den Bereich Immobilien-Service-Center, in welchem sämtliche Vorgänge im Verlauf aller Immobiliendarlehen ab der Refinanzierung bis zur Darlehensrückzahlung durchgeführt werden. Unterstützt wird dieses Ressort durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft des Geschäftsfelds Deutschland sowie generell für das Kreditgeschäft des Geschäftsfelds Corporates & Markets in den Entscheidungsprozess eingebunden werden. Deren Votum bei den Kreditengagements sehen wir dabei als Mehrwertbeitrag im Sinne einer branchenorientierten Risikosteuerung an.

- Zur Verantwortung des Chief Credit Risk Officer gehören neben der Restrukturierung und Workout die Kreditverantwortung für Amerika und Asien sowie Financial Institutions und Creditpolicy. Seine Aufgaben umfassen weiterhin den Risikovorsorge-Forecast, ausführliche Portfolioanalysen und die Erstellung zentraler Grundsätze bzw. Handlungsanweisungen für das gesamte Kreditgeschäft.

- Im Fokus des Bereichs Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung im Immobilienfinanzierungsgeschäft der HVB Group.

Group Asset Liability Management verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Wesentliche Elemente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Asset Liability Management zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank. Im Kalenderjahr 2005 berichtete der Bereich an den Vorstand Treasury. Im Zuge der Integration in die UniCredit Gruppe fand eine Angleichung der Organisationsstrukturen statt, in deren Folge der Bereich ab dem 1. Januar 2006 dem Chief Financial Officer zugeordnet wurde.

Der Bereich Group Finance and Tax bündelt die Aufgaben Group Accounting, Regulatory Reporting, Global Tax und Group Market Finance.

Der Teilbereich Group Accounting ist durch Analyse seiner periodisch erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet. Der Teilbereich Regulatory Reporting hat die bankaufsichtsrechtliche Berichterstattung zur Aufgabe. Darunter fallen neben dem Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) und dem Grundsatz II (Grundsatz über die Liquidität der Kreditinstitute) insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten. Darüber hinaus ist der Bereich Group Finance and Tax – gemeinsam mit dem Bereich Group Risk Control – in die Aktivitäten unseres Basel-II-Projektes eingebunden.

- Die Konzernrevision ist als unabhängiger organisatorischer Bereich direkt dem Chief Financial Officer unterstellt und für den Konzernvorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Darüber hinaus hat sie auch einen Konzernauftrag. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.

Gemäß den aufsichtsrechtlichen Mindestanforderungen an das Risikomanagement (MaRisk) werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.

Neben den einzelnen Revisionsberichten wird dem Gesamtvorstand in einem Jahresbericht ein umfassender Gesamtüberblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Darüber hinaus wird der Prüfungsausschuss des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet. Mit Beginn des Jahres 2006 wurde der Bereich aus der Chief Financial Officer-Organisation herausgelöst und berichtet künftig an den Chief Executive Officer.

Die hier beschriebenen Bereiche und Gremien spiegeln den Stand der Organisationsstruktur zum 31. Dezember 2005 wider. Es zeichnet sich ab, dass es im Zuge der Integration der HVB AG in die UniCredit Gruppe zu weiteren organisatorischen Anpassungen kommt.

Risikoarten und -messung

1 Relevante Risikoarten

In der HVB AG differenzieren wir nach folgenden Risikoarten:
- Adressrisiko,
- Marktrisiko,
- Liquiditätsrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz,
- Risiko aus Anteils- und Beteiligungsbesitz,
- Strategisches Risiko.

2 Methoden der Risikomessung

Mit Ausnahme des Liquiditätsrisikos und des Strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Die einzelnen Risikoarten werden im Rahmen der Risikokapitalermittlung auf Konzernebene aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt.

Bei dieser Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäfts- und Konzerneinheiten als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und Strategisches Risiko werden separat erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risikoberichts aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden

Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB AG damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem Basel II sowie Mindestanforderungen an das Risikomanagement) Rechnung.

Gesamtbanksteuerung

1 Duale Gesamtbanksteuerung

Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group und damit auch der HVB AG steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Geschäftsfeldern und Ressorts sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Risikokapital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind.


Ergebnisanspruch
des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf
Kapitalressourcen
Gebundenes Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital
Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Geschäftsfeldern und Ressorts wird eine Kernkapitalunterlegung bezogen auf die Risikoaktiva von 7% und von 50% auf die zu unterlegenden Marktrisikopositionen nach den Regeln der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) eingefordert. Auf das so ermittelte durchschnittlich gebundene Kernkapital wird der Anlagenutzen berechnet. Dabei wird ein Zinssatz angewandt, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt.

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung

Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender drei Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:

- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende 8-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß der Baseler Eigenmittelempfehlung durch.

- Das Group-Asset-Liability-Committee wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

3 Ökonomische Kapitaladäquanz

Das von den Geschäftsfeldern bzw. Ressorts jeweils künftig benötigte Risikokapital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Group Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Konzernvorstand werden die Risikokapitalgrößen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Das Risikokapital der HVB AG beläuft sich nach Berücksichtigung aller Risiko mindernden Portfolioeffekte zum 31. Dezember 2005 auf 4,1 Mrd €.

Im Risikokapital für Anteils- und Beteiligungsbesitz zeigt sich im Berichtsjahr nach der signifikanten Reduzierung unserer Anteile an der Münchener Rückversicherungs-Gesellschaft AG ein deutlicher Rückgang von 0,5 Mrd €, welcher sich im Geschäftsfeld Sonstige widerspiegelt. Infolgedessen hat sich der Anteil des Beteiligungsrisikos am gesamten Risikokapital im Geschäftsjahr 2005 nochmals deutlich auf rund 22,9% verringert.

Die Erhöhung des Risikokapitals für Marktrisiken resultiert unter anderem aus der deutlichen Aufstockung unseres HVB Pensionsfonds.

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir auf HVB Group-Ebene unser gesamtes Konzernrisikokapital der uns zur Verfügung stehenden Konzernrisikodeckungsmasse gegenüber. Darüber hinaus erfolgt diese Tragfähigkeitsanalyse für Zwecke unseres Planungsprozesses mit einem entsprechenden intern definierten Prognosezeitraum.

Gemäß unserer bankinternen Definition setzt sich die Risikodeckungsmasse aus IFRS-Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Plan- bzw. Istergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Die Risikodeckungsmasse der HVB Group beläuft sich zum Jahresende 2005 auf 19,8 Mrd € (vergleichbarer Vorjahreswert: 18,1 Mrd €). Der signifikante Anstieg gegenüber Vorjahr resultiert vor allem aus der Rücklagendotierung sowie einer deutlichen Erhöhung der AfS-Rücklage und der Anteile in Fremdbesitz. Bei einem aggregierten Konzernrisikokapital von 8,2 Mrd € ergibt sich eine Auslastung der Konzernrisikodeckungsmasse von rund 42%. Die Auslastung ausschließlich durch das Risikokapital der HVB AG beträgt knapp 21%.

Risikokapital nach Portfolioeffekten

Konfidenzniveau 99,95%

Aufteilung nach Risikoarten	2005	2005	2004	2004
	in Mio €	in %	in Mio €	in %
Marktrisiko	174	4,3	116	2,5
Adressrisiko	1 910	46,8	1 876	40,6
Geschäftsrisiko	488	11,9	531	11,5
Operationelles Risiko	558	13,7	619	13,4
Risiko aus bankeigenem Immobilienbesitz	16	0,4	17	0,4
Risiko aus Anteils- und Beteiligungsbesitz	937	22,9	1 462	31,6
Summe	**4 083**	**100,0**	**4 621**	**100,0**

Aufteilung nach Geschäftsfeldern	2005	2005	2004[1]	2004[1]
	in Mio €	in %	in Mio €	in %
Deutschland	1 985	48,6	2 091	45,2
Corporates & Markets	1 043	25,5	858	18,6
Real Estate Restructuring	24	0,6	92	2,0
Sonstige (nicht den Geschäftsfeldern zugeordnete Finanzanlagen)	1 031	25,3	1 580	34,2
Summe	**4 083**	**100,0**	**4 621**	**100,0**

[1] Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005.

Risikoarten im Einzelnen

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird durch die Bildung von Kreditrisikovorsorge Rechnung getragen.
- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Kreditderivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs- und Wiedereindeckungsrisiko differenzieren. Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss.
- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.
- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen Kredit gewährenden Einheiten der HVB AG die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Bereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Geschäftsfeldern ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Konzernkreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäfts dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken in der HVB AG.

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine Strategie für Länderrisiken festgelegt und unterjährig mit der Ist-Entwicklung abgeglichen.

Im Fokus 2005:

- Unsere Kreditrisikostrategie umfasst sowohl qualitative als auch quantitative Vorgaben. Im Laufe des Jahres 2005 haben wir die bestehenden quantitativen Limite wie Risk-Weighted-Assets und geplante Risikovorsorge um weitere Strukturvorgaben, wie zum Beispiel portfolioorientierte Exposure- und Expected Loss-Limite sowie Konzentrationslimite für Einzelnamen, Regionen/Länder und Branchen erweitert und diese neuen Vorgaben in unserer Kreditrisikosteuerung operativ umgesetzt.
- Die in 2004 entwickelten und implementierten Prozesse im »Active Credit Portfolio Management« haben sich in 2005 als integraler Bestandteil unseres Risikomanagements bewährt.

Messmethodik

Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

- Bonitätsanalyse
  Sowohl für die Kreditentscheidungen, das Pricing, die Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

  Die HVB AG verfügt über vielfältige Rating- und Scoringverfahren, welche auf die Bedürfnisse der unterschiedlichen Geschäftsfelder und Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit einer Finanzierung sicherzustellen.

  Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1–7 für das nicht problembehaftete und die Bonitätsklassen 8–10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen differenziert wird.

  Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden in regelmäßigen Abständen validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet.
- Internes Adressrisikomodell
  Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken weltweit messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden kann. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.
- Erwarteter Verlust
  Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

  Für die Berechnung des erwarteten Verlusts wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte»Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäfts zuzüglich eines so genannten «Add-On», einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwerts der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss given Default) bei Ausfall eines Geschäfts basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externen Referenzgrößen.

- Credit-Value-at-Risk
  Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlusts vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Risikokapital als Sicherheitspuffer unterlegt.
- Szenarioanalysen
  Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB AG zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch eine extreme Entwicklung des Ölpreises oder politische Krisen. Die Ergebnisse dieser Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.
- Risiko- und marktgerechtes Pricing
  Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine am Chance-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. In der Kreditmarge werden das interne Rating, die Besicherung, die Verlustquoten, die internen Kosten, die Laufzeit, vorhandene Länderrisiken und der Beitrag des Kredits zur Diversifizierung des HVB Portfolios berücksichtigt. Durch diese Methodik werden einerseits eine Deckung der Bearbeitungs- und Risikokosten (für erwartete und unerwartete Verluste) sichergestellt und andererseits zukünftige Änderungen im Pricing durch Basel II auf ein Minimum reduziert. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt.
- Umsetzung Basel II
  Kernelement der neuen Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kredite auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced-Ansatz«, den unsere Bank anstrebt. Die entsprechenden Implikationen aus Basel II führen zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

  Im Kontext der Säule 1 haben wir die Methoden zur Risikobeurteilung durch Einsatz von Scoring- und Ratingverfahren insbesondere im Geschäftsfeld Deutschland laufend verbessert und die internen Prozesse entsprechend angepasst bzw. gestrafft. Im Bereich Validierung und Kalibrierung haben wir in 2005 Basel II-konforme Standardabläufe definiert und implementiert. Ein weiterer Aspekt betraf die Implementierung der so genannten Loss-Database zur Risikoparametrisierung. Im Berichtsjahr haben wir zudem den so genannten Basel II-Rechenkern weitgehend finalisiert. Zudem wurde die entsprechende Datenbasis insbesondere für Handelsprodukte ausgebaut.

  Hinsichtlich der Anforderungen der Säulen 2 und 3 gemäß Basel II-Regularien bzw. EU-Richtlinie wurde durch die betroffenen Bereiche eine umfängliche Prüfung durchgeführt. Wesentliche Punkte aus der Säule 2 sind bereits in unserer Bank umgesetzt. Hierzu gehören die Behandlung von Konzentrationsrisiken, das Stresstesting sowie die Ermittlung der Risikotragfähigkeit.

  Als weiterer Aspekt ist die Teilnahme unseres Hauses an der Quantitative Impact Study QIS 4.0 zu erwähnen. Hierzu konnten wir die operativen Risiko-Systeme ebenso wie den Basel II-Rechenkern nutzen.
- Länderrisikomessung
  Die Länderrisikomessung in der HVB AG wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB AG durch den unabhängigen volkswirtschaftlichen Research-Bereich vergeben wird. Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken für die HVB AG ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Aus diesem Grund ist die (über die Basel II-Anforderungen hinausgehende) korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomanagements.

Risikoüberwachung
Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:
- Überwachung auf Ebene von Einzelengagements,
- Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB AG, die Handelsgeschäft betreiben, online zur Verfügung. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für Letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, so dass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen-Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure-Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionenkonzentrationen und ihren Auswirkungen auf die Risikosituation der Bank.

Ein weiteres Instrument der Risikoüberwachung insbesondere auf Portfolioebene ist das interne Berichtswesen. Gemäß den Mindestanforderungen an das Risikomanagement (MaRisk) werden der Vorstand und der Risikoausschuss des Aufsichtsrats quartalsweise über das Kreditportfolio informiert. Darüber hinaus werden weitere Risikoberichte mit speziellem ressort-, produkt- oder branchenspezifischem Fokus erstellt.

Im Fokus 2005:
- Die Scoring- und Ratingverfahren für Privat- und Geschäftskunden wurden in 2005 weiterentwickelt und verbessert.
- Das Berichtswesen wurde in 2005 weiter ausgebaut und weitere Berichte mit besonderem Fokus aufgenommen. Es wurde ein Pfandbrieflimitsystem gemäß Pfandbriefgesetz entwickelt und implementiert sowie ein Reporting über die Limitauslastung etabliert.
- Das Reporting über die Konzentrationsrisiken wurde in 2005 weiter optimiert. Auf dieser Basis erfolgte die Fixierung und erfolgreiche Umsetzung von Abbaumaßnahmen, sofern erforderlich.

Quantifizierung und Konkretisierung
Durch die Ausgründung des Segments Real Estate Restructuring (RER) in 2004 wurden die Kreditrisikodaten der Geschäftsfelder für 2004 angepasst, um eine Vergleichbarkeit mit den Werten aus 2005 zu gewährleisen. Aus dem gleichen Grund wurden auch die Daten der Vereins- und Westbank in die Kreditrisikodaten 2004 eingerechnet.

Im Berichtsjahr konnte ein Rückgang des Kredit- und Kontrahentenexposures um 12,2 Mrd € (–4,8%) verzeichnet werden. Wesentlicher Treiber dieses Rückgangs sind der Abbau des RER-Portfolios und eine strategisch angestrebte Reduktion des Deutschland-Portfolios.

Die Struktur des Kreditportfolios hinsichtlich der Branchen ist im Wesentlichen unverändert. Die Entwicklung der regionalen Verteilung spiegelt mit einem Rückgang des Exposures der Region Deutschland die Geschäftsstrategie wider.

Das Exposure im Geschäftsfeld Deutschland ging um 4,5 Mrd € zurück (–3,0%), das Volumen im Geschäftsfeld Corporates & Markets wurde leicht um 0,7 Mrd € (–0,9%) reduziert. Das in das neue Segment RER eingebrachte Exposure wurde durch organischen Abbau deutlich um 4,1 Mrd € (–26,6%) auf 11,3 Mrd € reduziert. Im vierten Quartal 2005 wurden darüber hinaus ein Verkauf von rund 1,8 Mrd € auf 9,5 Mrd € und im ersten Quartal 2006 ein Verkauf von weiteren 2,1 Mrd € leistungsgestörter Kredite aus dem RER-Portfolio vereinbart.

Verteilung des Kredit- und Kontrahentenexposures nach Branchengruppen

Gruppe	2005 in Mrd €	2004[1] in Mrd €
Privatkunden	58,4	63,4
Banken und Versicherungen	44,8	50,1
Bau	40,4	42,5
Nahrung, Konsum, Dienstleistung	26,7	27,6
Öffentliche Haushalte	12,7	16,2
Versorger	10,3	9,9
Chemie, Gesundheit, Pharma	9,7	10,0
Verkehr	9,7	7,7
Sonstige	8,2	7,5
Maschinenbau, Stahl	5,7	5,9
Elektro, EDV, Kommunikation	4,5	4,5
Fahrzeuge	4,4	4,1
Mineralöl	4,4	2,3
Medien, Druck, Papier	4,0	4,4
Summe	**243,9**	**256,1**

Verteilung des Kredit- und Kontrahentenexposures nach Regionen

Region	2005 in Mrd €	2004[1] in Mrd €
Deutschland	174,2	187,4
Österreich	1,5	1,1
Zentral- und Osteuropa	1,0	1,0
Übriges Europa	36,9	40,1
Nordamerika	12,8	12,0
Asien	3,5	3,3
Japan	2,4	2,2
Sonstige	11,6	9,0
Summe	**243,9**	**256,1**

[1] Zahlen für 2004 inkl. ehemalige Vereins- und Westbank AG.

Verteilung des Kredit- und Kontrahentenexposures nach Bonitätsklassen – Core Portfolio[1]

Bonitätsklassen	2005	2005	2004[2]	2004[2]
	in Mrd €	in %	in Mrd €	in %
Adressrisikofrei	10,0	4,3	12,7	5,3
Nicht geratet	7,6	3,3	8,7	3,6
Bonitätsklassen 1–4	114,6	49,3	116,1	48,2
Bonitätsklassen 5–8	92,7	39,8	95,5	39,7
Bonitätsklassen 9–10	7,7	3,3	7,7	3,2
Summe	**232,6**	**100,0**	**240,7**	**100,0**

[1] HVB AG ohne RER-induzierte Portfoliobestände; Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005.

[2] Zahlen für 2004 inkl. ehemalige Vereins- und Westbank AG.

Die Qualität des Core Portfolios blieb stabil. Als Core Portfolio wird das Portfolio der HVB AG exklusive der RER-induzierten Portfoliobestände bezeichnet. Die nicht gerateten Bestände konnten leicht reduziert werden. Auf Grund des insgesamt zu verzeichnenden Rückgangs des Kreditportfolios reduzierten sich die nominalen Bestände in den Risikoklassen 1–4. Der prozentuale Anteil dieser Kredite am gesamten Core Portfolio konnte jedoch leicht gesteigert werden. Die prozentualen Anteile der Kredite in den Risikoklassen 5–8 und 9–10 blieben weitgehend stabil.

Die Verteilungen von erwartetem Verlust und Value-at-Risk zeigen einen veränderten Risikobeitrag der Geschäftsfelder.

Für Kreditrisiken haben wir im Jahr 2005 eine Kreditrisikovorsorge in Höhe von insgesamt 1,0 Mrd € gebildet.

Unser gesamter Risikovorsorgebestand inklusive der Rückstellungen im Kreditgeschäft reduzierte sich im Jahr 2005 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands in Höhe von 1,8 Mrd € um 0,9 Mrd € auf 9,4 Mrd €. Die Methoden zur Bewertung unserer Forderungen sind im Anhang dargestellt.

Finanzderivate werden in der HVB AG überwiegend zur Steuerung von Marktpreisrisiken (inbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Verteilung des Kredit- und Kontrahentenexposures nach Geschäftsfeldern[1]



in Mrd €
160
120
80
40
147,5
152,0
79,1
79,8
9,5
15,4
7,8
8,9
2005
2004
Deutschland
Corporates & Markets
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[1] Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005, inkl. ehemalige Vereins- und Westbank AG.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB AG betrug zum Jahresende 2005 insgesamt rund 2158 Mrd €. Es setzt sich zusammen aus 1573,3 Mrd € (72,9%) zinsbezogenen Geschäften, 251,0 Mrd € (11,6%) währungsbezogenen Geschäften, 215,4 Mrd € (10,0%) aktien-/indexbezogenen Geschäften, 115,7 Mrd € (5,4%) Kreditderivaten sowie 2,3 Mrd € (0,1%) sonstigen Derivaten (hier: Edelmetall-, Rohwaren- und Wetterderivate).

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisikorelevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB AG im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum Jahresende 2005 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 42,7 Mrd € (31. Dezember 2004: 43,4 Mrd €).

Entsprechend dem bankaufsichtsrechtlichen Grundsatz I errechnen sich daraus – unter Berücksichtigung von bestehenden rechtlich durchsetzbaren bilateralen Netting-Vereinbarungen sowie erhaltenen Sicherheiten – Kreditäquivalente (Kontrahentenrisiko incl. Add-On) in Höhe von 16,8 Mrd € (31. Dezember 2004: 15,1 Mrd €); nach individueller Bonitätsgewichtung verbleiben 4,6 Mrd € (31. Dezember 2004: 3,9 Mrd €).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivategeschäfts bzw. Kreditderivategeschäfts der HVB AG.

Verteilung des erwarteten Verlustes sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Geschäftsfeldern – Core Portfolio[1]

Geschäftsfeld	Erwarteter Verlust		Value-at-Risk	
	2005	2004[2]	2005	2004[2]
	in %	in %	in %	in %
Deutschland	76	77	66	70
Corporates & Markets	24	21	33	26
Sonstige	0	2	1	4
Summe	**100**	**100**	**100**	**100**

[1] HVB AG ohne Geschäftsfeld Real Estate Restructuring; Darstellung der Vorjahreswerte gemäß der Geschäftsfeldstruktur 2005.

[2] Zahlen für 2004 inkl. ehemalige Vereins- und Westbank AG.

Derivategeschäft

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2005	2004	2005	2004	2005	2004
Zinsbezogene Geschäfte	**583 649**	**577 261**	**412 420**	**1 573 330**	**1 511 853**	**33 949**	**33 567**	**34 550**	**34 784**
OTC-Produkte									
Forward Rate Agreements	37 060	4 000	—	41 060	28 073	14	11	15	13
Zinsswaps	402 875	506 605	374 872	1 284 352	1 222 358	31 024	31 734	31 484	32 697
Zinsoptionen									
- Käufe	25 674	26 610	18 126	70 410	64 724	2 902	1 818	—	—
- Verkäufe	26 889	25 834	18 774	71 497	66 898	—	—	3 045	2 073
Sonstige Zinskontrakte	6 463	1 369	648	8 480	685	9	4	6	1
Börsengehandelte Produkte									
Zinsfutures	51 095	12 843	—	63 938	58 967	—	—	—	—
Zinsoptionen	33 593	—	—	33 593	70 148	—	—	—	—
Währungsbezogene Geschäfte	**169 199**	**53 868**	**27 943**	**251 010**	**218 512**	**3 424**	**6 347**	**3 858**	**7 549**
OTC-Produkte									
Devisentermingeschäfte	129 637	10 871	23	140 531	142 888	1 885	4 166	2 309	5 026
Zins-/Währungsswaps	14 196	40 266	27 612	82 074	53 313	1 192	1 884	1 222	2 225
Devisenoptionen									
- Käufe	12 753	1 416	150	14 319	10 525	347	297	—	—
- Verkäufe	12 613	1 315	158	14 086	11 786	—	—	327	298
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**84 398**	**106 460**	**24 544**	**215 402**	**140 022**	**4 609**	**3 295**	**5 383**	**3 158**
OTC-Produkte									
Aktien-/Indexswaps	—	—	—	—	—	—	—	—	—
Aktien-/Indexoptionen									
- Käufe	27 147	31 743	18 024	76 914	40 278	4 579	3 267	—	—
- Verkäufe	29 361	50 470	4 049	83 880	62 304	—	—	5 308	3 136
Sonstige Aktien-/Indexkontrakte	314	748	356	1 418	3 276	30	28	75	22
Börsengehandelte Produkte									
Aktien-/Indexfutures	10 222	—	—	10 222	4 369	—	—	—	—
Aktien-/Indexoptionen	17 354	23 499	2 115	42 968	29 795	—	—	—	—
Kreditderivate[1]	**7 454**	**78 729**	**29 543**	**115 726**	**40 462**	**711**	**276**	**1 560**	**797**
Sonstige Geschäfte	**597**	**1 352**	**311**	**2 260**	**355**	**112**	**15**	**121**	**13**
Summe	**845 297**	**817 670**	**494 761**	**2 157 728**	**1 911 204**	**42 805**	**43 500**	**45 472**	**46 301**

[1] Details zu den Kreditderivaten sind den nachfolgenden Tabellen »Kreditderivate« bzw. »Kreditderivate nach Referenzaktiva« zu entnehmen.

Derivategeschäft nach Kontrahentengruppen

in Mio €	Marktwert			
	Positiv		Negativ	
	2005	2004	2005	2004
OECD-Zentralregierungen (und Notenbanken)	306	178	273	158
OECD-Banken	36 758	37 691	39 599	39 858
OECD-Finanzinstitute	3 535	3 330	4 563	4 533
Nicht-OECD-Zentralregierungen (und Notenbanken)	77	1	—	7
Nicht-OECD-Banken	35	144	99	135
Nicht-OECD-Finanzinstitute	50	58	59	7
Sonstige Unternehmen und Privatpersonen	2 044	2 098	879	1 603
Summe	**42 805**	**43 500**	**45 472**	**46 301**

Kreditderivate

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2005	2004	2005	2004	2005	2004
Anlagebuch	**244**	**2 614**	**11 290**	**14 148**	**13 482**	**231**	**9**	**807**	**431**
Sicherungsnehmer									
Credit Default Swaps	142	1 134	8 560	9 836	10 066	161	8	14	17
Total Return Swaps	—	—	2 000	2 000	2 000	—	—	343	240
Credit Linked Notes	44	126	91	261	174	—	—	254	172
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	58	1 340	600	1 998	1 242	17	1	196	2
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	—	14	39	53	—	53	—	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**7 210**	**76 115**	**18 253**	**101 578**	**26 980**	**480**	**267**	**753**	**366**
Sicherungsnehmer									
Credit Default Swaps	3 779	38 615	10 397	52 791	15 616	244	5	224	156
Total Return Swaps	475	89	203	767	575	4	3	4	4
Credit Linked Notes	—	153	—	153	197	—	—	153	198
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	2 831	37 239	7 653	47 723	9 998	206	162	369	5
Total Return Swaps	123	—	—	123	514	2	14	3	3
Credit Linked Notes	2	19	—	21	80	24	83	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**7 454**	**78 729**	**29 543**	**115 726**	**40 462**	**711**	**276**	**1 560**	**797**

Kreditderivate nach Referenzaktiva

in Mio €	Nominalvolumen					
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2005	Summe 2004
Öffentliche Anleihen	4671	123	39	—	4833	1438
Unternehmensanleihen	47153	1667	444	—	49264	28225
Aktien	—	—	—	—	—	—
Sonstige Aktiva	60524	1100	5	—	61629	10799
Summe	**112348**	**2890**	**488**	—	**115726**	**40462**

Entwicklung des Länderrisikos im Jahresvergleich
Im Berichtsjahr stieg das länderrisikorelevante Exposure um 7,7 Mrd € auf 60,4 Mrd € an. Rund 1,2 Mrd € des Anstiegs sind auf Geschäftsausweitungen in risikolosen, hoch entwickelten Ländern (Bonitätsklasse 1) zurückzuführen, welche überwiegend in den Regionen Westeuropa und Nordamerika zu finden sind. Insgesamt entfallen damit rund 60% des Gesamtexposures auf diese Länder.

Ca. 6,5 Mrd € des Anstiegs verteilen sich auf risikobehaftete Bonitätsklassen (schlechter als 1), wobei mit rund 4,9 Mrd € der Großteil davon auf die relativ risikoarmen Cayman Islands (Bonitätsklasse 2) entfällt, die der Region Mittel- und Südamerika zugeordnet werden.

Insgesamt blieb die konservative Struktur des Länderrisiko-Portfolios im Vergleich zum Vorjahr nahezu konstant. 94,1% des länderrisikorelevanten Exposures betreffen Länder mit den Bonitätsklassen 1–4 (entspricht Investmentgrade). Von den übrigen 5,9% bzw. 3,6 Mrd € entfallen rund 3,3 Mrd € auf Länder der Bonitätsklasse 5.

Im Rahmen der EU-Erweiterung wurde die HVB-Strategie »Konzentration auf die Kernmärkte in Mittel- und Osteuropa« weiterhin konsequent verfolgt. Im Zuge des wirtschaftlichen Aufschwungs dieser Länder wurde das Exposure in der Region Osteuropa um 1,6 Mrd € gesteigert.

Länderexposure[1] und Länder-Value-at-Risk nach Bonitätsklassen

Bonitätsklasse	Exposure 2005 in Mio €	Exposure 2004[2] in Mio €	Value-at-Risk 2005 in Mio €	Value-at-Risk 2004[2] in Mio €
Bonitätsklassen 1–4	56870	50154	43	21
Bonitätsklassen 5–8	3510	2478	27	21
Bonitätsklasse 9	51	62	8	8
Summe	**60431**	**52694**	**78**	**50**

[1] Nach Sicherheiten; ohne wertberichtigte Geschäfte.
[2] Zahlen für 2004 inkl. ehemalige Vereins- und Westbank AG.

Länderexposure[1] nach Regionen und Produktkategorie

Regionen	Kreditgeschäft		Handelsgeschäft		Emittentenrisiko		Gesamt	
	2005	2004[2]	2005	2004[2]	2005	2004[2]	2005	2004[2]
	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €
Afrika	599	396	188	37	5	2	792	435
Asien/Pazifik	4052	3371	5087	7980	531	505	9670	11856
Mittel- und Südamerika	2929	3071	6833	1742	1040	1143	10802	5956
Nordamerika	2636	3080	3083	2169	708	684	6427	5933
Westeuropa	11008	8891	15952	15265	712	886	27672	25042
Osteuropa	3737	2339	1087	964	244	169	5068	3472
Summe	**24961**	**21148**	**32230**	**28157**	**3240**	**3389**	**60431**	**52694**

Top-Ten-Länder nach Exposure[1] über alle Bonitätsklassen

Land	Exposure	Exposure	Value-at-Risk	Value-at-Risk
	2005	2004[2]	2005	2004[2]
	in Mio €	in Mio €	in Mio €	in Mio €
Großbritannien	21055	19549	0,0	0,0
Cayman Islands, Off-Shore	7138	1459	20,2	1,4
USA	4229	3814	0,0	0,0
Schweiz	3459	2959	0,0	0,0
Japan	2928	5446	0,0	0,0
Cayman Islands	2322	3106	1,8	3,2
Kanada	1745	1104	0,0	0,0
Türkei	1611	937	12,9	5,6
Singapur	1583	2014	1,8	2,3
Russland	1506	823	6,5	1,6
Summe	**47576**	**41211**	**43,2**	**14,1**

[1] Nach Sicherheiten; ohne wertberichtigte Geschäfte.
[2] Zahlen für 2004 inkl. ehemalige Vereins- und Westbank AG.

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit-Spread-Risiko zusammen.

Das Management unserer Marktrisiken erfolgt im Geschäftsfeld Corporates & Markets.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Seit März 2005 wird auf Grund der gemeinsamen Steuerung von Handels- und Bankbüchern auch der Value-at-Risk zusammengefasst dargestellt. Die Risiken aus Handelsbüchern werden für aufsichtsrechtliche Zwecke weiterhin separat ausgewiesen. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird dieser Value-at-Risk analog zu den anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir ein internes Modell im Full Use, das zum Jahresende aufsichtsrechtlich vollständig anerkannt wurde. Das Modell beruht auf einem Monte-Carlo-Simulationsansatz. Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte (VaR) mit den aus den Positionen errechneten Marktwertänderungen (hypothetische P/L) verglichen werden. Das Backtesting wurde im Jahresverlauf 2005 im Zuge der Hinzunahme weiterer Risikokategorien sukzessive erweitert. So werden seit April 2005 erstmals Fremdwährungsrisiken und seit August 2005 Aktienrisiken mittels unserem internen Modell gerechnet. Die Ergebnisse des Backtestings bestätigen die hohe Qualität unseres internen Risikomodells.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen.
Die Spanne der untersuchten Szenarien reicht von starken Veränderungen der Zins-, Devisen- oder Aktienmärkte über einen Schock der zugrunde liegenden Volatilitäten bis hin zur Ausweitung von Credit-Spreads sowie der Verzerrung der Korrelationen.

Risikoüberwachung
Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Konzernvorstand genehmigt und dürfen nicht überschritten werden.

Eventuelle Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und ihre zeitnahe Rückführung überwacht. In 2005 traten keine wesentlichen Limitüberschreitungen auf. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch intraday die Risikosituation.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, informiert.

Quantifizierung und Konkretisierung
Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB AG die in der Tabelle aufgezeigten Marktrisiken. Die Verringerung der Marktrisiken resultiert aus der Integration der Fremdwährungs- und Aktienrisiken in das Interne Modell.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 15 Mio € (Vorjahr 29 Mio €, eintägige Haltedauer; Vorjahreswert nach alter Methodik ohne Korrelationseffekte).

Backtesting Internes Modell Handelsaktivitäten HVB AG 2005



in Mio €
20
10
0
–10
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
VaR
–VaR
Hypothetische P/L

Marktrisiko der Handelsaktivitäten

Value-at-Risk, Konfidenzniveau 99%, Haltedauer: 1 Tag

in Mio €	Durchschnitt 2005[1]	31.12.2005	30.9.2005	30.6.2005	31.3.2005	31.12.2004
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	7	8	7	7	7	9
Währungsbezogene Geschäfte	11	5	2	10	26	22
Aktien-/Indexbezogene Geschäfte	35	8	10	61	62	71
Diversifikationseffekt[2]	-6	-9	-5	-10	—	—
Summe	**47**	**12**	**14**	**68**	**95**	**102**

[1] Arithmetisches Mittel.
[2] Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

3 Liquiditätsrisiko

Risikomanagement

Beim Liquiditätsrisiko wird zwischen drei Risikokategorien differenziert:

- Das kurzfristige Liquiditätsrisiko (Liquiditätsrisiko im engeren Sinne) repräsentiert die Gefahr, dass die Bank ihren anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen kann.
- Das Refinanzierungsrisiko repräsentiert die Gefahr, dass zusätzliche Refinanzierungsmittel nur zu erhöhten Marktzinsen beschafft werden können.
- Das Marktliquiditätsrisiko repräsentiert die Gefahr, dass Vermögenswerte nur mit Abschlägen am Markt liquidiert werden können.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Group Asset Liability Management koordiniert und nachgehalten.

Das Management des Marktliquiditätsrisikos obliegt im Rahmen ihres definierten Marktauftrages den Verantwortlichen der jeweiligen Handelsportfolios. Insofern geht es in die Erhebung des Marktrisikos ein und es ist auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Messmethodik

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow-Reports erstellt und gegen die vorhandenen Liquiditätsreserven gerechnet, die sich vor allem aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Auf der Grundlage dieser beiden Komponenten werden für die wichtigsten Geschäftseinheiten kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt.

Basierend auf den Liquiditätsprofilen der Geschäftseinheiten werden darüber hinaus Stress-Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst. Neben dieser internen Messmethodik unterliegen wir für das kurzfristige Liquiditätsrisiko den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II.

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten Fundingziele stellen eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sicher.

Risikoüberwachung
Die Überwachung unserer Liquiditätssituation ist in unserem Group Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Cashflow-Gaps über alle Laufzeiten. Damit identifizieren wir offene Liquiditätsrisiken frühzeitig und begrenzen Inkongruenzen durch Limite und Fundingziele. Die erteilten Limite werden täglich auf ihre Einhaltung hin überprüft. Für definierte Stress-Situationen halten wir angemessene Liquiditätsreserven vor. Die aus den Fundingzielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Group Treasury Management kostenoptimiert umgesetzt.

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury-Einheiten, die regelmäßig an den Bereich Group Asset Liability Management berichten.

Das Group-Asset-Liability-Committee und der Konzernvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse regelt sowie potenzielle Gegenmaßnahmen beschreibt.

Quantifizierung und Konkretisierung
Die Rahmenbedingungen an den Geld- und Kapitalmärkten waren im Berichtsjahr weiterhin günstig. Die Risikozuschläge bei den Refinanzierungskosten haben sich am Kapitalmarkt gegenüber 2004 nochmals leicht reduziert. Die Liquiditätsausstattung am Geldmarkt kann insbesondere in den kurzen Laufzeiten als zufriedenstellend bezeichnet werden.

Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2005 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 12,6 Mrd für die HVB AG ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende auf 9,0 Mrd €.

Die Anforderungen des aufsichtsrechtlichen Grundsatzes II wurden von den betroffenen Konzerneinheiten im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2005 für die HVB AG 18,9 Mrd €.

Das Refinanzierungsrisiko der HVB AG ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit ist auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäfts jederzeit möglich. Im Jahr 2005 wurde seitens der HVB AG ein Volumen von 9,4 Mrd € längerfristig refinanziert. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert eines der wichtigsten Instrumente dar.

4 Operationelles Risiko
Risikomanagement
Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Diese Definition gemäß Basel II beinhaltet auch Rechtsrisiken.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung der jeweiligen Geschäftsfelder bzw. unserer Zentral- und Dienstleistungsbereiche. Die Aktivitäten orientieren sich dabei an einem bankintern definierten, toolunterstützten Operational Risk Management-Prozess, welcher seit 2004 konzernweit umgesetzt wird. Hierbei werden auch die Anforderungen von Basel II, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk« des Baseler Ausschusses berücksichtigt.

Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Analyse, Bewertung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Konzernbereich Recht zuständig. Im Rahmen seiner Corporate-Center-Funktion überwacht er die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung durch unsere Bank.

Messmethodik
Zur Quantifizierung des operationellen Risikos setzen wir den »Loss Distribution Approach« ein. Dabei verwendet unser Quantifizierungsmodell interne und externe Verlustdaten, um die Verlustverteilungen zu bestimmen. Der Datenmangel in bestimmten Bereichen wird durch Szenarioanalysen ausgeglichen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse der HVB AG ermittelt. Durch die Berücksichtigung interner Kontrollfaktoren und Geschäftsumfeldfaktoren werden die Verlustverteilungen bzw. die Messergebnisse an das aktuelle Risikoprofil angepasst.

Hierbei fließt auch die Kontroll- und Prozessqualität der einzelnen Einheiten, welche im Rahmen eines jährlichen Control-Self-Assessments ermittelt wird, als gegenwartsbezogener Qualitätsscore in die Messung ein.

Hinsichtlich der aufsichtsrechtlichen Emittlung der notwendigen Eigenmittelunterlegung werden wir im Rahmen von Basel II den »Advanced Measurement Approach« mit allen diesbezüglichen Anforderungen umsetzen.

Risikoüberwachung

Im Rahmen eines regelmäßigen Berichtswesens werden der Chief Risk Officer, der Konzernvorstand sowie der Risikoausschuss des Aufsichtsrats durch Group Risk Control über die Entwicklung der identifizierten wesentlichen operationellen Risiken sowie über den Umfang aufgetretener Verlustereignisse informiert. Damit werden die Grundlagen für gegebenenfalls erforderliche Maßnahmen geliefert.

In 2005 wurde zur Überwachung von wesentlichen Risiken ein indikatorengestütztes Frühwarnsystem implementiert.

Quantifizierung und Konkretisierung

Das Risikokapital für operationelle Risiken der HVB AG beträgt zum Jahresultimo 0,56 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste in der HVB AG folgende Maßnahmen hervorzuheben:

Geschäftsfelder:

- Im Geschäftsfeld Corporates & Markets wurde unter anderem im Bereich der Wertpapierprozesse die gesamte Schnittstelle zur Abwicklung neu gestaltet und der Automatisierungsgrad deutlich erhöht. Des Weiteren wurde der Neuprodukt-Prozess für Handelsaktivitäten weltweit standardisiert. Prozessoptimierungen bei der aktiven Steuerung des Kreditportfolios führten dort zur signifikanten Reduzierung möglicher operationeller Risiken. Weitere Risiko mindernde Maßnahmen wurden unter anderem im Bereich Settlement und Liquiditätssteuerung im Devisengeschäft umgesetzt.
- Im Geschäftsfeld Deutschland wurden Self-Assessments einschließlich der Erhebung von Maßnahmen zur Risikoreduzierung in relevanten Produktgruppen (unter anderem Wertpapiergeschäft, Zahlungsverkehr) durchgeführt.

Bewältigung von Krisensituationen:

- Die Leistungsfähigkeit der Krisen- und Notfallorganisation der HVB AG wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt.
- Des Weiteren wurde ein neues Notfall- und Krisenhandbuch als einheitliche Grundlage für das Business Continuity Management entwickelt und fortgeführt.
- Im Geschäftsfeld Deutschland wurde in 2005 der Notfallmanagementprozess weiter optimiert. Anhand des »2-Standort-Konzepts für zentrale Server« wurden Client/Server-Anwendungen K-Fall-fähig aufgebaut. Für das gesamte Geschäftsfeld wurde ein Störungsfallmanagement implementiert und das Risikomanagement hinsichtlich operationeller Risiken und des Business Continuity Managements durch die TÜV Management Service GmbH zertifiziert.

IT-Risiken:

- Trotz steigenden Aufkommens von Computerviren gab es keinen Vorfall in der HVB AG. Die gewählte Strategie mit zwei unabhängigen Providern von Virenscannern und das mehrstufige Scannen haben sich somit wieder bewährt.
- Das Computer Emergency Response Team hat ebenfalls mit seiner umgehenden Analyse von Schwachstellenwarnmeldungen und den zur Verfügung gestellten Security Patches insbesondere im Microsoft-Umfeld einen großen Beitrag zur IT-Sicherheit geleistet.

Rechtliche Risiken:

Immobilienfinanzierungen/Finanzierung des Erwerbs von Immobilienfonds

- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen. Nach den gesetzlichen Regeln und der entsprechenden Ansicht der Rechtsprechung des Bundesgerichtshofs (BGH) muss der Kunde die Darlehensvaluta auch nach einem Widerruf einschließlich einer marktüblichen Verzinsung an die Bank zurückzahlen. An dieser Sachlage ändert auch die Entscheidung des Europäischen Gerichtshofs (EuGH) vom 25. Oktober 2005 nichts. Danach verstoßen die in Deutschland geltenden gesetzlichen Regelungen hinsichtlich der Verpflichtung zur sofortigen Rückzahlung der Darlehensvaluta einschließlich Zinsen nach einem Widerruf des Darlehensvertrags nicht gegen europäisches Recht. Die vom EuGH darüber hinaus in bestimmten Fällen geforderte Übernahme des Anlagerisikos auf Grund nicht erfolgter Aufklärung über ein Widerrufsrecht durch die Bank ist nach unserer Auffassung in Deutschland auf Grund fehlender gesetzlicher Regelungen durch die Rechtsprechung rückwirkend nicht umsetzbar, so dass für Fälle aus der Vergangenheit keine negativen Auswirkungen zu befürchten sind. Die Bank behält auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte.
- Aus Sicht der HVB AG führen auch die Entscheidungen des Zweiten Zivilsenats des BGH, der sich mit der Finanzierung des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer zu befassen hatte, nicht zu einer anderen Einschätzung der Rechtslage bei den von Dritten vermittelten Darlehen zum Zwecke des Erwerbs einer Immobilie.

In weiteren Entscheidungen zu nicht grundschuldgesicherten Darlehen zum Zwecke des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer hat der Zweite Zivilsenat des BGH entschieden, dass die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden hat, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können. Auch bei der Finanzierung von Anteilen an Immobilienfonds wirkt sich die Unwirksamkeit einer erteilten Vollmacht dann nicht auf den Darlehensvertrag aus, wenn die Bank auf den Bestand der Vollmacht vertrauen konnte.

Verfahren von Aktionären der HVB AG

- Im November 2002 hatte der Bundesgerichtshof (BGH) den Hauptversammlungsbeschluss zur Wahl des Abschlussprüfers der HVB AG für das Geschäftsjahr 1999 wegen der Besorgnis der Befangenheit für unwirksam erklärt. Von Aktionären gegen die Wirksamkeit der Jahresabschlüsse für die Geschäftsjahre 1999 bis 2002 aus diesem Grunde in verschiedenen Verfahren erhobene Einwände waren in allen Instanzen erfolglos.
- Gegen die Wahl der Anteilseignervertreter in den Aufsichtsrat auf der Hauptversammlung unserer Bank vom 14. Mai 2003 wurde Anfechtungsklage erhoben mit der Begründung, die seinerzeitige »Blockwahl« sei unzulässig gewesen. Das Landgericht München I hatte mit Urteil vom 15. April 2004 der Anfechtungsklage stattgegeben. Nachdem die Vertreter der Anteilseigner vom Amtsgericht München gerichtlich bestellt und in der Hauptversammlung vom 29. April 2004 für die restliche Dauer der Amtszeit erneut im Wege der Einzelwahl gewählt worden waren, hat die Bank die Berufung gegen das Urteil vom 15. April 2004 zurückgenommen. Damit steht rechtskräftig fest, dass die Wahl der Anteilseignervertreter in den Aufsichtsrat der HVB AG vom 14. Mai 2003 unwirksam war. Da der Aufsichtsrat in seiner Sitzung vom 25. Februar 2004 die seit dem 14. Mai 2003 gefassten Beschlüsse wiederholt und bestätigt hat, hat dies keine Auswirkungen auf die vom Aufsichtsrat in der Zeit nach dem 14. Mai 2003 gefassten Beschlüsse.
- Aktionäre haben gegen die Entlastung des Aufsichtsrats für das Geschäftsjahr 2003, die erneute Wahl der Anteilseignervertreter in den Aufsichtsrat sowie die Wahl des Abschlussprüfers für das Geschäftsjahr 2004 auf der Hauptversammlung unserer Bank vom 29. April 2004 ebenfalls Anfechtungsklage erhoben. Die Klage wurde auch in zweiter Instanz vom OLG München mit Urteil vom 18. Januar 2006 abgewiesen.
- Ein Aktionär hat des Weiteren in einem gesonderten Verfahren die Nichtigkeit des Jahresabschlusses 2004 geltend gemacht mit der Begründung, der Abschlussprüfer in der Hauptversammlung 2004 sei nicht wirksam vorgeschlagen und gewählt worden. Auf Grund der vorgenannten Entscheidung des OLG München vom 18. Januar 2006 gehen wir davon aus, dass die Klage auch insoweit keinen Erfolg haben wird.
- Ein Teil der Anfechtungskläger hat schließlich beantragt, die im Frühjahr 2004 durchgeführte Kapitalerhöhung im Handelsregister wieder zu löschen, da die registergerichtliche Bestellung der Aufsichtsratsmitglieder in 2004 sowie die Jahresabschlüsse der HVB nichtig seien. Im Hinblick auf den Ausgang der vorgenannten Verfahren gehen wir davon aus, dass das Registergericht München den Antrag zurückweisen wird.
- Des Weiteren haben Aktionäre gegen Beschlüsse der Hauptversammlung unserer Bank vom 12. Mai 2005 Anfechtungsklage erhoben. Soweit die Klage sich gegen die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 richtet, hat das LG München mit Urteil vom 22. Dezember 2005 der Klage stattgegeben, da der Bericht des Aufsichtsrats die Rücknahme der Berufung gegen das Urteil des LG München I vom 15. April 2004 und die daraus folgende Unwirksamkeit der Wahl 2003 nicht erwähnt habe; insoweit ist das Urteil rechtskräftig. Die Nichtentlastung der Aufsichtsratsmitglieder in der Hauptversammlung vom 12. Mai 2005 hat keine materiellen Auswirkungen für die Bank. Die Klage gegen die Wahl von Aufsichtsratsmitgliedern und des Abschlussprüfers hat das LG München I mit Urteil vom 22. Dezember 2005 abgewiesen; die Kläger haben gegen das Urteil Berufung eingelegt.

Squeeze-out Vereins- und Westbank AG

- Die außerordentliche Hauptversammlung der Vereins- und Westbank AG vom 24. Juni 2004 hatte die Übertragung der Aktien der Minderheitsaktionäre der Vereins- und Westbank AG auf die HVB AG gegen Zahlung einer Barabfindung in Höhe von 25,00 € beschlossen. Obwohl nach unserer Überzeugung die Hauptversammlung ordnungsgemäß und ohne Verfahrensfehler abgewickelt worden war, hatten wir uns im Interesse einer raschen Integration im Rahmen eines Prozessvergleichs verpflichtet, nach Erledigung der Anfechtungsklagen den Minderheitsaktionären der Vereins- und Westbank AG eine Barabfindung von 26,65 € je Stückaktie (die »26,65-Abfindung«) zu zahlen und diese Abfindung ab dem Tag der Eintragung des Übertragungsbeschlusses in das Handelsregister der Vereins- und Westbank AG zu verzinsen. Ungeachtet dessen haben zahlreiche Minderheitsaktionäre von ihrer Möglichkeit Gebrauch gemacht, die 26,65-Abfindung in einem Spruchverfahren gemäß § 1 Nr. 3 SpruchG überprüfen zu lassen. Mit Beschluss vom 2. März 2006 hat das LG Hamburg die Abfindung auf 37,20 € je Stückaktie festgesetzt, wobei das Gericht bei wesentlichen Parametern abweichende Schätzungen vorgenommen hat. Wir beabsichtigen Rechtsmittel gegen diese Entscheidung einzulegen und gehen davon aus, dass allenfalls wesentlich geringere Zuzahlungen an die ausgeschlossenen Aktionäre der Vereins- und Westbank AG erfolgen müssen.

Vom Insolvenzverwalter eines Firmenkunden geltend gemachte Ansprüche

- Im Jahr 2002 stellte ein Firmenkunde der HVB AG Antrag auf Insolvenzeröffnung. Der Insolvenzverwalter machte daraufhin außergerichtlich Ansprüche gegen ein aus mehreren Banken bestehendes Konsortium geltend. Die HVB AG war an diesem Konsortium in einer Größenordnung von ca. 9,25% der ausstehenden Kreditfazilitäten aller Banken beteiligt. Die Konsortialbanken beauftragten einen Insolvenzrechtsspezialisten mit der Prüfung der in diesem Zusammenhang auftretenden Fragen. Dieser schätzt die Rechtsstellung des Insolvenzverwalters als nicht sehr stark ein und riet den Konsortialbanken, die außergerichtlich geltend gemachten Ansprüche zurückzuweisen. Derzeit ist der Ausgang bezüglich der außergerichtlich geltend gemachten Ansprüche unsicher. Obgleich wir der Auffassung sind, dass die vorstehend bezeichneten Ansprüche unbegründet sind, würde eine erfolgreiche Klage seitens des Insolvenzverwalters die HVB AG mit einem unteren dreistelligen Mio-Betrag in € belasten.

EU-Kartellverfahren

- Im Dezember 2001 belegte die Europäische Kommission die HVB AG und ihre Tochtergesellschaft Vereins- und Westbank AG mit Geldbußen in Höhe von insgesamt ca. 31 Mio € für angebliche rechtswidrige Preisabsprachen in Bezug auf die im Sortengeschäft erhobenen Gebühren für den Umtausch der nationalen Währungen zukünftiger Mitgliedstaaten der Europäischen Währungsunion. Der Bescheid wurde vom Europäischen Gericht (EuG) in erster Instanz im November 2004 aufgehoben; hiergegen hat die Europäische Kommission Einspruch eingelegt. Da sich aus den Gründen der EuG-Entscheidung ergibt, dass die Grundlagen, auf die die Europäische Kommission ihre Entscheidung gestützt hatte, nicht ausgereicht hätten, eine Geldbuße zu verhängen, gehen wir davon aus, dass diese Entscheidung in Rechtskraft erwachsen wird.

Deferred Prosecution Agreement USA

- In den Jahren 1996 bis 2002 hatte die Niederlassung New York der HVB AG-Kunden von externen Beratern – u. a. der KPMG LLP – entworfene Steuersparmodelle vermittelt. Die zuständigen amerikanischen Behörden beurteilen dies jedoch als Steuerhinterziehung der Kunden. Im Rahmen einer außergerichtlichen Vereinbarung (Deferred Prosecution Agreement) hat die HVB eine Beteiligung hieran eingeräumt und einer Straf- und Entschädigungszahlung in Höhe von zusammen 29,6 Mio USD zugestimmt; im Gegenzug wird die amerikanische Staatsanwaltschaft bei Wohlverhalten der HVB AG nach 18 Monaten die Anklage fallen lassen und keine zusätzlichen Vorwürfe aus den untersuchten Tatbeständen herleiten.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Messmethodik

Die Messung des Risikokapitals für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Ressortebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswerts repräsentiert.

Risikoüberwachung

Das Risikokapital für Geschäftsrisiko wird vom Bereich Group Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Risikoausschuss des Aufsichtsrats berichtet.

Im Rahmen des monatlichen Vorstandsreportings des Group Accounting wird die unterjährige Erlös- und Kostenentwicklung der Ressorts als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachgehalten.

Quantifizierung und Konkretisierung

Das ermittelte Risikokapital für das Geschäftsrisiko der HVB AG beläuft sich zum Jahresultimo 2005 auf 0,5 Mrd €.

Das Ende 2004 gestartete Effizienzprogramm »PRO« wird weiterhin planmäßig umgesetzt. Das Programm zielt auf eine nachhaltige Optimierung der Kostenbasis der HVB Group und damit auch der HVB AG durch eine umfassende

Effizienzsteigerung in den Bereichen Zentrale/Stäbe, Kreditprozesse und Transaction Banking. Die bereits für 2005 geplanten Maßnahmeneffekte konnten in voller Höhe realisiert werden. Die mittel- bis langfristig wirkenden Maßnahmen werden weiter vorangetrieben. Dabei ist nicht auszuschließen, dass einzelne – insbesondere strategische – Maßnahmen im Rahmen der Integration in die UniCredit Gruppe inhaltlich oder zeitlich modifiziert werden, um eine gesamtoptimale Wirkung zu erzielen. Daher kann es isoliert betrachtet zu einer zeitlichen Verzögerung bzw. Neugestaltung einzelner Maßnahmen kommen, so dass korrespondierende Synergien erst später als geplant gehoben werden können.

Insgesamt sind wir als neue Bankengruppe jedoch zuversichtlich, die erwarteten Synergien und finanziellen Zielvorgaben zu erreichen. Auf Basis eines von der HVB Group und der UniCredit Gruppe gemeinsam erarbeiteten detaillierten Integrationsplans soll sowohl die Kostenbasis deutlich optimiert als auch die Ertragskraft in den einzelnen Geschäftsfeldern erhöht werden.

Trotz laufender Überprüfung kann allerdings das Risiko bestehen, dass die Umsetzung der gemeinsamen Strategie auf Ebene der HVB Group bzw. HVB AG nicht vollständig gelingt und sich dies nachteilig auf die Ertragslage der Bank auswirken könnte.

6 Risiko aus bankeigenem Immobilienbesitz

Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestands resultieren.

Grundsätzlich wurde der bankeigene Immobilienbesitz der HVB AG auf unsere Tochter HVB Gesellschaft für Gebäude mbH & Co KG übertragen. Im Zuge der Integration der Vereins- und Westbank AG in 2004 ist indes deren Immobilienbestand auf die HVB AG übergegangen. Aus diesem Grunde ergibt sich in der HVB AG zum Jahresende 2005 ein Risikokapital für bankeigenen Immobilienbesitz von 16 Mio €.

7 Risiko aus Anteils- und Beteiligungsbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes (ohne operative Konzerntöchter). Die Steuerung des Portfolios erfolgt durch den Konzernvorstand.

Messmethodik

Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung

Der Bereich Group Risk Control ermittelt und analysiert das Risikokapital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer sowie den Risikoausschuss des Aufsichtsrats.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Group Finance and Tax. Dieser überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Quantifizierung und Konkretisierung

In 2005 haben wir das aktive Management unserer Finanzanlagen mit dem Ziel einer weiteren Reduktion der Markt- und insbesondere der Klumpenrisiken erfolgreich fortgesetzt. Zu nennen sind hier insbesondere die weitere Reduktion unseres Anteils an der Münchener Rückversicherungs-Gesellschaft AG sowie die Veräußerung unseres Anteilsbesitzes an der Rhön Klinikum AG.

Das Risikokapital hat sich durch die Portfoliobereinigungen signifikant um 0,5 Mrd € auf 0,9 Mrd € verringert. Insgesamt stellt die Münchener Rückversicherungs-Gesellschaft AG zwar nach wie vor unsere größte Beteiligung dar, durch den Abbau des Bestands haben sich jedoch die Auswirkungen eines möglichen signifikanten oder länger anhaltenden Kursrückgangs dieser Aktienposition auf die Ertragslage unserer Bank gegenüber dem Vorjahr deutlich verringert.

8 Strategisches Risiko

Risikomanagement

Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Das Management des Strategischen Risikos fällt als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Konzernvorstands, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB AG bestimmt.

Messmethodik
Das Strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen Umfelds sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung
Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der Bank. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet eine enge Abstimmung des Vorstands mit dem Aufsichtsrat statt, insbesondere mit dem Risikoausschuss und dem Ausschuss für Strategie und Geschäftsentwicklung.

Quantifizierung und Konkretisierung
Gesamtwirtschaftliches Risiko
Ein Risiko, das die eingeschlagene Strategie der HVB AG im Besonderen beeinträchtigen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung. Die wirtschaftliche Dynamik in unseren Heimatmärkten hat sich im Berichtsjahr unterschiedlich entwickelt. Insbesondere in Deutschland verblieb sie jedoch auf einem nur mäßigen Niveau. Verbunden mit einer nach wie vor beträchtlichen Arbeitslosigkeit, unverändert hohen Insolvenzzahlen und einem anhaltend stagnierenden Immobiliensektor ist das Geschäftsumfeld der HVB AG gegenwärtig gerade in Deutschland schwierig. Für das Jahr 2006 wird für Deutschland zwar eine Beschleunigung der wirtschaftlichen Dynamik vorausgesagt, indes ist nicht sicher, ob diese tatsächlich eintritt und damit auch die Ertragslage unserer Bank positiv beeinflusst. Hinzu kommen Unsicherheiten, die von den Preisentwicklungen auf Fremdwährungs- und Rohstoffmärkten auf die Volkswirtschaften unserer Heimatmärkte ausgehen. Somit können die aufgezeigten Risikofaktoren einzeln oder kumulativ dazu führen, dass sich die von uns angestrebten Erfolgsziele nicht realisieren lassen.

Die HVB AG stellt einen der größten Darlehensgeber des deutschen Mittelstands dar. Darüber hinaus ist unsere Bank einer der führenden Darlehensgeber von privaten und gewerblichen Darlehen in Deutschland. Das skizzierte Geschäftsumfeld hat in der Vergangenheit wiederholt zu einem Anstieg an Kreditausfällen und zu einer Erhöhung der Kreditrisikovorsorge geführt. Sollte sich die wirtschaftliche Dynamik insbesondere in Deutschland nicht wie erhofft verbessern, ist nicht auszuschließen, dass die Kreditrisikovorsorge auf einem hohen Niveau verbleiben wird.

Risiken des Zusammenschlusses der HVB Group mit der UniCredit Gruppe
Aus dem im Berichtsjahr initiierten Zusammenschluss der HVB Group mit der UniCredit Gruppe können sich unvorhergesehene Schwierigkeiten ergeben, die in der Folge auch negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage unserer Bank haben können. So stellt der Zusammenschluss der beiden Banken eine komplexe Integration dar, deren Erfolg von vielen Einflussfaktoren abhängig ist. So wird davon ausgegangen, dass durch den Zusammenschluss bestimmte Synergieeffekte erreichbar sind. Gleichwohl ist diese Annahme mit Unsicherheiten belegt, ob diese Effekte tatsächlich in voller Höhe und/ oder in dem geplanten Zeitraum realisierbar sind. Die gleiche Aussage gilt für das Bestreben, die Harmonisierung und Integration der Datenverarbeitungssysteme sowie der Risikomanagementsysteme beider Banken voranzutreiben. Schließlich ist der Erfolg des Zusammenschlusses maßgeblich von dem Verbleib wichtiger Mitarbeiter in der gemeinsamen Gruppe abhängig. Sollte die HVB Group im weiteren Verlauf der Integration wichtige Mitarbeiter verlieren, könnte die zügige Integration der HVB Group in die UniCredit Gruppe erschwert werden. Die aufgezeigten möglichen Schwierigkeiten können einzeln oder kumulativ negative Auswirkungen auf die finanzielle Situation unserer Bank haben. Zudem könnte es durch den Zusammenschluss mit der UniCredit Gruppe und den damit verbundenen Integrationsprojekten kurzfristig zu Abwanderungen von Kunden kommen.

Intensives Wettbewerbsumfeld
Im Commercial Banking herrscht in den Kernmärkten der HVB AG ein intensiver Wettbewerb, insbesondere auf Grund von Überkapazitäten im Privatkundengeschäft. In diesen Märkten steht die HVB AG im Wettbewerb mit öffentlich-rechtlichen Banken und Genossenschaftsbanken sowie anderen privaten deutschen und internationalen Banken, von denen einige, im Falle bestimmter öffentlich-rechtlicher Banken, zum Teil auf staatliche Garantien zurückgreifen können. Durch den Zusammenschluss mit der UniCredit Gruppe beabsichtigt die HVB AG, ihre Marktposition und ihre Erfolgslage weiter zu verbessern. Gleichwohl kann nicht ausgeschlossen werden, dass eine weitere Wettbewerbsintensivierung – beispielsweise initiiert durch weitere nationale oder grenzüberschreitende Zusammenschlüsse von Banken – negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der HVB AG hat.

GEWINN- UND VERLUSTRECHNUNG DER BAYERISCHEN HYPO- UND VEREINSBANK AG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2005

Aufwendungen			2005	2004
	in Mio €	in Mio €	in Mio €	in Mio €
1 Zinsaufwendungen			8 569	8 416
2 Provisionsaufwendungen			279	268
3 Nettoaufwand aus Finanzgeschäften			—	—
4 Allgemeine Verwaltungsaufwendungen				
a) Personalaufwand				
aa) Löhne und Gehälter	1 461			1 245
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	385			363
		1 846		1 608
darunter: für Altersversorgung Mio € 179				(173)
b) andere Verwaltungsaufwendungen		1 427		1 341
			3 273	2 949
5 Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachanlagen			157	83
6 Sonstige betriebliche Aufwendungen			301	117
7 Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft			2 164	2 059
8 Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere			—	—
9 Aufwendungen aus Verlustübernahme			422	218
10 Außerordentliche Aufwendungen			555	2 880
davon: Aufwendungen für Restrukturierungen Mio € 330				(250)
Neubewertungsaufwand von Immobilien Mio € 225				(—)
Zuführung zu Sonderwertberichtigungen Mio € —				(2 500)
Aufwendungen für Risikoabschirmung Mio € —				(130)
11 Einstellungen in den Fonds für allgemeine Bankrisiken gemäß § 340 g HGB			1	—
12 Steuern vom Einkommen und vom Ertrag			230	68
13 Sonstige Steuern, soweit nicht unter Posten 6 ausgewiesen			6	4
14 Jahresüberschuss			993	—
Summe der Aufwendungen			16 950	**17 062**

Erträge		2005	2004
	in Mio €	in Mio €	in Mio €
1 **Zinserträge aus**			
a) Kredit- und Geldmarktgeschäften	10 054		9 915
b) festverzinslichen Wertpapieren und Schuldbuchforderungen	1 261		1 020
		11 315	10 935
2 **Laufende Erträge aus**			
a) Aktien und anderen nicht festverzinslichen Wertpapieren	264		188
b) Beteiligungen	97		54
c) Anteilen an verbundenen Unternehmen	491		440
		852	682
3 **Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen**		84	264
4 **Provisionserträge**		1 674	1 469
5 **Nettoertrag aus Finanzgeschäften**		395	168
6 **Erträge aus Zuschreibungen zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft**		1 146	764
7 **Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren**		1 310	79
8 **Sonstige betriebliche Erträge**		174	161
9 **Jahresfehlbetrag**		—	2 540
Summe der Erträge		**16 950**	**17 062**
1 **Jahresüberschuss/Jahresfehlbetrag**		993	– 2 540
2 **Entnahmen aus der Kapitalrücklage**		—	2 540
3 **Einstellungen in Gewinnrücklagen**			
a) in die gesetzliche Rücklage	—		—
b) in die Rücklage für eigene Anteile	2		—
c) in andere Gewinnrücklagen	800		—
		802	—
4 **Bilanzgewinn**		191	—

BILANZ DER BAYERISCHEN HYPO- UND VEREINSBANK AG ZUM 31. DEZEMBER 2005

Aktiva		31.12.2005	31.12.2004
	in Mio €	in Mio €	in Mio €
1 Barreserve			
a) Kassenbestand	420		429
b) Guthaben bei Zentralnotenbanken	2 907		3 436
darunter: bei der Deutschen Bundesbank			
Mio € 1 139			(890)
		3 327	3 865
2 Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind			
a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	22		34
darunter: bei der Deutschen Bundesbank refinanzierbar			
Mio € 21			(30)
b) Wechsel	151		220
darunter: bei der Deutschen Bundesbank refinanzierbar			
Mio € 151			(220)
		173	254
3 Forderungen an Kreditinstitute			
a) täglich fällig	17 442		14 927
b) andere Forderungen	39 642		31 347
		57 084	46 274
darunter: Hypothekendarlehen			
Mio € 3			(4)
Kommunalkredite			
Mio € 537			(421)
4 Forderungen an Kunden		161 570	168 535
darunter: Hypothekendarlehen			
Mio € 91 079			(98 487)
Kommunalkredite			
Mio € 15 462			(17 381)
andere durch Grundpfandrechte gesicherte Kredite			
Mio € 6 728			(7 994)
Übertrag:		222 154	218 928

Passiva			31.12.2005	31.12.2004
	in Mio €	in Mio €	in Mio €	in Mio €
1 Verbindlichkeiten gegenüber Kreditinstituten				
a) täglich fällig		17501		15105
b) mit vereinbarter Laufzeit oder Kündigungsfrist		78283		67667
			95784	82772
darunter: begebene Hypotheken-Namenspfandbriefe				
Mio € 3198				(3248)
begebene öffentliche Namenspfandbriefe				
Mio € 871				(1020)
zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte Hypotheken-Namenspfandbriefe				
Mio € 13				(14)
und öffentliche Namenspfandbriefe				
Mio € 27				(47)
2 Verbindlichkeiten gegenüber Kunden				
a) Spareinlagen				
aa) mit vereinbarter Kündigungsfrist von 3 Monaten	16288			16563
ab) mit vereinbarter Kündigungsfrist von mehr als 3 Monaten	185			207
		16473		16770
b) begebene Hypotheken-Namenspfandbriefe		12777		13679
c) begebene öffentliche Namenspfandbriefe		4354		4827
d) andere Verbindlichkeiten				
da) täglich fällig	37579			29265
db) mit vereinbarter Laufzeit oder Kündigungsfrist	33327			33398
darunter: zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte Hypotheken-Namenspfandbriefe				
Mio € 437				(480)
und öffentliche Namenspfandbriefe				
Mio € 244				(253)
		70906		62663
			104510	97939
Übertrag:			200294	180711

Aktiva			31.12.2005	31.12.2004
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			222 154	218 928
5 **Schuldverschreibungen und andere festverzinsliche Wertpapiere**				
a) Geldmarktpapiere				
aa) von öffentlichen Emittenten	92			307
darunter: beleihbar bei der Deutschen Bundesbank Mio € 89				(272)
ab) von anderen Emittenten	845			533
darunter: beleihbar bei der Deutschen Bundesbank Mio € 304				(461)
		937		840
b) Anleihen und Schuldverschreibungen				
ba) von öffentlichen Emittenten	13 208			13 706
darunter: beleihbar bei der Deutschen Bundesbank Mio € 10 250				(9 396)
bb) von anderen Emittenten	35 140			29 537
darunter: beleihbar bei der Deutschen Bundesbank Mio € 17 495				(14 862)
		48 348		43 243
c) eigene Schuldverschreibungen		5 044		4 847
Nennbetrag Mio € 4 862				(4 986)
			54 329	48 930
6 **Aktien und andere nicht festverzinsliche Wertpapiere**			15 538	9 804
7 **Beteiligungen**			1 129	1 182
darunter: an Kreditinstituten Mio € 23				(126)
an Finanzdienstleistungsinstituten Mio € —				(—)
8 **Anteile an verbundenen Unternehmen**			10 523	9 796
darunter: an Kreditinstituten Mio € 8 105				(6 723)
an Finanzdienstleistungsinstituten Mio € 98				(91)
Übertrag:			303 673	288 640

Passiva			31.12.2005	31.12.2004
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			200294	180711
3 **Verbriefte Verbindlichkeiten**				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe	33157			34455
ab) öffentliche Pfandbriefe	3690			8849
ac) sonstige Schuldverschreibungen	33553			36174
		70400		79478
b) andere verbriefte Verbindlichkeiten		1		6
darunter: Geldmarktpapiere				
Mio € —				(—)
eigene Akzepte und Solawechsel im Umlauf				
Mio € 1				(6)
			70401	79484
4 **Treuhandverbindlichkeiten**			569	448
darunter: Treuhandkredite				
Mio € 556				(435)
5 **Sonstige Verbindlichkeiten**			14836	11727
6 **Rechnungsabgrenzungsposten**				
a) aus dem Emissions- und Darlehensgeschäft		266		386
b) andere		367		381
			633	767
7 **Rückstellungen**				
a) Rückstellungen für Pensionen und				
ähnliche Verpflichtungen		1414		1394
b) Steuerrückstellungen		478		310
c) andere Rückstellungen		1788		1870
			3680	3574
8 **Nachrangige Verbindlichkeiten**			9022	9669
9 **Genussrechtskapital**			716	716
darunter: vor Ablauf von zwei Jahren fällig				
Mio € 102				(102)
10 **Fonds für allgemeine Bankrisiken**			291	290
Übertrag:			300442	287386

Aktiva		31.12.2005	31.12.2004
	in Mio €	in Mio €	in Mio €
Übertrag:		303673	288640
9 Treuhandvermögen		569	448
darunter: Treuhandkredite			
Mio € 556			(435)
10 Immaterielle Anlagewerte		285	53
11 Sachanlagen		389	731
12 Eigene Aktien oder Anteile		2	—
Nennbetrag Mio € —			(—)
13 Sonstige Vermögensgegenstände		7149	8012
14 Rechnungsabgrenzungsposten			
a) aus dem Emissions- und Darlehensgeschäft	349		476
b) andere	157		164
		506	640
Summe der Aktiva		**312573**	**298524**

Passiva			31.12.2005	31.12.2004
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			300 442	287 386
11 Eigenkapital				
a) gezeichnetes Kapital		2 252		2 252
eingeteilt in:				
Stück 736 145 540 auf den Inhaber lautende Stammaktien				
Stück 14 553 600 auf den Namen lautende Vorzugsaktien ohne Stimmrecht				
b) Kapitalrücklage		8 886		8 886
c) Gewinnrücklagen				
ca) gesetzliche Rücklage	—			—
cb) Rücklage für eigene Anteile	2			—
cc) andere Gewinnrücklagen	800			—
		802		—
d) Bilanzgewinn		191		—
			12 131	11 138
Summe der Passiva			**312 573**	**298 524**
1 Eventualverbindlichkeiten				
a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln		—		—
b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen		31 441		26 236
c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten		—		—
			31 441	26 236
2 Andere Verpflichtungen				
a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften		—		—
b) Platzierungs- und Übernahmeverpflichtungen		—		—
c) Unwiderrufliche Kreditzusagen		35 288		34 106
			35 288	34 106

ANHANG

Rechtsgrundlagen

Der Jahresabschluss der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) für das Geschäftsjahr 2005 ist nach den Rechnungslegungsvorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG), des Pfandbriefgesetzes (PfandBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute (RechKredV) aufgestellt worden.

Die Bank ist in allen wesentlichen Sparten einer Geschäftsbank und Pfandbriefbank tätig.

Die nach § 161 AktG vorgeschriebenen Erklärungen zum Corporate-Governance-Kodex sind auf unserer Internet-Seite www.hvb.com/entsprechenserklaerung veröffentlicht.

Bilanzierungs-, Bewertungs- und Ausweismethoden

Auf Änderungen der Bilanzierungs- und Bewertungsmethoden sowie auf Ausweisänderungen weisen wir bei den jeweiligen Positionen hin.

Schuldtitel öffentlicher Stellen und Wechsel (Aktivposten 2) sind mit ihrem Barwert, also um Abzinsungsbeträge gekürzt, ausgewiesen.

Die Bewertung unserer Forderungen (Aktivposten 3 und 4) erfolgt grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB. Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Einzelwertberichtigungen und Rückstellungen werden aufgelöst, soweit das Ausfallrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und ausgebucht wird.

Für Ausleihungen in Ländern mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über ein Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die Höhe des entsprechenden Wertberichtigungssatzes wird der jeweiligen aktuellen Risikosituation angepasst.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung. Bei der Bewertung der inländischen latenten Kreditrisiken wenden wir die Grundsätze der deutschen Finanzverwaltung zur steuerlichen Anerkennung von Pauschalwertberichtigungen bei Kreditinstituten an.

Wie die übrigen Forderungen setzen wir auch die Hypothekendarlehen mit ihrem Nennbetrag an. Unterschiede zwischen Nenn- und Auszahlungsbeträgen werden in die Rechnungsabgrenzung eingestellt und planmäßig erfolgswirksam aufgelöst.

Wertpapiere sind in den Bilanzpositionen Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten 5) sowie Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten 6) ausgewiesen. Die gesamten Wertpapiere haben wir nach definierten Kriterien wie Haltedauer und Geschäftszweck dem Handels-, Anlage- oder Liquiditätsvorsorgebestand (Wertpapiere, die weder Teil des Handelsbestandes sind noch wie Anlagevermögen behandelt werden) zugeordnet. Der Gesamtbestand der Bank besteht zum Bilanzstichtag zu 65,0% aus Handelsbeständen, zu 32,2% aus Wertpapieren der Liquiditätsvorsorge und zu 2,8% aus Wertpapieren, die wie Anlagevermögen behandelt wurden.

Die wie Anlagevermögen behandelten Wertpapiere bewerten wir nach den Vorschriften des § 253 Abs. 2 Satz 3 HGB, nach denen Abschreibungen nur bei einer voraussichtlich dauernden Wertminderung vorzunehmen sind. Dagegen werden Liquiditätsvorsorgebestände grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB bewertet. Liquiditätsvorsorgebestände, die in Portfolios strukturiert sind, behandeln wir nach den Grundsätzen der Bewertung von Bewertungseinheiten. Für gleiche Risikoarten bilden wir dazu ex ante definierte, strengen Voraussetzungen unterliegende und dokumentierte Bewertungseinheiten aus bilanzwirksamen Grundgeschäften (zum Beispiel festverzinsliche Wertpapiere) und dazugehörigen Hedgeinstrumenten (zum Beispiel Interest Rate Swaps). Innerhalb der einzelnen Bewertungseinheit verrechnen wir positive und negative Bewertungsergebnisse der einzeln bewerteten Finanzinstrumente. Ein sich insgesamt ergebender Bewertungsgewinn wird bei der Ergebnisermittlung grundsätzlich nicht berücksichtigt, für einen Verlustsaldo bilden wir Rückstellungen für drohende Verluste aus schwebenden Geschäften.

Handelsbestände fassen wir für Zwecke der Rechnungslegung mit Handelskontrakten zu Portfolios zusammen und bewerten sie mit differenzierten Methoden nach einem modifizierten Mark-to-Market-Verfahren. Die zusammengefassten Handelsbestände und -kontrakte werden zu Marktpreisen bewertet und – im Falle eines positiven Bewertungsüberhangs – um das mit mathematischen Verfahren berechnete Verlustpotenzial (Value-at-Risk) gekürzt, um sicherzustellen, dass keine unrealisierten Gewinne aus offenen Positionen in die Gewinn- und Verlustrechnung einfließen.

Ausführliche Angaben zu unseren bilanzunwirksamen Finanzkontrakten mit detaillierten Aufgliederungen des Nominalvolumens und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Beteiligungen und Anteile an verbundenen Unternehmen (Aktivposten 7 und 8) werden zu Anschaffungskosten oder – bei dauerhafter Wertminderung – zum niedrigeren beizulegenden Wert am Bilanzstichtag angesetzt.

Gewinne und Verluste bei Personengesellschaften sowie Gewinnausschüttungen von Kapitalgesellschaften erfassen wir bei Mehrheitsbeteiligungen periodengleich im Jahr des Entstehens.

Beim Ausweis der Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren (E. 7) sowie der Abschreibungen und Wertberichtigungen auf diese Finanzanlagen (A. 8) wenden wir das Wahlrecht des § 340 c Abs. 2 Satz 2 HGB an. Wir kompensieren die entsprechenden Aufwendungen und Erträge, die auch Erfolge aus der Veräußerung von Finanzanlagen enthalten.

Unter immaterielle Anlagewerte (Aktivposten 10) weisen wir Geschäfts- oder Firmenwerte sowie Software aus. Software bewerten wir zu Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von 3 bis 5 Jahren planmäßig abschreiben.

Unser Sachanlagevermögen (Aktivposten 11) bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögensgegenstände handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Dabei lehnen wir uns eng an die Abschreibungsvorschriften des § 7 EStG in Verbindung mit den amtlichen Abschreibungstabellen für Mobilien an. Geringwertige Wirtschaftsgüter werden im Anschaffungsjahr voll abgeschrieben und im Anlagespiegel als Zu- und Abgang gezeigt. Zugänge bei Vermögensgegenständen der Betriebs- und Geschäftsausstattung schreiben wir im Jahr der Anschaffung zeitanteilig ab.

Verbindlichkeiten (Passivposten 1 bis 3 sowie 8 und 9) passivieren wir mit ihrem Rückzahlungsbetrag; eine Differenz zum Ausgabebetrag wird als Rechnungsabgrenzungsposten erfasst und planmäßig aufgelöst. Verbindlichkeiten ohne laufende Zinszahlungen werden mit ihrem Barwert angesetzt.

Rückstellungen für Steuern, ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften (Passivposten 7) bemessen wir entsprechend den Grundsätzen vorsichtiger kaufmännischer Beurteilung in Höhe der voraussichtlichen Zahlungsverpflichtung. Der Ansatz erfolgt zum Nominalwert, soweit nicht die bilanzrechtlichen Vorschriften eine Abzinsung erfordern. Pensionsrückstellungen haben wir nach versicherungsmathematischen Grundsätzen (Rechnungszinsfuß 6%) mit dem Teilwert nach § 6 a EStG in Verbindung mit R 41 EStR in steuerlich maximal zulässiger Höhe gebildet. Wertguthaben der Mitarbeiter für Altersteilzeit wurden nach § 8 Altersteilzeitgesetz durch Einbringung oder Verpfändung von Wertpapieren an den Treuhänder gesichert.

Ergebnisunterschiede zwischen Handelsbilanz und Steuerbilanz, die sich im Zeitablauf voraussichtlich wieder ausgleichen (so genannte Timing Differences), werden in Nebenrechnungen erfasst. Aktivische und passivische latente Steuern werden saldiert. Ein verbleibender aktivischer Saldo wird gemäß § 274 Abs. 2 HGB nicht angesetzt.

Unser Jahresergebnis ist durch steuerlich bedingte Mehrabschreibungen bzw. unterlassene Zuschreibungen nicht beeinflusst worden.

Währungsumrechnung

Die Währungsumrechnung erfolgt nach den in § 340 h HGB vorgegebenen Grundsätzen. Daneben beachten wir die zur Währungsumrechnung für Kreditinstitute vom Bankenfachausschuss des Instituts der Wirtschaftsprüfer erlassene Stellungnahme 3/1995. Danach werden auf ausländische Währung lautende Vermögensgegenstände und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Wie Anlagevermögen behandelte Vermögensgegenstände ohne besondere Deckung werden demgegenüber mit ihrem Anschaffungskurs angesetzt. Nicht abgewickelte Termingeschäfte werden zum Terminkurs am Bilanzstichtag bewertet.

Erfolge, die sich aus der Währungsumrechnung bilanzwirksamer Positionen sowie aus der Bewertung von Terminkontrakten zum Jahresultimo ergeben, werden in der Gewinn- und Verlustrechnung berücksichtigt. Darin enthaltene Umrechnungsgewinne aus sich im Zahlungsverkehr ergebenden offenen Positionen werden zeitnah realisiert. Signifikante Erfolgsverschiebungen ergeben sich dabei nicht. Bei vorhandenen strategischen Währungspositionen bilden wir für negative Bewertungsergebnisse Rückstellungen für drohende Verluste aus schwebenden Geschäften. Nicht realisierte positive Bewertungsergebnisse bleiben dagegen außer Ansatz.

Laufzeitgliederung bestimmter Aktivposten

in Mio €		2005	2004
A 3 b)	Andere Forderungen an Kreditinstitute		
	mit Restlaufzeit bis 3 Monate	29854	22283
	mehr als 3 Monate bis 1 Jahr	2390	1895
	mehr als 1 Jahr bis 5 Jahre	4808	4778
	mehr als 5 Jahre	2590	2391
A 4)	Forderungen an Kunden		
	mit Restlaufzeit bis 3 Monate	13128	12806
	mehr als 3 Monate bis 1 Jahr	8894	9579
	mehr als 1 Jahr bis 5 Jahre	31014	32125
	mehr als 5 Jahre	92824	98203
	mit unbestimmter Laufzeit	15710	15822
A 5)	Schuldverschreibungen und andere festverzinsliche Wertpapiere		
	im Folgejahr fällig werdende Beträge	9643	9780

Laufzeitgliederung bestimmter Passivposten

in Mio €		2005	2004
P 1 b)	Verbindlichkeiten gegenüber Kreditinstituten		
	mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	48451	43738
	mehr als 3 Monate bis 1 Jahr	10 214	6712
	mehr als 1 Jahr bis 5 Jahre	11972	8690
	mehr als 5 Jahre	7646	8527
	Verbindlichkeiten gegenüber Kunden		
P 2 ab)	Spareinlagen mit vereinbarter Kündigungsfrist von mehr als 3 Monaten		
	mit Restlaufzeit bis 3 Monate	6	3
	mehr als 3 Monate bis 1 Jahr	60	58
	mehr als 1 Jahr bis 5 Jahre	119	146
	mehr als 5 Jahre	—	—
P 2 b)	Begebene Hypotheken-Namenspfandbriefe,		
P 2 c)	begebene öffentliche Namenspfandbriefe,		
P 2 db)	andere Verbindlichkeiten mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	20550	18919
	mehr als 3 Monate bis 1 Jahr	4564	4095
	mehr als 1 Jahr bis 5 Jahre	9978	12718
	mehr als 5 Jahre	15366	16172
	Verbriefte Verbindlichkeiten		
P 3 a)	Begebene Schuldverschreibungen		
	im Folgejahr fällig werdende Beträge	24687	24123
P 3 b)	Andere verbriefte Verbindlichkeiten		
	mit Restlaufzeit bis 3 Monate	1	6
	mehr als 3 Monate bis 1 Jahr	—	—
	mehr als 1 Jahr bis 5 Jahre	—	—
	mehr als 5 Jahre	—	—

Beziehungen zu verbundenen Unternehmen und zu Beteiligungsunternehmen

in Mio €	An/gegenüber verbundene(n) Unternehmen 2005	An/gegenüber verbundene(n) Unternehmen 2004	An/gegenüber Unternehmen mit Beteiligungs-verhältnis 2005	An/gegenüber Unternehmen mit Beteiligungs-verhältnis 2004
Forderungen an Kreditinstitute	20 069	14 552	126	147
Forderungen an Kunden	3 356	3 083	2 671	2 137
Schuldverschreibungen und andere festverzinsliche Wertpapiere	869	500	176	283
Verbindlichkeiten gegenüber Kreditinstituten	18 876	8 520	140	142
Verbindlichkeiten gegenüber Kunden	4 684	4 543	2 923	1 734
Verbriefte Verbindlichkeiten	4 011	5 828	118	156
Nachrangige Verbindlichkeiten	1 723	1 642	—	—

Treuhandgeschäfte

Die Gesamtbeträge des Treuhandvermögens und der Treuhandverbindlichkeiten gliedern sich in folgende Aktiv- und Passivpositionen:

in Mio €	2005	2004
Forderungen an Kreditinstitute	334	197
Forderungen an Kunden	222	237
Aktien und andere nicht festverzinsliche Wertpapiere	—	—
Beteiligungen	13	14
Sonstige Vermögensgegenstände	—	—
Treuhandvermögen	**569**	**448**
Verbindlichkeiten gegenüber Kreditinstituten	9	10
Verbindlichkeiten gegenüber Kunden	56	94
Verbriefte Verbindlichkeiten	504	344
Treuhandverbindlichkeiten	**569**	**448**

Vermögensgegenstände und Schulden in Fremdwährung

Unser Fremdwährungsvolumen besteht zu 64,1% aus USD, zu 13,9% aus GBP und zu 11,1% aus JPY.

in Mio €	2005	2004
Vermögensgegenstände	51 846	47 214
Schulden	47 751	45 928

Dargestellt sind die Euro-Gegenwerte aller Währungen. Betragliche Unterschiede zwischen Vermögensgegenständen und Schulden sind in der Regel durch außerbilanzielle Geschäfte ausgeglichen.

Nachrangige Vermögensgegenstände

Nachrangige Vermögensgegenstände sind in folgenden Aktivposten enthalten:

in Mio €	2005	2004
Forderungen an Kreditinstitute	1 466	1 572
Forderungen an Kunden	366	528
Schuldverschreibungen und andere festverzinsliche Wertpapiere	1 149	875
Aktien und andere nicht festverzinsliche Wertpapiere	107	81
darunter: eigene Genussscheine aus Marktpflegebeständen	2	3

Wertpapiere und Finanzanlagen

Die in den entsprechenden Bilanzpositionen enthaltenen börsenfähigen Wertpapiere teilen sich nach börsennotierten und nicht börsennotierten Wertpapieren wie folgt auf:

in Mio €	Börsenfähige Wertpapiere 2005	Börsenfähige Wertpapiere 2004	davon: börsennotiert 2005	davon: börsennotiert 2004	davon: nicht börsennotiert 2005	davon: nicht börsennotiert 2004
Schuldverschreibungen und andere festverzinsliche Wertpapiere	54 329	48 930	46 770	43 848	7 559	5 082
Aktien und andere nicht festverzinsliche Wertpapiere	11 397	7 213	11 379	6 981	18	232
Beteiligungen	474	491	473	473	1	18
Anteile an verbundenen Unternehmen	6 892	5 879	6 892	5 734	—	145

Die gesamten Handelsbestände werden nach einem modifizierten Mark-to-Market-Verfahren bewertet (siehe auch Abschnitt Bilanzierungs-, Bewertungs- und Ausweismethoden). Die Differenz zwischen den Anschaffungskosten und dem Marktwert der Wertpapiere des Handelsbestandes beträgt 973 Mio €. Es ist allerdings zu beachten, dass die Wertpapiere des Handelsbestandes grundsätzlich im Rahmen unserer Hedgestrategie mit Derivaten gesichert werden und die Marktwerte der Derivate gegenläufige Effekte haben.

Eigene Aktien

Zum Jahresende 2005 belief sich der Bestand an eigenen Aktien bei der HVB AG auf 64 021 Stück. Dieser Gesamtbestand an eigenen Aktien am Bilanzstichtag erforderte eine Rücklage für eigene Anteile von 2 Mio €.

Der Erwerb eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 29. April 2004 und 12. Mai 2005 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 69 682 294 Stück Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 70 079 893 Stück Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 20,41 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 20,42 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 209 Mio € bzw. 9,3% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtsjahres auf 1 394 758 Aktien, das entspricht einem Betrag von 4,2 Mio € bzw. 0,2% des Grundkapitals.

Am 31. Dezember 2005 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 247 304 eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,7 Mio € bzw. einem Anteil von 0,0% des Grundkapitals.

Immaterielle Anlagewerte

Den in 2004 im Zusammenhang mit der Verschmelzung der VuW AG auf die HVB AG ermittelten Geschäfts- oder Firmenwert in Höhe von 53 Mio € haben wir im Geschäftsjahr 2005 voll abgeschrieben.

System- und Anwendungssoftware weisen wir gemäß IDW RS HFA 11 im Geschäftsjahr 2005 erstmals unter immaterielle Anlagewert aus.

Sonstige Vermögensgegenstände

in Mio €	2005	2004
Bezahlte Prämien für		
noch nicht fällige Optionsgeschäfte	4 996	5 047
Gewinnansprüche	539	597
Inkassopapiere wie Schecks,		
fällige Schuldverschreibungen,		
Zins- und Dividendenscheine	305	229
Bewertungsausgleichsposten für		
gebundene Währungspositionen	235	682
Kapitalanlagen bei Lebens-		
versicherungsgesellschaften	215	183
Fusionsbedingte Zeitwertdifferenzen		
aus VuW AG-Portfolios	194	250
Ansprüche auf Steuererstattungen	173	185
Bewertungsausgleichsposten		
aus Handelsbeständen	35	480
Gesellschaftsanteile		
zur Weiterveräußerung	1	1
Kaufpreisforderungen	—	21

Entwicklung des Anlagevermögens

in Mio €	Anschaffungs-/ Herstellungskosten	Zugänge Geschäftsjahr	Abgänge Geschäftsjahr	Umbuchungen Geschäftsjahr[2]
	1	2	3	4
Immaterielle Anlagewerte	53	128	74	426
davon: Geschäfts- oder Firmenwert	53	—	53	—
Software	—	128	21	426
Sachanlagen	1 260	35	164	- 417
davon: im Rahmen der eigenen Tätigkeit				
genutzte Grundstücke und Gebäude	301	6	—	—
Betriebs- und Geschäftsausstattung	959	29	164	- 417
Andere Vermögensgegenstände des Anlagevermögens	25	—	—	—
	Anschaffungs- kosten			Veränderungen +/–[1]
Beteiligungen	1 793			- 664
Anteile an verbundenen Unternehmen	10 947			- 424
Wertpapiere des Anlagevermögens	3 595			-1 676

[1] Von der Zusammenfassungsmöglichkeit des § 34 Abs. 3 RechKredV wurde Gebrauch gemacht.

[2] In der Spalte Umbuchungen Geschäftsjahr zeigen wir neben Wertveränderungen aus der Währungsumrechnung auch die Ausweisänderung von Software.

[3] Ausweis unter außerordentliche Aufwendungen, Aufwendungen für Restrukturierung.

Aktive Rechnungsabgrenzungsposten

in Mio €	2005	2004
Disagio aus Verbindlichkeiten	339	420
Agio aus Forderungen	10	56

Sicherheitenübertragung für eigene Verbindlichkeiten

Für nachstehende Verbindlichkeiten wurden Vermögensgegenstände in Höhe von insgesamt 39 087 Mio € als Sicherheit übertragen.

in Mio €	2005	2004
Verbindlichkeiten gegenüber Kreditinstituten	32 781	30 227
Verbindlichkeiten gegenüber Kunden	4 892	4 546
Rückstellungen für Pensionen und ähnliche Verpflichtungen	1 414	1 394

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben.

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögensgegenstände mit einem Buchwert von 27 489 Mio € verpensioniert. Die Vermögensgegenstände sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich überwiegend um Offenmarktgeschäfte mit der Deutschen Bundesbank und Geschäfte an internationalen Geldmärkten.

Im Rahmen eines Contractual Trust Arrangement (CTA) haben wir Vermögenswerte und Sicherheiten an den Treuhänder zur Absicherung von Pensions- und Altersteilzeitverpflichtungen gegeben. Gemäß § 8 a AltTZG müssen Wertguthaben, die das Dreifache des Regelarbeitsentgelts einschließlich des darauf entfallenen Arbeitgeberanteils am Gesamtsozialversicherungsbeitrag übersteigen durch den Arbeitgeber gegen das Risiko der Zahlungsunfähigkeit abgesichert werden. Bilanzielle Rückstellungen sowie zwischen Konzernunternehmen begründete Einstandspflichten gelten nicht als geeignete Sicherungsmittel.

Zuschreibungen Geschäftsjahr	Abschreibungen kumuliert	Planmäßige Abschreibungen Geschäftsjahr	Außerplanmäßige Abschreibungen[3] Geschäftsjahr	Restbuchwert 31. 12. 2005	Restbuchwert 31. 12. 2004
5	6	7	8	9	10
—	248	101	104	285	53
—	—	53	—	—	53
—	248	48	104	285	—
—	325	56	—	389	731
—	33	23	—	274	291
—	292	33	—	115	440
—	—	—	—	25	25
				Restbuchwert 31. 12. 2005	Restbuchwert 31. 12. 2004
				1 129	1 182
				10 523	9 796
				1 919	3 875

Sonstige Verbindlichkeiten

in Mio €	2005	2004
Enthaltene Prämien für noch nicht fällige Optionsgeschäfte	6 046	5 372
Verbindlichkeiten aus Wertpapier-Short-Positionen	5 245	3 440
Verpflichtungen aus Schuldübernahmen	1 492	1 361
Bewertungsausgleichsposten aus Handelsbeständen	762	—
Verbindlichkeiten aus Zuschüssen an und Verlustübernahmen von Tochtergesellschaften	415	208
Ausgleichsposten für Swapgeschäfte und gebundene Währungspositionen	134	659
Fusionsbedingte Zeitwertdifferenzen aus VuW AG-Portfolios	132	169
Noch nicht fällige Zinsen auf Genussrechtskapital	50	50

Passive Rechnungsabgrenzungsposten

Die Disagien aus zum Nennwert bilanzierten Forderungen betragen 232 Mio €.

Rückstellungen

In der Position andere Rückstellungen sind die nachfolgend aufgeführten Posten enthalten:

in Mio €	2005	2004
Rückstellungen im Kreditgeschäft	321	368
Rückstellungen für drohende Verluste aus schwebenden Geschäften	147	465
Rückstellungen für ungewisse Verbindlichkeiten	956	720
darunter:		
Prämienzahlungen für Sparverträge	26	26
Jubiläumszahlungen	79	77
Zahlungen für Vorruhestand, Altersteilzeit u. Ä.	73	85
Zahlungen an Mitarbeiter	349	262
Rückstellungen für Restrukturierung	364	317
Andere Rückstellungen insgesamt	**1 788**	**1 870**

Nachrangige Verbindlichkeiten

In dieser Position sind anteilige Zinsen in Höhe von 42 Mio € enthalten. Im Jahr 2005 sind Zinsaufwendungen von 474 Mio € angefallen.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung nicht entstehen. Im Falle der Insolvenz oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden. Bei bankaufsichtsrechtlichen Eigenmitteln werden diese nachrangigen Verbindlichkeiten als Ergänzungskapital oder Drittrangmittel angerechnet.

Im Gesamtbetrag ist kein Einzelposten enthalten, der 10% der nachrangigen Verbindlichkeiten übersteigt.

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich aus den folgenden Emissionen zusammen:

Emittent	WKN	Emissionsjahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
1 Bayerische Hypo- und Vereinsbank AG	802180	1997	Inhaber-Genussscheine	409	6,75	2007
2 Bayerische Hypo- und Vereinsbank AG	811707	1995	Inhaber-Genussscheine	102	8,50	2005
3 Bayerische Hypo- und Vereinsbank AG	788119	2001	Inhaber-Genussscheine	100	6,30	2011
4 Bayerische Hypo- und Vereinsbank AG	HVOCLA	2004	Inhaber-Genussscheine	10	6,78	2010
5 Bayerische Hypo- und Vereinsbank AG	HVOCLB	2004	Inhaber-Genussscheine	10	6,90	2011
6 Bayerische Hypo- und Vereinsbank AG	HVOCLL	2004	Inhaber-Genussscheine	10	7,08	2010
7 Bayerische Hypo- und Vereinsbank AG	HVOCLP	2004	Inhaber-Genussscheine	10	7,20	2010
8 Bayerische Hypo- und Vereinsbank AG	HVOCLQ	2004	Inhaber-Genussscheine	10	7,20	2010
9 Bayerische Hypo- und Vereinsbank AG	HVOCLC	2004	Inhaber-Genussscheine	8	6,90	2011
10 Bayerische Hypo- und Vereinsbank AG	HVOCLD	2004	Inhaber-Genussscheine	6	6,90	2011
11 Bayerische Hypo- und Vereinsbank AG	HVOCLF	2004	Inhaber-Genussscheine	5	6,90	2011
12 Bayerische Hypo- und Vereinsbank AG	HVOCLG	2004	Inhaber-Genussscheine	5	6,90	2011
13 Bayerische Hypo- und Vereinsbank AG	HVOCLH	2004	Inhaber-Genussscheine	5	6,93	2011
14 Bayerische Hypo- und Vereinsbank AG	HVOCLJ	2004	Inhaber-Genussscheine	5	6,93	2011
15 Bayerische Hypo- und Vereinsbank AG	HVOCLK	2004	Inhaber-Genussscheine	5	6,98	2011
16 Bayerische Hypo- und Vereinsbank AG	HVOCLM	2004	Inhaber-Genussscheine	5	7,08	2010
17 Bayerische Hypo- und Vereinsbank AG	HVOCLN	2004	Inhaber-Genussscheine	5	7,08	2010
18 Bayerische Hypo- und Vereinsbank AG	HVOCLR	2004	Inhaber-Genussscheine	5	6,93	2011
19 Bayerische Hypo- und Vereinsbank AG	HVOCLE	2004	Inhaber-Genussscheine	1	6,90	2011

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf. Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine. Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig. Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Die Genussscheine Nr. 1 sowie Nr. 3 bis Nr. 19 stellen für die Bank Eigenmittel im Sinne von § 10 Abs. 5 KWG dar.

EIGENKAPITAL

Entwicklung des bilanziellen Eigenkapitals

	in Mio €	in Mio €
Gezeichnetes Kapital		
Stand 1.1.2005	2 252	
Stand 31.12.2005		2 252
Kapitalrücklage		
Stand 1.1.2005	8 886	
Stand 31.12.2005		8 886
Gewinnrücklagen		
Gesetzliche Rücklage		
Stand 1.1.2005	—	
Stand 31.12.2005		—
Rücklage für eigene Anteile		
Stand 1.1.2005	—	
Einstellungen aus dem Jahresüberschuss	2	
Stand 31.12.2005		2
Andere Gewinnrücklagen		
Stand 1.1.2005	—	
Einstellungen aus dem Jahresüberschuss	800	
Stand 31.12.2005		800
Bilanzgewinn		
Stand 1.1.2005	—	
Jahresüberschuss	993	
Einstellungen aus dem Jahresüberschuss in die Rücklage für eigene Anteile	- 2	
Einstellungen aus dem Jahresüberschuss in die anderen Gewinnrücklagen	- 800	
Stand 31.12.2005		191
Eigenkapital Stand 31.12.2005		12 131

Genehmigtes Kapital

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2005 in Mio €
2001	22.5.2006	780	137

Der auf der Hauptversammlung vom 29. April 2004 verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde im Hinblick auf Einwendungen von Aktionären vom Registergericht noch nicht eingetragen und ist daher derzeit noch nicht wirksam.

Bedingtes Kapital

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2005 in Mio €
2003	14.5.2008	375	375

Anteile am Grundkapital der HVB AG über 5%

in %	2005	2004
UniCredito Italiano S.p.A.	93,9	—
Münchener Rückversicherungs-Gesellschaft AG	—	18,4

Anteilsbesitzliste gemäß § 285 Nr. 11 HGB

Die vollständige Aufstellung des Anteilsbesitzes als Bestandteil des Anhangs ist beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse www.hvb.com/anteilsbesitzliste abgerufen werden.

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

Eine Gewinn- und Verlustrechnung in Staffelform haben wir in den Lagebericht aufgenommen.

Dienstleistungsgeschäfte gegenüber Dritten

Wesentliche Dienstleistungen gegenüber Dritten erbrachten wir in der Depot- und Vermögensverwaltung sowie in der Vermittlung von Versicherungen, Bausparverträgen und Fondsanteilen.

Geographische Aufteilung der Erträge

Die
- Zinserträge,
- laufenden Erträge aus Aktien und anderen nicht festverzinslichen Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen,
- Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen,
- Provisionserträge,
- sonstigen betrieblichen Erträge sowie
- das Nettoergebnis aus Finanzgeschäften

verteilen sich regional wie folgt:

in Mio €	2005	2004
Deutschland	12 383	12 024
Übriges Europa	1 230	1 073
Amerika	507	279
Asien	374	305

Aufgliederung der sonstigen betrieblichen Erträge und Aufwendungen

Die sonstigen betrieblichen Aufwendungen enthalten unter anderem
- Abschreibungen auf sonstige Vermögensgegenstände,
- Zuführungen zu diversen Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen,
- Zuschüsse an Tochterunternehmen sowie
- Aufwendungen für die Betriebsgemeinschaft und das Personal.

Außerdem sind in den sonstigen betrieblichen Erträgen weiterberechnete Personal- und Sachkosten sowie Erträge aus der Auflösung von Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen, enthalten.

Außerordentliche Aufwendungen

Unter der Position außerordentliche Aufwendungen weisen wir Aufwendungen für Restrukturierungen im Zusammenhang mit dem Unternehmenszusammenschluss mit der UniCredito Italiano S.p.A. in Höhe von 330 Mio € aus. Darin enthalten sind Aufwendungen für die Bildung von Restrukturierungsrückstellungen in Höhe von 132 Mio €, Abschreibungen für Software in Höhe von 104 Mio €, Honorare in Höhe von 58 Mio € sowie sonstige Restrukturierungsaufwendungen in Höhe von 36 Mio €. Die gesamten Restrukturierungsaufwendungen beinhalten insgesamt 25 Mio € für Abfindungen bzw. Rückstellungen für Abfindungen für frühere Mitglieder des Vorstands und der ersten operativen Führungsebene.

Ein weiterer Aufwand entstand aus einem Ertragszuschuss an unsere Tochter HVB Gesellschaft für Gebäude Beteiligungs GmbH in Höhe von 225 Mio €, der im Zusammenhang mit der konservativen Neubewertung von übernommenen Immobilien erforderlich wurde.

Steuern vom Einkommen und vom Ertrag

Die Steuern vom Einkommen und vom Ertrag entfallen in vollem Umfang auf das Ergebnis der gewöhnlichen Geschäftstätigkeit.

Jahresüberschuss

Die HVB AG erzielte 2005 einen Jahresüberschuss in Höhe von 993 Mio €. Aus dem Jahresüberschuss haben wir 800 Mio € gemäß §58 Abs. 2a AktG in die anderen Gewinnrücklagen und 2 Mio € in die Rücklage für eigene Anteile eingestellt. Der Hauptversammlung am 23. Mai 2006 schlagen wir vor zu beschließen, aus dem verbleibenden Bilanzgewinn in Höhe von 191 Mio € einen Vorausgewinnanteil von 0,064 € je Vorzugsaktie (insgesamt 1 Mio €) und eine Dividende von 0,25 € je Stammaktie und je Vorzugsaktie zu zahlen. Gemäß § 6 unserer Satzung ist den Vorzugsaktionären ein Anspruch auf Nachzahlung des Vorausgewinnanteiles als selbstständiges Recht eingeräumt. Es wird deshalb für die Jahre 2002 bis 2004 eine Nachzahlung in Höhe von 3 Mio € geleistet.

Haftungsverhältnisse und sonstige finanzielle Verpflichtungen

Der Gesamtbetrag der Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen von 31441 Mio € setzt sich im Einzelnen wie folgt zusammen:

in Mio €	2005	2004
Kreditbürgschaften	9186	6133
Erfüllungsgarantien und Gewährleistungen	19419	17669
Außenhandelsbezogene Bürgschaften (Akkreditive)	2836	2434

Die unwiderruflichen Kreditzusagen in Höhe von 35288 Mio € beziehen sich im Einzelnen auf:

in Mio €	2005	2004
Buchkredite	31707	30986
Hypotheken- und Kommunaldarlehen	1054	1055
Avalkredite	2390	1845
Wechselkredite	137	220

Sonstige finanzielle Verpflichtungen entstehen insbesondere im Immobilien- und IT-Bereich. Sie belaufen sich auf 305 Mio € jährlich. Ein wesentlicher Teilbereich davon entfällt auf Verträge mit Tochtergesellschaften. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Zum Bilanzstichtag haben wir Wertpapiere im Wert von 7800 Mio € als Sicherheit für Geschäfte an der Terminbörse Eurex Frankfurt AG, Frankfurt am Main sowie gegenüber Clearingstellen (Clearstream Banking S. A., Luxembourg und Clearstream Banking AG, Frankfurt am Main) verpfändet.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind in der Gewinn- und Verlustrechnung berücksichtigt worden. Zugunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2005 auf 519 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß § 24 GmbHG bestanden bei drei Gesellschaften mit beschränkter Haftung in Höhe von 16 Mio €.

Gemäß § 26 GmbHG bestand bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, Ende 2005 eine anteilige Nachschusspflicht in Höhe von 45 Mio € und bei der CMP Fonds I GmbH in Höhe von 14 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an vier Personengesellschaften.

Gemäß § 5 Abs.10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs.1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für unsere Bausparkassentochter abgegeben.

Honorierung des Abschlussprüfers

Das im Geschäftsjahr als Aufwand erfasste Honorar für den Abschlussprüfer KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft setzt sich im Einzelnen wie folgt zusammen:

in Mio €	2005
Honorar für	
die Abschlussprüfung	7
sonstige Bestätigungs- oder Bewertungsleistungen	1
Steuerberatungsleistungen	—
sonstige Leistungen	3

Patronatserklärungen

Für die folgenden Gesellschaften trägt die HVB AG, abgesehen vom Fall des politischen Risikos, bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, München[1]
Financial Markets Service Bank GmbH, München
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
Bank Austria Creditanstalt Aktiengesellschaft, Wien[1]
HVB Bank Latvia AS, Riga
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg
mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Wien
HVB Risk Management Products Inc., New York
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft verringert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2005 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden, werden weder von obiger noch von früher abgegebenen Patronatserklärungen erfasst.

Bankaufsichtsrechtliche Eigenmittel

Die Eigenmittel bestehen gemäß § 10 Abs. 2 KWG aus dem haftenden Eigenkapital und den Drittrangmitteln und betragen 17 912 Mio €.

Das haftende Eigenkapital setzt sich aus dem Kern- und Ergänzungskapital zusammen und beträgt 17 510 Mio €.

Derivative Finanzinstrumente

Ausführliche Angaben zu unseren derivativen Finanzinstrumenten mit detaillierten Aufgliederungen des Nominalvolumens, der Marktwerte und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Mitarbeiter

Der durchschnittliche Personalstand beträgt:

	2005	2004
Mitarbeiter (ohne Auszubildende)	20 343	19 105
davon:		
Vollzeitbeschäftigte	16 223	15 299
Teilzeitbeschäftigte	4 120	3 806
Auszubildende	1 077	1 029

Nach der Betriebszugehörigkeit ergibt sich folgendes Bild:

in %	Mitarbeiterinnen	Mitarbeiter (ohne Auszubildende)	2005 insgesamt	2004 insgesamt
Betriebszugehörigkeit				
25 Jahre und darüber	13,1	19,4	15,9	18,6
15 bis unter 25 Jahre	21,9	20,0	21,0	21,7
10 bis unter 15 Jahre	23,2	15,7	19,9	25,3
5 bis unter 10 Jahre	18,4	17,7	18,1	21,0
unter 5 Jahren	23,4	27,2	25,1	13,4

Organbezüge

in Mio €	2005	2004
Mitglieder des Vorstands	16	9[1]
Mitglieder des Aufsichtsrats	1	1
Mitglieder des Beirats und des europäischen Beraterkreises	—	1
Frühere Mitglieder des Vorstands und deren Hinterbliebene	12[2]	9

[1] Darin enthalten ist 1 Mio €, ausgezahlt im Geschäftsjahr 2004, die nicht im Jahresabschluss 2003 enthalten war.

[2] Hinsichtlich der Abfindungszahlungen verweisen wir auf unsere Erläuterungen zu den außerordentlichen Aufwendungen.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2005 Pensionsrückstellungen in Höhe des nach versicherungsmathematischen Grundsätzen gemäß § 6 a EStG ermittelten Teilwertes von 90 Mio € (2004: 97 Mio €).

Organkredite

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen sowie der eingegangenen Haftungsverhältnisse wie folgt dar:

in Mio €	2005	2004
Mitglieder des Vorstands	1	9
Mitglieder des Aufsichtsrats	1	2

Organe

Aufsichtsrat

Alessandro Profumo
seit 29.11.2005,
Vorsitzender seit 2.12.2005

Dr. Dr. h.c. Albrecht Schmidt
Vorsitzender
bis 27.11.2005

Peter König
Stellv. Vorsitzender

Dr. Lothar Meyer
Stellv. Vorsitzender seit 2.12.2005

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender
bis 28.11.2005

Dr. Manfred Bischoff
bis 27.7.2005

Aldo Bulgarelli
seit 29.11.2005

Dr. Mathias Döpfner
bis 28.11.2005

Volker Doppelfeld
bis 27.11.2005

Beate Dura-Kempf
seit 9.3.2006

Paolo Fiorentino
seit 29.11.2005

Dario Frigerio
seit 29.11.2005

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
bis 28.11.2005

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis
seit 29.11.2005

Dr. Diether Münich
vom 28.7.2005 bis 28.11.2005

Herbert Munker
bis 8.3.2006

Roberto Nicastro
seit 29.11.2005

Vittorio Ogliengo
seit 29.11.2005

Gerhard Randa
vom 12.5.2005 bis 28.11.2005

Carlo Salvatori
seit 29.11.2005

Dr. Siegfried Sellitsch
bis 12.5.2005

Prof. Dr. Wilhelm Simson
bis 27.11.2005

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Vorstand

Johann Berger
seit 1.4.2005

Willibald Cernko
seit 23.2.2006

Jan-Christian Dreesen
vom 1.1.2006 bis 9.2.2006

Rolf Friedhofen
seit 1.1.2006

Dr. Stefan Jentzsch
bis 4.11.2005

Dr. Michael Kemmer
bis 22.12.2005

Heinz Laber
seit 1.1.2006

Michael Mendel
bis 18.11.2005

Christine Novakovic,
ehemals Licci
vom 17.1.2005 bis 4.11.2005

Dieter Rampl
Sprecher des Vorstands
bis 31.12.2005

Gerhard Randa
bis 12.5.2005

Dr. Stefan Schmittmann (stellv.)
seit 1.1.2006

Ronald Seilheimer
seit 1.1.2006

Matthias Sohler
seit 1.1.2006

Dr. Wolfgang Sprißler
Sprecher des Vorstands seit 11.1.2006

Andrea Umberto Varese
seit 1.1.2006

Andreas Wölfer
seit 1.1.2006

VERZEICHNIS DER MITGLIEDER DER ORGANE SOWIE DEREN MANDATE[1]

Aufsichtsrat

Name Beruf Wohnort	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaften in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Alessandro Profumo Chief Executive Officer der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005, Vorsitzender seit 2.12.2005	Deutsche Börse AG, Frankfurt	UniCredit Banca Mobiliare (UBM), Mailand[2], UniCredit Banca, Bologna[2], UniCredit Banca d'Impresa S.p.A., Verona[2], UniCredit Private Banking, Turin[2], UniCredit Xelion Banca, Mailand[2], Mediobanca, Mailand, Olimpia, Mailand
Dr. Dr. h.c. Albrecht Schmidt Ehemaliger Sprecher des Vorstands der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Grasbrunn, Vorsitzender bis 27.11.2005	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, München, Siemens AG, Berlin und München	Thyssen'sche Handelsgesellschaft mbH, Mülheim/Ruhr
Peter König Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München, stellv. Vorsitzender		BVV Versicherungsverein des Bankgewerbes a.G.
Dr. Lothar Meyer Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, Bergisch Gladbach, stellv. Vorsitzender seit 2.12.2005	DKV Deutsche Krankenversicherung AG, Köln (Vorsitzender)[2], Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (Vorsitzender)[2], Hamburg-Mannheimer Versicherungs-AG, Hamburg (Vorsitzender)[2], Victoria Krankenversicherung AG, Düsseldorf (Vorsitzender)[2], Victoria Lebensversicherung AG, Düsseldorf (Vorsitzender)[2], Victoria Versicherung AG, Düsseldorf (Vorsitzender)[2]	
Dr. Hans-Jürgen Schinzler Ehemaliger Vorsitzender des Vorstands der Münchener Rückversicherungs- Gesellschaft Aktiengesellschaft und Vorsitzender des Aufsichtsrats der Münchener Rückversicherungs- Gesellschaft Aktiengesellschaft, Ottobrunn, stellv. Vorsitzender bis 28.11.2005	Deutsche Telekom AG, Bonn, Metro AG, Düsseldorf, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, München (Vorsitzender)	UniCredito Italiano S.p.A., Genua, seit 11.1.2006
Dr. Manfred Bischoff Chairman of the Board of EADS N.V., Starnberg, bis 27.7.2005	DaimlerChrysler Luft- und Raumfahrt Holding AG, München (Vorsitzender)[2], DaimlerChrysler Aerospace AG, Ottobrunn (Vorsitzender)[2], FRAPORT AG, Frankfurt/Main, Gerling Konzern Versicherungs- Beteiligungs-AG, Köln, J.M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Chairman of the Board)[2], EADS Participations B.V., Amsterdam[2], Royal KPN N.V., Haaglanden, Nortel Networks Corporation, Nortel Networks Limited Brampton (Ontario), Canada, UniCredito Italiano S.p.A., Genua, seit 11.1.2006, SMS GmbH, Düsseldorf
Aldo Bulgarelli Rechtsanwalt, Verona, seit 29.11.2005		

[1] Stand: 31.1.2006
[2] Konzernmandat

Aufsichtsrat

Name Beruf Wohnort	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaften in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Mathias Döpfner Vorsitzender des Vorstands der Axel Springer AG, Potsdam, bis 28.11.2005	ProSiebenSAT.1 Media AG, Unterföhrung, Schering AG, Berlin	Aktuell Presse-Fernsehen GmbH, Hamburg, dpa Deutsche Presse Agentur GmbH, Hamburg, Leipziger Verlags- und Druckereigesellschaft mbH & Co. KG, Leipzig
Volker Doppelfeld Ehemaliges Mitglied des Vorstands der BMW AG, Mitglied des Aufsichtsrats der BMW AG, Münsing, bis 27.11.2005	BMW AG, München, D.A.S. Deutscher Automobil Schutz Allgmeine Rechtsschutz-Versicherungs-AG, München, IWKA AG, Karlsruhe, bis 9.11.2005	Bizerba GmbH & Co. KG, UniCredito Italiano S.p.A., Genua, seit 11.1.2006
Beate Dura-Kempf Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf, seit 9.3.2006		
Paolo Fiorentino Head of Global Banking Services Division, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005		UniCredit Produzioni Accentrate S.p.A., Mailand[2], Bank Pekao SA, Polen, Warschau, UniCredit Real Estate S.p.A., Mailand[2], UniCredit Servizi Informativi S.p.A., Mailand[2], UniCredit Banca S.p.A., Bologna[2], Zagrebacka Banka, Croatia, Zagreb, UniCredit Private Banking S.p.A., Turin[2]
Dario Frigerio Head of Private Banking and Asset Management Division, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005		Pioneer Global Asset Management S.p.A., Mailand[2], UniCredit Private Banking S.p.A., Turin[2], Pioneer Investment Management Ltd., Dublin[2], Pioneer Investment Management SGRp.A., Mailand[2], UniCredit Xelion Banca S.p.A., Mailand[2], Pioneer Global Opportunities PLC, Dublin[2], Pioneer Alternative Investment Management, Dublin[2], Pioneer Investment Management USA Inc., Boston[2], Capital Italia Luxembourg SICAV
Klaus Grünewald Fachbereichsleiter FB1, Landesbezirk Bayern der Vereinten Dienstleistungsgewerkschaft e.V., Gröbenzell	Fiducia IT AG, Karlsruhe	
Anton Hofer Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Nürnberg		
Max Dietrich Kley Ehemaliger stellv. Vorsitzender des Vorstands der BASF AG, Mitglied des Aufsichtsrats der BASF AG, Heidelberg, bis 28.11.2005	BASF AG, Ludwigshafen, Infineon Technologies AG, München (Vorsitzender), Schott AG, Mainz, SGL Carbon AG, Wiesbaden (Vorsitzender), HeidelbergCement AG, Heidelberg	UniCredito Italiano S.p.A., Genua, seit 11.1.2006

[1] Stand: 31.1.2006
[2] Konzernmandat

Aufsichtsrat

Name Beruf Wohnort	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaften in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Friedrich Koch Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim		
Hanns-Peter Kreuser Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München		
Ranieri de Marchis Chief Financial Officer, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005		UniCredit Real Estate S.p.A., Mailand[2], Locat S.p.A., Bologna[2], Koç Bank AS, Istanbul[2], Koç Finansal Hizmetler AS, Istanbul[2], Yapi Kredi Bankasi AS, Istanbul[2]
Dr. Diether Münich Rechtsanwalt, München, vom 28.7.2005 bis 28.11.2005	HVB Immobilien AG, München, Internationales Immoblien-Institut GmbH, München, Tivoli Grundstücks-Aktiengesellschaft, München (Vorsitzender)	UniCredito Italiano S.p.A., Genua, seit 11.1.2006
Herbert Munker Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Leinburg, bis 8.3.2006		Pensionskasse der HypoVereinsbank, München[2]
Roberto Nicastro Head of Retail Division, Management Committee der UniCredito Italiano S.p.A., Mailand, seit 29.11.2005		UniCredit Banca S.p.A., Bologna[2], UniCredit Clarima Banca, Mailand[2], CreditRas Assicurazioni S.p.A., Mailand[2], CreditRas Vita S.p.A., Mailand[2], UniCredit Banca d'Impresa S.p.A., Verona[2]
Vittorio Ogliengo Head of Corporates/SME Division, Management Committee der UniCredito Italiano S.p.A., Parma, seit 29.11.2005		UniCredit Banca d'Impresa S.p.A., Verona[2]
Gerhard Randa Ehemaliges Mitglied des Vorstands der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Executive Vice President Magna International Inc., Wien, vom 12.5.2005 bis 28.11.2005		Austrian Airlines Österr. Luftverkehrs AG, Wien
Carlo Salvatori Mitglied und bis 11.1.2006 Chairman of the Board of Directors der UniCredito Italiano S.p.A., Parma, seit 29.11.2005		UniCredito Italiano S.p.A., Genua bis 11.1.2006 (Chairman of the Board of Directors)[2], Mediobanca, Mailand, R.A.S. – Riunione Adriatica di Sicurtà, Mailand, CreditRas Vita S.p.A., Mailand[2], CreditRas Assicurazioni S.p.A., Mailand[2]

[1] Stand: 31.1.2006
[2] Konzernmandat

Aufsichtsrat

Name Beruf Wohnort	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaften in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Siegfried Sellitsch Vorsitzender des Vorstands der Wiener Städtische Wechselseitigen Versicherungsanstalt Vermögensverwaltung, Wien, bis 12. 5. 2005		Bank Winter & Co. Aktiengesellschaft, Wien (Vorsitzender), Böhler-Uddeholm Aktiengesellschaft, Wien, Österreichische Unilever Gesellschaft mbH, Wien, UBM-Realitätenentwicklung AG, Wien (Vorsitzender), Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg
Prof. Dr. Wilhelm Simson Ehemaliger Vorsitzender des Vorstands der E.ON AG und Mitglied des Aufsichtsrats der E.ON AG, Trostberg, bis 27. 11. 2005	E.ON AG, Düsseldorf, Frankfurter Allgemeine Zeitung GmbH, Frankfurt/Main, Merck KGaA, Darmstadt (Vorsitzender seit 1. 1. 2006)	Jungbunzlauer Holding AG, Chur, Freudenberg & Co., Weinheim (Gesellschafterausschuss), E. Merck OHG, Darmstadt (Gesellschafterrat)
Prof. Dr. Dr. h.c. Hans-Werner Sinn Präsident des ifo Instituts für Wirtschaftsforschung, Gauting	Thüga AG, München	
Maria-Magdalena Stadler Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Pullach		
Ursula Titze Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Neusäß		
Jens-Uwe Wächter Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten		
Helmut Wunder Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld		

[1] Stand: 31. 1. 2006
[2] Konzernmandat

Vorstand

Name	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaften in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Johann Berger seit 1.4.2005	Bavaria Film GmbH, München, seit 30.9.2005,	Bavaria Filmkunst GmbH, München, seit 30.6.2005 HVB Banque Luxembourg Société Anonyme, Luxemburg[2], seit 3.3.2005
Willibald Cernko seit 23.2.2006		Asset Management GmbH, Wien (Vorsitzender)[2], BA-CA Administration Service GmbH, Wien[2], Bank Austria Creditanstalt Finanzservice GmbH, Wien (Vorsitzender)[2], Bank Austria Creditanstalt Leasing GmbH, Wien[2], Bank Austria Creditanstalt Versicherung AG, Wien[2], Bank für Tirol und Vorarlberg AG, Innsbruck, BANKPRIVAT AG, Wien (Vorsitzender)[2], Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg, EBPP Electronic Bill Presentment and Payment GmbH, Wien, NOTARTREUHANDBANK AG, Wien, Österreichische Hotel- und Tourismusbank GmbH, Wien, Schoellerbank AG, Wien (Vorsitzender)[2], Stahl Judenburg GmbH, Judenburg, Union Versicherungs-Aktiengesellschaft, Wien, ViSA-SERVICE Kreditkarten AG, Wien
Jan-Christian Dreesen vom 1.1.2006 bis 9.2.2006	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München[2]	HVB Finanzberatung GmbH, München[2]
Rolf Friedhofen seit 1.1.2006	HVB Immobilien AG, München[2], seit 26.4.2005, HVB Informations-Verarbeitungs-GmbH, München[2], seit 31.5.2005, HVB Systems GmbH, Unterföhring[2], seit 22.4.2005	HVB Profil Gesellschaft für Personalmanagement mbH, München[2]
Dr. Stefan Jentzsch bis 4.11.2005	Infineon Technologies AG, München, Premiere AG, Unterföhring, seit 9.3.2005	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], bis 27.1.2006, Deutsches Museum, München
Dr. Michael Kemmer bis 22.12.2005	HVB Immobilien AG, München[2], bis 10.1.2006 Resba GmbH, Hof	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], vom 19.5.2005 bis 27.1.2006
Heinz Laber seit 1.1.2006	HVB Pensionsfonds AG, München[2]	BVV Versicherungsverein des Bankgewerbes a.G., Berlin, HVB Profil Gesellschaft für Personalmanagement mbH, München (Vorsitzender)[2]
Michael Mendel bis 18.11.2005	Aveco Holding AG, Frankfurt/Main, BioM Aktiengesellschaft Munich Bio Tech Development, Planegg, GI Ventures Aktiengesellschaft, München, Kennemetal Hertel AG, Fürth, Rhön-Klinikum AG, Bad Neustadt/Saale	Bank Austria Creditanstalt Aktiengesellschaft, Wien (Vorsitzender)[2], bis 27.1.2006, HVB Life Science GmbH & Co. Beteiligungs-KG, München[2], MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, München

[1] Stand: 31.1.2006
[2] Konzernmandat

Vorstand

Name	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaften in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Christine Novakovic ehemals **Licci** vom 17. 1. 2005 bis 4. 11. 2005	DAB Bank AG, München, vom 13. 5. 2005 bis 9. 3. 2006, HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München vom 13. 9. 2005 bis 31. 12. 2005	
Dieter Rampl Sprecher bis 31. 12. 2005	Bayerische Börse AG, München (Vorsitzender), BodeHewitt Beteiligungungs AG, Grünwald bei München, FC Bayern München AG, München, Koenig & Bauer AG, Würzburg	UniCredito Italiano S.p.A., Genua (Vorsitzender), seit 11. 1. 2006
Gerhard Randa bis 12. 5. 2005		Austrian Airlines Österr. Luftverkehrs AG, Wien
Dr. Stefan Schmittmann (stellvertretend) seit 1. 1. 2006	Bankhaus Neelmeyer AG, Bremen (Vorsitzender)[2], Deutsche Schiffsbank AG, Bremen/Hamburg, Schaltbau Holding AG, München, Verlagsgruppe Weltbild GmbH, Augsburg	Bayerische Landesanstalt für Aufbaufinanzierung (LfA), München
Ronald Seilheimer seit 1. 1. 2006	Chemie Pensionsfonds AG, München[2], HVB Capital Partners AG, München (Vorsitzender)[2], HVB Payments & Services GmbH, München[2], HVB Pensionsfonds AG, München (Vorsitzender)[2]	CA IB Corporate Finance Beratungs-Gesellschaft m.b.H., Wien[2], HVB Banque Luxembourg Société Anonyme, Luxemburg[2], HVB Consult GmbH, München (Vorsitzender)[2], HVB Principal Equity GmbH, München (Vorsitzender)[2], Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München (Vorsitzender)[2]«
Matthias Sohler seit 1. 1. 2006	HVB Informations-Verarbeitungs-GmbH, München (Vorsitzender)[2], seit 31. 5. 2005, HVB Systems GmbH, Unterföhring (Vorsitzender)[2], seit 22. 4. 2005	
Dr. Wolfgang Sprißler Sprecher seit 11. 1. 2006	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, Thyssen-Krupp Services AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg, HVB Banque Luxembourg Société Anonyme, Luxemburg (Vorsitzender)[2]
Andrea Umberto Varese seit 1. 1. 2006		Locat Croatia, Zagreb, Locat Russia, Moskau, Pekao Leasing, Warschau
Andreas Wölfer seit 1. 1. 2006	Activest Investmentgesellschaft mbH, München (Vorsitzender)[2], DAB Bank AG, München[2], Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[2], PlanetHome AG, München[2]	Activest Investmentgesellschaft Luxembourg S.A., Luxemburg (Vorsitzender)[2], Asset Management GmbH, Wien[2], Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt-Gruppe GmbH, Wien[2], HVB Capital Management, Inc., New York (Vorsitzender)[2], HVB Finanzberatung GmbH, München (Vorsitzender)[2]

[1] Stand: 31. 1. 2006
[2] Konzernmandat

Zusammenstellung der Mandate von Mitarbeitern

Name	Mandate in anderen gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften
Dr. Wolfgang Bassermann	Dermapharm AG, Grünwald, Michael Huber München (MHM) Holding GmbH, Kirchheim
Juergen Cancik	HVB Immobilien AG, München[2], Internationales Immobilien-Institut GmbH, München (Vorsitzender)[2]
Lutz Diederichs	Vereinsbank Victoria Bauspar Aktiengesellschaft, München[2], Köhler & Krenzer Fashion AG, Ehrenberg, Westfalenbank Aktiengesellschaft, Bochum[2]
Henning Giesecke	Rothenberger AG, Kelkheim
Matthias Glückert	Oechsler AG, Ansbach
Thomas Grasse	Bavaria Film GmbH, München
Klaus Greger	HVB Payments & Services GmbH, München[2]
Franz Herrlein	HVB Immobilien AG, München[2]
Dr. Rainer Krütten	Activest Investmentgesellschaft mbH, München[2], Financial Markets Service Bank GmbH, München[2], Internationales Immobilien-Institut, München[2]
Raimund Meilner	Activest Investmentgesellschaft mbH, München[2]
Michael Papenfuß	Bankhaus Neelmeyer AG, Bremen[2], Beate Uhse AG, Flensburg, Westfalenbank Aktiengesellschaft, Bochum[2]
Frank Roth	Financial Markets Service Bank GmbH, München (Vorsitzender)[2], HVB Informations-Verarbeitungs-GmbH, München[2], HVB Payments & Services GmbH, München[2], HVB Systems GmbH, Unterföhring[2]
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Werner Schmidt	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main
Christopher Schütz	Financial Markets Service Bank GmbH, München[2]
Dr. Peter Stopfer	Chemie Pensionsfonds AG, München[2]
Wolfgang Strobel	HVB Pensionsfonds AG, München[2]
Torsten Temp	Bankhaus Neelmeyer AG, Bremen[2]
Raymond Trotz	Internationales Immobilien-Institut GmbH, München[2]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt/Main, EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt/Main, Financial Markets Service Bank GmbH, München[2], HVB Immobilien AG, München[2], HVB Informations-Verarbeitungs-GmbH, München[2], HVB Payments & Services GmbH, München (Vorsitzender)[2], HVB Systems GmbH, Unterföhring[2]

[1] Stand: 31.1.2006
[2] Konzernmandat

ANGABEN ZUM HYPOTHEKENBANKGESCHÄFT

Deckungsrechnung

in Mio €	2005	2004
A. Hypothekenpfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute		
Hypothekendarlehen	—	1
2. Forderungen an Kunden		
Hypothekendarlehen	52 287	55 104
Weitere Deckungswerte[1]		
1. Andere Forderungen an Kreditinstitute	1 000	—
2. Schuldverschreibungen und andere festverzinsliche Wertpapiere	950	1 329
3. Ausgleichsforderungen gegen die öffentliche Hand	—	—
Zwischensumme	**54 237**	**56 434**
Summe der deckungspflichtigen Hypothekenpfandbriefe	48 165	50 399
Überdeckung	**6 072**	**6 035**
B. Öffentliche Pfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute	524	508
Hypothekendarlehen	—	—
Kommunalkredite	524	508
2. Forderungen an Kunden	12 819	15 199
darunter:		
Hypothekendarlehen	1 622	1 847
Kommunalkredite	10 505	12 383
3. Schuldverschreibungen und andere festverzinsliche Wertpapiere	1 709	1 951
Weitere Deckungswerte[2]		
Andere Forderungen an Kreditinstitute	50	1 300
Zwischensumme	**15 102**	**18 958**
Summe der deckungspflichtigen öffentlichen Pfandbriefe	8 910	14 650
Überdeckung	**6 192**	**4 308**

[1] Gemäß § 19 Abs. 1 PfandBG.
[2] Gemäß § 20 Abs. 2 PfandBG.

Im Umlauf befindliche Pfandbriefe und dafür verwendete Deckungswerte

in Mio €	Nominal	Barwert	Risikobarwert
	2005	2005	2005
1. Hypothekenpfandbriefe			
Deckungswerte[1]	54 237	58 110	56 387
davon: Derivate	—	—	—
Hypothekenpfandbriefe	48 165	51 496	49 980
Überdeckung	**6 072**	**6 614**	**6 407**
2. Öffentliche Pfandbriefe			
Deckungswerte[2]	15 102	16 140	15 672
davon: Derivate	—	—	—
Hypothekenpfandbriefe	8 910	9 710	9 351
Überdeckung	**6 192**	**6 430**	**6 321**

[1] Einschließlich weitere Deckungswerte gemäß § 19 Abs. 1 PfandBG.
[2] Einschließlich weitere Deckungswerte gemäß § 20 Abs. 2 PfandBG.

Laufzeitstruktur der im Umlauf befindlichen Pfandbriefe sowie Zinsbindungsfristen der entsprechenden Deckungswerte

in Mio €	Deckungswerte	Pfandbriefe
	2005	2005
1. Hypothekenpfandbriefe[1]		
bis zu 1 Jahr	11 772	12 670
mehr als 1 Jahr bis 5 Jahre	28 096	20 620
mehr als 5 Jahre bis 10 Jahre	12 624	13 785
mehr als 10 Jahre	1 745	1 090
	54 237	**48 165**
2. Öffentliche Pfandbriefe[2]		
bis zu 1 Jahr	4 775	2 737
mehr als 1 Jahr bis 5 Jahre	6 805	2 623
mehr als 5 Jahre bis 10 Jahre	2 574	2 118
mehr als 10 Jahre	948	1 432
	15 102	**8 910**

[1] Einschließlich weitere Deckungswerte gemäß § 19 Abs. 1 PfandBG; nach Zinsbindungsfristen bzw. nach Restlaufzeiten bei Pfandbriefen.
[2] Einschließlich weitere Deckungswerte gemäß § 20 Abs. 2 PfandBG; nach Zinsbindungsfristen bzw. nach Restlaufzeiten bei Pfandbriefen.

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Größengruppen

in Mio €	2005
Hypothekendeckungswerte	
bis einschließlich € 300 000,–	32 584
mehr als € 300 000,–	
bis einschließlich € 5 000 000,–	14 055
mehr als € 5 000 000,–	5 648
	52 287

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Gebieten, in denen die beliehenen Grundstücke liegen, sowie nach Nutzungsart

in Mio €	Hypothekendeckungswerte	
	Wohnzwecken dienend	gewerblich genutzte Grundstücke
	2005	2005
1. Deutschland		
Wohnungen	13 208	—
Einfamilienhäuser	13 519	—
Mehrfamilienhäuser	11 240	—
Bürogebäude	—	5 526
Handelsgebäude	—	4 233
Industriegebäude	—	987
Sonstige gewerblich genutzte Gebäude	—	1 137
Unfertige, noch nicht ertragsfähige Neubauten	1 119	1 158
Bauplätze	61	67
	39 147	**13 108**
2. Frankreich/Monaco		
Wohnungen	—	—
Einfamilienhäuser	4	—
Mehrfamilienhäuser	1	—
Bürogebäude	—	5
Unfertige, noch nicht ertragsfähige Neubauten	—	—
	5	**5**
3. Italien/San Marino		
Wohnungen	—	—
Einfamilienhäuser	1	—
Mehrfamilienhäuser	1	—
	2	**—**
4 Luxemburg		
Bürogebäude	—	4
	—	**4**
5. Niederlande		
Bürogebäude	—	13
	—	**13**
6. Österreich		
Wohnungen	1	—
Einfamilienhäuser	—	—
Mehrfamilienhäuser	—	—
	1	**—**
7. Spanien		
Wohnungen	2	—
Unfertige, noch nicht ertragsfähige Neubauten	—	—
	2	**—**
	39 157	**13 130**

Zur Deckung von öffentlichen Pfandbriefen verwendete Forderungen nach Art des Schuldners bzw. der gewährleistenden Stelle und deren Sitzland

in Mio €	Deckungswerte
	2005
1. Deutschland	
Staat	327
Regionale Gebietskörperschaften	4 483
Öffentliche Gebietskörperschaften	6 393
Sonstige	3 283
	14 486
2. Europa[1]	
Sonstige	—
	—
3. Griechenland	
Staat	436
Sonstige	59
	495
4. Italien	
Regionale Gebietskörperschaften	20
	20
5. Österreich	
Staat	10
	10
6. Spanien	
Regionale Gebietskörperschaften	20
Öffentliche Gebietskörperschaften	21
	41
	15 052

[1] Europäische Gemeinschaft für Kohle und Stahl.

Rückständige Leistungen

Die rückständigen Leistungen bei Hypothekenforderungen bzw. öffentlichen Forderungen aus Fälligkeiten vom 1. Oktober 2004 bis 30. September 2005 verteilen sich auf:

in Mio €	Deckungswerte
	2005
1. Rückständige Leistungen auf Hypothekenforderungen	
Deutschland	52
Frankreich	—
	52
2. Rückständige Leistungen auf öffentliche Forderungen	
Deutschland	
Regionale Gebietskörperschaften[1]	2
Sonstige[1]	9
	11

[1] Öffentlich verbürgte Forderungen.

Rückzahlungen und Zwangsmaßnahmen

		Hiervon entfallen auf	
		Gewerblich genutzt 2005 in Mio €	Wohnzwecken dienend 2005 in Mio €
1. Rückzahlungen			
durch Amortisation		338	803
in sonstiger Weise		15	126
		353	**929**
2. Zwangsmaßnahmen	Anzahl der Fälle		
a) am 31. 12. 2005 anhängige			
Zwangsversteigerungsverfahren	1 614	124	1 490
Zwangsverwaltungsverfahren	91	29	62
Zwangsversteigerungsverfahren und Zwangsverwaltungsverfahren	1 083	134	949
	2 788	**287**	**2 501**
b) in 2005 durchgeführte			
Zwangsversteigerungsverfahren	**2 571**	**220**	**2 351**

Zinsrückstände

Die rückständigen Zinsen auf Hypothekendeckungswerte aus Fälligkeiten vom 1. Oktober 2004 bis 30. September 2005 beliefen sich auf 14 Mio €. Die Rückstände verteilen sich auf:

in Mio €	2005
Gewerblich genutzte Grundstücke	4
Wohnzwecken dienende Grundstücke	10

Der vorliegende Jahresabschluss wurde am 20. März 2006 aufgestellt.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Berger Cernko Friedhofen Laber Schmittmann (stellv.)

Seilheimer Sohler Sprißler Varese Wölfer

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung sowie Anhang – unter Einbeziehung der Buchführung und den Lagebericht der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2005 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss den gesetzlichen Vorschriften und den ergänzenden Bestimmungen der Satzung und vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht steht im Einklang mit dem Jahresabschluss, vermittelt ein zutreffendes Bild von der Lage der Gesellschaft und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

München, den 21. März 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Geib	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

FINANZKALENDER

Termine 2006

Veröffentlichung des Jahresabschlusses 2005	22. März 2006
Hauptversammlung	23. Mai 2006
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2006	Erscheinungstermin: 11. Mai 2006
Zwischenbericht zum 30. Juni 2006	Erscheinungstermin: 12. September 2006
Zwischenbericht zum 30. September 2006	Erscheinungstermin: 14. November 2006

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:

Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com

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Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 21. 3. 2006
Auslieferung: 28. 3. 2006

Printed in Germany

Annual Report

HVB AG

File No.
82-3777

HypoVereinsbank

Member of UniCredit Group

MANAGEMENT REPORT

BUSINESS SITUATION AND TRENDS

Structure and business operations

Legal structure and organizational structure

Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HVB AG") was the product of the merger of Bayerische Vereinsbank Aktiengesellschaft and Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft in 1998.

HVB AG has been an affiliated company of UniCredito Italiano S.p.A., Genoa, (UniCredit) since November 2005. Since the conclusion of the tender offer in Germany on November 17, 2005, UniCredit has held a 93.93% stake in HVB AG. HVB Group has been a sub-group and thus a major part of the UniCredit Group since then.

The ordinary shares of HVB AG are admitted to official trading on all German stock exchanges, as well as on the Vienna Stock Exchange, Euronext in Paris, and the SWX Swiss Exchange.

HVB AG offers a comprehensive range of banking and financial products and services to private and corporate customers as well as public-sector customers. Our range extends from mortgage loans and banking services for consumers, private banking, business loans, and foreign trade finance through to fund products, advisory and brokerage services, securities transactions, and asset management.

Business segments

In fiscal 2005, HVB AG was divided into two operational business segments – Germany and Corporates & Markets – and the Real Estate Restructuring business segment.

The Germany business segment consists of HVB AG's banking business, including its asset management activities, in Germany with private customers, professionals, and companies. Excluded from this are large German or international corporations that require significant capital markets services and are therefore served by the Corporates & Markets business segment. To provide our customers with optimum services, the business segment is broken down into the business units Private Customers, Corporate Customers and Professionals, and Real Estate.

The Corporates & Markets business segment comprises the capital market-oriented business operations of HVB AG, and is responsible for selected corporate customers, many of which are listed on German or other European stock exchanges. The business segment's institutional customers include industrial enterprises, financial institutions, insurance companies, central banks, other large public institutions, and major investors.

The Real Estate Restructuring business segment (RER) was formed on January 1, 2005 by transferring the workout portfolios of the entire German real estate finance business of HVB AG previously assigned to the Germany business segment together with the remaining portfolios of the Real Estate Workout segment. The aim of the new RER segment is to completely eliminate the allocated portfolios, by exploiting various options and the opportunities arising from the development of the real estate markets.

Major sales markets, competitive position, and facilities
HVB AG is one of the major banks in Germany, with a strong presence in selected regions.

Moreover, we have regional offices in the world's main financial centers.

A breakdown of our offices by region is provided in the section entitled "Offices" below.

Organization of management and control
The Management Board of HVB AG is the managing body of HVB Group. The Management Board provides the Supervisory Board with regular, timely, and comprehensive reports on all issues relevant to corporate planning, strategic development, the course of business, and the state of HVB Group, including the risk situation.

The Supervisory Board of HVB AG is composed of equal numbers of representatives of shareholders and employees. The task of the Supervisory Board is to monitor and advise the Management Board as it conducts business. To support its work, the Supervisory Board maintained five committees in the year under review: the Remuneration & Nomination Committee, the Audit Committee, the Negotiating Committee, the Strategy and Business Development Committee, and the Risk Committee. The latter two were dissolved with effect from December 31, 2005.

HVB AG conducts risk monitoring and risk management on a Groupwide basis. The monitoring systems are geared to identifying risks at an early stage. Controlling and risk management were combined under the area of responsibility of the Chief Risk Officer, who reported to the Risk Committee of the Supervisory Board on a regular basis, in 2005. Please refer to the Risk Report for further details.

A list of all the members of the Management Board and Supervisory Board of HVB AG is given in the section entitled "Executive boards" in the notes.

Basic features of the compensation system
The compensation paid to members of the Management Board is determined by the Remuneration & Nomination Committee of the Supervisory Board. In 2005, it comprised fixed and variable components: fixed compensation, variable compensation featuring profit-related components (performance bonus), and a long-term incentive again taking the form of share-based compensation (phantom stocks) in 2005. The target amounts of these three compensation components have been weighted equally to date; in other words, each target amount makes up approximately one-third of the total compensation. The reasonableness of the compensation is based on the tasks and the personal contribution of the member of the Management Board, the performance of the Management Board overall, the general economic situation, and the future potential of the company seen against the backdrop of its peer group.

The size of the performance bonus depends on certain targets set at the beginning of each fiscal year by the Management Board and the Remuneration & Nomination Committee of the Supervisory Board being met. Among the elements comprising the basis for assessment at present is the consolidated profit. In addition, individual targets are set in the area of responsibility of each member of the Management Board. The performance bonus is disbursed together with the compensation for April of the following year.

For fiscal 2005, the members of the Management Board were again allotted a sum of money equivalent to a certain number of HVB shares after the expiry of three years as a long-term incentive. As the shares only serve as a basis for calculating the level of the cash payment, they are referred to as phantom stocks. After three years have passed, the members of the Management Board will then be paid the stock market value of the shares at such time in cash, unless a different agreement is reached in conjunction with the premature termination of the position. This is how the members of the Management Board are directly involved in the movement of the HVB share price, because the amount of the payment is based on the price of the shares when the three-year period expires. Phantom stocks are allotted primarily in line with the average price of the HVB share during the past fiscal year in comparison with the weighted average price of a benchmark basket composed of at least eight stocks of European financial institutions of similar size and structure to HVB AG. None of the financial institutions involved is weighted at more than 20% within the basket. The Remuneration & Nomination Committee of the Supervisory Board decided on the composition of the benchmark at the outset of 2005. If the average price of the HVB shares matches the benchmark, phantom stocks can be allotted up to a fixed euro amount determined in advance by the Remuneration & Nomination Committee of the Supervisory Board. If the average price of the HVB share outperforms or underperforms the benchmark, the euro amount is increased by 3% for each commenced 1% outperformance, and is reduced by 3% for each commenced 1% underperformance. The equivalent amount of the allotted phantom stocks is capped; it may not exceed 200% of the target amount for this compensation component. The Supervisory Board saw no reason to modify the parameters on account of the combination with UniCredit, as the price of the HVB share rose much faster than the price of the peer group stocks in the first half of 2005 and generally paralleled the peer group in the second half of the year. Consideration is being given to offering the members of the Management Board the option of switching their phantom stocks to UniCredit shares for the calculation base of this model.

Information on the amount of compensation paid to members of the Management Board is provided in the notes.

In addition to their regular compensation, the members of the Management Board have received pension commitments under a defined benefit plan, if they joined before the end of 2004. Since 2005, new members joining the Management Board are provided with a defined contribution plan. This means that they will additionally receive an individually agreed percentage of the compensation paid for the prior year as deferred compensation for future retirement benefits. By paying into a fund, pension capital is built up which is available for benefits when the benefits become payable. Compared with the defined benefit plan, this has the advantage that all of the company's obligations under the Board member's contract are fulfilled in this way and that there will be no burden on future years through changes in the calculation of provisions.

In the course of the combination with the UniCredit Group, a new compensation system was introduced that is applicable from 2006.

The compensation paid to members of the Supervisory Board is regulated in Article 15 of the Articles of Incorporation of HVB AG. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board receive fixed compensation of €15,000.00 payable upon conclusion of the fiscal year and dividend-dependent compensation of €400.00 for every €0.01 dividend paid above the amount of €0.12 per no par share. The chairman of the Supervisory Board receives twice the compensation stated, the deputy chairmen one and a half times the compensation stated. Furthermore, the Supervisory Board is entitled to a fixed annual compensation of €370,000.00 payable upon conclusion of the fiscal year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution.

Under the terms of these arrangements, members of the Strategy and Business Development Committee, the Audit Committee, and the Risk Committee each receive an annual compensation of €20,000.00 for fiscal 2005. The chairmen of the committees receive twice this amount.

Information on the amount of compensation paid to members of the Supervisory Board is provided in the notes.

Internal management

One of HVB AG's most important objectives is a sustained increase of corporate value. To take account of capital market requirements and the necessity of value-based management, we have implemented the concept of dual steering. The overriding goal of value creation in the sense of shareholder value can thus be transferred to the operational business segments.

Essentially, this concept requires a return from two capital resources. One is the regulatory (or used core) capital and the other risk capital, in other words the economic capital actually required to cover risks identified on the basis of internal models. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units. A detailed description of this issue is given in the risk report under the section entitled "Overall bank management".

Economic conditions

General economic conditions in 2005

Although the global economy slackened during last year, it remained robust at an average annual growth rate of just under 3.5% after 4% in 2004. The growth engines in this connection were the United States, expanding 3.5% in 2005, China at just under 10%, and the emerging economies of Asia, up 6.75%. However, there was a noticeable slow-down during the year, primarily in the United States, which caused growth in the last quarter of 2005 to fall below 3.25% again. The reasons for this were the cessation of monetary and fiscal policy stimuli, the continued rise in the foreign trade deficit, and problems encountered in the automotive industry.

Following a rather moderate first six months, the euro area experienced a significant upturn in the second half of the year. The continuing steady demand for exports boosted growth in the euro zone. There was also a marked recovery in investment demand, notably in Germany. German investment picked up as much as it did on the average during previous upturns. Hence, the domestic growth rate matched the rest of the euro area for the first time in years.

- At an average of 0.9% in 2005, GDP growth in Germany was significantly lower than in the prior year (1.6%). A statistical effect is also responsible for this performance, in the form of a lower number of working days.
- Persistently high energy prices caused consumer prices to rise by 2% year-on-year after 1.75% in 2004.
- Unemployment averaged 4.86 million in 2005 after 4.39 million in the prior year. The rise is partly due to a change in the way statistics have been compiled, since welfare recipients were included in the statistics with the introduction of the Hartz IV reform.
- Current estimates put the current account surplus at 3.4% of GDP after 3.8% in 2004.
- The public-sector deficit fell slightly, from 3.7% of GDP to 3.5%.
- Long-term interest rates continued to decline, falling to 3.30% at the end of 2005 after 3.68% in 2004. The European Central Bank raised the refinancing rate from 2% to 2.25% in December 2005.

In 2005, growth in Austria was 1.8%, lower than the 2.4% recorded for 2004. The main factors causing this development were the weak first quarter, which saw a decline in investment (due to tax deductibles being brought forward to 2004 to take advantage of tax benefits before they expired in 2005) and exports. However, based on a significant increase in exports and a slight improvement in consumer demand, there was a clear rise in economic growth over the year as a whole. At 2.1%, inflation remained relatively moderate in spite of the rise in oil prices.

The economy of the CEE countries was in good shape again in 2005. The eight new EU member states and the three candidates Bulgaria, Croatia, and Romania grew by an average of about 4.25% last year.

Sector conditions in 2005

2005 can be viewed as a year of change in the German banking sector. While discussions often focused on the structural problems of the German banking system in recent years, the last fiscal year was marked by the first changes made in this respect. While various signs suggest that the German banking industry is facing lasting changes, the cross-border combination between HVB Group and the UniCredit Group is a clear indication that the consolidation of the European banking system is already underway. We assume that cross-border banking services, which are currently of minor overall significance, will become much more significant in future.

In fiscal 2005, there was a noticeable improvement in the general economic climate in spite of several difficult economic indicators, such as a sharp rise in oil prices and a persistently weak trend in private consumption. The German financial services industry succeeded in achieving generally pleasing results not least for this reason. There was a rise notably in operating revenues.

Despite a weak second quarter, there was a further significant increase in activities on capital markets by both private and institutional investors compared with the prior year. In particular, the German stock market saw a clear upturn. Heavier demand for innovative capital market products and the repeated rise in trading volumes generally had a favorable impact on banks' trading profit and net commission income during the year. In addition, net commission income benefited especially from the fact that banks have consistently geared their range of services to tailor-made products in recent years as a response to the change in needs of companies capable of tapping the capital markets.

By contrast, there was no significant change in 2005 in the continuing very low level of yields on ten-year German Treasury bonds. The burden on earnings was nevertheless kept within bounds despite the resulting flat yield curve. The successful diversification of income sources in recent years and strict compliance with risk-adjusted pricing was an essential requirement in this connection.

The further slight improvement in the economic climate helped to keep provisions for losses on loans and advances at a stable, or in some cases declining, level compared with last year. The efficient application of banks' risk management systems also contributed to this effect. Financial institutions profited from cost-cutting measures already initiated in previous years also in the area of general administrative expenses.

Important events impacting the course of business

On June 12, 2005, HVB Group and the UniCredit Group announced their intention to join forces to form the first truly European bank. Since the conclusion of the tender offer in Germany on November 17, 2005, UniCredit has held 93.93% of the capital stock and voting rights in HVB AG.

The business combination contains high synergy potential. Based on this synergy potential and the original business plans of the UniCredit Group and HVB Group, the new group is looking to increase the earnings per share of the UniCredit Group to €0.56 for 2007.

The integration of the existing HVB Group into the UniCredit Group is required to realize this synergy potential. The fourth quarter was marked by integration and restructuring measures which will continue in 2006.

Income statement

As in the previous year, the Bank's 2005 income statement was impacted by non-recurring items which mainly affected totals not included in the operating result. In addition, only the results for the second half of the year for the former Vereins- und Westbank Aktiengesellschaft (VuW AG) are included in the prior year results on account of the retroactive merger as of July 1, 2004. Hence a comparison with prior year figures is only of limited value.

- Net interest income rose to €3,682 million. In particular, interest gained from lending and money market operations, fixed-income securities, regular income from equity securities and other variable-yield securities as well as shareholdings and investments in affiliated companies contributed to this increase. The result also benefited from exchange rate effects resulting from the conversion of the results of our foreign branches. Income from profit-pooling agreements, profit-and-loss transfer agreements, and partial profit-and-loss transfer agreements was lower.

Income statement

	2005	2004		Change
	€ millions	€ millions	€ millions	in %
Net interest income	3,682	3,465	217	6.3
Net commission income	1,395	1,201	194	16.1
Net income from financial operations	395	168	227	
General administrative expenses	3,364	3,032	332	11.0
Personnel expense	1,846	1,608	238	14.8
Other administrative expenses[1]	1,518	1,424	94	6.6
Other operating income less other operating expenses	(127)	44	(171)	
Operating result before provisions for losses on loans and advances	**1,981**	**1,846**	**135**	**7.3**
Provisions for losses on loans and advances	1,018	1,295	(277)	(21.4)
Operating result	**963**	**551**	**412**	**74.6**
Restructuring costs	330	250	80	31.9
Allocation to special provisions for bad debts	—	2,500	(2,500)	(100.0)
Extraordinary expenses	225	—	225	
Other income less other expenses	822	(269)	1,091	
Transfers to the special fund for general banking risks	1	—	1	
Pre-tax income (loss)	**1,229**	**(2,468)**	**3,697**	
Taxes	236	72	164	
Net income (loss) for the year	993	(2,540)	3,533	
Reversals of additional paid-in capital	—	2,540	(2,540)	(100.0)
Allocations to retained earnings	802	—	802	
Profit available for distribution	**191**	**—**	**191**	

[1] including standard depreciation on property, plant and equipment

- Net commission income was boosted to €1,395 million. Around two-thirds of this healthy development are attributable to fees and commissions received from securities and depositary business. There has also been an improvement in net income from foreign trade, money transfer operations, and lending operations. By contrast, income from agency operations declined.
- We did not fully achieve our ambitious goals in respect of net income from financial operations. However, we succeeded in more than doubling the aggregate total year-on-year to €395 million, boosted by the price trend on international stock exchanges. One half of the rise can be attributed to each of interest and exchange-related operations, and the other half can be attributed to trading operations with price-related financial instruments.
- At €3,364 million, general administrative expenses were significantly higher than last year, but below our planned figures as a result of our strict cost management. The rise over last year is due almost exclusively to the integration of VuW AG.
- Net expense of €127 million accrued for other operating income less other operating expenses in fiscal 2005 (2004: net income of €44 million). The net expense arose primarily from transfers to provisions other than loan-loss provisions.
- Since general administrative expenses increased at a faster rate than operating income in percentage terms, the cost-income ratio deteriorated slightly, to 62.9% (2004: 62.1%).
- The slight upturn in the German economy improved the basic conditions for lending transactions, which made it possible to reduce charges arising from individual exposures in lending operations. Loan-loss provisions amounted to €997 million, down €323 million over 2004 (excluding special provisions for bad debts).
- The net loss from securities held for liquidity purposes totaled €21 million after a net gain of €25 million in 2004.
- At €963 million, the reported operating result was up 74.6%, primarily due to lower loan-loss provisions.
- Restructuring costs of €330 million incurred in connection with the business combination with UniCredito Italiano S.p.A. served to depress reported net income. This item includes expenses for the creation of restructuring provisions of €132 million, amortization of software of €104 million, fees totaling €58 million, and other restructuring costs of €36 million.
- The extraordinary expense arose from an income subsidy of €225 million paid to our HVB Gesellschaft für Gebäude Beteiligungs GmbH subsidiary, which became necessary in connection with the conservative revaluation of real estate taken over.
- Net income of €822 million accrued for other income less other expenses after a net loss of €269 million in 2004. The result benefited by an aggregate of €1,310 million from write-downs and write-ups, and gains on the sale of our shareholdings. The write-ups essentially relate to reversed write-downs taken on shares in affiliated companies in fiscal 2003. Compliant with Section 58 (2a), German Stock Corporation Act, the Management Board and Supervisory Board have transferred €800 million of these write-ups to other retained earnings. Losses of €422 million absorbed under this item (2004: €218 million) were one of the factors depressing the aggregate total.
- In line with the positive trend in results, taxes on income rose to €230 million, from €68 million in 2004. Other taxes amounted to €6 million.
- In 2005, HVB AG generated net income of €993 million. We have thus achieved a successful turnaround following the high charges taken last year. This gives rise to a return on equity after taxes of 8.6% at year-end. Compliant with Section 58 (2a), German Stock Corporation Act, we allocated €800 million of the net income for the year to other retained earnings and €2 million to the reserve for treasury stock. We will put a proposal to the Annual General Meeting of Shareholders on May 23, 2006 that the remaining profit of €191 million available for distribution be used to pay an advance dividend of €0.064 per share of preferred stock (for a total of €1 million) and a dividend of €0.25 per share of common stock and share of preferred stock. Under Article 6 of our Articles of Incorporation, a right of retroactive payment of the advance share in profits is granted to preferred stockholders as an independent right. Consequently a retroactive payment of €3 million will be paid for the years 2002 to 2004.

Balance sheet

- HVB AG's total assets at December 31, 2005 amounted to €312.6 billion, up 4.7% on 2004. The increase arose primarily from placements with, and loans and advances to, other banks, bonds, debt securities, and other variable-yield securities.
- At €199.7 billion, our lending volume (loans to banks and customers, including contingent liabilities) was almost unchanged (up 0.3%); €16.0 billion of the total (down 10.1%) relates to municipal loans and €91.1 billion (down 7.5%) to mortgage loans.
- We raised our holdings of debt securities and other fixed-income securities by 11.0%, to €54.3 billion, and of equity securities and other variable-yield securities by 58.5%, to €15.5 billion. Participating interests and shares in affiliated companies increased from €11.0 billion to €11.7 billion. This rise was primarily due to revaluation measures and contributions to capital.
- Funding was adjusted to reflect the higher volume of lending. To do this, we increased amounts owed to other banks (up 15.7%) and amounts owed to other depositors (up 6.7%). By contrast, liabilities evidenced by paper declined by 11.4%.
- HVB AG's shareholders' equity (including €0.2 billion profit available for distribution) increased year-on-year by €1.0 billion. We created a reserve for treasury stock for our holdings of treasury stock. We allocated €0.8 billion to other retained earnings.
- HVB AG's risk assets compliant with the Capital Accord published by the Basel Committee on Banking Supervision (BIS) amounted to €158.8 billion in 2005 in accordance with adopted financial statements. The market risk positions totaled €0.2 billion.
- During the year under review, our core capital (compliant with the German Banking Act) in accordance with adopted financial statements totaled €11.9 billion. Equity funds, which include both liable equity of €17.5 billion and Tier III capital of €0.4 billion, amounted to €17.9 billion. This gives rise to a core capital ratio of 7.8% and an equity funds ratio of 11.3%.
- A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2005 (2004: 1.2).

Offices

HVB AG maintained 638 bank offices in Germany and 31 offices abroad at year-end. Outside Germany, we opened a new office in Madrid and closed our representative office in Sydney.

Events after December 31, 2005

HVB AG is transferring sub- and non-performing real-estate loans from the Real Estate Restructuring segment with a volume of around €2.1 billion to a financial investor. A corresponding agreement was concluded in January 2006. Transfer of the portfolio is scheduled for completion in the second half of 2006, and is subject to the approval of the Annual General Meeting of Shareholders of HVB AG on May 23, 2006 and approval by the Federal Cartel Office.

Outlook

The Management Report and the rest of the Annual Report include statements, expectations, and forecasts concerning the future. These forward-looking statements are based on plans and estimates that are supported by the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments

Offices by region

	2004	Additions	Reductions		2005
		New openings	Closures	Consolidations	
Germany					
Baden-Wuerttemberg	23	—	—	—	23
Bavaria	368	2	—	—	370
Berlin	6	1	—	—	7
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	32	—	—	2	30
Hesse	12	1	—	—	13
Lower Saxony	25	1	—	—	26
Mecklenburg-Western Pomerania	8	—	—	—	8
North Rhine-Westphalia	19	—	—	—	19
Rhineland-Palatinate	22	—	—	—	22
Saarland	9	—	—	—	9
Saxony	10	—	—	—	10
Saxony-Anhalt	11	—	—	—	11
Schleswig-Holstein	74	—	1	—	73
Thuringia	9	—	—	—	9
Subtotal	**636**	**5**	**1**	**2**	**638**
Other regions					
Europe	11	1	—	—	12
Americas	6	—	—	—	6
Asia	11	—	—	—	11
Africa	2	—	—	—	2
Australia	1	—	1	—	—
Subtotal	**31**	**1**	**1**	**—**	**31**
Total	**667**	**6**	**2**	**2**	**669**

to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

General economic outlook for 2006

The global economy will experience strong growth again this year, although this might not be quite as rapid as in 2005. In particular, the slower pace of the U.S. economy, initiated by the fading of the property boom, will dampen global growth. Growth will also slow down somewhat in the emerging economies of Asia (China and India).

The slackening pace of the global economy will lead to a slowdown in the growth of exports in the euro area. At the same time, though, more investment and moderate gains in consumer spending will stimulate growth. Consequently we anticipate 1.7% GDP growth for 2006, after 1.5% in 2005. In Germany the trend reversal in non-farm employment which has been observed since mid-2005 should lead to a further increase in consumer confidence. In addition, the effects will be felt of consumer spending brought forward due to the increase in value-added tax scheduled for 2007. Equipment spending will continue to rise as a result of the more favorable depreciation rules. The construction sector will also contribute moderately to growth, the first time since 1999. The better mood among German construction companies and the recent significant rise in new orders are indications of this. We therefore anticipate 1.4% GDP growth for 2006, after 0.9% in 2005.

Taking a slight recovery in investment demand and consumer demand as a basis, growth in Austria should also be somewhat stronger than last year (1.8%), reaching 2.1% in 2006. Inflation will fall below 2% again.

The eight new EU member states plus the three candidates Bulgaria, Croatia, and Romania are expected to grow overall by 4.7% in 2006, after 4.25% in 2005. Thanks to the high level of growth, employment has also started to rise. The pressure on prices remained low, despite the stronger economy and high international crude oil prices.

Thus, the underlying data for the European banking sector should improve somewhat during 2006. Besides the cyclical tailwind, the declining number of company bankruptcies, notably in Germany, has become noticeable. Figures available by the fall of 2005 point to a decrease in the number of bankruptcies. Over 2005 as a whole, corporate bankruptcies are expected to amount to about 37,000 after 39,200 in 2004. Due to reductions in costs and restructuring in German companies, this favorable trend should also continue in 2006.

We expect the European Central Bank to raise key rates moderately during the year. This is suggested by the absence of second-tier effects in inflation, the restrained upturn in the euro area, and a stronger euro exchange rate. In the course of the slowdown in the U.S. economy, long-term interest rates should fall in the United States. German yields will not be able to escape the effects of this process. Concerns about the high U.S. current account deficit will cause the euro to appreciate against the dollar.

General economic outlook for 2007

The global economy will show the same robust growth the following year as in 2006. This applies particularly to the United States and the emerging economies in Asia. However, we anticipate less momentum in Germany. The effects of spending brought forward ahead of the increase in value-added tax will deplete purchasing power in 2007. This will depress consumer spending.

Sector development in 2006/2007

Our assessment indicates a continuing recovery in the economy during fiscal 2006. The financial services industry should also benefit from these positive growth prospects. We therefore assume that the continued rise in demand for banking services will stimulate revenue growth for banks on both the retail and corporate side. At the same time, we can assume that a more positive economic environment will have a favorable impact on the situation in provisions for losses on loans and advances. In the area of general administrative expenses, there might be a slight increase, driven mainly by investments to optimize the business models, after years of strict cost management. We expect that these trends will also continue in 2007, assuming that there will be a further slight recovery in the economy.

Future business policies, future sales markets and services

HVB AG launched its "Growing with Europe" strategy program in fiscal 2004 and continued it in fiscal 2005. This program and preparations for the combination with the UniCredit Group – the largest cross-border transaction in the European financial sector to date – impacted the value-based development of HVB Group in the year under review. Together, HVB Group and the UniCredit Group are a new force in the European banking market. The new UniCredit Group has a presence in 19 countries, with 28 million customers, more than 7,000 branches, and some 140,000 employees; it enjoys leading positions in the German, Austrian, and Italian markets. In terms of total assets and number of branches, the new banking group is also the clear market leader in Central and Eastern Europe.

These core markets will continue to play a strategic role in the future. In order to provide for clear regional responsibilities among the members of the UniCredit Group, BA-CA is to act as a sub-holding of the UniCredit Group with responsibilitiy for operations in Eastern Europe, although activities in Poland will be managed directly by UniCredit. Consequently BA-CA is also to take over the banking subsidiaries of UniCredit and HVB Group in this region, where the new UniCredit Group already enjoys an outstanding position. In Germany we aim to be the leader in our core competencies. This will enable the UniCredit Group to provide its customers with the best possible support in every region.

The two banks are a good fit in terms of more than just geography. Their growth-oriented business model is built on a combination of complementary strengths. The new UniCredit Group has a diversified business portfolio with a strategic focus on retail and corporate banking, international capital markets, asset management, and the real estate business.

The UniCredit Group's traditional strengths have been in retail and corporate banking, along with risk management solutions. These complement HVB Group's market position in the domestic customer business and on the international investment and multinationals side. In addition the UniCredit Group's Pioneer brand has an outstanding position in asset management, which complements HVB Group's Activest, Nordinvest, and Capital Invest subsidiaries; in order to provide customers in this segment with the best possible service, the asset management activities of the members of the UniCredit Group are to be pooled under a single roof. The same solution has been proposed for the investment banking activities of the entire UniCredit Group. HVB Group has extensive experience in structured finance, another important growth market. The new corporate group will be able to call upon these strengths in applying the best processes and the most innovative products for its customers throughout the new corporate group.

Key planning data

Our plans for Germany are based on the following conservative assumptions:

- the global upturn will lose some of its momentum
- growth in gross domestic product will be close to 1.5% in Germany
- the inflation rate will hover around 2%
- long-term interest rates will fluctuate in a range between 3% and 4%
- there will be a slight reduction in the number of company bankruptcies

Development of HVB AG

We aim to increase the total operating revenues of HVB AG again in 2006 beyond last year's figure. In this context, we expect to see a decline in net interest income which will, however, be more than compensated by improvements in earnings from all other sectors. The anticipated favorable development on capital markets will have a major impact on this assessment.

We will continue to apply strict cost management for our general administrative expenses. In addition, synergies from the combination with the UniCredit Group will become evident in 2006.

We expect to see a further easing in our provisions for losses on loans and advances.

Items below the operating profit (loss) are not expected to be affected favorably or adversely by non-recurring items.

Overall, given the trends for 2006 described above, we expect to record a level of net income that would enable us to both pay a reasonable dividend and transfer funds to our reserves, thus bolstering our capital base.

For 2007, we expect further improvements in results, particularly due to the increased effect of further reductions in costs resulting from the combination with the UniCredit Group and the better general economic conditions. A substantial rise in cash earnings per share, to €0.56, has been targeted for 2007 for the UniCredit Group as a whole. HVB AG is expected to make a major contribution to achieving this goal.

Opportunities arising from the development of general conditions

Additional opportunities have arisen for HVB Group from the combination with the UniCredit Group:

- a wider capital base and greater financial strength as an important element for one of Europe's big banking groups
- HVB Group as part of a banking group with a unique competitive profile in the Central and Eastern European markets, with the prospect of a high level of value-generating potential and sustainable earnings growth
- innovative, new products for all customer segments through product factories with tailored solutions
- cross-border projects to support customer groups requiring financial services in Central and Eastern European markets
- cost and revenue synergies by optimizing production capacities and rationalizing overlapping functions: economies of scale enable reductions in costs from scale effects (leveraging critical mass)
- optimizing processes in the back-office areas processing loans, payments, and securities

The general conditions will naturally also be impacted by the economic trend in the core market of Germany. An economic recovery along with the associated lower unemployment rate and the favorable trend on the real estate market will provide opportunites for a positive development which surpasses the goals we have stated.

Opportunities in terms of corporate strategy, performance and other factors

Besides the opportunities arising from the combination with the UniCredit Group, other opportunities are available to HVB Group as a result of:

- a continued improvement in operating revenues, notably from higher net commission income stemming from innovative products such as PREPS or interest-rate structured products for private and corporate customers
- the use of new innovative products from Corporates & Markets for small and mid-sized corporate customers to reduce risk
- the leverage of cross-border transactions with Eastern Europe
- a further reduction in general administrative expenses by means of strict cost management in Germany
- a further bolstering of the capital base from sustainable earnings growth, and
- a noticeable increase in the product utilization rate, particularly in private banking

Relationships with related parties

We have prepared a separate report on our relationships with related parties in fiscal 2005 which contains the following declaration made by the Management Board in accordance with Section 312 of the German Stock Corporation Act:

"We hereby declare that Bayerische Hypo- und Vereinsbank AG, based on the circumstances known to us at the time the legal transactions outlined in this report were entered into, and the time the measures discussed in this report were taken or refrained, received adequate consideration for each such transaction and did not suffer disadvantage by taking or refraining from taking of any measures."

RISK REPORT

HVB AG as a risk-bearing entity

As a rule it is not possible to earn income in the banking business without incurring risk. By definition, risk entails the possibility of a negative future development of the economic state of HVB AG as part of the UniCredit Group. Consequently, the conscious handling, active management and ongoing monitoring of risk are core elements of the profit-oriented management of business transactions by HVB AG.

We therefore regard it as one of our core tasks to apply these considerations in order to achieve a consistent integration of profitability and risk criteria in all business segments and functions of the Bank.

Management and monitoring of risk

1 Risk management

For risk management purposes, the Bank defines its overall risk strategy at corporate group level. In particular, this means determining, on the basis of the available capital cushion, the extent and manner of permissible risk exposure for the various business segments and business units. This means that whenever risk is taken, it must be determined whether it is possible to do so, based on risk cover calculations, and whether it is worth doing so in terms of risk/reward calculations.

Through the targeted and controlled assumption of risk, the various business segments and business units implement – with profit responsibility – the risk strategies defined for them. In doing so, they utilize the regulatory and economic capital allocated to them within the framework of limit systems.

2 Risk monitoring

The risk management process is accompanied by comprehensive risk monitoring, which is functionally and organizationally independent and encompasses the following tasks:

Risk analysis involves the identification and analysis of risks from business activities and the development of methods for measuring them. Parallel to these activities, the available capital cushion is defined and quantified.

In addition to the quantification and validation of the risks incurred and the monitoring of the allocated limits, the subsequent risk control process involves risk reporting, which at the same time provides management with recommendations for action when making future risk-policy decisions.

The functional segregation of risk management and risk monitoring is also taken into account in organizational structures.

3 Divisions and committees

Risk management

The business segments and business units are responsible for performing the risk management functions within the framework of the competencies defined by the Group Board. Important bodies operating at the overall bank level are the Strategic Group Credit Committee and the Group Asset Liability Committee.

As a central body, the Strategic Group Credit Committee is responsible for making decisions on credit strategy or, when legally required, making recommendations on credit decisions to the management boards of the individual subsidiaries. This essentially includes the credit risk strategy, credit policies (the general credit policy and special credit policies), segment-related risk strategies, credit organization principles, and risk evaluation processes and parameters. This committee is chaired by the Chief Risk Officer, and has representatives from all business segments, the Chief Credit Risk Officer and the Group Risk Control division.

The Group Asset Liability Committee makes decisions at its monthly meetings on asset/liability management of HVB AG and sets guidelines for the corporate group. The committee pursues the following key goals:
- optimal utilization of the financial resources of liquidity and capital within the corporate group,
- coordination of the business segments' needs for financial resources and the corporate business strategy, and
- establishment of uniform Groupwide methods for asset/liability management.

Risk monitoring

The Chief Risk Officer is responsible for monitoring and coordinating risk-policy activities. The activities of the Chief Risk Officer during the year under review are supported by the Risk Committee of the Supervisory Board, the Group Asset Liability Management division, the Group Finance and Tax division, and the Group Audit division.

In 2005, the Management Board provided the Risk Committee of the Supervisory Board with timely and comprehensive information on the Bank's overall risk situation and risk management. Thus the Supervisory Board received detailed reports on all risks relevant to the Bank and on the performance of the loan portfolios and credit strategies. The Risk Committee of the Supervisory Board, which has five members, takes into account the vital importance for the continuing existence of the company of comprehensive early recognition of all risks and the feasibility of achieving business development targets. As a result of the combination with the UniCredit Group, the Risk Committee was dissolved at the end of 2005; its functions will be performed by the Audit Committee of the Supervisory Board in the future.

The following divisions are under the responsibility of the Chief Risk Officer. They perform tasks both for the Group and for HVB AG.

- Group Risk Control deals with market risk, credit risk, operational risk, and business risk as well as risks arising from the Bank's own real estate portfolio together with its shareholdings and financial investments on a Groupwide basis. Its tasks and competencies include ongoing, independent risk measurement and monitoring, responsibility for risk measurement methods and their ongoing development, as well as reporting to the Chief Risk Officer, the Group Board, and the Risk Committee of the Supervisory Board. In addition, Group Risk Control is responsible for Groupwide risk capital measurement and aggregation as well as the implementation of uniform risk control standards, taking into account the corresponding statutory requirements and especially the regulatory requirements.
- The Credit & Risk Management division pools the credit processing units for normal business transactions for the credit business of the Germany segment as defined in the Minimum Requirements for Risk Management. This essentially includes credit analysis and credit decisions along with their subsequent implementation and processing. These activities serve in particular to meet regulatory requirements, and encompass our business with retail, business and corporate banking customers, as well as professional real estate customers. Real estate financing business is handled by the Real Estate Service Center, in which all processes are carried out over the course of all real estate loans – from funding to repayment. This division is supported by industry specialists who are involved in the decision-making process for credit exposures larger than €5 million for the lending business of the Germany segment and across the board for the lending business of the Corporates & Markets segment. We see their input on credit exposure decisions as a value-added contribution in the interest of sector-oriented risk management.
- The tasks of the Chief Credit Risk Officer include credit responsibility for the Americas and Asia, financial institutions and credit policy, as well as restructuring and workout. They also include loan-loss provision forecasting, detailed portfolio analysis, and the production of central policies or procedures for the entire credit business.

- The Real Estate Valuation and Consulting division focuses on the valuation of individual properties and portfolios, and the analysis and forecasting of real estate market trends. With these activities, the unit supports risk assessment and risk management in the real estate finance business of HVB Group.

Group Asset Liability Management controls the Groupwide short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key elements are coordinated operations on money markets and capital markets and the specification of liquidity profiles for the Group units. Group Asset Liability Management is responsible for the balance sheet structure and measures to optimize regulatory capital. The measures implemented in connection with these functions serve to support the Bank's rating and return targets. During the 2005 calendar year, this unit reported to the Management Board member in charge of the Treasury division. The organizational structures were adjusted in the course of integration into the UniCredit Group, resulting in this unit being assigned to the Chief Financial Officer as of January 1, 2006.

The Group Finance and Tax division covers the group accounting, regulatory reporting, global tax, and group market finance functions.

The Group Accounting subdivision is able to identify unfavorable trends by analyzing the income statements which it produces on a regular basis. This provides an important contribution to compliance with the risk management process. The Regulatory Reporting subdivision is responsible for reporting to the regulatory bodies with jurisdiction over the banking sector. Along with Principle I (backing of risk assets and market risk positions with own funds) and Principle II (governing the liquidity of credit institutions), this specifically includes the evidence of large exposures, loans in excess of €1.5 million, and loans to directors. In addition, the Group Finance and Tax division is involved in our Basel II project activities along with the Group Risk Control division.

- Group Audit operates as an independent organizational unit. It reports directly to the Chief Financial Officer and acts on behalf of the Group Board. Although it primarily performs the internal audit function for HVB AG, it also performs tasks for the Group as a whole. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of internal auditing for subsidiaries.

The regulatory Minimum Requirements for Risk Management (MaRisk) issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.

In addition to the individual audit reports, an annual review is prepared to provide the Group Board with a comprehensive overview of essential audit findings and conclusions, as well as their current status. In addition, the head of Group Audit reports on current trends and results in auditing activities at the regular sessions of the Supervisory Board's Audit Committee. At the beginning of 2006, the unit was transferred from the Chief Financial Officer organization and reports to the Chief Executive Officer.

The divisions and committees described here reflect the status of the organizational structure at December 31, 2005. It is apparent that further organizational changes will take place during the integration of HVB AG into the UniCredit Group.

Risk types and risk measurement

1 Relevant risk types

At HVB AG we distinguish the following risk types:

- credit risk,
- market risk,
- liquidity risk,
- operational risk,
- business risk,
- risks arising from our own real estate portfolio,
- risks arising from our shareholdings/financial investments,
- strategic risk.

2 Risk measurement methods

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential future losses are measured on the basis of a defined confidence level.

The calculated risk values are then aggregated at the Group level as part of the risk capital calculation, applying a uniform one-year holding period and a 99.95% confidence level across all risk types.

This aggregation takes into account risk-reducing portfolio effects, which encompass both the correlations within the individual risk types between business units and Group units and the correlations across the risk types.

Liquidity risk and strategic risk are measured separately. The methods applied to the measurement of these risk types are described in the relevant sections of this Risk Report.

3 Development of risk measurement and monitoring methods

The methods used to measure and monitor risks are subject to an ongoing development and improvement process. This is the result of our own quality standards as well as a response by HVB AG to the more stringent statutory requirements and, to an even greater extent, the more stringent regulatory requirements (especially Basel II and the Minimum Requirements for Risk Management).

Overall bank management

1 Dual management principle for overall bank management

The main focus of capital market-oriented management in HVB Group, and therefore in HVB AG, is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.


Capital market's yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

2 Regulatory capital adequacy

Used core capital

The business segments and business units are required to have core capital backing equal to 7% of risk-weighted assets and 50% of the market risk positions to be covered in accordance with the capital accord published by the Basel Committee on Banking Supervision (BIS). The average used core capital calculated in this way is used to compute the return on investment. In this context, a rate of interest is applied which, according to our empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market.

Management of regulatory capital adequacy requirements

To manage our regulatory capital we apply the following three capital ratios, which are managed on the basis of internally defined minimum levels:
- core capital ratio (ratio of core capital to risk-weighted assets)
- equity capital ratio (ratio of equity capital to risk-weighted assets)
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5)

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year plan, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel Capital Accord.

- Reports on the actual ratios and significant effects on them are submitted every month to the Group Asset & Liability Committee, which decides on appropriate action if the actual ratios deviate significantly from plan.

3 Economic capital adequacy

The future risk capital requirements of the business segments and their business units – broken down by risk type – are determined under the annual planning process in close cooperation between Group Risk Control and the individual operating units. After approval by the Group Board, the risk capital values are anchored in the control and reporting instruments. A comparison between the targets and the actual values of risk capital is produced on a quarterly basis and reported to the Chief Risk Officer.

The risk capital of HVB AG amounts to €4.1 billion at December 31, 2005, after taking into account all risk-reducing portfolio effects.

Risk capital for shareholdings and financial investments showed a substantial decline of €0.5 billion in the reporting year, reflected in the business segment 'Other,' following the significant reduction in our stake in Münchener Rückversicherungs-Gesellschaft AG. As a consequence, the share of investment risk in the overall risk capital again declined significantly in 2005 to about 22.9%.

Among other things, the increase in risk capital for market risks results from a large transfer to our HVB pension fund.

In a quarterly analysis of our ability to support risk, we measure our risk capital at the HVB Group level against the Group-level capital cushion available to us to cover risk. In addition, this sustainability analysis is carried out with a corresponding forecasting horizon for the purposes of our planning process.

According to our internal definition, the capital cushion is made up of IFRS capital components, participatory certificate and hybrid capital, reserves, and the planned or actual results. Minority interests are included and goodwill is deducted. The capital cushion of HVB Group amounted to €19.8 billion at the end of 2005 (comparable prior year figure: €18.1 billion). The significant year-on-year rise results primarily from transfers to reserves together with an increase in the AfS reserve and minority interest. With an aggregate Group risk capital of €8.2 billion, this represents a utilization of 42 percent of the cushion. Through HVB AG alone, the utilization of the cushion was just under 21%.

Risk capital after portfolio effects

Confidence level 99.95%

Broken down by risk type	2005	2005	2004	2004
	€ millions	in %	€ millions	in %
Market risk	174	4.3	116	2.5
Credit risk	1,910	46.8	1,876	40.6
Business risk	488	11.9	531	11.5
Operational risk	558	13.7	619	13.4
Risks arising from the Bank's own real estate portfolio	16	0.4	17	0.4
Risks arising from the Bank's shareholdings/financial investments	937	22.9	1,462	31.6
Total	**4,083**	**100.0**	**4,621**	**100.0**

Broken down by business segment	2005	2005	2004[1]	2004[1]
	€ millions	in %	€ millions	in %
Germany	1,985	48.6	2,091	45.2
Corporates & Markets	1,043	25.5	858	18.6
Real Estate Restructuring	24	0.6	92	2.0
Other (shareholdings/financial investments not allocated to the business segments)	1,031	25.3	1,580	34.2
Total	**4,083**	**100.0**	**4,621**	**100.0**

[1] prior year figures based on the 2005 business segment structure

Risk types in detail

1 Credit risk

Risk management

Credit risk is defined as potential losses arising from a customer default or downgraded credit rating. We distinguish here between the risk categories of loan default risk, counterparty risk, issuer risk, and country risk.

- Loan default risk is defined as the potential losses arising from commercial lending operations. It is taken into account when creating provisions for losses on loans and advances.
- Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, or other futures or credit derivative transactions. It can be broken down into settlement and replacement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. The replacement risk is defined as the risk that the Bank must replace a transaction at less favorable market conditions following a default by the counterparty.
- Issuer risk reflects the risk from an issuer's default or downgraded credit rating. It arises in connection with the purchase of securities for own account, securities issuance and placement transactions, and credit derivatives.
- Country risk is defined as potential losses arising from transfer/conversion restrictions, bans, or other sovereign measures imposed by the borrower's country (transfer risk). Country risk arises in cross-border transactions in foreign currencies. The credit risk of central governments and central banks is also taken into account (sovereign risk). This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities.

Credit risk is managed on the basis of an integrated concept of clearly defined policies, approval authority structures and risk assessment processes.

With reference to credit risk, all HVB AG units that are involved in credit business must take organizational steps to segregate business origination functions ("front office") and credit risk management functions ("back office") at all levels by way of fully independent reporting lines. The back-office functions are pooled under the Chief Risk Officer. In addition, centrally positioned senior risk managers are involved in the decision-making process in all business segments for exposures in excess of a certain amount. They bear risk responsibility for their assigned portfolios and manage the sectors in accordance with the portfolio strategies adopted by the Strategic Group Credit Committee.

The credit equivalents (exposure values) of a given treasury transaction serve as a basis for the credit decision within the framework of the credit process, and are examined in conjunction with the exposure values from commercial lending operations. This applies both to individual credit decisions and to the management of concentration risk in HVB AG.

Country risk is managed on the basis of value-at-risk and volumes. For this purpose, a strategy is established annually and compared over the course of the year with the actual situation.

Emphasis in 2005:

- Our credit risk strategy comprises both quality and quantity standards. In the course of 2005 we added new structural standards, including portfolio-based exposure limits and expected loss limits as well as concentration limits for individual customers, regions/countries and industries, to the existing quantitative limits such as risk-weighted assets and planned loan-loss provisions. These new standards were also implemented in our credit risk management activities.
- The processes which we developed and implemented in 2004 within "active credit portfolio management" proved their worth in 2005 as an integral component of our risk management.

Measurement methods

We use differentiated risk measurement instruments to assess our loan default risk:

- Rating analysis

It is vitally important for us to reliably assess the default probabilities of our customers in the interest of credit decisions, pricing, regulatory capital coverage under Basel II (under the IRB approach), and for our internal credit risk model. For this reason we place particular emphasis on the ongoing development and fine-tuning of our internal credit analysis instruments.

HVB AG has a wide range of rating and scoring processes tailored to the needs of the various business segments and customer groups. We continually optimize these systems, applying modern statistical processes, in order to ensure the best possible selectivity and forecasting accuracy with regard to the default probability of a loan.

The result of a rating or scoring process is the classification in a rating class with a ten-point scale. Rating classes 1–7 are set aside for performing loans and classes 8–10 for problem loans. For some processes, finer distinctions are made by subdividing each rating class into three subclasses.

The rating and scoring processes are subject to continual monitoring. They are validated at regular intervals and recalibrated or fundamentally revised as required.

- Internal credit risk model

To measure credit risk, we employ an internal credit risk model to quantify and assess our loan default and counterparty risks on a worldwide basis. The advantage of this internally devised model is that its methodology and parameters perfectly match our portfolio and that it can be updated at any time to take account of new knowledge. Country risk is also assessed using a portfolio model.

- Expected loss

For purposes of credit risk measurement, we distinguish between the expected loss and the unexpected loss (expressed as credit value-at-risk). The expected loss reflects the default losses expected from the current loan portfolio over the next twelve months, taking into account the assigned ratings and the collateral on hand.

To calculate the expected loss, the exposure at default is calculated as stipulated by Basel II. For loan default risk and country risk, this amount is equal to the line utilization at the reporting date plus portions of the unused, externally committed credit lines. The calculation takes into account differences in the risk inherent in various credit types.

A credit equivalent is computed as a calculation basis for OTC derivatives (counterparty risk): the so-called expected exposure. The credit equivalent is equal to the current fair value of a transaction increased by the amount of the so-called add-on, a premium for potential future market movements. The counterparty exposure calculated in this way takes into account both risk-reducing netting agreements and dynamic collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the fair value of current transactions.

The parameters assumed for measuring the exposure at default and the loss given default are based on long-term statistical averages derived from internal defaults and losses, and from external reference parameters.

- Credit value-at-risk
  The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year. This potential loss is backed by risk capital as a safety cushion, taking portfolio effects into account.

- Scenario analysis
  The credit value-at-risk is calculated under the assumption of normal conditions. Scenario analysis helps us to simulate the effects of future macroeconomic trends or exogenous shocks and quantify their impact on the potential losses in the credit portfolio of HVB AG. The analysis includes multi-year forecasts of interest rate trends, economic growth, and unemployment, but also such events as extreme changes in the price of oil or political crises. The results of these scenario evaluations are used to manage and limit loan default and country risk.

- Risk-based and market-oriented pricing
  To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with an orientation toward the risk-reward ratio. The credit margin takes into account the internal rating, collateral coverage, loss ratios, internal costs, maturity, existing country risks, and the contribution of the loan to the diversification of the HVB portfolio. This methodology ensures coverage of the processing and risk costs (for expected and unexpected losses) while reducing to a minimum any future price changes resulting from Basel II. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices.

- Implementation of Basel II
  A core element of the new Basel Capital Accord in the area of loan default risk is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes and the collateral structure of the transactions. This applies in particular to the most sophisticated approach, the so-called IRB Advanced Approach, which we intend to implement. The related implications from Basel II are moving the regulatory viewpoint toward the economic viewpoint of risk-adjusted management, which is already established as an approach within our Bank through our internal instruments.

  In the context of Pillar 1, we continually improved the methods for risk assessment by using scoring and rating processes, particularly in the Germany segment, adjusting and streamlining the internal processes accordingly. In the area of validation and calibration, we defined and implemented Basel II-compliant standard processes in 2005. Another aspect involved the implementation of the so-called loss database for defining risk parameters. In the year under review we also finalized to a large extent the so-called Basel II calculation engine. In addition, the corresponding database was developed, particularly for treasury products.

  With regard to the requirements of Pillar 2 and Pillar 3 under to the Basel II regulations and the EU Directive, the divisions concerned carried out a comprehensive in-house audit. Essential aspects of Pillar 2 have already been implemented in our Bank. These include the treatment of concentration risk, stress-testing, and the calculation of the ability to bear risk.

  A further consideration is our Bank's involvement in the QIS 4.0 quantitative impact study. For this purpose we were able to use the operational risk systems and the Basel II calculation engine.

- Measuring country risk
  At HVB AG, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss ratios on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB AG's independent Economic Research division. Along with the probability of default and the loss ratio, the measurement of country risk takes the structure of transactions into account.

A portfolio model building on this information is used to calculate the value-at-risk stemming from country risks for HVB AG every month. Due to the small number of countries, country portfolios tend by their nature to be rather undiversified. For this reason an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks (exceeding the Basel II standards) is an integral part of our portfolio management.

Risk monitoring

Risk monitoring takes place at two different levels:
- at the level of individual exposures,
- at the portfolio level.

Individual exposures are monitored in both lending and trading operations with the aid of classical monitoring systems such as rating analysis and early warning systems. Individual exposure limits serve to limit the risks assumed by the Group.

We employ limit systems as a key element of our management and control of counterparty and issuer risk to prevent the unintended and uncontrolled increase of our risk positions. These systems are available online at all key HVB AG facilities engaged in trading activities. Each new trade is immediately entered and applied to the corresponding limit. For counterparty risk, this applies to both replacement risk and settlement risk. For the latter, the risk for the future value date is limited and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer.

Country risk is managed on the basis of the measurement methods described above with the aid of regional value-at-risk limits. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits than transactions with low levels. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country, broken down by product risk group.

All credit risks are also monitored at portfolio level. Particular attention is paid to country, industry or regional concentrations and their impact on the Bank's ability to support risk.

Another instrument for risk monitoring, particularly at portfolio level, is internal reporting. In accordance with the Minimum Requirements for Risk Management (MaRisk), the Management Board and the Risk Committee of the Supervisory Board must receive a report on the credit portfolio on a quarterly basis. In addition, risk reports are produced with a special focus on specific divisions, products or industries.

Emphasis in 2005:
- The scoring and rating processes for private and business customers were refined and improved in 2005.
- The reporting system was further developed in 2005, and additional special-focus reports were added. A Pfandbrief limit system complying with the Pfandbrief Act was developed and implemented, and reporting on limit utilization was established.
- Reporting on concentration risk was further optimized in 2005 as a basis for defining and successfully implementing risk reduction measures if required.

Quantification and specification

When the Real Estate Restructuring segment was set up in 2004, the loan default risk data of the business segments for 2004 were adjusted to facilitate comparison with the 2005 figures. For the same reason, the data of Vereins- und Westbank were used in the calculation of loan default risk data for 2004.

A decline of €12.2 billion (4.8%) was recorded in loan default and counterparty risk in the year under review. The main drivers of this decrease were the reduction of the Real Estate Restructuring portfolio and a strategically oriented reduction in the Germany portfolio.

The structure of the loan portfolio in terms of industries is essentially unchanged. The trend in the regional distribution reflects the business strategy, with a slight decline in the exposure of the German region.

The exposure in the Germany business segment declined by €4.5 billion (3.0%), while volume in the Corporates & Markets business segment declined slightly by €0.7 billion (0.9%). The exposures placed in the new Real Estate Restructuring segment were reduced by a substantial €4.1 billion (26.6%) to €11.3 billion by means of organic reduction. Moreover, agreement was reached on the sale of approximately €1.8 billion in sub-performing and non-performing loans from the Real Estate Restructuring portfolio in the fourth quarter of 2005, taking the total down to €9.5 billion, and a further €2.1 billion in the first quarter of 2006.

Breakdown of loan default exposure and counterparty exposure by industry sector

Group	2005	2004[1]
	€ billions	€ billions
Retail customers	58.4	63.4
Banks and insurers	44.8	50.1
Construction	40.4	42.5
Food, consumer goods, services	26.7	27.6
Public sector	12.7	16.2
Utilities	10.3	9.9
Chemicals, health, pharmaceuticals	9.7	10.0
Transportation	9.7	7.7
Other	8.2	7.5
Mechanical engineering, steel	5.7	5.9
Electrical, IT, communications	4.5	4.5
Automotive	4.4	4.1
Mineral oil	4.4	2.3
Media, printing, paper	4.0	4.4
Total	**243.9**	**256.1**

Breakdown of loan default exposure and counterparty exposure by region

Region	2005	2004[1]
	€ billions	€ billions
Germany	174.2	187.4
Austria	1.5	1.1
Central and Eastern Europe	1.0	1.0
Rest of Europe	36.9	40.1
North America	12.8	12.0
Asia	3.5	3.3
Japan	2.4	2.2
Other	11.6	9.0
Total	**243.9**	**256.1**

[1] figures for 2004 include the former Vereins- und Westbank AG

Breakdown of loan default exposure and counterparty exposure by rating class – core portfolio[1]

Rating	2005	2005	2004[2]	2004[2]
	€ billions	in %	€ billions	in %
Free of credit risk	10.0	4.3	12.7	5.3
Not rated	7.6	3.3	8.7	3.6
Rating 1–4	114.6	49.3	116.1	48.2
Rating 5–8	92.7	39.8	95.5	39.7
Rating 9–10	7.7	3.3	7.7	3.2
Total	**232.6**	**100.0**	**240.7**	**100.0**

[1] HVB AG excluding RER-induced portfolios; prior year figures based on 2005 business segment structure

[2] figures for 2004 include the former Vereins- und Westbank AG

The quality of the core portfolio remained stable. The core portfolio is defined as the HVB AG portfolio excluding the RER-induced portfolios. The non-rated portfolios were reduced slightly. The nominal amounts in risk classes 1–4 declined on account of the overall decline in the lending portfolio. The percentage share of these loans in the core portfolio increased slightly, however. The percentage shares of loans in risk classes 5–8 and 9–10 remained largely stable.

The distributions of expected loss and value-at-risk indicate the risk inherent in the various business segments.

We created provisions for losses on loans and advances totaling €1.0 billion for loan default risks in 2005.

Our total loan-loss provisions, including allowances for losses on guarantees and indemnities, decreased by €0.9 billion to €9.4 billion in 2005, taking into account write-offs taken on the lending portfolio of €1.8 billion. The methods used to value our loan receivables are described in the notes to the annual financial statements

HVB AG uses financial derivatives primarily to manage market price risk (in particular risk arising from interest rate fluctuations and currency fluctuations) arising from trading activities. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

Breakdown of loan default exposure and counterparty exposure by business segment[1]


€ billions
160
120
80
40
147.5
152.0
79.1
79.8
9.5
15.4
7.8
8.9
2005
2004
Germany
Corporates & Markets
RER
Other

[1] prior year figures based on 2005 business segment structure, including the former Vereins- und Westbank AG

At year-end 2005, the total nominal amount of worldwide derivative transactions of HVB AG amounted to approximately €2,158 billion. Of this total, €1,573.3 billion (72.9%) relates to interest rate derivatives, €251.0 billion (11.6%) to foreign exchange derivatives, €215.4 billion (10.0%) to equity/index derivatives, €115.7 billion (5.4%) to credit derivatives, and €2.3 billion (0.1%) to other derivatives (precious metal derivatives, commodity derivatives, and weather derivatives).

However, the nominal amounts do not reflect the potential risk inherent in derivative transactions, whereas the positive fair values are relevant for purposes of default risk as replacement values for the OTC derivatives. They represent the potential costs that HVB AG would incur to replace all of the original contracts with equivalent transactions in case of simultaneous default by all counterparties.

Without taking risk-reducing effects into account, the maximum counterparty risk (worst case scenario) at year-end 2005 totaled €42.7 billion (December 31, 2004: €43.4 billion).

In accordance with Principle I of the banking supervisory regulations, and taking into account the risk-reducing effects of existing, legally enforceable bilateral netting agreements and the provision of collateral provided by borrowers, credit equivalents (counterparty risk including add-on) totaled €16.8 billion (December 31, 2004: €15.1 billion) and the remaining risk after risk weighting amounted to €4.6 billion (December 31, 2004: €3.9 billion).

The tables below provide detailed information on the nominal values and fair values of the overall OTC derivative transactions and credit derivative transactions of HVB AG.

Breakdown of expected loss, and of loan default risk and counterparty risk (value-at-risk) by business segment – core portfolio[1]

Business segment	Expected loss		Value-at-risk	
	2005	2004[2]	2005	2004[2]
	in %	in %	in %	in %
Germany	76	77	66	70
Corporates & Markets	24	21	33	26
Other	0	2	1	4
Total	**100**	**100**	**100**	**100**

[1] HVB AG excluding RER-induced portfolios; prior year figures based on 2005 business segment structure

[2] figures for 2004 include the former Vereins- und Westbank AG

Derivatives transactions

€ millions	Nominal amount					Fair value			
	Residual maturity			Total	Total	Positive		Negative	
	up to 1 year	1–5 years	more than 5 years	2005	2004	2005	2004	2005	2004
Interest rate derivatives	**583,649**	**577,261**	**412,420**	**1,573,330**	**1,511,853**	**33,949**	**33,567**	**34,550**	**34,784**
OTC products									
Forward rate agreements	37,060	4,000	—	41,060	28,073	14	11	15	13
Interest rate swaps	402,875	506,605	374,872	1,284,352	1,222,358	31,024	31,734	31,484	32,697
Interest rate options									
– purchased	25,674	26,610	18,126	70,410	64,724	2,902	1,818	—	—
– written	26,889	25,834	18,774	71,497	66,898	—	—	3,045	2,073
Other interest rate derivatives	6,463	1,369	648	8,480	685	9	4	6	1
Exchange-traded products									
Interest rate futures	51,095	12,843	—	63,938	58,967	—	—	—	—
Interest rate options	33,593	—	—	33,593	70,148	—	—	—	—
Foreign exchange positions	**169,199**	**53,868**	**27,943**	**251,010**	**218,512**	**3,424**	**6,347**	**3,858**	**7,549**
OTC products									
Foreign exchange forwards	129,637	10,871	23	140,531	142,888	1,885	4,166	2,309	5,026
Cross-currency swaps	14,196	40,266	27,612	82,074	53,313	1,192	1,884	1,222	2,225
Foreign exchange options									
– purchased	12,753	1,416	150	14,319	10,525	347	297	—	—
– written	12,613	1,315	158	14,086	11,786	—	—	327	298
Other foreign exchange	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index positions	**84,398**	**106,460**	**24,544**	**215,402**	**140,022**	**4,609**	**3,295**	**5,383**	**3,158**
OTC products									
Equity/index swaps	—	—	—	—	—	—	—	—	—
Equity/index options									
– purchased	27,147	31,743	18,024	76,914	40,278	4,579	3,267	—	—
– written	29,361	50,470	4,049	83,880	62,304	—	—	5,308	3,136
Other equity/index derivatives	314	748	356	1,418	3,276	30	28	75	22
Exchange-traded products									
Equity/index futures	10,222	—	—	10,222	4,369	—	—	—	—
Equity/index options	17,354	23,499	2,115	42,968	29,795	—	—	—	—
Credit derivatives[1]	**7,454**	**78,729**	**29,543**	**115,726**	**40,462**	**711**	**276**	**1,560**	**797**
Other transactions	**597**	**1,352**	**311**	**2,260**	**355**	**112**	**15**	**121**	**13**
Total	**845,297**	**817,670**	**494,761**	**2,157,728**	**1,911,204**	**42,805**	**43,500**	**45,472**	**46,301**

[1] for details of credit derivatives, please see the tables "Credit derivatives" and "Credit derivatives by reference asset" below

Derivatives transactions by counterparty type

€ millions	Fair value			
	Positive		Negative	
	2005	2004	2005	2004
OECD central governments (and central banks)	306	178	273	158
OECD banks	36,758	37,691	39,599	39,858
OECD financial institutions	3,535	3,330	4,563	4,533
Non-OECD central governments (and central banks)	77	1	—	7
Non-OECD banks	35	144	99	135
Non-OECD financial institutions	50	58	59	7
Other companies and private individuals	2,044	2,098	879	1,603
Total	**42,805**	**43,500**	**45,472**	**46,301**

Credit derivatives

€ millions	Nominal amount					Fair value			
	Residual maturity			Total	Total	Positive		Negative	
	up to 1 year	1–5 years	more than 5 years	2005	2004	2005	2004	2005	2004
Banking book	**244**	**2,614**	**11,290**	**14,148**	**13,482**	**231**	**9**	**807**	**431**
Protection buyer									
Credit default swaps	142	1,134	8,560	9,836	10,066	161	8	14	17
Total return swaps	—	—	2,000	2,000	2,000	—	—	343	240
Credit-linked notes	44	126	91	261	174	—	—	254	172
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	58	1,340	600	1,998	1,242	17	1	196	2
Total return swaps	—	—	—	—	—	—	—	—	—
Credit-linked notes	—	14	39	53	—	53	—	—	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**7,210**	**76,115**	**18,253**	**101,578**	**26,980**	**480**	**267**	**753**	**366**
Protection buyer									
Credit default swaps	3,779	38,615	10,397	52,791	15,616	244	5	224	156
Total return swaps	475	89	203	767	575	4	3	4	4
Credit-linked notes	—	153	—	153	197	—	—	153	198
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	2,831	37,239	7,653	47,723	9,998	206	162	369	5
Total return swaps	123	—	—	123	514	2	14	3	3
Credit-linked notes	2	19	—	21	80	24	83	—	—
Other	—	—	—	—	—	—	—	—	—
Total	**7,454**	**78,729**	**29,543**	**115,726**	**40,462**	**711**	**276**	**1,560**	**797**

Credit derivatives by reference asset

€ millions	Nominal amount					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2005	Total 2004
Public-sector bonds	4,671	123	39	—	4,833	1,438
Corporate bonds	47,153	1,667	444	—	49,264	28,225
Equities	—	—	—	—	—	—
Other assets	60,524	1,100	5	—	61,629	10,799
Total	**112,348**	**2,890**	**488**	**—**	**115,726**	**40,462**

Country risk year-on-year

In the year under review, the exposures entailing country risk increased by €7.7 billion to €60.4 billion. Approximately €1.2 billion of this increase can be attributed to an increase in business in risk-free, highly developed countries (rating class 1), primarily in Western Europe and North America. Thus around 60% of the total exposures relate to these countries.

Some €6.5 billion of the increase is attributable to higher risk rating classes (worse than rating class 1), whereby the major part of the total (approx. €4.9 billion) is accounted for by the relatively low-risk Cayman Islands (rating class 2) assigned to the Central and South America region.

The conservative structure of the country risk portfolio was virtually unchanged compared with the prior year. Some 94.1% of the exposures entailing country risk are from countries in rating classes 1–4 (investment grade). Of the remaining 5.9%, totaling €3.6 billion, around €3.3 billion relate to countries in rating class 5.

In view of EU enlargement, HVB has continued to systematically implement its strategy of concentrating on core markets in Central and Eastern Europe. The Bank increased its exposure in Eastern Europe by €1.6 billion in view of the economic recovery in these countries.

Country exposure[1] and country value-at-risk by rating class[2]

Rating	Exposure 2005 € millions	Exposure 2004[2] € millions	Value-at-risk 2005 € millions	Value-at-risk 2004[2] € millions
Rating 1–4	56,870	50,154	43	21
Rating 5–8	3,510	2,478	27	21
Rating 9	51	62	8	8
Total	**60,431**	**52,694**	**78**	**50**

[1] net of collateral; excluding transactions with loan-loss provisions

[2] figures for 2004 include the former Vereins- und Westbank AG

Country exposure[1] by region and product category

Region	Lending		Trading		Issuer risk		Total	
	2005	2004[2]	2005	2004[2]	2005	2004[2]	2005	2004[2]
	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
Africa	599	396	188	37	5	2	792	435
Asia/Pacific	4,052	3,371	5,087	7,980	531	505	9,670	11,856
South and Central America	2,929	3,071	6,833	1,742	1,040	1,143	10,802	5,956
North America	2,636	3,080	3,083	2,169	708	684	6,427	5,933
Western Europe	11,008	8,891	15,952	15,265	712	886	27,672	25,042
Eastern Europe	3,737	2,339	1,087	964	244	169	5,068	3,472
Total	**24,961**	**21,148**	**32,230**	**28,157**	**3,240**	**3,389**	**60,431**	**52,694**

Top ten countries by exposure[1] across all rating classes

Country	Exposure	Exposure	Value-at-risk	Value-at-risk
	2005	2004[2]	2005	2004[2]
	€ millions	€ millions	€ millions	€ millions
UK	21,055	19,549	0.0	0.0
Cayman Islands, off-shore	7,138	1,459	20.2	1.4
USA	4,229	3,814	0,0	0.0
Switzerland	3,459	2,959	0.0	0.0
Japan	2,928	5,446	0.0	0.0
Cayman Islands	2,322	3,106	1.8	3.2
Canada	1,745	1,104	0.0	0.0
Turkey	1,611	937	12.9	5.6
Singapore	1,583	2,014	1.8	2.3
Russia	1,506	823	6.5	1.6
Total	**47,576**	**41,211**	**43.2**	**14.1**

[1] net of collateral; excluding transactions with loan-loss provisions
[2] figures for 2004 include the former Vereins- und Westbank AG

2 Market risk

Risk management

Market risk is defined as the potential loss arising from an adverse change in the financial market prices of our positions in the trading or banking book. Market risk comprises the risk categories interest rate, foreign exchange, equity, and credit-spread risk.

Our market risks are managed in the Corporates & Markets segment.

Measurement methods

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk on the basis of a confidence level of 99% and a holding period of one day. On account of the joint management of the trading and banking books, the value-at-risk has also been shown as an aggregate value since March 2005. The risks inherent in the trading books continue to be shown separately for regulatory purposes. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

To calculate the value-at-risk, we employ an internal model in full use that was given full regulatory approval at the end of the year. The model is based on a Monte Carlo simulation approach. We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk (VaR) calculations with the market value changes (hypothetical P/L) derived from the positions. Back-testing was gradually expanded in the course of 2005 as additional risk categories were added. For the first time this model is now used to calculate foreign exchange risk (since April 2005) and equity risk (since August 2005). The results of this back-testing confirm the high quality of our internal risk model.

In addition to calculating the value-at-risk, we continually conduct stress tests to determine the potential losses in our market risk positions resulting from extreme market movements and worst-case scenarios. The scenarios we examine range from major changes in interest, foreign exchange, and equity markets through to disruptions in the underlying volatilities, the widening of credit spreads and the distortion of correlations.

Risk monitoring
The risk positions in the trading and banking books are monitored using a uniform, hierarchical limit system that restricts the loss potential from market risk. The risk limits are approved annually by the Group Board and are not permitted to be exceeded.

Whenever limits in subportfolios are exceeded, an escalation process is triggered immediately and the reduction of the positions in question is monitored closely. In 2005 there were no major instances in which limits were exceeded. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation on an intraday basis.

Management is informed daily of the exposure to market risk, limit utilization, and the profits and losses. Information is provided on a monthly basis on the results of the risk analyses, including the results of the back-testing and stress tests.

Quantification and specification
The table overleaf shows the aggregate market risks of our trading positions in HVB AG for last year. The reduction in the market risks results from the integration of foreign exchange and equity risks into the internal model.

At year-end, the banking book contained market risks of €15 million (2004: €29 million; one-day holding period; prior-year value under old methodology, disregarding correlation effects).

Back-testing of internal model: Trading activities HVB AG 2005



€ millions
20
10
0
–10
VaR
–VaR
Hypothetical P/L
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Market risk from trading positions

Value-at-risk, 99% confidence level, one-day holding period)

€ millions	Average 2005[1]	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
Interest rate positions (incl. credit-spread risks)	7	8	7	7	7	9
Foreign exchange positions	11	5	2	10	26	22
Equity/index positions	35	8	10	61	62	71
Diversification effect[2]	(6)	(9)	(5)	(10)	—	—
Total	**47**	**12**	**14**	**68**	**95**	**102**

[1] arithmetic mean
[2] because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

3 Liquidity risk

Risk management

We distinguish three categories of liquidity risk:

- Short-term liquidity risk (narrowly defined liquidity risk) represents the risk that the Bank will not be able to meet its payment obligations in full or in time.
- Funding risk represents the risk that additional refinancing funds will be available only at higher market interest rates.
- Market liquidity risk represents the risk that the Bank will be able to liquidate assets on the market only at a discount.

The rules and principles of liquidity management are specified in a Group Liquidity Policy adopted by the Group Board, and are implemented by the operational business units. Implementation – for short-term liquidity risk and funding risk – is coordinated and tracked by Group Asset Liability Management.

Market liquidity risk is managed by the people responsible for the various trading portfolios as they perform their defined market-related tasks. As a result, it is included in the measurement of market risk, so that reference should be made to the measurement and monitoring instruments listed for market risks.

Measurement methods

To measure short-term liquidity risk, daily cash flow reports are produced and offset against the available liquidity reserves, which consist primarily of the available highly liquid securities. On the basis of these two components, cumulative limits ranging from the next banking day up to one month are determined for the most important business units.

Furthermore, stress scenarios based on the liquidity profiles of the business units are simulated. If necessary, the limits are adjusted accordingly. In addition to this internal measurement methodology, we are subject to the regulatory standards defined in the Liquidity Principle II.

To measure funding risk, long-term funding needs are determined through a coordinated process, taking the expected business development into consideration. This funding plan is updated regularly. The annual funding targets derived from this process ensure a balanced maturity structure of assets and liabilities within defined maturity buckets.

Risk monitoring
The monitoring of our liquidity situation has been delegated to our Group Asset Liability Management unit. It essentially comprises the analysis, classification, and management of cash flow gaps across all maturities. This enables us to identify liquidity risks early and limit mismatches through limits and funding targets. Compliance with the allocated limits is monitored on a daily basis. We keep appropriate liquidity reserves on hand for defined stress situations. The target volumes and instruments derived from the funding targets are implemented in consultation with Group Treasury Management while optimizing costs.

The local treasury units are responsible for observing developments in the various local markets. These units are in regular contact with Group Asset Liability Management.

The Group Asset Liability Committee and the Group Board are kept regularly informed about the current liquidity and funding situation. A contingency plan is in place to deal with potential liquidity bottlenecks. It describes the distribution of responsibilities, internal reporting requirements, decision-making powers, and potential countermeasures.

Quantification and specification
Conditions on the money markets and capital markets remained favorable during the year under review. Risk premiums on capital markets for refinancing costs again declined slightly compared with 2004. The availability of liquidity on the money market can be termed satisfactory, especially in short maturities.

Within the framework of our short-term liquidity limit system, which operates under conservative assumptions, we showed an overall positive balance of for HVB AG of €12.6 billion for the next banking day at the end of December 2005. The portfolio of highly liquid securities eligible as collateral for central bank transactions and available at short notice to compensate for unexpected outflows of liquidity amounted to €9.0 billion at year-end.

The requirements of the regulatory Liquidity Principle II were met at all times by the relevant Group units during the year under review. In 2005 the funds available to HVB AG exceeded its payment obligations for the following month by an average of €18.9 billion.

The funding risk of HVB AG is quite low due to our broad funding base with regard to products, markets and investor groups. This enables us to obtain adequate funding for our lending operations even during difficult market phases. HVB AG refinanced a volume of €9.4 billion on the capital market during 2005. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain one of the most important funding instruments.

4 Operational risk

Risk management
We define operational risk as the risk of losses resulting from inadequate or failed internal processes, human errors, technological breakdowns, or external events. Under Basel II, this definition also includes legal risks.

The identification, analysis and management of operational risk are the responsibility of the individual business segments or that of our central and service divisions. The activities are guided by a tool-based operational risk management process defined internally within the Bank, which has been implemented Groupwide since 2004. These will also take into account the requirements of Basel II, in particular the Basel Committee's "Sound Practices for the Management and Supervision of Operational Risk."

The operational risk managers in the various units are responsible for the operational implementation of the process, which involves in particular the collection, analysis, evaluation and quality assurance of risk data and the planning of appropriate measures.

Our Group Legal Department is responsible for managing legal risk. Within the framework of its corporate center function, it monitors compliance by our Bank with the applicable statutory regulations and the recognized principles of case law.

Measurement methods
We employ the loss distribution approach to quantify operational risk. Our quantification model for this purpose uses internal and external loss data to determine the loss distributions. We compensate for the shortage of data in some areas through scenario analysis. A Monte Carlo simulation is used to calculate the value-at-risk figures of HVB AG, taking into account risk-reducing measures such as insurance. By taking into account factors related to internal control and the business environment, we adapt the risk distributions and/or the measurements to the current risk profile.

The monitoring and process quality of the individual units, which is identified as part of an annual control self-assessment, is also incorporated in the calculation as a current quality score.

When determining capital adequacy for regulatory purposes within the Basel II framework, we will implement the Advanced Measurement Approach with all related requirements.

Risk monitoring

As part of regular reporting, the Chief Risk Officer, the Group Board, and the Risk Committee of the Supervisory Board are kept informed by Group Risk Control on the development of the primary operational risks identified and the volume of loss events. This provides the basis for any measures deemed necessary.

An indicator-based early warning system was implemented for monitoring important risks during 2005.

Quantification and specification

The risk capital for operational risks of HVB AG amounted to €0.56 billion at the end of 2005.

The following measures were the most important steps taken during the year to minimize operational risk and avoid possible losses for HVB AG:

Business segments:

- In the Corporates & Markets segment, measures included the restructuring of the entire settlement interface in the area of securities processes and a significant increase in the degree of automation. In addition, the new product process for trading activities was standardized worldwide. Process optimizations in the active management of the credit portfolio led to a significant reduction in potential operational risk in that area. Other risk-reducing measures were carried out in the area of settlement and liquidity management in the foreign exchange business, among other areas.
- In the Germany segment, self-assessments were carried out, including a survey of measures for risk reduction in relevant product groups (including securities transactions, payments).

Handling crisis situations:

- The crisis and emergency management organization of HVB AG demonstrated its ability to perform through its appropriate and effective responses to real situations and drills.
- In addition, a new emergency and crisis manual was developed and updated as a standardized basis for business continuity management.
- The emergency management process in the Germany business segment was further optimized in 2005. Based on the two-location concept for central servers, client/server applications were crisis-enabled. Breakdown management was implemented for the entire business segment, and the risk management was certified by TÜV Management Service GmbH with regard to operational risk and business continuity management.

IT risks:

- Despite the increasing frequency of computer viruses, no incidents were reported in HVB AG. Consequently, the selected strategy of working with two independent providers of virus scanners and performing multilevel scans continues to prove its worth.
- The Computer Emergency Response Team also made major contributions to IT security with its prompt analysis of reports on weak points and the security patches provided particularly in the Microsoft environment.

Legal risks:

Real estate finance/financing of purchases of shares in real estate funds

- HVB AG will not suffer negative legal consequences if customers cancel their property loan agreements under the Doorstep Transactions Act. According to the law and the opinion on this subject expressed in the ruling by the German Supreme Court, the customer must repay the loan to the Bank, including interest at customary market rates, even after cancellation of the loan agreement. The ruling of October 25, 2005 by the European Court of Justice does not change this state of affairs. According to the ruling, the applicable laws in Germany regarding the obligation to repay the loans with interest immediately after canceling the loan agreement are not in violation of European law. The European Court of Justice also called for the investment risk to be assumed by the Bank in certain cases because of a failure to explain the right to cancel the contract. In our view, however, this demand cannot be enforced retroactively through a court decision because of the lack of statutory regulations in Germany, so that there is no reason for concern about negative effects from cases in the past. The Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank could rely on the validity of the proxy.
- From the standpoint of HVB AG, the decisions of the Second Civil Court of Appeal of the German Federal Supreme Court pertaining to the financing of purchases of shares in real estate funds by the borrower also result in no change in the assessment of the legal situation when third parties arrange loans for real estate purchases.

In other decisions on loans taken out to purchase shares in real estate funds and not secured by real property liens, the Second Civil Court of Appeal of the German Federal Supreme Court ruled that the bank has no claim against the borrower to repayment of the loan if it utilized the sales organization of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares, or when the borrower has the right to cancel the transaction. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, we assume that these circumstances will apply, if at all, only in exceptional cases. In the financing of shares in real estate funds, the ineffectiveness of an issued proxy does not affect the loan agreement either, if the Bank had confidence in the legitimacy of the proxy.

Court proceedings of HVB AG shareholders

- In a ruling in November 2002, the German Supreme Court nullified the resolutions of HVB AG's Annual General Meeting concerning the appointment of the auditor of the 1999 financial statements on grounds of bias. Lawsuits filed for this reason by shareholders challenging the validity of the Bank's financial statements for 1999 – 2002 have failed at all levels of appeal.
- A suit was filed challenging the election of shareholder representatives to the Supervisory Board at the Annual General Meeting of our Bank on May 14, 2003, stating that the "block voting" procedure used at that time was inadmissible. Munich Regional Court I sustained the legal challenge in a ruling dated April 15, 2004. After the shareholder representatives were appointed by the Munich Local Court and re-elected as individual candidates for the remainder of their term of office at the Annual General Meeting on April 29, 2004, the Bank withdrew its appeal against the ruling of April 15, 2004. Consequently, the court ruling stating that the election of the shareholder representatives to the Supervisory Board of HVB AG of May 14, 2003 was null and void is now final. Because the Supervisory Board repeated and confirmed the resolutions passed since May 14, 2003 at its meeting on February 25, 2004, this has no impact on the resolutions passed by the Supervisory Board in the period subsequent to May 14, 2003.
- Shareholders have filed suit against the approval of actions of the Supervisory Board for the 2003 fiscal year, the re-election of the shareholder representatives to the Supervisory Board, and the election of the auditor for the 2004 fiscal year at the Annual General Meeting of our Bank on April 29, 2004. This suit was also rejected on second appeal by Munich Higher Regional Court in a ruling dated January 18, 2006.
- In addition, a shareholder has filed a separate suit claiming that the annual financial statements for 2004 are null and void, claiming that the nomination and election of the auditor of the financial statements at the Annual General Meeting of Shareholders in 2004 was null and void. Because of the decision of January 18, 2006 of Munich Higher Regional Court mentioned above, we do not expect this suit to succeed.
- And finally, some of the parties who filed the legal challenge have filed a motion requesting the removal from the Commercial Register of the capital increase carried out in spring 2004, stating that the appointment of Supervisory Board members in the Commercial Register in 2004 and the annual financial statements are null and void. In view of the result of the proceedings described above, we expect Munich Registration Court to reject the motion.
- In addition, shareholders have filed a legal challenge against resolutions adopted by the Annual General Meeting of our Bank on May 12, 2005. In a ruling dated December 22, 2005, Munich Regional Court sustained the suit to the extent that it related to the approval of actions of Supervisory Board members for the 2004 fiscal year because the report of the Supervisory Board did not mention the withdrawal of the appeal against the ruling of Munich Regional Court I of April 15, 2004 and the fact, resulting from that ruling, that the election in 2003 was null and void; in this respect, the ruling is final. The failure to ratify the actions of the Supervisory Board members at the Annual General Meeting of May 12, 2005 has no material effect for the Bank. In a ruling dated December 22, 2005, Munich Regional Court I dismissed the suit contesting the election of the Supervisory Board members and the auditor of the financial statements; the plaintiffs have appealed against the ruling.

Squeeze-out of Vereins- und Westbank AG shareholders

- The extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 2004 approved the transfer of shares of minority shareholders of Vereins- und Westbank AG to HVB AG in exchange for a cash payment of €25.00 per share. Although we are convinced that the shareholders' meeting was conducted properly with no breaches of procedural rules, in the interest of rapid integration we undertook in a court settlement to pay cash compensation of €26.65 per share (the "26.65 settlement") as soon as the legal challenges of the minority shareholders of Vereins- und Westbank AG are settled, and to pay interest on this compensation as of the date on which the transfer resolution is entered in the commercial register for Vereins- und Westbank AG. Notwithstanding this arrangement, numerous minority shareholders have utilized their right to have the €26.65 settlement reviewed in special judicial proceedings pursuant to Section 1 (3) of the Act on the Procedure Regarding the Compensation of Minority Shareholders. In a decision dated March 2, 2006, Hamburg Regional Court fixed the compensation at €37.20 per no par share, whereby the court made a deviant assessment of important parameters. We intend to appeal against this decision and assume that, if anything, much lower additional payments will need to be made to the excluded shareholders of Vereins- und Westbank AG.

Claims asserted by the liquidator of a corporate customer

- In 2002 a corporate customer of HVB AG filed for bankruptcy. The liquidator subsequently asserted claims out of court against a consortium made up of several banks. HVB AG had a share in this consortium amounting to approximately 9.25% of the outstanding credit facilities. The banks participating in the consortium have appointed a bankruptcy law specialist to review the related issues. The expert does not believe that the liquidator is in a particularly strong position and advises the banks in the consortium to reject the out-of-court claims. At present the outcome of the out-of-court claims is uncertain. Although we are of the opinion that the above-mentioned claims are unfounded, a successful lawsuit on the part of the liquidator would result in a claim against HVB AG in the low nine-figure range (in euros).

EU antitrust proceedings

- In December 2001 the European Commission fined HVB AG and its Vereins- und Westbank AG subsidiary a total of about €31 million for alleged illegal price-fixing of currency exchange fees for exchanging the national currencies of future member states of the European Monetary Union. This ruling was lifted in November 2004 in a first appeal filed with the European Court of Justice. The European Commission in turn appealed this decision. Because the reasons given in the ruling by the European Court of Justice show that the underlying reasons for the decision by the European Commission were not sufficient to impose a fine, we assume that this decision will come into force.

Deferred prosecution agreement USA

- In the period from 1996 to 2002, the New York office of HVB AG had brokered for clients tax-optimization models devised by external advisors, including KPMG LLP. However, the responsible U.S. authorities deemed this as tax evasion by the clients. Under a deferred prosecution agreement, HVB admitted its involvement and agreed to pay a fine and compensation totaling $29.6 million; in return, the U.S. public prosecutors will drop the case after 18 months, given good behavior on the part of HVB AG, and infer no additional allegations from the acts examined.

5 Business risk

Risk management

We define business risk as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risk can result above all from serious deterioration of the market environment, changes in the competitive situation or customer behavior, but may also result from changes in the legal framework.

As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

Measurement methods

The risk capital arising from business risk is measured on the basis of a value-at-risk approach. For this purpose, income and cost volatilities are determined at business unit level and, with due consideration given to correlations, a value-at-risk is calculated that represents the possible fluctuations in company value associated with business risk.

Risk monitoring

Risk capital arising from business risk is calculated and analyzed by the Group Risk Control division and reported to the Chief Risk Officer and the Risk Committee of the Supervisory Board.

Within the framework of monthly reporting by the Group Accounting division, interim revenues and costs of the business units are tracked as levers of business risk by comparing the actual figures with the budgeted targets.

Quantification and specification

The calculated risk capital for business risks of HVB AG amounted to approximately €0.5 billion at year-end 2005.

The PRO efficiency program launched at the end of 2004 is still being implemented according to plan. The program is intended to optimize the structure of HVB Group's cost base in the long term, and consequently that of HVB AG as well, through comprehensive improvements in efficiency in the areas headquarters/staff units, lending processes, and transaction banking. The measures scheduled to take effect in 2005 were achieved in full. The measures for the medium to long term are still being pushed ahead. However, it is possible that, in the course of integration into the UniCredit Group, individual measures – especially those of a strategic nature – may be modified in terms of content or scheduling to optimize the overall impact. As a result, some measures may be delayed or restructured when seen in isolation, with the result that the corresponding synergies will be achieved later than planned.

In general, however, we are confident that we will achieve the expected synergies and financial targets as a new banking group. The detailed integration plan developed jointly by HVB Group and the UniCredit Group provides for significant optimization of the cost base and earning power in the individual business segments.

Despite continual reassessment, however, there may be a risk that the implementation of the planned strategy at the level of HVB Group and/or HVB AG will not be entirely successful, and that this will have detrimental effects on the Bank's revenue situation.

6 Risks arising from our real estate portfolio

We classify potential losses resulting from market fluctuations of our real estate portfolio under this risk type.

In principle, the real estate portfolio of HVB AG has been transferred to our subsidiary HVB Gesellschaft für Gebäude GmbH & Co. KG. Meanwhile, in the course of the integration of Vereins- und Westbank AG in 2004, its real estate portfolio was transferred to HVB AG. As a result of this, the real estate risk capital for HVB AG amounts to €16 million as of December 31, 2005.

7 Risks arising from our shareholdings and investments

Risk management

We classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments under this risk type (operational subsidiaries are excluded). The portfolio is managed by the Group Board.

Measurement methods

Under the value-at-risk approach, the risk inherent in our investments is calculated on the basis of their market values and volatilities, which, in the case of investments in listed companies, are determined using the share price fluctuations. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatilities of industry-specific indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Risk monitoring

The Group Risk Control division calculates and analyzes the risk capital for shareholdings and financial investments, and reports it to the Chief Risk Officer and the Risk Committee of the Supervisory Board.

The task of investment controlling is under the responsibility of the Group Finance and Tax division. It uses auditors' reports, annual reports and interim reporting instruments to regularly verify the value of our investments. This ensures that substantial negative changes in value are recognized early, analyzed, and reported to the Chief Financial Officer.

Quantification and specification

In 2005, we continued to actively manage our investments with a view to further reducing both market and especially cluster risks. In this connection, a further reduction of our stake in Münchener Rückversicherungs-Gesellschaft AG and the disposal of our holding in Rhön-Klinikum AG are worth special note.

As a result of our efforts to streamline our portfolio, there was a significant €0.5 billion decrease in risk capital to €0.9 billion. Although our stake in Münchener Rückversicherungs-Gesellschaft AG is still our largest financial investment, the reduction in our holding has significantly decreased the potential impact of any major or sustained decline in the share price of this equity position on the revenues of our Bank as compared with the previous year.

8 Strategic risk

Risk management

Strategic risk results from management being slow to recognize important trends in the banking sector or drawing false conclusions about these trends. This may result in fundamental management decisions that may prove to be disadvantageous in terms of the Bank's long-term goals and may be difficult or impossible to reverse.

As a part of corporate management, management of strategic risk lies within the area of responsibility of the Group Board, which determines the risk positioning of HVB AG by defining the Bank's strategic orientation.

Measurement methods
Strategic risk is measured primarily by qualitative methods. For this purpose, we continually monitor the domestic and international markets while subjecting our own strategic positioning to an ongoing review process.

Risk monitoring
As part of our long-term planning, the Management Board regularly reviews the defined strategy of HVB AG. This ensures that we can respond to changing conditions as required with adjustments to the business model or the business processes. When deriving strategic initiatives of this kind, the Management Board conducts close consultations with the Supervisory Board, in particular with the Risk Committee and the Strategic and Business Development Committee.

Quantification and specification
Risk from overall economic trends
A particular risk that could impede the strategic direction taken by HVB AG stems from the overall economic trend. The economy developed in a non-uniform pattern across our home markets during the year under review. However, growth has remained very moderate in Germany in particular. The environment in which HVB AG does business is difficult at the present time, especially in Germany, on the back of a persistently high unemployment rate, bankruptcy levels that show no sign of falling, and continuing stagnation in the real estate sector. Economic growth is projected to pick up in Germany in 2006, which would benefit the revenue situation of our Bank, but it is uncertain whether this will actually come about. In addition there are uncertainties arising from the impact of price trends in foreign exchange and commodities markets on the economies of our home markets. Consequently, the risk factors listed above could individually or cumulatively prevent us from achieving the financial goals we have set.

HVB AG is one of the largest lenders to the German Mittelstand. In addition, our Bank is one of the leading providers of personal and business loans in Germany. The business environment described above has repeatedly led to increases in loan defaults and provisions for losses on loans and advances in the past. If economic growth does not improve as we hope, especially in Germany, we cannot preclude the possibility that provisions for losses on loans and advances will remain at a high level.

Risks associated with the business combination of HVB Group and the UniCredit Group
The business combination of HVB Group and the UniCredit Group initiated in the year under review may result in unforeseen difficulties that may also have a negative impact on the net asset, financial and earnings position of our Bank. The combination of the two banks is a complex integration process whose success will depend on numerous factors. For example, we assume that the synergy effects determined by the merger can be achieved. Nevertheless, this assumption is tied to inherent uncertainties as to whether these effects can actually be achieved fully and/or within the planned timeframe. The same statement applies to the efforts to move ahead with the harmonization and integration of the data processing systems and risk management systems of the two banks. Finally, the success of the merger will depend to a decisive degree on key staff members remaining with the merged group. If HVB Group loses key employees in the further course of the combination, this could impede the rapid integration of HVB Group into the UniCredit Group. The possible difficulties listed above could individually or cumulatively have negative effects on the financial situation of our Bank. In addition, the combination with the UniCredit Group and the associated integration projects could lead to the departure of customers from our Bank in the short term.

Hard-fought marketplace
There is fierce competition in commercial banking in HVB AG's core markets, in particular due to excess capacity in the retail banking business. In these markets, HVB AG is competing against public-sector banks and cooperative banks as well as other private-sector German and international banks, some of which – as in the case of certain public-sector banks – are backed by state guarantees. Through the combination with the UniCredit Group, HVB AG intends to further improve its market position and profit situation. Nevertheless, it is possible that an increase in the intensity of competition – triggered, for instance, through further national or cross-border bank mergers – could have negative effects on the net asset, financial and profit situation of HVB Group.

FOR THE YEAR ENDED DECEMBER 31, 2005

Expenses			2005	2004
	€ millions	€ millions	€ millions	€ millions
1 **Interest payable**			8,569	8,416
2 **Fees and commissions payable**			279	268
3 **Net loss on financial operations**			—	—
4 **General administrative expense**				
a) personnel expense				
aa) wages and salaries	1,461			1,245
ab) social security costs and expenses for				
pensions and other employee benefits	385			363
		1,846		1,608
including: for pensions				
€179 million				(173)
b) other administrative expenses		1,427		1,341
			3,273	2,949
5 **Depreciation and amortization on intangible assets, and on property, plant and equipment**			157	83
6 **Other operating expenses**			301	117
7 **Write-downs and provisions for losses on loans, advances and securities, and additions to provisions for losses on guarantees and indemnities**			2,164	2,059
8 **Write-downs on participating interests, shares in affiliated companies, and investment securities**			—	—
9 **Expenses from absorbed losses**			422	218
10 **Extraordinary expenses**			555	2,880
of which: restructuring costs				
€330 million				(250)
real estate revaluation expense				
€225 million				(—)
allocation to special provisions for bad debts				
€ — million				(2,500)
expenses for risk shield				
€ — million				(130)
11 **Transfers to the special fund for general banking risks persuant to Section 340g, Commercial Code**			1	—
12 **Taxes on income**			230	68
13 **Other taxes, unless shown under 'Other operating expenses'**			6	4
14 **Net income**			993	—
Total expenses			16,950	**17,062**

Income		2005	2004
	€ millions	€ millions	€ millions
1 Interest income from			
a) loans and money market operations	10,054		9,915
b) fixed-income securities and			
government-inscribed debt	1,261		1,020
		11,315	10,935
2 Current income from			
a) equity securities and other variable-yield			
securities	264		188
b) participating interests	97		54
c) shares in affiliated companies	491		440
		852	682
3 **Income earned under profit-pooling**			
and profit-and-loss transfer agreements		84	264
4 **Fees and commissions receivable**		1,674	1,469
5 **Net profit on financial operations**		395	168
6 **Write-ups on bad and doubtful debts**			
and on certain securities as well as			
release of provisions for losses on guarantees			
and indemnities		1,146	764
7 **Write-ups on participating interests,**			
shares in affiliated companies, and			
investment securities		1,310	79
8 **Other operating income**		174	161
9 **Net loss**		—	2,540
Total income		**16,950**	**17,062**
1 **Net income (loss)**		993	(2,540)
2 **Withdrawal from additional paid-in capital**		—	2,540
3 **Transfer to retained earnings**			
a) to legal reserve			—
b) to reserve for treasury stock	2		
c) to other retained earnings	800		—
		802	—
4 **Profit available for distribution**		191	—

AT DECEMBER 31, 2005

Assets		Dec. 31, 2005	Dec. 31, 2004
	€ millions	€ millions	€ millions
1 Cash reserve			
a) cash on hand	420		429
b) balances with central banks	2,907		3,436
including: with Deutsche Bundesbank			
€1,139 million			(890)
		3,327	3,865
2 Treasury bills and other bills eligible for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and similar securities issued by public authorities	22		34
including: eligible for refinancing with Deutsche Bundesbank			
€21 million			(30)
b) bills of exchange	151		220
including: eligible for refinancing with Deutsche Bundesbank			
€151 million			(220)
		173	254
3 Placements with, and loans and advances to, other banks			
a) repayable on demand	17,442		14,927
b) other loans and advances	39,642		31,347
		57,084	46,274
including: mortgage loans			
€3 million			(4)
municipal loans			
€537 million			(421)
4 Loans and advances to customers		161,570	168,535
including: mortgage loans			
€91,079 million			(98,487)
municipal loans			
€15,462 million			(17,381)
other loans secured by real-estate liens			
€6,728 million			(7,994)
Amount carried forward:		222,154	218,928

Liabilities			Dec. 31, 2005	Dec. 31, 2004
	€ millions	€ millions	€ millions	€ millions
1 **Amounts owed to other banks**				
a) repayable on demand		17,501		15,105
b) with agreed maturity dates or periods of notice		78,283		67,667
			95,784	82,772
including: registered mortgage bonds in issue				
€3,198 million				(3,248)
registered public-sector bonds in issue				
€871 million				(1,020)
bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€13 million				(14)
and registered public-sector bonds				
€27 million				(47)
2 **Amounts owed to other depositors**				
a) savings deposits				
aa) with agreed period of notice of three months	16,288			16,563
ab) with agreed period of notice				
of more than three months	185			207
		16,473		16,770
b) registered mortgage bonds in issue		12,777		13,679
c) registered public-sector bonds in issue		4,354		4,827
d) other debts				
da) repayable on demand	37,579			29,265
db) with agreed maturity dates or periods of notice	33,327			33,398
including: bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€437 million				(480)
and registered public-sector bonds				
€244 million				(253)
		70,906		62,663
			104,510	97,939
Amount carried forward:			200,294	180,711

Assets			Dec. 31, 2005	Dec. 31, 2004
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			222,154	218,928
5 Debt securities and other fixed-income securities				
a) money market paper				
aa) issued by public authorities	92			307
including: those eligible for collateral for Deutsche Bundesbank advances €89 million				(272)
ab) issued by other borrowers	845			533
including: those eligible for collateral for Deutsche Bundesbank advances €304 million				(461)
		937		840
b) bonds and notes				
ba) issued by public authorities	13,208			13,706
including: those eligible for collateral for Deutsche Bundesbank advances €10,250 million				(9,396)
bb) issued by other borrowers	35,140			29,537
including: those eligible for collateral for Deutsche Bundesbank advances €17,495 million				(14,862)
		49,348		43,243
c) own debt securities		5,044		4,847
nominal value €4,862 million				(4,986)
			54,329	48,930
6 Equity securities and other variable-yield securities			15,538	9,804
7 Participating interests			1,129	1,182
including: in banks €23 million				(126)
in financial service institutions € — million				(—)
8 Shares in affiliated companies			10,523	9,796
including: in banks €8,105 million				(6,723)
in financial service institutions €98 million				(91)
Amount carried forward:			303,673	288,640

Liabilities			Dec. 31, 2005	Dec. 31, 2004
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			200,294	180,711
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	33,157			34,455
ab) public-sector bonds	3,690			8,849
ac) other bonds	33,553			36,174
		70,400		79,478
b) other liabilities evidenced by paper		1		6
including: money market paper				
€ — million				(—)
acceptances and promissory notes				
€1 million				(6)
			70,401	79,484
4 Trust liabilities			569	448
including: loans taken out on a trust basis				
€556 million				(435)
5 Other liabilities			14,836	11,727
6 Deferred income				
a) from issuing and lending operations		266		386
b) other		367		381
			633	767
7 Provisions				
a) provisions for pension fund				
and similar obligations		1,414		1,394
b) tax provisions		478		310
c) other provisions		1,788		1,870
			3,680	3,574
8 Subordinated liabilities			9,022	9,669
9 Participating certificates outstanding			716	716
including: those due in less than two years				
€102 million				(102)
10 Fund for general banking risks			291	290
Amount carried forward:			300,442	287,386

Assets		Dec. 31, 2005	Dec. 31, 2004
	€ millions	€ millions	€ millions
Amount brought forward:		308,673	288,640
9 **Trust assets**		569	448
including: loans granted on a trust basis			
€556 million			(435)
10 **Intangible assets**		285	53
11 **Property, plant and equipment**		389	731
12 **Treasury stock**		2	—
nominal value € — million			(—)
13 **Other assets**		7,149	8,012
14 **Prepaid expenses**			
a) from issuing and lending operations	349		476
b) other	157		164
		506	640
Total assets		**312,573**	**298,524**

Liabilities			Dec. 31, 2005	Dec. 31, 2004
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			300,442	287,386
11 *Shareholders' equity*				
a) subscribed capital		2,252		2,252
divided into:				
736,145,540 shares of common bearer stock				
14,553,600 shares of registered non-voting stock				
b) additional paid-in capital		8,886		8,886
c) retained earnings				
ca) legal reserve	—			—
cb) reserve for treasury stock	2			—
cc) other retained earnings	800			—
		802		—
d) profit available for distribution		191		—
			12,131	11,138
Total liabilities and shareholders' equity			**312,573**	**298,524**
1 *Contingent liabilities*				
a) contingent liabilities on rediscounted				
bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and				
indemnity agreements		31,441		26,236
c) contingent liabilities on assets pledged				
as collateral for third-party debts		—		—
			31,441	26,236
2 Other commitments				
a) commitments from the sale of assets				
subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		35,288		34,106
			35,288	34,106

NOTES

Legal basis

The annual financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HVB") for the 2005 fiscal year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Pfandbrief Act (PfandBG), and the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the key sectors served by commercial and Pfandbrief banks.

The Bank has published the statements of compliance with the German Corporate Governance Code required by Section 161 of the Stock Corporation Act on its website at www.hvb.com/compliance

Accounting, valuation and disclosure

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to lending risk. Specific loan-loss provisions and accruals are reversed as soon as the default risk has ceased, or used if the receivable is classified as irrecoverable and written off.

The Bank makes general provisions for losses on specific loans and advances or sets aside provisions for loans in countries with acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 65.0% held for trading purposes, 32.2% held for liquidity purposes, and 2.8% investment securities on the balance sheet date.

Investment securities are valued in accordance with the regulations set forth in Section 253 (2) 3, German Commercial Code, which only allow for write-downs to be taken in the event of probable permanent impairment. Securities held for liquidity purposes are valued strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for liquidity purposes structured in portfolios are treated in accordance with the valuation-unit principles. Consequently, the Bank has established documented, predefined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions.

For accounting purposes, securities held for trading purposes are pooled with other financial contracts held for trading purposes to form portfolios and valued using differentiated methods in accordance with a modified mark-to-market method. Trading portfolios and contracts are valued at market prices less computed potential loss (value at risk) – where there is a positive valuation difference – to ensure that no unrealized gains from outstanding positions are recognized in the income statement.

Exhaustive information about the Bank's off-balance-sheet financial contracts, complete with detailed breakdowns of the nominal amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent impairment – at the lower fair value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 8), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out respective expense and income items which also contain the results from the disposal of financial assets.

Goodwill and software are disclosed under intangible assets (asset item 10). Software is valued at cost, with scheduled amortization taken over an expected useful life of three to five years.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost, less – insofar as the assets are depreciable – scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Pro rata depreciation is taken to the income statement for additions to furniture and office equipment in the year of acquisition.

Liabilities (liability items 1 to 3, 8 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is recorded as deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated payment obligation and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set aside in the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 41, German Income Tax Regulations, such provisions are based on present values. Compliant with Section 8 of the German Partial Retirement Act (Altersteilzeitgesetz), employee credits for part-time working pre-retirement are secured by contributing or pledging securities to the trustee.

The timing differences between taxable income and accounting income are recorded in a statistical working paper. Deferred tax assets and liabilities are netted. Compliant with Section 274 (2), German Commercial Code, any remaining asset balance is not disclosed.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

Foreign currencies

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the income statement.
Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets aside provisions for anticipated losses on pending transactions. On the other hand, anticipated gains are disregarded.

Breakdown by maturity of selected asset items

€ millions			2005	2004
A 3 b)	Other placements with, and loans and advances to banks			
	with residual maturity of	*less than 3 months*	29,854	22,283
		at least 3 months but less than 1 year	2,390	1,895
		at least 1 year but less than 5 years	4,808	4,778
		5 years or more	2,590	2,391
A 4)	Loans and advances to customers			
	with residual maturity of	less than 3 months	13,128	12,806
		at least 3 months but less than 1 year	8,894	9,579
		at least 1 year but less than 5 years	31,014	32,125
		5 years or more	92,824	98,203
	No fixed maturity		15,710	15,822
A 5)	Debt securities and other fixed-income securities			
	Amounts due in the following year		9,643	9,780

Breakdown by maturity of selected liability items

€ millions			2005	2004
L 1 b)	Amounts owed to other banks			
	with agreed maturity dates or periods of notice			
	with residual maturity of	less than 3 months	48,451	43,738
		at least 3 months but less than 1 year	10,214	6,712
		at least 1 year but less than 5 years	11,972	8,690
		5 years or more	7,646	8,527
	Amounts owed to other depositors			
L 2 ab)	Savings deposits with agreed periods of notice of at least 3 months			
	with residual maturity of	less than 3 months	6	3
		at least 3 months but less than 1 year	60	58
		at least 1 year but less than 5 years	119	146
		5 years or more	—	—
L 2 b)	Registered mortgage bonds in issue,			
L 2 c)	registered public-sector bonds in issue,			
L 2 db)	other debts with agreed maturity dates or periods of notice			
	with residual maturity of	less than 3 months	20,550	18,919
		at least 3 months but less than 1 year	4,564	4,095
		at least 1 year but less than 5 years	9,978	12,718
		5 years or more	15,366	16,172
	Liabilities evidenced by paper			
L 3 a)	Debt securities in issue			
	Amounts due in following year		24,687	24,123
L 3 b)	Other liabilities evidenced by paper			
	with residual maturity of	less than 3 months	1	6
		at least 3 months but less than 1 year	—	—
		at least 1 year but less than 5 years	—	—
		5 years or more	—	—

Amounts receivable from and payable to affiliates and companies in which participating interests are held

€ millions	Affiliates	Affiliates	Participating interests	Participating interests
	2005	2004	2005	2004
Placements with, and loans and advances to, other banks	20,069	14,552	126	147
Loans and advances to customers	3,356	3,083	2,671	2,137
Debt securities and other fixed-income securities	869	500	176	283
Amounts owed to other banks	18,876	8,520	140	142
Amounts owed to other depositors	4,684	4,543	2,923	1,734
Liabilities evidenced by paper	4,011	5,828	118	156
Subordinated liabilities	1,723	1,642	—	—

Trust business

Trust business assets and liabilities break down as follows:

€ millions	2005	2004
Placements with, and loans and advances to, other banks	334	197
Loans and advances to customers	222	237
Equity securities and other variable-yield securities	—	—
Participating interests	13	14
Other assets	—	—
Trust assets	**569**	**448**
Amounts owed to other banks	9	10
Amounts owed to other depositors	56	94
Liabilities evidenced by paper	504	344
Trust liabilities	**569**	**448**

Foreign-currency assets and liabilities

64.1% of the Bank's foreign-currency holdings consist of U.S. dollars, 13.9% of pounds sterling, and 11.1% of yen.

€ millions	2005	2004
Asset	51,846	47,214
Debt	47,751	45,928

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

Subordinated asset items

The following balance sheet items contain subordinated assets:

€ millions	2005	2004
Placements with, and loans and advances to, other banks	1,466	1,572
Loans and advances to customers	366	528
Debt securities and other fixed-income securities	1,149	875
Equity securities and other variable-yield securities	107	81
thereof: own participating certificates in market-smoothing portfolio	2	3

Marketable debt and equity securities

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

€ millions	Total marketable securities 2005	Total marketable securities 2004	of which: listed 2005	of which: listed 2004	of which: unlisted 2005	of which: unlisted 2004
Debt securities and other fixed-income securities	54,329	48,930	46,770	43,848	7,559	5,082
Equity securities and other variable-yield securities	11,397	7,213	11,379	6,981	18	232
Participating interests	474	491	473	473	1	18
Shares in affiliated companies	6,892	5,879	6,892	5,734	—	145

All securities held for trading purposes are valued using a modified mark-to-market method (see "Accounting, valuation and disclosure" above). The difference between the acquisition cost and fair value of the securities held for trading purposes amounts to €973 million. It should be noted, however, that the securities held for trading purposes are normally hedged using derivatives as part of the Bank's hedging strategy and the fair values of the derivatives have opposite effects.

Treasury stock

At year-end 2005, the Bank held 64,021 shares of treasury stock. This total holding of treasury stock at the balance sheet date required a reserve for treasury stock in the amount of €2 million.

Treasury stock was purchased during the period under review on the basis of the authorization under the resolutions adopted by the Bank's Annual General Meeting of Shareholders on April 29, 2004 and May 12, 2005 compliant with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 German Stock Corporation Act, 69,682,294 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and 70,079,893 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €20.41 per share, and resold at an average price of €20.42 per share. The shares purchased during the period under review amounted to an equivalent of €209 million, or 9.3% of capital stock.

The highest number of shares of treasury stock held during the year was 1,394,758, equivalent to €4.2 million, or 0.2% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 247,304 shares as collateral as of December 31, 2005. This represents €0.7 million, or 0.0% of capital stock.

Intangible assets

The goodwill of €53 million arising from the absorption of VuW AG into HVB AG in 2004 was amortized in full in fiscal 2005.

Compliant with IDW RS HFA 11, system and application software is shown under intangible assets for the first time in fiscal 2005.

Other assets

€ millions	2005	2004
Premiums paid on options pending	4,996	5,047
Claims to dividends	539	597
Collection paper, such as checks, matured debentures, interest and dividend coupons	305	229
Equalization item for revaluation of tied currency positions	235	682
Capital investments with life insurers	215	183
Merger-related differences in market values of VuW portfolios	194	250
Claims to tax reimbursements	173	185
Offsetting valuation item from assets held for trading purposes	35	480
Shares for resale	1	1
Purchase price receivables	—	21

Analysis of non-current assets

€ millions	Acquisition/ production cost	Additions during fiscal year	Disposals during fiscal year	Reclassifications during fiscal year[2]
	1	2	3	4
Intangible assets	53	128	74	426
thereof: Goodwill	53	—	53	—
Software	—	128	21	426
Property, plant and equipment	1,260	35	164	(417)
thereof: Land and buildings used by the Bank in its operations	301	6	—	—
Furniture and office equipment	959	29	164	(417)
Other	25	—	—	—
	Acquisition cost			Changes +/–[1]
Participating interests	1,793			(664)
Shares in affiliated companies	10,947			(424)
Investment securities	3,595			(1,676)

[1] use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions

[2] the "Reclassifications during fiscal year" column shows the change in the disclosure of software as well as the changes in value as a result of currency translation

[3] carried under extraordinary expenses, restructuring expenses

Prepaid expenses

€ millions	2005	2004
Discounts on funds borrowed	339	420
Premiums on amounts receivable	10	56

Assets assigned or pledged as security for own liabilities

Assets totaling €39,087 million were assigned or pledged as security for the following liabilities:

€ millions	2005	2004
Amounts owed to other banks	32,781	30,227
Amounts owed to other depositors	4,892	4,546
Provisions for pension fund and similar obligations	1,414	1,394

Examples of own liabilities for which the Bank provides collateral are special credit facilities provided by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions.

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a book value of €27,489 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly open-market transactions with Deutsche Bundesbank and international money market transactions.

In setting up a contractual trust arrangement (CTA), the Bank transferred assets and collateral to the administrator to cover obligations regarding pensions and pre-retirement part-time work. Pursuant to Section 8 a of the German Partial Retirement Act (Altersteilzeitgesetz), employers are required to hedge credit balances exceeding three times the amount of normal earnings, including the associated employer's contribution to the total social security charge, against the risk of insolvency. Recognized provisions and obligations to cover the costs of other group companies are not considered suitable means of security.

Write-ups during the fiscal year	Depreciation/ amortization accumulated	Scheduled amortization during fiscal year	Non-scheduled amortization[3] during fiscal year	Net book value Dec. 31, 2005	Net book value Dec. 31, 2004
5	6	7	8	9	10
—	248	101	104	285	53
—	—	53	—	—	53
—	248	48	104	285	—
—	325	56	—	389	731
—	33	23	—	274	291
—	292	33	—	115	440
—	—	—	—	25	25
				Net book value Dec. 31, 2005	Net book value Dec. 31, 2004
				1,129	1,182
				10,523	9,796
				1,919	3,875

Other liabilities

€ millions	2005	2004
Premiums received on options pending	6,046	5,372
Liabilities from short securities positions	5,245	3,440
Obligations arising from debts assumed	1,492	1,361
Offsetting valution item for assets held for trading purposes	762	–
Liabilities from allowances paid to and losses absorbed from subsidiaries	415	208
Offsetting item for swaps and tied currency positions	134	659
Merger-related differences in market values of VuW portfolios	132	169
Accrued interest on participating certificates outstanding	50	50

Deferred income

Discounts on amounts receivable shown at nominal value totaled €232 million.

Provisions

Other provisions include the following items:

€ millions	2005	2004
Provisions for losses on guarantees and indemnities	321	368
Anticipated losses on pending transactions	147	465
Provisions for uncertain liabilities	956	720
of which:		
Bonus payments on savings plans	26	26
Anniversary bonus payments	79	77
Payments for early retirement, pre-retirement part-time working, etc.	73	85
Payments to employees	349	262
Restructuring provisions	364	317
Total other provisions	**1,788**	**1,870**

Subordinated liabilities

This item includes accrued interest of €42 million. The Bank incurred interest expenses of €474 million in 2005.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or Tier III capital.

In 2005, no item exceeded 10% of total subordinated liabilities.

Participating certificates outstanding

The following table shows the breakdown of participating certificates outstanding:

Issuer	WKN	Year of issue	Type	Nominal amount € millions	Interest rate	Maturity
1 Bayerische Hypo- und Vereinsbank AG	802180	1997	Bearer participating certificates	409	6.75	2007
2 Bayerische Hypo- und Vereinsbank AG	811707	1995	Bearer participating certificates	102	8.50	2005
3 Bayerische Hypo- und Vereinsbank AG	788119	2001	Bearer participating certificates	100	6.30	2011
4 Bayerische Hypo- und Vereinsbank AG	HVOCLA	2004	Bearer participating certificates	10	6.78	2010
5 Bayerische Hypo- und Vereinsbank AG	HVOCLB	2004	Bearer participating certificates	10	6.90	2011
6 Bayerische Hypo- und Vereinsbank AG	HVOCLL	2004	Bearer participating certificates	10	7.08	2010
7 Bayerische Hypo- und Vereinsbank AG	HVOCLP	2004	Bearer participating certificates	10	7.20	2010
8 Bayerische Hypo- und Vereinsbank AG	HVOCLQ	2004	Bearer participating certificates	10	7.20	2010
9 Bayerische Hypo- und Vereinsbank AG	HVOCLC	2004	Bearer participating certificates	8	6.90	2011
10 Bayerische Hypo- und Vereinsbank AG	HVOCLD	2004	Bearer participating certificates	6	6.90	2011
11 Bayerische Hypo- und Vereinsbank AG	HVOCLF	2004	Bearer participating certificates	5	6.90	2011
12 Bayerische Hypo- und Vereinsbank AG	HVOCLG	2004	Bearer participating certificates	5	6.90	2011
13 Bayerische Hypo- und Vereinsbank AG	HVOCLH	2004	Bearer participating certificates	5	6.93	2011
14 Bayerische Hypo- und Vereinsbank AG	HVOCLJ	2004	Bearer participating certificates	5	6.93	2011
15 Bayerische Hypo- und Vereinsbank AG	HVOCLK	2004	Bearer participating certificates	5	6.98	2011
16 Bayerische Hypo- und Vereinsbank AG	HVOCLM	2004	Bearer participating certificates	5	7.08	2010
17 Bayerische Hypo- und Vereinsbank AG	HVOCLN	2004	Bearer participating certificates	5	7.08	2010
18 Bayerische Hypo- und Vereinsbank AG	HVOCLR	2004	Bearer participating certificates	5	6.93	2011
19 Bayerische Hypo- und Vereinsbank AG	HVOCLE	2004	Bearer participating certificates	1	6.90	2011

Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

In each case, the participating certificates grant holders an entitlement to an annual interest payment with priority over the entitlement of shareholders to dividend payments; the interest payments arising from the participating certificates are reduced if such payments would result in a net loss for the year. In the event of the interest payment being reduced, the shortfall is to be repaid in the subsequent fiscal years, provided this does not result in a net loss for the year; a claim to repayment only exists, however, during the term of the participating certificates. Repayment is at the nominal amount; in the event of a net loss for the year or a reduction in the capital stock to cover losses, the redemption amount to which holders are entitled declines proportionately. Where net profits are generated in the subsequent fiscal years following a participation of the participating certificates in a net loss, the claims to repayment of the participating certificates are to be increased out of these profits before the net income is appropriated in any other way, once the legal reserves have been replenished; this obligation terminates when the participating certificates expire.

For the Bank, the participating certificates listed as 1 and 3 through 19 are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

Analysis of shareholders' equity shown in the balance sheet

	€ millions	€ millions
Subscribed capital		
Balance at January 1, 2005	2,252	
Balance at December 31, 2005		2,252
Additional paid-in capital		
Balance at January 1, 2005	8,886	
Balance at December 31, 2005		8,886
Retained earnings		
Legal reserve		
Balance at January 1, 2005	—	
Balance at December 31, 2005		—
Reserve for treasury stock		
Balance at January 1, 2005	—	
Transfer from net income	2	
Balance at December 31, 2005		2
Other retained earnings		
Balance at January 1, 2005	—	
Transfer from net income	800	
Balance at December 31, 2005		800
Profit available for distribution		
Balance at January 1, 2005	—	
Net income	993	
Transfer from net income		
to reserve for treasury stock	(2)	
Transfer from net income		
to other retained earnings	(800)	
Balance at December 31, 2005		191
Shareholders' equity		
at December 31, 2005		12,131

Authorized capital increase

Year authorized	Available until	Original amount € millions	Dec. 31, 2005 € millions
2001	May 22, 2006	780	137

On account of objections from shareholders, the Register Court has not yet filed the resolution to cancel the remaining €137 million and simultaneously authorize €990 million adopted at the Annual General Meeting of Shareholders on April 29, 2004 and hence it is not yet effective.

Conditional capital

Year authorized	Available until	Original amount € millions	Dec. 31, 2005 € millions
2003	May 14, 2008	375	375

Holdings of Bayerische Hypo- und Vereinsbank AG stock in excess of 5%

in %	2005	2004
UniCredito Italiano S.p.A.	93.9	—
Münchener Rückversicherungs-Gesellschaft AG	—	18.4

Holdings pursuant to Section 285 No. 11, German Commercial Code

The complete list of holdings is filed in the Commercial Register in Munich and can be called up on the Bank's website: www.hvb.com/holdings

NOTES TO THE INCOME STATEMENT

The condensed income statement is shown with the Management Report.

Services performed for third parties

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

Breakdown of income by region

The following table shows a breakdown by region of
- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

€ millions	2005	2004
Germany	12,383	12,024
Rest of Europe	1,230	1,073
Americas	507	279
Asia	374	305

Breakdown of other operating income and expenses

Other operating expenses includes the following:
- depreciation of other assets,
- additions to provisions other than provisions for lending and securities operations,
- subsidies for subsidiaries, and
- amounts for social facilities and personnel costs.

Other operating income also includes personnel costs and costs of materials passed on and income from the reversal of provisions other than provisions for lending and securities operations.

Extraordinary expenses

Restructuring costs of €330 million relating to the business combination with UniCredito Italiano S.p.A. are carried under extraordinary expenses. The total includes expenses of €132 million for the formation of restructuring provisions, amortization of software of €104 million, fees of €58 million, and other restructuring costs of €36 million. The aggregate restructuring costs contain a total of €25 million for severance packages and provisions for severance packages for former members of the Management Board and the first executive management level.

Further expenses were incurred in relation to an income subsidy of €225 million paid to the Bank's HVB Gesellschaft für Gebäude Beteiligungs GmbH subsidiary made necessary by the conservative revaluation of real estate taken over.

Taxes on income

The total for taxes on income relates to earnings from ordinary business.

Net income

The Bank generated net income of €993 million in 2005. Compliant with Section 58 (2a) of the German Stock Corporation Act (AktG), €800 million of the total has been transferred to other retained earnings and €2 million to the reserve for treasury stock. The Bank will propose to the Annual General Meeting of Shareholders on May 23, 2006 that the remaining profit available for distribution of €191 million be used to pay an advance dividend of €0.064 per share of preferred stock (for a total of €1 million) and a dividend of €0.25 per share of common stock and share of preferred stock. Under Article 6 of the Bank's Articles of Incorporation, a right of retroactive payment of the advance share in profits is granted to preferred stockholders as an independent right. Consequently a retroactive payment of €3 million will be paid for the years 2002 to 2004.

Contingent liabilities and other financial commitments

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €31,441 million:

€ millions	2005	2004
Loan guarantees	9,186	6,133
Guarantees and indemnities	19,419	17,669
Documentary credits	2,836	2,434

Irrevocable lending commitments totaling € 35,288 million break down as follows:

€ millions	2005	2004
Book credits	31,707	30,986
Mortgage and municipal loans	1,054	1,055
Guarantees	2,390	1,845
Bills of exchange	137	220

Other financial commitments arising from real estate and IT operations total €305 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods, and no charges have been put off to future years.

At the balance sheet date, the Bank had pledged securities worth €7,800 million as collateral for transactions with EUREX, Clearstream Banking Luxembourg and Clearstream Banking AG Frankfurt am Main.

As part of real estate financing and development operations, the Bank assumes rental obligations or issues rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been set aside in the income statement to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €519 million at year-end 2005, and similar obligations for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of three companies for an aggregate of €16 million.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €45 million, and of €14 million with regard to CMP Fonds I GmbH at year-end 2005. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in four partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiary in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Auditor's fees

The following table shows the breakdown of fees paid to the auditor KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft recognized as expense in the year under review:

€ millions	2005
Fees for:	
Auditing of the financial statements	7
Other auditing or appraisal services	1
Tax consulting services	—
Other services	3

Statement of responsibility

HVB ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks:

1. Banks in Germany
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
HVB Bank Latvia AS, Riga
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial companies
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
4. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

HVB no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2005 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

Key capital ratios

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and Tier III capital totaling €17,912 million.

The liable funds consist of core capital (Tier I) and supplementary capital (Tier II) totaling €17,510 million.

Derivative financial instruments

Detailed information on the Bank's derivative financial instruments, complete with itemized breakdowns of the nominal amounts, fair values, and counterparty structure, is shown in the Risk Report.

Employees

The average number of staff employed was as follows:

	2005	2004
Staff (excluding trainees)	20,343	19,105
of whom:		
full-time	16,223	15,299
part-time	4,120	3,806
Trainees	1,077	1,029

The staff's length of service was as follows:

in %	Women (excluding trainees)	Men (excluding trainees)	2005 total	2004 total
25 years or more	13.1	19.4	15.9	18.6
15 to 25 years	21.9	20.0	21.0	21.7
10 to 15 years	23.2	15.7	19.9	25.3
5 to 10 years	18.4	17.7	18.1	21.0
less than 5 years	23.4	27.2	25.1	13.4

Emoluments

€ millions	2005	2004
Members of the Management Board	16	9[1]
Members of the Supervisory Board	1	1
Members of the Advisory Board and the European Advisory Board	–	1
Former members of the Management Board and their surviving dependants	12[2]	9

[1] including €1 million disbursed in fiscal 2004 that was not included in the annual financial statements for 2003

[2] please refer to the note dealing with extraordinary expenses for information on severance packages

At December 31, 2005, the Bank had pension provisions for former members of the Management Board and their surviving dependants totaling €90 million (2004: €97 million) calculated in accordance with Section 6a of the German Income Tax Act using actuarial principles.

Loans to executive board members

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

€ millions	2005	2004
Members of the Management Board	1	9
Members of the Supervisory Board	1	2

Executive boards

Supervisory Board

Alessandro Profumo
since November 29, 2005
Chairman since December 2, 2005

Dr. Albrecht Schmidt
Chairman
until November 27, 2005

Peter König
Deputy Chairman

Dr. Lothar Meyer
Deputy Chairman since December 2, 2005

Dr. Hans-Jürgen Schinzler
Deputy Chairman
until November 28, 2005

Dr. Manfred Bischoff
until July 27, 2005

Aldo Bulgarelli
since November 29, 2005

Dr. Matthias Döpfner
until November 28, 2005

Volker Doppelfeld
until November 27, 2005

Beate Dura-Kempf
since March 9, 2006

Paolo Fiorentino
since November 29, 2005

Dario Frigerio
since November 29, 2005

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
until November 28, 2005

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis
since November 29, 2005

Dr. Diether Münich
from July 28 to November 28, 2005

Herbert Munker
until March 8, 2006

Roberto Nicastro
since November 29, 2005

Vittorio Ogliengo
since November 29, 2005

Gerhard Randa
from May 12 to November 28, 2005

Carlo Salvatori
since November 29, 2005

Dr. Siegfried Sellitsch
until May 12, 2005

Professor Wilhelm Simson
until November 27, 2005

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
since April 1, 2005

Willibald Cernko
since Febuary 23, 2006

Jan-Christian Dreesen
from January 1 to February 9, 2006

Rolf Friedhofen
since January 1, 2006

Dr. Stefan Jentzsch
until November 4, 2005

Dr. Michael Kemmer
until December 22, 2005

Heinz Laber
since January 1, 2006

Michael Mendel
until November 18, 2005

Christine Novakovic,
formerly Licci
from January 17 to November 4, 2005

Dieter Rampl
Board Spokesman until December 31, 2005

Gerhard Randa
until May 12, 2005

Dr. Stefan Schmittmann
(deputy Board member)
since January 1, 2006

Ronald Seilheimer
since January 1, 2006

Matthias Sohler
since January 1, 2006

Dr. Wolfgang Sprissler
Board Spokesman since January 11, 2006

Andrea Umberto Varese
since January 1, 2006

Andreas Wölfer
since January 1, 2006

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS[1]

Supervisory Board

Name Occupation Place of residence	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Alessandro Profumo Chief Executive Officer of UniCredito Italiano S.p.A., Milan, since November 29, 2005, Chairman since December 2, 2005	Deutsche Börse AG, Frankfurt am Main	UniCredit Banca Mobiliare (UBM), Milan[2] UniCredit Banca, Bologna[2] UniCredit Banca d'Impresa S.p.A., Verona[2] UniCredit Private Banking, Turin[2] UniCredit Xelion Banca, Milan[2] Mediobanca, Milan Olimpia, Milan
Dr. Albrecht Schmidt Former Spokesman of the Management Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Grasbrunn, Chairman, until November 27, 2005	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich Siemens AG, Berlin and Munich	Thyssen'sche Handelsgesellschaft mbH, Mülheim/Ruhr
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Deputy Chairman		BVV Versicherungsverein des Bankgewerbes a.G.
Dr. Lothar Meyer Chairman of the Management Board of ERGO Versicherungsgruppe AG, Bergisch Gladbach, Deputy Chairman since December 2, 2005	DKV Deutsche Krankenversicherung AG, Cologne (chairman)[2] Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (chairman)[2] Hamburg-Mannheimer Versicherungs-AG, Hamburg (chairman)[2] Victoria Krankenversicherung AG, Düsseldorf (chairman)[2] Victoria Lebensversicherung AG, Düsseldorf (chairman)[2] Victoria Versicherung AG, Düsseldorf (chairman)[2]	
Dr. Hans-Jürgen Schinzler Former Chairman of the Management Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft and Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Ottobrunn, Deputy Chairman, until November 28, 2005	Deutsche Telekom AG, Bonn Metro AG, Düsseldorf Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich (chairman)	UniCredito Italiano S.p.A., Genoa since January 11, 2006
Dr. Manfred Bischoff Chairman of the Board of EADS N.V., Starnberg, until July 27, 2005	DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich (chairman)[2] DaimlerChrysler Aerospace AG, Ottobrunn (chairman)[2] FRAPORT AG, Frankfurt am Main Gerling Konzern Versicherungs-Beteiligungs-AG, Cologne J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Chairman of the Board)[2] EADS Participations B.V., Amsterdam[2] Royal KPN N.V., Haaglanden Nortel Networks Corporation Nortel Networks Limited Brampton (Ontario), Canada UniCredito Italiano S.p.A., Genoa since January 11, 2006 SMS GmbH, Düsseldorf
Aldo Bulgarelli Attorney, Verona, since November 29, 2005		

[1] As of January 31, 2006
[2] Group directorship

Supervisory Board

Name Occupation Place of residence	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Mathias Döpfner Chairman of the Management Board of Axel Springer AG, Potsdam, until November 28, 2005	ProSiebenSAT.1 Media AG, Unterföhring Schering AG, Berlin	Aktuell Presse-Fernsehen GmbH, Hamburg dpa Deutsche Presse Agentur GmbH, Hamburg Leipziger Verlags- und Druckereigesellschaft mbH & Co. KG, Leipzig
Volker Doppelfeld Former member of the Management Board of BMW AG, Member of the Supervisory Board of BMW AG, Münsing, until November 27, 2005	BMW AG, Munich D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe, until November 9, 2005	Bizerba GmbH & Co. KG UniCredito Italiano S.p.A., Genoa, since January 11, 2006
Beate Dura-Kempf Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf, since March 9, 2006		
Paolo Fiorentino Head of Global Banking Services Division, Management Committee of UniCredito Italiano S.p.A., Milan, since November 29, 2005		UniCredit Produzioni Accentrate S.p.A., Milan[2] Bank Pekao SA, Warsaw UniCredit Real Estate S.p.A., Milan[2] UniCredit Servizi Informativi S.p.A., Milan[2] UniCredit Banca S.p.A., Bologna[2] Zagrebacka Banka, Zagreb UniCredit Private Banking S.p.A., Turin[2]
Dario Frigerio Head of Private Banking and Asset Management Division, Management Committee of UniCredito Italiano S.p.A., Milan, since November 29, 2005		Pioneer Global Asset Management S.p.A., Milan[2] UniCredit Private Banking S.p.A., Turin[2] Pioneer Investment Management Ltd., Dublin[2] Pioneer Investment Management SGRp.A., Milan[2] UniCredit Xelion Banca S.p.A., Milan[2] Pioneer Global Opportunities PLC, Dublin[2] Pioneer Alternative Investment Management, Dublin[2] Pioneer Investment Management USA Inc., Boston[2] Capital Italia Luxembourg SICAV
Klaus Grünewald FB1 unit manager in the Bavarian division of Vereinte Dienstleistungsgewerkschaft e.V., Gröbenzell	Fiducia IT AG, Karlsruhe	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Nürnberg		
Max Dietrich Kley Former Deputy Chairman of the Management Board of BASF AG, Member of the Supervisory Board of BASF AG, Heidelberg, until November 28, 2005	BASF AG, Ludwigshafen, Infineon Technologies AG, Munich (chairman) Schott AG, Mainz SGL Carbon AG, Wiesbaden (chairman) HeidelbergCement AG, Heidelberg	UniCredito Italiano S.p.A., Genoa since January 11, 2006

[1] As of January 31, 2006
[2] Group directorship

Supervisory Board

Name Occupation Place of residence	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Friedrich Koch Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich		
Ranieri de Marchis Chief Financial Officer, Management Committee of UniCredito Italiano S.p.A., Milan, since November 29, 2005		UniCredit Real Estate S.p.A., Milan[2] Locat S.p.A., Bologna[2] Koç Bank AS, Istanbul[2] Koç Finansal Hizmetler AS, Istanbul[2] Yapi Kredi Bankasi AS, Istanbul[2]
Dr. Diether Münich Attorney, Munich, from July 28 to November 28, 2005	HVB Immobilien AG, Munich Internationales Immobilien-Institut GmbH, Munich Tivoli Grundstücks-Aktiengesellschaft, Munich (chairman)	UniCredito Italiano S.p.A., Genoa since January 11, 2006
Herbert Munker Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Leinburg, until March 8, 2006		Pensionskasse der HypoVereinsbank, Munich[2]
Roberto Nicastro Head of Retail Division, Management Committee of UniCredito Italiano S.p.A., Milan, since November 29, 2005		UniCredit Banca S.p.A., Bologna[2] UniCredit Clarima Banca, Milan[2] CreditRas Assicurazioni S.p.A., Milan[2] CreditRas Vita S.p.A., Milan[2] UniCredit Banca d'Impresa S.p.A., Verona[2]
Vittorio Ogliengo Head of Corporates/SME Division, Management Committee of UniCredito Italiano S.p.A., Parma, since November 29, 2005		UniCredit Banca d'Impresa S.p.A., Verona[2]
Gerhard Randa Former Member of the Management Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Executive Vice President of Magna International Inc., Vienna, from May 12 to November 28, 2005		Austrian Airlines Österr. Luftverkehrs AG, Vienna
Carlo Salvatori Member and until January 11, 2006, Chairman of the Board of Directors of UniCredito Italiano S.p.A., Parma, since November 29, 2005		UniCredito Italiano S.p.A., Genoa (until January 11, 2006 Chairman of the Board of Directors)[2] Mediobanca, Milan R.A.S. – Riunione Adriatica di Sicurtà, Milan CreditRas Vita S.p.A., Milan[2] CreditRas Assicurazioni S.p.A., Milan[2]

[1] As of January 31, 2006
[2] Group directorship

Supervisory Board

Name Occupation Place of residence	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Siegfried Sellitsch Chairman of the Management Board of Wiener Städtische Wechselseitigen Versicherungsanstalt Vermögens-verwaltung, Vienna, until May 12, 2005		Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Böhler-Uddeholm Aktiengesellschaft, Vienna Österreichische Unilever Gesellschaft mbH, Vienna UBM-Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg
Professor Wilhelm Simson Former Chairman of the Management Board of E.ON AG and Member of the Supervisory Board of E.ON AG, Trostberg, until November 27, 2005	E.ON AG, Düsseldorf Frankfurter Allgemeine Zeitung GmbH, Frankfurt am Main Merck KGaA, Darmstadt (chairman since January 1, 2006)	Jungbunzlauer Holding AG, Chur Freudenberg & Co., Weinheim (Board of Partners) E. Merck OHG, Darmstadt (Board of Partners)
Professor Hans-Werner Sinn President of Ifo Institute for Economic Research, Gauting	Thüga AG, Munich	
Maria-Magdalena Stadler Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Pullach		
Ursula Titze Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Neusäss		
Jens-Uwe Wächter Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten		
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld		

[1] As of January 31, 2006
[2] Group directorship

Management Board

Name	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Johann Berger since April 1, 2005	Bavaria Film GmbH, Munich, since September 30, 2005	Bavaria Filmkunst GmbH, Munich, since June 30, 2005 HVB Banque Luxembourg Société Anonyme, Luxembourg[2], since March 3, 2005
Willibald Cernko since February 23, 2006		Asset Management GmbH, Vienna (chairman)[2] BA-CA Administration Service GmbH, Vienna[2] Bank Austria Creditanstalt Finanzservice GmbH, Vienna (chairman)[2] Bank Austria Creditanstalt Leasing GmbH, Vienna[2] Bank Austria Creditanstalt Versicherung AG, Vienna[2] Bank für Tirol und Vorarlberg AG, Innsbruck BANKPRIVAT AG, Vienna (chairman)[2] Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg EBPP Electronic Bill Presentment and Payment GmbH, Vienna NOTARTREUHANDBANK AG, Vienna Österreichische Hotel- und Tourismusbank GmbH, Vienna Schoellerbank AG, Vienna (chairman)[2] Stahl Judenburg GmbH, Judenburg Union Versicherungs-Aktiengesellschaft, Vienna ViSA-SERVICE Kreditkarten AG, Vienna
Jan-Christian Dreesen from January 1 to February 9, 2006	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich[2]	HVB Finanzberatung GmbH, Munich[2]
Rolf Friedhofen since January 1, 2006	HVB Immobilien AG, Munich[2], since April 26, 2005 HVB Informations-Verarbeitungs-GmbH, Munich[2], since May 31, 2005 HVB Systems GmbH, Unterföhring[2], since April 22, 2005	HVB Profil Gesellschaft für Personal-management mbH, Munich[2]
Dr. Stefan Jentzsch until November 4, 2005	Infineon Technologies AG, Munich Premiere AG, Unterföhring, since March 9, 2005	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2], until January 27, 2006 Deutsches Museum, Munich
Dr. Michael Kemmer until December 22, 2005	HVB Immobilien AG, Munich[2], until January 10, 2006 Resba GmbH, Hof	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2], from May 19, 2005 to January 27, 2006
Heinz Laber since January 1, 2006	HVB Pensionsfonds AG, Munich[2]	BVV Versicherungsverein des Bankgewerbes a.G., Berlin HVB Profil Gesellschaft für Personal-management mbH, Munich (chairman)[2]
Michael Mendel until November 18, 2005	Aveco Holding AG, Frankfurt am Main BioM Aktiengesellschaft Munich Bio Tech Development, Planegg GI Ventures Aktiengesellschaft, Munich Kennemetal Hertel AG, Fürth Rhön-Klinikum AG, Bad Neustadt/Saale	Bank Austria Creditanstalt Aktiengesellschaft, Vienna (chairman)[2], until January 27, 2006 HVB Life Science GmbH & Co. Beteiligungs-KG, Munich[2] MAHAG – Munich Automobil-Handel Haberl GmbH & Co. KG, Munich

[1] As of January 31, 2006
[2] Group directorship

Management Board

Name	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Christine Novakovic formerly **Licci** from January 17 to November 4, 2005	DAB Bank AG, Munich, from May 13, 2005 to March 9, 2006 HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich, from September 13 to December 31, 2005	
Dieter Rampl Spokesman until December 31, 2005	Bayerische Börse AG, Munich (chairman) BodeHewitt Beteiligungs AG, Grünwald nr. Munich FC Bayern München AG, Munich Koenig & Bauer AG, Würzburg	UniCredito Italiano S.p.A., Genoa (chairman), since January 11, 2006
Gerhard Randa until May 12, 2005		Austrian Airlines Österr. Luftverkehrs AG, Vienna
Dr. Stefan Schmittmann (deputy Board member) since January 1, 2006	Bankhaus Neelmeyer AG, Bremen (chairman)[2] Deutsche Schiffsbank AG, Bremen/Hamburg Schaltbau Holding AG, Munich Verlagsgruppe Weltbild GmbH, Augsburg	Bayerische Landesanstalt für Aufbaufinanzierung (LfA), Munich
Ronald Seilheimer since January 1, 2006	Chemie Pensionsfonds AG, Munich[2] HVB Capital Partners AG, Munich (chairman)[2] HVB Payments & Services GmbH, Munich[2], HVB Pensionsfonds AG, Munich (chairman)[2]	CA IB Corporate Finance Beratungs-Gesellschaft m.b.H., Vienna[2] HVB Banque Luxembourg Société Anonyme, Luxembourg[2] HVB Consult GmbH, Munich (chairman)[2] HVB Principal Equity GmbH, Munich (chairman)[2] Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich (chairman)[2]
Matthias Sohler since January 1, 2006	HVB Informations-Verarbeitungs-GmbH, Munich (chairman)[2], since May 31, 2005 HVB-Systems GmbH, Unterföhring (chairman)[2], until April 22, 2005	
Dr. Wolfgang Sprissler Spokesman since January 11, 2006	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich Thyssen-Krupp Services AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxembourg (chairman)[2]
Andrea Umberto Varese since January 1, 2006		Locat Croatia, Zagreb Locat Russia, Moscow Pecao Leasing, Warsaw
Andreas Wölfer since January 1, 2006	Activest Investmentgesellschaft mbH, Munich (chairman)[2] DAB Bank AG, Munich[2] Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[2] PlanetHome AG, Munich[2]	Activest Investmentgesellschaft Luxembourg S.A., Luxembourg (chairman)[2] Asset Management GmbH, Vienna[2] Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt-Gruppe GmbH, Vienna[2] HVB Capital Management, Inc., New York (chairman)[2] HVB Finanzberatung GmbH, Munich (chairman)[2]

[1] As of January 31, 2006
[2] Group directorship

List of employees and outside directorships

Name	Positions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Dermapharm AG, Grünwald Michael Huber München (MHM) Holding GmbH, Kirchheim
Juergen Cancik	HVB Immobilien AG, Munich[2] Internationales Immobilien-Institut GmbH, Munich (chairman)[2]
Lutz Diederichs	Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[2] Köhler & Krenzer Fashion AG, Ehrenberg Westfalenbank Aktiengesellschaft, Bochum[2]
Henning Giesecke	Rothenberger AG, Kelkheim
Matthias Glückert	Oechsler AG, Ansbach
Thomas Grasse	Bavaria Film GmbH, Munich
Klaus Greger	HVB Payments & Services GmbH, Munich[2]
Franz Herrlein	HVB Immobilien AG, Munich[2]
Dr. Rainer Krütten	Activest Investmentgesellschaft mbH, Munich[2] Financial Markets Service Bank GmbH, Munich[2] Internationales Immobilien-Institut, Munich[2]
Raimund Meilner	Activest Investmentgesellschaft mbH, Munich[2]
Michael Papenfuss	Bankhaus Neelmeyer AG, Bremen[2] Beate Uhse AG, Flensburg Westfalenbank Aktiengesellschaft, Bochum[2]
Frank Roth	Financial Markets Service Bank GmbH, Munich (chairman)[2] HVB Informations-Verarbeitungs-GmbH, Munich[2] HVB Payments & Services GmbH, Munich[2] HVB Systems GmbH, Unterföhring[2]
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Werner Schmidt	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt am Main
Christopher Schütz	Financial Markets Service Bank GmbH, Munich[2]
Dr. Peter Stopfer	Chemie Pensionsfonds AG, Munich[2]
Wolfgang Strobel	HVB Pensionsfonds AG, Munich[2]
Torsten Temp	Bankhaus Neelmeyer AG, Bremen[2]
Raymond Trotz	Internationales Immobilien-Institut GmbH, Munich[2]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt am Main EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt am Main Financial Markets Service Bank GmbH, Munich[2] HVB Immobilien AG, Munich[2] HVB Informations-Verarbeitungs-GmbH, Munich[2] HVB Payments & Services GmbH, Munich (chairman)[2] HVB Systems GmbH, Unterföhring[2]

[1] As of January 31, 2006
[2] Group directorship

MORTGAGE BANKING

Coverage

€ millions	2005	2004
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	—	1
2. Loans and advances to customers		
Mortgage loans	52,287	55,104
Other eligible cover[1]		
1. Other lending to banks	1,000	—
2. Debt securities and other fixed-income securities	950	1,329
3. Equalization claims on government authorities	—	—
Subtotal	**54,237**	**56,434**
Total mortgage bonds requiring cover	48,165	50,399
Excess coverage	**6,072**	**6,035**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	524	508
Mortgage loans	—	—
Municipal loans	524	508
2. Loans and advances to customers	12,819	15,199
including:		
mortgage loans	1,622	1,847
municipal loans	10,505	12,383
3. Debt securities and other fixed-income securities	1,709	1,951
Other eligible cover[2]		
Other lending to banks	50	1,300
Subtotal	**15,102**	**18,958**
Total public-sector bonds requiring cover	8,910	14,650
Excess coverage	**6,192**	**4,308**

[1] compliant with Section 19 (1) of the German Pfandbrief Act
[2] compliant with Section 20 (2) of the German Pfandbrief Act

Mortgage bonds outstanding and covering assets used

€ millions	Nominal	Present value	Present risk value
	2005	2005	2005
1. Mortgage bonds			
Covering assets[1]	54,237	58,110	56,387
thereof: derivatives	—	—	—
Mortgage bonds	48,165	51,496	49,980
Excess coverage	**6,072**	**6,614**	**6,407**
2. Public-sector bonds			
Covering assets[2]	15,102	16,140	15,672
thereof: derivatives	—	—	—
Mortgage bonds	8,910	9,710	9,351
Excess coverage	**6,192**	**6,430**	**6,321**

[1] including further covering assets compliant with Section 19 (1) of the German Pfandbrief Act

[2] including further covering assets compliant with Section 20 (2) of the German Pfandbrief Act

Maturity structure of mortgage bonds outstanding and fixed-interest periods of the respective covering assets

€ millions	Covering assets	Mortgage bonds
	2005	2005
1. Mortgage bonds[1]		
less than 1 year	11,772	12,670
at least one year but less than 5 years	28,096	20,620
at least 5 years but less than 10 years	12,624	13,785
10 years or more	1,745	1,090
	54,237	**48,165**
2. Public-sector mortgage bonds[2]		
less than 1 year	4,775	2,737
at least one year but less than 5 years	6,805	2,623
at least 5 years but less than 10 years	2,574	2,118
10 years or more	948	1,432
	15,102	**8,910**

[1] including further covering assets compliant with Section 19 (1) of the German Pfandbrief Act; by fixed-interest period or remaining maturity in the case of bonds

[2] including further covering assets compliant with Section 20 (2) of the German Pfandbrief Act; by fixed-interest period or remaining maturity in the case of bonds

Loans and advances to cover mortgage bonds, broken down by size

€ millions	2005
Mortgage covering assets	
up to and including €300,000.00	32,584
over €300,000.00 up to	
and including €5,000,000.00	14,055
€5,000,000.00 or more	5,648
	52,287

Loans and advances used to cover mortgage bonds, broken down by region in which the mortgaged properties are located and by type of occupancy

€ millions	Mortgage covering assets	
	Residential property 2005	Commercial property 2005
1. Austria		
Apartments	1	—
Single-family homes	—	—
Multi-family homes	—	—
	1	**—**
2. France/Monaco		
Apartments	—	—
Single-family homes	4	—
Multi-family homes	1	—
Office buildings	—	5
Buildings under construction	—	—
	5	**5**
3. Germany		
Apartments	13,208	—
Single-family homes	13,519	—
Multi-family homes	11,240	—
Office buildings	—	5,526
Commercial buildings	—	4,233
Industrial buildings	—	987
Other commercial buildings	—	1,137
Buildings under construction	1,119	1,158
Building sites	61	67
	39,147	**13,108**
4. Italy/San Marino		
Apartments	—	—
Single-family homes	1	—
Multi-family homes	1	—
	2	**—**
5. Luxembourg		
Office buildings	—	4
	—	**4**
6. Netherlands		
Office buildings	—	13
	—	**13**
7. Spain		
Apartments	2	—
Buildings under construction	—	—
	2	**—**
	39,157	**13,130**

Loans and advances used to cover public-sector bonds, broken down by type of debtor or guarantor and its home country

€ millions	Covering assets
	2005
1. Austria	
Central government	10
	10
2. Europe[1]	
Other	—
	—
3. Germany	
Central government	327
Regional authorities	4,483
Public-sector authorities	6,393
Other	3,283
	14,486
4. Greece	
Central government	436
Other	59
	495
5. Italy	
Regional authorities	20
	20
6. Spain	
Regional authorities	20
Public-sector authorities	21
	41
	15,052

[1] European Coal and Steel Community

Payments in arrears

Payments in arrears on mortgage loans and public-sector loans and advances due between October 1, 2004 and September 30, 2005 break down as follows:

€ millions	Covering assets
	2005
1. Payments in arrears on mortgages	
France	—
Germany	52
	52
2. Payments in arrears on public-sector loans and advances	
Germany	
Regional authorities[1]	2
Other[1]	9
	11

[1] officially guaranteed loans and advances

Repayments, foreclosures and sequestrations

			of which:
		Commercial property 2005	Residential property 2005
	€ millions		
1. Repayments			
through amortisation		338	803
other		15	126
		353	**929**
2. Foreclosures and sequestrations	Number of proceedings		
a) Pending at December 31, 2005			
Foreclosure proceedings	1,614	124	1,490
Sequestration proceedings	91	29	62
Foreclosure and sequestration proceedings	1,083	134	949
	2,788	**287**	**2,501**
b) Foreclosures finalized in 2005	2,571	220	2,351

Interest in arrears

Interest in arrears on mortgage-covering assets due between October 1, 2004 and September 30, 2005 totaled €14 million, and a provision for such was set aside to the extent required. Arrears break down as follows:

€ millions	2005
Commercial property	4
Residential property	10

The present annual financial statements were prepared on March 20, 2006.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE MANAGEMENT BOARD

Berger Cernko Friedhofen Laber Schmittmann (deputy Board member)
Seilheimer Sohler Sprissler Varese Wölfer

Auditor's Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of Bayerische Hypo- und Vereinsbank AG for the business year from January 1 to December 31, 2005. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions of the shareholder agreement/articles of incorporation) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 HGB (Handelsgesetzbuch "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the annual financial statements comply with the legal requirements (and supplementary provisions of the shareholder agreement/articles of incorporation) and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Munich, March 21, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Geib
Wirtschaftsprüfer

Pastor
Wirtschaftsprüfer

FINANCIAL CALENDAR

Important dates 2006

Publication of the 2005 annual results	March 22, 2006
Annual General Meeting of Shareholders	May 23, 2006
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 11, 2006
Second-quarter earnings	September 12, 2006
Third-quarter earnings	November 14, 2006

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by
calling +49 (0)89 378-2 52 76,
faxing +49 (0)89 378-2 40 83, or
e-mailing ir@hvbgroup.com

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Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

You can obtain .pdf files of all reports on our website:
www.hvb.com/annualreport
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Annual Report Lexicon (available in German only)

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Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

DISCLAIMER
The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.
This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany

Holdings 20

HVB Group

82-3777

HypoVereinsbank

Member of
UniCredit Group

CONTENTS

Compliant with Section 313 (2) of the German Commercial Code for the consolidated financial statements and with Section 285 No. 11 and 11a of the German Commercial Code for the annual financial statements of the parent bank

HOLDINGS

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	of which held indirectly		in thousands of currency units	in thousands of currency units
1 Subsidiaries					
1.1 Consolidated subsidiaries					
1.1.1 Banks and financial institutions					
1.1.1.1 Domestic banks and financial institutions					
Activest Investmentgesellschaft mbH, Munich	100.0	100.0	EUR	19,757	[1]
Bankhaus Neelmeyer AG, Bremen	100.0		EUR	40,400	[2.1]
DAB Bank AG, Munich	76.4		EUR	131,435	13,652
Financial Markets Service Bank GmbH, Munich	100.0		EUR	54,773	[2.2]
INDEXCHANGE Investment AG, Unterföhring near Munich	100.0	100.0	EUR	11,481	[1]
Internationales Immobilien-Institut GmbH, Munich	94.0		EUR	9,816	1,653
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100.0	100.0	EUR	23,602	[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich	70.0		EUR	62,573	128
Westfalenbank Aktiengesellschaft, Bochum	100.0		EUR	71,777	(36,752)

[redacted]

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	*of which* held indirectly		*in thousands* of currency units	*in thousands* of currency units
1.1.1.2 Foreign banks and financial institutions					
»HVB Banka Srbija i Crna Gora« A. D., Belgrade	99.6	99.6	CSD	4,171,141	99,786
Activest Investmentgesellschaft Luxembourg S. A., Luxembourg	100.0	100.0	EUR	28,336	22,234
Asset Management GmbH, Vienna	100.0	100.0	EUR	7,508	[1]
Banca Comerciala »Ion Tiriac« S. A., Bucharest	50.0	50.0	RON	431,230	70,807
Bank Austria Cayman Islands Ltd., Georgetown	100.0	100.0	USD	317,686	19,075
subgroup with subsidiaries:					
BA Alpine Holdings, Inc., Wilmington	100.0	100.0			
BA-CA *Finance (Cayman) II Limited, George Town*	*100.0*	*100.0*			
BA-CA Finance (Cayman) Limited, George Town	100.0	100.0			
BFZ (Overseas) Ltd. Cayman Islands, George Town	100.0	100.0			
Bank Austria Creditanstalt Aktiengesellschaft, Vienna	77.5		EUR	5,054,155	647,133
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	100.0	100.0	SIT	33,135,447	2,624,186
Bank Austria Creditanstalt Real Invest GmbH, Vienna	95.0	95.0	EUR	87,860	[1]
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.0	100.0	EUR	18,766	[1]
Bank BPH Spółka Akcyjna, Cracow	71.0	71.0	PLN	6,304,796	1,009,607
subgroup with subsidiaries:					
BPH Finance plc., London	100.0	100.0			
Bankprivat AG, Vienna	100.0	100.0	EUR	11,770	[1]
BPH Bank Hipoteczny S. A., Warsaw	100.0	100.0	EUR	53,780	6,471
Capital Invest die Kapitalanlagesellschaft der *Bank Austria/Creditanstalt Gruppe GmbH, Vienna*	*100.0*	100.0	*EUR*	9,311	[1]
Closed Joint Stock Company International Moscow Bank, Moscow (share of voting rights: 52.9%)	46.8		USD	477,236	105,731
subgroup with subsidiaries:					
Limited Liability Company »B. A. Real Estate«, Moscow	100.0	100.0			
OOO »IMB Leasing Company«, Moscow	100.0	100.0			
ZAO »IMB-Leasing«, Moscow	100.0	100.0			
direktanlage.at AG, Salzburg	100.0	100.0	EUR	18,341	3,232
Hebros Bank AD, Plovdiv	99.9	99.9	BGN	92,000	6,214
HVB Bank Biochim AD, Sofia	99.8	99.8	BGN	185,320	19,316
HVB Bank Czech Republic a.s., Prague	100.0	100.0	CZK	15,144,830	1,856,197
HVB Bank Hungary Rt., Budapest	100.0	100.0	HUF	117,551,000	18,023,723
HVB Bank Romania S. A., Bucharest	>50.0	>50.0	RON	409,238	131,608
HVB Bank Slovakia a.s., Bratislava	100.0	100.0	SKK	7,917,000	613,460
HVB *Banque Luxembourg Société Anonyme, Luxembourg*	100.0		EUR	1,147,800	184,700
HVB Central Profit Banka d.d., Sarajevo	80.9	80.9	BAM	100,391	10,084
HVB Jelzálogbank Rt., Budapest	100.0	100.0	HUF	8,135,000	1,794,842
HVB Splitska banka d.d., Split	99.7	99.7	HRK	1,902,247	304,138
Hypo stavebni sporitelna a.s., Prague	100.0	100.0	EUR	27,566	4,094
Schoellerbank Aktiengesellschaft, Vienna	100.0	100.0	EUR	122,987	21,002
Visa-Service Kreditkarten Aktiengesellschaft, Vienna	50.1	50.1	EUR	26,440	[1]

[redacted]

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.1.2 Other consolidated subsidiaries					
Artemus Macro Fund SPC Limited, George Town	100.0		EUR	116,332	12,785
BA-CA Administration Services GmbH, Vienna	100.0	100.0	EUR	3,730	1,328
BACA Export Finance Limited, London	100.0	100.0	GBP	124,928	2,048
Bank Austria Creditanstalt Leasing GmbH, Vienna	< 100.0	< 100.0	EUR	355,709	48,588
subgroup with subsidiaries:					
»BA-Creditanstalt Leasing Angla« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Delta« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Ecos« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Polus« Sp.z.o.o., Warsaw	100.0	100.0			
»HVB Leasing« d.o.o. Beograd, Belgrade	100.0	100.0			
»HVB SUPER LEASING« EOOD, Sofia	100.0	100.0			
»HypoVereins Immobilien« EOOD, Sofia	100.0	100.0			
»Real Estate Management Poland« Sp.z.o.o., Warsaw	100.0	100.0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99.0	99.0			
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H., Bad Homburg	100.0	100.0			
Allegro Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100.0	100.0			
Allib Leasing s.r.o., Prague	100.0	100.0			
ALLIB ROM s.r.l., Bucharest	100.0	100.0			
ALMS Leasing GmbH., Salzburg	95.0	95.0			
ALV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ANI Leasing s.r.l., Bucharest	100.0	100.0			
Antares Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Arany Pénzügyi Lizing Rt., Budapest	100.0	100.0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	99.8	99.8			
ARUNA Immobilienvermietung GmbH, Vienna	99.8	99.8			
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Vienna [6]	99.8	99.8			
Austria Leasing GmbH, Vienna	99.8	99.8			
Autogyör Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
BA-CA Ingaltanlízing Szolgáltató Részvénytársaság (BA-CA Immobilien Leasing Dienstleistungs AG), Budapest	100.0	100.0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94.9	94.9			
BA CA Leasing (Germany) GmbH, Bad Homburg	100.0	100.0			
BA CA SECUND Leasing GmbH, Vienna	99.8	99.8			
BA Creditanstalt Bulus EOOD, Sofia	100.0	100.0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
BA/CA-Leasing Beteiligungen GmbH, Vienna	100.0	100.0			
BA/CA-Leasing Finanzierung GmbH, Vienna	100.0	100.0			
BA-CA Andante Leasing GmbH, Vienna	100.0	100.0			
BACA Baucis Leasing GmbH, Vienna	99.8	99.8			
BACA CENA Immobilien Leasing GmbH, Vienna	99.8	99.8			
BACA Cheops Leasing GmbH, Vienna	99.8	99.8			
BA-CA Export Leasing GmbH, Vienna	100.0	100.0			
BACA KommunalLeasing GmbH, Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BACA Leasing Alfa s.r.o., Prague	100.0	100.0			
BACA Leasing Carmen GmbH, Vienna	99.8	99.8			
BA-CA Leasing Drei Garagen GmbH, Vienna	99.8	99.8			
BACA Leasing Gama s.r.o., Prague	100.0	100.0			
BA-CA Leasing MAR Immobilien Leasing GmbH, Vienna	99.8	99.8			
BA-CA LEASING MODERATO d.o.o., Ljubljana	100.0	100.0			
BACA Leasing Nekretnine d.o.o., Banja Luka	100.0	100.0			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100.0	100.0			
BA-CA Leasing TechRent GmbH, Vienna	100.0	100.0			
BACA Leasing und Beteiligungsmanagement GmbH, Vienna	99.8	99.8			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Vienna	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH, Vienna	100.0	100.0			
BA-CA Luna Leasing GmbH, Vienna	99.8	99.8			
BACA Minerva Leasing GmbH, Vienna	100.0	100.0			
BACA Minos Leasing GmbH, Vienna	99.8	99.8			
BACA Mobilien und LKW Leasing GmbH, Vienna	100.0	100.0			
BACA PEGASUS Leasing GmbH, Vienna	99.8	99.8			
BA-CA Polaris Leasing GmbH, Vienna	99.8	99.8			
BA-CA Presto Leasing GmbH, Vienna	99.8	99.8			
BACA Real Estate s.r.l., Bucharest	100.0	100.0			
BACA Romus s.r.l., Bucharest	100.0	100.0			
BACA VULCANUS Immobilien Leasing GmbH, Vienna	99.8	99.8			
BA-CA Zega Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
BACAL ALPHA d.o.o., Zagreb	100.0	100.0			
BACAL Versicherungsservice Holding GmbH, Vienna	100.0	100.0			
BACA-Leasing Aquila Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Gemini Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Herkules Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Lupus Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Midas Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Nero Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Omikron Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Ursus Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BAL Carina Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Demeter Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Helios Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hestia Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Horus Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hypnos Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Leto Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
BAL Pan Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Sobek Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt Leasing Immobilien-anlagen GmbH, Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100.0	100.0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Hungaria Beta Leasing Kft., Budapest	100.0	100.0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100.0	100.0			
Baulandentwicklung Gdst 1682/8 GmbH & Co. OEG, Vienna	100.0	100.0			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Vienna	100.0	100.0			
Border Leasing Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	99.8	99.8			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Business City Management GmbH, Budapest	100.0	100.0			
CAC Full Service Leasing s.r.o., Bratislava	100.0	100.0			
CAC Full Service Leasing, s.r.o., Prague	100.0	100.0			
CAC IMMO, s.r.o., Prague	100.0	100.0			
CAC Leasing a.s., Prague	100.0	100.0			
CAC Leasing Slovakia a.s., Bratislava	100.0	100.0			
CAC poistovaci maklér, s.r.o., Bratislava	100.0	100.0			
CAC Pojisťovací Maklérská spol. s.r.o., Prague	100.0	100.0			
CAC Real Estate, s.r.o., Prague	100.0	100.0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Beta 2 Ingatlanhasznositó Korlatolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Euro s.r.o., Prague	100.0	100.0			
CA-Leasing Iota Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság. Budapest	100.0	100.0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Ovus s.r.o., Prague	100.0	100.0			
CA-Leasing Praha s.r.o., Prague	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
CA-Leasing Senioren Park GmbH, Vienna	99.8	99.8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100.0	100.0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CALG 307 Mobilien Leasing GmbH, Vienna	99.8	99.8			
CALG 443 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG 451 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Alpha Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Anlagen Leasing GmbH & Co. Grundstück-vermietung und -verwaltung KG, Munich	99.9	99.9			
CALG Anlagen Leasing GmbH, Vienna	99.8	99.8			
CALG Delta Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Gamma Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Grundstückverwaltung GmbH. Vienna	99.8	99.8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Vienna	100.0	100.0			
CALG Immobilien Leasing GmbH, Vienna	99.8	99.8			
CALG Minal Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
Charade Leasing Gesellschaft m.b.H.,Vienna	99.8	99.8			
Chefren Leasing GmbH, Vienna	100.0	100.0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Communa-Leasing Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	99.8	99.8			
Contra Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Cristal Palace Real Estate, s.r.o., Prague	95.0	95.0			
Cukor Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
DEBO Leasing s.r.l., Bucharest	100.0	100.0			
DLB LEASING s.r.o., Prague	100.0	100.0			
DLV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eggenberg Leasing-Gesellschaft m.b.H., Vienna	100.0	100.0			
Érdi Projekt Ingatlanhasznosító Kft., Budapest	100.0	100.0			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease RAMSES Immobilien Leasing Gesellschaft m.b.H. & Co. KEG, Vienna	99.8	99.8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Expanda Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Vienna	100.0	100.0			
FM Grundstücksverwaltungs GmbH & Co. KG, Munich	94.9	94.9			
FMC Leasing Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
FMZ Sigma Projektentwicklungs GmbH, Vienna	99.8	99.8			
Folia Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
Fugato Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Vienna	99.8	99.8			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Vienna	99.8	99.8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.0	99.0			
Gebäudeleasing Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	99.8	99.8			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Vienna	99.8	99.8			
GRAND INVESTICIJE d.o.o. za promet nekretninama, Zagreb	100.0	100.0			
Grundstücksverwaltung Linz-Mitte GmbH, Vienna	99.8	99.8			
Grundstücksverwaltungsgesellschaft m.b.H. & Co. KG, Dornbirn	100.0	100.0			
Hebros Auto E.O.O.D., Sofia	100.0	100.0			
Hebros Leasing E.A.D., Sofia	100.0	100.0			
Herku Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
HFP Ingatlanhasznosító Részvénytársaság , Budapest	100.0	100.0			
Hoka Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Honeu Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Vienna	100.0	100.0			
HVB AGENT d.o.o., Zagreb	100.0	100.0			
HVB AUTO LEASING EOOD, Sofia	100.0	100.0			
HVB Leasing CPB d.o.o., Sarajevo	100.0	100.0			
HVB Leasing Croatia d.o.o. za leasing, Zagreb	100.0	100.0			
HVB Leasing Czech Republic s.r.o., Prague	100.0	100.0			
HVB Leasing d.o.o., Sarajevo	100.0	100.0			
HVB Leasing Hungary Kereskedlmi Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB Leasing Hungary Pénzügyi Szolgáltató Rt., Budapest	100.0	100.0			
HVB Leasing Imobiliar s.r.l., Bucharest	100.0	100.0			
HVB Leasing Insurance Broker Bulgaria OOD, Sofia	100.0	100.0			
HVB Leasing Insurance Broker s.r.l., Bucharest	99.8	99.8			
HVB Leasing Jupiter Kft., Budapest	100.0	100.0			
HVB Leasing Max Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB LEASING OOD, Sofia	90.0	90.0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100.0	100.0			
HVB Leasing Slovakia s.r.o., Bratislava	100.0	100.0			
HVB-Leasing Aida Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Biztositasi Alkusz Szolgáltató Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB-Leasing Dante Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Fidelio Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Forte Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Hamlet Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Hermes Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing LAMOND Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Maestoso Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Othello Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Romania s.r.l., Bucharest	100.0	100.0			
HVB-Leasing Sport Ingatlanhasznosító Kft., Budapest	100.0	100.0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Inprox Chomutov, s.r.o., Prague	100.0	100.0			
Inprox Karlovy Vary s.r.o., Prague	100.0	100.0			
INPROX Kladno, s.r.o., Prague	100.0	100.0			
INPROX Poprad, Spol. s.r.o., Bratislava	100.0	100.0			
INPROX SR I., spol. s.r.o., Bratislava	100.0	100.0			
Intro Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Jausern-Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
KADMOS Immobilien Leasing GmbH, Vienna	99.8	99.8			
Kunsthaus Leasing GmbH, Vienna	100.0	100.0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Lagermax Leasing GmbH, Salzburg	99.8	99.8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Largo Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
LEASFINANZ GmbH, Vienna	100.0	100.0			
LEASFINANZ Mobilienvermietung GmbH, Vienna	100.0	100.0			
Legato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
LF Beteiligungen GmbH, Vienna	100.0	100.0			
LINO Hotel-Leasing GmbH, Vienna	99.8	99.8			
Lipark Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Liva Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Vienna	98.0	98.0			
Martianez Comercial S.A., Puerto de la Cruz	100.0	100.0			
MBC Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
MID Garagen GmbH, Vienna	99.8	99.8			
MIK Beta Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
MIK Ingatlankezelö Kft., Budapest	100.0	100.0			
MM Omega Projektentwicklungs GmbH, Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Mögra Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Nage Lokalvermietungsgesellschaft m.b.H., Vienna	99.8	99.8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Vienna	57.5	57.5			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Vienna	95.0	95.0			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Vienna	100.0	100.0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Vienna	100.0	100.0			
OLG Handels- und Beteiligungsverwaltungs-gesellschaft m.b.H., Vienna	100.0	100.0			
OLG Industriegüter Leasing GmbH & Co. KG, Vienna	86.1	86.1			
Optima Financial Services E.O.O.D., Sofia	100.0	100.0			
Panenska Invest Spol.s.r.o., Bratislava	100.0	100.0			
Parzhof-Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
PAZONYI'98 Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
PELOPS Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Piana Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Polimar 13 Spólka z orgranczon odpowiedzialno ci, Warsaw	100.0	100.0			
Polimar 6 Spólka z oraniczon odpowiedzialno ci, Warsaw	100.0	100.0			
Posato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Rent Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Regev Realitätenverwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
Rondo Leasing GmbH, Vienna	100.0	100.0			
RSB Anlagenvermietung Gesellschaft m.b.H., Vienna	100.0	100.0			
RUBATO LEASING drusto s ograni enom odgovornos u za leasing, Zagreb	100.0	100.0			
RWF Real – Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommandit-gesellschaft, Vienna	100.0	100.0			
Savka Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Seca-Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Shopping Center Györ Errichtungs- und Betriebs-gesellschaft mbH, Budapest	100.0	100.0			
SHS Leasing GmbH, Vienna	99.8	99.8			
Sigma Leasing GmbH, Vienna	99.8	99.8			
Sonata Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Vienna	100.0	100.0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Vape Communa Leasinggesellschaft m.b.H., Vienna	99.8	99.8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Zagra Leasing d.o.o. za financiranje, Zagreb	100.0	100.0			
Bank Austria Trade Services Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	252,150	[1]
Banking Transaction Services s.r.o., Prague	100.0	100.0	EUR	1,567	15
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, Munich	100.0	100.0	EUR	294	[1]
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100.0		EUR	306,645	[2,3]
BodeHewitt AG & Co. KG, Grünwald	72.3		EUR	3,744	3,668
BPH PBK Leasing S. A., Warsaw	100.0	100.0	PLN	188,805	706
subgroup with subsidiaries:					
BPH Leasing SA, Poznan	100.0	100.0			
PBK Leasing Spólka Akcyjna, Warsaw	100.0	100.0			
CABET-Holding-Aktiengesellschaft, Vienna	100.0	100.0	EUR	542,627	136,582
subgroup with subsidiaries:					
CABO Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
Caibon.com Internet Services GmbH, Vienna	100.0	100.0	EUR	251,057	[1]
Domus Bistro GmbH, Vienna	100.0	100.0	EUR	73	3
Domus Clean Reinigungs GmbH, Vienna	100.0	100.0	EUR	35	0
Domus Facility Management GmbH, Vienna	100.0	100.0	EUR	73	19
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich	100.0		EUR	1.042	(3,048)
HVB Alternative Financial Products AG, Vienna	100.0		EUR	1.013	(1)
HVB Asset Management Holding GmbH, Munich	100.0	100.0	EUR	241,952	[1]
HVB Capital Asia Limited, Hong Kong	100.0		JPY	13,511,116	1,634,156
HVB Capital LLC, Wilmington	100.0		USD	1,127	87
HVB Capital LLC II, Wilmington	100.0		USD	3	0

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB Capital LLC III, Wilmington	100.0		USD	1,107	90
HVB Capital LLC V, Wilmington	100.0		USD	0	2
HVB Capital LLC VI, Wilmington	100.0		USD	2	0
HVB Capital LLC VII, Wilmington	100.0		USD	0	0
HVB Capital LLC VIII, Wilmington	100.0		USD	0	0
HVB Gesellschaft für Gebäude mbH & Co. KG, Munich	100.0		EUR	871,401	[1]
HVB Global Assets Company L.P., City of Dover[5]	5.0		USD	989,326	52,672
HVB Hong Kong Limited, Hong Kong	100.0		USD	7,650	2,066
HVB Informations-Verarbeitungs-GmbH, Munich	100.0		EUR	154	[2.4]
HVB Investments (UK) Limited, George Town	100.0		EUR	291,208	2.164
HVB Leasing GmbH, Hamburg	100.0		EUR	22,026	[2.5]
HVB Payments & Services GmbH, Munich	100.0		EUR	660	[2.6]
HVB Risk Management Products Inc., New York	100.0		USD	60,281	(2,430)
HVB Systems GmbH, Unterföhring	100.0		EUR	746	[2.7]
HVB U.S. Finance Inc., New York	100.0		USD	26,211	4,160
HVB Verwa 4 GmbH, Munich	100.0		EUR	307,086	[2.8]
HVB Verwa 4.4 GmbH, Munich	100.0	100.0	EUR	6,052	[1]
HVB Wealth Management Holding GmbH, Munich	100.0		EUR	73,422	[2.9]
HVZ GmbH & Co. Objekt KG, Munich[3]	100.0	100.0	EUR	148,065	[1]
Hypo (UK) Holdings Limited, London	100.0		GBP	441	(163)
Hypo-Bank Verwaltungszentrum GmbH & Co. KG					
Objekt Arabellastraße, Munich[3]	100.0	100.0	EUR	26	[1]
HypoVereinsFinance N.V., Amsterdam	100.0		EUR	4,256	1,481
Lassallestraße Bau-, Planungs-, Errichtungs- und					
Verwertungsgesellschaft m.b.H., Vienna	99.1	99.1	EUR	4,451	[1]
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co.					
Objekt KG, Munich[3]	100.0	100.0	EUR	500,014	[1]
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG					
Verwaltungszentrum, Munich[3]	100.0	100.0	EUR	2,301	[1]
TIVOLI Grundstücks-Aktiengesellschaft, Munich	99.7	99.7	EUR	10,636	3,165
WAVE Solutions Information Technology GmbH, Vienna	100.0	100.0	EUR	1,476	174
1.2 Non-consolidated subsidiaries[4]					
1.2.1 Banks and financial institutions					
Activest Fund Services S.A., Luxembourg	100.0	100.0	CHF	735	479
Activest Investmentgesellschaft Schweiz AG, Berne	100.0	100.0	CHF	10,546	3,497
Bank Austria Creditanstalt Real Invest Immobilien-					
Kapitalanlage GmbH, Vienna	100.0	100.0	EUR	5,050	277
CA IB International Markets AG, Vienna	100.0	100.0	EUR	11,517	[1]
FactorBank AG, Vienna	52.0	52.0	EUR	7,242	16
HVB Banca pentru Locuinte S.A., Bucharest	< 100.0	< 100.0	RON	34,750	(5,250)
HVB Bank Latvia AS, Riga	100.0		LVL	18,379	2,581
group with subsidiaries:					
SIA »HVB Leasing«, Riga	100.0	100.0			
HVB Investitionsbank GmbH, Hamburg	100.0	100.0	EUR	16,933	[1]
HVB Singapore Limited, Singapore	100.0	100.0	EUR	11,304	(993)
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev	100.0		UAH	182,303	46,899

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Mezzanin Finanzierungs AG, Vienna	68.3	68.3	EUR	27,240	1,268
Nova Banjalucka Banka AD, Banja Luka	83.3	83.3	BAM	16,412	7,544
Schoellerbank Invest AG, Salzburg	100.0	100.0	EUR	4,044	1,205
1.2.2 Other non-consolidated subsidiaries					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100.0	100.0			
»Artist« Marketing Entertainment GmbH, Vienna	100.0	100.0	EUR	3	(256)
»BA Creditanstalt Leasing Alpha« d.o.o., Belgrade	100.0	100.0			
»BANCOM« Sp.z.o.o., Warsaw	99.7	99.7			
»CA IB Asset Management S.A.I.« S. A., Bucharest	100.0	100.0			
»CAFU« Vermögensverwaltung GmbH, Vienna	100.0	100.0			
»Diners Club CEE Holding AG«, Vienna	99.8	99.8	EUR	3,354	352
»MOTOSOFT« Sp.z.o.o., Warsaw	90.9	90.9			
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, Munich	66.7	66.7	EUR	(35,851)	0
A&T-Projektentwicklungs-Verwaltungs GmbH, Munich	66.7	66.7			
AB Immobilienverwaltungs-GmbH & Co. XENOR-KG, Munich (share of voting rights: 66.7%)	94.0				
AB Immobilienverwaltungs-GmbH, Munich	100.0	100.0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. OHG, Vienna	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, Munich	100.0	100.0	EUR	57,645	1,735
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, Munich	100.0	100.0	EUR	60,493	2,073
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, Munich	100.0	100.0	EUR	9,499	245
Acis Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Active Bond Portfolio Management GmbH, Grünwald	100.0	100.0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg	100.0		EUR	864	150
AE Capital Inc., New York	100.0	100.0	USD	(40)	1,369
AE Liegenschaftsverwertung GmbH, Vienna	100.0	100.0			
AGROB AKTIENGESELLSCHAFT, Ismaning (share of voting rights: 75.0%)	52.7	52.7	EUR	18,147	423
AGRUND Grundstücks-GmbH, Munich	90.0	90.0			
Alexandersson Real Estate I B.V., Apeldoorn	100.0	100.0			
Alfa Holding Ingatlanszolgaltato Kft., Györ	95.0	95.0			
Alkmene Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Allcasa Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	5	1,455
ALLTERRA Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(6,380)	4
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, Munich	100.0	100.0	EUR	50	1
Altea Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, Munich	100.0	100.0			
Amphitryon Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Antus Immobilien- und Projektentwicklungs GmbH, Munich	90.0	90.0	EUR	(16,497)	(1,656)
ANWA Gesellschaft für Anlagenverwaltung mbH, Munich	95.0	93.9			
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, Munich	100.0	100.0	EUR	(23,171)	262

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Apir Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
ARCADIA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0	EUR	25	[1]
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0	EUR	793	[1]
Argentum Media GmbH & Co. KG, Hamburg	100.0	100.0	EUR	698	47
ARRONDA Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(49,727)	(3,200)
Asset Management Bremen GmbH, Bremen	100.0	100.0	EUR	83	[1]
Asset S. A., Warsaw	99.9	99.9			
ASSINDIA Immobilien- und Projektentwicklungs GmbH i.L., Munich	100.0	100.0	EUR	0	[1]
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0	EUR	25	[1]
Atlanterra Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(44,612)	373
Aufbau Dresden GmbH, Munich	100.0	100.0	EUR	(25,671)	0
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100.0	100.0			
AWT Handels Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	4,206	[1]
AWT International Trade AG, Vienna	100.0	100.0	EUR	11,468	(874)
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, Munich	100.0	100.0	EUR	(1,705)	431
B.I. Asesoramiento Financiero, S. A. i.L., Madrid	100.0	100.0			
B.I. International Limited, George Town	100.0	100.0			
BA Worldwide Fund Management Ltd. i.L., Tortola	100.0	100.0	USD	32	6,254
BA-CA GrEco Versicherungsmanagement Gesellschaft m.b.H., Vienna	51.0	51.0	EUR	1,013	561
BA-CA Betriebsobjekte AG & Co. Beta Vermietungs OEG, Vienna	100.0	100.0			
BA-CA Betriebsobjekte AG, Vienna	100.0	100.0	EUR	122,890	[1]
BA-CA Betriebsobjekte Praha spol.s.r.o., Prague	100.0	100.0	CZK	186,001	24,356
BA-CA Infrastructure Finance Advisory GmbH, Vienna	100.0	100.0			
BA-CA Objektfinanzierung GmbH, Vienna	100.0	100.0			
BA-CA Objektfinanzierungs GmbH & Co. OEG, Vienna	100.0	100.0			
BA-CA Private Equity GmbH, Vienna	100.0	100.0	EUR	3,003	[1]
BA-CA Real Invest Asset Management GmbH, Vienna	100.0	100.0			
BA-CA Wien Mitte Holding, Vienna	100.0	100.0			
BA-CA-GVG Holding GmbH, Vienna	100.0	100.0	EUR	464	442
BACAI, London	100.0	100.0			
BAK Verwaltungs-Gesellschaft mbH, Bochum	100.0	100.0			
BaLea Soft GmbH & Co. KG, Hamburg	100.0	100.0	EUR	1,205	(860)
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Baltic Business Center Sp.z.o.o., Gdynia	62.0	62.0	PLN	(79,848)	19,427
Bank Austria Aktiengesellschaft & Co. EDV Leasing OHG, Vienna	100.0	100.0			
Bank Austria Cayman Islands (Management) Ltd., George Town	100.0	100.0			
Bank Austria Cayman Islands (Nominees) Ltd., George Town	100.0	100.0			
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.0	100.0	EUR	1,525	[1]
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Versicherungsdienst GmbH, Vienna	81.0	81.0			
Bank Austria-CEE BeteiligungsgmbH, Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank Rozwoju Energetyki i Ochrony Srodowiska Spólka Akcyjna »Megabank« i.L., Warsaw	100.0	100.0	PLN	(18,997)	1,401
Bankowe Doradztwo Podalkowe Spólka z.o.o., Cracow (share of voting rights: 48.7%)	74.0	74.0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100.0				
Bayern Power Limited, London	100.0		GBP	1,833	(6,500)
BB-C Vila Domy v.o.s., Prague	100.0	100.0	CZK	2,000	40,576
BD Industrie-Beteiligungsgesellschaft mbH, Munich	100.0				
Betaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
BFAG – Holding Gesellschaft m.b.H, Vienna	100.0	100.0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, Munich	100.0				
BIL Aircraftleasing GmbH, Grünwald	100.0	100.0			
BIL Beteiligungstreuhand GmbH, Munich	100.0	100.0			
BIL Immobilien Fonds GmbH & Co. Objekt Perlach KG, Munich (share of voting rights: 98.9%)	100.0	100.0	EUR	3,290	150
BIL Immobilien Fonds GmbH, Munich	100.0	100.0			
BIL Leasing-Fonds GmbH & Co. VELUM KG, Munich	100.0				
BIL Leasing-Fonds Verwaltungs-GmbH, Munich	100.0	100.0			
BIL V&V Vermietungs GmbH, Munich	100.0	100.0			
Blue Capital Amerika GmbH & Co. Dritte Objekte USA KG, Hamburg	100.0	100.0			
Blue Capital Canadian Investments Inc., Toronto	100.0	100.0			
Blue Capital Canadian Management Inc., Toronto	100.0	100.0			
Blue Capital Dritte Europa Immobilien Verwaltungs-gesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Equity GmbH, Hamburg	100.0	100.0	EUR	4,504	4,170
Blue Capital Equity Management GmbH, Hamburg	100.0	100.0	EUR	309	253
Blue Capital Erste Kanada Immobilien Verwaltungs-gesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Europa Immobilien GmbH & Co. Sechste Objekte Großbritannien KG, Hamburg	100.0	100.0			
Blue Capital Europa Immobilien GmbH & Co. Siebte Objekte Österreich KG, Hamburg	100.0	100.0			
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Fonds GmbH, Hamburg	100.0	100.0	EUR	1,439	6,360
Blue Capital GmbH, Hamburg	100.0		EUR	1,805	[2,10]
Blue Capital Investment Inc., Dallas	100.0	100.0	USD	2,939	(20)
Blue Capital Management Inc., Dallas	100.0	100.0	USD	1,116	376
Blue Capital Metro Amerika Inc., Wilmington	100.0	100.0			
Blue Capital Pennsylvania Inc., Washington	100.0	100.0			
Blue Capital Private Assets GmbH, Hamburg	100.0	100.0			
Blue Capital Real Estate GmbH, Munich	100.0	100.0			
Blue Capital Stiftungstreuhand GmbH, Hamburg	100.0	100.0			
Blue Capital Treuhand GmbH, Hamburg	100.0	100.0			
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Zweite Europa Immobilien Verwaltungs-gesellschaft mbH, Hamburg	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Bode Grabner Beye Trust GmbH, Grünwald	100.0	100.0			
BodeHewitt Beteiligungs AG, Grünwald	90.0				
Bonum Anlage-und Beteiligungsgesellschaft mbH, Bremen	100.0	100.0	EUR	60	[1]
BPH Auto Finanse SA, Warsaw	100.0	100.0	PLN	118,156	12,451
BPH Investment Fund Company (BPH Towarzystwo Funduszy Inwestycyjnych S. A.), Warsaw	100.0	100.0	PLN	9,485	2,802
BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warsaw	100.0	100.0	PLN	10,091	334
BPH Real Estate SA, Warsaw	100.0	100.0			
BV Finance Praha s.r.o. i.L., Prague	100.0				
BV Grundstücksentwicklungs-GmbH & Co. Kinocenter KG, Munich	100.0	100.0	EUR	84	[1]
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, Munich	100.0	100.0	EUR	29	[1]
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, Munich	100.0		EUR	511	[1]
BV Grundstücksentwicklungs-GmbH, Munich	100.0	100.0			
BVK 2 GmbH i.L., Munich	100.0	100.0			
BVK Holding GmbH i.L., Munich	100.0	100.0	EUR	3,562	204
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Vienna	100.0	100.0			
CA European Bond Advisor S. A., Luxembourg	100.0	100.0			
CA IB Bulinvest EOOD, Sofia	100.0	100.0			
CA IB Corporate Finance a.s., Prague	100.0	100.0	EUR	3,736	3,000
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	13,612	[1]
CA IB Corporate Finance d.d., Ljubljana	100.0	100.0			
CA IB Corporate Finance d.o.o., Belgrade	100.0	100.0			
CA IB Corporate Finance Limited, London	100.0	100.0	EUR	399	220
CA IB Corporate Finance OOO, Moscow	100.0	100.0	EUR	(315)	(400)
CA IB Corporate Finance Rt. (CA IB Tökepiaci Rt.), Budapest	100.0	100.0	EUR	854	230
CA IB d.d., Zagreb	100.0	100.0	EUR	1,667	900
CA IB Financial Advisers a.s., o.c.p., Bratislava	100.0	100.0			
CA IB Financial Advisers sp.z.o.o., Warsaw	100.0	100.0	PLN	1,364	2,579
CA IB Infrastruktur Projektberatungs Ges.m.b.H. i.L., Vienna	100.0	100.0			
CA IB International Markets Limited, London	100.0	100.0	EUR	11,517	1,590
CA IB Invest d.o.o, Zagreb	100.0	100.0			
CA IB Polska Spólka Akcyjna, Warsaw	100.0	100.0	PLN	69,216	535
CA IB Romania SRL, Bucharest	100.0	100.0			
CA IB Securities (New York). Inc., New York	100.0	100.0			
CA IB Securities (Ukraine) AT, Kiev	100.0	100.0			
CA IB Securities Investment Fund Management Rt, Budapest	100.0	100.0	HUF	756,804	319,635
CA IB Securities S. A. (Bucharest), Bucharest	100.0	100.0			
CA IB Securities S. A., Warsaw	100.0	100.0	PLN	36,480	16,962
CAE Praha a.s., Prague	100.0	100.0	EUR	2,540	(25)
Cameron Granville 2 Asset Management Inc., Manila	100.0	100.0			
Cameron Granville Asset Management (SPV-AMC) Inc., Manila	100.0	100.0	PHP	64,145	32,815
Cards & Systems EDV-Dienstleistungs GmbH, Vienna	58.0	58.0	EUR	843	219
CDT Advisor S. A., Luxembourg	100.0	100.0			
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Center Heinrich-Collin-Straße 1 Vermietungs GmbH u. Co. KEG, Vienna	83.6	83.6	EUR	1,448	(564)
Centrum Bankowosci Bezposredniej Spólka z ograniczona odpowiedzialnoscia CBB, Cracow	100.0	100.0	PLN	9,261	1,940
Centrum Uslug Ksiegowych Spólka z.o.o., Cracow	100.0	100.0			
Chemie Pensionsfonds AG, Munich	100.0		EUR	3,814	(2,252)
Christoph Reisegger Gesellschaft m.b.H., Vienna	100.0	100.0			
City Carré Verwaltungs B.V., The Hague	100.0	100.0			
City Hotel GmbH, Bad Vilbel	100.0		EUR	(221)	(203)
CL Dritte Car Leasing GmbH & Co. KG, Camin	100.0	100.0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
COBB Beteiligungen und Leasing GmbH, Vienna	50.3	50.3			
Comes Bauconcept GmbH, Munich	100.0	100.0	EUR	61	[1]
comle@se & comfin@nce GmbH & Co. KG i.L., Hamburg	100.0	100.0			
comle@se online GmbH, Hamburg	100.0	100.0			
Conetwork GmbH, Hamburg	100.0		EUR	1,000	[2,11]
Cornus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0	EUR	(326)	441
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Creditanstalt Global Markets Fund Advisor S. A., Luxembourg i.L.	100.0	100.0			
Crescat Equity 1 Beteiligungsgesellschaft mbH & Co. KG, Hamburg	59.4	59.4	EUR	28,074	4,652
CUMTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
DANIA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Munich	100.0	100.0	EUR	(23,055)	(5,527)
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Munich	100.0	100.0	EUR	(56,152)	(15,170)
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Munich	100.0	100.0	EUR	(58,150)	(13,055)
Delpha Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Diners Club Czech Republic s.r.o., Prague	100.0	100.0			
Diners Club Polska Sp.z.o.o., Warsaw	100.0	100.0	EUR	2,497	520
Diners Club Slowakei s.r.o., Bratislava	100.0	100.0			
Dione Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Dorion GmbH & Co. KG, Munich	94.0	94.0	EUR	0	(79)
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, Munich	100.0	100.0	EUR	9,738	878
Einkaufszentrum Wieselburg Errichtungs- und Betriebs GmbH, Vienna	100.0	100.0	EUR	(577)	(250)
EK Mittelstandsfinanzierungs AG, Vienna	98.0	98.0	EUR	17,357	(5,716)
Enderlein & Co. GmbH, Bielefeld	100.0	100.0	EUR	114	[1]
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH i.L., Trier	85.0	85.0			
Eratech Spólka Akcyjna, Lodz	75.4	75.4			
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Mose KG, Oldenburg	68.5	68.5	EUR	(661)	(468)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Erste Onshore Windkraft Beteiligungsgesellschft mbH & Co. Windpark Grefrath KG, Oldenburg	68.5	68.5	EUR	(303)	(980)
Erste Onshore Windkraft Beteiligungsgesellschft mbH & Co. Windpark Krähenberg KG, Oldenburg	68.5	68.5	EUR	(659)	(1,285)
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Euro-Bond Blue Capital Management GmbH, Bad Soden	100.0	100.0			
Euro-Bond Blue Capital Verwaltungs GmbH, Bad Soden	100.0	100.0			
Euromarketing AG, Vienna	71.2	71.2	EUR	(6,576)	(222)
Euroventures-Austria-CA-Management GesmbH, Vienna	100.0	100.0	EUR	3,604	652
Evaris Objektgesellschaft Beteiligungs GmbH, Munich	100.0	100.0	EUR	46	[1]
Evaris Objekt-GmbH & Co. KG, Munich	100.0	100.0	EUR	3,612	[1]
Family Trust Management Europe S. A., Luxembourg	80.0	80.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, Munich	100.0	100.0	EUR	6	483
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, Munich	100.0	100.0	EUR	(430)	1,000
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, Munich	100.0	100.0	EUR	(18,765)	1,797
Ferra Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
FGB Grund und Boden GmbH & Co. KG, Munich	94.0	94.0	EUR	(1,958)	0
FGB Grund und Boden Verwaltungs GmbH, Munich	100.0	100.0			
Final Holding Sp.z.o.o., Warsaw	100.0	100.0	PLN	50,317	(4,483)
Final S. A., Dabrowa Górnicza	99.7	99.7	PLN	22,445	2,131
Financial Risk Management GmbH, Vienna	100.0	100.0			
FM Beteiligungs AG, Vienna	50.0	50.0	EUR	17,914	346
Fontana Hotelverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Fontana Kurhotel Gesellschaft m.b.H., Vienna	99.0	99.0	EUR	(9,170)	(98)
Food & more GmbH, Munich	100.0		EUR	100	[2.12]
Forum Polskiego Biznesu Media Sp.z.o.o., Warsaw	100.0	100.0	PLN	(2,255)	(388)
Freizeitpark Oberlaa Vermietungs GmbH, Vienna	75.0	75.0			
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, Munich	100.0	100.0	EUR	5,672	1,070
G.F.S. Management Kantoor B.V., The Hague	100.0	100.0			
GALILEO Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Ganymed Immobilienvermietungsgesellschaft m.b.H., Vienna	99.0	99.0	EUR	55,191	[1]
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100.0	100.0	EUR	26	[1]
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, Munich	100.0	100.0	EUR	216	[1]
GE Immobilienverwaltungs-GmbH, Munich	98.0	98.0			
Gesellschaft für Grundbesitz mbH, Bochum	100.0	100.0	EUR	773	[1]
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0	EUR	20	[1]
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH i.L., Alfter	100.0	100.0	EUR	4,872	93
Goethe Galerie Centermanagement GmbH, Jena	100.0	100.0			
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94.0	94.0	EUR	(19,245)	108
Golfplatz Schloss Ebreichsdorf Errichtungs- und Vermietungs GmbH, Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Grand Central Re Limited, Hamilton	92.5		USD	56,165	1,079
Großkugel Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(3,354)	1
Gründerfonds GmbH & Co. KEG, Vienna	100.0	100.0	EUR	11,580	(775)
Gründerfonds GmbH, Vienna	100.0	100.0			
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), Munich	98.2	98.2	EUR	4,495	1
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, Munich	100.0	100.0	EUR	52	1
GUS Consulting GmbH, Vienna	100.0	100.0	EUR	25,077	27
H & B Immobilien GmbH & Co. Objekte KG, Munich	100.0	100.0	EUR	5	1
H.F.S. Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds »Das Schloss« Berlin-Steglitz GmbH & Co. KG, Munich	100.0	100.0	EUR	(3,217)	(2,650)
H.F.S. Immobilienfonds Deutschland 14 GmbH & Co. KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 19 GmbH & Co. KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 20 KG, Munich	90.9	90.9			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., The Hague	100.0	100.0			
H.F.S. Immobilienfonds Europa 4 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH, Munich	100.0	100.0	EUR	(3,795)	(74)
H.F.S. Komplementärs GmbH, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Hawai« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH, Ebersberg	100.0	100.0			
H.F.S. Schiffs-Leasingfonds GmbH, Munich	100.0	100.0			
H.F.S. Value Management GmbH, Munich	100.0	100.0			
H.F.S. Zweitmarktfonds GmbH, Munich	100.0	100.0			
Halos GmbH & Co. Objekt KG, Munich	100.0	100.0	EUR	8,191	1
Hans Pressel Beteiligungs-Gesellschaft mit beschränkter Haftung, Vienna	100.0	100.0			

[redacted]

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, Munich	100.0	100.0	EUR	276	[1]
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, Munich	100.0	100.0	EUR	54	[1]
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100.0	100.0	EUR	(4,701)	(34)
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HESTAR Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
HMIS Management Information & Service GmbH, Munich	100.0	100.0			
Hotel Fürstenhof Betriebsgesellschaft mbH i.L., Munich	100.0	100.0			
Hotel Seddiner See GmbH, Berlin	94.0	94.0			
HVB Alternative Advisors LLC, New York	100.0		USD	75,078	(3)
HVB Asia Advisers Sdn. Bhd., Kuala Lumpur	100.0	100.0			
HVB Asia Limited, Singapore	100.0		EUR	26,564	367
HVB Asset Leasing Limited, London	100.0	100.0	USD	81,762	0
HVB Asset Management Asia Ltd., Singapore	100.0	100.0	EUR	4,806	2,710
HVB Australia Pty Ltd., Sydney	100.0	100.0	EUR	2,955	(292)
HVB Beteiligungsgesellschaft mbH, Munich	100.0		EUR	835	[1]
HVB Campustar (Hong Kong) Ltd., Hong Kong	100.0	100.0	USD	12,657	0
HVB Cape Blanc LLC, Wilmington	100.0	100.0			
HVB Capital Management, Inc., New York	100.0	100.0			
HVB Capital Markets Inc., New York	100.0	100.0	USD	30,571	4,121
HVB Capital Partners AG, Munich	100.0		EUR	12,671	[2.13]
HVB Capital Partners S.à.r.l., Luxembourg	100.0	100.0	EUR	448	(1)
HVB Consult GmbH, Munich	100.0		EUR	1,023	[2.14]
HVB Credit Advisors Limited, Dublin	100.0		EUR	2,585	586
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	100.0		EUR	818	[2.15]
HVB Energy Holdings LLC, New York	100.0				
HVB Expertise GmbH, Munich	100.0		EUR	260	176
HVB Export Leasing GmbH, Munich	100.0				
HVB Factor Pénzügyi Szolgáltató Rt., Budapest	100.0	100.0	HUF	177,969	83,494
HVB Factoring s.r.o., Bratislava	100.0	100.0			
HVB Factoring s.r.o., Prague	100.0	100.0	EUR	1,734	9
HVB Finance London Limited, London	100.0		EUR	272	191
HVB Financne sluzby s.r.o., Bratislava	100.0	100.0			
HVB Finanzberatung GmbH, Munich	100.0	100.0	EUR	26	[1]
HVB FondsFinance GmbH, Munich	100.0	5.0	EUR	1,120	1,142
HVB Fund Services Limited i.L., Dublin	100.0				
HVB Funding Trust II, Wilmington	100.0				
HVB Funding Trust VIII, Wilmington	100.0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, Munich	100.0				
HVB Global Assets Company (GP), LLC, City of Dover	100.0				
HVB Immobilie Slovakia spol. s.r.o., Bratislava	100.0	100.0	SKK	12,819	(22,223)
HVB Immobilien AG, Munich	100.0		EUR	27,030	[2.16]
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxembourg	100.0		EUR	1,725	19,932
HVB International Asset Leasing GmbH, Munich	100.0		EUR	(6,814)	(377)
HVB Leasing International GmbH & Co. KG, Hamburg	100.0	100.0			

[redacted]

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB Leasing Limited Partnership, Wilmington	100.0	1.0			
HVB Life Science GmbH & Co. Beteiligungs-KG, Munich	100.0		EUR	(412)	(1,437)
HVB Life Science GmbH, Munich	100.0				
HVB Loan Portfolio GmbH & Co. KG, Munich	100.0				
HVB Loan Portfolio Verwaltungs-GmbH, Munich	100.0				
HVB London Investments (AVON) Limited, London	100.0		USD	250,585	240
HVB London Investments (Blackwater) Limited, London	100.0				
HVB London Investments (CAM) Limited, London	100.0				
HVB London Trading Ltd., London	100.0				
HVB MG LLC, New York	100.0	100.0			
HVB Mortgage Capital Corp., Wilmington	100.0	100.0			
HVB Pensionsfonds AG, Munich	100.0		EUR	23,362	(871)
HVB Pensionsfonds-Service GmbH, Munich	100.0	100.0	EUR	25	[1]
HVB PGUP LLC, New York	100.0	100.0			
HVB Posrednik d.o.o., Belgrade	100.0	100.0			
HVB Principal Equity GmbH, Munich	100.0		EUR	34	[2.17]
HVB Profil Gesellschaft für Personalmanagement mbH, Munich	100.0		EUR	28	[2.18]
HVB Projekt Emilienhof GmbH & Co. KG, Munich	100.0	100.0	EUR	265	[1]
HVB Projekt Emilienhof Verwaltungs GmbH, Munich	100.0	100.0			
HVB Projekt GmbH, Munich	100.0	94.0	EUR	25,626	[1]
HVB Projekt Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HVB Rating Advisory GmbH, Munich	100.0				
HVB Reality CZ s.r.o., Prague	100.0	100.0	EUR	1,279	586
HVB Realty Capital Inc., New York	100.0	100.0	USD	(1,373)	(387)
HVB Russell Management GmbH, Munich	51.0				
HVB Secur GmbH, Munich	80.0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100.0				
HVB Structured Invest S. A., Luxembourg-Kirchberg	< 100.0	< 100.0			
HVB Tecta GmbH, Munich	100.0	94.0	EUR	(1,751)	[1]
HVB Verwa 1 GmbH, Munich	100.0				
HVB Verwa 3 GmbH, Munich	100.0		EUR	767	[2.19]
HVB Verwa 4.1 GmbH, Munich	100.0	100.0	EUR	25	[1]
HVB Verwa 4.6 GmbH, Munich	100.0	100.0	EUR	25	[1]
HVB Verwa 5 GmbH, Munich	100.0				
HVBFF Aircraftleasing GmbH, Munich	100.0	100.0			
HVBFF Baumanagement GmbH, Munich	100.0	100.0	EUR	50	[1]
HVBFF Beteiligungstreuhand GmbH, Munich	100.0	100.0			
HVBFF Gebäudesanierung GmbH & Co. Erste KG, Munich	100.0	100.0			
HVBFF Havelland GmbH, Munich	100.0	100.0			
HVBFF Immobilien-Fonds GmbH & Co. Wohnungen Leipzig Zweite KG, Leipzig	100.0	100.0			
HVBFF International Greece GmbH, Munich	100.0	100.0			
HVBFF Internationale Leasing GmbH, Munich	100.0	100.0			
HVBFF Kapitalvermittlungs GmbH, Munich	100.0	100.0	EUR	19	[1]
HVBFF Leasing & Investition GmbH & Co. Achte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co. Erste KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co. Fünfte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co. Neunte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co. Sechste KG, Munich	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVBFF Leasing & Investition GmbH & Co. Siebte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co. Vierte KG, Munich	100.0	100.0			
HVBFF Leasing Objekt GmbH, Munich	100.0	100.0			
HVBFF Leasing-Fonds GmbH & Co. Wohnungen Nauen Zweite KG, Munich	100.0	100.0			
HVBFF Leasing-Fonds Verwaltungs GmbH, Munich	100.0	100.0			
HVBFF Objekt Beteiligungs GmbH, Munich	100.0	100.0			
HVBFF Objekt Leipzig GmbH, Munich	70.0	70.0			
HVBFF Produktionshalle GmbH, Munich	100.0	100.0			
HVBFF Verwaltungs GmbH, Munich	100.0	100.0			
HVZ GmbH & Co. Objekt Unterföhring KG, Munich	100.0	100.0	EUR	26	1
Hyperion Immobilienvermietungsgesellschaft m.b.H., Vienna	99.0	99.0	EUR	49,479	1
Hypo-Bank Verwaltungszentrum GmbH, Munich	100.0	100.0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, Munich	80.0	80.0	EUR	(3,696)	(6,472)
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH, Munich	100.0	100.0	EUR	128	1
IMMO I Immobilien + Mobilien Vermietungs GmbH & Co. KG, Vienna	100.0	100.0	EUR	2,455	61
Immobilien Rating GmbH, Vienna	99.0	99.0			
Immobilien Vermietungs GmbH, Vienna	100.0	100.0			
IMWA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Vienna	99.9	99.9	EUR	544	1
Informations-Technologie Austria GmbH, Vienna	61.4	61.4	EUR	22,491	162
Infrastruktur Holding GmbH, Vienna	100.0	100.0			
Interpark Management GmbH & Co. KG, Munich	100.0	100.0			
Interpark Management Verwaltungs GmbH, Munich	100.0	100.0			
Interra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	51	1
Investbroker a.d., Belgrade	66.7	66.7			
IR Services Spz.o.o., Warsaw	100.0	100.0			
Irodahaz Tanácsado Kft, Budapest	100.0	100.0	HUF	(973,228)	(125,645)
Isar-Seine Immobilien GmbH, Munich	100.0				
Ispona Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	1
IVONA Beteiligungsverwaltung GmbH, Vienna	100.0	100.0	EUR	(1,299)	528
Keller Crossing L.P., Atlanta	100.0	100.0	USD	921	(1,072)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, Munich	100.0	100.0	EUR	(9,915)	(261)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße II KG, Munich	100.0	100.0	EUR	(7,122)	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße III KG, Munich	100.0	100.0	EUR	(5,762)	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße KG, Munich	100.0	100.0	EUR	(23,695)	(7,137)
KHR Projektentwicklungsgesellschaft mbH, Munich	100.0	100.0			
KLEA ZS-Immobilienvermietung G.m.b.H., Vienna	100.0	100.0	EUR	2,665	82
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Vienna	100.0	100.0	EUR	1,922	(576)
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H., Vienna	100.0	100.0	EUR	3,244	87
Kunstforum Handelsgesellschaft m.b.H., Vienna	100.0	100.0			
La Fonte Vierundneunzigste Vermögensverwaltungs-gesellschaft mbH & Co. Beteiligungs KG, Bochum[6]	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
La Fonte Vierundneunzigste Vermögensverwaltungs-gesellschaft mbH, Hamburg[6]	100.0	100.0			
LADIS Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Ladon Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Landos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
LB Fonds Beratungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	91,069	3,808
LB Holding Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	51,168	2,074
lemongrass Agentur für Direktmarketing & Werbung Ges.m.b.H., Vienna	100.0	100.0			
Leng Loi Limited, Hong Kong	100.0		USD	209	206
LFL Luftfahrzeug Leasing GmbH, Hamburg	100.0	100.0	EUR	1,377	3,533
Life Management Erste GmbH, Munich	100.0	100.0	EUR	24	[1]
Life Management Zweite GmbH, Grünwald	100.0	100.0	EUR	26	[1]
Life Science I Beteiligungs GmbH, Munich (formerly Rosenthal Beteiligungs GmbH, Munich)	100.0	100.0	EUR	1,612	(22)
Life Verwaltungs Erste GmbH, Munich	100.0	100.0			
Life Verwaltungs Zweite GmbH, Grünwald	100.0	100.0			
LWB Objekt GmbH & Co. Zweite KG, Leipzig	100.0	100.0			
M.A.I.L. Alpha Properties v.o.s., Prague	100.0	100.0			
M.A.I.L. Alpha Real Estate Management s.r.o., Prague	100.0	100.0			
M.A.I.L. Beteiligungsmanagement Gesellschaft m.b.H. & Co. MCL Theta KEG, Vienna	100.0	100.0			
M.A.I.L. Beteiligungsmanagement GmbH, Vienna	100.0	100.0			
M.A.I.L. CEE Property Invest GmbH, Vienna	100.0	100.0	EUR	1,516	1
M.A.I.L. Eta Real Estate Management s.r.o., Prague	100.0	100.0			
M.A.I.L. Finanzberatung GmbH, Vienna	100.0	100.0	EUR	4,039	165
M.A.I.L. Gamma Real Estate Management s.r.o., Prague	100.0	100.0			
M.A.I.L. Immobilien Invest Prag Alpha Verwaltungs GmbH & Co. KEG, Vienna	100.0	100.0			
M.A.I.L. Property Invest GmbH & Co. Delta KEG, Vienna	100.0	100.0			
M.A.I.L. Private Equity GmbH & Co. Primera KEG, Vienna	100.0	100.0			
M.A.I.L. Private Equity GmbH & Co. Sekunda KEG, Vienna	100.0	100.0			
M.A.I.L. Private Equity GmbH, Vienna	100.0	100.0			
M.A.I.L. Real Estate Management Jota Bratislava s.r.o., Bratislava	100.0	100.0			
M.A.I.L. Stratos Real Sp.z.o.o., Warsaw	100.0	100.0			
M.A.I.L. Warsaw Property Invest Alpha GmbH, Vienna	100.0	100.0	EUR	12	(221)
M.A.I.L. Zeta Real Estate Management s.r.o., Prague	100.0	100.0			
Manfred Handbüchler GmbH, Vienna	100.0	100.0	EUR	8	[1]
Marienplatz Großgarage GmbH, Munich	66.7	66.7	EUR	530	186
Maritime Container No. 1 Ltd., Majuro	100.0	100.0			
Maritime Container No. 2 Ltd., Majuro	100.0	100.0			
Maritime Container No. 3 Ltd., Majuro	100.0	100.0			
Maritime Container No. 4 Ltd., Majuro	100.0	100.0			
Maritime Container No. 5 Ltd., Majuro	100.0	100.0			
Maritime Container No. 6 Ltd., Majuro	100.0	100.0			
Maritime Container No. 7 Ltd., Majuro	100.0	100.0			
Maritime Container No. 8 Ltd., Majuro	100.0	100.0			
Maritime Container No. 9 Ltd., Majuro	100.0	100.0			
Maritime Container No. 10 Ltd., Majuro	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Maritime Container No. 11 Ltd., Majuro	100.0	100.0			
Maritime Container No. 12 Ltd., Majuro	100.0	100.0			
Maritime Container No. 13 Ltd., Majuro	100.0	100.0			
Maritime Container No. 14 Ltd., Majuro	100.0	100.0			
Maritime Container No. 15 Ltd., Majuro	100.0	100.0			
Maritime Container No. 16 Ltd., Majuro	100.0	100.0			
Maritime Container No. 17 Ltd., Majuro	100.0	100.0			
Maritime Container No. 18 Ltd., Majuro	100.0	100.0			
Maritime Container No. 21 Ltd., Majuro	100.0	100.0			
Maritime Sicherheiten GmbH, Hamburg	100.0				
Marivaturist d.d. i.L., Makarska	81.8	81.8			
Maschinen + Anlagen Investitions-Leasing GmbH, Vienna	100.0	100.0			
Mather MA Leasing GmbH & Co. OHG, Vienna	100.0	100.0			
MC Marketing GmbH, Vienna	100.0	100.0	EUR	28	(9,830)
MC Retail GmbH, Vienna	100.0	100.0	EUR	50	(1,467)
Media Magnus Sp. z.o.o., Warsaw	100.0	100.0			
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, Munich	100.0	100.0			
Mercator Industrie- und Büro-Center GmbH, Munich	100.0	100.0			
MERIAN Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0	EUR	25	1
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	12,690	(282)
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	1
MLI Münchener Leasing & Investition Dreizehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Elfte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Fünfzehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Vierzehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Siebte GmbH, Munich	100.0	100.0			
Mobility Concept GmbH, Munich	60.0	60.0	EUR	4,550	1,902
Motion Picture Markets GmbH & Co. KG, Grünwald	50.0	50.0			
Motion Picture Production GmbH, Grünwald	51.2	51.2			
Movie Market Beteiligungs GmbH, Munich	100.0	100.0			
Movie Market Dritte Produktions GmbH, Grünwald	100.0	100.0			
Movie Market Erste Produktions GmbH, Grünwald	100.0	100.0			
Movie Market Zweite Produktions GmbH, Grünwald	100.0	100.0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100.0	100.0			
MY Beteiligungs GmbH, Vienna	100.0	100.0			
MY Drei Handels GmbH, Vienna	100.0	100.0			
MY Fünf Handels GmbH, Vienna	100.0	100.0			
MY Sechs Handels GmbH, Vienna	100.0	100.0			
Nadinion Objekt Huestraße GmbH & Co. KG, Munich	100.0	100.0	EUR	101	281
Nadinion Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Ningbo Holding GmbH, Munich	100.0	100.0			
NRS Grundstücksverwaltungsgesellschaft mbH i.L., Munich	100.0	100.0			
Objekt Secunda v.o.s., Prague	100.0	100.0			
Objekt Tertia v.o.s., Prague	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(1,773)	317
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0	EUR	0	881
Olos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, Munich	100.0	100.0			
Omnia Grundstücks-GmbH, Munich	100.0	100.0			
Orestos Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	10,149	(5,648)
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, Munich	100.0	100.0	EUR	(14,378)	0
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, Munich	100.0	100.0	EUR	(26,658)	0
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, Munich	51.0	51.0			
Palais Rothschild Vermietung GmbH, Vienna	100.0	100.0			
Palais Rothschild Vermietungs GmbH & Co. OEG, Vienna	100.0	100.0	EUR	1,549	(69)
PARUS Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0	EUR	25	2,783
Paytria Unternehmensbeteiligungen Gesellschaft m.b.H., Vienna	100.0	100.0			
PBK Property Sp. z.o.o., Warsaw	100.0	100.0	PLN	16,718	3,026
P-Büroorganisations GmbH, Vienna	100.0	100.0			
Pegasus Bauträger GmbH, Munich	100.0	93.9	EUR	26	[1]
Pegasus Project Stadthaus Halle GmbH, Munich	100.0	93.9	EUR	26	[1]
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich	100.0		EUR	(3,931)	474
Perterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Petrion Verwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	24	[1]
PKBL Spólka Akcyjna i.L., Warsaw	84.5	84.5	PLN	(29,086)	(27,673)
Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
PlanetHome AG, Munich (share of voting rights: 99.9%)	90.8		EUR	24,482	3
PlanetHome GmbH, Mannheim (formerly Aareal Hypotheken Vermittlungs GmbH, Mannheim)	100.0	100.0	EUR	(3,486)	(1,126)
Plottos Verwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	(553)	[1]
PORA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0	100.0			
Primeo Fund Limited, George Town	100.0	100.0	USD	0	37,389
Projekt-GbR Kronstadter Straße München, Munich	75.0	75.0	EUR	(12,097)	0
Prunus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0	EUR	(7,359)	4
Quadraterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Quinterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
RAILTERRA Immobilienverwaltungs GmbH, Munich	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Randus Beteiligungs GmbH, Munich	100.0	100.0	EUR	26	[1]
Real Invest »Atlas« Immobilienerrichtungs- und -beteiligungs GmbH, Vienna	100.0	100.0			
Real Invest Asset Management Czech Republic s.r.o., Prague	100.0	100.0			
Real Invest Immobilien GmbH, Vienna	100.0	100.0			
Real Invest Property GmbH & Co. SPB Jota KEG, Vienna	100.0	100.0			
Real Invest Property GmbH & Co. Zeta KEG, Vienna	100.0	100.0			
Real Invest Property GmbH & Co. Eta KEG, Vienna	100.0	100.0			
Real Invest Property GmbH, Vienna	100.0	100.0			
Real Invest Property Invest GmbH & Co. Epsilon KEG, Vienna	100.0	100.0			
Real Invest Property Jota Immobilienverwertungs GmbH, Vienna	100.0	100.0			
Real Invest Vermögensberatung GmbH, Vienna	100.0	100.0	EUR	130	[1]
Rembradtin Lack GmbH Nfg. KG, Vienna	98.0	98.0			
Remho Beteiligungs GmbH, Vienna	100.0	100.0			
Remise Immobilienverwaltung GmbH, Vienna	100.0	100.0			
Remkomp Beteiligungs GmbH, Vienna	100.0	100.0			
REMU Grundstücksverwaltungsgesellschaft mbH i.L., Munich	100.0	100.0	EUR	25	[1]
RE-St.Marx Holding GmbH, Vienna	100.0	100.0	EUR	21	[1]
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Richland Hills Center L.P., Atlanta	100.0	100.0	USD	5,856	229
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	147	(3,477)
Roncasa Immobilien-Verwaltungs GmbH, Munich	90.0	90.0	EUR	(35,487)	(19,995)
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i.L., Munich	97.0	97.0			
Rotus Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	26	[1]
Rudolf Piber 2001 GmbH, Vienna	100.0	100.0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, Munich	100.0	100.0	EUR	1,534	[1]
Salvatorplatz-Grundstücksgesellschaft mbH, Munich	100.0	100.0	EUR	119	(786)
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, Munich	100.0	100.0			
Saphira Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Sas-Real Kft., Budapest	100.0	100.0	HUF	499,755	(245)
SB Nekretnine d.o.o., Split	100.0	100.0			
Schloßberg-Projektentwicklungs-GmbH und Co. 683 KG, Munich	100.0	100.0	EUR	27	[1]
Schoeller Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Vienna	100.0	100.0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, Munich	100.0	100.0	EUR	(2,082)	(2,369)
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, Munich	90.0	90.0			
Schönefeld Wohn- und Gewerbebau GmbH, Munich	100.0	100.0			
Selfoss Beteiligungsgesellschaft mbH, Munich	100.0	100.0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	99.8	99.8			
SFS Financial Services GmbH, Vienna	100.0	100.0			
Shopping Center Bratislava spol.s.r.o., Bratislava	100.0	100.0			
Sigma Holding Ingatlanszolgaltato Kft, Budapest	95.0	95.0			
Simon Verwaltungs-Aktiengesellschaft i.L., Munich	100.0		EUR	3,020	170

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	Percentage interest of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Sirius Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(143,835)	[1]
SKOGAR Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
sm-end-2-end.de AG, Munich	100.0		EUR	1,998	1
Solaris Verwaltungsgesellschaft mbH & Co. Vermietungs KG, Munich	94.9	94.9	EUR	8,438	1,632
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, Munich	100.0	100.0	EUR	(28,304)	7
Solos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Spree Galerie Hotelbetriebsgesellschaft mbH, Munich	100.0	100.0	EUR	249	[1]
SR Immobilien Verwaltungs GmbH, Munich	100.0				
STARS Geschäftsführungs- und Verwaltungs-GmbH, Munich	100.0				
STARS GmbH & Co. KGaA, Munich	100.0				
Status Vermögensverwaltung GmbH, Hamburg	100.0	100.0	EUR	1,221	(239)
Stratos Real Sp.zo.o, Warsaw	100.0	100.0	PLN	54,653	11,955
Structured Lease GmbH, Camin	100.0	100.0	EUR	750	[1]
Synterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
T & P Frankfurt Development B.V., Amsterdam	87.5	87.5	EUR	(7,050)	(49)
T & P Vastgoed Stuttgart B.V., Amsterdam	87.5	87.5	EUR	(16,368)	(80)
Tai Tam Limited, London	100.0				
TALISA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
TC - QUINTA Immobilienerrichtungsgesellschaft m.b.H., Vienna	100.0	100.0			
TC - QUINTA Projektverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	2,965	(3)
TC Projektverwaltungsges.m.b.H., Vienna	100.0	100.0			
TC Quarta Projektverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
TC TERTIA Projektverwaltungsgesellschaft mbH, Vienna	100.0	100.0			
TCHA Immobilien Verwaltungs-GmbH, Munich	100.0	100.0			
TC-PRIMA Projektverwaltungs Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	(380)	249
TC-QUINTA Immobilienbeteiligungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	2,050	286
TC-SECUNDA Projektverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	(5,570)	(1,553)
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Vienna	100.0	100.0			
TERRA MAGNA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
TERRCASA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, Munich	75.0	75.0	EUR	(228,553)	(36)
TERRENO Grundstücksverwaltung GmbH & Co. Objekt-gesellschaft Grillparzerstraße KG, Munich	75.0		EUR	(12,805)	0
TERRENO Grundstücksverwaltung GmbH, Munich	75.0	75.0			
Terronda Development B.V., Amsterdam	100.0	100.0			
The Harmony Limited Partnership, George Town	100.0	100.0	USD	40,493	2,846
The Rhapsody Limited Partnership, George Town	100.0	100.0	USD	40,411	2,695
Theta Fünf HandelsgmbH, Vienna	100.0	100.0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
Transterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Treuconsult Beteiligungsgesellschaft m.b.H. & Co. Bürogebäude Obere Donaustraße 17–19 Revitalisierungs KG, Vienna	100.0	100.0	EUR	(11,448)	199

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Arbeiterheim Favoriten Revitalisierungs KG, Vienna	99.4	99.4	EUR	(14,322)	(428)
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Wohnpark Paltaufgasse Vermietungs KG, Vienna	74.5	74.5	EUR	(12,087)	(676)
Treuconsult Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	60,812	[1]
Treuconsult BeteiligungsgesmbH u. Co. Palais Leitenberger Revitalisierungs KG, Vienna	83.9	83.9	EUR	(31,144)	(2,336)
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0				
Triple A Rating Advisors Beratung GmbH, Vienna	100.0	100.0			
TRITERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Triton Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Ubiterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	(1,078)	1,000
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	163	[1]
Universale International Realitäten GmbH, Vienna	100.0	100.0	EUR	187,025	9,294
group with subsidiaries:					
Dritte Unipro Immobilien-Projektierungs GmbH & Co. Judith-Auer-Straße KG, Berlin	100.0	100.0			
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	100.0	100.0			
ISB Universale Bau GmbH, Brandenburg	100.0	100.0			
PMG Bauprojektmanagement Gesellschaft m.b.H. & Co. Finanzierungs OEG, Vienna (share of voting rights: 99.9%)	100.0	100.0			
Rana-Liegenschaftsverwertung GmbH, Vienna	99.9	99.9			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100.0	100.0			
Universale International Gesellschaft m.b.H., Vienna	100.0	100.0			
Universale International Poland Sp.zo.o., Warsaw	100.0	100.0			
Universale International Projektmanagement GmbH, Berlin	100.0	100.0			
Universale International Projektszervezesi Kft., Budapest	100.0	100.0			
Universale International spol s.r.o., Prague 2	100.0	100.0			
Zapadni Trgovacki Centar d.o.o., Rijeka	100.0	100.0			
Zweite Unipro Immobilien-Projektierungs-gesellschaft m.b.H., Berlin	100.0	100.0			
US Office VII L.P., Dallas	100.0	100.0			
US Property Investments Inc., Dallas	100.0		USD	3,014	720
V.M.G. Vermietungsgesellschaft mbH, Munich	100.0	100.0			
VBII Industrie und Immobilien GmbH, Hamburg	100.0	100.0	EUR	6,165	127
VCI Volta Center Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(23,136)	650
Verba Verwaltungsgesellschaft mbH, Munich	100.0		EUR	1,567	(830)
Vereinsbank Leasing International GmbH & Co. KG i.L., Hamburg	100.0	10.0	EUR	58	653
Vereinsbank Leasing International Verwaltungs-gesellschaft mbH, Hamburg	100.0	100.0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100.0				

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100.0		EUR	708	[2,20]
Vintners London Investments (Nile) Limited, George Town	100.0	100.0	EUR	343,694	456
Vivaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	26	[1]
VOTIV Versicherungsvermittlungs-GesmbH, Vienna	100.0	100.0			
VuWB Investments Inc., Georgia	100.0	100.0			
VVB Gesellschaft zur Vermittlung von Finanzdienst-leistungen mbH, Munich	100.0	80.0	EUR	511	[1]
VWP Facility Management Gesellschaft m.b.H., Götzis	100.0	100.0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft., Budapest	100.0	100.0	HUF	83,661	39,521
WBT Wohnpark Markhofgasse Vermietungs-GmbH, Vienna	100.0	100.0	EUR	(3,139)	(515)
WEAG Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	2,682	6
Westfalen Corporate Finance GmbH, Bochum	100.0	100.0			
Westfalen Credit Services GmbH, Bochum	100.0	100.0			
Westfalen Kapitalverwaltungsgesellschaft mbH, Bochum	100.0	100.0	EUR	511	[1]
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt, reg.Gen.m.b.H., Vienna	54.7	54.7	EUR	13	[1]
Wochenkurier Verlagsgesellschaft mbH, Hagen	75.0	75.0	EUR	624	569
ZAO IMB-Real Estate, Moscow	100.0	100.0			
ZETA Acht Handels GmbH, Vienna	100.0	100.0			
ZETA Fünf Handels GmbH, Vienna	100.0	100.0	EUR	14,544	(2)
ZETA Neun Handels GmbH, Vienna	100.0	100.0			
Zirkon v.o.s., Prague	100.0	100.0			
2 Joint ventures[4]					
2.1 Minor joint ventures					
2.1.1 Banks and financial institutions					
Notartreuhandbank AG, Vienna	25.0	25.0	EUR	12,841	3,010
2.1.2 Other companies					
CGE Power Limited, London	33.3	33.3	GBP	(19,412)	(19,412)
Crown Westfalen Credit Services GmbH, Bochum	50.0	50.0			
Global Life Science Limited Partnership, St. Peter Port	23.8		EUR	16,550	(4,958)
Heizkraftwerk Cottbus Verwaltungs GmbH, Munich	33.3		EUR	116	460
Heizkraftwerke-Pool-Verwaltungs-GmbH, Munich	33.3		EUR	142	595
Interfinanziaria S. A., Paradiso-Lugano	33.3	33.3	CHF	2,360	(5)
memIQ i.I., Haar	46.7				
N665UA Offshore GP, LLC, Wilmington	33.3	33.3			
N665UA Offshore OP, L.P., Wilmington	33.2	33.2			
New Elaine UK Ltd., London	31.8	31.8	EUR	299	705
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.0	50.0			
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.0	50.0	EUR	29,406	192
UBF Mittelstandsfinanzierungs AG, Vienna	24.1	24.1	EUR	12,876	8
Udeko Handelsgesellschaft mbH, Luxembourg	24.9	24.9			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
3 Associated companies[4]					
3.1 Associated companies valued at equity					
3.1.1 Banks and financial institutions					
Adria Bank Aktiengesellschaft, Vienna	25.5	25.5	EUR	29,532	917
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	47.4	47.4	EUR	345,721	33,428
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	24.1	24.1	EUR	294,613	13,584
BKS Bank AG, Klagenfurt	36.0	36.0	EUR	231,988	16,927
Oberbank AG, Linz	33.6	33.6	EUR	526,645	40,433
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.2	49.2	EUR	244,579	15,267
3.1.2 Other companies					
Included in the subgroup totals for Bank Austria Creditanstalt Leasing GmbH, Vienna (see »Subsidiaries/Consolidated subsidiaries«):					
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Vienna	50.0	50.0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Vienna[8]	1.0	1.0			
Die Erste-Immorent-Z-Einrichtungshausverwertungs-gesellschaft m.b.H., Vienna	33.2	33.2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Vienna	50.0	50.0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50.0	50.0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Vienna	50.0	50.0			
INPROX Osijek d.o.o., Zagreb	50.0	50.0			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H., Gerasdorf	40.0	40.0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Vienna	33.4	33.4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Neubau Augasse 9 Errichtungs- und Vermietungs-gesellschaft m.b.H., Vienna	50.0	50.0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H.,Stockerau	50.0	50.0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Rembra Leasing Gesellschaft m.b.H., Vienna	50.0	50.0			
RENAULT LEASING CZ, s.r.o., Prague	50.0	50.0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Vienna	50.0	50.0			
Schul- und Amtsgebäude Grundstücksverwaltungs-gesellschaft m.b.H., Graz	33.3	33.3			
Schulerrichtungsgesellschaft m.b.H., Vienna	50.0	50.0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Vienna[8]	1.0	1.0			
Ramius HVB Partners LLC, Wilmington	24.9	24.9	USD	73,705	3,947

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
3.2 Minor associated companies					
3.2.1 Banks and financial institutions					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.3	33.3	EUR	3,699	350
Banco Interfinanzas S.A., Buenos Aires	50.0	50.0	EUR	21,191	2,566
Bank Medici AG, Vienna	25.0	25.0	EUR	5,790	41
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	23.9	23.9	EUR	44,525	17,101
Kapital-Beteiligungs Aktiengesellschaft, Vienna	20.0	20.0	EUR	8,549	126
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	50.0	50.0	EUR	27,444	1,704
Schwäbische Bank AG, Stuttgart	25.1		EUR	21,920	2,991
Wiener Kreditbürgschaftsgesellschaft m.b.H.,Vienna	24.5	24.5	EUR	5,067	838
3.2.2 Other companies					
»Gesfö« Gemeinnützige Bau- und Siedlungsgesellschaft m.b.H., Vienna	25.1	25.1	EUR	5,118	421
»Uni« Gebäudemanagement GmbH, Linz	50.0	50.0			
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Vienna	50.0	50.0	EUR	84	691
BA-CA Investor Beteiligungs GmbH, Vienna	24.0	24.0			
BA-CA-Gebäudevermietungsgesellschaft m.b.H., Vienna	50.0	50.0	EUR	528	451
CALG 435 Grundstückverwaltung GmbH, Vienna	50.0	50.0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH, Vienna	49.0	49.0			
CMP Fonds I GmbH, Berlin (share of voting rights: 25.0%)	32.7		EUR	42,920	(6,841)
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50.0	50.0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50.0	50.0			
EBPP Electronic Bill Presentment and Payment GmbH, Vienna	45.0	45.0	EUR	1,085	(2,196)
Euro Synergies Management S.A., Paris	20.0				
Europacenter Kft., Budapest	50.0	50.0	HUF	462,334	15,653
Giro Bankkártya Rt., Budapest	25.4	25.4	HUF	510,097	33,071
Hofgarten Grundbesitz Verwaltung GmbH, Berlin	49.6	49.6			
Hofgarten Real Estate B.V., Amsterdam	47.2	47.2	EUR	(48,771)	(313)
Infrastruktur Planungs- und Entwicklungs GmbH, Vienna	45.0	45.0			
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30.0				
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45.6	45.6	EUR	9	(5,444)
Miedzybankowe Centrum Gotowki Sp.z.o.o., Cracow	25.0	25.0	PLN	10,929	922
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Vienna	50.0	50.0			
MOC Verwaltungs GmbH & Co. Immobilien KG, Munich	23.0	23.0	EUR	(335)	(307)
MOC Verwaltungs GmbH, Munich	23.0	23.0			
Oberbank KB-Leasing Gesellschaft m.b.H., Linz	25.0	25.0			
Österreichische Wertpapierdaten Service GmbH, Vienna	29.5	29.5			
P&U Büro- und Wohnparkerrichtungsges.m.b.H., Vienna	40.0	40.0			
Podlaskie Centrum Rolno-Towarowa S.A., Bialystok	28.1	28.1	PLN	10,147	86
Polska Prasa Lokalna Holding, Sniadowa	33.8	33.8			
Secaron AG, Hallbergmoos	24.9		EUR	1,689	251
SK BV Grundstücksentwicklung GmbH & Co. KG, Cologne	25.0	25.0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Cologne	50.0	50.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Sparkassen-Haftungs Aktiengesellschaft, Vienna	28.3	28.3			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin (share of voting rights: 47.9%)	49.0	6.0	EUR	(297,440)	(11,321)
Unitas Wohnbau Ges.m.b.H., Vienna	49.0	49.0			
WED Holding Gesellschaft m.b.H., Vienna	48.1	48.1	EUR	11,549	0
4 Holdings of 20% to 50% without significant influence[4]					
4.1 Banks and financial institutions					
Clearing Bank Hannover AG i.L., Hanover	20.0		EUR	3,371	(4,008)
Deutsche Schiffsbank AG, Bremen/Hamburg	20.0	20.0	EUR	445,052	50,173
Wüstenrot stambena stedionica d.d., Zagreb	25.0	25.0	HRK	73,360	4,930
4.2 Other companies					
»Salima« WIEN-MITTE Projektentwicklung GmbH, Vienna	50.0	50.0			
Airport Munich Logistic and Services GmbH, Munich	49.0	49.0	EUR	646	610
Austria Ticket Ges. m.b.H., Vienna (share of voting rights: 48.7%)	49.0	49.0	EUR	311	(1,389)
Auto Mondo Company S. A., Bucharest	20.0	20.0			
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude	44.6	44.6	EUR	7,009	(7,578)
Bavaria Filmkunst GmbH, Munich	20.6		EUR	5,810	505
BayBG Bayerische Beteiligungsgesellschaft mbH, Munich	22.5		EUR	92,974	5,440
BC European Capital VII-12 L.P., St. Peter Port (share of voting rights: 0.0%)	34.1		EUR	53,925	972
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50.0	50.0			
BioM Venture Capital GmbH & Co. Fonds KG, Planegg/Martinsried (share of voting rights: 20.4%)	23.5		EUR	6,006	(2,223)
Blue Capital Equity I GmbH & Co.KG, Hamburg	20.7	20.7	EUR	51,636	(68)
Budapesti Ertektözsde Rt., Budapest	25.2	25.2	HUF	5,386,899	1,038,347
C.I.M. Beteiligungen 1998 GmbH, Vienna	33.3	33.3			
C.I.M. Unternehmensbeteiligungs- und Anlagenvermietungs GmbH, Vienna	33.3	33.3	EUR	84	1 727
C.I.M. Verwaltung und Beteiligungen 1999 GmbH, Vienna	33.3	33.3			
CALG 445 Grundstückentwicklung GmbH, Vienna[7]	75.0	75.0			
Call Now Telekommunikationsservice Gesellschaft mbH, Vienna	25.0	25.0			
CBCB – Czech Banking Credit Bureau, a.s., Prague	20.0	20.0			
CenterPoint – Connective Software Engineering GmbH, Villach – St. Magdalen	27.0	27.0	EUR	(215)	(166)
CREDANTI HOLDINGS LIMITED, Nicosia	30.0	30.0			
Dayoco Ltd., Hong Kong	50.0	50.0			
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt (share of voting rights: 39.8%)	39.9	4.0	EUR	(2,381)	41
Dospa Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
Doughty Hanson & Co. Technology Limited Partnership Number 3, London (share of voting rights: 0.0%)	22.3		USD	18,891	4,270

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Drosbach Holding (Luxemburg) S.A., Luxembourg	25.0	25.0	EUR	(739)	479
Engelbert Rütten Verwaltungsgesellschaft Kommandit-gesellschaft, Düsseldorf	30.2				
EQT III ISS Co-Investment L.P., St. Peter Port [7] (share of voting rights: 0.0%)	55.1	55.1			
ESMT European School of Management and Technology GmbH, Berlin	24.2		EUR	17,826	5,764
formac Beteiligungsgesellschaft mbH, Hamburg	33.3	33.3	EUR	(9,702)	(5,532)
GermanIncubator Erste Beteiligungs GmbH, Munich (share of voting rights: 9.9%)	39.6		EUR	(5,033)	(677)
GI Ventures Aktiengesellschaft, Munich	20.8				
H.F.S. Zweitmarktfonds Deutschland 3 GmbH & Co. KG, Munich	50.0	50.0			
H.F.S. Zweitmarktfonds Deutschland 4 GmbH & Co. KG, Munich	50.0	50.0			
Hansa-Nord-Lux Managementgesellschaft, Luxembourg	50.0	50.0	EUR	1,717	429
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31.3	31.3	EUR	27,898	2,242
Hotel Rügen Betriebs- und Management GmbH, Frankfurt am Main	25.2	25.2			
HP IT-Solutions GmbH, Innsbruck	28.6	28.6			
Immobilien Vermietungs GmbH & Co. Projekt Gumpendorferstraße 140 KEG, Vienna	46.3	46.3			
INVESCO Real Estate Germany L.L.C., Wilmington	24.9				
INVESCO Real Estate Germany L.P., Wilmington	24.7		USD	5,736	485
INVESCO Real Estate GmbH, Munich	24.9		EUR	1,541	870
IPE Euro Wagon L.P., St. Helier	37.7	37.7			
Köhler & Krenzer Fashion AG, Ehrenberg	<50.0		EUR	36,754	4,205
Leasing 439 GmbH, Vienna	50.0	50.0			
LinQ Mining Fund, Perth	23.7		AUD	25,673	4,323
LNC (SPV-AMC) Corporation, Manila	40.0	40.0			
LNC Investments Holdings Inc., Manila	40.0	40.0			
Lorit Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
M.A.I.L. Immobilien Gesellschaft m.b.H. & Co. KG, Vienna	50.0	50.0			
MEDIA DRUCK GmbH, Tulln	20.0	20.0			
Motion Picture Markets Holding GmbH, Grünwald	33.3	33.3			
Mozfund (Proprietary) Limited, Sandton (share of voting rights: 12.5%)	40.0				
MPV Projektentwicklung GmbH & Co. Objekt Schwerin-Krebsförden KG, Hamburg	50.0	50.0	EUR	196	(305)
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, Munich	25.0	25.0	EUR	2,561	1,723
Olympus @ HCS S.A. i.L., Constanta	20.0	20.0			
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23.4				
PHG POS – Handelsgesellschaft m.b.H., Vienna	33.3	33.3			
Procon MultiMedia Aktiengesellschaft, Hamburg	25.0	25.0	EUR	10,445	(2,844)
PTP Liegenschaftsentwicklung AG, Vienna	25.0	25.0	EUR	2,047	(242)
Ramius Capital Group, L.L.C., New York (share of voting rights: 0.0%)	24.9	24.9	USD	228,216	34,400

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Realitäten-Development GmbH, Vienna	26.7	26.7			
Sentient Global Resources Fund I, L.P., George Town (share of voting rights: 0.0%)	24.4		USD	86,513	15,125
ShopIn Card Betriebs GmbH, Klagenfurt	33.3	33.3			
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit beschränkter Haftung, Kelkheim	40.0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23.8		EUR	2,739	(22)
The St. Margarets Limited Partnership, George Town	20.9	20.9	USD	99,937	3,323
The Williams Capital Group, L.P., New York (share of voting rights: 0.0%)	22.1	22.1	USD	5,672	313
VB Private Equity Fund I GbR, Hamburg	25.0	25.0	EUR	10,366	5,408

5 Holdings in large corporations not already shown, with more than 5% of the voting rights

Name and registered office	Percentage share of voting rights total	held indirectly as per Sec. 16 (4) Stock Corporation Act
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt am Main	15.4	2.1
Babcock & Brown Limited, Sydney	8.4	
Bank Austria Creditanstalt Versicherung AG, Vienna	10.0	10.0
CJSC Moscow Interbank Currency Exchange, Moscow	12.3	12.3
Commercial Union Powszechne Towarystwo Emerytalne BPH CU WBK S.A., Warsaw	10.0	10.0
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt am Main	6.0	
EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt am Main	6.0	
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt am Main	6.2	
Krajowa Izba Rozliczeniowa S.A., Warsaw	11.5	11.5
Société Générale de Banques au Sénégal S.A., Dakar	5.6	
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5.1	
Union Versicherungs-Aktiengesellschaft, Vienna	10.0	10.0
Unternehmens Invest AG, Vienna	13.0	13.0
VBW Bauen und Wohnen GmbH, Bochum	10.1	10.1
Wüstenrot & Württembergische AG, Stuttgart	7.5	

Name and registered office	Percentage interest held by Bayerische Hypo-und Vereinsbank AG	Subscribed capital, € millions
6 Other selected holdings below 20%		
6.1 Banks and financial institutions		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, Munich	10.5	0.4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4.3	3.2
Bürgschaftsbank Brandenburg GmbH, Potsdam	7.8	7.4
Bürgschaftsbank Bremen GmbH, Bremen	4.1	2.1
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9.1	8.1
Bürgschaftsbank Sachsen GmbH, Dresden	4.7	13.1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8.9	8.4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6.0	3.6
Bürgschaftsbank Thüringen GmbH, Erfurt	8.7	12.9
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	10.5	10.9
Liquiditäts-Konsortialbank GmbH, Frankfurt am Main	5.2	200.0
6.2 Other companies		
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	8.5	2.9
Börse Düsseldorf AG, Düsseldorf	3.0	5.0
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	< 5.0	196.3
MBG Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH, Stuttgart	5.0	3.6
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8.7	2.9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11.6	5.7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern, Schwerin	15.4	5.1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hanover	8.2	0.9
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11.8	10.4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	12.7	6.5
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13.4	9.9
Münchener Rückversicherungs-Gesellschaft AG, Munich	4.9	587.7
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8.7	0.8

Exchanges rates at December 31, 2005

Australia	1 euro =	1.6109	AUD
Bosnia and Herzegovina	1 euro =	1.95583	BAM
Bulgaria	1 euro =	1.95563	BGN
Croatia	1 euro =	7.3715	HRK
Czech Republic	1 euro =	29.00	CZK
Hungary	1 euro =	252.87	HUF
Japan	1 euro =	138.90	JPY
Latvia	1 euro =	0.6962	LVL
Philippines	1 euro =	62.719	PHP

Poland	1 euro =	3.86	PLN
Romania	1 euro =	3.6802	RON
Serbia and Montenegro	1 euro =	85.9105	CSD
Slovakia	1 euro =	37.88	SKK
Slovenia	1 euro =	239.50	SIT
Switzerland	1 euro =	1.5551	CHF
UK	1 euro =	0.6853	GBP
Ukraine	1 euro =	5.97	UAH
USA	1 euro =	1.1797	USD

Notes and comments:

Percentages marked < or > are rounded up or down to one decimal place, e.g. < 100.0% = 99.99% or > 0.0% = 0.01%

[1] Profit and loss transfer to shareholders and partners

[2] Bayerische Hypo- and Vereinsbank AG has concluded profit-and-loss transfer agreements with the following companies:

Company	Profit/loss transferred €'000
2.1 Bankhaus Neelmeyer AG, Bremen	5,380
2.2 Financial Markets Service Bank GmbH, Munich	(972)
2.3 Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	(17,445)
2.4 HVB Informations-Verarbeitungs-GmbH, Munich	(14,757)
2.5 HVB Leasing GmbH, Hamburg	(8,080)
2.6 HVB Payments & Services GmbH, Munich	1,381
2.7 HVB Systems GmbH, Munich	(41,193)
2.8 HVB Verwa 4 GmbH, Munich	1,428
2.9 HVB Wealth Management GmbH, Munich	1,336
2.10 Blue Capital GmbH, Hamburg	486
2.11 Conetwork GmbH, Hamburg	812
2.12 Food & more GmbH, Munich	18
2.13 HVB Capital Partners AG, Munich	66,285
2.14 HVB Consult GmbH, Munich	277
2.15 HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	163
2.16 HVB Immobilien AG, Munich	(256,069)
2.17 HVB Principal Equity GmbH, Munich	3,605
2.18 HVB Profil Gesellschaft für Personalmanagement mbH, Munich	2,510
2.19 HVB Verwa 3 GmbH, Munich	236
2.20 Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	(1,006)

[3] Compliant with Section 264 b German Commercial Code, the company is exempt from the obligation to prepare annual financial statements in accordance with the provisions applicable to corporations

[4] Omissions of equity capital and net income is due to the options provided under Section 286 (3) 1 No. 1 (minor importance) German Commercial Code. Otherwise amounts for subgroups are consolidated figures

Carried out the option provided under Section 286 (3) 1 No. 1 (minor importance) German Commercial Code required statements under Section 285 No. 11 a German commercial code are not shown

[5] Subsidiary since Bayerische Hypo- und Vereinsbank AG exercises a controlling influence through company management

[6] Sold in 2006

[7] No control therefore shown within holdings of 20% to 50% without significant influence

[8] Classified as associated company valued at equity within subgroup of Bank Austria Creditanstalt Leasing GmbH, Vienna, due to significant influence via Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Vienna

Published by:
Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Head Office
D-80311 München
www.hvbgroup.com
Registrar of Companies:
München HRB 42148

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Printed in Germany

Anteilsbesitz 20

HVB Group

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group

ANTEILSBESITZ

Gemäß § 313 Abs. 2 HGB zum Konzernabschluss sowie gemäß § 285 Nr. 11 und 11a HGB zum Jahresabschluss der AG

Name und Sitz	Kapitalanteil in % insgesamt § 16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
1 Verbundene Unternehmen					
1.1 In den Konzernabschluss einbezogen					
1.1.1 Kreditinstitute					
1.1.1.1 Inländische Kreditinstitute					
Activest Investmentgesellschaft mbH, München	100,0	100,0	EUR	19757	[1]
Bankhaus Neelmeyer AG, Bremen	100,0		EUR	40400	[2.1]
DAB Bank AG, München	76,4		EUR	131435	13652
Financial Markets Service Bank GmbH, München	100,0		EUR	54773	[2.2]
INDEXCHANGE Investment AG, Unterföhring bei München	100,0	100,0	EUR	11481	[1]
Internationales Immobilien-Institut GmbH, München	94,0		EUR	9816	1653
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100,0	100,0	EUR	23602	[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München	70,0		EUR	62573	128
Westfalenbank Aktiengesellschaft, Bochum	100,0		EUR	71777	-36752

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
1.1.1.2 Ausländische Kreditinstitute					
»HVB Banka Srbija i Crna Gora« A. D., Belgrad	99,6	99,6	CSD	4 171 141	99 786
Activest Investmentgesellschaft Luxembourg S. A.,					
Luxemburg	100,0	100,0	EUR	28 336	22 234
Asset Management GmbH, Wien	100,0	100,0	EUR	7 508	[1]
Banca Comerciala »Ion Tiriac« S. A., Bukarest	50,0	50,0	RON	431 230	70 807
Bank Austria Cayman Islands Ltd., Georgetown	100,0	100,0	USD	317 686	19 075
Teilkonzern mit Tochterunternehmen:					
BA Alpine Holdings, Inc., Wilmington	100,0	100,0			
BA-CA Finance (Cayman) II Limited, George Town	100,0	100,0			
BA-CA Finance (Cayman) Limited, George Town	100,0	100,0			
BFZ (Overseas) Ltd. Cayman Islands, George Town	100,0	100,0			
Bank Austria Creditanstalt Aktiengesellschaft, Wien	77,5		EUR	5 054 155	647 133
Bank Austria Creditanstalt d. d. Ljubljana, Ljubljana	100,0	100,0	SIT	33 135 447	2 624 186
Bank Austria Creditanstalt Real Invest GmbH, Wien	95,0	95,0	EUR	87 860	[1]
Bank Austria Creditanstalt Wohnbaubank AG, Wien	100,0	100,0	EUR	18 766	[1]
Bank BPH Spolka Akcyjna, Krakau	71,0	71,0	PLN	6 304 796	1 009 607
Teilkonzern mit Tochterunternehmen:					
BPH Finance plc., London	100,0	100,0			
Bankprivat AG, Wien	100,0	100,0	EUR	11 770	[1]
BPH Bank Hipoteczny S. A., Warschau	100,0	100,0	EUR	53 780	6 471
Capital Invest die Kapitalanlagegesellschaft der					
Bank Austria/Creditanstalt Gruppe GmbH, Wien	100,0	100,0	EUR	9 311	[1]
Closed Joint Stock Company International Moscow Bank,					
Moskau (Stimmrechtsanteil: 52,9%)	46,8		USD	477 236	105 731
Teilkonzern mit Tochterunternehmen:					
Limited Liability Company »B. A. Real Estate«, Moskau	100,0	100,0			
OOO »IMB Leasing Company«, Moskau	100,0	100,0			
ZAO »IMB-Leasing«, Moskau	100,0	100,0			
direktanlage.at AG, Salzburg	100,0	100,0	EUR	18 341	3 232
Hebros Bank AD, Plovdiv	99,9	99,9	BGN	92 000	6 214
HVB Bank Biochim AD, Sofia	99,8	99,8	BGN	185 320	19 316
HVB Bank Czech Republic a.s., Prag	100,0	100,0	CZK	15 144 830	1 856 197
HVB Bank Hungary Rt., Budapest	100,0	100,0	HUF	117 551 000	18 023 723
HVB Bank Romania S. A., Bukarest	> 50,0	> 50,0	RON	409 238	131 608
HVB Bank Slovakia a.s., Bratislava	100,0	100,0	SKK	7 917 000	613 460
HVB Banque Luxembourg Société Anonyme,					
Luxemburg	100,0		EUR	1 147 800	184 700
HVB Central Profit Banka d.d., Sarajevo	80,9	80,9	BAM	100 391	10 084
HVB Jelzálogbank Rt., Budapest	100,0	100,0	HUF	8 135 000	1 794 842
HVB Splitska banka d.d., Split	99,7	99,7	HRK	1 902 247	304 138
Hypo stavebni sporitelna a.s., Prag	100,0	100,0	EUR	27 566	4 094
Schoellerbank Aktiengesellschaft, Wien	100,0	100,0	EUR	122 987	21 002
Visa-Service Kreditkarten Aktiengesellschaft,					
Wien	50,1	50,1	EUR	26 440	[1]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
1.1.2 Sonstige konsolidierte Unternehmen					
Artemus Macro Fund SPC Limited, George Town	100,0		EUR	116 332	12 785
BA-CA Administration Services GmbH, Wien	100,0	100,0	EUR	3 730	1 328
BACA Export Finance Limited, London	100,0	100,0	GBP	124 928	2 048
Bank Austria Creditanstalt Leasing GmbH, Wien	< 100,0	< 100,0	EUR	355 709	48 588
Teilkonzern mit Tochterunternehmen:					
»BA-Creditanstalt Leasing Angla« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Delta« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Ecos« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Polus« Sp.z.o.o., Warschau	100,0	100,0			
»HVB Leasing« d.o.o. Beograd, Belgrad	100,0	100,0			
»HVB SUPER LEASING« EOOD, Sofia	100,0	100,0			
»HypoVereins Immobilien« EOOD, Sofia	100,0	100,0			
»Real Estate Management Poland« Sp.z.o.o., Warschau	100,0	100,0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99,0	99,0			
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H., Bad Homburg	100,0	100,0			
Allegro Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100,0	100,0			
Allib Leasing s.r.o., Prag	100,0	100,0			
ALLIB ROM s.r.l., Bukarest	100,0	100,0			
ALMS Leasing GmbH, Salzburg	95,0	95,0			
ALV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ANI Leasing s.r.l, Bukarest	100,0	100,0			
Antares Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Arany Pénzügyi Lizing Rt., Budapest	100,0	100,0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Wien	99,8	99,8			
ARUNA Immobilienvermietung GmbH, Wien	99,8	99,8			
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Wien[6]	99,8	99,8			
Austria Leasing GmbH, Wien	99,8	99,8			
Autogyör Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
BA-CA Ingaltanlízing Szolgáltató Részvénytársaság (BA-CA Immobilien Leasing Dienstleistungs AG), Budapest	100,0	100,0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94,9	94,9			
BA CA Leasing (Germany) GmbH, Bad Homburg	100,0	100,0			
BA CA SECUND Leasing GmbH, Wien	99,8	99,8			
BA Creditanstalt Bulus EOOD, Sofia	100,0	100,0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
BA/CA-Leasing Beteiligungen GmbH, Wien	100,0	100,0			
BA/CA-Leasing Finanzierung GmbH, Wien	100,0	100,0			
BA-CA Andante Leasing GmbH, Wien	100,0	100,0			
BACA Baucis Leasing GmbH, Wien	99,8	99,8			
BACA CENA Immobilien Leasing GmbH, Wien	99,8	99,8			
BACA Cheops Leasing GmbH, Wien	99,8	99,8			
BA-CA Export Leasing GmbH, Wien	100,0	100,0			
BACA KommunalLeasing GmbH, Wien	100,0	100,0			
BACA Leasing Alfa s.r.o., Prag	100,0	100,0			
BACA Leasing Carmen GmbH, Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
BA-CA Leasing Drei Garagen GmbH, Wien	99,8	99,8			
BACA Leasing Gama s.r.o., Prag	100,0	100,0			
BA-CA Leasing MAR Immobilien Leasing GmbH, Wien	99,8	99,8			
BA-CA LEASING MODERATO d.o.o., Ljubljana	100,0	100,0			
BACA Leasing Nekretnine d.o.o., Banja Luka	100,0	100,0			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100,0	100,0			
BA-CA Leasing TechRent GmbH, Wien	100,0	100,0			
BACA Leasing und Beteiligungsmanagement GmbH, Wien	99,8	99,8			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Wien	100,0	100,0			
BA-CA Leasing Versicherungsservice GmbH, Wien	100,0	100,0			
BA-CA Luna Leasing GmbH, Wien	99,8	99,8			
BACA Minerva Leasing GmbH, Wien	100,0	100,0			
BACA Minos Leasing GmbH, Wien	99,8	99,8			
BACA Mobilien und LKW Leasing GmbH, Wien	100,0	100,0			
BACA PEGASUS Leasing GmbH, Wien	99,8	99,8			
BA-CA Polaris Leasing GmbH, Wien	99,8	99,8			
BA-CA Presto Leasing GmbH, Wien	99,8	99,8			
BACA Real Estate s.r.l., Bukarest	100,0	100,0			
BACA Romus s.r.l., Bukarest	100,0	100,0			
BACA VULCANUS Immobilien Leasing GmbH, Wien	99,8	99,8			
BA-CA Zega Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
BACAL ALPHA d.o.o., Zagreb	100,0	100,0			
BACAL Versicherungsservice Holding GmbH, Wien	100,0	100,0			
BACA-Leasing Aquila Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Gemini Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Herkules Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Lupus Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Midas Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Nero Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Omikron Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Ursus Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BAL Carina Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Demeter Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Helios Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hestia Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Horus Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hypnos Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Leto Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
BAL Pan Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Sobek Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100,0	100,0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Hungaria Beta Leasing Kft., Budapest	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Bank Austria Leasing Argo Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100,0	100,0			
Baulandentwicklung Gdst 1682/8 GmbH & Co. OEG, Wien	100,0	100,0			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Wien	100,0	100,0			
Border Leasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Business City Management GmbH, Budapest	100,0	100,0			
CAC Full Service Leasing s.r.o., Bratislava	100,0	100,0			
CAC Full Service Leasing, s.r.o., Prag	100,0	100,0			
CAC IMMO, s.r.o., Prag	100,0	100,0			
CAC Leasing a.s., Prag	100,0	100,0			
CAC Leasing Slovakia a.s., Bratislava	100,0	100,0			
CAC poistovaci maklér, s.r.o., Bratislava	100,0	100,0			
CAC Pojisťovací Maklérská spol. s.r.o., Prag	100,0	100,0			
CAC Real Estate, s.r.o., Prag	100,0	100,0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Beta 2 Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Euro s.r.o., Prag	100,0	100,0			
CA-Leasing Iota Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Ovus s.r.o., Prag	100,0	100,0			
CA-Leasing Praha s.r.o., Prag	100,0	100,0			
CA-Leasing Senioren Park GmbH, Wien	99,8	99,8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100,0	100,0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
CALG 307 Mobilien Leasing GmbH, Wien	99,8	99,8			
CALG 443 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG 451 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Alpha Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Anlagen Leasing GmbH & Co. Grundstückvermietung und -verwaltung KG, München	99,9	99,9			
CALG Anlagen Leasing GmbH, Wien	99,8	99,8			
CALG Delta Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Gamma Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Wien	100,0	100,0			
CALG Immobilien Leasing GmbH, Wien	99,8	99,8			
CALG Minal Grundstückverwaltung GmbH, Wien	99,8	99,8			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
Charade Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Chefren Leasing GmbH, Wien	100,0	100,0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Contra Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Cristal Palace Real Estate, s.r.o., Prag	95,0	95,0			
Cukor Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
DEBO Leasing s.r.l., Bukarest	100,0	100,0			
DLB LEASING s.r.o., Prag	100,0	100,0			
DLV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eggenberg Leasing-Gesellschaft m.b.H., Wien	100,0	100,0			
Érdi Projekt Ingatlanhasznosító Kft., Budapest	100,0	100,0			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease RAMSES Immobilien Leasing Gesellschaft m.b.H. & Co. KEG, Wien	99,8	99,8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Expanda Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Wien	100,0	100,0			
FM Grundstücksverwaltungs GmbH & Co. KG, München	94,9	94,9			
FMC Leasing Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
FMZ Sigma Projektentwicklungs GmbH, Wien	99,8	99,8			
Folia Leasing Gesellschaft m.b.H., Wien	75,0	75,0			
Fugato Leasing Gesellschaft m.b.H., Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Wien	99,8	99,8			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,0	99,0			
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
GRAND INVESTICIJE d.o.o. za promet nekretninama, Zagreb	100,0	100,0			
Grundstücksverwaltung Linz-Mitte GmbH, Wien	99,8	99,8			
Grundstücksverwaltungsgesellschaft m.b.H. & Co. KG, Dornbirn	100,0	100,0			
Hebros Auto E.O.O.D., Sofia	100,0	100,0			
Hebros Leasing E.A.D., Sofia	100,0	100,0			
Herku Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
HFP Ingatlanhasznosító Részvénytársaság , Budapest	100,0	100,0			
Hoka Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Honeu Leasing Gesellschaft m.b.H., Wien	75,0	75,0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Wien	100,0	100,0			
HVB AGENT d.o.o., Zagreb	100,0	100,0			
HVB AUTO LEASING EOOD, Sofia	100,0	100,0			
HVB Leasing CPB d.o.o., Sarajevo	100,0	100,0			
HVB Leasing Croatia d.o.o. za leasing, Zagreb	100,0	100,0			
HVB Leasing Czech Republic s.r.o., Prag	100,0	100,0			
HVB Leasing d.o.o., Sarajevo	100,0	100,0			
HVB Leasing Hungary Kereskedlmi Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB Leasing Hungary Pénzügyi Szolgáltató Rt., Budapest	100,0	100,0			
HVB Leasing Imobiliar s.r.l., Bukarest	100,0	100,0			
HVB Leasing Insurance Broker Bulgaria OOD, Sofia	100,0	100,0			
HVB Leasing Insurance Broker s.r.l., Bukarest	99,8	99,8			
HVB Leasing Jupiter Kft., Budapest	100,0	100,0			
HVB Leasing Max Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB LEASING OOD, Sofia	90,0	90,0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100,0	100,0			
HVB Leasing Slovakia s.r.o., Bratislava	100,0	100,0			
HVB-Leasing Aida Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Biztositasi Alkusz Szolgáltató Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Dante Ingatlanhasznositó Korlátolt Felelösségü Tàrsaság, Budapest	100,0	100,0			
HVB-Leasing Fidelio Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing Forte Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Hamlet Ingatlanhasznositó Korlátolt Felelösségü Tàrsaság, Budapest	100,0	100,0			
HVB-Leasing Hermes Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing LAMOND Ingatlanhasznositó Kft., Budapest	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB-Leasing Maestoso Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Othello Ingatlanhasznosító Kft., Budapest	100,0	100,0			
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Romania s.r.l., Bukarest	100,0	100,0			
HVB-Leasing Sport Ingatlanhasznosító Kft., Budapest	100,0	100,0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Inprox Chomutov, s.r.o., Prag	100,0	100,0			
Inprox Karlovy Vary s.r.o., Prag	100,0	100,0			
INPROX Kladno, s.r.o., Prag	100,0	100,0			
INPROX Poprad, Spol. s.r.o., Bratislava	100,0	100,0			
INPROX SR I., spol. s.r.o., Bratislava	100,0	100,0			
Intro Leasing Gesellschaft m.b.H., Wien	*100,0*	*100,0*			
Jausern-Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
KADMOS Immobilien Leasing GmbH, Wien	99,8	99,8			
Kunsthaus Leasing GmbH, Wien	100,0	100,0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Lagermax Leasing GmbH, Salzburg	99,8	99,8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Largo Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
LEASFINANZ GmbH, Wien	100,0	100,0			
LEASFINANZ Mobilienvermietung GmbH, Wien	100,0	100,0			
Legato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
LF Beteiligungen GmbH, Wien	100,0	100,0			
LINO Hotel-Leasing GmbH, Wien	99,8	99,8			
Lipark Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Liva Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Wien	98,0	98,0			
Martianez Comercial S.A., Puerto de la Cruz	100,0	100,0			
MBC Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
MID Garagen GmbH, Wien	99,8	99,8			
MIK Beta Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
MIK Ingatlankezelö Kft., Budapest	100,0	100,0			
MM Omega Projektentwicklungs GmbH, Wien	99,8	99,8			
Mögra Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Nage Lokalvermietungsgesellschaft m.b.H., Wien	99,8	99,8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Wien	57,5	57,5			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Wien	95,0	95,0			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Wien	100,0	100,0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Wien	100,0	100,0			
OLG Handels- und Beteiligungsverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
OLG Industriegüter Leasing GmbH & Co. KG, Wien	86,1	86,1			
Optima Financial Services E.O.O.D., Sofia	100,0	100,0			
Panenska Invest Spol.s.r.o., Bratislava	100,0	100,0			
Parzhof-Errichtungs- und Verwertungsgesellschaft m.b.H., Wien	99,8	99,8			
PAZONYI'98 Ingatlanhasznosító Korlátolt Felelősségü Társaság, Budapest	100,0	100,0			
PELOPS Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Piana Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Polimar 13 Spólka z orgranczon odpowiedzialno ci, Warschau	100,0	100,0			
Polimar 6 Spólka z oraniczon odpowiedzialno ci, Warschau	100,0	100,0			
Posato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Real-Rent Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Regev Realitätenverwertungsgesellschaft m.b.H., Wien	99,8	99,8			
Rondo Leasing GmbH, Wien	100,0	100,0			
RSB Anlagenvermietung Gesellschaft m.b.H., Wien	100,0	100,0			
RUBATO LEASING drusto s ograni enom odgovornos u za leasing, Zagreb	100,0	100,0			
RWF Real – Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommandit-gesellschaft, Wien	100,0	100,0			
Savka Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Seca-Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Shopping Center Györ Errichtungs- und Betriebs-gesellschaft mbH, Budapest	100,0	100,0			
SHS Leasing GmbH, Wien	99,8	99,8			
Sigma Leasing GmbH, Wien	99,8	99,8			
Sonata Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Wien	100,0	100,0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Unicom Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Vape Communa Leasinggesellschaft m.b.H., Wien	99,8	99,8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Zagra Leasing d.o.o. za financiranje, Zagreb	100,0	100,0			
Bank Austria Trade Services Gesellschaft m.b.H., Wien	100,0	100,0	EUR	252 150	[1]
Banking Transaction Services s.r.o., Prag	100,0	100,0	EUR	1 567	15
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, München	100,0	100,0	EUR	294	[1]
Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100,0		EUR	306 645	[2,3]
BodeHewitt AG & Co. KG, Grünwald	72,3		EUR	3 744	3 668
BPH PBK Leasing S. A., Warschau	100,0	100,0	PLN	188 805	706
Teilkonzern mit Tochterunternehmen:					
BPH Leasing SA, Poznan	100,0	100,0			
PBK Leasing Spólka Akcyjna, Warschau	100,0	100,0			
CABET-Holding-Aktiengesellschaft, Wien	100,0	100,0	EUR	542 627	136 582
Teilkonzern mit Tochterunternehmen:					
CABO Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
Caibon.com Internet Services GmbH, Wien	100,0	100,0	EUR	251 057	[1]
Domus Bistro GmbH, Wien	100,0	100,0	EUR	73	3
Domus Clean Reinigungs GmbH, Wien	100,0	100,0	EUR	35	0
Domus Facility Management GmbH, Wien	100,0	100,0	EUR	73	19
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München	100,0		EUR	1 042	−3 048
HVB Alternative Financial Products AG, Wien	100,0		EUR	1 013	−1
HVB Asset Management Holding GmbH, München	100,0	100,0	EUR	241 952	[1]
HVB Capital Asia Limited, Hongkong	100,0		JPY	13 511 116	1 634 156
HVB Capital LLC, Wilmington	100,0		USD	1 127	87
HVB Capital LLC II, Wilmington	100,0		USD	3	0
HVB Capital LLC III, Wilmington	100,0		USD	1 107	90
HVB Capital LLC V, Wilmington	100,0		USD	0	2
HVB Capital LLC VI, Wilmington	100,0		USD	2	0
HVB Capital LLC VII, Wilmington	100,0		USD	0	0
HVB Capital LLC VIII, Wilmington	100,0		USD	0	0
HVB Gesellschaft für Gebäude mbH & Co. KG, München	100,0		EUR	871 401	[1]
HVB Global Assets Company L.P., City of Dover[5]	5,0		USD	989 326	52 672
HVB Hong Kong Limited, Hongkong	100,0		USD	7 650	2 066
HVB Informations-Verarbeitungs-GmbH, München	100,0		EUR	154	[2,4]
HVB Investments (UK) Limited, George Town	100,0		EUR	291 208	2 164
HVB Leasing GmbH, Hamburg	100,0		EUR	22 026	[2,5]
HVB Payments & Services GmbH, München	100,0		EUR	660	[2,6]
HVB Risk Management Products Inc., New York	100,0		USD	60 281	−2 430

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB Systems GmbH, Unterföhring	100,0		EUR	746	[2,7]
HVB U.S. Finance Inc., New York	100,0		USD	26 211	4 160
HVB Verwa 4 GmbH, München	100,0		EUR	307 086	[2,8]
HVB Verwa 4.4 GmbH, München	100,0	100,0	EUR	6 052	[1]
HVB Wealth Management Holding GmbH, München	100,0		EUR	73 422	[2,9]
HVZ GmbH & Co. Objekt KG, München[3]	100,0	100,0	EUR	148 065	[1]
Hypo (UK) Holdings Limited, London	100,0		GBP	441	163
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München[3]	100,0	100,0	EUR	26	[1]
HypoVereinsFinance N.V., Amsterdam	100,0		EUR	4 256	1 481
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Wien	99,1	99,1	EUR	4 451	[1]
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München[3]	100,0	100,0	EUR	500 014	[1]
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München[3]	100,0	100,0	EUR	2 301	[1]
TIVOLI Grundstücks-Aktiengesellschaft, München	99,7	99,7	EUR	10 636	3 165
WAVE Solutions Information Technology GmbH, Wien	100,0	100,0	EUR	1 476	174
1.2 Nicht konsolidierte verbundene Unternehmen[4]					
1.2.1 Kreditinstitute					
Activest Fund Services S. A., Luxemburg	100,0	100,0	CHF	735	479
Activest Investmentgesellschaft Schweiz AG, Bern	100,0	100,0	CHF	10 546	3 497
Bank Austria Creditanstalt Real Invest Immobilien-Kapitalanlage GmbH, Wien	100,0	100,0	EUR	5 050	277
CA IB International Markets AG, Wien	100,0	100,0	EUR	11 517	[1]
FactorBank AG, Wien	52,0	52,0	EUR	7 242	16
HVB Banca pentru Locuinte S. A., Bukarest	< 100,0	< 100,0	RON	34 750	-5 250
HVB Bank Latvia AS, Riga	100,0		LVL	18 379	2 581
Konzern mit Tochterunternehmen:					
SIA »HVB Leasing«, Riga	100,0	100,0			
HVB Investitionsbank GmbH, Hamburg	100,0	100,0	EUR	16 933	[1]
HVB Singapore Limited, Singapur	100,0	100,0	EUR	11 304	-993
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew	100,0		UAH	182 303	46 899
Mezzanin Finanzierungs AG, Wien	68,3	68,3	EUR	27 240	1 268
Nova Banjalucka Banka AD, Banja Luka	83,3	83,3	BAM	16 412	7 544
Schoellerbank Invest AG, Salzburg	100,0	100,0	EUR	4 044	1 205
1.2.2 Sonstige nicht konsolidierte Unternehmen					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100,0	100,0			
»Artist« Marketing Entertainment GmbH, Wien	100,0	100,0	EUR	3	-256
»BA Creditanstalt Leasing Alpha« d.o.o., Belgrad	100,0	100,0			
»BANCOM« Sp.z.o.o., Warschau	99,7	99,7			
»CA IB Asset Management S.A.I.« S. A., Bukarest	100,0	100,0			
»CAFU« Vermögensverwaltung GmbH, Wien	100,0	100,0			
»Diners Club CEE Holding AG«, Wien	99,8	99,8	EUR	3 354	352
»MOTOSOFT« Sp.z.o.o., Warschau	90,9	90,9			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, München	66,7	66,7	EUR	–35 851	0
A&T-Projektentwicklungs-Verwaltungs GmbH, München	66,7	66,7			
AB Immobilienverwaltungs-GmbH & Co. XENOR-KG, München (Stimmrechtsanteil: 66,7%)	94,0				
AB Immobilienverwaltungs-GmbH, München	100,0	100,0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. OHG, Wien	100,0	100,0			
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, München	100,0	100,0	EUR	57 645	1 735
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, München	100,0	100,0	EUR	60 493	2 073
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, München	100,0	100,0	EUR	9 499	245
Acis Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Active Bond Portfolio Management GmbH, Grünwald	100,0	100,0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg	100,0		EUR	864	150
AE Capital Inc., New York	100,0	100,0	USD	–40	1 369
AE Liegenschaftsverwertung GmbH, Wien	100,0	100,0			
AGROB AKTIENGESELLSCHAFT, Ismaning (Stimmrechtsanteil: 75,0%)	52,7	52,7	EUR	18 147	423
AGRUND Grundstücks-GmbH, München	90,0	90,0			
Alexandersson Real Estate I B.V., Apeldoorn	100,0	100,0			
Alfa Holding Ingatlanszolgaltato Kft., Györ	95,0	95,0			
Alkmene Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Allcasa Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	5	1 455
ALLTERRA Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	–6 380	4
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, München	100,0	100,0	EUR	50	[1]
Altea Verwaltungsgesellschaft mbH, München	100,0	100,0			
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, München	100,0	100,0			
Amphitryon Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Antus Immobilien- und Projektentwicklungs GmbH, München	90,0	90,0	EUR	–16 497	–1 656
ANWA Gesellschaft für Anlagenverwaltung mbH, München	95,0	93,9			
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, München	100,0	100,0	EUR	–23 171	262
Apir Verwaltungsgesellschaft mbH, München	100,0	100,0			
ARCADIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[1]
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	793	[1]
Argentum Media GmbH & Co. KG, Hamburg	100,0	100,0	EUR	698	47
ARRONDA Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	–49 727	–3 200
Asset Management Bremen GmbH, Bremen	100,0	100,0	EUR	83	[1]
Asset S. A., Warschau	99,9	99,9			
ASSINDIA Immobilien- und Projektentwicklungs GmbH i.L., München	100,0	100,0	EUR	0	[1]
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[1]
Atlanterra Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	–44 612	373
Aufbau Dresden GmbH, München	100,0	100,0	EUR	–25 671	0

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100,0	100,0			
AWT Handels Gesellschaft m.b.H., Wien	100,0	100,0	EUR	4 206	[1]
AWT International Trade AG, Wien	100,0	100,0	EUR	11 468	–874
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, München	100,0	100,0	EUR	–1 705	431
B.I. Asesoramiento Financiero, S. A. i.L., Madrid	100,0	100,0			
B.I. International Limited, George Town	100,0	100,0			
BA Worldwide Fund Management Ltd. i.L., Tortola	100,0	100,0	USD	32	6 254
BA-CA GrEco Versicherungsmanagement Gesellschaft m.b.H., Wien	51,0	51,0	EUR	1 013	561
BA-CA Betriebsobjekte AG & Co. Beta Vermietungs OEG, Wien	100,0	100,0			
BA-CA Betriebsobjekte AG, Wien	100,0	100,0	EUR	122 890	[1]
BA-CA Betriebsobjekte Praha spol.s.r.o., Prag	100,0	100,0	CZK	186 001	24 356
BA-CA Infrastructure Finance Advisory GmbH, Wien	100,0	100,0			
BA-CA Objektfinanzierung GmbH, Wien	100,0	100,0			
BA-CA Objektfinanzierungs GmbH & Co. OEG, Wien	100,0	100,0			
BA-CA Private Equity GmbH, Wien	100,0	100,0	EUR	3 003	[1]
BA-CA Real Invest Asset Management GmbH, Wien	100,0	100,0			
BA-CA Wien Mitte Holding, Wien	100,0	100,0			
BA-CA-GVG Holding GmbH, Wien	100,0	100,0	EUR	464	442
BACAI, London	100,0	100,0			
BAK Verwaltungs-Gesellschaft mbH, Bochum	100,0	100,0			
BaLea Soft GmbH & Co. KG, Hamburg	100,0	100,0	EUR	1 205	–860
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Baltic Business Center Sp.z.o.o., Gdynia	62,0	62,0	PLN	–79 848	19 427
Bank Austria Aktiengesellschaft & Co. EDV Leasing OHG, Wien	100,0	100,0			
Bank Austria Cayman Islands (Management) Ltd., George Town	100,0	100,0			
Bank Austria Cayman Islands (Nominees) Ltd., George Town	100,0	100,0			
Bank Austria Creditanstalt Finanzservice GmbH, Wien	100,0	100,0	EUR	1 525	[1]
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Versicherungsdienst GmbH, Wien	81,0	81,0			
Bank Austria-CEE BeteiligungsgmbH, Wien	100,0	100,0			
Bank Rozwoju Energetyki i Ochrony Srodowiska Spólka Akcyjna »Megabank« i.L., Warschau	100,0	100,0	PLN	–18 997	1 401
Bankowe Doradztwo Podalkowe Spolka z.o.o., Krakau (Stimmrechtsanteil: 48,7%)	74,0	74,0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100,0				
Bayern Power Limited, London	100,0		GBP	1 833	–6 500
BB-C Vila Domy v.o.s., Prag	100,0	100,0	CZK	2 000	40 576
BD Industrie-Beteiligungsgesellschaft mbH, München	100,0				
Betaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
BFAG – Holding Gesellschaft m.b.H, Wien	100,0	100,0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, München	100,0				
BIL Aircraftleasing GmbH, Grünwald	100,0	100,0			
BIL Beteiligungstreuhand GmbH, München	100,0	100,0			
BIL Immobilien Fonds GmbH & Co. Objekt Perlach KG, München (Stimmrechtsanteil: 98,9%)	100,0	100,0	EUR	3 290	150

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
BIL Immobilien Fonds GmbH, München	100,0	100,0			
BIL Leasing-Fonds GmbH & Co. VELUM KG, München	100,0				
BIL Leasing-Fonds Verwaltungs-GmbH, München	100,0	100,0			
BIL V & V Vermietungs GmbH, München	100,0	100,0			
Blue Capital Amerika GmbH & Co. Dritte Objekte USA KG, Hamburg	100,0	100,0			
Blue Capital Canadian Investments Inc., Toronto	100,0	100,0			
Blue Capital Canadian Management Inc., Toronto	100,0	100,0			
Blue Capital Dritte Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Equity GmbH, Hamburg	100,0	100,0	EUR	4 504	4 170
Blue Capital Equity Management GmbH, Hamburg	100,0	100,0	EUR	309	253
Blue Capital Erste Kanada Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien GmbH & Co. Sechste Objekte Großbritannien KG, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien GmbH & Co. Siebte Objekte Österreich KG, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Fonds GmbH, Hamburg	100,0	100,0	EUR	1 439	6 360
Blue Capital GmbH, Hamburg	100,0		EUR	1 805	[2,10]
Blue Capital Investment Inc., Dallas	100,0	100,0	USD	2 939	–20
Blue Capital Management Inc., Dallas	100,0	100,0	USD	1 116	376
Blue Capital Metro Amerika Inc., Wilmington	100,0	100,0			
Blue Capital Pennsylvania Inc., Washington	100,0	100,0			
Blue Capital Private Assets GmbH, Hamburg	100,0	100,0			
Blue Capital Real Estate GmbH, München	100,0	100,0			
Blue Capital Stiftungstreuhand GmbH, Hamburg	100,0	100,0			
Blue Capital Treuhand GmbH, Hamburg	100,0	100,0			
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Zweite Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Bode Grabner Beye Trust GmbH, Grünwald	100,0	100,0			
BodeHewitt Beteiligungs AG, Grünwald	90,0				
Bonum Anlage-und Beteiligungsgesellschaft mbH, Bremen	100,0	100,0	EUR	60	[1]
BPH Auto Finanse SA, Warschau	100,0	100,0	PLN	118 156	12 451
BPH Investment Fund Company (BPH Towarzystwo Funduszy Inwestycyjnych S. A.), Warschau	100,0	100,0	PLN	9 485	2 802
BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warschau	100,0	100,0	PLN	10 091	334
BPH Real Estate SA, Warschau	100,0	100,0			
BV Finance Praha s.r.o. i.L., Prag	100,0				
BV Grundstücksentwicklungs-GmbH & Co. Kinocenter KG, München	100,0	100,0	EUR	84	[1]
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, München	100,0	100,0	EUR	29	[1]
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, München	100,0		EUR	511	[1]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
BV Grundstücksentwicklungs-GmbH, München	100,0	100,0			
BVK 2 GmbH i.L., München	100,0	100,0			
BVK Holding GmbH i.L., München	100,0	100,0	EUR	3 562	204
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Wien	100,0	100,0			
CA European Bond Advisor S. A., Luxemburg	100,0	100,0			
CA IB Bulinvest EOOD, Sofia	100,0	100,0			
CA IB Corporate Finance a.s., Prag	100,0	100,0	EUR	3 736	3 000
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Wien	100,0	100,0	EUR	13 612	[1]
CA IB Corporate Finance d.d., Ljubljana	100,0	100,0			
CA IB Corporate Finance d.o.o., Belgrad	100,0	100,0			
CA IB Corporate Finance Limited, London	100,0	100,0	EUR	399	220
CA IB Corporate Finance OOO, Moskau	100,0	100,0	EUR	-315	-400
CA IB Corporate Finance Rt. (CA IB Tökepiaci Rt.), Budapest	100,0	100,0	EUR	854	230
CA IB d.d., Zagreb	100,0	100,0	EUR	1 667	900
CA IB Financial Advisers a.s., o.c.p. , Bratislava	100,0	100,0			
CA IB Financial Advisers sp.z.o.o., Warschau	100,0	100,0	PLN	1 364	2 579
CA IB Infrastruktur Projektberatungs Ges.m.b.H. i.L., Wien	100,0	100,0			
CA IB International Marktes Limited, London	100,0	100,0	EUR	11 517	1 590
CA IB Invest d.o.o, Zagreb	100,0	100,0			
CA IB Polska Spolka Akcyjna, Warschau	100,0	100,0	PLN	69 216	535
CA IB Romania SRL, Bukarest	100,0	100,0			
CA IB Securities (New York), Inc., New York	100,0	100,0			
CA IB Securities (Ukraine) AT, Kiev	100,0	100,0			
CA IB Securities Investment Fund Management Rt, Budapest	100,0	100,0	HUF	756 804	319 635
CA IB Securities S. A. (Bucharest), Bukarest	100,0	100,0			
CA IB Securities S. A., Warschau	100,0	100,0	PLN	36 480	16 962
CAE Praha a.s., Prag	100,0	100,0	EUR	2 540	-25
Cameron Granville 2 Asset Management Inc., Manila	100,0	100,0			
Cameron Granville Asset Management (SPV-AMC) Inc., Manila	100,0	100,0	PHP	64 145	32 815
Cards & Systems EDV-Dienstleistungs GmbH, Wien	58,0	58,0	EUR	843	219
CDT Advisor S. A., Luxemburg, Luxemburg	100,0	100,0			
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest	100,0	100,0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH u. Co. KEG, Wien	83,6	83,6	EUR	1 448	-564
Centrum Bankowosci Bezposredniej Spolka z ograniczona odpowiedzialnoscia CBB, Krakau	100,0	100,0	PLN	9 261	1 940
Centrum Uslug Ksiegowych Spolka z.o.o., Krakau	100,0	100,0			
Chemie Pensionsfonds AG, München	100,0		EUR	3 814	-2 252
Christoph Reisegger Gesellschaft m.b.H., Wien	100,0	100,0			
City Carré Verwaltungs B.V., Den Haag	100,0	100,0			
City Hotel GmbH, Bad Vilbel	100,0		EUR	-221	-203
CL Dritte Car Leasing GmbH & Co. KG, Camin	100,0	100,0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
COBB Beteiligungen und Leasing GmbH, Wien	50,3	50,3			
Comes Bauconcept GmbH, München	100,0	100,0	EUR	61	[1]
comle@se & comfin@nce GmbH & Co. KG i.L., Hamburg	100,0	100,0			
comle@se online GmbH, Hamburg	100,0	100,0			
Conetwork GmbH, Hamburg	100,0		EUR	1 000	[2,11]
Cornus Immobilien- und Vermietungs GmbH, München	100,0	100,0	EUR	-326	441
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Creditanstalt Global Markets Fund Advisor S. A., Luxembourg i.L., Luxemburg	100,0	100,0			
Crescat Equity 1 Beteiligungsgesellschaft mbH & Co. KG, Hamburg	59,4	59,4	EUR	28 074	4 652
CUMTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
DANIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, München	100,0	100,0	EUR	−23 055	−5 527
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, München	100,0	100,0	EUR	−56 152	−15 170
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, München	100,0	100,0	EUR	−58 150	−13 055
Delpha Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Diners Club Czech Republic s.r.o., Prag	100,0	100,0			
Diners Club Polska Sp.z.o.o., Warschau	100,0	100,0	EUR	2 497	520
Diners Club Slowakei s.r.o., Bratislava	100,0	100,0			
Dione Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
Dorion GmbH & Co. KG, München	94,0	94,0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, München	100,0	100,0	EUR	9 738	878
Einkaufszentrum Wieselburg Errichtungs- und Betriebs GmbH, Wien	100,0	100,0	EUR	−577	−250
EK Mittelstandsfinanzierungs AG, Wien	98,0	98,0	EUR	17 357	−5 716
Enderlein & Co. GmbH, Bielefeld	100,0	100,0	EUR	114	[1]
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH i.L., Trier	85,0	85,0			
Eratech Spólka Akcyjna, Lodz	75,4	75,4			
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Mose KG, Oldenburg	68,5	68,5	EUR	−661	−468
Erste Onshore Windkraft Beteiligungsgesellschft mbH & Co. Windpark Grefrath KG, Oldenburg	68,5	68,5	EUR	−303	−980
Erste Onshore Windkraft Beteiligungsgesellschft mbH & Co. Windpark Krähenberg KG, Oldenburg	68,5	68,5	EUR	−659	−1 285
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Euro-Bond Blue Capital Management GmbH, Bad Soden	100,0	100,0			
Euro-Bond Blue Capital Verwaltungs GmbH, Bad Soden	100,0	100,0			
Euromarketing AG, Wien	71,2	71,2	EUR	−6 576	−222
Euroventures-Austria-CA-Management GesmbH, Wien	100,0	100,0	EUR	3 604	652
Evaris Objektgesellschaft Beteiligungs GmbH, München	100,0	100,0	EUR	46	[1]
Evaris Objekt-GmbH & Co. KG, München	100,0	100,0	EUR	3 612	[1]
Family Trust Management Europe S. A., Luxemburg	80,0	80,0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, München	100,0	100,0	EUR	6	483
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, München	100,0	100,0	EUR	−430	1 000
Ferra Immobilien- und Projektentwicklungs GmbH & Co. - Projekt Großenhainer Straße KG, München	100,0	100,0	EUR	−18 765	1 797

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Ferra Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
FGB Grund und Boden GmbH & Co. KG, München	94,0	94,0	EUR	−1958	0
FGB Grund und Boden Verwaltungs GmbH, München	100,0	100,0			
Final Holding Sp.z.o.o., Warschau	100,0	100,0	PLN	50317	−4483
Final S.A., Dabrowa Górnicza	99,7	99,7	PLN	22445	2131
Financial Risk Management GmbH, Wien	100,0	100,0			
FM Beteiligungs AG, Wien	50,0	50,0	EUR	17914	346
Fontana Hotelverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Fontana Kurhotel Gesellschaft m.b.H., Wien	99,0	99,0	EUR	−9170	−98
Food & more GmbH, München	100,0		EUR	100	[2,12]
Forum Polskiego Biznesu Media Sp.z.o.o., Warschau	100,0	100,0	PLN	−2255	−388
Freizeitpark Oberlaa Vermietungs GmbH, Wien	75,0	75,0			
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, München	100,0	100,0	EUR	5672	1070
G.F.S. Management Kantoor B.V., Den Haag	100,0	100,0			
GALILEO Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Ganymed Immobilienvermietungsgesellschaft m.b.H., Wien	99,0	99,0	EUR	55191	[1]
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100,0	100,0	EUR	26	[1]
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, München	100,0	100,0	EUR	216	[1]
GE Immobilienverwaltungs-GmbH, München	98,0	98,0			
Gesellschaft für Grundbesitz mbH, Bochum	100,0	100,0	EUR	773	[1]
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	20	[1]
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH i.L., Alfter	100,0	100,0	EUR	4872	93
Goethe Galerie Centermanagement GmbH, Jena	100,0	100,0			
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94,0	94,0	EUR	−19245	108
Golfplatz Schloss Ebreichsdorf Errichtungs- und Vermietungs GmbH, Wien	100,0	100,0			
Grand Central Re Limited, Hamilton	92,5		USD	56165	1079
Großkugel Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	−3354	[1]
Gründerfonds GmbH & Co. KEG, Wien	100,0	100,0	EUR	11580	−775
Gründerfonds GmbH, Wien	100,0	100,0			
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), München	98,2	98,2	EUR	4495	[1]
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, München	100,0	100,0	EUR	52	[1]
GUS Consulting GmbH, Wien	100,0	100,0	EUR	25077	27
H & B Immobilien GmbH & Co. Objekte KG, München	100,0	100,0	EUR	5	[1]
H.F.S. Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds »Das Schloss« Berlin-Steglitz GmbH & Co. KG, München	100,0	100,0	EUR	−3217	−2650
H.F.S. Immobilienfonds Deutschland 14 GmbH & Co. KG, München	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
H.F.S. Immobilienfonds Deutschland 19 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 20 KG, München	90,9	90,9			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., Den Haag	100,0	100,0			
H.F.S. Immobilienfonds Europa 4 KG, München	100,0	100,0			
H.F.S. Immobilienfonds GmbH, München	100,0	100,0	EUR	−3 795	−74
H.F.S. Komplementärs GmbH, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Hawai« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH, Ebersberg	100,0	100,0			
H.F.S. Schiffs-Leasingfonds GmbH, München	100,0	100,0			
H.F.S. Value Management GmbH, München	100,0	100,0			
H.F.S. Zweitmarktfonds GmbH, München	100,0	100,0			
Halos GmbH & Co. Objekt KG, München	100,0	100,0	EUR	8 191	[1]
Hans Pressel Beteiligungs-Gesellschaft mit beschränkter Haftung, Wien	100,0	100,0			
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, München	100,0	100,0	EUR	276	[1]
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, München	100,0	100,0	EUR	54	[1]
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100,0	100,0	EUR	−4 701	−34
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0			
Hekla Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
HESTAR Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
HMIS Management Information & Service GmbH, München	100,0	100,0			
Hotel Fürstenhof Betriebsgesellschaft mbH i.L., München	100,0	100,0			
Hotel Seddiner See GmbH, Berlin	94,0	94,0			
HVB Alternative Advisors LLC, New York	100,0		USD	75 078	−3
HVB Asia Advisers Sdn. Bhd., Kuala Lumpur	100,0	100,0			
HVB Asia Limited, Singapur	100,0		EUR	26 564	367

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB Asset Leasing Limited, London	100,0	100,0	USD	81 762	0
HVB Asset Management Asia Ltd., Singapur	100,0	100,0	EUR	4 806	2 710
HVB Australia Pty Ltd., Sydney	100,0	100,0	EUR	2 955	–292
HVB Beteiligungsgesellschaft mbH, München	100,0		EUR	835	[1]
HVB Campustar (Hong Kong) Ltd., Hongkong	100,0	100,0	USD	12 657	0
HVB Cape Blanc LLC, Wilmington	100,0	100,0			
HVB Capital Management, Inc., New York	100,0	100,0			
HVB Capital Markets Inc., New York	100,0	100,0	USD	30 571	4 121
HVB Capital Partners AG, München	100,0		EUR	12 671	[2.13]
HVB Capital Partners S.à.r.l., Luxemburg	100,0	100,0			
HVB Consult GmbH, München	100,0		EUR	1 300	[2.14]
HVB Credit Advisors Limited, Dublin	100,0		EUR	2 585	586
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	100,0		EUR	818	[2.15]
HVB Energy Holdings LLC, New York	100,0				
HVB Expertise GmbH, München	100,0		EUR	260	176
HVB Export Leasing GmbH, München	100,0				
HVB Factor Pénzügyi Szolgáltató Rt., Budapest	100,0	100,0	HUF	177 969	83 494
HVB Factoring s.r.o., Bratislava	100,0	100,0			
HVB Factoring s.r.o., Prag	100,0	100,0	EUR	1 734	9
HVB Finance London Limited, London	100,0		EUR	272	191
HVB Financne sluzby s.r.o., Bratislava	100,0	100,0			
HVB Finanzberatung GmbH, München	100,0	100,0	EUR	26	[1]
HVB FondsFinance GmbH, München	100,0	5,0	EUR	1 120	1 142
HVB Fund Services Limited i.L., Dublin	100,0				
HVB Funding Trust II, Wilmington	100,0				
HVB Funding Trust VIII, Wilmington	100,0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, München	100,0				
HVB Global Assets Company (GP), LLC, City of Dover	100,0				
HVB Immobilie Slovakia spol. s.r.o., Bratislava	100,0	100,0	SKK	12 819	–22 223
HVB Immobilien AG, München	100,0		EUR	27 030	[2.16]
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxemburg	100,0		EUR	1 725	19 932
HVB International Asset Leasing GmbH, München	100,0		EUR	–6 814	–377
HVB Leasing International GmbH & Co. KG, Hamburg	100,0	100,0			
HVB Leasing Limited Partnership, Wilmington	100,0	1,0			
HVB Life Science GmbH & Co. Beteiligungs-KG, München	100,0		EUR	–412	–1 437
HVB Life Science GmbH, München	100,0				
HVB Loan Portfolio GmbH & Co. KG, München	100,0				
HVB Loan Portfolio Verwaltungs-GmbH, München	100,0				
HVB London Investments (AVON) Limited, London	100,0		USD	250 585	240
HVB London Investments (Blackwater) Limited, London	100,0				
HVB London Investments (CAM) Limited, London	100,0				
HVB London Trading Ltd., London	100,0				
HVB MG LLC, New York	100,0	100,0			
HVB Mortgage Capital Corp., Wilmington	100,0	100,0			
HVB Pensionsfonds AG, München	100,0		EUR	23 362	–871
HVB Pensionsfonds-Service GmbH, München	100,0	100,0	EUR	25	[1]
HVB PGUP LLC, New York	100,0	100,0			
HVB Posrednik d.o.o., Belgrad	100,0	100,0			
HVB Principal Equity GmbH, München	100,0		EUR	34	[2.17]
HVB Profil Gesellschaft für Personalmanagement mbH, München	100,0		EUR	28	[2.18]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB Projekt Emilienhof GmbH & Co. KG, München	100,0	100,0	EUR	265	[1]
HVB Projekt Emilienhof Verwaltungs GmbH, München	100,0	100,0			
HVB Projekt GmbH, München	100,0	94,0	EUR	25 626	[1]
HVB Projekt Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
HVB Rating Advisory GmbH, München	100,0				
HVB Reality CZ s.r.o., Prag	100,0	100,0	EUR	1 279	586
HVB Realty Capital Inc., New York	100,0	100,0	USD	−1 373	−387
HVB Russell Management GmbH, München	51,0				
HVB Secur GmbH, München	80,0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100,0				
HVB Structured Invest S.A., Luxemburg-Kirchberg	< 100,0	< 100,0			
HVB Tecta GmbH, München	100,0	94,0	EUR	1 751	[1]
HVB Verwa 1 GmbH, München	100,0				
HVB Verwa 3 GmbH, München	100,0		EUR	767	[2,19]
HVB Verwa 4.1 GmbH, München	100,0	100,0	EUR	25	[1]
HVB Verwa 4.6 GmbH, München	100,0	100,0	EUR	25	[1]
HVB Verwa 5 GmbH, München	100,0				
HVBFF Aircraftleasing GmbH, München	100,0	100,0			
HVBFF Baumanagement GmbH, München	100,0	100,0	EUR	50	[1]
HVBFF Beteiligungstreuhand GmbH, München	100,0	100,0			
HVBFF Gebäudesanierung GmbH & Co. Erste KG, München	100,0	100,0			
HVBFF Havelland GmbH, München	100,0	100,0			
HVBFF Immobilien-Fonds GmbH & Co. Wohnungen Leipzig Zweite KG, Leipzig	100,0	100,0			
HVBFF International Greece GmbH, München	100,0	100,0			
HVBFF Internationale Leasing GmbH, München	100,0	100,0			
HVBFF Kapitalvermittlungs GmbH, München	100,0	100,0	EUR	19	[1]
HVBFF Leasing & Investition GmbH & Co. Achte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co. Erste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co. Fünfte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co. Neunte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co. Sechste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co. Siebte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co. Vierte KG, München	100,0	100,0			
HVBFF Leasing Objekt GmbH, München	100,0	100,0			
HVBFF Leasing-Fonds GmbH & Co. Wohnungen Nauen Zweite KG, München	100,0	100,0			
HVBFF Leasing-Fonds Verwaltungs GmbH, München	100,0	100,0			
HVBFF Objekt Beteiligungs GmbH, München	100,0	100,0			
HVBFF Objekt Leipzig GmbH, München	70,0	70,0			
HVBFF Produktionshalle GmbH, München	100,0	100,0			
HVBFF Verwaltungs GmbH, München	100,0	100,0			
HVZ GmbH & Co. Objekt Unterföhring KG, München	100,0	100,0	EUR	26	[1]
Hyperion Immobilienvermietungsgesellschaft m.b.H., Wien	99,0	99,0	EUR	49 479	[1]
Hypo-Bank Verwaltungszentrum GmbH, München	100,0	100,0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, München	80,0	80,0	EUR	−3 696	−6 472
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH, München	100,0	100,0	EUR	128	[1]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
IMMO I Immobilien + Mobilien Vermietungs GmbH & Co. KG, Wien	100,0	100,0	EUR	2 455	61
Immobilien Rating GmbH, Wien	99,0	99,0			
Immobilien Vermietungs GmbH, Wien	100,0	100,0			
IMWA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Wien	99,9	99,9	EUR	544	[1]
Informations-Technologie Austria GmbH, Wien	61,4	61,4	EUR	22 491	162
Infrastruktur Holding GmbH, Wien	100,0	100,0			
Interpark Management GmbH & Co. KG, München	100,0	100,0			
Interpark Management Verwaltungs GmbH, München	100,0	100,0			
Interra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	51	[1]
Investbroker a.d., Belgrad	66,7	66,7			
IR Services Spz.o.o., Warschau	100,0	100,0			
Irodahaz Tanácsado Kft, Budapest	100,0	100,0	HUF	−973 228	−125 645
Isar-Seine Immobilien GmbH, München	100,0				
Ispona Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
IVONA Beteiligungsverwaltung GmbH, Wien	100,0	100,0	EUR	1 299	528
Keller Crossing L.P., Atlanta	100,0	100,0	USD	921	−1 072
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, München	100,0	100,0	EUR	−9 915	−261
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße II KG, München	100,0	100,0	EUR	−7 122	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße III KG, München	100,0	100,0	EUR	−5 762	0
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße KG, München	100,0	100,0	EUR	−23 695	−7 137
KHR Projektentwicklungsgesellschaft mbH, München	100,0	100,0			
KLEA ZS-Immobilienvermietung G.m.b.H., Wien	100,0	100,0	EUR	2 665	82
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Wien	100,0	100,0	EUR	1 922	−576
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H., Wien	100,0	100,0	EUR	3 244	87
Kunstforum Handelsgesellschaft m.b.H., Wien	100,0	100,0			
La Fonte Vierundneunzigste Vermögensverwaltungs-gesellschaft mbH & Co. Beteiligungs KG, Bochum[6]	100,0	100,0			
La Fonte Vierundneunzigste Vermögensverwaltungs-gesellschaft mbH, Hamburg[6]	100,0	100,0			
LADIS Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Ladon Verwaltungsgesellschaft mbH, München	100,0	100,0			
Landos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
LB Fonds Beratungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	91 069	3 808
LB Holding Gesellschaft m.b.H., Wien	100,0	100,0	EUR	51 168	2 074
lemongrass Agentur für Direktmarketing & Werbung Ges.m.b.H., Wien	100,0	100,0			
Leng Loi Limited, Hongkong	100,0		USD	209	206
LFL Luftfahrzeug Leasing GmbH, Hamburg	100,0	100,0	EUR	1 377	3 533
Life Management Erste GmbH, München	100,0	100,0	EUR	24	[1]
Life Management Zweite GmbH, Grünwald	100,0	100,0	EUR	26	[1]
Life Science I Beteiligungs GmbH, München (vormals Rosenthal Beteiligungs GmbH, München)	100,0	100,0	EUR	1 612	−22
Life Verwaltungs Erste GmbH, München	100,0	100,0			
Life Verwaltungs Zweite GmbH, Grünwald	100,0	100,0			
LWB Objekt GmbH & Co. Zweite KG, Leipzig	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
M.A.I.L. Alpha Properties v.o.s., Prag	100,0	100,0			
M.A.I.L. Alpha Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Beteiligungsmanagement Gesellschaft m.b.H. & Co. MCL Theta KEG, Wien	100,0	100,0			
M.A.I.L. Beteiligungsmanagement GmbH, Wien	100,0	100,0			
M.A.I.L. CEE Property Invest GmbH, Wien	100,0	100,0	EUR	1 516	1
M.A.I.L. Eta Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Finanzberatung GmbH, Wien	100,0	100,0	EUR	4 039	165
M.A.I.L. Gamma Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Immobilien Invest Prag Alpha Verwaltungs GmbH & Co. KEG, Wien	100,0	100,0			
M.A.I.L. Porperty Invest GmbH & Co. Delta KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Primera KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Sekunda KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH, Wien	100,0	100,0			
M.A.I.L. Real Estate Management Jota Bratislava s.r.o., Bratislava	100,0	100,0			
M.A.I.L. Stratos Real Sp.zo.o., Warschau	100,0	100,0			
M.A.I.L. Warschau Property Invest Alpha GmbH, Wien	100,0	100,0	EUR	12	-221
M.A.I.L. Zeta Real Estate Management s.r.o., Prag	100,0	100,0			
Manfred Handbüchler GmbH, Wien	100,0	100,0	EUR	8	[1]
Marienplatz Großgarage GmbH, München	66,7	66,7	EUR	530	186
Maritime Container No. 1 Ltd., Majuro	100,0	100,0			
Maritime Container No. 2 Ltd., Majuro	100,0	100,0			
Maritime Container No. 3 Ltd., Majuro	100,0	100,0			
Maritime Container No. 4 Ltd., Majuro	100,0	100,0			
Maritime Container No. 5 Ltd., Majuro	100,0	100,0			
Maritime Container No. 6 Ltd., Majuro	100,0	100,0			
Maritime Container No. 7 Ltd., Majuro	100,0	100,0			
Maritime Container No. 8 Ltd., Majuro	100,0	100,0			
Maritime Container No. 9 Ltd., Majuro	100,0	100,0			
Maritime Container No. 10 Ltd., Majuro	100,0	100,0			
Maritime Container No. 11 Ltd., Majuro	100,0	100,0			
Maritime Container No. 12 Ltd., Majuro	100,0	100,0			
Maritime Container No. 13 Ltd., Majuro	100,0	100,0			
Maritime Container No. 14 Ltd., Majuro	100,0	100,0			
Maritime Container No. 15 Ltd., Majuro	100,0	100,0			
Maritime Container No. 16 Ltd., Majuro	100,0	100,0			
Maritime Container No. 17 Ltd., Majuro	100,0	100,0			
Maritime Container No. 18 Ltd., Majuro	100,0	100,0			
Maritime Container No. 21 Ltd., Majuro	100,0	100,0			
Maritime Sicherheiten GmbH, Hamburg	100,0				
Marivaturist d.d. i.L., Makarska	81,8	81,8			
Maschinen + Anlagen Investitions-Leasing GmbH, Wien	100,0	100,0			
Mather MA Leasing GmbH & Co. OHG, Wien	100,0	100,0			
MC Marketing GmbH, Wien	100,0	100,0	EUR	28	-9 830
MC Retail GmbH, Wien	100,0	100,0	EUR	50	-1 467
Media Magnus Sp. z.o.o., Warschau	100,0	100,0			
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, München	100,0	100,0			
Mercator Industrie- und Büro-Center GmbH, München	100,0	100,0			
MERIAN Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[1]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	12690	-282
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	1
MLI Münchener Leasing & Investition Dreizehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Elfte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Fünfzehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Vierzehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investiton Siebte GmbH, München	100,0	100,0			
Mobility Concept GmbH, München	60,0	60,0	EUR	4550	1902
Motion Picture Markets GmbH & Co. KG, Grünwald	50,0	50,0			
Motion Picture Production GmbH, Grünwald	51,2	51,2			
Movie Market Beteiligungs GmbH, München	100,0	100,0			
Movie Market Dritte Produktions GmbH, Grünwald	100,0	100,0			
Movie Market Erste Produktions GmbH, Grünwald	100,0	100,0			
Movie Market Zweite Produktions GmbH, Grünwald	100,0	100,0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100,0	100,0			
MY Beteiligungs GmbH, Wien	100,0	100,0			
MY Drei Handels GmbH, Wien	100,0	100,0			
MY Fünf Handels GmbH, Wien	100,0	100,0			
MY Sechs Handels GmbH, Wien	100,0	100,0			
Nadinion Objekt Huestraße GmbH & Co. KG, München	100,0	100,0	EUR	101	281
Nadinion Verwaltungsgesellschaft mbH, München	100,0	100,0			
Ningbo Holding GmbH, München	100,0	100,0			
NRS Grundstücksverwaltungsgesellschaft mbH i.L., München	100,0	100,0			
Objekt Secunda v.o.s., Prag	100,0	100,0			
Objekt Tertia v.o.s., Prag	100,0	100,0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, München	100,0	100,0	EUR	-1773	317
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0	EUR	0	881
Olos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, München	100,0	100,0			
Omnia Grundstücks-GmbH, München	100,0	100,0			
Orestos Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	10149	-5648
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, München	100,0	100,0	EUR	-14378	0
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, München	100,0	100,0	EUR	-26658	0
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, München	51,0	51,0			
Palais Rothschild Vermietung GmbH, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Palais Rothschild Vermietungs GmbH & Co. OEG, Wien	100,0	100,0	EUR	1549	-69
PARUS Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	2783
Paytria Unternehmensbeteiligungen Gesellschaft m.b.H., Wien	100,0	100,0			
PBK Property Sp. z.o.o., Warschau	100,0	100,0	PLN	16718	3026
P-Büroorganisations GmbH, Wien	100,0	100,0			
Pegasus Bauträger GmbH, München	100,0	93,9	EUR	26	[1]
Pegasus Project Stadthaus Halle GmbH, München	100,0	93,9	EUR	26	[1]
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München	100,0		EUR	-3931	474
Perterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Petrion Verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	24	[1]
PKBL Spólka Akcyjna i.L., Warschau	84,5	84,5	PLN	-29086	-27673
Plan Trade Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
PlanetHome AG, München (Stimmrechtsanteil: 99,9%)	90,8		EUR	24482	3
PlanetHome GmbH, Mannheim (vormals Aareal Hypotheken Vermittlungs GmbH, Mannheim)	100,0	100,0	EUR	-3486	-1126
Plottos Verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	-553	[1]
PORA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0	100,0			
Primeo Fund Limited, George Town	100,0	100,0	USD	0	37389
Projekt-GbR Kronstadter Straße München, München	75,0	75,0	EUR	-12097	0
Prunus Immobilien- und Vermietungs GmbH, München	100,0	100,0	EUR	-7359	4
Quadraterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Quinterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
RAILTERRA Immobilienverwaltungs GmbH, München	100,0	100,0			
Randus Beteiligungs GmbH, München	100,0	100,0	EUR	26	[1]
Real Invest »Atlas« Immobilienerrichtungs- und -beteiligungs GmbH, Wien	100,0	100,0			
Real Invest Asset Management Czech Republic s.r.o., Prag	100,0	100,0			
Real Invest Immobilien GmbH, Wien	100,0	100,0			
Real Invest Property GmbH & Co SPB Jota KEG, Wien	100,0	100,0			
Real Invest Property GmbH & Co Zeta KEG, Wien	100,0	100,0			
Real Invest Property GmbH & Co. Eta KEG, Wien	100,0	100,0			
Real Invest Property GmbH, Wien	100,0	100,0			
Real Invest Property Invest GmbH & Co. Epsilon KEG, Wien	100,0	100,0			
Real Invest Property Jota Immobilienverwertungs GmbH, Wien	100,0	100,0			
Real Invest Vermögensberatung GmbH, Wien	100,0	100,0	EUR	130	[1]
Rembradtin Lack GmbH Nfg. KG, Wien	98,0	98,0			
Remho Beteiligungs GmbH, Wien	100,0	100,0			
Remise Immobilienverwaltung GmbH, Wien	100,0	100,0			
Remkomp Beteiligungs GmbH, Wien	100,0	100,0			
REMU Grundstücksverwaltungsgesellschaft mbH i.L., München	100,0	100,0	EUR	25	[1]
RE-St.Marx Holding GmbH, Wien	100,0	100,0	EUR	21	[1]
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Richland Hills Center L.P., Atlanta	100,0	100,0	USD	5856	229

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	147	-3 477
Roncasa Immobilien-Verwaltungs GmbH, München	90,0	90,0	EUR	-35 487	-19 995
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i.L., München	97,0	97,0			
Rotus Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	26	1
Rudolf Piber 2001 GmbH, Wien	100,0	100,0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, München	100,0	100,0	EUR	1 534	1
Salvatorplatz-Grundstücksgesellschaft mbH, München	100,0	100,0	EUR	119	-786
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, München	100,0	100,0			
Saphira Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Sas-Real Kft., Budapest	100,0	100,0	HUF	499 755	-245
SB Nekretnine d.o.o., Split	100,0	100,0			
Schloßberg-Projektentwicklungs-GmbH und Co. 683 KG, München	100,0	100,0	EUR	27	1
Schoeller Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Wien	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, München	100,0	100,0	EUR	-2 082	2 369
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, München	90,0	90,0			
Schönefeld Wohn- und Gewerbebau GmbH, München	100,0	100,0			
Selfoss Beteiligungsgesellschaft mbH, München	100,0	100,0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	99,8	99,8			
SFS Financial Services GmbH, Wien	100,0	100,0			
Shopping Center Bratislava spol.s.r.o., Bratislava	100,0	100,0			
Sigma Holding Ingatlanszolgaltato Kft, Budapest	95,0	95,0			
Simon Verwaltungs-Aktiengesellschaft i.L., München	100,0		EUR	3 020	170
Sirius Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	-143 835	1
SKOGAR Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
sm-end-2-end.de AG, München	100,0		EUR	1 998	1
Solaris Verwaltungsgesellschaft mbH & Co. Vermietungs KG, München	94,9	94,9	EUR	8 438	1 632
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, München	100,0	100,0	EUR	-28 304	7
Solos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Spree Galerie Hotelbetriebsgesellschaft mbH, München	100,0	100,0	EUR	249	1
SR Immobilien Verwaltungs GmbH, München	100,0				
STARS Geschäftsführungs- und Verwaltungs-GmbH, München	100,0				
STARS GmbH & Co. KGaA, München	100,0				
Status Vermögensverwaltung GmbH, Hamburg	100,0	100,0	EUR	1 221	-239
Stratos Real Sp.zo.o, Warschau	100,0	100,0	PLN	54 653	11 955
Structured Lease GmbH, Camin	100,0	100,0	EUR	750	1
Synterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
T & P Frankfurt Development B.V., Amsterdam	87,5	87,5	EUR	-7 050	-49
T & P Vastgoed Stuttgart B.V., Amsterdam	87,5	87,5	EUR	-16 368	-80

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Tai Tam Limited, London	100,0				
TALISA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
TC – QUINTA Immobilienerrichtungsgesellschaft m.b.H., Wien	100,0	100,0			
TC – QUINTA Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	2 965	-3
TC Projektverwaltungsges.m.b.H., Wien	100,0	100,0			
TC Quarta Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
TC TERTIA Projektverwaltungsgesellschaft mbH, Wien	100,0	100,0			
TCHA Immobilien Verwaltungs-GmbH, München	100,0	100,0			
TC-PRIMA Projektverwaltungs Gesellschaft m.b.H., Wien	100,0	100,0	EUR	-380	249
TC-QUINTA Immobilienbeteiligungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	2 050	286
TC-SECUNDA Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	-5 570	-1 553
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Wien	100,0	100,0			
TERRA MAGNA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
TERRCASA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, München	75,0	75,0	EUR	-228 553	-36
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße KG, München	75,0		EUR	-12 805	[1]
TERRENO Grundstücksverwaltung GmbH, München	75,0	75,0			
Terronda Development B.V., Amsterdam	100,0	100,0			
The Harmony Limited Partnership, George Town	100,0	100,0	USD	40 493	2 846
The Rhapsody Limited Partnership, George Town	100,0	100,0	USD	40 411	2 695
Theta Fünf HandelsgmbH, Wien	100,0	100,0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
Transterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Treuconsult Beteiligungsgesellschaft m.b.H. & Co. Bürogebäude Obere Donaustraße 17–19 Revitalisierungs KG, Wien	100,0	100,0	EUR	-11 448	199
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Arbeiterheim Favoriten Revitalisierungs KG, Wien	99,4	99,4	EUR	-14 322	-428
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Wohnpark Paltaufgasse Vermietungs KG, Wien	74,5	74,5	EUR	-12 087	-676
Treuconsult Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	60 812	[1]
Treuconsult BeteiligungsgesmbH u. Co. Palais Leitenberger Revitalisierungs KG, Wien	83,9	83,9	EUR	-31 144	-2 336
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0				
Triple A Rating Advisors Beratung GmbH, Wien	100,0	100,0			
TRITERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
Triton Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
Ubiterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	-1 078	1 000
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	163	[1]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Universale International Realitäten GmbH, Wien	100,0	100,0	EUR	187 025	9 294
Konzern mit Tochterunternehmen:					
Dritte Unipro Immobilien-Projektierungs GmbH & Co. Judith-Auer-Straße KG, Berlin	100,0	100,0			
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H, Berlin	100,0	100,0			
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100,0	100,0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	100,0	100,0			
ISB Universale Bau GmbH, Brandenburg	100,0	100,0			
PMG Bauprojektmanagement Gesellschaft m.b.H. & Co. Finanzierungs OEG, Wien (Stimmrechtsanteil: 99,9%)	100,0	100,0			
Rana-Liegenschaftsverwertung GmbH, Wien	99,9	99,9			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100,0	100,0			
Universale International Gesellschaft m.b.H., Wien	100,0	100,0			
Universale International Poland Sp.zo.o., Warschau	100,0	100,0			
Universale International Projektmanagement GmbH, Berlin	100,0	100,0			
Universale International Projektszervezesi Kft., Budapest	100,0	100,0			
Universale International spol s.r.o., Prag	100,0	100,0			
Zapadni Trgovacki Centar d.o.o., Rijeka	100,0	100,0			
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100,0	100,0			
US Office VII L.P., Dallas	100,0	100,0			
US Property Investments Inc., Dallas	100,0		USD	3 014	720
V.M.G. Vermietungsgesellschaft mbH, München	100,0	100,0			
VBII Industrie und Immobilien GmbH, Hamburg	100,0	100,0	EUR	6 165	127
VCI Volta Center Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	–23 136	650
Verba Verwaltungsgesellschaft mbH, München	100,0		EUR	1 567	–830
Vereinsbank Leasing International GmbH & Co. KG i.L., Hamburg	100,0	10,0	EUR	58	653
Vereinsbank Leasing International Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100,0				
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100,0		EUR	708	[2.20]
Vintners London Investments (Nile) Limited, George Town	100,0	100,0	EUR	343 694	456
Vivaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	26	[1]
VOTIV Versicherungsvermittlungs-GesmbH, Wien	100,0	100,0			
VuWB Investments Inc., Georgia	100,0	100,0			
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH, München	100,0	80,0	EUR	511	[1]
VWP Facility Management Gesellschaft m.b.H., Götzis	100,0	100,0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft., Budapest	100,0	100,0	HUF	83 661	39 521
WBT Wohnpark Markhofgasse Vermietungs-GmbH, Wien	100,0	100,0	EUR	–3 139	–515
WEAG Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	2 682	6
Westfalen Corporate Finance GmbH, Bochum	100,0	100,0			
Westfalen Credit Services GmbH, Bochum	100,0	100,0			
Westfalen Kapitalverwaltungsgesellschaft mbH, Bochum	100,0	100,0	EUR	511	[1]
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt, reg.Gen.m.b.H., Wien	54,7	54,7	EUR	13	[1]

Name und Sitz	Kapitalanteil in % insgesamt § 16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Wochenkurier Verlagsgesellschaft mbH, Hagen	75,0	75,0	EUR	624	569
ZAO IMB-Real Estate, Moskau	100,0	100,0			
ZETA Acht Handels GmbH, Wien	100,0	100,0			
ZETA Fünf Handels GmbH, Wien	100,0	100,0	EUR	14 544	–2
ZETA Neun Handels GmbH, Wien	100,0	100,0			
Zirkon v.o.s., Prag	100,0	100,0			
2 Gemeinschaftsunternehmen (Joint Ventures)[4]					
2.1 Gemeinschaftsunternehmen von untergeordneter Bedeutung					
2.1.1 Kreditinstitute					
Notartreuhandbank AG, Wien	25,0	25,0	EUR	12 841	3 010
2.1.2 Sonstige Unternehmen					
CGE Power Limited, London	33,3	33,3	GBP	–19 412	–19 412
Crown Westfalen Credit Services GmbH, Bochum	50,0	50,0			
Global Life Science Limited Partnership, St. Peter Port	23,8		EUR	16 550	–4 958
Heizkraftwerk Cottbus Verwaltungs GmbH, München	33,3		EUR	116	460
Heizkraftwerke-Pool-Verwaltungs-GmbH, München	33,3		EUR	142	595
Interfinanziaria S. A., Paradiso-Lugano	33,3	33,3	CHF	2 360	–5
memIQ i.I., Haar	46,7				
N665UA Offshore GP, LLC, Wilmington	33,3	33,3			
N665UA Offshore OP, L.P., Wimington	33,2	33,2			
New Elaine UK Ltd., London	31,8	31,8	EUR	299	705
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50,0	50,0			
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50,0	50,0	EUR	29 406	192
UBF Mittelstandsfinanzierungs AG, Wien	24,1	24,1	EUR	12 876	8
Udeko Handelsgesellschaft mbH, Luxemburg	24,9	24,9			
3 Assoziierte Unternehmen[4]					
3.1 At-Equity bewertete assoziierte Unternehmen					
3.1.1 Kreditinstitute					
Adria Bank Aktiengesellschaft, Wien	25,5	25,5	EUR	29 532	917
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	47,4	47,4	EUR	345 721	33 428
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	24,1	24,1	EUR	294 613	13 584
BKS Bank AG, Klagenfurt	36,0	36,0	EUR	231 988	16 927
Oberbank AG, Linz	33,6	33,6	EUR	526 645	40 433
Oesterreichische Kontrollbank Aktiengesellschaft, Wien	49,2	49,2	EUR	244 579	15 267

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
3.1.2 Sonstige Unternehmen					
Im Teilkonzernergebnis der Bank Austria Creditanstalt Leasing GmbH, Wien (s.u. »Verbundene Unternehmen/ in den Konzernabschluss einbezogen«) enthalten:					
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Wien	50,0	50,0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Wien[8]	1,0	1,0			
Die Erste-Immorent-Z-Einrichtungshausverwertungs-gesellschaft m.b.H., Wien	33,2	33,2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50,0	50,0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
INPROX Osijek d.o.o., Zagreb	50,0	50,0			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H., Gerasdorf	40,0	40,0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Wien	33,4	33,4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Neubau Augasse 9 Errichtungs- und Vermietungs-gesellschaft m.b.H., Wien	50,0	50,0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Wien	50,0	50,0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	50,0	50,0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Rembra Leasing Gesellschaft m.b.H., Wien	50,0	50,0			
RENAULT LEASING CZ, s.r.o., Prag	50,0	50,0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Wien	50,0	50,0			
Schul- und Amtsgebäude Grundstücksverwaltungs-gesellschaft m.b.H., Graz	33,3	33,3			
Schulerrichtungsgesellschaft m.b.H., Wien	50,0	50,0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Wien	50,0	50,0			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Wien[8]	1,0	1,0			
Ramius HVB Partners LLC, Wilmington	24,9	24,9	USD	73 705	3 947
3.2 Assoziierte Unternehmen von untergeordneter Bedeutung					
3.2.1 Kreditinstitute					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Wien	33,3	33,3	EUR	3 699	350
Banco Interfinanzas S. A., Buenos Aires	50,0	50,0	EUR	21 191	2 566
Bank Medici AG, Wien	25,0	25,0	EUR	5 790	41
Europay Austria Zahlungsverkehrssysteme GmbH, Wien	23,9	23,9	EUR	44 525	17 101
Kapital-Beteiligungs Aktiengesellschaft, Wien	20,0	20,0	EUR	8 549	126

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Wien	50,0	50,0	EUR	27444	1704
Schwäbische Bank AG, Stuttgart	25,1		EUR	21920	2991
Wiener Kreditbürgschaftsgesellschaft m.b.H., Wien	24,5	24,5	EUR	5067	838
3.2.2 Sonstige Unternehmen					
»Gesfö« Gemeinützige Bau- und Siedlungsgesellschaft m.b.H., Wien	25,1	25,1	EUR	5118	421
»Uni« Gebäudemanagement GmbH, Linz	50,0	50,0			
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Wien	50,0	50,0	EUR	84	691
BA-CA Investor Beteiligungs GmbH, Wien	24,0	24,0			
BA-CA-Gebäudevermietungsgesellschaft m.b.H., Wien	50,0	50,0	EUR	528	451
CALG 435 Grundstückverwaltung GmbH, Wien	50,0	50,0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH, Wien	49,0	49,0			
CMP Fonds I GmbH, Berlin (Stimmrechtsanteil: 25,0%)	32,7		EUR	42920	−6841
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50,0	50,0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50,0	50,0			
EBPP Electronic Bill Presentment and Payment GmbH, Wien	45,0	45,0	EUR	1085	−2196
Euro Synergies Management S.A., Paris	20,0				
Europacenter Kft., Budapest	50,0	50,0	HUF	462334	15653
Giro Bankkártya Rt., Budapest	25,4	25,4	HUF	510097	33071
Hofgarten Grundbesitz Verwaltung GmbH, Berlin	49,6	49,6			
Hofgarten Real Estate B.V., Amsterdam	47,2	47,2	EUR	−48771	−313
Infrastruktur Planungs- und Entwicklungs GmbH, Wien	45,0	45,0			
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30,0				
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45,6	45,6	EUR	9	−5444
Miedzybankowe Centrum Gotowki Sp.z.o.o., Krakau	25,0	25,0	PLN	10929	922
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Wien	50,0	50,0			
MOC Verwaltungs GmbH & Co. Immobilien KG, München	23,0	23,0	EUR	−335	−307
MOC Verwaltungs GmbH, München	23,0	23,0			
Oberbank KB-Leasing Gesellschaft m.b.H., Linz	25,0	25,0			
Österreichische Wertpapierdaten Service GmbH, Wien	29,5	29,5			
P&U Büro- und Wohnparkerrichtungsges.m.b.H., Wien	40,0	40,0			
Podlaskie Centrum Rolno-Towarowa S.A., Bialystok	28,1	28,1	PLN	10147	86
Polska Prasa Lokalna Holding, Sniadowa	33,8	33,8			
Secaron AG, Hallbergmoos	24,9		EUR	1689	251
SK BV Grundstücksentwicklung GmbH & Co. KG, Köln	25,0	25,0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Köln	50,0	50,0			
Sparkassen-Haftungs Aktiengesellschaft, Wien	28,3	28,3			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin (Stimmrechtsanteil: 47,9%)	49,0	6,0	EUR	−297440	−11321
Unitas Wohnbau Ges.m.b.H., Wien	49,0	49,0			
WED Holding Gesellschaft m.b.H., Wien	48,1	48,1	EUR	11549	0

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
4 Beteiligungen ohne maßgeblichen Einfluss mit einer Anteilsquote von 20% bis 50%[4]					
4.1 Kreditinstitute					
Clearing Bank Hannover AG i.L., Hannover	20,0		EUR	3 371	-4 008
Deutsche Schiffsbank AG, Bremen/Hamburg	20,0	20,0	EUR	445 052	50 173
Wüstenrot stambena stedionica d.d., Zagreb	25,0	25,0	HRK	73 360	4 930
4.2 Sonstige Unternehmen					
»Salima« WIEN-MITTE Projektentwicklung GmbH, Wien	50,0	50,0			
Airport Munich Logistic and Services GmbH, München	49,0	49,0	EUR	646	610
Austria Ticket Ges. m.b.H., Wien (Stimmrechtsanteil: 48,7%)	49,0	49,0	EUR	311	-1 389
Auto Mondo Company S.A., Bukarest	20,0	20,0			
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude	44,6	44,6	EUR	7 009	-7 578
Bavaria Filmkunst GmbH, München	20,6		EUR	5 810	505
BayBG Bayerische Beteiligungsgesellschaft mbH, München	22,5		EUR	92 974	5 440
BC European Capital VII-12 L.P., St. Peter Port (Stimmrechtsanteil: 0,0%)	34,1		EUR	53 925	972
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50,0	50,0			
BioM Venture Capital GmbH & Co. Fonds KG, Planegg/Martinsried (Stimmrechtsanteil: 20,4%)	23,5		EUR	6 006	-2 223
Blue Capital Equity I GmbH & Co.KG, Hamburg	20,7	20,7	EUR	51 636	-68
Budapesti Ertektözsde Rt., Budapest	25,2	25,2	HUF	5 386 899	1 038 347
C.I.M. Beteiligungen 1998 GmbH, Wien	33,3	33,3			
C.I.M. Unternehmensbeteiligungs- und Anlagenvermietungs GmbH, Wien	33,3	33,3	EUR	84	1 727
C.I.M. Verwaltung und Beteiligungen 1999 GmbH, Wien	33,3	33,3			
CALG 445 Grundstückentwicklung GmbH, Wien[7]	75,0	75,0			
Call Now Telekommunikationsservice Gesellschaft mbH, Wien	25,0	25,0			
CBCB – Czech Banking Credit Bureau, a.s., Prag	20,0	20,0			
CenterPoint – Connective Software Engineering GmbH, Villach – St. Magdalen	27,0	27,0	EUR	-215	-166
CREDANTI HOLDINGS LIMITED, Nicosia	30,0	30,0			
Dayoco Ltd., Hongkong	50,0	50,0			
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt (Stimmrechtsanteil: 39,8%)	39,9	4,0	EUR	-2 381	41
Dospa Immobilien Leasing Gesellschaft m.b.H., Wien	25,0	25,0			
Doughty Hanson & Co. Technology Limited Partnership Number 3, London (Stimmrechtsanteil: 0,0%)	22,3		USD	18 891	4 270
Drosbach Holding (Luxemburg) S.A., Luxemburg[6]	25,0	25,0	EUR	-739	479
Engelbert Rütten Verwaltungsgesellschaft Kommandit-gesellschaft, Düsseldorf	30,2				

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	Kapitalanteil in % davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
EQT III ISS Co-Investment L.P., St. Peter Port[7] (Stimmrechtsanteil: 0,0%)	55,1	55,1			
ESMT European School of Management and Technology GmbH, Berlin	24,2		EUR	17 826	5 764
formac Beteiligungsgesellschaft mbH, Hamburg	33,3	33,3	EUR	−9 702	−5 532
GermanIncubator Erste Beteiligungs GmbH, München (Stimmrechtsanteil: 9,9%)	39,6		EUR	−5 033	−677
GI Ventures Aktiengesellschaft, München	20,8				
H.F.S. Zweitmarktfonds Deutschland 3 GmbH & Co. KG, München	50,0	50,0			
H.F.S. Zweitmarktfonds Deutschland 4 GmbH & Co. KG, München	50,0	50,0			
Hansa-Nord-Lux Managementgesellschaft, Luxemburg	50,0	50,0	EUR	1 717	429
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31,3	31,3	EUR	27 898	2 242
Hotel Rügen Betriebs- und Management GmbH, Frankfurt/Main	25,2	25,2			
HP IT-Solutions GmbH, Innsbruck	28,6	28,6			
Immobilien Vermietungs GmbH & Co. Projekt Gumpendorferstraße 140 KEG, Wien	46,3	46,3			
INVESCO Real Estate Germany L.L.C., Wilmington	24,9				
INVESCO Real Estate Germany L.P., Wilmington	24,7		USD	5 736	485
INVESCO Real Estate GmbH, München	24,9		EUR	1 541	870
IPE Euro Wagon L.P., St. Helier	37,7	37,7			
Köhler & Krenzer Fashion AG, Ehrenberg	< 50,0		EUR	36 754	4 205
Leasing 439 GmbH, Wien	50,0	50,0			
LinQ Mining Fund, Perth	23,7		AUD	25 673	4 323
LNC (SPV-AMC) Corporation, Manila	40,0	40,0			
LNC Investments Holdings Inc., Manila	40,0	40,0			
Lorit Immobilien Leasing Gesellschaft m.b.H., Wien	25,0	25,0			
M.A.I.L. Immobilien Gesellschaft m.b.H. & Co. KG, Wien	50,0	50,0			
MEDIA DRUCK GmbH, Tulln	20,0	20,0			
Motion Picture Markets Holding GmbH, Grünwald	33,3	33,3			
Mozfund (Proprietary) Limited, Sandton (Stimmrechtsanteil: 12,5%)	40,0				
MPV Projektentwicklung GmbH & Co. Objekt Schwerin-Krebsförden KG, Hamburg	50,0	50,0	EUR	196	−305
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, München	25,0	25,0	EUR	2 561	1 723
Olympus @ HCS S. A. i.L., Constanta	20,0	20,0			
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23,4				
PHG POS – Handelsgesellschaft m.b.H., Wien	33,3	33,3			
Procon MultiMedia Aktiengesellschaft, Hamburg	25,0	25,0	EUR	10 445	−2 844
PTP Liegenschaftsentwicklung AG, Wien	25,0	25,0	EUR	2 047	−242
Ramius Capital Group, L.L.C., New York (Stimmrechtsanteil: 0,0%)	24,9	24,9	USD	228 216	34 400
Realitäten-Development GmbH, Wien	26,7	26,7			
Sentient Global Resources Fund I, L.P., George Town (Stimmrechtsanteil: 0,0%)	24,4		USD	86 513	15 125
ShopIn Card Betriebs GmbH, Klagenfurt	33,3	33,3			

Name und Sitz	Kapitalanteil in % insgesamt § 16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit beschränkter Haftung, Kelkheim	40,0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23,8		EUR	2 739	–22
The St. Margarets Limited Partnership, George Town	20,9	20,9	USD	99 937	3 323
The Williams Capital Group, L.P., New York (Stimmrechtsanteil: 0,0%)	22,1	22,1	USD	5 672	313
VB Private Equity Fund I GbR, Hamburg	25,0	25,0	EUR	10 366	5 408

Name und Sitz	Stimmrechtsanteil in % insgesamt	davon mittelbar § 16 Abs. 4 AktG
5 Beteiligungen an großen Kapitalgesellschaften, bei denen die Beteiligung 5% der Stimmrechte überschreitet und der Ausweis nicht bereits unter Anteilsbesitz ab 20% erfolgt ist		
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main	15,4	2,1
Babcock & Brown Limited, Sydney	8,4	
Bank Austria Creditanstalt Versicherung AG, Wien	10,0	10,0
CJSC Moscow Interbank Currency Exchange, Moskau	12,3	12,3
Commercial Union Powszechne Towarystwo Emerytalne BPH CU WBK S. A., Warschau	10,0	10,0
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt/Main	6,2	
Krajowa Izba Rozliczeniowa S. A., Warschau	11,5	11,5
Société Générale de Banques au Sénégal S. A., Dakar	5,6	
Société Générale de Banques en Côte d'Ivoire S. A., Abidjan	5,1	
Union Versicherungs-Aktiengesellschaft, Wien	10,0	10,0
Unternehmens Invest AG, Wien	13,0	13,0
VBW Bauen und Wohnen GmbH, Bochum	10,1	10,1
Wüstenrot & Württembergische AG, Stuttgart	7,5	

Name und Sitz	Kapitalanteil der Bayerische Hypo- und Vereinsbank AG in %	Gezeichnetes Kapital in Mio EUR
6 Weitere ausgewählte Beteiligungen unter 20%		
6.1 Kreditinstitute		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, München	10,5	0,4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4,3	3,2
Bürgschaftsbank Brandenburg GmbH, Potsdam	7,8	7,4
Bürgschaftsbank Bremen GmbH, Bremen	4,1	2,1
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9,1	8,1
Bürgschaftsbank Sachsen GmbH, Dresden	4,7	13,1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8,9	8,4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6,0	3,6
Bürgschaftsbank Thüringen GmbH, Erfurt	8,7	12,9
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	10,5	10,9
Liquiditäts-Konsortialbank GmbH, Frankfurt/Main	5,2	200,0
6.2 Sonstige Unternehmen		
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	8,5	2,9
Börse Düsseldorf AG, Düsseldorf	3,0	5,0
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	< 5,0	196,3
MBG Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH, Stuttgart	5,0	3,6
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8,7	2,9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11,6	5,7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern, Schwerin	15,4	5,1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hannover	8,2	0,9
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11,8	10,4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	12,7	6,5
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13,4	9,9
Münchener Rückversicherungs-Gesellschaft AG, München	4,9	587,7
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8,7	0,8

Devisenkurse für 1 Euro zum 31.12.2005:

Australien	1 Euro =	1,6109	AUD	Rumänien	1 Euro =	3,6802	RON
Bosnien und Herzegowina	1 Euro =	1,95583	BAM	Schweiz	1 Euro =	1,5551	CHF
Bulgarien	1 Euro =	1,95563	BGN	Serbien und Montenegro	1 Euro =	85,9105	CSD
Großbritannien	1 Euro =	0,6853	GBP	Slowakische Republik	1 Euro =	37,88	SKK
Japan	1 Euro =	138,90	JPY	Slowenien	1 Euro =	239,50	SIT
Kroatien	1 Euro =	7,3715	HRK	Tschechische Republik	1 Euro =	29,00	CZK
Lettland	1 Euro =	0,6962	LVL	Ukraine	1 Euro =	5,97	UAH
Philippinen	1 Euro =	62,719	PHP	Ungarn	1 Euro =	252,87	HUF
Polen	1 Euro =	3,86	PLN	USA	1 Euro =	1,1797	USD

Anmerkungen und Erläuterungen

Bei Prozentangaben, die mit einem < oder > versehen sind, ergibt sich der angegebene Zahlenwert durch kaufmännische Rundung auf eine Nachkommastelle. So entsprechen <100,0% beispielsweise 99,99% oder >0,0% beispielsweise 0,01%.

[1] Ergebnisübernahme durch Gesellschafter.

[2] Mit folgenden Gesellschaften hat die HypoVereinsbank AG Ergebnisabführungsverträge abgeschlossen:

Gesellschaft	Ergebnisübernahme in Tsd €
2.1 Bankhaus Neelmeyer AG, Bremen	5 380
2.2 Financial Markets Service Bank GmbH, München	-972
2.3 Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	-17 445
2.4 HVB Informations-Verarbeitungs-GmbH, München	-14 757
2.5 HVB Leasing GmbH, Hamburg	-8 080
2.6 HVB Payments & Services GmbH, München	1 381
2.7 HVB Systems GmbH, München	-41 193
2.8 HVB Verwa 4 GmbH, München	1 428
2.9 HVB Wealth Management GmbH, München	1 336
2.10 Blue Capital GmbH, Hamburg	486
2.11 Conetwork GmbH, Hamburg	812
2.12 Food & more GmbH, München	18
2.13 HVB Capital Partners AG, München	66 285
2.14 HVB Consult GmbH, München	277
2.15 HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	163
2.16 HVB Immobilien AG, München	-256 069
2.17 HVB Principal Equity GmbH, München	3 605
2.18 HVB Profil Gesellschaft für Personalmanagement mbH, München	2 510
2.19 HVB Verwa 3 GmbH, München	236
2.20 Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	-1 006

[3] Die Gesellschaft ist gem. § 264b HGB von der Pflicht zur Aufstellung eines Jahresabschlusses nach den für Kapitalgesellschaften geltenden Vorschriften befreit.

[4] Soweit das Eigenkapital und das Jahresergebnis nicht genannt werden, unterbleiben die Angaben wegen § 286 Abs. 3 Satz 1 Nr. 1 HGB (untergeordnete Bedeutung). Unabhängig davon sind bei Teilkonzernen grundsätzlich nur die jeweiligen Angaben des Konzerns genannt.
Die Angaben gemäß § 285 Nr. 11a HGB sind wegen untergeordneter Bedeutung nach § 286 Abs. 3 Nr. 1 HGB unterblieben.

[5] Verbundenes Unternehmen, da die HVB einen beherrschenden Einfluss via Geschäftsführung ausübt.

[6] Verkauft in 2006.

[7] Widerlegung des beherrschenden Einflusses, daher Ausweis unter den Beteiligungen ohne maßgeblichen Einfluss mit einer Anteilsquote von 20% bis 50%.

[8] Qualifiziert als at-Equity bewertetes assoziiertes Unternehmen im Teilkonzern der Bank Austria Creditanstalt Leasing GmbH, Wien, durch maßgeblichen Einfluss über die Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Wien.

Herausgeber
Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 3. 4. 2006
Auslieferung: 19. 4. 2006

Printed in Germany